Form 20-F
period 2014-03-31
Luxoft Holding, Inc
filed 2014-07-14
CIK 1538375

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Luxoft Holding, Inc Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2014
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report....................................

For the transition period from                    to

Commission File Number

LUXOFT HOLDING, INC
(Exact Name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Luxoft Holding, Inc
Akara Building
24 De Castro Street
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares with no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2014: 32,758,535 Class A and Class B ordinary shares with no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☒

PRELIMINARY NOTES

Terms

        As used herein, and unless the context suggests otherwise, the terms "Luxoft," "Company," "we," "us" or "our" refer to Luxoft Holding, Inc and its direct and consolidated subsidiaries unless otherwise stated or indicated by context. We define Central and Eastern Europe ("CEE") to include Albania, Belarus, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonia, Moldova, Montenegro, Kosovo, Poland, Romania, Russia, Serbia, Slovakia, Slovenia and Ukraine.

Special Note Regarding Forward-Looking Statements

        In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding:

  •
  the persistence and intensification of competition in the IT industry;

  •
  the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services;

  •
  the level of growth of demand for our services from our clients;

  •
  the level of increase in revenues from our new clients;

  •
  general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, such as in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate;

  •
  seasonal trends and the budget and work cycles of our clients;

  •
  the levels of our concentration of revenues by vertical, by geography, by client and by type of contract in the future;

  •
  the expected timing of the increase in our corporate tax rate;

  •
  our expectations with respect to the proportion of our fixed price contracts;

  •
  our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision;

  •
  the demands we expect our rapid growth to place on our management and infrastructure;

  •
  the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs;

  •
  the high proportion of our cost of services comprised of personnel salaries;

  •
  our plans to introduce new products for commercial resale and licensing in addition to providing services;

  •
  IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and

  •
  our continued financial relationship with IBS Group Holding Limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment.

        The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. These statements may be found in the sections of this annual report on Form 20-F entitled "ITEM 3. Key Information—Risk Factors," "ITEM 4. Information about Luxoft," "ITEM 5. Operating and Financial Review and Prospects," "ITEM 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations" and elsewhere in this annual report, including the section of this annual report entitled "ITEM 4. Information about Luxoft—Business Overview—Overview" and "ITEM 4. Information about Luxoft—Business Overview—Industry Background," which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements due to various factors, including all the risks discussed in "ITEM 3. Key Information—Risk Factors" and elsewhere in this annual report.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this annual report to conform these statements to actual results or to changes in our expectations.

Industry Data and Other Information

        This annual report includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Forecasts and other metrics included in this annual report to describe our industry are inherently uncertain and speculative in nature and actual results for any period may materially differ. Estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed above and in "ITEM 3. Key Information—Risk Factors" in this annual report.

        The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

        Unless stated otherwise, third party data in this annual report consists of:

  1.
  Gartner, "Market Share: IT Services, 2013," Kathryn Hale, et.al., March 31, 2014.

  2.
  Gartner, "Russia as an Offshore Services Location: Foreign Recruitment Could Answer IT Skills Shortage," Ian Marriott, Susanne Matson, October 31, 2013.

  3.
  Gartner, "Gartner's 30 Leading Locations for Offshore Services, 2014," Ian Marriott, February 19, 2014.

  4.
  Gartner, "Leading Offshore Services Locations in EMEA, 2014: Economic Challenges Limit Speed of Progress," Ian Marriott, Gianluca Tramacere, February 27, 2014.

  5.
  Gartner, "Romania as an Offshore Services Location: Language and Technical Skills Drive Nearshore Success," Ian Marriott, Gianluca Tramacere, November 6, 2013.

  6.
  Gartner, "Gartner's 30 Leading Locations for Offshore Services, 2014," Ian Marriott, February 19, 2014 and Gartner, "Leading Offshore Services Locations in EMEA, 2014: Economic Challenges Limit Speed of Progress, Ian Marriott, Gianluca Tramacere, February 27, 2014.

  7.
  Gartner, "Poland as an Offshore Services Location: Strong Labor Pool and Government Incentives Add to Its Appeal," Ian Marriot, Gianluca Tramacere, November 8, 2013

  8.
  Gartner, "Market Trends: Banking, Worldwide, 2014," Vittorio D'Orazio and Rajesh Kandaswamy, January 8.

  9.
  Gartner, "Vendor Guide to the Right Application Testing Service Partner," Susanne Matson and Gilbert van der Heiden, November 20, 2013.

  10.
  IDC Worldwide Offshore IT Services 2012-2016 Forecast, #240653, April 2013.

  11.
  Forrester Research Inc, Thrive With Sustained Innovation in the Empowered BT Era, August 23, 2012.

  12.
  IDC Worldwide Services, 2012-2016 Forecast Update # 237692, November 2012

        Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. "Luxoft" is our registered trademark. We also have several other registered trademarks, service marks and pending applications relating to our products and services, including without limitation, our proprietary software product, Luxoft Horizon Visualization Framework ("Horizon"). Other trademarks and service marks appearing in this annual report are the property of their respective holders.

PART I

ITEM 3:    Key Information

A.  Selected Financial Data

        You should read the following selected consolidated financial data in conjunction with "ITEM 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. We have derived the consolidated statements of comprehensive income data for the years ended March 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of March 31, 2013 and 2014 from our audited consolidated financial statements included in "ITEM 18. Financial Statements," which have been prepared in accordance with generally accepted accounting principles in the United States. We have derived the consolidated statements of comprehensive income for the years ended March 31, 2011 and the consolidated balance sheet data as of March 31, 2011 and 2012 from our audited consolidated financial statements which are not included in this annual report. Historical results are not indicative of the results to be expected in the future.

	For the years ended March 31,
	2011	2012	2013	2014
	(In thousands of US dollars, except share and per share amounts)
Consolidated statements of comprehensive income:
Sales of services	$198,368	$271,142	$314,596	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	109,996	157,004	185,557	229,537
Selling, general and administrative expenses	51,039	64,720	76,911	95,946
Depreciation and amortization	6,344	7,742	8,981	12,944
Loss from revaluation of contingent liability	—	—	—	922
Operating income	30,989	41,676	43,147	58,982

Other income and expenses
Interest expense, net	(3,522)	(2,151)	(1,277)	(1,508)
Other gain (loss), net	(320)	170	(1)	557
Gain (loss) from foreign currency exchange contract	529	886	(621)	(1,134)
Net foreign exchange gain/(loss)	914	(1,263)	(66)	(961)
Income before income taxes	28,590	39,318	41,182	55,936

Income tax expense	(2,043)	(3,210)	(3,645)	(4,706)
Income from continuing operations	26,547	36,108	37,537	51,230

Income/(loss) from discontinued operations	(664)	80	—	—
Net income	$25,883	$36,188	$37,537	$51,230

Net income attributable to the non-controlling interest	1	62	—	—
Net income attributable to the Group	$25,884	$36,250	$37,537	$51,230

Other comprehensive income, net of tax
Foreign currency translation adjustment	15	(879)	(1,514)	1,118
Comprehensive income attributable to the Group	$25,899	$35,371	$36,023	$52,348

Actual net income per ordinary share and pro forma per Class A and Class B ordinary shares:
Basic	$0.89	$1.23	$1.27	$1.59

Diluted	$0.88	$1.22	$1.24	$1.59

Actual weighted average number of Class A and Class B ordinary shares
Basic	28,621,824	29,286,348	29,662,696	32,129,355

Diluted	29,506,708	29,734,292	30,235,884	32,242,488

Dividends declared per share	$—	$0.14	$0.91	$—

	As of March 31,
	2011	2012	2013	2014
	(in thousands)
Consolidated Statements of Financial Positions Data
Cash and cash equivalents	$8,607	$6,846	$4,499	$37,503
Work-in-progress	1,298	3,897	3,478	4,720
Working capital(2)	12,741	41,853	46,662	65,682
Total assets	101,794	123,264	155,222	217,697
Total borrowings(3)	13,079	10,814	16,765	20,582
Total liabilities	56,734	42,497	59,927	68,080
Total equity	$45,060	$80,767	$95,295	$149,617

	Year ended March 31,
	2011	2012	2013	2014
	(in thousands)
Supplemental financial metrics
Adjusted net income(4)	$28,160	$39,716	$44,284	$56,134

(1)
See Note 17 to our annual consolidated financial statements included elsewhere in this annual report for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)
Working capital is defined as total current assets minus total current liabilities, adjusted for net IPO proceeds of $31,036.

(3)
Includes short term and long term borrowings, loans from related parties and capital lease obligations.

(4)
Adjusted net income is a non-GAAP measure and is net income from continuing operations before share-based compensation, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisition related costs that may include change in the fair value of contingent consideration liabilities. We present adjusted net income as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. Adjusted net income should not be considered in isolation or as a substitute for operating income or other statement of comprehensive income items prepared in accordance with U.S. GAAP as a measure of our performance. We use adjusted net income as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of share-based compensation expense, amortization of fair value adjustment to intangible assets and change in fair value of contingent consideration liabilities, which is a non-cash item. In addition, adjusted net income, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. A reconciliation of adjusted net income to net income from continuing operations is set forth in the table below.

	Year ended March 31,
	2011	2012	2013	2014
	(in thousands)
Reconciliation of adjusted net income:
Income from continuing operations	$26,547	$36,108	$37,537	$51,230
Share-based compensation	1,313	2,246	5,460	1,418
Amortization of purchased intangible assets	300	1,362	1,287	2,564
Loss from revaluation of contingent liability	—	—	—	922

Adjusted net income	$28,160	$39,716	$44,284	$56,134

  B.  Capitalization and Indebtedness

          Not applicable.

  C.  Reasons for Offer and Use of Proceeds

          Not applicable.

  D.  Risk Factors

          An investment in our Class A ordinary shares involve a high degree of risk. Our investors should consider carefully the risks described below, together with financial and other information contained in this annual report. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our Class A ordinary shares would likely decline and you might lose all or part of your investment. See "Preliminary Notes—Special Note Regarding Forward-Looking Statements."

  Risks related to our business and our industry

  We generate a significant portion of our sales of services, and anticipate deriving a material portion of our sales of products, from clients primarily located in the U.S. and Europe. Worsening economic conditions or factors that negatively affect the economic health of the U.S. or Europe could reduce our sales of services and thus adversely affect our results of operations.

          The recent crisis in the financial and credit markets in the U.S. and Europe led to a global economic slowdown, with the economies of those regions showing significant signs of weakness. The IT industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. We derive a significant portion of our sales of services from clients in the U.S. and Europe. If the U.S. or European economies further weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly which may in turn lower the demand for our services. Furthermore, clients in affected regions could terminate their contracts with us, generally by giving between 30 days and six months' notice, or choose not to renew their contracts with us. Such actions by our clients would negatively affect our sales of services and profitability. The current financial crisis in Europe has given rise to concerns that certain European countries may default on their sovereign debt. The resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospects of sovereign debt defaults in Europe decline. The financial crisis in Europe may also have ripple effects in the U.S.

        If we are unable to successfully anticipate changing economic and other conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be materially adversely affected.

Rapid growth may strain our limited resources, and a failure to manage this growth could have a material adverse effect on the quality of our services and client support.

        We have recently experienced rapid growth and significantly expanded our business. Our sales of services grew from $198.4 million in the year ended March 31, 2011 to $314.6 million in the year ended March 31, 2013. For the year ended March 31, 2014, our sales of services were $398.3 million. As of March 31, 2014, we had 7,519 personnel, as compared to 5,846 personnel as of March 31, 2013. Our rapid growth has placed, and we expect it to continue to place, significant demands on our management and our administrative, operational and financial infrastructure. In addition, we recently announced a multi-year Global Upgrade Program, which among other things, is expected to result in our expansion in Central Europe and potentially into new markets. Continued expansion increases the challenges we face in offering our services in the following areas:

  •
  recruiting and retaining sufficiently skilled IT professionals, as well as marketing and management personnel;

  •
  training and supervision of our personnel to maintain our high quality standards;

  •
  borrowing adequate short-term funds to finance rapid growth;

  •
  developing financial and management controls; and

  •
  preserving our culture and values and our entrepreneurial environment.

        If we are unable to manage our rapid growth efficiently, or if we are unable to implement our Global Upgrade Program successfully or timely, it could have a material adverse effect on the quality of our services and client support, and therefore on our productivity and results of operations.

We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations.

        We are dependent on our key clients for a significant portion of our sales of services. Our largest clients, Deutsche Bank and UBS, accounted, in the aggregate, for 47.3%, 47.0% and 52.0% of our sales of services in the years ended March 31, 2012, 2013 and 2014, respectively. In the aggregate, our ten largest clients accounted for 82.6%, 81.2% and 81.7% of our sales of services in the years ended March 31, 2012, 2013 and 2014, respectively.

        Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. We have entered into framework agreements with each of our key clients, including Deutsche Bank, UBS and Boeing, which govern substantially all of our arrangements for the provision of services to such clients. These agreements, however, do not grant us any exclusivity and do not contain any minimum service conditions. Further, though our framework agreements with Deutsche Bank, UBS and Boeing provide for compensation for any services already rendered by us in the case of early termination, they may be terminated by Deutsche Bank, UBS and Boeing, respectively, generally upon prior written notice of between one and six months without any penalty. In addition, Deutsche Bank may terminate any or all of the individual service contracts governed by the master framework agreement if the master framework agreement is terminated for cause or for any other reason. Accordingly, we cannot provide any assurance that we will succeed in maintaining or growing our business with sales of services from our largest clients.

        Our reliance on any individual client may give that client a certain degree of pricing leverage against us as we negotiate contracts and terms of service. In addition, a number of other factors outside of our control could cause the loss of or reduction in business or sales of services from any client, and these factors are not predictable. These factors may include, among others, a client's corporate restructuring or insolvency, pricing pressure or changes to its outsourcing strategy. A client may decide to reduce spending on technology services or sourcing from us, or shift such spending to one of our competitors, due to a challenging economic environment or other internal or external factors relating to its business. For example, in 2008, one of our ten largest clients at the time, Nortel, filed for bankruptcy. As a result of this action, not only were we unable to continue our relationship with Nortel, but we were unable to collect unpaid receivables for a portion of the work we had done for this client.

        Furthermore, as we increase the amount of services we offer to our biggest clients and as our services account for a larger portion of our clients' budgets on IT services, we run the risk of approaching our clients' maximum budget allowance for spending on IT services. If our clients are unable or unwilling to devote more of their IT budget to paying for our services, or if our clients are unable or unwilling to devote more of their overall budget to IT services, we risk being unable to increase our sales of services from each of these clients. Likewise, as we expand our product offerings to clients, we may run the risk of approaching our clients' maximum budget allowance for software spending.

        The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could materially adversely affect our sales of services and thus our results of operations.

We derive a large portion of our sales of services, and expect that we will derive a large portion of our sales of products, from clients who operate in a limited number of industries.

        We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the year ended March 31, 2014, we derived 59.9%, 11.3% and 9.3% of our sales of services from clients operating in the financial services, automotive and transport, and travel and aviation industries, respectively. Furthermore, we anticipate our product sales will be largely to clients in the same industries. Our business and growth depend to a large extent on continued demand for our services from clients and potential clients in these industries. Demand for our services and products in general, as well as in any industry specifically, could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications and software development services generally, or consolidation within the industry. Furthermore, clients in affected regions could terminate their contracts with us, generally by giving between 30 days and six months' notice, or choose not to renew their contracts with us. In addition, serving a major client within a particular industry may limit our ability to enter into engagements with competitors of that client, and certain of our client contracts prohibit certain of our employees from working on engagements with our clients' competitors. Many of these industries are also experiencing vendor consolidation, which may limit our ability to gain new clients or keep existing clients as the procurement department of potential and existing clients limit the number of vendors from which they are willing to buy services. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant sales of services in the future, may have a material adverse effect on our results of operations.

        In particular, an economic slowdown or financial crisis could result in decreased IT spending by institutions in the financial services industry. Many such institutions may reduce their IT spending, delay planned projects or both. As a result, it may make it more difficult to obtain new clients, sell our services and products or maintain the current level of demand from our existing clients in this industry.

Because the financial services industry is our largest vertical, such a slowdown could materially affect our revenues and thus our results of operations.

        In addition, the large sovereign debts and/or fiscal deficits of a number of European countries and the U.S. have raised concerns regarding the financial condition of financial institutions, insurers and other corporations:

  •
  located in these countries;

  •
  that have direct or indirect exposure to these countries; and/or

  •
  whose banks, counterparties, custodians, clients, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries.

        The default, or a significant decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the businesses and economic condition and prospects of our clients (some of the largest of which are European banks), counterparties, suppliers or creditors, directly or indirectly, in ways difficult to predict. The impact of these conditions could be detrimental to us and could materially adversely affect our business, operations and profitability.

We operate in a highly competitive environment and may not be able to compete successfully.

        The IT industry in general, and the software development market in particular, is highly competitive, and we expect competition not only to persist but also to intensify. We believe that the principal competitive factors in our markets are the quality of the services offered, breadth and depth of service offerings, reputation and track record, industry expertise, effective personnel recruiting, training and retention, marketing and sales skills, scalability of infrastructure, and ability to address clients' timing requirements and price.

        We face competition from offshore technology service providers in outsourcing destinations with low wage costs such as India, as well as competition from large global consulting and outsourcing firms and in-house IT departments of large corporations. Once we begin introducing new products for commercial resale and licensing, we will face competition from software product companies, such as QlikView and Red Hat. There is no assurance that we will not face additional competition from new market entrants. We do not enter into exclusive services arrangements with any of our clients, and as a result, our sales of services could suffer to the extent that clients could obtain services from other competing application and software engineering outsourcing services. Clients may prefer application and software engineering outsourcing services that have more locations or that are based in countries that are more cost-competitive or more politically and economically stable than the countries in which we operate.

        Some of our current and potential competitors may benefit from substantially greater financial, marketing, or technical resources. Our current and potential competitors may also be able to respond more quickly to new technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address client needs. We cannot give any assurance that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully, pricing pressures and resulting loss of clients could materially adversely affect our business.

Our future revenue growth depends in part on our ability to successfully introduce new products.

        The software industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. As we continue to grow our business, we plan to introduce new products for resale and licensing. In order for our products to be commercially viable, either through direct sales or through licensing agreements, they must meet changing client needs and offer our clients unique benefits. We have limited experience to date in developing products for resale and licensing, and have not generated significant revenues from the sale of products. We may not be able to successfully introduce our products to the market. If we are not able to develop and clearly demonstrate the value of our products to our clients, the growth of our revenues may be harmed. Even if we are able to attract clients for our product offerings, the amount of revenue that we derive from our product sales may be smaller than what we forecast. As new products are continually being released, it is difficult to predict the amount of usage each of our products will receive before it becomes obsolete. Therefore, we may need to devote significant resources to the creation, support, upgrade and maintenance of such product offerings. If we are slow to develop products, of if our competitors are able to achieve those results more quickly than we, we will fail to capture a significant share of the software product market. If we misjudge client needs in the future, our new product offerings may not succeed and our revenues may be harmed. Because these new initiatives are inherently risky, they may not be successful and may harm our financial condition and operating results.

Our computer networks may be vulnerable to security risks that could disrupt our services and cause us to incur losses or liabilities that could adversely affect our business.

        Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, worms, malicious applications and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information, including personally identifiable information, or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

        Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information, including personally identifiable information. It is possible that, despite existing safeguards, an employee could misappropriate our clients' proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could adversely affect our business.

If we cause disruptions to our clients' businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our reputation and adversely affect our results of operations.

        Many of our engagements involve projects that are critical to the operations of our clients' businesses and provide benefits to our clients that may be difficult to quantify. Our software development services involve a high degree of technological complexity and have unique specifications, and could contain design defects or software errors that our quality assurance procedure may fail to detect and correct.

        Errors or defects may result in the loss of current clients, failure to attract new clients, diversion of development resources and an increase in support or service costs. Furthermore, any failure in a client's system or any breach of security could disrupt the client's business and could result in a claim for substantial damages against us, regardless of our responsibility for such failure, if such failure is caused by a breach of our contract obligations upon agreements with clients. In addition, any such failures or errors could seriously damage our reputation and materially affect our ability to attract new business.

        Most of our contracts contain limitations on liability capped at between six months and one year of payments under the contract, or at the full service contract price; and many of our contracts disclaim any warranties of merchantability and sell our services "as-is." However, not all client contracts contain liability caps, and these limitations on liability may not apply in all circumstances, may be unenforceable in some cases, or may be insufficient to protect us from liability for damages, direct or consequential. Any substantial liability that we incur as a result of any of the above could have a material adverse effect on our business and results of operations.

Our insurance may be inadequate to protect us against our losses.

        Although we believe our insurance coverage is customary for the jurisdictions in which we operate, insurance for our operations in CEE does not cover all the risks that a company of a similar size and nature operating in a more economically developed country would insure. For example, we do not have coverage for business interruption or loss of key management personnel. In addition, we only have limited product liability insurance. We do not maintain separate funds or otherwise set aside reserves to cover such losses or third-party claims. Thus, if any such uninsured event were to occur, we might incur substantial costs and diversion of resources, which, in turn, could have a material adverse effect on our results of operations.

Our success depends on our ability to continue to attract new personnel, and retain and motivate our existing personnel.

        Our ability to maintain and renew existing engagements and obtain new business is critical to our success and will largely depend on our ability to attract, train and retain skilled professionals, including experienced IT professionals and other professionals, which enables us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences.

        We believe that one of the key factors that distinguishes us from many of our competitors is the quality and educational level of our work force. For example, as of March 31, 2014, over 80% of our software and IT professionals held Master's degrees (or Master's degree equivalents in certain jurisdictions) or higher. Because our business model does not provide for the hiring and training of a large number of junior personnel, we must depend on lateral hires to provide us with skilled professionals. Competition for skilled professionals in the markets in which we operate can be intense and, accordingly, we may not be able to retain or hire all of the professionals necessary to meet our ongoing and future business needs. If our competitors are able to increase the educational level of their work force, or if clients and prospective clients become more price sensitive and choose lower-cost suppliers that have a cheaper labor force, we may lose our competitive advantage notwithstanding the relatively high educational level of our work force. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire qualified professionals to meet our business requirements.

        Our attrition rates were 12.7%, 12.9% and 9.9% for the years ended March 31, 2012, 2013 and 2014, respectively. This recent decrease in attrition was due to a series of internal measures, such as the implementation of our Internal Mobility program, which facilitates transfers by our employees between different offices or industry verticals, as well as accelerated overall demand for our services. Our attrition rate decreased during the year ended March 31, 2014 due to the success of our Internal Mobility program and other initiatives aimed at retention and motivation of our staff. We define attrition as the total number of personnel with more than six months of work experience in the company, who have left the company during the reporting period, divided by the total number of personnel at the end of the reporting period, net of employees who have left on the last day of the period. We believe that our competitors calculate attrition based on the same principles, although their methodology may differ slightly from ours. While we have adopted a number of programs aimed at managing our attrition rate, we may encounter higher attrition rates in the future. A significant increase in the attrition rate among professionals with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. The competition for highly-skilled professionals may require us to increase salaries, and we may be unable to pass on these increased costs to our clients. These factors may, as a result, have a material adverse effect on our profitability and results of operations. Our failure to attract, train and retain professionals with the qualifications necessary to fulfill the needs of our existing and future clients could materially adversely affect our ability to provide high quality services to our clients.

Wage inflation in countries where our delivery centers are located may adversely affect our financial condition and results of operations.

        We operate delivery centers in Russia, Ukraine, Romania, Poland and Vietnam where wage costs have historically been significantly lower than wage costs in the U.S. and Western Europe for comparably skilled professionals. Wages are our most significant operating expense and wage increases in these countries may prevent us from sustaining this competitive advantage internationally and may negatively affect our profitability. According to Russian Federal State Statistics Service ("Rosstat"), the State Statistics Service of Ukraine, and the Romanian National Institute of Statistics, wage inflation (or deflation) in Russia, Ukraine and Romania, where we have the majority of our employees, for the year ended December 31, 2013 was approximately 6.5%, 0.5% and 1.6%, respectively. Russia and Ukraine use inflation as measured by the consumer price index, as a proxy for wage inflation in official statistics. However, we believe that wage inflation for the IT industry can be significantly higher than overall wage inflation within each of these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially adversely affect our financial condition and results of operations.

Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.

        We conduct business in multiple countries, which expose us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2014, 65.0% of our sales were denominated in U.S. dollars and 23.7% were denominated in Euros, and 31.1% of our expenses (excluding currency losses and changes in deferred tax) were denominated in Rubles, respectively. As a result, strengthening of the Ruble relative to the U.S. dollar presents the most significant risk to us. The Ruble to U.S. dollar and Euro exchange rates has been volatile in the past few years as a result of instability of the global financial markets. Any further significant fluctuations in currency exchange rates may impact our business significantly.

        In addition, economies in CEE countries such as Russia, Ukraine and Romania have periodically experienced high rates of inflation. According to the Rosstat, the State Statistics Service of Ukraine, and the Romanian National Institute of Statistics, the inflation rate, as measured by the consumer price index, was as follows:

  •
  the annual inflation rate in Russia was 8.8% in 2010, 6.1% in 2011, 6.6% in 2012 and 6.5% in 2013;

  •
  the annual inflation rate in Ukraine was 9.1% in 2010, 4.6% in 2011, in 2012 the annual deflation rate was 0.2% in 2012 and it in 2013 the inflation was 0.5%;

  •
  the annual inflation rate in Romania was 6.1% in 2010, 5.8% in 2011, 3.3% in 2012 and 4.1% in 2013.

        Periods of higher inflation may slow economic growth in those countries. As a substantial portion of our expenses (excluding currency losses and changes in deferred tax) are denominated in Rubles, the relative movement of inflation significantly affects our results of operations. Inflation also is likely to increase some of our costs and expenses, including wages, rents, leases and employee benefit payments, which we may not be able to pass on to our clients and, as a result, may reduce our profitability. To the extent inflation causes these costs to increase, such inflation may materially adversely affect our business. Inflationary pressures could also affect our ability to access financial markets and lead to counter-inflationary measures that may harm our financial condition, results of operations or materially adversely affect the market price of our securities.

Our competitive position and future prospects depend on our senior management's expertise, and our business may be severely disrupted if we lose their services.

        Our business is dependent on retaining the services of certain key members of the management team who have extensive experience in the IT industry. If a key member of the management team is unable or unwilling to continue in his or her present position, it could disrupt our business operations, and we may not be able to replace such a person easily, or at all. In addition, the number of qualified managerial personnel in the primary jurisdictions in which we operate is limited and competition for the services of such persons in our industry is intense. While we have entered into employment contracts with our senior managers and have provided incentives for them to remain with us, including monetary bonuses and share-based compensation, we cannot guarantee the retention of their services. We currently do not maintain insurance against any damage that may be incurred in case of the loss or dismissal of our key specialists or managers. The loss of any key management may have an adverse effect on our business.

        If any of our senior management or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key technology professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our sales of services may be materially adversely affected. Additionally, such movement by senior management could result in unauthorized disclosure or use of our technical knowledge, practices or procedures, which may materially adversely affect our competitive position and, consequently, our business.

Our ability to generate and retain business depends on our reputation in the marketplace.

        Because many of our specific client engagements involve unique services, our corporate reputation is a significant factor in our clients' evaluation of whether to engage our services. We believe the Luxoft brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is susceptible to damage by actions or statements made by current or former clients, competitors, vendors, employees and adversaries, as well as government regulators, in legal proceedings or otherwise and members of the investment community and the media, irrespective of the accuracy of the information on which such actions or statements are based. There is a risk that negative information about us, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of the Luxoft brand name and could reduce investor confidence in us. Our inability to generate or retain business as a result of damage to our reputation could materially adversely affect our business.

If we do not succeed in quickly assimilating new technologies and rapidly changing technologies, methodologies and evolving industry standards, our business may be materially and adversely affected.

        The IT industry is subject to rapid and significant changes in technology, methodologies and evolving industry standards. Our clients rely on us to continue to anticipate and provide them with the most innovative technologies on the market. Our future success will to a large extent depend on our ability to quickly acquire and assimilate cutting edge technologies, which we can then use to develop our clients' systems. Development and introduction of new services and products involves a significant commitment of time and resources and is subject to a number of risks and challenges, including:

  •
  it may be difficult or costly to update our services, applications, tools and software and to develop new services and products quickly enough to meet our clients' needs;

  •
  it may be difficult or costly to make some features of our software work effectively and securely over the Internet or with new or changed operating systems;

  •
  it may be difficult or costly to update our software and services to keep pace with business, evolving industry standards, methodologies, regulatory and other developments in the industries where our clients operate; and

  •
  it may be difficult to maintain a high level of quality in implementing new technologies and methodologies.

        We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services, technologies or methodologies we develop or implement may not be successful in the marketplace. Further, products, services, technologies or methodologies that are developed by our competitors may render our services and products non-competitive or obsolete. Our failure to enhance our existing services and to develop and introduce new services and products in line with the developments in technology, methodologies and standards in the IT industry that will promptly address the needs of our clients could cause us to lose clients, and materially adversely affect our business.

Our profitability could suffer if we are not able to manage large and complex projects and complete fixed price, fixed-timeframe contracts on budget and on time.

        Our profitability and operating results are dependent on the scale of our projects and the prices we are able to charge for our services. We are performing an increasing percentage of our work through fixed price contracts, in which we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of execution. As we take on more sophisticated projects, while simultaneously shifting more engagements to a fixed price model, we may be unable to accurately estimate the appropriate project price and successfully manage large and complex projects. Although we use specified technical processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed price and fixed-timeframe projects, we face the risk of cost overruns, completion delays and wage inflation in connection with these projects. Pricing projects on a fixed price basis is a relatively new model for our business, so we have less experience in pricing projects on this basis. If we fail to accurately estimate the resources and time required for a project or future rates of wage inflation, or if we fail to perform contractual obligations within the contractual timeframe, our profitability could suffer.

        The challenges of managing larger and more complex projects include:

  •
  maintaining high-quality control and process execution standards;

  •
  maintaining planned resource utilization rates on a consistent basis;

  •
  maintaining productivity levels and implementing necessary process improvements;

  •
  controlling project costs;

  •
  maintaining close client contact and high levels of client satisfaction;

  •
  recruiting and retaining sufficient numbers of skilled IT professionals; and

  •
  maintaining effective client relationships.

        In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays may make it difficult to plan our project resource requirements, and may result in lower profitability levels than we anticipated upon commencing engagements.

Our profitability could suffer if we fail to maintain favorable pricing for our projects.

        The pricing of our services is affected by a number of factors, including:

  •
  our clients' perception of our ability to add value through our services;

  •
  our competitors' pricing policies;

  •
  bid practices of clients and their use of third-party advisors;

  •
  our ability to charge premium prices when justified by market demand or the type of service;

  •
  our large clients' pricing leverage; and

  •
  general economic conditions.

        If we are not able to maintain favorable pricing for our services, our profitability could suffer.

If we are unable to collect our receivables from, or bill our unbilled services to our clients, our results of operations and cash flows could be materially adversely affected.

        Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We usually bill and collect such amounts on relatively short cycles. We maintain allowances for doubtful accounts. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. There is no guarantee that we will accurately assess the creditworthiness of our clients. Weak macroeconomic conditions and related turmoil in the global financial system could also result in financial difficulties, including limited access to the credit markets, insolvency, or bankruptcy for our clients, and, as a result, could cause clients to delay payments, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations. In addition, some of our clients may delay payments due to changes in internal payment procedures driven by rules and regulations these clients are subject to. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted sales of services. If we are unable to meet our contractual requirements and if we experience an increase in the time to bill and collect for our services, we might be unable to collect our client balances or experience delays in collection. If this occurs, our results of operations and cash flows could be materially adversely affected.

Our sales of services, operating results or profitability may experience significant variability and our past results may not be indicative of our future performance.

        Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

        Factors that are likely to cause these variations include:

  •
  the number, timing, scope and contractual terms of projects in which we are engaged;

  •
  delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced professionals;

  •
  the accuracy of estimates on the resources, time and fees required to complete fixed price projects and costs incurred in the performance of each project;

  •
  inability to maintain high employee utilization levels;

  •
  changes in pricing in response to client demand and competitive pressures;

  •
  changes in the allocation of on-site and offshore staffing;

  •
  the business decisions of our clients regarding the use of our services;

  •
  the ability to further grow sales of services from existing clients;

  •
  the available leadership and senior technical resources compared to junior engineering resources staffed on each project;

  •
  seasonal trends and the budget and work cycles of our clients;

  •
  delays or difficulties in expanding our operational facilities or infrastructure;

  •
  our ability to estimate costs under fixed price contracts;

  •
  employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

  •
  unanticipated contract or project terminations;

  •
  the timing of collection of accounts receivable;

  •
  our ability to manage risk through our contracts;

  •
  the continuing financial stability of our clients; and

  •
  general economic conditions.

        Based upon all of the factors described above, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.

We have incurred, and may continue to incur, significant share-based compensation expenses which could adversely impact our net income.

        We have granted options under our stock option plan, as a result of which we have recorded $2.2 million, $5.5 million and $1.4 million in share-based compensation expenses for the years ended March 31, 2012, 2013 and 2014, respectively.

        U.S. GAAP prescribes how we account for share-based compensation. U.S. GAAP requires us to recognize share-based compensation as a compensation expense in the statement of comprehensive income generally based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Such expenses could adversely impact our results of operations or the price of our Class A ordinary shares. While in the past we recorded significant share-based compensation expenses, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we adopt additional equity incentive plans in the future in order to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations.

We may be subject to third-party claims of intellectual property infringement that could be time-consuming and costly to defend.

        Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services, which might also require us to utilize the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. All intellectual property ("IP") rights created by our employees and contractors are transferred to us subject to local laws and regulations. Typically, we transfer to our clients all of the intellectual property rights to the software we develop for them within the scope of our custom software development and software engineering arrangement, without retaining any rights for ourselves. In developing software for our clients we use third-party environment software under separate license agreements, or, if requested by clients, we may incorporate third-party software into our software development for them. In these cases, we acquire all necessary licenses for such software once we reach a preliminary agreement with our clients.

        Although there are no material pending or threatened intellectual property claims against us as of the date of this annual report, and we believe that our intellectual property rights do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future. For example, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Our contracts may be deemed to result in the assignment to our clients of the rights to any developments or improvements in our proprietary delivery platform, software development tools, or residual know-how developed by us during the course of our engagements. Such an interpretation may give rise to a potential claim that our product improvements or residual know-how were previously assigned to our client and can no longer be used by us on behalf of ourselves or other clients, or subject us to liability for infringement of our client's intellectual property rights. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies.

        Further, our current and former employees and/or contractors could challenge our exclusive rights in the software they have developed in the course of their employment or engagement. In Russia and certain other countries in which we operate, (a) where intellectual property was created by an employee of a company as part of their employment relationship, the respective employee retains authorship of such intellectual property, while the employer, unless otherwise provided in the employment agreement, is deemed to own the exclusive rights to such intellectual property, and (b) where an engaged specialized contractor creates the intellectual property by contract with the client, the latter is by default the holder of exclusive rights to such intellectual property, unless the contract provides otherwise. However, in either case, the authors, regardless of whether they were employees of the company or of any of its contractors (as the case may be), may retain authorship and should be paid consideration for the intellectual property work performed. In the case of intellectual property work created by an employee during his/her employment, the employer may be required to satisfy additional legal requirements in order to make further use or dispose of such intellectual property. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights, to the extent permitted by law, to software developed by our employees and contractors, courts have been inconsistent in their approach to enforcing such applicable legal requirements. As a result, there can be no guarantee that we would be successful in defending against any claim by our current or former employees or contractors challenging our exclusive rights over the use and transfer of works that the respective employees and contractors created or requesting additional compensation for such works.

        Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property.

        We may also be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. Furthermore, most of our client contracts require us to indemnify the client in these circumstances for any damages and expenses the client incurs in defending any such claims by third parties, and we may be required to indemnify the client even if the claim by the third party against our client is without merit or is dismissed.

        If we fail to defend ourselves and our clients against such claims, our reputation as well as our financial condition may be adversely affected.

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary know-how and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

        We rely on unpatented proprietary know-how and trade secrets and employ commercially reasonable methods, including confidentiality agreements with employees and consultants, to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, in the future we may develop and license trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. Furthermore, no assurance can be given that we will not be subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

We may be liable to our clients for damages caused by violations of intellectual property rights and the disclosure of other confidential information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

        We often have access to sensitive or confidential client information, including personally identifiable information. The protection of our clients' intellectual property rights and other confidential information, including personally identifiable information of our clients, is particularly important for us since our operations are mainly based in CEE countries. CEE countries have not traditionally enforced intellectual property protection to the same extent as countries such as the United States. To protect proprietary information and other intellectual property, we require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements with us.

        Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients' confidences. The agreements we enter into with employees, independent contractors, vendors and clients may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our and our clients' proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our and our clients' proprietary technologies, tools and applications could enable third parties to benefit from our or our clients' technologies, tools and applications without paying us for doing so. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

        Our client contracts generally provide for indemnity for intellectual property infringements of third party rights that arise from our breach under such contracts. Although we attempt to limit our contractual liability for consequential damages in rendering our services, and provide limitation of liabilities for amount of such liabilities, typically to one year's payment under the relevant agreement, these limitations on liability may not apply in all circumstances, and may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance. Furthermore, if any third party brings any claims against our clients, claiming that our work product or intellectual property transferred to our clients violates, or infringes upon such third party's IP rights, any such claims could result in claims by our clients against us, which could result in the loss of such client, could seriously damage our reputation, could result in other clients terminating their engagements with us and could make it more difficult to obtain new clients.

If we fail to integrate or manage acquired businesses efficiently, or if the acquired companies are difficult to integrate, divert management resources or do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans could be materially adversely affected.

        On occasion we have expanded our service capabilities and gained new clients through selective acquisitions. We plan to continue making selective acquisitions in the future. Our ability to successfully integrate an acquired business and realize the benefits of an acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

  •
  integrating operations, services and personnel in a timely and efficient manner;

  •
  diverting significant management attention and financial resources from our other operations and disrupting our ongoing business;

  •
  unforeseen or undisclosed liabilities and integration costs;

  •
  incurring liabilities from the acquired businesses for infringement of intellectual property rights or other claims for which we may not be successful in seeking indemnification;

  •
  incurring debt, amortization expenses related to intangible assets, large and immediate write-offs, or issuing ordinary shares as consideration for the acquired assets that would dilute our existing shareholders' ownership;

  •
  generating sufficient revenues and net income to offset acquisition costs;

  •
  potential loss of, or harm to, employee or client relationships;

  •
  properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

  •
  failing to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisition;

  •
  retaining key senior management and key sales and marketing and research and development personnel, particularly those of the acquired operations;

  •
  consolidating and rationalizing corporate, information technology and administrative infrastructures;

  •
  entry into unfamiliar markets; and

  •
  increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of the countries in which we currently have operations.

        In addition, the primary value of many potential acquisition targets in the IT services industry lies in their skilled IT professionals and established client relationships. Transitioning these types of assets to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. For example, some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses, including causing us to incur one-time expenses and write-offs, and make it more difficult and complex for our management to effectively manage our operations. If we are not able to successfully integrate an acquired business and its operations and to realize the benefits envisioned for such acquisition, our overall growth and profitability plans may be adversely affected.

Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.

        We have operations in a number of jurisdictions, including Russia, Ukraine, Romania, the U.S., the U.K., Poland and Vietnam, and we serve clients across North America, Europe and Asia. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business.

        Additional risks associated with international operations include difficulties in enforcing contractual rights, the burdens of complying with a wide variety of foreign laws and potentially adverse tax consequences, including permanent establishment and transfer pricing issues, tariffs, quotas and other barriers and potential difficulties in collecting accounts receivable. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Additionally, such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. We cannot ensure that these and other factors will not impede the success of our international expansion plans or limit our ability to compete effectively in other countries.

Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the U.S. or other countries in which our clients operate.

        Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries, including the United States. Current or prospective clients may elect to perform services that we offer themselves, or may be discouraged from transferring these services to offshore providers such as ourselves to avoid any negative perceptions that may be associated with using an offshore provider. As a result, our ability to compete effectively with competitors that operate primarily out of facilities located in these countries could be harmed. In addition, anti-outsourcing legislation, if adopted, could materially adversely affect our business, financial condition and results of operations, and impair our ability to service our clients.

We depend on a limited number of key accounting personnel for the preparation of U.S. GAAP financial statements. Given the competition for such personnel some of the key accounting personnel may leave, which could disrupt our ability to timely and accurately report U.S. GAAP financial statements.

        We maintain our books and records and prepare stand-alone accounting reports for management reporting purposes, which are then consolidated on a monthly basis, and adjusted to conform to US GAAP financial reporting on a quarterly basis. Timely and accurate US GAAP financial reporting is a challenging task, requiring us to retain a sufficient number of U.S. GAAP-experienced accounting personnel. While we have accounting personnel with the required U.S. GAAP expertise, this still may not be sufficient to support our rapid growth. There is strong demand for U.S. GAAP-experienced accounting personnel in the regions in which we operate, and as such, we may not be able to effectively compete for such personnel.

        In case we are not able to retain such personnel or replace them in a timely manner, this may disrupt our ability to timely and accurately report US GAAP financial statements.

We may need additional capital, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

        We believe that our current cash balances, cash flow from operations and credit facilities should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

  •
  investors' perception of, and demand for, securities of IT services companies;

  •
  conditions of the U.S. and other capital markets in which we may seek to raise funds;

  •
  our future results of operations and financial condition; and

  •
  economic, political and other conditions in CEE and globally.

        Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We face risks associated with having significant resource commitments to provide services prior to realizing sales for those services.

        We have a long selling cycle for our IT services (generally up to 18 months for new clients), which requires significant investment of human resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients' decisions to choose alternatives to our services (such as other IT services providers or in-house resources) and the timing of our clients' budget cycles and approval processes. Our selling cycle for new clients can be especially unpredictable. In the past, we have received sales from new clients up to six months later than expected. If our selling cycle unexpectedly lengthens for one or more large projects, it would negatively affect the timing of our sales and hinder our sales growth.

        Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. Any significant failure to generate sales, or delays in recognizing sales after incurring costs related to our sales or services process, could materially adversely affect our business.

Our effective tax rate could be materially adversely affected by a number of factors.

        We conduct business globally and file income tax returns in multiple jurisdictions, including United States, Switzerland, Russia, Cyprus, Ukraine and Romania. Our effective tax rate could be materially adversely affected by a number of factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have different statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

        We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have certain intercompany arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions that are subject to transfer pricing regulations of the respective jurisdiction. U.S. transfer pricing regulations, as well as regulations applicable in CEE countries in which we operate, require that any international transaction involving associated enterprises be on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length terms; however, the determination of our consolidated provision for income taxes and other tax liabilities requires estimates, judgment and calculations, and the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

        If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment and/or imposes fines and/or penalties, including, as a result of a determination, that the transfer prices and terms we have applied are not appropriate, this could have a negative impact on our financial results.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

        Based on our financial statements, relevant market data, and the projected composition of our comprehensive income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or PFIC, for the year ending March 31, 2015, and we do not expect to become one in the future, although there can be no assurance in this regard. If we become a PFIC, holders of our Class A ordinary shares in the U.S. may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and may become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our comprehensive income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our Class A ordinary shares, which is subject to change. See "ITEM 10. Additional Information—Taxation—United States federal income taxation."

We have not yet determined whether our existing internal control over financial reporting is effective under Section 404 of the Sarbanes-Oxley Act of 2002 and, as an emerging growth company, are currently not required to obtain an auditor attestation regarding our internal control.

        We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") in our Annual Report on Form 20-F for the year ending March 31, 2015. Accordingly, we have only recently commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. Furthermore, unless we lose our status as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 prior to the end of the fiscal year in which the fifth anniversary of the year during which our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ending March 31, 2019 (or the last day of our fiscal year in which June 25, 2018 falls). The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an qualified opinion on internal controls from our independent auditors.

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

        Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly, time-consuming and needs to be re-evaluated frequently. Having recently become a public company, we are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and, when we cease to be an emerging growth company under the JOBS Act, a report by our independent auditors addressing these assessments. We will be required to comply with the internal controls evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act. Our management may conclude that our internal controls over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal controls over financial reporting are effective. Although no such material weaknesses were identified as a result of the audit of our financial statements for the years ended March 31, 2012, March 31, 2013 and March 31, 2014, our independent registered accounting firm did identify a material weakness in relation to certain aspects of our internal controls in connection with the audit of our financial statements for the year ended March 31, 2011. Going forward, our independent registered public accounting firm may not be satisfied with our internal controls over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. As a result, such firm may decline to attest to the effectiveness of our internal controls over financial reporting or may issue a qualified report. In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and we may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements.

International hostilities, terrorist activities, other violence or war, natural disasters, pandemics and infrastructure disruptions, could delay or reduce the number of new service orders we receive and impair our ability to service our clients.

        Hostilities involving the United States and acts of terrorism, violence or war, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in the United Kingdom, the Domodedevo Airport bombing on January 24, 2011 in Moscow, Russia, the continuing conflict in Afghanistan, the recent conflicts in North Africa, current armed clashes in the eastern regions of Ukraine, natural disasters, global health risks or pandemics or the threat or perceived potential for these events could materially adversely affect our operations and our ability to provide services to our clients. We may be unable to protect our people, facilities and systems against any such occurrences. Such events may cause clients to delay their decisions on spending for IT services and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our clients, which could materially adversely affect our financial results. By disrupting communications and travel, giving rise to travel restrictions, and increasing the difficulty of obtaining and retaining highly-skilled and qualified IT professionals, these events could make it difficult or impossible for us to deliver services to some or all of our clients. Travel restrictions could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain the skilled IT professionals we need for our operations. In addition, any extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our clients.

Risks related to conducting business in CEE countries

The current geopolitical instability in Russia and Ukraine and related government sanctions may adversely affect our operations in Russia and Ukraine, hinder our ability to service our existing or potential clients from these countries or to conduct business with clients in these countries.

        Ukraine has been undergoing heightened political turmoil since late February 2014. We cannot predict the outcome of developments there or the reaction to such developments by U.S., European, U.N. or other international authorities. The continuation or escalation of the resulting and ongoing geopolitical instability in Russia and Ukraine could negatively impact our operations, sales, and future growth prospects.

        We have delivery centers in Ukraine, employing over 3,100 engineers located in Kiev, Dnepropetrovsk and Odessa. We also have delivery centers in Russia, employing over 1,800 engineers located in various cities. At present we have not experienced any interruption in our office infrastructure, utility supply or Internet connectivity. All our offices remain open and fully functional to support our clients. Our contingency plans include relocating work or personnel to other locations and adding new locations as appropriate. We recently opened a new delivery center in Sophia, Bulgaria. In May 2014 we launched a multi-year Global Upgrade program to implement another level of globalization across our organization and to accelerate our expansion in the EU, the U.K., Asia Pacific and North America. As part of this program, to better support our global client base, we plan to relocate up to 500 engineers currently based in Russia and Ukraine to our CEE locations such as Poland, Romania and Bulgaria, and we may increase the size of our Vietnam office.

        We also continue to monitor the effect of the sanctions recently imposed by the U.S. and European government authorities through several executive orders, which restrict U.S. companies from conducting business with specified Russian and Ukrainian individuals and entities. While the executive orders currently do not affect our ability to conduct business, the sanctions imposed by the U.S. government may be expanded in the future. If we are unable to conduct business with our existing or potential clients, continue our operations or pursue opportunities in Russia or Ukraine, as a result of the recent geopolitical developments or the reaction to these developments by U.S., European, U.N. or other international authorities, our business, including revenue, profitability and cash flows, could be materially adversely affected.

Emerging markets, such as CEE countries, are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business.

        CEE countries are generally considered to be emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should note that emerging markets are subject to rapid change and that the information set out in this annual report may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in the equity markets of all emerging market countries, as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in the CEE region and adversely affect the economy of the region. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the economy of the CEE region remains relatively stable, financial turmoil in any emerging market country could adversely affect our business, as well as result in a decrease in the price of our Class A ordinary shares.

        Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment decision.

Political and governmental instability in CEE countries could materially adversely affect our business and operations in these countries.

        We have significant operations in Russia, Ukraine and Romania. Since the early 1990s, Russia, Ukraine, Romania and other CEE countries have sought to transform from one-party states with a centrally planned economy to democracies with a market economy of various degrees. As a result of various reforms, and the failure of some of them, the political systems of many CEE countries remain vulnerable and unstable.

        In addition, the political and economic situation in these countries is negatively affected by the global financial and economic crisis, the on-going economic recession and political conflicts. The ongoing civil unrest and political instability in Ukraine has affected the relations between the Russian Federation and Ukraine. On March 16, 2014, a referendum was held in Crimea, pursuant to which the majority of those who voted were in favor of annexation from Ukraine and joining Russia as a federal subject. On March 17, 2014, the parliament of Crimea declared independence from Ukraine and officially applied to join Russia. On March 18, 2014, the Republic of Crimea and the Russian Federation signed an agreement, accepting the Republic of Crimea into the Russian Federation. On March 21, 2014, the Russian parliament passed legislation extending the effect of Russian laws and state authority to the territory of Crimea. The law provides for a transitional period until January 1, 2015 for purposes of fully integrating Crimea into Russia.

        These events in Crimea and the resulting change in Crimea's legal status have prompted a negative reaction from the United States, the European Union and certain other countries, which have refused to recognize the referendum in Crimea. As a result, the United States and the European Union have imposed sanctions on a number of former Ukrainian government officials, Russian government officials and certain Russian and Ukrainian entities and individuals, as well as several non-Russian companies holding assets in Russia. These sanctions include the blocking of funds, property and interests of such persons and entities, as well as visa bans. No assurance can be given that additional persons will not be subjected to sanctions or that other jurisdictions or international bodies will not impose similar or additional sanctions.

        The reaction of the United States, the European Union and certain other countries, and in particular the economic sanctions described below, has adversely affected the Russian economy and the Russian financial market, increased capital outflows as well as worsened the general business and investment climate in Russia. In March 2014, both the Fitch and Standard & Poor's credit agencies revised their credit outlook on Russia to "negative" citing potential impact on Russia's slowing economy and business environment of the U.S. and the EU sanctions, and in April 2014, Standard & Poor's lowered its long- and short-term foreign currency sovereign ratings on Russia to "BBB-/A-3" from "BBB/A-2" with a negative outlook. Moreover, the continued impact of these events and any continuing or escalating military action, public protests, unrest, political instability or further sanctions could have a further adverse effect on the Ukrainian and Russian economies and consequently, a material adverse effect on our business, financial condition, results of operations and prospects. Future political instability could result in a worsening overall economic situation, including capital flight and slowdown of investment and business activity.

        In the first half of 2014, as a result of the severe political conflict between the acting government of Ukraine and the opposition, Ukraine has conducted an early presidential election. Although the political situation in the country is stabilizing, there are still armed clashes between Ukrainian military forces and opposition supporting the separation of the eastern regions from Ukraine. Further escalation of the political instability or military action can have a material negative impact on our operations in Ukraine.

        The current political environment in Romania is dynamic and may become unstable. Since the demise of the Democrats-led government (supported by the center-right and friendly towards business) in early 2012, the Social-Democrats have been in power, until recently, in a coalition with the Liberals. The Liberals have recently de facto terminated their alliance with the Social-Democrats and no longer support the government, which fragmented the government's support in the Parliament and may also increase temptations towards populist measures at the level of the government. Also, despite the fact that President Basescu and Prime Minister Ponta (supported by representatives of opposed political powers) reached a cooperation agreement, the current political environment in Romania remains characterized by turmoil resulting from an ongoing political conflict between them. In this context and also considering the pressure of upcoming presidential elections towards the end of the year, amendments in the policies pursued by the Romanian government and the political instability may have a material negative impact on our operations in Romania.

Deterioration in political and economic relations among CEE countries in which we operate and/or between CEE countries and the U.S. and the European Union could materially adversely affect our business and operations in CEE.

        Political and economic relations between Russia, Romania, Ukraine and the other countries in which we operate are complex, and recent conflicts have arisen between their governments. Likewise, CEE countries continue to have a complicated relationship with the U.S. and the European Union. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts between countries of CEE which can halt normal economic activity and disrupt the economies of neighboring regions.

        The relationship between Russia and Ukraine has been historically strained due to, among other things, disagreements over the prices and methods of payment for gas delivered by Russia to, or for transportation through, Ukraine, issues relating to the temporary stationing of the Russian Black Sea Fleet in the territory of Ukraine, a Russian ban on imports of meat and milk products from Ukraine and anti-dumping investigations conducted by Russian authorities in relation to certain Ukrainian goods. Despite the fact that the possible accession by Ukraine to NATO was delayed by Ukraine declaring its neutral status to military blocks, its willingness to stay in close cooperation with NATO has also been a significant source of tension between Russia and Ukraine. Following the recent events related to Crimea and the new wave of gas price negotiations in 2014, political tension between Russia and Ukraine has increased significantly. Any further adverse changes in Ukraine's relations with Russia, in particular any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine's revenues derived from transit charges for Russian oil and gas, may have negative effects on the Ukrainian economy as a whole. The conflicts among CEE countries and conflicts within CEE countries have, in some instances, also strained their relationship with the U.S. and the European Union which, at times, has negatively impacted their financial markets. As a result of the annexation of Crimea and following sanctions imposed by the United States and the EU on a number of former Ukrainian government officials, certain Russian government officials, certain Russian and Ukrainian individuals and entities, as well as non-Russian companies holding assets in Russia, CEE financial markets and general investment climate has been affected significantly. See "—Political and governmental instability in CEE countries could materially adversely affect our business and operations in these countries." Similarly, economic deterioration in CEE countries may strain political relationships with neighboring regions, and vice versa. For example, Romania joined the European Union in January 2007, and is subject to certain post-accession benchmarks mandated by the EU under the Cooperation and Verification Mechanism to help Romania address outstanding shortcomings in various social fields such as judicial reform and fight against corruption. On January 22, 2013, the

European Commission presented a report assessing the fact that Romania has registered progress in several fields. The enactment of legislative amendments continued as well. However, the report notes concerns regarding the independence of the judicial system, resulting from resistance to anticorruption and integrity measures, at both political and administrative levels. If Romania does not adequately address these benchmarks the European Commission is entitled to apply certain sanctions against Romania, including the suspension of Member States' obligation to recognize and enforce, under the conditions set forth in the Community laws, the decisions of Romanian courts. The application of any of the sanctions referenced above may have a negative effect on the Romanian economy and investor confidence in the Romanian economic environment, which could lead to material adverse consequences on our operations in Romania.

        The emergence of new or escalated tensions among CEE countries could further exacerbate tensions between CEE countries and the U.S. and the European Union, which may have a negative effect on their economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our Class A ordinary shares. Any of the foregoing circumstances could materially adversely affect our business and operations in the CEE.

The legal and tax systems in CEE countries can create an uncertain environment for business activity, which could materially adversely affect our business and operations in the CEE.

        The legal and tax framework to support a market economy remains new and in flux in Russia, Ukraine, Romania and other CEE countries and, as a result, these systems can be characterized by:

  •
  inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

  •
  gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

  •
  selective enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

  •
  limited judicial and administrative guidance on interpreting legislation;

  •
  relatively limited experience of judges and courts in interpreting recent commercial legislation;

  •
  a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

  •
  inadequate court system resources;

  •
  a high degree of discretion on the part of the judiciary and governmental authorities; and

  •
  underdeveloped bankruptcy procedures that are subject to abuse.

        The relatively recent enactment of many laws, the lack of consensus about the scope, content and pace of political and economic reform and the rapid evolution of legal systems in ways that may not always coincide with market developments have resulted in legal ambiguities, inconsistencies and anomalies and, in certain cases, the enactment of laws without a clear constitutional or legislative basis. Furthermore, legal and bureaucratic obstacles and corruption exist to varying degrees in each of the regions in which we operate, and these factors are likely to hinder our further development. These characteristics give rise to investment risks that do not exist in countries with more developed legal systems.

        In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions. Not all legislation and court decisions in CEE countries are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can be very difficult in practice. All of these factors make judicial decisions difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

        The untested nature of much of recent legislation in the countries in which we operate and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements. These uncertainties also extend to property rights; and the expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, could materially adversely affect our business, financial condition and results of operations.

Loss of certain tax benefits that we enjoy in Russia and Ukraine could have a negative impact on our operating results and profitability.

        The Russian government provides qualified Russian IT companies with substantial tax benefits through a reduced social contribution charge rate program, as well as through VAT exemptions. These programs resulted in savings for us of $23.9 million in the year ended March, 31, 2013 and $25.5 million in the year ended March 31, 2014. However, the reduced tax rates for social contributions (14% in total) are only available until December 31, 2017, after which the Russian government plans to gradually increase the tax rates (21% in 2018 and 28% in 2019) until they are equal to the rates for non-qualified companies (34%) in 2020. If the Russian government were to change its favorable treatment of Russian IT companies by modifying or repealing its current favorable tax measures, or if we become ineligible for such favorable treatment, it would significantly impact our financial condition and results of operations.

        Substantially all of the persons who work for us in the Ukraine are independent contractors. Although we believe that we have properly classified these workers as independent contractors and are, therefore, not required to pay social duties and personal income tax applicable to employees, there is, nevertheless, a risk that the Ukrainian tax authority may take a different view. Laws and regulations that govern the status and classification of independent contractors are subject to change or interpretation by various authorities. In addition, if a national or local authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified, or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs arising from fines or judgments as a result of tax withholding. We may also elect to hire these independent contractors as our employees, and, we may, as a result, incur significant personnel expenses.

        Amendments to the Ukrainian tax code granting substantial benefits to software development companies which became effective on January 1, 2013. For software companies, the effective preferential tax system is in place for a period of 10 years, and includes payment of income tax at the rate of 5%, and the exemption from VAT of the supply of software products. However, the new preferential system contains a large number of risks due to ambiguities in the law. Therefore, these preferential tax policies may not fully offset the increased costs we may be subject to in the event we are forced to hire our independent contractors as our employees.

        Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

Selective or arbitrary government action could materially adversely affect our business and operations in CEE.

        Many commercial laws and regulations in CEE are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. Government authorities have a high degree of discretion in Russia, Ukraine and other CEE countries and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. These governments also have the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Government officials may apply contradictory or ambiguous laws or regulations in ways that could materially adversely affect our business and operations in CEE. We cannot assure you that regulators, judicial authorities or third parties in Russia, Ukraine and other CEE countries will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations. Selective or arbitrary government action could materially adversely affect our business, financial condition and results of operations.

        We must comply with laws and regulations relating to the formation, administration and performance of government contracts in CEE countries where we provide services to the local governments. Any failure to comply with applicable local laws, regulations and procedures could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and for any reason. Any of these changes could impair our ability to obtain new contracts or renew or enforce contracts under which we currently provide services. Any new contracting methods could be costly or administratively difficult for us to implement, which could materially adversely affect our business and operations in the CEE.

Changes in the tax system in CEE countries or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition and results of operations.

        There have been significant changes to the taxation systems in CEE countries in recent years as the authorities have gradually replaced legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax and other taxes with new legislation. Tax authorities in CEE countries, including Russia and Ukraine, have also been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Technical violations of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive application or interpretation, may lead to penalties. High-profile companies may be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets, particularly if the tax benefits we receive in Russia are revised or removed. Any additional tax liability, as well as any unforeseen changes in tax laws, could materially adversely affect our future results of operations, financial condition or cash flows.

        The Russian Federation intends to ratify the Convention on Mutual Administrative Assistance in Tax Matters (the "Convention") developed by the Organization for Economic Cooperation and Development (OECD), which the Russian Federation signed in November 2011. If ratified, it will enable Russian tax authorities to obtain certain information relating to taxation matters from a number of countries, including certain offshore jurisdictions (however, Cyprus is not yet a party to this Convention), and to participate in simultaneous tax examinations and assistance in recovery of tax claims. In addition, the Russian Federation is in the process of revising its bilateral treaties on avoidance of double taxation by including or expanding the provisions on exchange of information and anti-abuse of treaty. For example, on February 28, 2012 the Russian President signed the law on ratification of the Protocol (the "Protocol") to the double taxation treaty entered into between the Russian Federation and the Republic of Cyprus, dated December 5, 1998. The Protocol became effective on April 2, 2012 and applies to taxes due as of January 1, 2013. The Protocol also amended provisions on exchange of information in line with the latest OECD standards.

        In its decision No. 138-O dated July 25, 2001, the Constitutional Court of the Russian Federation introduced a concept of "a taxpayer acting in bad faith" without clearly stipulating the criteria for it. Furthermore, on October 12, 2006, the Plenum of the Supreme Commercial Court of the Russian Federation issued Ruling No. 53, formulating a concept of an "unjustified tax benefit". These concepts have not been defined in Russian tax law. Nonetheless, these concepts have been widely used by the tax authorities to deny the taxpayer's right to use certain tax benefits prescribed in the tax law, or to rely on certain provisions of the tax law. Tax authorities and courts often exercise significant discretion in interpreting these concepts in a manner that is unfavorable to taxpayers. In practice, when challenging the tax benefits applied by a taxpayer tax authorities often argue that the taxpayer may receive an "unjustified tax benefit" by executing contractual relationships with the counterparties acting "in a bad faith" (so-called "mala-fide" taxpayers). Although we use our best efforts to ensure that our counterparties are bona fide taxpayers, there may be a risk that tax authorities may take a different view interpret the relationship with our counterparties in a different manner, challenge applicable tax advantages and incentives, and impose extra taxes, fines and late payment penalties, which could materially affect our business.

        In its Resolution No. 57 "On certain issues arising upon application by Commercial Courts of Part One of the Tax Code of the Russian Federation," dated July 30, 2013,, the Plenum of the Supreme Commercial Court of the Russian Federation determined that in case of a failure of tax agents in the Russian Federation to withhold taxes from sums to be paid to a foreign company, such taxes and penalties may be collected at the expense of these tax agents. The Supreme Commercial Court grounds this position referring to the fact that generally in this case foreign companies are not registered with Russian tax authorities and, therefore, it is impossible to maintain their tax administration. As a result of the foregoing, the magnitude of the claims made by the Russian tax authorities may rise significantly because the tax authorities may impose additional taxes and penalties, which was not the case prior to these pronouncements by the Supreme Commercial Court of Russian Federation.

        Following the adoption of the Federal law, 2013 No. 134-FZ, dated June 28, 2013, "On the introduction of amendments to certain legislative acts of the Russian Federation regarding countering illegal financial operations," the list of the legal entities from which underpaid taxes may be recovered in court has been expanded significantly. In particular, underpaid taxes may be sought by tax authorities in court from dependent (affiliated) entities of such underpaying taxpayers to which the money was transferred or other property was provided by such taxpayers (including when the transfer of money was made through interconnected operations by legal entities which are not dependent (affiliated) entities) or from legal entities recognized by courts as otherwise affiliated with the taxpayer that has a tax deficiency. As a result of these amendments, there is an increased risk that in tax disputes many legal entities of one group may be involved, which could result in a material adverse effect on such entities' businesses.

        On January 9, 2013, the Supreme Commercial Court of the Russian Federation issued Ruling No. 14828/12 "On transfer of the case for the consideration of the Presidium of the Supreme Commercial Court of the Russian Federation." At issue was the registration of immovable property in the name of an offshore company. The panel of judges ruled that, in the context of a court proceeding, if a party to the proceeding is an offshore company, the other party may be disadvantaged as a result of lack of transparency of information pertaining to the offshore company. Therefore, the judges ruled that any evidence produced by the offshore company can be accepted by the court only if the beneficial ownership information of the offshore company is disclosed. The final outcome of this litigation is still pending. However, the arguments stated by the judges in this ruling reflect the tendency of Russian courts to apply new, non-formalistic approach to transactions involving foreign and offshore structures. As a consequence, it could not be ruled out that many transactions, and tax obligations of parties to such transactions, which were previously entered into by offshore companies, could be reconsidered by the Russian courts.

        On December 12, 2013, the Russian President included in his annual address to the Russian Federal Assembly a message aiming at introducing the so-called "de-offshorization" program designed to combat tax avoidance and ensure transparency of transactions for tax purposes. On May 27, 2014, a draft law supporting the "de-offshorization" program was published and currently introduces (i) the CFC rules ("CFC Rules"), according to which in certain circumstances undistributed profits of foreign legal entities and "structures" (such as trusts, funds or partnerships) domiciled in certain jurisdictions, which are owned or controlled by Russian tax residents (legal entities or individuals) shall be subject to taxation in Russia; (ii) the concept of tax residency for legal entities, under which a foreign legal entity could be subjected to Russian tax residency; and (iii) beneficial ownership concept in order to clarify the definition of the "beneficial owner" for international taxation purposes, into the Russian Tax Code. The CFC Rules have not been fully developed; however, they are scheduled to become effective on January 1, 2015, when adopted. Further, a new draft law introducing a concept of "anti-abuse" to the Russian Tax Code, was submitted to the lower chamber of the Russian parliament on May 23, 2014. The draft law defines "abuse" as carrying out activities and transactions or actions (failure to act) with the main purpose to avoid entirely or partially tax liabilities or obtaining a tax refund (credit). No assurance can be currently given as to the exact nature of these amendments, their potential interpretation by tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to the Russian tax legislation, certain of our companies established outside of Russia may be deemed to be Russian tax residents, subject to all applicable Russian taxes.

        In January 2011, Ukraine enacted a new tax code (the "Tax Code"). The Tax Code aims to create a comprehensive legal framework for tax reform and provide for a wide range of changes to the existing tax system in the areas of tax collection and administration. There can be no assurance, however, that the adoption of the Tax Code will have a positive effect on the Ukrainian tax system, in which differing opinions between, and within, government ministries regarding legal interpretations of tax regulations often create uncertainties and areas of conflict. Tax declarations or returns, together with other matters of legal compliance, such as customs and currency control matters, are subject to review and investigation by a number of authorities, which may impose fines, penalties and interest charges for noncompliance. These circumstances generally create tax risks in Ukraine that are more significant than those typically found in countries with more developed tax systems.

        The tax systems in the CEE countries in which we operate impose additional burdens and costs on our operations in such countries, and complicate our tax planning and related business decisions. Furthermore, these tax systems have historically been complicated by contradictions in the respective tax legislation. These uncertainties could result in a greater than expected tax burden and potentially exposes us to significant fines and penalties and enforcement measures, despite our best efforts at compliance. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in these countries. This could materially adversely affect our financial condition and results of operations.

Our subsidiaries established outside of Russia may be exposed to taxation in Russia.

        The Russian Tax Code contains the concept of a permanent establishment in Russia as a means for taxing foreign legal entities which carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company's income that is attributable to the company's permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international norms, may be at risk of being treated as having a permanent establishment in Russia and hence being liable to Russian taxation. Having a permanent establishment in Russia may also lead to other adverse tax implications, including having to challenge a reduced withholding tax rate on dividends under an applicable double tax treaty, a potential effect on VAT and property tax obligations.

        There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may be more actively seeking to investigate and assert whether foreign entities operate through a permanent establishment in Russia. Any such taxes or penalties could have a material adverse effect on our business, financial conditions and the results of operations.

We may be exposed to liability for actions taken by our subsidiaries.

        In certain cases we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency.

        In particular, Russian law generally provides that shareholders in a Russian joint stock company or participants in a limited liability company are not liable for the obligations of such a company and bear only the risk of loss of their investment. This may not be the case, however, when an effective parent company is capable of determining decisions made by its effective subsidiary. The effective parent bears joint and several liabilities for transactions concluded by the effective subsidiary, in carrying out business decisions if the effective parent gives binding instructions to the effective subsidiary and the right of the effective parent to give binding instructions is set out in the charter of the effective subsidiary or in a contract between those entities.

        Further, an effective parent is secondarily liable for an effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take action or fail to take action, knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of the subsidiaries, in which case we could become liable for their debts, which could have a material adverse effect on our business, financial condition and results of operations or prospects.

Our CEE subsidiaries can be forced into liquidation on the basis of formal noncompliance with certain legal requirements.

        We operate in CEE countries primarily through locally organized subsidiaries. Certain provisions of the laws of CEE countries may allow a court to order liquidation of a locally organized legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization or during its operations.

        Russian corporate law, Ukrainian corporate law and Romanian corporate law require liquidation of a company if its net assets fall below a certain threshold and, in case of Romania, it does not take remedial steps. For example, under Russian corporate law, negative net assets calculated on the basis of the Russian accounting standards as of the end of the year following the second or any subsequent year of a company's existence can serve as a basis for creditors to accelerate their claims and to demand payment of damages, as well as for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to a very low historical value of property, plant and equipment reflected on their Russian accounting standards balance sheets. However, their solvency (defined as their ability to pay debts as they come due) has not been otherwise adversely affected by such negative net assets. There are cases when courts have ordered mandatory liquidation of a company based on its negative net assets, though such company had continued to fulfil its obligations and had net assets in excess of the required minimum at the time of liquidation.

        There have also been cases in CEE countries in which formal deficiencies in the establishment process of a legal entity or noncompliance with provisions of law have been used by courts as a basis for liquidation of a legal entity. Weaknesses in the legal systems of CEE countries create an uncertain legal environment, which makes the decisions of a court or a governmental authority difficult to predict. If involuntary liquidation of any of our subsidiaries were to occur, such liquidation could materially adversely affect our financial condition and results of operations.

Risks related to our Class A ordinary shares

The price of our Class A ordinary shares has fluctuated significantly and may continue to be volatile

        Following our initial public offering, the price of our Class A ordinary shares has ranged from a high of $43.56 to a low of $18.55. Some of the factors that have caused or may cause the market price of our Class A ordinary shares to fluctuate include:

  •
  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

  •
  changes in estimates of our financial results or recommendations by securities analysts;

  •
  geopolitical instability in some locations where we operate, such as Ukraine and Russia;

  •
  failure to develop or deliver our services as expected;

  •
  changes in market valuations of similar companies;

  •
  successes by our competitors;

  •
  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

  •
  sales of large blocks of our Class A ordinary shares;

  •
  announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

  •
  regulatory developments in Russia, Ukraine, Romania or elsewhere;

  •
  litigation involving our company, our general industry or both;

  •
  additions or departures of key personnel;

  •
  investors' general perception of us, including any perception of misuse of sensitive information;

  •
  changes in general economic, industry and market conditions;

  •
  our ability to forecast revenue and control our costs; and

  •
  changes in regulatory and other dynamics.

        In addition, if the market for shares in our industry, or the stock market in general, experiences price and volume fluctuation or a loss of investor confidence, the trading price of our Class A ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders who held our shares prior to our IPO, including one of our directors and our chief executive officer, and limiting the ability of our other shareholders to influence corporate matters.

        Each of our Class B ordinary shares has ten votes per share, and each of our Class A ordinary shares, which is the class of shares offered hereby, has one vote per share. Shareholders who hold Class B ordinary shares together beneficially own shares representing approximately 96.5%of the voting power of our outstanding shares as of March 31, 2014.Consequently, the holders of Class B ordinary shares collectively will continue to be able to control all matters submitted to our shareholders for approval even if their share ownership were to decrease to less than 50% of the outstanding ordinary shares. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A ordinary shares could be adversely affected.

        Future transfers by holders of Class B ordinary shares will generally result in those shares converting to Class A ordinary shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term.

The significant share ownership position of IBS Group limits the ability of our shareholders to influence corporate matters.

        IBS Group Holding Limited, our controlling shareholder ("IBS Group") beneficially owns 94.5% of our outstanding Class B ordinary shares and controls 91.5% of our voting power as of June 30, 2014. As a result of this concentration of share ownership, IBS Group will have sufficient voting power to effectively control all matters submitted to our shareholders for approval. These matters include:

  •
  the composition of our board of directors;

  •
  approving or rejecting a legal merger, demerger or other business combination; and

  •
  amending our Amended Memorandum and Articles of Association, which govern the rights attached to our ordinary shares.

        This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. The interests of IBS Group may not always coincide with the interests of our other shareholders. This concentration of ownership may also adversely affect our share price.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A ordinary shares, the price of our Class A ordinary shares could decline.

        The trading market for our Class A ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. The price of our Class A ordinary shares could decline if one or more securities analysts downgrade our Class A ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have taken advantage of NYSE's "controlled company" exemption from certain corporate governance requirements to a limited extent, and therefore, our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.

        As a result of the number of shares beneficially owned by IBS Group, we are eligible to take advantage of the "controlled company" exemption under NYSE's corporate governance rules. A "controlled company" is a company of which more than 50% of the voting power is held by an individual or group of shareholders. Pursuant to the "controlled company" exemption, a company is not required to comply with the requirements of having a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee's purpose and responsibilities, and is subject to an annual performance evaluation. See "ITEM 6.Directors, Senior Management and Employees—Board Practices—Board Committees." We currently rely on this exemption only to the extent necessary to permit Anatoly Karachinskiy and Glen Granovsky to serve on our compensation committee, even though they do not satisfy NYSE's definition of an "independent director", and to avoid having a nominating and governance committee. If available to us, we may elect to use the controlled company exemption more broadly in the future. If we do so, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are not subject to the supervision of the British Virgin Islands Financial Services Commission and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

        We are not an entity subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands and we are not required to observe any restrictions in respect of its conduct save as disclosed in this annual report or our Amended Memorandum and Articles of Association.

As a foreign private issuer whose shares are listed on the NYSE, we may in the future elect to follow certain home country corporate governance practices instead of certain NYSE requirements.

        We have elected to apply the corporate governance rules of the NYSE applicable to controlled companies, with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements, including in the event we are no longer eligible for the "controlled company" exemption. A foreign private issuer that elects to follow a home country practice instead of NYSE requirements must submit to the NYSE in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. Certain corporate governance requirements are not reflected in the BVI Business Companies Act, 2004 (as amended from time to time) (the "BVI Act") or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consists of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See "ITEM 6. Directors, Senior Management and Employees—Corporate governance practices." Accordingly, our shareholders may not be afforded the same protection as provided under the NYSE's corporate governance rules.

        Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We are an "emerging growth company" with reduced reporting requirements that may make our Class A ordinary shares less attractive to investors.

        We are an "emerging growth company", as defined in the JOBS Act, and take advantage of certain exemptions from various reporting requirements that are generally applicable to public companies. For so long as we remain an "emerging growth company", we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that we will fail to detect and remedy any weaknesses or deficiencies in our internal control over financial reporting. It is also possible that investors may generally find our Class A ordinary shares less attractive due to our status as an "emerging growth company" and our more limited disclosure. Any of the foregoing could adversely affect the price and liquidity of our Class A ordinary shares.

        We may take advantage of these disclosure exemptions until we are no longer an "emerging growth company". We will cease to be an "emerging growth company" upon the earliest of:

  •
  the last day of our fiscal year in which June 25, 2018 falls;

  •
  the last day of our fiscal year in which our annual gross revenues are $1 billion or more;

  •
  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

  •
  the last day of any fiscal year in which the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

It may be difficult to enforce a U.S. or foreign judgment against us, our directors and officers named in this annual report outside the U.S., or to assert U.S. securities laws claims outside of the U.S.

        Almost all of our assets are located outside of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located in Russia, Ukraine and other CEE countries. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us, or them, judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state therein. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. Additionally, although arbitration awards are generally enforceable in CIS countries, judgments obtained in the U.S. or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in many CIS countries including Russia. A foreign court judgment may be recognized and enforced in Ukraine only on the basis of an international treaty to which Ukraine is a party providing for enforcement of such judgments, and then only in accordance with the terms of such treaty. Ukraine is a party to more than 20 mutual legal assistance treaties in civil matters (mostly with CIS and former socialist countries) and, by way of legal succession, a party to nine mutual legal assistance treaties of the former USSR. However, while Ukraine does have such treaties in place with several EU countries, it is not a party to mutual legal assistance treaties in civil matters with the United States, Canada, the UK, Germany and France. As a result, there are no international treaties that could be relied upon to enforce in Ukraine a civil judgment rendered in those countries. In the absence of an international treaty providing for enforcement of judgments, the courts of Ukraine may only recognize or enforce a foreign court judgment on the basis of the principle of reciprocity, which, unless proven otherwise, is deemed to exist in relations between Ukraine and the country where the judgment was rendered. At the same time, the principle of reciprocity is a relatively new and undeveloped concept in Ukrainian legislation, and there is no official interpretation or established court practice on the application of the principle of reciprocity. Therefore, it is possible that a U.S. or other foreign court judgment issued in a country, which has no mutual legal assistance treaty with Ukraine, could be refused recognition and/or enforcement in Ukraine, and the parties would have to re-litigate the dispute in Ukrainian courts. In addition, the lack of practice and varying approaches towards recognition and enforcement in Ukraine of foreign court judgments potentially make such recognition and enforcement problematic, if at all possible. In Romania, foreign civil and commercial judgments issued by courts of a non-EU member state may be recognized and enforced only if certain conditions are met, the existence of a bilateral instrument or agreement providing for the mutual recognition of the legal effects of civil judgments being seen as an important facilitator for that. No such agreement or instrument is currently in place between Romania and the United States. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

We do not intend to pay regular dividends for the foreseeable future.

        Our investors should not rely on an investment in our Class A ordinary shares to provide dividend income. Although we have declared and paid dividends in prior years, we do not intend to declare or pay regular dividends to holders of our Class A ordinary shares for the foreseeable future, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our Class A ordinary shares. While we currently intend to retain all available funds and any future earnings to fund the development and growth of our business, we may, by a resolution of the board of directors, authorize a special one-time dividend or other form of distribution to our shareholders at such time and in such amount as the board of directors determines to be appropriate and in the best interest of the Company. Any payment of dividends in the future would be at the discretion of our board and will depend on, among other things, our earnings, financial condition and business opportunities, strategic plans of the Company, the restrictions in our debt agreements, and other considerations that our board deems relevant. As a result, if we do not pay dividends, capital appreciation, if any, of our Class A ordinary shares will be investors' sole source of gain for the foreseeable future. Accordingly, investors must rely on sales of their Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. Investors seeking annual cash dividends should not purchase our Class A ordinary shares.

        In addition, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our subsidiaries to make distributions may be subject to statutory restrictions and retained earnings criteria, and is contingent upon the cash flow and earnings of those subsidiaries. For example, Russian law prohibits declaration and payment of dividends by a Russian company if such company's net assets' value is lower than its charter capital or will become lower than its charter capital as a result of declaration or distribution of dividends. These restrictions could reduce the amount of distributions that we receive from our subsidiaries which, in turn, would restrict our ability to pay dividends. According to Romanian law, if the company's net assets are less than its subscribed shares, the shares should be adjusted accordingly before any distribution of dividends can be declared.

        In the past, we have declared and paid dividends, including with respect to the years ended March 31, 2011, 2012 and 2013. Any future determination regarding the reservation of part of the profits and distributions to shareholders will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, strategic plans of the Company and other relevant factors.

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

        Our Amended Memorandum and Articles of Association contain a number of provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. These provisions include, among others:

  •
  a dual class ordinary share structure for seven years following the completion our initial public offering;

  •
  our board of directors' ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution;

  •
  restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

  •
  elimination of the ability of shareholders to act by written consent;

  •
  the requirement of the affirmative vote of two-thirds or more of the shares entitled to vote to amend certain provisions of our Amended Memorandum and Articles of Association;

  •
  a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; and

  •
  the ability of directors in their absolute discretion to decline to register or delay the registration of any transfer of shares without assigning any reason.

        These provisions of our Amended Memorandum and Articles of Association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our Class A ordinary shares in the future, which could reduce the market price of our Class A ordinary shares. For more information, see "ITEM 10. Additional Information—Memorandum and Articles of Association."

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

        Our corporate affairs will be governed by our Amended Memorandum and Articles of Association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law.

        As a result of all of the above, holders of our Class A ordinary shares may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the U.S. and their shareholders, see 'ITEM 10. Additional Information—Memorandum and Articles of Association."

Shareholders in British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving a shareholder of the ability to protect their interests.

        While statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to: (i) recognize or enforce against us judgments of courts in the U.S. based on certain civil liability provisions of U.S. securities law; or (ii) to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the U.S., although the courts of the British Virgin Islands will in certain circumstances recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

        Under the laws of the British Virgin Islands, there is little statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the BVI Act or the constituent documents of the corporation, the Amended Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Amended Memorandum and Articles of Association.

        There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the company's constituent documents.

        As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's Amended Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute a "fraud on the minority" where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring the approval of a majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

ITEM 4.    Information about Luxoft

A.  History and Development of Luxoft

        Our legal name is Luxoft Holding, Inc. Including our predecessors, we have been in business since March 2000. Luxoft Holding, Inc was incorporated as a company limited by shares under the laws of the British Virgin Islands on March 7, 2006. Over the past 14 years, the Company grew from the initial team of 20 people and one office to over 7500 employees and 21 offices across 13 countries worldwide, covering North America, Western and Eastern Europe, and South-East Asia regions. In June 2013, we listed our shares on the NYSE under the symbol "LXFT."

        We have principal business offices located at 41-43 Klimentos Str., Klimentos Tower 2nd Floor Office 24, 1061 Ay. Nicolaos Nicosia, Cyprus; Bundesstrasse 5 CH-6300 Zug, Switzerland; 10-3, 1-Volokolamsky proezd, 123060 Moscow, Russia; 14 Vasylkivska Str., 03040 Kiev, Ukraine; 167 Calea Floreasca, 3rd floor, district 1 Bucharest, Romania; Ul. Krakowska 280, 32-080 Zabierzow, Poland; Rzeznicza 28-31 Str., 50130 Wroc?aw, Poland; Wentworth Lodge Suite 3, Great North Road, Welwyn Garden City, Hertfordshire, AL8 7SR United Kingdom, 115 K "Tsarigradsko Shosse" Blvd, ent.B, fl.8, 1784 Sophia, Bulgaria; Szlak str. 77, ap. 134, Krakow, 31-153, Poland. Our registered office is Akara Bldg., 24 De Castro Street, Wickhams Cay 1, PO Box 3136, Road Town, Tortola, BVI. Our telephone numbers are +357 22 766624/25, +41 445 568 446, +7 495 967 8030; +38 044 238 8108; +40 21 203 6600; +48 12 445 8000; +44 1707 242100 and +359 2904 3900, respectively.

        For more information about us, our website is www.luxoft.com and www.luxoft.ru. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.

  Principal Capital Expenditures

        Our capital expenditures for fiscal years 2014, 2013 and 2012 amounted to $13.8 million, $9 million and $8.4 million, respectively. The majority of our investment activities have historically been related to the purchase of computers, notebooks and other pieces of office equipment. In order to support our overall business expansion, we will continue to invest in production equipment. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. We anticipate that our next major capital expenditures in the years ending March 31, 2015 and March 31, 2016 will be related to the expansion of our business and strategic merger and acquisition transactions. We currently anticipate our capital expenditures in the years ending March 31, 2015 and March 31, 2016 will be financed from cash generated from operations and our current cash position.

B.  Business Overview

Overview

        We are a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations. Our software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Our solutions are based on our proprietary products and platforms that directly impact our clients' business outcomes and efficiently deliver continuous innovation. Through our services and solutions, we enable our clients to improve their competitive position by increasing efficiency, shortening time-to-market, and enhancing their end user experience. We have developed a reputation and track record of delivering consistently high quality service that has enabled us to establish long-term strategic relationships with many of our clients, translating into significant revenue growth and recurring business.

        We utilize our deep industry- and domain-specific expertise to develop innovative high quality software for our clients' core products, processes and applications. We focus on six industry verticals that have significant and growing demand for IT services and consider innovative technology to be a top priority in achieving their business goals: financial services; automotive and transport; travel and aviation; technology; telecom; and energy. Across these industry verticals, we utilize a wide variety of modern technologies and have developed expertise in a number of domain practices, the most important of which are supported by our Centers of Expertise ("COEs"): big data; open source; mobile; Agile; and user interface, user experience and human machine interface ("UI/UX/HMI"). Each COE focuses on the research and development of its respective domain practice and has a dedicated pool of resources, including its own budget, time and IT professionals. We believe the combination of our broad range of services and solutions, and our deep industry and domain expertise, allows us to work concurrently on multiple mission critical engagements for a single client, leaving us well positioned to increase our share of our clients' core technology budgets.

        We serve large multinational corporations primarily in Western Europe and North America that rely on our IT solutions and software development capabilities for many of their mission critical systems. For the year ended March 31, 2014, a significant portion of our sales was to Fortune Global 500 companies, including Deutsche Bank, UBS, Harman, Boeing, Avaya and Citi. During this period, we derived 45.7% of our sales from clients located in Europe, 41.9% from clients in North America, and 12.4% from clients in other geographies. As of March 31, 2014, seven out of our top ten clients have been with us for five or more years and, in the three fiscal years ended March 31, 2014, March 31, 2013 and March 31, 2012, the majority of our new clients were referred to us.

        The scope of our services ranges from handling standard outsourcing client-directed engagements to managed delivery and transformational engagements. Recently, we have experienced an increased demand for managed delivery services, by which we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of execution. In managed delivery engagements, we have a higher degree of control over the staffing mix and the deployment of resources across our global dedicated delivery platform. These engagements allow us to embed ourselves in our client's business, thereby increasing client loyalty and barriers to entry for competition. In some cases, our long-standing relationships with large multinational clients have led to transformational engagements and engagements in which we replace a portion of the client's entire IT team and interface directly with the internal end user, instead of merely augmenting our client's IT department. We seek to continually improve our delivery by using optimized development methodologies, such as Agile. Agile methodology entails the delivery of software at frequent iterations by cross-functional geographically distributed teams, often working remotely across various time zones. This and other delivery methodologies reduce time-to-market and lower development costs for our clients.

        We operate through a global dedicated delivery model. We provide our services and deliver our solutions from sixteen delivery centers located primarily in CEE, including in Bulgaria, Poland, Romania, Russia and Ukraine, where we have access to a significant pool of highly educated IT professionals who possess technical expertise and business domain knowledge. We also have delivery centers in Germany, Vietnam, the UK, and the United States. Our CEE delivery centers are strategically located near current and potential client sites in Eastern and Western Europe and are designed to meet our clients' security and infrastructure requirements. We believe that our global delivery model allows us to better serve our clients, providing us with agility, logistical and time zone convenience and the cost advantage of having fewer dedicated on-site personnel. We also believe the similarities in engineering culture between CEE and our primary revenue-generating geographies—Europe and the U.S.—afford us a competitive advantage over non-CEE based competitors in pursuing engagements in those geographies.

        We believe that our strong brand, corporate culture, and our focus on efficient innovation and our client's business goals and outcomes, allow us to successfully recruit and retain highly qualified IT engineers and developers ("IT professionals"). As of March 31, 2014, we had 7,519 personnel of whom 6,366 were IT professionals. As of March 31, 2014, over 80% of our IT professionals held Master's degrees (or Master's degree equivalents in certain jurisdictions) or higher, and approximately 75% of our personnel had more than five years of industry experience, which we believe is more than most publicly traded Indian offshoring companies. We support our growth through our human resources infrastructure that allows us to scale the workforce globally as our business grows. During the year ended March 31, 2014, we hired, on average, more than 312 IT professionals per month.

        Our work has earned us significant client recognition, including from our large multinational clients such as Deutsche Bank, which formally recognized us in 2013 as their strategic vendor partner in Global Technology and awarded us its Relationship Excellence Award for our "sustained and structured approach in nurturing and building a new basis for doing business to deliver superior outcomes." We also received a Performance Excellence Award in 2014 from Boeing. Luxoft became the only IT outsourcer listed among the winning vendors. Together with Ford, we have won the 2014 Outsourcing Excellence Award in nomination "Most Innovative" for the relationships that tangibly demonstrate best practices, create and sustain a competitive advantage, provide business transformation, achieve compelling value, and significantly benefit both buyer and service provider over time.

        The quality of our operational processes has been recognized by our Capability Maturity Model Integration, or CMMI, Level 5 certification, which is the highest level of the Software Engineering Institute's CMMI categorization for measuring the maturity of software development processes.

        We have experienced significant growth over the last three years. Our sales have grown from $198.4 million in the year ended March 31, 2011 to $398.3 million in the year ended March 31, 2014, representing a compound annual growth rate ("CAGR") of 26.2%. Our net income has grown from $25.9 million in the year ended March 31, 2011 to $51.2 million in the year ended March 31, 2014, representing a CAGR of 25.5%. As of March 31, 2014, we had over 130 active clients and 23 high potential accounts ("HPA"), including Citi, Credit Suisse, Delphi, and Halliburton. In the aggregate, these accounts generated approximately $40 million in revenue during the last financial year, which represents at least 100% year-over-year growth. We define HPA as a client account which according to management's estimates, has potential to reach at least $5 million in recurring annual revenues within three years since the inception of such account. Our management determines which of our clients should be considered HPAs. Out of 23 HPAs, 16 were established during the past 12 months.

Industry background

IT services outsourcing and offshoring

        For a multinational corporation to remain competitive and meet the increasingly diverse needs of its worldwide client base, it must have sufficiently high-quality underlying IT architecture, stay current with constant technological evolution and have access to high-quality IT talent at a competitive cost. Furthermore, the combination of shrinking product lifecycles and the scarcity and associated cost of local IT engineering talent are driving companies to increasingly rely on the capabilities of IT outsourcing firms, instead of, or in addition to, their own offshore IT operations.

        Multinational corporations seek IT services providers that have industry-specific knowledge, the ability to manage dynamic, short development cycles, scale and recruit talent with relevant expertise, agility, cost effectiveness and global delivery capabilities. Furthermore, IT spending is becoming more aligned with companies' broader business strategies towards innovation. According to Forrester in its August 2012 report "Thrive With Sustained Innovation in the Empowered BT Era", "innovation has become a primary source of growth and competitive advantage, and the need for innovation underpins senior business leaders' top three issues. ... Neither IT organizations nor firms sustain innovation by themselves, just as few firms are vertically integrated today for any other business activity." The increased importance of IT-related decisions requires companies to look for providers with specific domain practice and vertical expertise, as opposed to generalists with commoditized skill sets. Reflecting these pervasive trends, International Data Corporation ("IDC"), in its report, Worldwide Services 2012-2016 Forecast Update, doc #237692, November 2012, estimates that the worldwide IT services outsourcing market (excluding Business Process Outsourcing services) is expected to grow from $258.0 billion in 2011 to an estimated $318.0 billion in 2016.The offshore outsourcing business model has matured and evolved since its beginning in the early 1990s to provide proven advantages and fewer risks. In its report, Worldwide Offshore IT Services 2013-2017 Forecast, doc #240653, April 2013, IDC estimates the worldwide offshore IT services market will grow at a 12.4% CAGR from $46.3 billion in 2012 to $82.9 billion in 2017. The outsourcing industry is also moving away from a singular focus on cost, towards a broader focus on efficiency and innovation. Multinational corporations no longer utilize IT outsourcing only in an effort to achieve cost efficiencies and labor arbitrage, but also seek to increase agility and reduce complexity by replacing, or complementing in-house IT resources with outsourced IT.

        The financial crisis of 2008 and 2009 accelerated several trends in multinational corporations' sourcing strategies that have led to growth of the overall technology expertise outsourcing market and changed the provider landscape. The first trend is the need to innovate while reducing costs. This is driving multinational corporations to seek talent with tailored skills, and to expand the use of multiple providers in order to gain access to scalable and cost-effective resources. The second trend is increasingly thoughtful management of global vendor sourcing. Multinational corporations vary the number of vendors they use based on their budgets, mission critical and discretionary needs, and prevailing business conditions. Therefore, many multinational corporations may look to consolidate their outsourcing firms by using fewer vendors and focusing on those that provide high quality, expert services. In other cases, corporations may seek to selectively add new vendors for additional or specialized expertise and/or geographic diversity in order to manage concentration risk. The third trend is the increasing importance of vendor possession of such specialized expertise and solutions that address defined challenges specific to the client or to a given industry vertical. According to IDC, in its report, Worldwide Offshore IT Services 2013-2017 Forecast, doc #240653, April 2013, the markets for offshore application outsourcing and custom application development are expected to grow at a 14.4% and 10.1% CAGR, from $8.3 billion and $10.4 billion in 2012 to $16.3 billion and $16.9 billion in 2017, respectively.

Trends of IT spend in key industry verticals

        Financial services:    Financial services industry has traditionally been one of the most IT-intensive industries. We believe that three broad trends will drive financial services IT spending in the short term: ongoing cost optimization, especially in light of contracting margins in this industry, predominantly via outsourcing; modernization of mostly in-house developed, vertical-specific legacy systems; and the introduction of new technologies and processes (e.g. mobile and cloud) to support new emerging business lines within investment banking and other areas, as well as new financial products. Other trends in various segments of the financial services industry include:

  •
  Update of systems and processes that quickly produce more accurate data used to address new regulatory (e.g. Basel III) reporting and compliance requirements;

  •
  Focus on improving risk management practices and compliance, including data centralization and its conformity with the regulatory and industry standards by means of creating reference data libraries, ensuring uniformity and accuracy of records across the enterprise;

  •
  Investments in mobile technologies and big data for improved customer targeting, implementing new transaction types (e.g. Near Field Communication or NFC, mobile wallets) and enhancing experiences of the end users; and

  •
  Leverage the increasing support of HTML5-related group of standards in modern browsers and devices to deliver cross-platform and responsive (RWD) applications.

Our clients in this vertical include Deutsche Bank, UBS and Citi.

  Automotive and transport:

        IT spend in the automotive and transport industry is increasingly driven by improving safety and regulatory requirements, focus on fuel economy and the emergence of electrical vehicles and rapidly evolving infotainment, human machine interface ("HMI") and advanced driver assist systems. Ensuring safety and limiting driver distraction while improving the in-car experience is becoming one of the key priorities of OEMs and their immediate suppliers. Our clients in this vertical include Harman and Ford.

        Travel and aviation:    Rebounding passenger traffic and evolving safety and security standards will require travel and aviation companies to increasingly depend on advancing technological systems. Moreover, the increasing penetration of mobile technologies is forcing travel providers to invest in internal and user-facing applications, such as mobile systems and apps for engineers and booking systems for smart phones and in-flight entertainment platforms for end-customers. With increasing cost and competitive pressures, travel and aviation companies will continue to be attracted to high quality, low cost IT services and solutions providers. Our clients in this vertical include Boeing, Expedia and Sabre.

        Technology:    With the continued migration to new operating systems and open standards, the escalating adoption of cloud technologies and increasing mobile, high performance, cross platform and smart electronics development and proliferation of new concepts, such as the Internet of Things, technology companies are required to keep pace with rapid technological evolution. They seek vendors who can help them address product engineering tasks that cover the entire technology stack spanning from low-level embedded software to media processing algorithms to cloud-based services to mobile apps. Our clients in this vertical include AMD and Loewe.

        Telecom:    The growth of tablets and smart phones, combined with the accelerating growth of video and multimedia traffic, will continue to increase the demands on network providers' networks and enterprises' systems. The growth in adoption of wireless communications (including 4G/LTE), virtualization technologies and cloud computing will require service providers and enterprises to further to invest in their data infrastructure. Our clients in this vertical include Avaya and Hirschmann.

        Energy:    With an aging energy distribution infrastructure and increased regulatory pressures to implement smart grid and demand response services, the IT needs of energy companies will continue to grow. Furthermore, the popularity and progress of green and renewable technologies combined with the ever-increasing need to cut costs is expected to drive demand for innovative, high quality and low cost

IT services providers. Our clients in this vertical include Alstom, Synergy Energy and Kent Country Council.

Growth of CEE as a services delivery location

Availability of high quality talent

        CEE's large pool of highly educated and experienced IT professionals with strong technical skills makes the region an appealing outsourcing destination. Countries in CEE have historically demonstrated a strong focus on technical education, exemplified by the high proportion of students in this region completing higher education in the areas of applied math, physics, and engineering. Students from universities in CEE have also historically dominated world computer programming competitions. Four out of the top five finalists in the 2012 ACM ICPC programming competition World Finals were from universities in CEE. Based upon data provided by The Economist Intelligence Unit, we believe that wages in Eastern Europe are 75% and 82% lower than wages in Western Europe and the U.S., thus offering significant cost savings to those utilizing a CEE-based labor force. The availability of human resources throughout the region allows providers to be as agile and scalable as necessary.

Increasing popularity of near-shoring

        As the model for offshoring has evolved, the industry has seen the emergence of near-shoring, which involves outsourcing to countries with lower labor costs that are in geographical and/or time zone proximity to client locations. Near-shoring improves communication between clients and delivery teams, increases efficiency, reduces complexity and risks and increases the ultimate value delivered to clients. Given the physical proximity, cultural affinity, ease of travel, minimal time zone difference and high quality talent offered by CEE, this region is becoming an increasingly popular destination for near-shoring and a diversification alternative for Western European companies, as well as European divisions of large global companies.

Government support for IT industry in CEE

        The CEE region's IT industry is supported by favorable governmental policies. Russia has announced a number of initiatives to promote IT growth as part of a broader focus on modernization and innovation. For example, qualified IT companies under the Russian Tax Code benefit from a substantially reduced rate on contributions payable to social and pension funds and an exemption on value added tax in certain circumstances. In 2007, the Ukrainian Parliament introduced the law "On the Foundations of the Development of Ukrainian Information Society in 2007-15" which was followed by an action plan to promote and strengthen Ukraine's IT sector. In July 2012, the Ukrainian government introduced significant incentives by adopting a new Law No. 5091-VI, which reduced corporate tax rates for IT companies, and exempted sales of certain software products from value added taxes ("VAT"). The applicable tax period under this law is from January 1, 2013 to January 1, 2023. The Romanian government has also recognized the IT sector as a priority for the national economy. A number of government policies, such as the exemption from income taxes of programmers who are employed by software companies and who satisfy certain criteria, including graduation from certain universities have been put in place to foster further growth of the sector in the country. Further, starting February 1, 2013 the allowed R&D deduction that was introduced into the Romanian Fiscal Code effective on January 1, 2009 was increased to 50% of the eligible expenses from R&D activities from the taxable profit base, instead of the previous 20%. In addition, effective July 1, 2014, tax exemption for reinvested profit became applicable for profit reinvested in technological equipment, machines, work equipment and installations used for business purposes, provided that certain conditions are met. The tax incentive is applicable for new equipment produced or purchased after July 1, 2014 and commissioned before December 31, 2016.

        In addition, in 2012, the Romanian Government started a state aid program for support of investments promoting regional development by using new technologies and creating working places. In the third quarter of 2013, our subsidiary Luxoft Professional Romania ("Luxoft Romania") applied to participate in this state aid program and received the requisite approvals in February 2014. As a condition to being accepted into the state aid program and receiving a 40% reimbursement from the Romanian Government of the total salary costs of new workers during the period of 24 months starting on their respective hiring dates, Luxoft Romania undertook to: (i) make an investment in equipment, furniture, licenses of approximately $550,000 during 2014 and 2015, as part of the investment plan submitted to the Romanian Government, and to maintain the investment for a period of five years thereafter, (ii) to hire 250 workers during 2014 and 2015 and to maintain the new working places for a period of five years after the first payment of the state grant related to each new working place, as part of the hiring plan submitted to the Romanian Government and (iii) to pay to the state budget, in the course of 5 years from the completion date of the investment, social tax payments of approximately $12.9 million, as stated in the business plan Luxoft Romania submitted to the Romanian Government.

        Finally, in 2013 the government of Bulgaria implemented measures to support IT companies, including reimbursement of the portion of social security contributions required to be made by employers in relation to newly hired personnel in Bulgaria. We were recently awarded a grant providing for the reimbursement of the social security contributions we must pay in relation to new employees we hire in Bulgaria. This incentive should apply to remuneration to be paid by us to such employees during the first year of employment.

        For all third party data, see "Preliminary Notes—Special Note Regarding Forward-Looking Statements".

Competitive strengths

        We believe the following strengths differentiate us from our competitors:

        Deep vertical expertise with focus on innovative service offerings and solutions.    We continue to focus on six industry verticals that are technology- and data-intensive, that, we believe, present a large and growing market opportunity. To enhance our expertise, we recruit highly skilled IT professionals with significant understanding of industry-specific business operations and issues and substantial technology experience. We have also built substantive practice areas within our verticals to address our clients' most pressing problems, such as risk management, reference data, and asset-backed securities within the financial services vertical. We invest in research and development to create cross-functional and vertical-specific proprietary products and platforms that help us deliver our services rapidly and cost-effectively. Most recently we have cooperated with Ford to develop an open-source car connectivity technology, called SmartPhoneLink. This new open standard combines the features of Ford's AppLink software with our open source platform, iviLink, among others. Other examples of our solutions include a mobile financial information dashboard iStockTrack, a comprehensive advanced data visualization tool Horizon, and open source-based test automation frameworks for network equipment Twister for telecom vertical.

        Strong domain practices anchored by COEs.    Over the past several years, we have developed expertise in domain practices, including our five key domain practices: big data, open source, mobile, Agile, and UI/UX/HMI. We believe these domain practices are critical to the ongoing success of our clients. To support the development of our domain practices, we have established COEs specifically dedicated to the research and development of each of our key domain practices. Each COE has a dedicated pool of resources, including its own budget, time and IT professionals. We believe that our domain practice knowledge, applied within the industry vertical context of our clients' business needs, provides us with a strong competitive advantage. We rely on the strength of our programmers to integrate a wide variety of programming languages, hardware platforms, operating systems and third-

party software to meet emerging trends. Our focused investment in people, platforms and technology allows us to compete effectively with other vendors for additional business from our clients. It also helps our clients optimize their own technology and processes, achieve crucial business goals and become more competitive.

        Long-term relationships with multinational clients.    Our largest clients consist primarily of Fortune Global 500 companies such as Deutsche Bank, UBS, Boeing, Harman, Avaya and Citi. As of March 31, 2014, seven out of our top ten clients have been with us for five or more years and we experience very low client turnover. Many of our large client relationships began as stand-alone pilot projects, the success of which enabled us to win additional mission critical, multi-year development engagements. Because of our delivery of consistently high quality and innovative results, our relationship with many of these clients evolved into large scale collaborative relationships and managed delivery engagements whereby we entered into outcome-based arrangements with our clients. We generally enter into multi-year master services agreements with our clients that encompass multiple stages of their IT development cycle. The dedicated teams of IT professionals we assign to each client combined with a personnel attrition rate that we believe to be lower than many other industry players, results in the continuity of personnel and, importantly, the retention of know-how and strengthening of client relationships. We leverage these deep relationships to develop a sophisticated understanding and extensive knowledge of our clients' businesses, both of which result in higher quality services, better business outcomes and further strengthen our client relationships.

        Highly educated, experienced and loyal workforce.    We are committed to recruiting, developing and maintaining a work force of high quality IT professionals. We have invested significant resources to grow from 2,619 IT professionals as of March 31, 2009 to 6,366 technically sophisticated IT professionals as of March 31, 2014. Some of our delivery locations, such as Bulgaria, Poland, Romania, Russia, Ukraine, and Vietnam are strategically established in regions with large pools of highly skilled engineers and a strong focus on technical education. As of March 31, 2014, we had a human resources staff of 352 people, which included over 190 people dedicated to direct recruiting efforts. As of March 31, 2014, over 80% of our IT professionals held Master's degrees or higher (or Master's degree equivalents in certain jurisdictions) with a focus on science and engineering, and over 75% of our personnel had more than five years of IT industry experience. Furthermore, we utilize the strong ties we have built with the leading local colleges and universities in CEE and Vietnam, as well as our existing reputation as an employer of choice, to continue attracting and retaining highly educated IT professionals. We have six training centers throughout Russia and Ukraine, one training center in Romania and two in Poland. We have also implemented professional career development programs, such as High Performers Club and Internal Mobility programs, that help us identify, recognize, develop new expertise and then promote our most talented and innovative employees. These highly-skilled and experienced IT professionals help us strengthen our brand, significantly lower our attrition, enhance our corporate culture, which, in turn, allows us to continue attract and retain such professionals.

        Global delivery platform.    Our secure delivery centers in Bulgaria, Poland, Romania, Russia, Ukraine, Romania, the UK, U.S. and Vietnam allow us to provide managed delivery and value added services for software development and innovative IT solutions. We distribute our high complexity work to client-facing industry specialists in tier-one locations, such as Krakow, Poland; Bucharest, Romania; Kiev, Ukraine; and our lower complexity work to lower-cost, industry generalists in tier-two locations, such as Omsk, Russia; Dnipropetrovsk, Ukraine; and Ho Chi Minh City, Vietnam. This enables us to increase the utilization of our IT professionals by effectively allocating work based on resource and talent requirements to balance cost and achieve scalability, and mitigates certain economic risks, such as wage inflation, that might affect any single geography. Our dedicated delivery centers are distributed across time zones among our delivery locations and consist of teams of IT professionals dedicated to a single client. This set-up allows us to work seamlessly for clients in different time zones and maintain a cultural and geographic cohesiveness with our clients' on-site teams. We believe that serving our clients by means of this model, combined with the mission critical nature of engagements, reduces the risk that our clients will switch vendors and drives recurring revenue. We have been keeping, on average, 91% of our work force off-site, which is intended to reduce our costs by limiting the use of expensive on-site personnel. In line with our recently launched Global Upgrade program, we intend to increase the onsite ratio of the delivery personnel up to 15% of the total delivery headcount over the next two years, thereby continuing to take advantage of the cost structure resulting from the significant off-site presence.

        Strong and experienced management team.    We benefit from the effective leadership of an international management team with diverse backgrounds and extensive experience in IT services. Each member of our senior management team has on average more than 15 years of industry experience, and has extensive experience in working both inside and outside of CEE for large and multinational corporations. Our CEO has been with us since our inception in 2000, and many of our managers have been with us for seven or more years. Moreover, our management team has successfully guided our rapid expansion primarily through organic growth.

Strategies

        Our goal is to become the provider of choice for core systems and mission critical software that enhance business outcomes and help enterprises remain competitive. Typically, within our six verticals we specifically target HPAs, which are large multinational companies that require significant amounts of sophisticated IT services and solutions on an on-going basis with an intention to become an embedded, strategic provider for their high-end technology needs. To substantially grow business with these accounts, we follow our Anchor-Develop-Grow model: we aim to successfully complete smaller engagements at the Anchor stage; then we undertake a longer term engagement, upon completion of which we aim to become a strategic vendor during the Develop stage; and finally, we increase the amount of services to the existing business and expand the offering to other business lines during the Grow stage. We intend to expand our offerings to current clients and to win business from new clients by pursuing the following:

        Develop new capabilities and service offerings within our verticals.    We plan to expand our offerings to large multinational clients with whom we already have a strong relationship, and to win new clients within our six industry verticals. We intend to use our multi-site global dedicated delivery model, vertically aligned client-facing teams and innovative industry-specific products and platforms to increase our share of high value engagements and diversify across our existing clients' divisions and departments. For example, in automotive and transport, we opened a center of expertise in Stuttgart, Germany in August 2013, to be in close proximity and better serve our clients in the vertical. This delivery center has an important role in the existing dedicated model specifically focusing on design and development of user interfaces (UIs), user experience (UX) for car HMI, driver workload management solutions and smartphone and applications integration. Further, in financial services, we seek to expand beyond services for investment banking and sales and trading, and increasingly target new sources of revenues, such as risk management, regulatory reporting, fixed income, asset-backed securities and wealth management. We also seek to expand our service offerings in all of our verticals by taking over our clients' captive IT operations, which also benefits clients by reducing the total cost of ownership. We will continue to proactively invest in and develop our innovative proprietary solutions around emerging technologies, supporting trends and critical client needs in our industry verticals.

        Leverage domain practice expertise to win new business.    We intend to leverage the domain practice expertise we have developed in each of our five COEs, and to develop new technical expertise. We believe that our continued dedication to several key domain practices will result in substantial business outcomes for clients who use our services and solutions, and will translate into more business for us. For example, we apply our open source-related expertise to integrate license and royalty-free software into our clients' legacy systems, generating significant cost savings and improving operational efficiency of their core systems. In addition to being helpful to existing clients, we plan to use the products and platforms we have developed within our domain practices as pre-sale tools to demonstrate our capabilities to new clients.

        Continue to expand our managed delivery model.    In an effort to better serve our clients' needs, we are transitioning a significant portion of our engagements to managed delivery. We believe managed delivery provides meaningful advantages for both our clients and our operations. For clients, managed delivery greatly enhances visibility, transparency and cost predictability of the outsourcing process, thereby reducing their risks. For us, managed delivery is a means of expanding our role in our clients' projects, thereby embedding us in our clients' core IT operations and ensuring stability of our on-going relationships with these clients. Managed delivery, especially when used in conjunction with Agile methodologies, improves utilization of our IT professionals and resources, streamlines the engineering of complex distributed systems, and increases the visibility of our potential revenue stream and the scalability of our operations. It also allows us to gain real-time knowledge of our clients' business, thus further growing our expertise in given business domain practices, ensuring our quality service and increasing client loyalty. Our aim is to increase our ownership of client projects to the point of providing transformational engagements and those within which we substantially or fully replace a portion of our clients' IT departments.

        Continue to develop our proprietary products and platforms.    We will continue to develop our existing proprietary products, platforms and demonstrators to showcase our expertise in a given domain, further enhance capabilities of existing solutions, and to create new products and platforms. For example, our technology demonstrator AllView, utilizes an in-house reference design platform for creating an in-vehicle user experience (UX), linking instrument cluster, head unit and mobile devices. Based on SmartDeviceLink Profiles (SDLP), an extension to GENIVI's SmartDeviceLink (SDL) open source connectivity technology, AllView shows automakers the possibilities in optimizing car user experience and improving safety by reducing driver distraction, while encouraging third-party application development. Our product Horizon can be further developed by adding calculation, reference data and analytics tools. We also intend to selectively acquire industry-leading solutions developed by our clients with our active involvement. We believe that expanding our portfolio of products and platforms differentiates us from other software services providers. These proprietary assets also will help us target aspects of our clients' software budgets that were not previously accessible to us, and will position us well for growth.

        Attract and retain top quality talent.    To support our growth and maintain our competitive position as a leading high-end IT service provider, we plan to grow our highly skilled employee base by continuing to execute our rigorous sourcing and hiring practices and enhancing our brand as an employer of choice in the industry. We will scale our human resources infrastructure as our business grows. In addition, we will seek to maintain our low attrition rates through our internal training programs and employee initiatives, including rewards and incentives for high-performing employees. We also intend to build on our successful track record of establishing delivery centers in CEE, where we have access to highly educated IT professionals at attractive wages. We have successfully opened delivery centers in Sophia, Bulgaria; Stuttgart, Germany; Krakow and Wroclaw, Poland; Bucharest, Romania, Ho Shi Min City, Vietnam and plan to continue opening delivery centers in CEE and other emerging markets that strategically fit into our existing delivery network.

        Selectively pursue strategic acquisitions and strategic partnerships.    While we focus primarily on organic growth, we intend to pursue predominantly complementary acquisitions that would expand our technological or domain knowledge and client relationships. For example, smaller specialized software engineering services firms or relevant assets that will accelerate our growth, expand and/or complement our existing solution offerings, expertise and HPA client base. We are continuously identifying and reviewing such potential acquisitions. We are currently evaluating several acquisitions opportunities, which we would seek to complete within the next year. We are also looking to form strategic partnerships with industry leaders by which we can create significant synergies for global enterprises who engage us to provide services within our key verticals of focus. For example, in November 2013, we joined efforts with Spirent, which is a leader in testing, measurement and service assurance in the telecom industry. We will work together in two formats: one is focused on the provision of professional services for test automation with Spirent's clients—who are the world's leading networking and telecommunication providers. The other is related to the new version of Twister that is supplied with the new SDN-related capabilities. We believe that our solutions and superior engineering and domain expertise will enhance our success in forming similar partnerships and strategic alliances.

Recent Initiatives

        In March 2014, we launched "Luxoft: Global Upgrade" corporate change program, which spans across internal and external elements of our business. The aim is to mitigate current concentration-related risks, secure further business and revenue growth, and change current perception. The program entails five pillars:

        Global Management:    we have plans to have a majority of our executives based in our operating headquarters in Zug, Switzerland. Further, we are planning to expand our presence that will span across several management layers in key client-operating geographies in the U.S. and Western Europe.

        Global Customer Service:    we are planning to shift the main point of client interaction to be primarily onsite. At the same time, we aim to limit our onsite headcount not to exceed 15% of the total delivery personnel, as compared to less than 10% of that as of March 31, 2014. This includes global account and global delivery management functions.

        Global Delivery:    our goal is to limit exposure to any geography to not more than 30% of the engineering headcount in the mid-term and 25% in the long term. We plan to achieve this goal by means of accelerated hiring in each respective EU location while moving some of the current staff from Russia and Ukraine to seed and train the new teams. We currently expect that the move will affect 500 core delivery professionals in the next 12 months, which represents less than 7% of the total employee headcount as of March 31, 2014. We do not intend at this time to lay off personnel to achieve this goal and intend to continue our recruitment in Russia and Ukraine, although at a moderate pace as compared to 2013. In addition to the EU, we are also planning to further expand our dedicated global delivery model in Asia Pacific and other regions in the mid- to long-term. We also intend to moderately increase our onsite delivery operations, including key delivery / account managers, not to exceed 15% of the total delivery headcount at any given time. Lastly, we plan to ensure that our internal mobility program also includes a list of international locations.

        Global Communications:    we plan to deploy all relevant means to better reflect the substance and the scale of our business. We are in the process of further developing internal and external elements to ensure that we maintain a cohesive message throughout our organization and to all target audiences that we are a global company: for our clients, employees, analysts and investors.

        Global Culture:    we are planning a number of activities and internal messages for our global employee base to emphasize the concept of "one global team" more explicitly. We are compiling a series of steps to review and optimize current team collaboration processes, such as organizing a series of sessions on global culture upgrade that inspire management teams to lead by example and encourage various cross-location /cultural activities.

        Within each of these pillars the goal is to reconcile the market perception of our Company with the actual state of the business, as supported by operational metrics and assessed by the management, and to upgrade and fulfill any gap in one or both of those in comparison to the multinational company standards. This change is consistent with our mid- to long-term strategy.

Our services

        Our software development service offerings consist of three primary categories:

Custom software development and support services

        We provide a comprehensive set of core and mission critical software development services—including application software development, software architecture design, performance engineering, optimization and testing, process consulting and software quality assurance—to enterprise clients in our financial services, automotive and transport, travel and aviation, and energy verticals. Our services span the entire development lifecycle, and combine sophisticated processes for solving complex problems with domain and business knowledge, project management tools and global delivery capabilities. In certain cases we also provide maintenance and support services for the software and applications that we have developed for our clients. In addition, we provide re-engineering and migration services for transferring legacy applications to our clients' new operating systems and enhancing their functionality.

Product engineering and testing

        We provide a wide range of product engineering services for the full product lifecycle—including functional specification and mock-ups, product design, engineering, automated testing, maintenance, support and performance engineering—to our clients in the technology, telecom, automotive and transport and energy verticals. We provide product engineering services by assembling specialized teams of IT professionals who use Agile development methodologies to deliver our work product incrementally.

Technology consulting

        Our technology consulting services are designed to address clients' needs in each of our six verticals, while leveraging our in-depth expertise in technology and our best practices to optimize their software processes and data security procedures. Our technology consulting services generate a small portion of our sales and include IT strategy consulting, software engineering process consulting and data security consulting. We use our best practices, methodologies and frameworks to assist clients in establishing and improving their software development processes, including metrics analysis, quality control and appraisal procedures.

Our solutions

        Our solutions, consisting of products and platforms, are a small but growing portion of our business model. Our products are part of our current portfolio of proprietary solutions that we have not commercialized in the past. However, we intend to grow our future sales using these products as stand-alone software and as a part of our software development services offering. Our platforms are also a part of our proprietary solutions portfolio that we utilize within the scope of our software development services to clients. Most of our platform components are available under non-commercial open source licenses to allow potential users quickly evaluate the characteristics of the technology, but these components are not sufficient for a commercial use.

        The list of our products and platforms is as follows:

  Products

        Horizon:    Horizon is an Advanced Data Visualization Framework: set of insightful, pre-designed dynamic and actionable dashboards, with advanced navigation workflow and business logic. Originally developed to provide firm-wide/consolidated view on Regulatory and Compliance (Audit findings), Market, Credit, Treasury, and Liquidity risks and other financial information that found application with other enterprise clients during fiscal 2014. For example, Luxoft has successfully completed the task set by a Non-Commercial Partnership NP GLONASS to provide multiple views of call processing data for subsequent analysis of ERA-GLONASS performance. However, Horizon remains to be a revolutionary centralized system for risk and compliance, tracking deficiencies and analyzing the correlations between risk silos and their impact on business outcomes in a user-friendly simple manner. Combining an enterprise-wide financial data and risk metrics, Horizon is the perfect technology, producing powerful HTML5-based dynamic dashboards in a fractional time to market, comparing to similar in-house built solutions. It creates a visualization layer on top of clients' database to deliver data in a timely and integrated way. It provides an intuitive and highly effective visualization of any desired monitored metrics for a wide variety of audiences—from senior executives and independent board members to heads of trading desks, who perform daily position analyses.

        Twister:    Twister is a new open source test automation solution developed for the enterprises communications market. Twister provides telecom equipment vendors, data system integrators and enterprise data services providers with a comprehensive open platform for testing telecommunication equipment, devices and related applications in the distributed environment. Twister delivers an innovative approach to building resilient and adoptable test automation frameworks in the Cloud, thereby increasing operational productivity for the clients within the telecom equipment sector due to its ability to run numerous testing processes simultaneously. This product makes testing, which is a critical part of the entire development process, cost efficient, scalable and repeatable. The product allows our clients to increase the efficiency of their product development by reducing complexity and the length of the testing process, and allowing them to view results faster.

        iStockTrack:    iStockTrack is a scalable product that helps build mobile applications for iOS-based devices (iPads and iPhones) for clients in the financial services sector. This product allows for quick and effective creation of a dashboard that can be further customized based on user specifications and grant access to news streams, market data and other financial matters of the user's choice. This product consists of two parts: the user part that is uploaded onto an Apple device, and a back-end part, developed on a Java Enterprise application basis. The user part is a set of components that visualize user-selected information, such as stock price, volume and volatility graphs, companies' financial statements, and various financial analytics, in the easy-to-use intuitive format. One of the most important advantages of this product is the ease and effectiveness of interaction with the user, speed with which the user can get to the desired information, quality of graphical and user interface, and the ability to quickly integrate information sources of choice, including the user's internal (i.e. from the company's Ethernet) and external sources in the public domain. In February 2014, iSockTrack received the "Best of Show" award at Finovate Europe 2014 Conference in London.

Platforms

        iviLink/smart Device Link Protocol (SDLP):    SDLP was created on the basis of our iviLink to become a connectivity standard within GENIVI—an alliance of the world's leading automotive manufacturers. iviLink/SDLP is an in-car connectivity solution that enables seamless two-way integration between in-vehicle infotainment systems—such as head units of a car, car radios and rear seat entertainment—with a wide variety of consumer devices built on operating systems like Android, Linux and Apple iOS. iviLink provides OEMs and application developers with the ability to create and then adapt mobile applications for in-car use. This reduces time-to-market for these applications and significantly reduces development costs. iviLink/SDLP's application programming interface ("API")-centric architecture is designed to preserve the unique user experience that usually is a branded feature of each OEM, while ensuring safety of these developed applications for further sharing and integration. iviLink/SDLP operates over any standard serial linked connection, such as Wi-Fi or Bluetooth. Consistent with common industry practice, we promote iviLink to potential customers by targeting their engineers and other technical staff, who regularly use websites such as gtihub.com to discover software technologies and systems that are free to use and download. We make certain components of iviLink publicly available under a software license that places certain restrictions on its usage in a commercial setting, allowing potential users to quickly evaluate the iviLink software for their needs and thereby allowing us to better market our services and software.

        DMFusion:    DMFusion is a software platform that enables utility companies, transmission system operators and energy retailers to develop efficient demand management solutions that can monitor and modify power generation and consumption, thus preventing outages, balancing demand distribution and reducing costs. DMFusion also enables small- and medium-sized utility companies and smart grid solution vendors to address the challenges of non-technical distribution losses and unbilled revenue and to significantly improve grid management. This platform combines sophisticated data processing and real-time analytics with easy to use visualization features for key components of a grid, including generation and other assets and transmission infrastructure.

        DMMessenger:    DMMessenger is a comprehensive software platform designed specifically for the energy and utilities market to enhance existing smart grid solutions, including our DMFusion, with an effective, collaborative tool for energy consumption regulation. DMMessenger allows utilities companies to classify consumers by their load (consumption) profiles and then identify a subset of consumers to receive targeted messages or requests for action in order to better regulate existing energy consumption. Consumers can respond to the messages, including via social networks such as Facebook, and notify utility companies of whether they have accepted or declined their requests. The company can then reward those consumers who take the requested action, thereby aiding green initiatives and optimizing energy consumption. While DMMessenger is designed for the energy and utilities segment, its architecture allows for efficient processing of big data using cloud storage and can be applied in other vertical areas.

        TEORA:    TEORA is a framework for rapid development of automotive HMI. It includes a development environment consisting of applications for rapid prototyping, code generation and design of screens layout, displayed messages, and other features, combined with a set of tools for various components and platforms, such as Linux and QNX. The main differentiators of this platform are its flexibility in accommodating new technologies, such as HTML5, and its ability to combine different technologies, such as HTML5 and Flash. Through a combination of TEORA and iviLink/SDLP, we are able to offer a full spectrum of in-vehicle infotainment and connectivity solutions for OEMs and their first tier suppliers.

        AllView:    AllView is a holistic user-experience demonstrator. AllView is a proof of concept utilizing Luxoft's reference design platform for creating an in-vehicle user experience (UX). AllView links together instrument cluster, head unit and mobile devices. Based on SmartDeviceLink Profiles (SDLP), an extension to GENIVI's SmartDeviceLink (SDL) open source connectivity technology, AllView enables automakers to optimize the car user experience and improve safety by reducing driver distraction, while encouraging third-party application development.

Our verticals

        We have developed specific expertise and grown our business in six industry verticals:

  •
  Financial services

  •
  Automotive and transport

  •
  Travel and aviation

  •
  Technology

  •
  Telecom

  •
  Energy

        The following table sets forth our sales by vertical, by amount and as a percentage of our sales for the periods indicated:

	Years ended March 31,
	2012		2013		2014
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Industry Vertical
Financial services	$141,836	52.3%	$172,086	54.7%	$238,712	59.9%

Automotive and transport	21,414	7.9	25,945	8.3	44,875	11.3

Travel and aviation	38,892	14.3	38,976	12.4	37,206	9.3

Technology	29,258	10.8	36,123	11.5	33,505	8.4

Telecom	31,230	11.5	31,587	10.0	32,076	8.1

Energy	7,190	2.7	8,236	2.6	9,973	2.5

Other	1,322	0.5	1,643	0.5	1,984	0.5

Total	$271,142	100%	$314,596	100%	$398,331	100%

Financial services

        Financial services industry is our largest vertical. Since we began working with financial services companies as clients in 2005, we have been engaged by global institutions to develop, deploy, and maintain a broad range of systems. We provide our clients with complex end-to-end engineering services and solutions, such as the development of trading platforms, risk management systems, clearing and settlement solutions, low latency exchange connectivity adapters. We have also developed comprehensive risk visualization and mobile products and platforms that are specifically focused on clients in the financial services sector. We possess not only expertise within technical domain practices that are crucial to financial services, such as big data, mobile and open source, but also within business domain practices such as reference data management, risk management, trading and transacting and Fixed Income Clearing Corporation (FICC).

Automotive and transport

        In our automotive vertical we provide product development and system engineering services to various categories of automotive and transport industry players including car manufacturers (OEMs), tier-one and tier-two suppliers and diversified service companies. Our main focus is in-vehicle infotainment ("IVI") systems that cover a broad range of modern car functionality and state of the art features from multimedia and connectivity (MirrowLink, Apple CarPlay, AppLink) , to navigation, telematics, HMI, digital clusters, computer vision, emergency call ("E-Call") and advanced driver assistance (ADAS). Our services cover the entire product development cycle from innovation vision and design to prototyping, development, system testing, verification and infield car drives in Europe, North America, Russia and Asia. We have been investing in internal R&D programs aimed at creating platforms and frameworks that may significantly reduce time and efforts required for development of new IVI and HMI solutions by our clients. Currently, our portfolio includes such platforms and demonstrators as TEORA, Allview, and Computer Vision and Augmented Navi framework. We are an active member of different industry associations focused on developing unified standards for IVI systems, such as GINIVI. We have been working together with Ford on developing a new code for open-source car connectivity technology, called SmartPhoneLink. The code combines the features of Ford's AppLink™ software with our open-source iviLink and the codes of other developers, and will become a GINIVI standard. We will continue working with Ford and the entire developer community on adding the vital and unique features of iviLink, such as symmetrical two-way application integration, to the new standard.

Travel and aviation

        The travel and aviation industry faces many challenges, including changing regulatory and security requirements, fluctuating fuel prices, intense competition and industry consolidation. Therefore, OEMs, suppliers, airlines, aircraft manufacturers, e-commerce travel providers and other participants in the travel and aviation industry are looking to optimize their operating expenses, reduce environmental impact and improve passenger comfort, convenience and safety. Each of our senior managers in this vertical has more than nine years of experience developing customized and integrated solutions for design, manufacturing and post-production support services in the travel and aviation industry. Our capabilities include design of engineering data management and flight control systems, aircraft assembly and maintenance, airport ecosystem management and e-commerce and reservations system solutions for clients such as airlines, hotels, car rentals companies, travel agencies and cruise lines.

Technology

        Our technology vertical focuses on independent software vendors, chipset and computer electronics vendors and computer hardware providers who rely on us to help them create innovative software-intensive products, solve software integration challenges and create and implement complex algorithms, while helping manage their costs. Partnering with us allows these vendors to increase their efficiency, for example by reducing time-to-market for their products and enhancing R&D productivity. We deliver embedded development and system verification of software components and tools for hardware produced by our technology clients, as well as high-performance transactional systems, real-time embedded applications and application security.

Telecom

        Today's carriers, MSOs and service providers are faced with intense competition, profit margin pressures, challenges relating to network capacity, speed and quality, and new generation technologies requiring significant infrastructure investment. Our engineers are currently working on networking and data communication product development projects for several leading global infrastructure equipment vendors in the telecommunications and networking industry sector. We assist our clients in the areas of voice, wireless and wide area network (WAN) infrastructure, ethernet switching and router engineering development. We also perform operational support system services, security services, testing automation, hardware virtualization and services for our clients' hybrid customer-premises equipment and cloud technologies. We are a participating member of the Open Networking Foundation, which we believe is at the forefront of engineering development services in Software Defined Networking ("SDN") and network function virtualization (NFV), an exciting new area of advanced networking and network applications that accelerates time-to-market, offers scale and lowers engineering costs when using frameworks such as ours for development and test automation. In addition, we are enhancing our capabilities in 4G/LTE wireless test automation and engineering development services. To support our efforts, we have independently developed an innovative product platform called Twister, an open source, distributed test automation framework designed for enterprise communications market, which we intend to further enhance with additional innovative SDN and NFV-related solutions.

Energy

        Electricity transmission and distribution:    We provide software and hardware development services for leading energy companies, smart grid vendors, energy service companies, energy solutions vendors and energy equipment manufacturers across the globe. We primarily provide demand response, smart grid and net metering solutions in the following areas: distribution and outage management; energy management components; market management modules; substation automation; supervisory control and data acquisition integration; standards integration; demand management; network edge control framework; and mobile workplace applications. We have also independently developed innovative smart grid metering and demand management solutions, such as DMFusion, which helps automate and integrate electrical networks, and DMMessenger, an energy consumer analysis and engagement tool that processes and segments high-volume meter data.

        Oil & Gas:    We provide services of software development for some of the key industry vendors. We help with development of solutions on fields of transmission, geologic and geophysical data visualization and interpretation, production allocation and modeling, unconventional resources production enhancement.

  Our domain practices

        We also have five domains practices that stretch across our service offerings:

Mobile

        Our mobile practice offers our clients full product lifecycle development of mobile applications. Our engineers have expertise in mainstream mobile platforms, including iOS, Android and others, as well as specific frameworks for cross-platform development. These frameworks allow rapid building and deployment and cost effective maintenance of products for a range of consumer devices, while providing a unique user experience. Our services span through every functional area, from user interface design to development of server-side solutions to integration with enterprise back-end applications and payment systems. Our broad project portfolio includes a number of innovative applications—such as enterprise dashboards, media monitoring systems, animated user guides, electronic document management, booking and reservation and home automation solutions—for the travel, financial services, retail, energy, automotive and other industries.

Agile

        Our Agile practice helps clients develop new applications using Agile methodology and transition their existing enterprise development processes such as Waterfall (end-to-end development with delivery upon the completion of defined tasks), into Agile. The principal differentiator of Agile methodology is its ability to deliver code frequently and consistently, usually every two to four weeks. The Agile approach usually involves small cross-functional teams of engineers (Scrum teams) that work on the same project, often in a distributed environment. The main advantage of utilizing Agile methodology, and a reason why we built a COE within the Agile practice, is its flexibility and quick response to change, which is critical to our clients because of shrinking product lifecycles. Agile's client -driven iterative development lets the client steer projects, iteration by iteration, and determine execution priority. This approach helps foster stronger client relationships, identifies mistakes and allows us to implement last minute changes without losing critical time and generating additional expenses. It also enhances shared learning and communications processes and solidifies teamwork. We employ more than 140 certified Scrum Masters (CSM and PSM certifications) and more than 1500 Agile Practitioners who consistently evolve our Agile practice and its applicable methodologies. Luxoft was recently accredited as an MTO of International Consortium for Agile ("ICAgile"). ICAgile develops education tracks and learning objectives for its members' training classes, and accredits course materials for covering particular set of topics. We developed an Agile Fundamentals course covering all learning objectives for ICAgile Certified Professional certification. The ICP's learning objectives focus on the Agile mindset, values, principles and foundational concepts. They are grounded in what it means to be Agile and achieve organizational agility without specific focus on any single Agile methodology or framework (i.e. Scrum, XP, DSDM, SAFe, etc.). However, our course on Agile Fundamentals provides overview of Scrum roles, artifacts and ceremonies so students understand examples of Agile practices implementation. We piloted this training program in several Luxoft offices and more than 40 attendees are now recognized as ICAgile Certified Professionals, with many more to come in the near Future.

Big Data

        Our big data practice delivers services and creates critical enterprise-wide solutions based on big data technologies and know-how. We develop innovative approaches to comprehensive information storage, processing, and analysis in order to deliver business and operational benefits to our clients. Within this domain practice we perform services focused on adapting an open-source software framework, Hadoop, that supports data-intensive distributed applications to the enterprise environment. This is the key differentiator of our big data offering. We believe that our approach is vital for many strategic enterprise initiatives in various verticals, such as risk management and reporting in financial services, metering information processing in energy and utilities, and data channel processing though SDN/OpenFlow architecture in telecoms. Our architects, consultants and developers utilizing their significant engineering experience with large business-critical applications, combined with expertise in Hadoop-based systems development, engineered a solution accelerator and data transformation engines for low-risk adoption of Hadoop to specific corporate requirements and rules. We partner with one of the market leaders in big data platforms for enterprises, Cloudera, and implement its innovative technologies to maximize value of Hadoop adoption for enterprises. We have successfully delivered several critical projects for our largest clients in our financial services vertical during our last fiscal year.

User Experience/HMI

        Our UI/UX/HMI practice consists of concept development, prototyping and design development for car connectivity systems based on various user studies. Its main focus is to create products and solutions that can manage and then present information in the car without distracting the driver, while making the in-car experience seamless, effortless and interactive. Our engineers have years of experience in developing efficient, intelligent, reliable and user-friendly HMIs for the world's leading automakers. We believe that these car features can become a distinct part of the brand strategy and value, and thus represent a competitive advantage for the OEMs.

Open Source

        Our open source practice focuses on delivering services and creating platforms that maximize benefits of open source-based software adoption for our clients. The goal of our open source services and solutions is to reduce our clients' costs by replacing expensive proprietary software with open source software. Also, due to the crowdsourcing nature of software development in the open source environment, the applications that we select for our clients are often of better quality than the proprietary software we replace, thereby increasing efficiency and related cost savings and business benefits. We utilize Event Driven Architecture and our knowledge of Complex Event Processing technology to analyze our clients' systems and processes and then propose and build the necessary infrastructure based on open source alternatives. Our team of engineers and architects utilizes extensive experience in open source and Service Oriented Architecture to build and implement scalable, stable and responsive systems for our clients.

Selected case studies

UI/UX/HMI

        Our client, a leading automotive supplier that provides advanced in-vehicle infotainment systems to leading OEMs, needed to design an improved driving experience for a concept car that includes a personalized interface between the driver, the car, and the cloud. Our expertise in each of the required aspects of HMI and UI development, including the development of specifications and engineering design, allowed us to execute this task. The project encompassed the development of personal and situational HMI, delivered to the driver by means of surround view and augmented navigation, as well as the integration of near field communication ("NFC") technology. We built a system that combines advanced smartphone integration technologies, a cloud-based radio platform, and flexible HMI design that includes gesture recognition. The new system delivers media-rich digital content into the car in an intuitive, easy-to-use format intended to minimize driver distraction and comply with applicable laws and regulations. As the driver approaches the vehicle, the system connects with the driver's smartphone using NFC to retrieve users' saved preferences, such as seat positions, favorite music, preferred HMI visualizations, emails, contacts, calendar entries and social media accounts. The entire development was successfully completed in time for a major international auto show. As of May 30, 2014, approximately 800 engineers were working on 60 ongoing projects servicing this client from dedicated delivery centers in Kiev and Odessa, Ukraine and Bucharest, Romania, Vietnam and Stuttgart, Germany.

Agile

        Our client, an award-winning travel aggregator with thousands of reservations daily in 2012, was looking to improve its services. We have been a preferred service provider for this client since the beginning of our relationship in 2006, and have consistently demonstrated that the application of Agile methodology to this client's software development practices results in significant cost savings and efficiency gains. Based on this advice, the client approached us with a request to shift its internal software development and delivery platform from a Waterfall approach to an Agile approach. Because the human factor is exceedingly important in the execution of Agile methodology, we expended particular efforts in training and consulting with the client's IT professionals through workshops, trainings, dedicated Agile coaches working full-time with development teams, and frequent on-site visits. Our dedicated delivery team's smooth transition of the client's software development processes to Agile development resulted in a substantial positive impact on the client's business. According to our client, the business outcome of using the Agile methodology resulted in additional revenue, improved client conversion rates, reduced the time-to-market, reduced the total cost of ownership, and strengthened the client's recognition within the travel business community.

Managed Delivery

        Our client, a leading global bank, has decided to reallocate resources away from a part of their business over a multiyear period due to a shift in their business model. This part of their business is important to our client's organization and must keep current with technological developments and compliant with changing regulatory requirements, while balancing the need to manage costs efficiently. They have approached us to manage most aspects of the IT operations of this business segment, over a multiyear period. We believe we have won this engagement because we are a trusted partner for our client with deep knowledge of financial products, regulatory needs and effective managed delivery.

        We have been working with this client since 2006, starting with one engagement that deployed 30 engineers within IT support for Equities department. Historically, we have provided a variety of application engineering and support across this enterprise, including trading, risk management systems and regulatory reporting, as well as helping them implement emerging technologies. The majority of our engagements are transformational, supporting the client's technology strategy. We currently have multiple managed delivery projects and over 1,050 engineers working on them. A large number of the projects are in investment banking, however we are growing with other areas of the global bank. We believe this particular project is mutually beneficial: our client has a trusted partner to efficiently manage support of critical IT function at a predictable price; and we have the opportunity to learn more about the business and create opportunities for engagement of similar scope in the future.

Risk Management

        Our client, a leading global investment bank, needed to develop a bank-wide management information system to timely and effectively monitor and analyze risks, control compliance, track regulatory updates and manage operational risks. The bank's business leaders wanted to substitute complex excel spreadsheets and PowerPoint presentations with one stable source of visualized information that could also be provided in clear and concise format to the members of the bank's board of directors. None of the off-the-shelf visualization solutions available on the market perfectly fit with what the business leaders had envisioned. Our client approached us with the need to provide a graphically rich and intuitive application that gathers data into a user-friendly application for risk management officers and senior managers. As part of a team of IT developers, we created an intuitively operated product—also available in a mobile platform-agnostic format—consisting of a series of nine dashboards (credit, market, compliance, treasury, etc.) that provide users with unique design and graphical data representations. Particularly valuable features of this product are its ability to create a centralized "single version of truth" across an entire enterprise, and to view particular risks not only on a macro level, but also by drilling down to basic details. This product now has more than 900 unique users, was nominated for an IT Industry Award, and has become a core system for the Regulatory & Compliance, Credit Risk, Global Credit Trading, COO, Treasury, and Risk operations within the bank. In December 2012, we reached a mutually beneficial agreement with our client whereby we were able to add this product to our suite of proprietary products and platforms. We believe that this product, which has become a flagship of our risk management practice, will help financial institutions achieve the desired responsiveness and transparency for their risk visualization and analysis processes.

Advanced business solutions

        Luxoft Markets is one of our advanced business solutions. It is a premium consulting service which combines capital markets technology expertise with a management team experienced in asset-backed securities and other securitized products. This deep market understanding helps us to interact directly with business users. We believe it is an efficient way for organizations to get their software products and/or offerings to the market, with the ability to rapidly scale up or down while maintaining competitive cost base. Our value proposition includes technology advisory, turnkey software solutions and technology outsourcing with a focus on pricing, trading, analytics and risk.

Our delivery centers

        With delivery centers and on-site operations in CEE, Western Europe, North America and Southeast Asia, we service multinational organizations through our global dedicated delivery model comprised of an optimized mix of near-shore, offshore and on-site delivery capabilities.

        We employ a small number of on-site IT professionals in the U.S., UK, Germany, Switzerland and Singapore. The sophistication of our off-shore delivery centers allowed us to keep 92% of our personnel off-site as of March 31, 2014, deploying personnel to client sites on an as-needed basis. Our on-site and offshore delivery teams are linked through common processes, collaboration applications and tools, and a secure communications infrastructure that enables global collaboration. This connectivity grants our clients a choice between managing their work through offshore, near-shore and on-site delivery or any combination thereof.

        As of March 31, 2014, we employed 1,815 IT professionals in Russia, which represents approximately 29% of our IT professionals. Our Russian delivery centers leverage the country's advanced technological climate and engineering legacy to build a talented, motivated team of IT professionals. The United Nations Educational, Scientific and Cultural Organization ("UNESCO") estimates that 28% of all graduates in Russia receive degrees in the field of science and technology. According to the October 31, 2013 Gartner report, "Russia as an Offshore Services Location: Foreign Recruitment Could Answer IT Skills Shortage," by Ian Marriott and Susanne Matson, "Russia potentially can be a good nearshore location for Europe with good access connectivity and a relatively small time difference between its target markets of U.S. and Europe, compared with other emerging nations such as China and India."

        As of March 31, 2014, we had 3,107 IT professionals in Ukraine, which represents approximately 49% of our IT professionals. Our operations in Ukraine leverage a strong talent pool and relatively low average wages to provide effective software development services to both national and global clients. According to the European IT Outsourcing Intelligence Report, 2010, Ukraine is the most attractive nearshore software development location, combining a strong R&D heritage with high-technology education and an available pool of IT resources. According to the February 27, 2014 Gartner report, "Leading Offshore Services Locations in EMEA, 2014: Economic Challenges Limit Speed of Progress," by Ian Marriott, "The Ukraine has established a good reputation for application services skills and is home to a large number of local service providers."

        As of March 31, 2014, we employed 755 IT professionals in Romania, which represents approximately 12% of our IT professionals. Our operations in Romania leverage a substantial talent pool that primarily services clients within the telecom vertical. Romania, a member of the European Union, provides geographic and cultural proximity to our clients throughout Europe and plays an important role in our global dedicated delivery model, providing geographic diversification and cost effectiveness. The language capabilities position Romania as an attractive IT offshore destination although competition for skilled resources may be intense. According to the February 27, 2014 Gartner report, "Leading Offshore Services Locations in EMEA, 2014: Economic Challenges Limit Speed of Progress," by Ian Marriott, "Now established as one of the leading EMEA locations for offshore/nearshore services, Romania offers good European language skills and an attractive price point."

        As of March 31, 2014, we employed 348 IT professionals in Poland, which represents approximately 6% of our IT professionals. According to the Global Education Digest, 57.1% of Poland's population over the age of 25, or approximately 15.6 million people, has attained upper secondary education, which represents a substantial pool of potential IT professionals. Furthermore, According to the November 8, 2013 Gartner report "Poland as an Offshore Services Location: Strong Labor Pool and Government Incentives Add to Its Appeal," by Ian Marriott, "Information and communications technology (ICT) is part of Poland's primary and secondary technology curriculum." According to the February 27, 2014 Gartner report, "Leading Offshore Services Locations in EMEA, 2014: Economic Challenges Limit the Speed of Progress," by Ian Marriott, "The strong performance of Poland in criteria such as government support, labor pool, political and economic environment and cultural compatibility, contribute to its current position as the most popular location for offshore/nearshore activities in EMEA. Warsaw, Krakow, Lodz, Wroclaw, Poznan, Katowice, Lublin, Bydgoszcz, Szczecin and Gdansk have all emerged as viable locations for delivery centers."

        For all third party data, see "Preliminary Notes-Special Note Regarding Forward-Looking Statements" and "—Industry Data and Other Information."

Quality and process management

        We have built a suite of comprehensive, customized applications and tools to manage the quality, security and transparency of our delivery process.

        Our quality management system is ISO 9001:2008, ISO 27001:2005 and CMMI level 5-certified to ensure timely and high-quality delivery to our clients. This system enables clients to objectively evaluate our performance against their standards and procedures by identifying, documenting and resolving non-compliance issues and providing feedback to the client's project staff. It also includes systematic problem prevention activities like internal audits and causal analysis and resolution programs that detect root causes of problems and prevent them from occurring in the future.

        We assure the quality of our execution via Delivery Transparency and Maturity controls that cover all of our delivery centers, provide comprehensive reporting on project execution and assessment of management quality, and enable proactive preventive and corrective actions concerning delivery milestones, quality and customer satisfaction.

        We have developed the LUXProject system, a web-based collaborative project environment for software development that we consider critical to meeting the service levels required by our clients. LUXProject is designed to reduce risks and provide control and visibility across all project lifecycles. Key features include:

  •
  multi-site, multi-project capabilities;

  •
  support of several types of software development processes, including waterfall, iterative and Agile;

  •
  tracking of all software development activities;

  •
  role-based access control;

  •
  fully configurable workflow engine with built-in notification and messaging;

  •
  key performance tracking indicators and broad reporting capabilities;

  •
  integration with Microsoft Project and Outlook; and

  •
  24x7 secured web-based and remote access for users.

        LuxProject provides full transparency for work done by distributed teams aligned with best practices in the software development industry.

Clients

        Our clients include large multinational corporations in the financial services, travel and aviation, technology, telecom, automotive and transport, and energy industries. We have longstanding relationships with many of our clients, and seven of our top ten clients have been with us for five years or more. We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the year ended March 31, 2014, we derived 59.4%, 11.3% and 9.3% of our sales of services, respectively, from clients operating in the financial services, automotive and transport, and travel and aviation industries, respectively. We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our sales from a small number of major clients. Our largest client is Deutsche Bank, with whom we have worked since 2003. Our outsourcing master service agreement with Deutsche Bank (the "DB Agreement") terminates on January 6, 2016. Typically we renew such client agreements upon their termination in the ordinary course of business. Prior to this date, the DB Agreement can be terminated by Deutsche Bank if, among other things: we commit a material breach of the DB Agreement and do not remedy it within 30 days; we breach the confidentiality provisions of the DB Agreement; we become insolvent; we experience a change of control; we experience more than a set amount of service level defaults or service disruptions; or in the case of certain disputes about the credits owed to Deutsche Bank in the case of service defaults. We may terminate the DB Agreement if Deutsche Bank does not pay us, and does not remedy the non-payment within 30 days. Deutsche Bank can terminate the DB Agreement without cause by giving six months written notice. In addition, Deutsche Bank may terminate individual work orders of Framework Service Descriptions (year-long interim agreements) entered into under the DB Agreement with prior written notice. In the year ended March 31, 2014, our ten largest clients accounted for 81.7% to our sales, and our largest client accounted for 32.4% to our sales. See "ITEM 3. Key Information—Risk Factors—Risks related to our business and our industry—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."

        We define geography, in which our clients' revenues originate, based on the location of the clients' key decision-makers. For the year ended March 31, 2014, 44.9% of our sales were generated from clients in the U.S. and Canada, 27.9% from clients in the UK, 12.5% from clients in Germany, 9.0% from clients in Russia, and 5.3% from clients in the rest of Europe.

        The following table sets forth sales by client location as a percentage of our sales for the periods indicated:

	Years ended March 31,
	2012		2013		2014
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Client location
U.S.	$98,509	36.3%	$114,132	36.3%	$167,038	41.9%

UK	86,928	32.0	88,729	28.2	110,950	27.9

Germany	34,477	12.7	40,306	12.8	49,648	12.5

Russia	24,627	9.1	35,199	11.2	35,835	9.0

Canada	8,300	3.1	17,947	5.7	11,919	3.0

Rest of Europe	14,341	5.3	14,526	4.6	21,091	5.3

Other	3,960	1.5	3,757	1.2	1,850	0.4

Total	$271,142	100%	$314,596	100%	$398,331	100%

        The following table sets forth the percentage of our sales by age of accounts for the periods presented:

	Years ended March 31,
	2012	2013	2014
Age of Account
New	2.7%	2.8%	1.7%
More than 1 year	9.1	12.1	14.0
More than 3 years	14.3	12.8	5.4
More than 5 years	73.4	71.8	78.4
Non-core sales	0.5%	0.5%	0.5%

Sales and marketing

        Our sales and marketing efforts are organized by verticals, each of which is headed by a managing director who is responsible for sales and service delivery quality. Our senior executives directly oversee each of our top 15 clients, which helps ensure consistent communication and responsiveness to client needs. In addition to a top-level organizational focus on winning new business, we have a dedicated sales and marketing team working from offices in New York, NY, Krakow, Poland, Menlo Park, CA and London, UK. Our sales and marketing team focuses on expanding our services offering into the new business lines of existing clients and targeting new clients through subject matter technical experts responsible for business development in corresponding industry segments.

        Our sales structure undergoes regular review and process improvements. We have been increasing our number of client-facing practice- and vertical domain-focused senior personnel members who are located in key geographies (such as the UK and the U.S.) These client facing representatives effectively manage relationships with new and emerging clients. Further, we are continuing to increase the presence of senior technology specialists available on-site to work with the internal IT teams of potential clients, providing process transformation consulting, aiding internal IT process optimization, which is intended to generate cost savings to these clients. We believe that this will help us win more clients aiming to switch to vendors proficient in handling managed delivery engagements. We are also in the process of establishing a lead generation and nurturing structure that will allow us to thoroughly follow up on and process the leads we gather through industry events.

        Our strategy for winning new business includes:

  •
  Organic growth and expansion.  We have been successful in expanding our services into new areas of existing clients' businesses, and engaging in higher complexity work for clients who originally engaged us for more basic projects. Approximately 80% of our sales growth in the year ended March 31, 2013 and the year ended March 31, 2014, was generated from existing clients.

  •
  Referrals.  Our strong reputation, along with excellent references from existing clients, provides a healthy pipeline of engagements and contacts from new and prospective clients. Many of the new companies that have become our clients in recent years have done so as a result of referrals from client decision makers who have worked with us and subsequently changed employment.

  •
  Brand management, marketing and external relations activities.  We actively participate in select industry trade shows, conferences and promotional events. These enable us to demonstrate our technological solutions and platforms and interact with industry representatives, analysts and potential clients. We also have a targeted external relations strategy that includes cultivating relations with industry analysts and research firms such as Gartner, Forrester and IDC and the media. We are increasing our investments into brand equity and develop programs that increase our brand recognition in the key geographies for our brand recognition, such as Western Europe and the U.S.

During the year ended March 31, 2014 we were recognized by prominent independent technology research firms:

  •
  Gartner Inc., the world's leading IT research and advisory company, ranked us 8th in Eurasia on its list of the top 20 business service providers in the banking and securities industry, ranked by 2012 revenue by region. The report entitled "Market Trends: Banking, Worldwide, 2014" by Vittorio D'Orazio and Rajesh Kandaswamy was published by Gartner on January 8, 2014.

  •
  Gartner listed Luxoft as a Regional Midtier Full or Subset IT Services Providers in their report, "Vendor Guide to the Right Application Testing Service Partner," published in November 2013.

  •
  Gartner also noted our increase in market share within the broad IT Services market from 2012 to 2013. Luxoft was elevated by 17 positions in its ranking for total market share, 14 positions for the Banking and Securities, and 7 positions for Communication, Media, and Services. The report titled, "Market Share: IT Services, 2013" by Kathryn Hale, et.al. was published by Gartner on March, 2014.

  •
  Luxoft was cited by Forrester Research, Inc. in one of their highly regarded reports: The Forrester Wave™: Software Product Development Services, Q1 2014. The report noted, "Luxoft offers particularly strong choices in its key focus industries of financial services, travel, high-tech, automotive, transport, and telecom." It was published by Forrester on March 31, 2014 by analyst Charles Green.

  •
  On January 21 2014, Luxoft was mentioned by Forrester Research, Inc. in two of their highly regarded reports, The Forrester Wave™: North American Applications Outsourcing Services, Q1 2014, in the section "Global competition intensified amidst new and consolidated suppliers" as an example of a new player in the market from "alternative geographies."

  •
  Additionally, on February 3, 2014 we were mentioned in The Forrester Wave™: EMEA Applications Outsourcing Services, Q1 2014 in the section "Offshore suppliers move beyond initial beachheads in an increasingly competitive market" noting our impact in the region.

  •
  Luxoft's Agile practice, product development services, and mobile application development were referenced in Forrester Research's report, "A New Dawn For Tech Services In Central And Eastern Europe," by Charles Green published on May 13, 2014.

  •
  Luxoft's financial mobile application development was noted in Forrester Research's report, "Non-Tech Companies Become The New Market For Software Product Development Services," John McCarthy, Charles Green published on August 6, 2013.

  •
  Our product Horizon was mentioned in, "The Forrester Wave™: Enterprise Business Intelligence Platforms, Q4 2013," by Boris Evelson: Large BI systems integrators (Sis) are also responding to clients' demands to reduce their dependence on commercial code and vendors and have recently started building open source BI solutions for clients—such as Luxoft's Horizon data visualization platform.

Our successful track record of delivering innovative services has resulted in a number of industry recognitions, some of which include:

  •
  Luxoft received the Best Buyer Synergy Award together with Harman International Industries, Inc. The Outsourcing Center in Dallas, TX, presents excellence awards annually to recognize the World's Best Outsourcing Arrangements. In 2013 the awards were granted to the top 11 Global Winning Outsourcing Partnerships that enabled buyers to support their strategic growth initiatives. Luxoft received the Best Buyer Synergy Award together with Harman International Industries, Inc.

  •
  Luxoft has been named a Bronze Partner by Pegasystems Inc., enabling us to employ Pegasystems solutions in Luxoft projects, promote Pegasystems licenses on the global market, and train and certify professionals for work with business process management and multi-channel customer relationship solutions.

  •
  Luxoft was listed in two categories of European Outsourcing Association 2013: Outsourcing Service Provider of the Year Offshoring Destination of the Year and Offshoring Destination of the Year.

  •
  Luxoft was ranked #41 by the International Association of Outsourcing Professionals ("IAOP") among the 100 Leading Global Outsourcing Service Providers of 2013. In addition, Luxoft has been selected in the following IAOP Sub-lists: Best 20 Leaders—Technology (Hardware and Software), Best 20 Leaders—Telecommunications, Best 20 Leaders—Industry-Specific Services, Best 20 Leaders—Information/Communication Technology Services, Best 20 Companies—

    Research & Development Services, Best 10 Companies—Employees in Eastern Europe, Best 20 Leaders in the UK.

  •
  We were featured on the list of 2013 Global Services 100 providers, which ranks candidates based on size and growth, customer satisfaction, employee management, our risk mitigation systems and depth of competence.

  •
  Luxoft was named for the 4th time to the Annual FinTech 100 list. In 2013 Luxoft was ranked #62 up from #68 in 2012 out of Top 100 technology providers to financial services companies worldwide.

  •
  iStock Track Luxoft's innovative mobile banking application Received "Best of Show" award from Global Experts.

  •
  We were received 2013 European Smart Metering Awards in two categories: Smart Meter Data Management & Solutions and Innovation of the Year Award.

  •
  Luxoft was included in the Annual Software 500 Ranking for the 3rd consecutive year. In 2013 Luxoft ranked #178. The ranking is based on total worldwide software and services revenue.

Training and development

        We grow and develop talent through a combination of professional training and mentorship programs involving senior technology specialists and industry experts. Each new hire is exposed to a training curriculum that covers methodology and industry standards, technologies and tools, management and communication skills, software engineering processes, and domain knowledge.

        Additionally, our six training centers throughout Russia and Ukraine, one training center in Romania and two training centers in Poland conduct more than 760 training courses per year and host over 5,800 specialists (including our personnel and external students) for general training courses and client-specific education programs. We typically conduct between 35 and 92 resident training sessions per month with an average of twelve students per group, and fulfill an additional 700 training requests per month via our e-learning system. Additionally, during the year ended March 31, 2014 we completed 1500 four-month foreign language training requests for English and Polish, as well as 120 month-long foreign language training requests using our e-learning tool. Our training program delivers different professional competencies, including disciplines rarely covered by university curriculums, such as system analysis, system architecture and project management.

        Each new hire is placed on a probation period for up to six months. During this time, new hires become part of a mentoring, monitoring, coaching and motivational program. Each IT professional is assigned to a People Manager, who is responsible for project evaluation, performance appraisal and planning of professional development of the newcomer.

        Each IT professional undergoes a performance appraisal session at least once a year to measure technical performance, teamwork skills and possession of the core competencies required for his or her respective role within the company.

Recruitment and retention

        We believe our company's culture and reputation, along with the abundance of talent in the regions in which we operate, enhances our ability to recruit and retain sought-after IT professionals. As of March 31, 2014, we had a dedicated human resources staff of over 351 people that includes 189 recruiters and researchers. We have compiled a database of over 250,000 IT specialists who have experience and specific skills which are relevant to our business. Our database, along with our referral program, have accounted for 38% of all new hires in the year ended March 31, 2014. During the year ended March 31, 2014, we hired on average more than 312 IT professionals each month.

        Our candidates come from a variety of sources, including external referrals, our regional network, our internal database and public sources. As of March 31, 2014, approximately 75% of our personnel had over five years of industry experience and over 80% of our personnel hold Master's degrees (or Master's degree equivalents) or higher.

        In order to keep our attrition rate low, we focus on retaining our personnel through mandatory monthly evaluation reports, an employee rotation program and a targeted approach to enable different career opportunities within the company. We motivate and promote key personnel through our High Performers Club, which identifies personnel with strong management potential and offers them additional training as well as direct interaction with top management. We also offer Executive Training Programs and Corporate MBA Programs and Executive Leadership Programs at top schools including the University of Pennsylvania, Stanford University and MIT, in which several of our top managers have already participated.

Competition

        The markets in which we compete are changing rapidly and we face competition from global and Asia-based IT services providers as well as local providers based in CEE. We believe that the principal competitive factors in our business include breadth and depth of service offerings, technical expertise and industry knowledge, reputation and track record for high-quality and on-time delivery of work, effective personnel recruiting, training and retention, responsiveness to clients' business needs, ability to scale and financial stability and price. Our industry is split between low-cost vendors that provide inexpensive, commoditized services, and high-cost vendors that provide specialized and complex services at a premium cost. Our ability to provide complex, customized services at competitive cost has positioned us between these two classes of vendors.

        We face competition primarily from:

  •
  IT outsourcing service providers in India, such as Cognizant Technology and Infosys;

  •
  Global multinational consulting and outsourcing firms such as Accenture, Capgemini and CSC;

  •
  Local CEE technology outsourcing IT service providers such as EPAM; and

  •
  In-house IT departments of our clients and potential clients.

        Although we do not often compete for engagements with providers in Brazil, China, Israel or Mexico, we may experience competition from vendors in these countries in the future. We believe that we have a strong competitive position in the market for complex software outsourcing and custom application development based on third-party industry rankings and client feedback. We believe our focus on complex software product development services, our skilled technical personnel base and continuous improvement of process methodologies, applications and platforms positions us to compete effectively in the future. Furthermore, we believe that the barriers to entry into our niche segment are relatively high, as new entrants must secure substantial amounts of financial and high-quality human resources to provide adequate services, flexibility and scale to compete for a comparable client base. See "ITEM 3. Key Information. Risk Factors—Risks related to our business and our industry—We operate in a highly competitive environment and may not be able to compete successfully."

Intellectual property rights

        We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. In addition, our intellectual property is protected under a number of international conventions. Russia, Ukraine, Romania, Poland and the U.S. are participants to the Berne Convention for the Protection of Literary Artistic Works and the Stockholm Convention establishing the World Intellectual Property Organization. Russia, Ukraine and the U.S. participate in the Universal Copyright Convention adopted under the Geneva Convention; and

the U.S., Ukraine and Romania participate in WTO agreements including TRIPS and ITA. We also rely on local civil legislation to protect our intellectual property rights.

        We customarily enter into master services agreements or general framework agreements with our clients that include terms for the transfer and use by our clients of intellectual property created by us. All intellectual property rights created by our employees and contractors are transferred to us subject to local laws and regulations and terms of agreements entered into with such employees and contractors. Most of our software development services are specifically ordered and custom-built for the client, and therefore all intellectual property rights created by our employees and contractors are transferred to the client at the time of delivery. Furthermore, our agreements with clients typically contain provisions that allow us to grant a perpetual, worldwide, royalty-free, non-exclusive, transferable and non-revocable license to our clients to use our own intellectual property, but only to the extent necessary in order to use the software or systems we developed for them. Historically, we have rarely relied on and granted licenses under these provisions, but may do so in the future as we seek to commercialize our solutions. Sometimes the intellectual property rights for some of our software are not registered, which may expose us to intellectual property risks if we rely on these provisions to grant rights to our unregistered software in the future. If requested by clients we may incorporate third-party software into our software development for clients. In these cases, we acquire all necessary licenses for such software once we reach a preliminary agreement with clients. Intellectual property rights for such third-party software are always subject to separate license agreements with third parties. We are in the process of developing our own intellectual property rights for products which we are planning to sell to end users based on license agreements with end users. Recently we have acquired intellectual property rights for the Horizon software from one of our financial services clients that we are planning to sell to other end users. See "ITEM 3. Key Information—Risk Factors—Risks related to our business and our industry—We may be subject to third-party claims of intellectual property infringement that could be time-consuming and costly to defend."

Government Legislation and Regulation

        Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several government agencies in the US and abroad regulate various aspects of our business. See "ITEM 3. Key Information—Risk Factors—Risks Relating to Our Business and Our Industry—Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the U.S. or other countries in which our clients operate.", ITEM 3. Key Information—Risk Factors—Risks Relating to Our Business and Our Industry—Our effective tax rate could be materially adversely affected by a number of factors." "ITEM 3. Key Information—Risk Factors—Risks related to conducting business in CEE countries—Loss of certain tax benefits that we enjoy in Russia and Ukraine could have a negative impact on our operating results and profitability." and "ITEM 3. Key Information—Risk Factors—Risks related to conducting business in CEE countries—Changes in the tax system in CEE countries or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition and results of operations." We benefit from tax incentives promulgated by certain Eastern European governments. See "ITEM 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Income Taxes."

  Seasonal trends in operations

        Our business is moderately seasonal and our results of operations vary from quarter to quarter based in part upon the budget and work cycles of our clients. Our operating results are typically lower in the first fiscal quarter of each year due to increases in wages and other costs that typically occur in the beginning of each fiscal year.

Legal Proceedings

        See "ITEM 8. Financial Information—Legal proceedings."

C.  Organizational Structure

        As of March 31, 2014, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Luxoft International Company Limited	Cyprus	100%
Luxoft UK Limited	United Kingdom	100%
Luxoft USA, Inc.	United States	100%
Luxoft Canada LTD	Canada	100%
Luxoft Eastern Europe Ltd.	BVI	100%
Luxoft Singapore PTE	Singapore	100%
Luxoft Poland sp.z.o.o.	Poland	100%
Luxoft GmbH	Germany	100%
Luxoft (Switzerland) GmbH	Switzerland	100%
Luxoft Global Operations GmbH	Switzerland	100%
Luxoft Vietnam Company Ltd	Vietnam	100%
Luxoft Bulgaria EOOD	Bulgaria	100%
Luxoft Professional Romania S.R.L.	Romania	100%
Software ITC S.A.	Romania	99.44%
Luxoft Services, LLC	Russia	100%
Luxoft Professional LLC	Russia	100%
Luxoft Research LLC	Russia	100%
Luxoft Dubna LLC	Russia	100%
Luxoft Training Center	Russia	100%
Luxoft Ukraine LLC	Ukraine	100%

D.  Property, Plants and Equipment

Facilities

        We currently occupy 20 facilities across ten countries, totaling 65,582 square meters of office space. As of March 31, 2014 we had the capacity for 8,031 workplaces, which leaves us with a 19.61% reserve for growth. We lease all of our facilities except for one building in Romania, which we acquired as part of our acquisition of ITC Networks in 2008.

        The following table sets forth our office locations and the number of personnel at each office as of March 31, 2014, excluding all on-site personnel and any personnel on long-term leave.

Location	Total square meters	Personnel	Principal Use
Kiev, Ukraine	22,140	2,452	Delivery center
Moscow, Russia	9,602	951	Delivery center; sales & marketing
Bucharest, Romania	8,058	643	Delivery center
Omsk, Russia	4,625	460	Delivery center
Odessa, Ukraine	5,850	627	Delivery center
St. Petersburg, Russia	6,945	532	Delivery center
Dnepropetrovsk, Ukraine	2,932	419	Delivery center
Krakow, Poland	1,089	111	Delivery center
Wroclaw, Poland	80	1	Delivery center
Hertfordshire, England	537	38	Delivery center; sales & marketing
Ho Chi Minh City, Vietnam	574	85	Delivery center
Dubna, Russia	504	49	Delivery center
New York, U.S.A	438	21	Delivery center
Bellevue, U.S.A	172	8	Delivery center, sales & marketing
Menlo Park, U.S.A	99	6	Sales & marketing
Nicosia, Cyprus	84	2	Sales & marketing
Zug, Switzerland	151	6	Operational headquarters
Germany	518	29	Delivery center; sales & marketing
London, England	27	1	Sales & marketing
Sofia, Bulgaria	1,153	14	Delivery center
Total	65,582	6,455

ITEM 5.    Operating and Financial Review and Prospects

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled "ITEM 3. Key Information—Selected Financial Data" and the consolidated financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "ITEM 3.Key Information—Risk Factors" of this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

A.  Operating Results

Overview

        We are a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations. Our software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Our solutions are based on our proprietary products and platforms that directly impact our clients' business outcomes and efficiently deliver continuous innovation. Through our services and solutions, we enable our clients to improve their competitive position by increasing efficiency, shortening time-to-market, and enhancing their end user experience. We have a reputation and track record of delivering consistently high quality service that has enabled us to establish long-term strategic relationships with many of our clients, translating into significant revenue growth and recurring business.

Factors affecting our results of operations

        We believe the following factors have a significant effect on our results of operations:

  •
  Wage inflation:  Wage inflation has been growing rapidly in the countries in which we maintain a significant number of personnel. Wage inflation contributes to increasing our cost of services, and selling, general and administrative expenses. The impact of wage inflation is heightened by increased attrition, which is caused by the increasing demand for qualified IT personnel. The impact of wage inflation is mitigated to a limited extent by several factors, including our ability to shift work away from delivery centers that may be disproportionately affected by wage inflation, as well as our ability to pass some of the cost to our clients through provisions in a number of our contracts that permit us to increase prices based on inflation and related indicators.

  •
  Demand for IT services outsourcing in the United States and Western Europe:  The demand for IT services outsourcing is growing steadily in the United States and Western Europe, the regions in which most of our clients operate. The growth in demand for IT services outsourcing in key regions in which we operate gives us the ability to increase our sales of services and, therefore, may positively impact our results of operations. Conversely, if the growth in demand for IT services outsourcing slows or declines, our revenues may be negatively impacted. We focus on providing services primarily to mission critical aspects of our clients' businesses, which we believe reduces the risk of our clients decreasing their IT spending on our engagements during economic downturns relative to those IT services providers who focus on discretionary projects and business process outsourcing.

  •
  Client concentration:  In the year ended March 31, 2014, 59.9% of our sales were derived from clients in the financial services industry. We believe we will continue to have similar levels of revenue concentration in the financial services industry in the near term. The developments in this industry that impact the demand for software development services and solutions are likely to have a greater impact on us than on competitors, who do not have a similarly high level of revenue concentration in this vertical. Furthermore, we have a high degree of client concentration and our top five clients represented an aggregate of 71.9%of our sales in the year ended March 31, 2014 We believe that the financial services industry will remain one of the most significant sources of demand for IT services in the near term, driven by ongoing pressure to restore growth and improve profitability, industry-wide regulatory reforms, requirements to increase transparency and manage risk exposure, as well as the adoption of new technologies such as cloud computing, mobile and data analytics. We believe that the financial industry's strong reliance on IT outsourcing services and the mission critical nature of the services we provide for key clients within the financial industry, such as Deutsche Bank and UBS, reduce the risks we face from client concentration.

  •
  Foreign currency fluctuation:  We operate in a multi-currency environment, and exchange rate fluctuations, especially between the Ruble and the U.S. dollar, impact our cost of services and therefore our results of operations. Our sales are largely denominated in U.S. dollars and Euros, and to a lesser extent in Rubles and British pounds, whereas our expenses are largely denominated in Rubles, U.S. dollars, Euros and Romanian leu. As a result, currency fluctuations, and especially the appreciation of the Ruble relative to the U.S. dollar and the depreciation of the Euro relative to U.S. dollar, could negatively impact our results of operations.

  •
  Migration from time-and-materials contracts to fixed price contracts:  We have increased the proportion of services that we perform on a fixed price basis versus on a time-and-materials basis. Fixed price contracts often allow us more freedom in allocating our internal resources and we are better able to control our costs compared to time-and-materials contracts. We expect a slight increase in the proportion of fixed price services over the mid-term, which should have a positive impact on our gross margins. However, we bear the risk of unexpected cost overruns under fixed price contracts, which could negatively affect our margins and our gross results of operations.

  •
  Inflation in CEE:  Our results of operations are affected by inflation rates in CEE because our expenses are largely denominated in Rubles and, to a lesser extent, other CEE currencies, such as Romanian leu and Polish zloty. If we are unable to increase our revenues in line with our costs in CEE, it could have a material effect upon our results of operations and financial condition. See "ITEM 3. Key Information—Risk Factors—Risks related to our business and our industry—Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations."

  •
  Tax reduction programs:  In Russia we benefit from a reduced social contributions tax rate program available to qualified IT service providers. Russia's social contributions tax is a mandatory tax consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Security Fund and the Federal Medical Insurance Fund. The social contributions tax rate varies depending on employee's annual compensation between 8.0% and 22.0% for the Pension Fund; up to 2.9% to the Social Security Fund; up to 5.1% to the Federal Medical Insurance Fund; and between 0.2% and 8.5% for mandatory accident insurance. Mandatory social contributions are payable by employers and are levied on (i) payments made to Russian and foreign citizens who reside in Russia permanently or temporarily (i.e., those who have residence permits or permission to temporarily reside in Russia) at general rates, and on (ii) payments made to foreign citizens who temporarily stay in Russia (e.g., based on a work visa, if required), except for payments to foreign citizens employed by Russian companies or Russian branches of foreign companies who obtained work permit as "highly qualified specialists." In addition, mandatory accident insurance contributions are assessed on a gross payroll of all Russia-based employees. However, the reduced tax rates for social contributions (currently 14.0% in the aggregate) are only available until December 31, 2017, after which the Russian government plans to gradually increase the tax rates (21.0% in 2018 and 28.0% in 2019) until they are equal to the rates for non-qualified companies (34.0%) in 2020.

  •
  Potential corporate income tax increase as a result of restructuring:  We have recently completed an internal legal restructuring to better align our legal and operating structures. We expect this restructuring to result in an increase in our effective tax rate this fiscal year and beyond.

        As we continue to grow our business, we plan to introduce new products for resale and licensing. We have limited experience to date in developing products for resale and licensing, and have not generated significant revenues from the sale of products. We expect the development of new products to increase our R&D costs in the near and medium term. However, we intend to grow our revenues in the medium and long term from the sale of our products. See "ITEM 3. Key Information—Risk Factors—Risks Related to our business and our industry—Our future revenue growth depends in part on our ability to successfully introduce new products."

Acquisitions and joint ventures

        On February 20, 2013, Luxoft USA entered into an agreement to purchase the customer base and to hire several employees of Freedom Professional Services & Technologies LLC ("FOSS"), an IT software development and integration company. According to the agreement, Luxoft USA paid the sellers $0.9 million upon signing, $2.4 million in February 2014 and will pay contingent cash consideration with a fair value of $3.8 million as of March 31, 2014 and 28,588 of our ordinary shares, subject to the acquired FOSS assets meeting certain revenue and gross margin targets. We revalue the contingent consideration payable as of the end of each financial reporting period to reflect the then expected size of the consideration based on the likelihood of the FOSS assets meeting certain performance targets as well as the most recent market price of our ordinary shares. Total revaluation loss for the year ended March 31, 2014 amounted to $1.4 million.

        On December 31, 2012, Luxoft International Company Limited ("Luxoft International") entered into an assignment and license back agreement with Deutsche Bank AG (London Branch) and DB Services New Jersey, Inc. (together "DB") relating to Horizon, a software product for comprehensive across-enterprise risk management and visualization, which Luxoft International helped develop for DB. Pursuant to this agreement, Luxoft International acquired the intellectual property rights to Horizon for 2.5 million Euros, and simultaneously granted DB an irrevocable, non-exclusive, license to continue to use Horizon. Under the agreement, Luxoft International will pay DB a royalty of 20% of the net sales revenue of Horizon to third parties during the five year period starting December 31, 2012.

        We are currently evaluating several acquisitions of complementary businesses, which we would seek to complete during this and next fiscal years.

Certain comprehensive income statement line items

Sales of services

        Sales of services consist primarily of the provision of software development, which includes core custom software development and support, product engineering and testing and technology consulting services to our clients. Sales of services also includes sales generated from non-core activities, including external project consulting, quality management consulting, recruitment services provided to our clients and training services provided to third parties, as well as reimbursements of expenses of our IT professionals by clients. Historically, non-core sales have accounted for a small portion of total sales. The growth rate of non-core sales is somewhat slower than our average revenue growth rate. In the past two fiscal years, we derived a substantial majority of the growth in our sales of services to existing clients. Below is a discussion of our revenue organized by client location, industry vertical, client concentration and contract type.

  Client locations

        We present client location based on the location of the client's key decision-maker. We seek to maintain the current geographical balance of sales. Our revenue by client location has generally experienced balanced growth during the periods under review.

        The following table sets forth sales by client location, by amount and as a percentage of our total sales for the periods indicated:

	Years ended March 31,
	2012		2013		2014
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Client location
U.S.	$98,509	36.3%	$114,132	36.3%	$167,038	41.9%
UK	86,928	32.0	88,729	28.2	110,950	27.9
Germany	34,477	12.7	40,306	12.8	49,648	12.5
Russia	24,627	9.1	35,199	11.2	35,835	9.0
Canada	8,300	3.1	17,947	5.7	11,919	3.0
Rest of Europe	14,341	5.3	14,526	4.6	21,091	5.3
Other	3,960	1.5	3,757	1.2	1,850	0.4

Total	$271,142	100%	$314,596	100%	$398,331	100%

  Industry Verticals

        While financial services have historically been our largest industry vertical, we have deep expertise in each of the industry verticals we serve. We target six industry verticals within which we have maintained a relatively stable revenue mix during the periods under review.

        The following table sets forth sales by industry vertical, by amount and as a percentage of our sales for the periods indicated:

	Years ended March 31,
	2012		2013		2014
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Industry Vertical
Financial services	$141,836	52.3%	$172,086	54.7%	$238,712	59.9%
Automotive and transport	21,414	7.9	25,945	8.3	44,875	11.3
Travel and aviation	38,892	14.3	38,976	12.4	37,206	9.3
Technology	29,258	10.8	36,123	11.5	33,505	8.4
Telecom	31,230	11.5	31,587	10.0	32,076	8.1
Energy	7,190	2.7	8,236	2.6	9,973	2.5
Other	1,322	0.5	1,643	0.5	1,984	0.5

Total	$271,142	100%	$314,596	100%	$398,331	100%

  Client concentration

        We have deep and long-standing relationships with our top clients. Over the long-term, we expect client concentration from our top ten clients to decrease and a simultaneous increase in demand from other clients, as well as business from new clients. New clients for any period are defined as clients who were not on our client list as of the end of the applicable prior fiscal year. The following table sets forth sales by our top five and top ten clients, by amount and as a percentage of our total sales for the periods indicated:

	Years ended March 31,
	2012		2013		2014
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Client concentration
Top five clients	$192,087	70.8%	$219,329	69.7%	$286,447	71.9%
Top ten clients	$223,901	82.6%	$255,393	81.2%	$325,486	81.7%

        In the year ended March 31, 2014 Deutsche Bank accounted for 32.4% of our sales and UBS accounted for 19.5% of our total sales, respectively; no other single client represented more than 10.0% of our total sales.

  Contract types

        Historically, the majority of our sales have been generated under time-and-materials contracts. Under time-and-materials contracts, we are compensated for actual time incurred by our IT professionals at negotiated hourly, daily or monthly rates. Recently, more of our services have moved to the fixed price model, which requires us to perform an agreed scope of services, for which we are paid a pre-determined fixed price in installments at pre-agreed intervals. The move toward fixed price contracts is consistent with a broader move toward this model within the industry, as clients seek more efficient and predictable pricing arrangements as well as increased project ownership by the project provider.

        Starting in 2012, we experienced an increased demand from clients, including our two largest clients, for fixed price contracts, and responded by providing a transitional framework for our major, long-term clients to convert time-and-materials contracts into fixed price contracts. The transition of these two clients to a fixed price contract basis resulted in a significant shift in the proportion of our revenues derived from fixed price contracts. During the year ended March 31, 2014, nearly 51.3% of our sales were derived from fixed price contracts.

        The transitional framework allowed the majority of converted contracts remain in a monthly revenue recognition pattern, with a portion of those contracts transitioning to quarterly revenue recognition. This was achieved by setting milestones on a monthly and quarterly basis, with clear customer acceptance criteria that could be assessed in the end of respective periods.

        Fixed price contracts do not vary in length from time-and-materials contracts, and we do not believe the transition from time-and-materials contracts to fixed price contracts will significantly change our obligations under these contracts, or result in significantly different timing or patterns of service delivery for the purposes of revenue recognition. We believe the use of proportional performance with monthly or quarterly contractual milestones for customer acceptance continues to be an appropriate revenue recognition method for fixed price contracts.

        Our migration to fixed price contracts opens up an opportunity for increased margins in the future if we are able to efficiently deliver under this framework, despite our increased responsibility for the entire project outcome.

        The following table sets forth sales by contract type, by amount and as a percentage of our total sales for the periods indicated:

	Years ended March 31,
	2012		2013		2014
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Contract type
Time-and-materials	$206,335	76.1%	$181,085	57.6%	$194,084	48.7%
Fixed price	64,807	23.9%	133,511	42.4%	204,247	51.3%

Total	$271,142	100.0%	$314,596	100.0%	$398,331	100%

Operating expenses

        Our operating expenses consist of:

  Cost of services

        Cost of services includes salaries and related benefits for our delivery center employees, compensation for our contractors and other project-related costs, including travel, materials and other direct costs. All of our IT professionals are salaried employees except for personnel in Ukraine, the substantial majority of whom are contractors. The majority of our costs of services comprise compensation to our employees and contractors, and we expect substantially the same composition of costs of services in the future. Where services are performed by contractors, the entire cost of contractors is included in cost of services. With respect to employees, the compensation for the time that our employees log for specific projects in their time sheets is included in our cost of sales, and the remainder of the total compensation for logged time is recorded in selling, general and administrative expenses. The travel expenses of our employees and contractors directly related to specific projects are recorded in our cost of services. Cost of services also includes social contribution charges payable on the salaries for our employees.

  Selling, general and administrative expenses

        Selling expenses include primarily advertising and marketing expenses. General and administrative expenses include compensation and other expenses of our senior management, administrative personnel, and R&D personnel, as well as the unutilized portion of the compensation expenses of our IT professionals. General and administrative expenses also include office rent and maintenance and professional services, including legal, audit and insurance services, travel and entertainment expenses other than those directly related to projects for clients, and other expenses.

  Depreciation and amortization

        Depreciation and amortization includes depreciation of property and equipment and amortization of capitalized software costs, acquired contract-based client relationships and other intangible assets. We use the straight line method to determine depreciation and amortization.

  Loss from revaluation of contingent liability

        Loss from revaluation of contingent liability includes results from revaluation of contingent liabilities arising as part of business combinations. Contingent liabilities are remeasured to fair value at each reporting date until the contingency is resolved.

Other income and expenses

        Our other income and expenses consist of:

        Interest expense, net:    Interest income and interest expense are accrued by reference to the principal amount outstanding at the applicable interest rate. We earn interest income on our cash deposits and loans provided to related parties.

        Other gains/(loss), net:    Other gains, net consists of subleasing office space, disposal of old computer equipment and reimbursement from clients for the purchases of IT equipment.

        Gain/(loss) from foreign currency exchange contracts:    Gain (loss) from foreign currency exchange contracts is represented by gains and losses from settlement and revaluation of derivatives related to forward and option foreign currency exchange contracts that are normally fully settled within our fiscal year, but may be outstanding in interim periods. The changes in unrealized gains and losses are driven by expected exchange rate volatilities and the dynamics factored into the valuations of these derivatives.

        Net foreign exchange income/ (loss):    We enter into foreign exchange transactions as we have contracts denominated in both U.S. dollars, Euros, Rubles, and, to a lesser extent, British pounds and other currencies. Re-measurement of monetary assets, such as receivables, denominated in foreign currencies that are different from functional currencies of the respective subsidiaries, result in and are recorded as net foreign exchange income/(loss).

Income tax expense

        Our income tax includes both current and deferred income taxes. Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. We have recently completed an internal legal restructuring to better align our legal and operating structures. We expect this restructuring to result in an increase in our effective tax rate this fiscal year and beyond.

Non-GAAP Financial measures

        In our quarterly press releases we discuss several key measures that are not calculated in accordance with U.S. generally accepted principles. These measures include:

  •
  Operating income, as reported in our consolidated and condensed statements of comprehensive income, adjusted for certain income and expenses, which is referred to as non-GAAP operating income

  •
  Income from continuing operations, as reported in our consolidated and condensed statements of comprehensive income, adjusted for certain income and expenses, which is referred to as Non-GAAP net income.

  •
  Earnings before interest, tax, depreciation and amortization (EBITDA) adjusted for certain income and expenses which is referred to as adjusted EBITDA.

  •
  non-GAAP net income divided by weighted average number of diluted shares, which is referred to as Non-GAAP diluted earnings per share (EPS).

        We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable U.S. GAAP measures. The non-GAAP results and a full reconciliation between U.S. GAAP and non-GAAP results are provided below:

	For the years ended March 31,
	2012	2013	2014
Income from Continuing operations	$36,108	$37,537	$51,230

Adjusted for:
Interest Expense	2,151	1,277	1,508
Income tax	3,210	3,645	4,706
Depreciation and Amortization	7,742	8,981	12,944

EBITDA	$49,211	$51,440	$70,388
Adjusted for
Stock based compensation	2,246	5,460	1,418
Change in fair value of contingent consideration	—	—	922

Adjusted EBITDA	$51,457	$56,900	$72,728

Operating Income	$41,676	$43,147	$58,982
Adjusted for
Stock based compensation	2,246	5,460	1,418
Amortization of purchased Intangible assets	1,362	1,287	2,564
Change in fair value of contingent consideration	—	—	922

Non-GAAP operating income	45,284	49,894	63,886

Non-GAAP operating income as a percentage of revenues	16.70%	15,86%	16,04%
Income from Continuing operations	$36,108	$37,537	$51,230
Adjusted for
Stock based compensation	2,246	5,460	1,418
Amortization of purchased Intangible assets	1,362	1,287	2,564
Change in fair value of contingent consideration	—	—	922

Non-GAAP net income	$39,716	$44,284	$56,134

Non-GAAP net income as a percentage of revenues	14.65%	14.08%	14.09%

Non-GAAP diluted EPS	$1.33	$1.46	$1.74

        Stock based compensation is excluded from Non-GAAP financial measures, because we believe such exclusion results in a more accurate comparison among the periods.

        Change in fair value of contingent consideration is also excluded from Non-GAAP financial measures, because we believe these expenses are not indicative of what we conthreesider to be normal course of operations.

        Amortization of purchased intangible assets is excluded from our Non-GAAP measures to allow management to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination.

Results of operations

        The following tables set forth our results of operations for the periods presented and as a percentage of sales of services for those periods.

	For the years ended March 31,
	2012	2013	2014
	(in thousands)
Sales of services	$271,142	$314,596	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	157,004	185,557	229,537
Selling, general and administrative expenses	64,720	76,911	95,946
Depreciation and amortization	7,742	8,981	12,944
Loss from revaluation of contingent liability	—	—	922

Operating income	41,676	43,147	58,982

Other income and expenses
Interest expense, net	(2,151)	(1,277)	(1,508)
Other gain (loss), net	170	(1)	557
Gain (loss) from foreign currency exchange contract	886	(621)	(1,134)
Net foreign exchange loss	(1,263)	(66)	(961)

Income before income taxes	39,318	41,182	55,936
Income tax expense	(3,210)	(3,645)	(4,706)

Income from continuing operations	36,108	37,537	51,230
Income from discontinued operations	80	—	—

Net income	$36,188	$37,537	$51,230
Net income attributable to the non-controlling interest	62	—	—

Net income attributable to the Group	$36,250	$37,537	$51,230

Other comprehensive income, net of tax
Foreign currency translation adjustment	(879)	(1,514)	1,118

Comprehensive income	$35,371	$36,023	$52,348
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—

Comprehensive income attributable to the Group	$35,371	$36,023	$52,348

Year ended March 31, 2014 compared to year ended March 31, 2013

Sales of services

        Sales of services increased by $83.7 million, or 26.6%, to $398.3 million in the year ended March 31, 2014 from $314.6 million in the year ended March 31, 2013. The growth in sales of services resulted primarily from increased sales to existing clients. The growth in sales of services was supported by the expansion of services performed for clients across our largest verticals, including financial services, automotive and transport and telecom. Sales to existing clients accounted for 92.0% of the increase in sales of services for the year ended March 31, 2014, while sales to new clients accounted for 8.0% of the increase. Sales of services to new clients represented 1.7% of total sales in the year ended March 31, 2014, as compared to 2.8% of total sales in the year ended March 31, 2013. Non-core sales accounted for 0.5% of total sales in each of the years ended March 31, 2013 and 2014. To support our growing sales, we increased the number of our IT professionals to 6,366 as of March 31, 2014, from 4,927 as of March 31, 2013.

Operating expenses

  Cost of services

        Cost of services increased by $43.9 million, or 23.7%, to $229.5 million in the year ended March 31, 2014 from $185.6 million in the year ended March 31, 2013. The increase was attributable primarily to the growth of personnel expenses directly attributable to client projects.

        Cost of services also increased as a result of an increased number of IT professionals as well as wage inflation for project delivery personnel. As a percentage of sales, cost of services decreased to 57.6% for the year ended March 31, 2014, from 59.0% in the year ended March 31, 2013.

  Selling, general and administrative expenses

        Selling, general and administrative expenses increased by $19.1 million, or 24.8%, to $96.0 million in the year ended March 31, 2014 from $76.9 million in the year ended March 31, 2013. As a percentage of sales, selling, general and administrative expenses decreased from 24.4% of sales for the year ended March 31, 2013 to 24.1% of sales for the year ended March 31, 2014. All major types of general and administrative expenses experienced growth in the year ended March 31, 2014 except for Share based compensation which decreased by $4.1 million from $5.5 million in the year ended March 31, 2013, to $1.4 million in the year ended March 31, 2014. This decrease is explained by reversal of performance related part of SOP II program in the amount of $1.7 million and the end completion of SOP I program in March 2013. Payroll and bonuses expenses with payroll taxes (excluding share-based compensation) increased by $9.3 million, from $39.4 million for the year ended March 31, 2013 to $48.7 million for the year ended March 31, 2014. General and administrative expenses increased because of an increase in office rent and maintenance expenses by $4.2 million to $24.9 million for the year ended March 31, 2014 from $20.7 million for the year ended March 31, 2013, due to the leases of new facilities to accommodate increased headcount. Expenses for professional services, including the outsourcing of administrative functions, auditing, legal and consulting services, increased by $7million to $14.1 million for the year ended March 31, 2014 from $7.1 million for the year ended March 31, 2013.

  Depreciation and amortization

        Depreciation and amortization expenses increased by $3.9 million, or 43.3%, to $12.9 million in the year ended March 31, 2014, from $9.0 million in the year ended March 31, 2013. The increase was attributable primarily to amortization of intangible assets acquired in third and fourth quarters of the financial year ended March 31, 2013 and a greater number of fixed assets resulting from purchases of new IT equipment, leasehold improvements and software licenses. As a percentage of sales, depreciation and amortization increased from 2.9% for the year ended March 31, 2013 to 3.2% for the year ended March 31, 2014.

  Loss from revaluation of contingent liabilities

        During the year ended March 31, 2014, we recorded a loss of $1.4 million as a result of the revaluation of a contingent liability for the acquisition of FOSS, as of February 2013. We will revalue the contingent consideration payable as of the end of each financial reporting period to reflect the then expected size of the consideration based on the likelihood of the FOSS assets meeting certain performance targets as well as the most recent market price of our Class A ordinary shares.

        During the year ended March 31, 2014, we recorded a gain of $0.5 million as a result of the revaluation of a contingent liability for the acquisition of Horizon software, as of December 2012. We will revalue the contingent consideration payable at the end of each financial reporting period to reflect the then expected size of the consideration based on the likelihood of the Horizon software generate certain amount of revenue in the course of the next three years.

        Overall loss was $0.9 million and is included in the statement of comprehensive income for the year ended March 31, 2014.

Operating income

        Operating income increased by $15.9 million, or 36.9%, to $59.0 million in the year ended March 31, 2014, from $43.1 million in the year ended March 31, 2013. As a percentage of sales, operating income increased from 13.7% of sales for the year ended March 31, 2013 to 14.8% of sales for the year ended March, 31, 2014.

Other income and expenses

  Interest expense, net

        Interest expense increased slightly by $0.2 million, or 15.4%, to $1.5 million in the year ended March 31, 2014, from $1.3 million in the year ended March 31, 2013.

  Loss from foreign currency exchange contracts

        Loss from foreign currency exchange contracts increased by $0.5 million, from a loss of $0.6 million in the year ended March 31, 2013 to a loss of $1.1 million in the year ended March 31, 2014. The change was due to a loss realized on several Euro/U.S. dollar and U.S. dollar/Ruble forward contracts.

  Other gain/ (loss), net

        Other loss, net decreased by $0.6 million to a gain of $0.6 million in the year ended March 31, 2014 from $0.01 million in the year ended March 31, 2013. This gain resulted from operating lease of fixed assets in Ukraine.

  Net foreign exchange loss

        Net foreign exchange loss increased by $0.9 million, to a loss of $1.0 million in the year ended March 31, 2014 from a loss of $0.1 million in the year ended March 31, 2013. The loss in the year ended March 31, 2014 was driven primarily by the depreciation of the Euro against the U.S. dollar, which resulted in losses from our Euro-denominated receivables.

Income from continuing operations before income taxes

        Income from continuing operations before income taxes increased by $14.8 million, or by 30.6%, to $56.0 million in the year ended March 31, 2014 from $41.2 million in the year ended March 31, 2013. Income from continuing operations before income taxes represented 14.1% of sales in the year ended March 31, 2014 compared to 13.1% of sales in the year ended March 31, 2013.

Income tax expense

        Income tax expense increased by $1.1 million, or 30.5%, to $4.7 million in the year ended March 31, 2014, from $3.6 million in the year ended March 31, 2013. The increase was attributable primarily to an increase in taxable profits in Switzerland, Russia, and the U.S. At the same time, our effective income tax rate decreased to 8.4% of income from continuing operations before income taxes in the year ended March 31, 2014, from 8.9% of income from continuing operations before income taxes in the year ended March 31, 2013.

Year ended March 31, 2013 compared to year ended March 31, 2012

Sales of services

        Sales of services increased by $43.5 million, or 16.0%, to $314.6 million in the year ended March 31, 2013 from $271.1 million in the year ended March 31, 2012. The growth in sales of services resulted primarily from increased sales to existing clients. The growth in sales of services was supported by the expansion of services performed for clients across our largest verticals, including financial services, automotive and transport and technology. Sales to existing clients accounted for 79.9% of the increase in sales of services for the year ended March 31, 2013, while sales to new clients accounted for 20.1% of the increase. Sales of services to new clients represented 2.8% of total sales in the year ended March 31, 2013, as compared to 2.7% of total sales in the year ended March 31, 2012. Non-core sales accounted for 0.5% of total sales in the years ended March 31, 2012 and 2013. To support our growing sales, we increased the number of our IT professionals to 4,927 as of March 31, 2013, from 4,556 IT professionals as of March 31, 2012.

Operating expenses

  Cost of services

        Cost of services increased by $28.6 million, or 18.2%, to $185.6 million in the year ended March 31, 2013 from $157.0 million in the year ended March 31, 2012. The increase was attributable primarily to the growth of personnel expenses directly attributable to client projects.

        Cost of services also increased as a result of an increased number of IT professionals as well as wage inflation for project delivery personnel. As a percentage of sales, cost of services increased to 59.0% for the year ended March 31, 2013, from 57.9% in the year ended March 31, 2012.

  Selling, general and administrative expenses

        Selling, general and administrative expenses increased by $12.2 million, or 18.8%, to $76.9 million in the year ended March 31, 2013 from $64.7 million in the year ended March 31, 2012. As a percentage of sales, selling, general and administrative expenses increased from 23.9% of sales for the year ended March 31, 2012 to 24.4% of sales for the year ended March 31, 2013. This increase was attributable to a number of factors, including an increased number of IT professionals who were temporarily not utilized due to the uncertainty of projects with several large clients in the middle of the year. We have also increased spending on R&D activities, reflecting our growing focus on developing proprietary solutions. All major types of general and administrative expenses experienced growth in the year ended March 31, 2013. Payroll and bonuses expenses with payroll taxes (excluding share-based compensation) increased by $3.8 million, from $35.6 million for the year ended March 31, 2012 to $39.4 million for the year ended March 31, 2013. Share based compensation increased by $3.3 million from $2.2 million in the year ended March 31, 2012, to $5.5 million in the year ended March 31, 2013. General and administrative expenses also increased because of an increase in office rent and maintenance expenses by $0.7 million to $20.7 million for the year ended March 31, 2013 from $20.0 million for the year ended March 31, 2012, due to the rental of new facilities to accommodate increasing headcount. Expenses for professional services, including the outsourcing of administrative functions, auditing, legal and consulting services, increased by $2.0 million to $7.1 million for the year ended March 31, 2013 from $5.1 million for the year ended March 31, 2012. Additionally, we recorded a $2.0 million gain in the year ended March 31, 2012 to account for a collection from the sale of a doubtful account to a third party. No similar gains were recorded in the year ended March 31, 2013.

  Depreciation and amortization

        Depreciation and amortization expenses increased by $1.3 million, or 16.0%, to $9.0 million in the year ended March 31, 2013, from $7.7 million in the year ended March 31, 2012. The increase was attributable primarily to a greater number of fixed assets resulting from purchases of new IT equipment, leasehold improvements and software licenses. As a percentage of sales, depreciation and amortization increased from 2.8% for the year ended March 31, 2012 to 2.9% for the year ended March 31, 2013.

Operating income

        Operating income increased by $1.4 million, or 3.5%, to $43.1 million in the year ended March 31, 2013, from $41.7 million in the year ended March 31, 2012. As a percentage of sales, operating income declined from 15.4% of sales for the year ended March 31, 2012 to 13.7% of sales for the year ended March, 31, 2013.

        Operating income increased in absolute terms because of revenue growth, however operating income decreased as a percentage of sales from our previous fiscal year due to wage inflation, share-based compensation and the fact that we had a reversal of a bad debt expense in the year ended March 31, 2012, but did not have such a reversal in the year ended March 31, 2013.

Other income and expenses

  Interest expense, net

        Interest expense decreased by $0.9 million, or 40.9%, to $1.3 million in the year ended March 31, 2013, from $2.2 million in the year ended March 31, 2012. The decrease was due to the repayment of loans from related parties, as well as the renegotiation of some of our loans to more favorable interest rates.

  Gain/ (loss) from foreign currency exchange contracts

        Gain/(loss) from foreign currency exchange contracts changed by $1.5 million, from a gain of $0.9 million in the year ended March 31, 2012 to a loss of $0.6 million in the year ended March 31, 2013. The change was due to a loss realized on several Euro/U.S. dollar forward contracts.

  Other gain/ (loss), net

        Other gains, net decreased by $0.2 million to a negligible loss in the year ended March 31, 2013 from $0.2 million in the year ended March 31, 2012.

  Net foreign exchange loss

        Net foreign exchange loss decreased by $1.2 million, to a loss of $0.1 million in the year ended March 31, 2013 from a loss of $1.3 million in the year ended March 31, 2012. The loss in the year ended March 31, 2012 was driven primarily by the depreciation of the Euro against the U.S. dollar, which resulted in losses from our Euro-denominated receivables. In the year ended March 31, 2013, the deprecation of the Ruble against the U.S. dollar continued, while the Euro strengthened against the U.S. dollar. The overall result of these currency movements resulted in a small loss.

Income from continuing operations before income taxes

        Income from continuing operations before income taxes increased by $1.9 million, or 4.7%, to $41.2 million in the year ended March 31, 2013 from $39.3 million in the year ended March 31, 2012.

Income from continuing operations before income taxes represented 13.1% of sales in the year ended March 31, 2013 compared to 14.5% of sales in the year ended March 31, 2012.

Income tax expense

        Income tax expense increased by $0.4 million, or 13.5%, to $3.6 million in the year ended March 31, 2013, from $3.2 million in the year ended March 31, 2012. The increase was attributable primarily to an increase in taxable profits in Russia, Cyprus and the U.S. Our effective income tax rate increased to 8.9% of income from continuing operations before income taxes in the year ended March 31, 2013, from 8.2% of income from continuing operations before income taxes in the year ended March 31, 2012. The increase in taxable profits in Cyprus was a result of our corporate restructuring and the redomicile of one of our subsidiaries from the British Virgin Islands to Cyprus.

Quarterly results of operations and seasonality

        Our business is moderately seasonal and our results of operations vary from quarter to quarter based in part upon the budget and work cycles of our clients. Our operating results are typically lower in the first fiscal quarter of each year due to increases in wages and other costs that typically occur in the beginning of each fiscal year,. The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from April 1, 2012 to March 31, 2014.

	Three Months Ended
	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	March 31, 2013	Jun 30, 2013	Sept 30, 2013	Dec 31, 2013	March 31, 2014
	(in thousands)
Consolidated statements of comprehensive income:
Sales of services	$71,013	$74,115	$83,524	$85,944	$83,771	$97,658	$110,621	$106,281
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	44,503	43,741	47,618	49,695	49,029	55,134	62,669	62,705
Selling, general and administrative expenses	17,950	17,753	19,364	21,844	20,920	23,501	24,165	27,360
Depreciation and amortization	2,031	2,162	2,307	2,481	2,897	3,038	3,457	3,552
Loss from revaluation of contingent liability	—	—	—	—	—	728	181	13

Operating income	6,529	10,459	14,235	11,924	10,925	15,257	20,149	12,651
Interest expense, net	(383)	(280)	(278)	(336)	(381)	(426)	(392)	(309)
Gain/(loss) from foreign currency exchange contracts	—	(297)	(406)	82	93	(301)	(109)	(817)
Other gain/(loss), net	11	(20)	63	(55)	31	(114)	232	408
Net foreign exchange gain/(loss)	(491)	270	243	(88)	(270)	11	(361)	(341)
Income from continuing operations before income taxes	5,666	10,132	13,857	11,527	10,398	14,427	19,519	11,592
Income tax expense	(608)	(996)	(1,322)	(719)	(584)	(1,123)	(1,809)	(1,190)

Income from continuing operations	5,058	9,136	12,535	10,808	9,814	13,304	17,710	10,402
Income/(loss) from discontinued operations	—	—	—	—	—	—	—	—
Net income	5,058	9,136	12,535	10,808	9,814	13,304	17,710	10,402
Less: Net loss attributable to the non-controlling interest	—	—	—	—	—	—	—	—

Net income attributable to the Group	$5,058	$9,136	$12,535	$10,808	$9,814	$13,304	$17,710	$10,402

B.  Liquidity and capital resources

        Our cash requirements have principally been driven by working capital requirements and capital expenditures. Our working capital requirements are, in turn, generally driven by the growth in our business and the impact on our cash flows arising out of the difference in timing between when our payment obligations arise and when we receive payment from clients. We fund working capital primarily from cash flows provided by our operating activities, our short term credit facilities, cash and cash equivalents on hand. Our average time for collecting receivables increased to 83 days for the year ended March 31, 2014 from 80 days for the year ended March 31, 2013, due to increased accounts receivable from Deutsche Bank, Harman, UBS and other large clients. The increase in accounts receivable during year ended March 31, 2014 is attributable to our revenue growth, as well as in increase in our average time for collecting receivables. In the past, we have utilized short term borrowings from IBS Group and its affiliates to help meet our working capital needs, with the exception of one long-term loan from IBS Group which we used in connection with an acquisition. All of our borrowings from IBS Group were repaid prior to our initial public offering in June 2013.

        We have in the past relied on IBS Group to act as guarantor for several of our credit agreements and overdraft facilities. As of June 30, 2014, IBS Group did not guarantee any of our credit agreements and overdraft facilities, because all the existing guarantees were transferred to Luxoft Holding, Inc. We do not expect IBS Group to guarantee our credit and overdraft facilities in the future because we believe that we will be able to obtain credit under the same terms, irrespective of IBS Group's guarantee.

        We believe that, based on our current business plan, our cash and cash equivalents on hand, cash from operations and borrowings available to us will be adequate to meet our working capital, capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements.

Credit facilities

        On July 16, 2010, Luxoft USA, Inc. ("Luxoft USA") entered into a credit facility agreement with Amsterdam Trade Bank, N.V. for up to $10.0 million, which is to be repaid before July 20, 2015. Interest on amounts outstanding is accrued at LIBOR for the relevant purchase term plus margin that varies from 4.5% to 5.5% per annum depending on the length of the term of a loan. The loan taken under the above credit facility was secured by a conditional assignment of rights to receivables under certain sales contracts with the customers of Luxoft USA and Luxoft Eastern Europe Ltd.. Initially the facility was guaranteed by IBS Group Holding Limited. On February 5, 2014 Luxoft Holding, Inc assumed IBS Group Holding Limited's obligations and became the guarantor under this facility. On December 30, 2011, the amount of credit facility agreement with Amsterdam Trade Bank, N.V. was increased up to $18.0 million. The outstanding amount as of March 31, 2013 was $12.4 million. The Group has fully repaid this amount as of March 31, 2014.

        On November 28, 2012, Luxoft International Ltd. and its subsidiaries entered into full recourse receivable purchase facility agreement with Deutsche Bank AG, London Branch for the total amount up to $15.0 million. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR/EURIBOR/PLNWIBOR for the relevant purchase term (30/60 days) plus a margin of 4%, plus handling fees. The loan is guaranteed by Luxoft Holding, Inc, Luxoft USA, Luxoft UK Limited, Luxoft GmbH, Luxoft Poland Spo. Zoo and Luxoft International. The outstanding amounts were $3.1 million and $9.1 million as of March 31, 2013 and March 31, 2014, respectively.

        On January 15, 2013, Luxoft Holding, Inc and Luxoft International Company Ltd (with certain Luxoft entities approved in the agreement by the lender) entered into an uncommitted receivables purchase agreement of up to $10.0 million with BNP Paribas Dublin Branch. Under this agreement these Luxoft entities can assign certain receivables in exchange for cash less a discount based on LIBOR for the relevant purchase term (30/60 days) plus 3.00% per annum. BNP Paribas increased the amount of credit limit available to the Company from $10.0 million to $15.0 million on June 25, 2013, and to $25.0 million on November 27, 2013. The outstanding amounts were $0.8 million and $8.0 million as of March 31, 2013 and as of March 31, 2014, respectively.

        On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GMBH entered into uncommitted pre- and post-shipment advances facility agreement with Citibank Europe PLC for up to $5.0 million. This agreement is a continuing agreement and remains in full effect subject to its terms for until 30 days after the bank`s receipt of written notice of termination from the borrower's agent. Under this agreement the borrower can use pre- or post-shipment advance. Interest rates for pre-shipment is LIBOR plus 2.00% per annum and interest rate for post-shipment is LIBOR plus 1.25% per annum. The outstanding amount as of March 31, 2014 under this credit was $2.4 million on post-shipment conditions.

        On February 20, 2014, Luxoft USA, Inc. entered into a credit facility agreement with Citibank, N.A. for up to $5.5 million with the maturity date of December 31, 2014. The loan bears an interest rate at LIBOR plus 1.25% per annum. There is no outstanding amount as of March 31, 2014 under this credit facility.

Overdraft facilities

        On December 16, 2009, Luxoft International entered into an overdraft facility agreement with Amsterdam Trade Bank, N.V. for up to $1.6 million, which was later amended to increase the overdraft facility to up to $2.0 million. On July 20, 2012, Luxoft International renewed the overdraft facility agreement with Amsterdam Trade Bank, N.V for $2.0 million. As of March 31, 2014, this facility had not been drawn down. The overdraft facility bears interest at a rate of 6.0% per annum, paid monthly. The maturity date of the overdraft facility is July 20, 2015. Initially the overdraft facility was guaranteed by IBS Group. On February 5, 2014 Luxoft Holding, Inc assumed IBS Group Holding Limited's obligations and became the guarantor under this facility.

        On December 20, 2010, "Luxoft Professional" LLC entered into an overdraft facility agreement with Deutsche Bank Ltd for 1.2 million Euros, which was subsequently increased to 3.0 million Euros. As of March 31, 2014, this facility had not been drawn down. The overdraft facility bears interest at a rate of EONIA overnight interest rate +5.5% per annum, paid monthly. The maturity date on the overdraft facility is December 19, 2014. The overdraft facility was secured by IBS Group for up to 4.0 million Euros untill the guarantee replacement was effected on May 27, 2014 for up to 3.3 million Euros, with the current guarantee provided by Luxoft Holding, Inc.

        On October 25, 2012, Luxoft Professional entered into an overdraft facility agreement with ZAO CITIBANK for $3.0 million. As of March 31, 2014, this facility had not been drawn down. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc.

        On November 12, 2013, Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO Citibank for $1.0 million. As of March 31, 2014, this facility had been drawn down for $0.6 million. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.00% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc and Luxoft Professional LLC.

Cash flows

        The following table presents the major components of net cash flows for the years ended March 31, 2012, 2013 and 2014.

	Years ended March 31,
	2012	2013	2014
Net cash flow provided by operating activities	$26,517	$35,248	$51,378
Net cash used in investing activities	(9,714)	(16,118)	(21,509)
Net cash used in financing activities	$(18,194)	$(21,098)	$3,246

  Net cash provided by operating activities

        Net cash provided by operating activities increased by $16.2 million to $51.4 million in the year ended March 31, 2014, from $35.2 million in the year ended March 31, 2013. The increase in cash flows from operating activities was attributable primarily to higher net income from continuing operations, which increased by $13.7 million, from $37.5 million to $51.2 million. Another $2.3 million increase of cash flows from operating activities is explained by decrease of amounts due from related parties by $10.2 million which was partly offset by increase of accounts receivable by $7.9 million in the year ended March 31, 2014, from the year ended March 31, 2013. Net effect from other changes is not deemed material.

        Net cash provided by operating activities increased by $8.7 million to $35.2 million in the year ended March 31, 2013 from $26.5 million in the year ended March 31, 2012. The increase in cash flows from operating activities was attributable to higher net income from continuing operations, which increased by $1.4 million to $37.5 million in the year ended March 31, 2013 from $36.1 million in the year in the year ended March 31, 2012. Changes in working capital positively affected cash flow from operations, and the main drivers for the increase were changes in trade accounts receivable, which decreased by $5.9 million in the year ended March 31, 2013, from the year ended March 31, 2012.

  Net cash used in investing activities

        Net cash used in investing activities increased by $5.4 million to $21.5 million in the year ended March 31, 2014, from $16.1 million in the year ended March 31, 2013. Cash invested in purchases of IT equipment, including purchases of computers and software, increased by $4.8 million in the year ended March 31, 2014 from $9.0 million to $13.8 million. Cash invested in purchases of intangible assets increased by $4 million from $2 million up to $6 million in the year ended March 31, 2014. This increase is mainly explained by payment for Horizon software in February 2014. Our issuance of loans to related parties decreased between the periods, and, in addition, we received a $0.4 million loan repayment from a related party.

        Net cash used in investing activities increased by $6.4 million to $16.1 million in the year ended March 31, 2013 from $9.7 million in the year ended March 31, 2012. The increase in cash used for investing activities was due primarily to a $3.8 million loan provided to IBS Group, which was offset against a dividend. Investing activities in the year ended March 31, 2013 consisted mainly of capital expenditures on IT equipment, including purchases of computers and software, as well as investments in office equipment and leasehold improvements. Capital expenditures were $11.1 million for the year ended March 31, 2013, which represented a $1.9 million increase from the year ended March 31, 2012. This increase in capital expenditures was due to an increase in capitalized software development expenses as well as increased purchases of IT and office equipment.

  Net cash used in financing activities

        Net cash from financing activities increased by $24.3 million to $3.2 million provided in the year ended March 31, 2014, from $21.1 million cash used in the year ended March 31, 2013. The increase was primarily attributed to the IPO proceeds, which amounted to $31 million net of IPO - related expenses. The amount of dividends paid for the year ended March 31, 2014 was $30.6 million which is $8.7 million higher than in the year ended March 31, 2013.We are currently evaluating several acquisitions of complementary businesses, which we would seek to complete during this and next fiscal year.

        Net cash used in financing activities increased by $2.9 million to $21.1 million used in the year ended March 31, 2013 from $18.2 million cash used by financing activities in the year ended March 31, 2012. The primary driver for the increase in cash used in financing activities was an increase of $17.9 million in dividend payments, from $4.0 million in the year ended March 31, 2012 to a dividend payment of $21.9 million in the year ended March 31, 2013, which was partially offset by a decrease in loan repayments to IBS Group of $5.5 million and an increase in net proceeds from borrowings by $8.7 million in the year ended March 31, 2013 as compared with the year ended March 31, 2012. The dividend payment of $21.9 million in the year ended March 31, 2013 was made in respect of a declared dividend of $27.0 million, the cash payment of which was offset against a loan receivable from IBS Group.

Critical accounting policies

        We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of assets and liabilities; (ii) disclosure of contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of sales and expenses during each reporting period. The most significant estimates relate to the recognition of revenue, allowance for doubtful accounts, income taxes, goodwill and other long-lived assets, assumptions used in valuing share-based compensation awards and contingencies. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

        An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

        We are an "emerging growth company" under the JOBS Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor's attestation report on our internal controls in future annual reports on Form 20-F as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. However, we have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-"emerging growth companies."

Revenue recognition

        The Company derives its revenues from software development services, including in such areas of competence as (a) custom software development and support, (b) product engineering and testing and (c) technology consulting.

        The majority of our contracts have historically been time-and-materials based; however, during the year ended March 31, 2014 the number of fixed price contracts increased up to 51.3% of total revenue. Revenues under time and materials and fixed price contracts are recognized in the period in which these services are performed and contract stages are accepted by clients by using a proportional performance method. We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, our services, measured by time incurred, typically are provided in less than a year and represent the contractual stages or output measures which define the pattern of contractual earnings. Costs related to completed stages are expensed as incurred, while those related to uncompleted stages are recorded as work-in-progress on our balance sheets.

        We recognize sales from time-and-material contracts as services are performed, based on actual hours and applicable billing rates, using the proportional performance method, with the corresponding cost of providing those services reflected as cost of sales. The majority of such sales are billed on a monthly basis whereby actual time is charged directly to the client at negotiated hourly billing rates.

        We recognize sales from fixed price contracts based on the proportional performance method, during the period in which amounts become billable in accordance with the terms of the contracts. Services under fixed price contracts are delivered in stages. Revenues recognized for completed stages are generally representative of the percentage of completion of the entire contract, as they are based on actual hours incurred compared with the total hours estimated to complete the entire contract. Costs related to completed stages are expensed as incurred, while those related to uncompleted stages are recorded in work-in-progress on the balance sheet. In instances where final acceptance is specified by the client, sales are deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, sales are recognized upon receipt of final acceptance from the client.

        The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affects the amounts of sales reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor hours and changes in specification and testing requirements.

        We evaluate our contracts for multiple deliverables, and, when appropriate, separate the contracts into separate units of accounting for revenue recognition. Apart from software development services, which generally include any software element that may exist in the arrangement as our services are inseparable from a software deliverable, the only separate deliverable is support services. Support services, if they are required by clients, are generally contracted for and commence upon completion of the software development services. We allocate revenue to these deliverables in a multiple-element arrangement based upon their relative selling prices. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable based on hours incurred and applicable hourly rates. For arrangements under fixed price contracts, software development revenue is recognized upon delivery of development services under the proportional performance method, as described above and for support services—on a straight-line basis over the support period, which is generally from 6 months to a year.

        We currently do not follow Software Revenue Recognition guidance in ASC 985-605 because the focus of our service offering in the past was the customized solutions and services we provide to our clients, and not the software licensing element. We have not yet generated any significant revenues from solutions focused on our software platforms. This may change in the future as we are starting to focus more on licensing the software products we have accumulated in our portfolio to our clients as part of our service offerings. This shift will require the application of contract accounting to our service offerings, which prescribes the percentage-of-completion and the completed-contract method. Under the percentage-of-completion method, costs are recognized in proportion to the amount of revenue recognized, such that a constant gross margin percentage is recognized during the life of the contract (albeit updated for changes in the estimates of total contract revenues and costs as the vendor progresses toward completion of the contract). Under the completed-contract method of accounting, costs are accumulated on the balance sheet and recognized when the contact is complete and the associated revenue recognized. We do not expect the transition to software revenue recognition accounting to affect our revenue recognition policies significantly in future because: (1) we expect that our services will continue to be essential to the software licensing element in future, thus representing a single deliverable, which is the same way we treat it now; and (2) accounting for this deliverable using the percentage-of completion method is in line with our currently used proportional performance method, because, under our current method of accounting, the amounts of recognized revenues and expenses related to completed contract stages are generally representative of progress towards completion, as they are measured based on hours incurred to total project hours, taking into account applicable hourly rates. In addition, we consider the use of the completed contract method unlikely as we have not yet had any significant contracts for which estimates of completion could not be developed or final project completion and client acceptance was so uncertain as to require deferral of revenue until the completion of the project. Finally, we have not had any significant contracts where we incurred a loss on the entire contract.

        We report gross reimbursable travel and "out-of-pocket" expenses incurred as both sales and cost of sales in the consolidated statements of comprehensive income.

Accounts receivable

        Accounts receivable are shown at their net realizable value, which approximates their fair value. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. Allowances for doubtful accounts are made for specific accounts in which collectability is doubtful. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Recoveries of losses from accounts receivable written off in prior years are presented within income from operations on our consolidated statements of comprehensive income.

        Our client base primarily consists of large multinational companies. The timing of invoicing and collection of our accounts receivable under our contracts is impacted by the life cycle of each project and related payment milestones.

        Our management periodically monitors outstanding receivables and collection status and assesses the adequacy of allowances for accounts where collection may be in doubt as frequency and amount of client defaults change due to our clients' financial condition or general economic conditions.

Goodwill

        Goodwill represents an excess of the cost of business acquired over the fair value of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

        We perform a test for impairment annually, or when indications of potential impairment exist, utilizing a fair value approach at the reporting unit level. We determine fair value using the income approach, which estimates the fair value of our operating units based on the future discounted cash flows.

        The basis for the cash flow assumptions includes forecasted revenue, operational costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility. In testing for a potential impairment of goodwill, we estimate the fair value of our operating units to which goodwill relates and determine the carrying value (book value) of the assets and liabilities related to those operating units. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill.

Long-lived assets

        We amortize intangible assets, principally software and acquired contract-based client relationships, on a straight-line basis over their estimated useful lives. We review long-lived assets, including intangible assets that are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We base our evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If impairment has occurred, we measure any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business. If such assets were determined to be impaired, we recognize a loss for the difference between the carrying amount and the fair value of the asset.

Income taxes

        Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities and related valuation allowance, if any, involves judgment. We are required to calculate and provide for income taxes in each of the jurisdictions where we operate. Changes in the geographic mix or estimated level of annual pre-tax income can also affect the overall effective income tax rate.

        Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment in order to determine our consolidated income tax position. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. The tax authorities in the jurisdictions where we operate may audit our tax returns and may disagree with the position taken in those returns. An adverse outcome resulting from any settlement or future examination of our tax returns may result in additional tax liabilities and may adversely affect our effective tax rate, which could have a material adverse effect on our financial position, results of operations and liquidity.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the consolidated financial statement carrying amounts and their respective tax bases at each reporting date. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. We evaluate the realization of deferred tax assets and recognize a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

        The realization of deferred tax assets is primarily dependent on future taxable income. Any reduction in estimated forecasted results may require that we record valuation allowances against deferred tax assets. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. If the allowance is reversed in a future period, the income tax provision will be correspondingly reduced. Accordingly, the increase and decrease of valuation allowances could have a significant negative or positive impact on future earnings.

        Our provision for income taxes also includes the impact of provisions established for uncertain income tax positions, as well as the related interest and penalties. Tax exposures can involve complex issues and may require an extended period to resolve. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Accounting for share-based employee compensation plans

        Share-based employee compensation is determined based on the grant date fair value of the awards ultimately expected to vest. We recognize these compensation costs on a straight-line basis over the requisite service period of the entire award, provided it is no less than the amount that would have been recognized for the vested portion of the award.

        In the past, we have declared and paid dividends, including with respect to the years ended March 31, 2011, 2012 and 2013. However, we do not plan to pay regular dividends on any of our shares in the foreseeable future. While we currently intend to retain all available funds and any future earnings to fund the development and growth of our business, we may, by a resolution of the board of directors, authorize a special one-time dividend or other form of distribution to our shareholders at such time and such amount as board of directors determine to be appropriate and in the best interest of the Company. As a result, if we do not pay dividends, capital appreciation, if any, of our Class A ordinary shares will be investors' sole source of gain for the foreseeable future. Any future determination regarding the reservation of part of the profits and distributions to shareholders will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, strategic plans of the Company and other relevant factors. Since our practice of paying dividends was different in the past, we used an expected dividend yield of 3.4% and 1.9% applicable to our grants on March 25, 2010 and December 15, 2011, respectively, which we believe was a reasonable expectation at the time of grant.

        The expected life of an option usually represents the weighted-average period during which our option awards are expected to be outstanding. We have no experience or history to be able to determine the expected life over which our option awards will be held before exercise. However, we believe it is reasonable to assume exercise or issuance upon vesting, since the exercise price is nil.

        If any of the assumptions used in the valuation model changes significantly, share-based compensation for future awards may differ materially compared to awards previously granted.

        We estimate forfeitures at the time of a grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. We have no past history of option forfeitures, but the retention rate amongst our key employees and management has historically been high. Therefore, our forfeiture rate is expected to be insignificant. As a result, we have applied an estimated forfeiture rate of nil. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

Fair value of ordinary shares

        Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. This means we needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times:

Date	Class of Stock	Fair Value (per share)	Purpose of Valuation	Discount for Lack of Marketability
March 25, 2010	Ordinary shares	$4.57	Stock option grant	44.0%
December 15, 2011	Ordinary shares	$15.25	Stock option grant	27.5%
March 20, 2013	Ordinary shares	$18.82	Business combination	15.0%
June 25, 2013	Class A ordinary shares	$17.00	Initial public offering price	N/A
November 22, 2013	Class A ordinary shares	$34.00	Secondary public offering price	N/A

        When estimating the fair value of our ordinary shares, our management considered a number of factors, including the result of an appraisal of an independent third-party valuation firm and equity transactions of our company, while taking into account standard valuation methods. We used contemporaneous valuations for our option awards, and also hired a third party appraiser in order to appraise our December 15, 2011 grant.

        The valuations used a combination of (i) the income approach/discounted cash flow ("DCF") method and (ii) the market approach by reference to the valuations of comparable public companies or transactions with peer companies. The determination of the fair value of our ordinary shares requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, liquidity of our ordinary shares and our operating history, and prospects at the time of each grant. We considered a variety of empirical studies as well as, restrictions on the marketability of our ordinary shares to determine an appropriate discount for lack of marketability.

        The major assumptions used in calculating the fair value of our ordinary shares using DCF include:

  •
  Forecasting our free cash flows, which include forecasts of software development markets, our revenue growth rates, profit margins, capital expenditures and changes in working capital. We used independent sources and our business plans as approved by the board of directors.

  •
  Weighted average cost of capital ("WACC").  The WACC was determined based on a consideration of factors including the risk-free rate, market premium, comparative industry risk, country risk and company size.

  •
  Terminal growth rates, which are the expected rates of growth in a period subsequent to the forecasted period.

        Our sales and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values include: no material changes in the existing political, legal and economic conditions; our ability to retain competent management, key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts. The risks associated with achieving our forecasts were assessed in selecting the appropriate WACC.

        The major assumptions used in calculating the fair value of our ordinary shares using market approach include:

        Capital market valuation multiples.    We obtained and assessed publicly available capital markets data of the selected comparable companies and used, for our valuations multiples of enterprise value to sales, and enterprise value to EBITDA (EBITDA is defined as earnings before interest, taxes, depreciation and amortization).

        Set forth below is a detailed description of the approaches used to determine the fair market value of our shares for option awards:

        March 2010 option awards.    In March 2010, we granted options to purchase an aggregate of 2,368,800 ordinary shares, or approximately 7.8% of then-outstanding ordinary shares. Our board of directors determined the fair value of the shares underlying those option awards using the combination of the discounted cash flow method and the market approach in the amount of $4.57 per share.

        In the discounted cash flow model used for valuation of March 2010 option awards, we applied a discount rate (WACC) of 15.4%. Because our company's shares were not publicly traded at that time and the underlying shares represented a minority interest, the valuation analysis performed for the March 2010 option awards employed a discount for lack of marketability and minority discount, together totaling 44.0%.

        The above valuation was supported by the sale in May 2009 of 10% of our issued shares to an unrelated party at a price of approximately $3.57 per share, for a total deal size of $10.0 million. The difference between the valuation of the May 2009 transaction and valuation of the March 2010 options awards can be attributed to our positive financial results for the year ended March 31, 2010, as factored into the discounted cash flow model used for the March 2010 option grant valuation.

        December 2011 option awards.    In December 2011, we granted options to purchase an aggregate of 585,032 ordinary shares, or approximately 1.9%, of our then-outstanding ordinary shares. For the December 2011 grants we used a combination of the income approach/discounted cash flow method and the market approach. In the DCF model, we used a discount rate (WACC) of 15%. Because our company's shares are not publicly traded and the underlying shares represent a minority interest, the valuation analysis performed for the December 2011 option awards employed a discount for lack of marketability and minority discount, together totaling 27.5%.

        March 20, 2013 business combination.    On March 20, 2013, we acquired customer contracts and certain employees of FOSS. This transaction was considered a business combination for accounting purposes. As part of this business combination, we recorded a $0.5 million contingent consideration payable in 28,588 our ordinary shares. This contingent consideration was estimated assuming a price per share of $18.82 per share. Going forward, we will reevaluate this contingent consideration payable at the end of each accounting period, and we will base the equity portion of this figure on the then prevailing market price of our Class A ordinary shares. Considering the relative insignificance of the above amount to our consolidated financial statements, we used only the income approach/discounted cash flow method for this valuation. In the DCF model, we used a discount rate (WACC) of 14%. Because our shares were not publicly traded at that time and the underlying shares represented a minority interest, the valuation analysis performed for this contingent consideration employed a discount for lack of marketability and minority discount, together totaling 15%.

Recent accounting pronouncements

        In January 2013, the FASB issued Accounting Standards Update ("ASU") 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The ASU clarifies that ordinary trade receivables and receivables are not in the scope of ASU 2012-11, "Disclosures about Offsetting Assets and Liabilities." ASU 2012-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the Codification or subject to a master netting arrangement or similar agreement. The ASU is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods and requires retrospective application for all comparative periods presented. The Company adopted the ASU effective January 1, 2013. The adoption of this standard did not have any effect on the Company's financial condition, results of operations and cash flows.

        In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI".) The ASU is intended to help entities improve the transparency of changes in other comprehensive income (OCI) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. New disclosure requirements are effective for fiscal periods beginning after December 15, 2012 and are applied prospectively. The Company adopted the ASU effective January 1, 2013. The adoption of this standard did not have any effect on the Company's financial reporting because the only item that had historically affected AOCI and therefore included in cumulative AOCI was currency translation adjustments.

        In March 2013, the FASB issued Accounting Standards Update 2013-05, Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity ("ASU 2013-05"). The amendments apply to (i) the release of the cumulative translation adjustment into net income when a parent loses a controlling financial interest in part or all of its investment in a foreign entity (by sale or other transfer event); (ii) the acquisition of a business in stages by increasing an investment in a foreign entity from one accounted for under the equity method to one accounted for as a consolidated investment; or (iii) situations where the foreign entity no longer holds a controlling financial interest in a subsidiary or group of assets that conduct nonprofit activity or business within a foreign entity. The adoption of this guidance, which is effective prospectively for reporting periods beginning after December 15, 2013, is not expected to have a material effect on the Company's financial statements.

        In July 2013, the FASB issued Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). The amendments provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The adoption of this guidance, which is effective prospectively for reporting periods beginning after December 15, 2013, is not expected to have a material effect on the Company's financial statements.

C.  Research and Development, Patents and Licenses

        Research and development costs are expensed as incurred. Total amount of research and development activities was $0.5, $1 and $2.9 million for the years ended March 31, 2012, 2013 and 2014, respectively.

D.  Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2013 to March 31, 2014 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.  Off-Balance Sheet Arrangements

        We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.  Contractual Obligations

        The following table represents a summary of our estimated future payments under material contractual cash obligations as of March 31, 2014. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payments due by Period
	Total	Less than 1 year	1 - 2 years	2 - 3 years	More than 3 years
	(in thousands)
Capital lease obligations	$106	$38	$68	$—	$—
Operating leases	30,156	14,468	6,810	5,698	3,180
Short-term debt obligations	20,476	20,476	—	—	—

Total	$50,738	$34,982	$6,878	$5,698	$3,180

ITEM 6.    Directors, Senior Management and Employees

        The following table sets forth the name, age, and position as of the date of this annual report regarding each of our directors, executive officers and director nominees.

Name	Age	Position
Executive officers
Dmitry Loshchinin	47	Chief Executive Officer and President
Mikhail Friedland	47	Executive Vice President
Roman Yakushkin	42	Chief Financial Officer
Przemyslaw Berendt	33	Vice President Global Marketing
Roman Trachtenberg	38	Managing Director, Luxoft North America
Vadim Iasenik	43	Managing Director, Western Europe
Directors
Esther Dyson	62	Director
Glen Granovsky	52	Director
Marc Kasher	44	Director
Anatoly Karachinskiy	54	Director
Thomas Pickering	82	Director
Dmitry Loshchinin	47	Director
Vladimir Morozov	58	Director
Sergey Matsotsky	52	Director

Executive officers

Dmitry Loshchinin—Chief Executive Officer and President, Director

        Dmitry Loshchinin has served as our Chief Executive Officer since our inception in 2000. Mr. Loshchinin also became a director of Luxoft in November of 2013. Mr. Loshchinin started his professional career as a software engineer in the early 1990's in Germany. Before joining us, Mr. Loshchinin served in management roles within leading software companies including Kerntechnik, Entwicklung, Dinamyk GmbH (KED), Siemens Nixdorf Informationssysteme, AG (SNI), and IBM Corp. In 1998, Mr. Loshchinin joined IBS Group, where he successfully implemented the "SAP R/3" enterprise resource planning software practice before taking charge of IBS Group's initiative to offer offshore software services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in Applied Math from Moscow State University and completed an executive education program at the University of Pennsylvania's Wharton School of Business.

Mikhail Friedland—Executive Vice President

        Mikhail Friedland has served as our Executive Vice President since 2006. Mr. Friedland oversees our services and industry verticals, as well as our corporate sales and overall strategy for winning business. Mr. Friedland has more than 20 years of experience in the IT and software services industry. Prior to joining us, Mr. Friedland worked as a software engineer for Merrill Lynch, Lehman Brothers, and Medco (now Merck). In 1993, Mr. Friedland co-founded IT Consulting International (ITCI), which provided consulting and later outsourcing services for various U.S. clients including AIG, Citibank, Lehman Brothers, Markit, Morgan Stanley and Bunge. In 2006, we acquired ITCI. Mr. Friedland completed an executive education program at the University of Pennsylvania's Wharton School of Business.

Roman Yakushkin—Chief Financial Officer

        Roman Yakushkin has served as our Chief Financial Officer since 2006. Mr. Yakushkin has over 15 years of financial experience. Prior to joining us, Mr. Yakushkin held several senior financial positions with a number of leading companies including MTS (Mobile Telesystems), FESCO and Louis Dreyfus. Mr. Yakushkin holds a Master of Business Administration degree from INSEAD and a University degree in Oriental Studies from Far Eastern State University. He is also a Chartered Financial Analyst.

Przemyslaw Berendt—Vice President Global Marketing

        Przemyslaw Berendt joined us as Managing Director for Poland in 2010, and has served as our Vice President of Global Marketing since April 2011. Mr. Berendt is responsible for our overall marketing strategy. Prior to joining us, Mr. Berendt served in the Global Business Services division of Procter & Gamble, and as a branch manager of Betware, a mid-size, international software development company. Mr. Berendt holds a Master of Science degree in Computer Science from DePaul University, a Bachelor of Arts degree in Computer Science from the National-Louis University. He currently attends the Program for Leadership Development at Harvard Business School.

Roman Trachtenberg—Managing Director, Luxoft North America

        Roman Trachtenberg joined us in 2009 as Financial Services Accounts Director, and has served as CEO of Luxoft North America since 2011. Mr. Trachtenberg has more than 15 years of technology experience, and has managed global organizations with more than 500 employees in the financial services, consumer and real estate sectors. Prior to joining us, Mr. Trachtenberg served as Chief Operating Officer at SMINEX LLC and as Vice President of Operations at Rosbuilding Investment Company, both Russian private equity firms. Mr. Trachtenberg has also held management positions at companies including Republic National Bank of New York, Gateway Inc., Deutsche Bank and AIG. Mr. Trachtenberg holds a Bachelor's degree in Business Administration from Southern State University.

Vadim Iasenik—Managing Director, Western Europe

        Vadim Iasenik joined us in 2010 as Managing Director of Western Europe. Mr. Iasenik has more than 20 years of experience in senior positions in major international companies such as AIG, J.P. Morgan, Gateway, Inc. and Prudential Securities. Mr. Iasenik has also served as Senior Vice President of Rosbuilding and CEO of SMINEX LLC. Mr. Iasenik has also served as head of corporate finance IT at Deutsche Bank in London. Mr. Iasenik holds a Master's degree in System Engineering from South Russian State Technical University.

Directors

  Esther Dyson—Director

        Esther Dyson has been a member of our board of directors since February 2014. Ms. Dyson is the founder of HICCup (Health Initiative Coordinating Council), a not-for-profit organization focused on community health, since May 2013. Previously, she worked as a technology analyst and a journalist at Forbes, New Court Securities and Oppenheimer & Co. Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983, until selling the company to CNET in 2004. Ms. Dyson is a member of the boards of 23andMe, Eventful, Meetup Inc., NewspaperDirect, PA Consulting, Personal Inc., Voxiva, WPP Group (WPPG), XCOR Aerospace, and Yandex (YNDX). She was the founding chairman of ICANN, the Internet Corporation for Assigned Names and Numbers (1998-2000). Between 1997 and 2013, Ms. Dyson was a member of the Advisory Board of IBS Group, a shareholder of the Company. Ms. Dyson holds a BA in economics from Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center, where she served as a backup to space tourist Charles Simonyi.

Glen Granovsky—Director

        Glen Granovsky has been a member of our board of directors since 2006. He has served as Director of IBS Group since 1999. Mr. Granovsky served as President and CEO of Luxoft USA, Inc. (formerly IBS USA, Inc.) between 2005 and 2010. Mr. Granovsky is also a Director of WB Services Inc., Discreet Management and Consulting Limited, The Custodians of Russian Culture Inc., Oradel Equities Inc., News 360 International Group Inc., Paramus Enterprises Ltd., RS-Technologies Ltd. and BXA Investments Ltd. Prior to joining us, Mr. Granovsky was head of the IT sales team at Intermicro Joint Venture and a manager at Asiatronics Limited, U.K. Mr. Granovsky holds a Master's degree in Applied Mathematics and Information Systems Management from Gubkin Russian State University of Oil and Gas.

Marc Kasher—Director

        Marc Kasher has been a member of our board of directors since September of 2013. Mr. Kasher is a Managing Director at PineBridge Investments (formerly known as AIG Investments). Prior to PineBridge Investments, Mr. Kasher worked for USAID projects focused on privitization strategies in several countries of the former Soviet Union. Mr. Kasher currently serves or has in the past served as a director of several Pine Bridge Investments' portfolio companies, and also sits on the board of directors of New Media Distribution Company, a content producer for the Russian television market. Mr. Kasher holds a Master's Degree in Business Administration with a concentration in finance from Georgetown University, and a Bachelor of Arts degree from Tufts University.

Anatoly Karachinskiy—Director

        Anatoly Karachinskiy has been a member of our board of directors since 2013. Mr. Karachinskiy is the co-founder and CEO of our parent, IBS Group. Prior to founding IBS Group, Mr. Karachinskiy was the technical director of Intermicro Joint Venture. Mr. Karachinskiy has previously worked at PROSYSTEM, an Australian computer hardware company, and at the All-Union Research and Development Institute for Railroad Transport. Mr. Karachinskiy has been the chairman of the advisory board of IBS Group and is the chairman of the board of a number of IBS Group subsidiaries. Mr. Karachinskiy has a degree in systems engineering from the Moscow Institute of Railroad Engineers.

Thomas Pickering—Director

        Thomas Pickering has been a member of our board of directors since June 2013. Mr. Pickering is the Vice Chairman at international consulting firm, Hills & Company. He served as Senior Vice President for International Relations at the Boeing Company until his retirement in 2006. Prior to joining the Boeing Company, Mr. Pickering served as U.S. Under-Secretary of State for Political Affairs at the U.S. State Department. Mr. Pickering was U.S. ambassador to the Russian Federation, India, Israel, El Salvador, Nigeria, and the Hashemite Kingdom of Jordan. Mr. Pickering received a bachelor's degree in history from Bowdoin College and a master's degree from the Fletcher School of Law and Diplomacy at Tufts University.

Dmitry Loshchinin—Director

        Dmitry Loshchinin was appointed to our board of directors in November 2013. See "ITEM 6. Directors. Senior Management and Employees—Executive Officers."

Vladimir Morozov—Director

        Vladimir Morozov has been a member of our board of directors since November 2013. Dr. Morozov has served as the Chief Operating Officer (COO) of IBS Group since 1998. Prior to working at IBS Group, Mr. Morozov worked at the Research Institute for Systems Development, and held executive positions with several service companies in Russia. Dr. Morozov holds a Ph.D in Mathematics, and graduated from the Computer Engineering and Cybernetics Department of Moscow State University.

Sergey Matsotsky—Director

        Sergey Matsotsky has been a member of our board of directors since November 2013. Mr. Matsotsky is a co-founder and Senior Vice President of IBS Group, and Chief Executive Officer of IBS IT Services. Prior to founding IBS Group in 1992, Mr. Matsotsky was the Commercial Director of a large Russian IT company. Mr. Matsotsky holds a degree in Automation and Applied Mathematics from the Gubkin Institute of Oil and Gas.

B.  Compensation

        The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during the year ended March 31, 2014 consisted of approximately $5.7 million in salary, bonuses, stock-based compensation and directors' fees. We did not set aside any amounts for pension, severance, retirement or similar benefits or expenses. This amount does not include any professional and business association dues, business travel, relocation costs and other expenses and benefits commonly reimbursed or paid by companies in our industry and geographies.

        One of our directors, Glen Granovsky, who served as president and CEO of our subsidiary, Luxoft USA, Inc., between 2006 and 2010, received 12,852 restricted shares of the Company in June 2012 under our stock option plan vesting as follows: 3,696 shares vested on June 15, 2012, 3,976 shares vested on June 15, 2013, 2,576 shares vested on June 14, 2014 and 2,604 shares were cancelled because they were subject to certain performance conditions which were not achieved. The total grant date fair value of the shares was $196,000.

        We pay each of our three independent directors, Ms. Dyson and Messrs. Kasher and Pickering, an annual fee of $60,000. Mr. Kasher receives an additional annual fee of $10,000 for his service as Chairperson of our Audit Committee. We also reimburse our directors for reasonable and documented travel expenses incurred to attend board meetings. None of our directors is party to a service contract that provides for benefits upon the termination of the director's engagement.

        During the year ended March 31, 2014, a total of 30,184 Class A shares have vested into the ownership of our directors and executive officers under our stock option plans described below. These shares vested according to our existing stock option plans on June 15th, 2013

C.  Board Practices

Corporate governance practices

        We are a "controlled company" under the corporate governance rules of the NYSE. A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. We are a controlled company on the basis that IBS Group has 91.0% of our voting power.

        Pursuant to the "controlled company" exemption, we are not required to have a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee's purpose and responsibilities, and is subject to an annual performance evaluation. In the event that we cease to be a controlled company, we may elect to comply with these provisions within the transition periods specified in the corporate governance rules, or we may avail ourselves of the exemption from corporate governance rules afforded to foreign private issuers, as discussed below.

        The "controlled company" exemption does not modify the independence requirements for our audit committee. See "Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit committee." In addition, although we are not required to make a formal determination regarding the independence of our directors under NYSE's corporate governance rules, we have determined that Mr. Pickering, Mr. Kasher and Ms. Dyson are independent under the applicable NYSE corporate governance rules.

        As a foreign private issuer, we have elected to apply the corporate governance rules of the NYSE with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of certain NYSE requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements, including in the event we are no longer eligible for the "controlled company" exemption. A foreign private issuer that elects to follow a home country practice instead of the NYSE's requirements must submit to the NYSE in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. Certain NYSE corporate governance requirements are not reflected in the BVI Act or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See "ITEM 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Corporate governance practices." Accordingly, our shareholders may not be afforded the same protection as provided under NYSE corporate governance rules.

        Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Board structure

        Our board of directors consists of eight members. Our board has determined that Thomas Pickering, Marc Kasher and Esther Dyson are independent under applicable Securities and Exchange Commission and NYSE rules.

Board committees

Audit committee

        Our audit committee consists of Mr. Kasher, Mr. Pickering and Ms. Dyson. Under the Securities and Exchange Commission and NYSE corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors. Our board of directors has determined that Mr. Pickering, Mr. Kasher and Ms. Dyson are "independent" as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and the independence requirements under the NYSE governance rules.

        All members of our audit committee meet the requirements for financial literacy under the applicable rules of the NYSE. Our board of directors has determined that Mr. Kasher is an "audit committee financial expert", as such term is defined by the Securities and Exchange Commission.

        Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the NYSE, which include:

  •
  retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

  •
  pre-approval of audit and non-audit services to be provided by the independent auditors;

  •
  reviewing with management and our independent directors our quarterly and annual financial reports prior to their submission to the Securities and Exchange Commission; and

  •
  approval of certain transactions with office holders and controlling shareholders, as described above, and other related party transactions.

Compensation committee

        Our compensation committee consists of Messrs. Kasher, Karachinskiy and Granovsky. Mr. Karachinskiy serve as the Chairman of the compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee which include:

  •
  reviewing and recommending overall compensation policies with respect to our Chief Executive Officer and other executive office holders;

  •
  reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other office holders including evaluating their performance in light of such goals and objectives and determining their compensation based on such evaluation;

  •
  implementing and administering our stock option plans for all employees, including reviewing and approving the granting of options and other incentive awards; and

  •
  reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Duties of directors

        Under British Virgin Islands law, our board of directors has a duty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances. In fulfilling their duty of care to us, our board of directors must ensure compliance with the BVI Act and our Amended Memorandum and Articles of Association. Under the Section 184B of the BVI Act, "if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes this Act or the memorandum or articles of the company, the Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, this Act or the memorandum or articles."

        Under the BVI Act, the board of directors has the responsibility and have all the powers necessary for managing or directing or supervising our business and affairs, including, but not limited to, the following:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company.

Stock option plan

SOP I and SOP II

        On March 25, 2010, our board of directors adopted our Stock Option Plan, or SOP. At that time, our board of directors reserved up to 8.0% of our then-outstanding ordinary shares, or 2,434,796 ordinary shares, for issuance in connection with the vesting of options to be granted under the SOP to our employees and managers and employees and managers of our designated subsidiaries and associated companies. We refer to these options as SOP I. On December 13, 2011, our board of directors reserved an additional 2.0% of our then-outstanding ordinary shares, or 621,124 ordinary shares, for issuance in connection with the vesting of options that may be granted under the SOP. We refer to these options as SOP II.

        IBS Group incorporated a special purpose vehicle, Luxoft SOP Company S.A., a British Virgin Islands company ("Luxoft SOP"), to operate the SOP. The SOP is implemented by way of option agreements among IBS, Rus Lux Limited, the participants, us and Luxoft SOP. Under the SOP, we issue our ordinary shares to Luxoft SOP in connection with the vesting of SOP options, and Luxoft SOP then transfers such shares to participants in accordance with the option agreements.

        The SOP is administered by the SOP Committee, a special committee appointed by our board of directors to adopt any decisions and execute any documents required in order to implement and administer the SOP and the option agreements. In connection with our initial public offering, the administration of the SOP was transferred to our compensation committee. Options granted under the SOP vest at such times and upon such terms and conditions as set forth in the option agreements. Holders of options granted under the SOP may exercise their options without payment of an exercise price.

        Each option granted under the SOP I is divided into five tranches. The first tranche became exercisable on March 31, 2010 without any conditions. The second, third, and fourth tranches became exercisable on March 31, 2011, 2012, and 2013, respectively, generally subject to the condition that the participant remained employed with us or any of our affiliates as of the relevant dates. The fifth tranche became exercisable on March 31, 2013, generally subject to the conditions that the participant remains employed with us or any of our affiliates as of such date and that we achieve certain EBITDA and revenue metrics for the year ended March 31, 2013. EBITDA is defined as earnings before interest, tax, depreciation and amortization. On June 14, 2012, our board of directors approved the acceleration of exercisability of the fourth and fifth tranches applicable to the options held by certain of our officers which resulted in the acceleration of 116,956 options. One of the option agreements under the SOP I did not subject the exercisability of any tranches to any conditions. As of March 31, 2014, 2,368,800 of our Class A ordinary shares had been granted under the SOP I; 2,232,132 options were exercised and underlying shares issued; 106,288 Class A ordinary shares underlying options were vested, exercisable and issued to Luxoft SOP; and 30,380 options and underlying Class A ordinary shares were not granted to any participant and remain in the SOP I share pool. Under the SOP II, 621,124 shares were set aside for our employees and managers. On December 14, 2011, the SOP Committee approved the issuance of an aggregate of 585,032 options to purchase ordinary shares to forty participants. The SOP II, like the SOP I, is administered by Luxoft SOP Company S.A. Each option granted under the SOP II is divided into four tranches. The first tranche became exercisable on June 15, 2012 without any conditions. The second tranche became exercisable on June 15, 2013 and the third tranche became exercisable on June 15, 2014, subject to the condition that the participant remained employed with us or any of our affiliates as of such date. The fourth tranche did not vest and was not exercised on June 15, 2014, because certain EBITDA and revenue metrics for the year ended March 31, 2014 were not achieved.

        On June 15, 2013, our Board of Directors adopted a stock option plan (SOP II+) for two of our employees, and granted 18,900 options to purchase of our ordinary shares to these participants. The options granted pursuant to the SOP II+ plan had the following vesting schedule: 6,748 options on June 15, 2013; 6,076 options on June 15, 2014; and 6,076 options on June 15, 2014, subject to us having achieved certain revenue and EBITDA targets for the year ended March 31, 2014. The performance related tranche did not vest and was not exercised.

        On June 15, 2013, we issued new shares in the aggregate amount of 116,788 pursuant to the SOP II and SOP II+ vesting on June 30, 2013and 2,632 restricted shares to U.S. participants, vesting on June 15, 2014.

        On December 31, 2013, 143,808 SOP II shares subject to certain performance conditions were cancelled. Total expenses reversed amounted to $1.7 million.

        On February 12, 2014, we granted 5,883 restricted shares to US participants subject to specified service conditions. These shares vested on June 15, 2014 and were issued to Luxoft SOP upon vesting.

        As of March 31, 2014, options with respect to 609,815 of our ordinary shares had been granted less the cancelled portion of 153,972 shares; 139,104 options were exercised and underlying shares were issued; 145,292 shares underlying options vested, became exercisable and were issued to Luxoft SOP; 23,212 shares had been forfeited; and 148,235 options and underlying Class A ordinary shares subject to outstanding awards remained unvested.

        Options granted under the SOP expire five years from the date on which the first tranche becomes exercisable. Upon his or her options becoming exercisable and before they expire, a participant may either provide a written exercise notice to Luxoft SOP to exercise such options, or enter into a written agreement with the parties to the option agreement for the exercisable options to be held by Luxoft SOP for an agreed term within the exercise period and to receive during such term an annual amount from Luxoft SOP equal to the dividends applicable to such options.

        Option agreements terminate in the event of termination of employment of the participant. If a participant's participation in the SOP is terminated due to "unacceptable termination grounds," as determined by the SOP Committee, including violation by the participant of the conditions of any non-compete agreement, the SOP Committee may in its discretion provide for one of the following: (i) the participant may retain the ordinary shares granted to him or her pursuant to the exercise of options but loses any options that were not exercised as of the date of termination, or (ii) the ordinary shares granted to him or her as of the date of termination will be subject to repurchase by Luxoft SOP at a nominal value and any options that were not exercisable or exercised as of the date of termination will be forfeited. If a participant's participation in the SOP terminates due to any other reason, including termination of the participant's employment by reason of mutual consent or the participant's death, the participant may retain his or her options that have become exercisable as of the date of termination, rounded up to the nearest number in whole shares. If a participant's employment is terminated by us or any of our affiliates as a result of a change of control (as defined in the option agreements), all of his or her options will immediately become fully exercisable.

        Under the SOP, Luxoft SOP may propose annually to participants to acquire their shares and/or assign their options in exchange for certain consideration to be determined by us. If the parties agree to such an acquisition or assignment, the parties will enter into a separate agreement reflecting the agreed upon terms.

        Participants were entitled to sell or otherwise dispose of the shares granted to them pursuant to the exercise of options subject to the preemptive rights of IBS Group, Rus Lux Limited and/or Luxoft SOP set forth in the option agreement. However, upon the closing of the initial public offering, such preemptive rights ceased to exist.

        Options are non-transferable except in the event of a participant's death or if required by law.

        No provision of the option agreements may be amended unless such amendment is agreed to in writing by the participant, us and Luxoft SOP.

U.S. stock plan

        On June 14, 2012, our board of directors adopted the Luxoft Holding, Inc Stock Plan, or the U.S. SOP. The U.S. SOP generally permits the grant of stock options and restricted shares to our, and our affiliates', current and prospective directors, officers, employees and consultants. A total of 112,000 ordinary shares that were reserved for issuance under the SOP II may be delivered pursuant to awards granted under the U.S. SOP. The total amount of shares reserved for issuance was increased by 47,628 shares upon the closing of the FOSS transaction. See "ITEM 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisition Agreements." As of June 2, 2014, 119,653 options to purchase our ordinary shares were granted under the U.S. SOP, 30,660restricted shares were cancelled, 36,319 restricted shares were outstanding, and 52,584 shares underlying options were vested.

        Our board of directors, an authorized body designated by our board of directors, or another authorized delegate of our board of directors administers the U.S. SOP. The administrator's duties include (i) designating participants; (ii) determining the type or types of awards to be granted to a participant; (iii) determining the number of our ordinary shares to be covered by awards; (iv) determining the terms and conditions of any awards; (v) determining the vesting schedules of awards; (vi) accelerating the vesting or exercisability of awards; and (vii) interpreting, administering and reconciling any inconsistency in the U.S. SOP or award agreement. The administrator or our board of directors may amend or terminate the U.S. SOP at any time, except that no amendment or termination may adversely affect the rights of any participant to whom any award has been granted under the U.S. SOP without his or her written consent.

        Options granted under the U.S. SOP generally vest and become exercisable over a period of four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date and the rest vesting monthly over the next three years, subject to continued employment or service by the option holder on the relevant vesting date. Options generally expire upon the earlier of (i) ten years from the grant date, (ii) 90 days after the option holder ceases to be a director, officer, employee or consultant for any reason other than his or her death or termination of employment or service due to cause (as defined in the U.S. SOP), (iii) six months after the option holder's death or (iv) thirty days after the option holder ceases to be a director, officer, employee or consultant by reason of termination of employment or service due to cause. Unless otherwise determined by the administrator, the exercise price of options granted under the U.S. SOP may not be less than the fair market value per share on the date of grant.

        Restricted shares granted under the U.S. SOP to date generally vest in four tranches over a period of three years. With respect to restricted shares granted as of June 15, 2012, the first tranche became vested on June 15, 2012 without any conditions. The second and third tranches became vested on June 15, 2013 and 2014, respectively, generally subject to the condition that the participant remains employed with us or any of our affiliates as of the relevant dates, except as described below. The fourth tranche became vested on June 15, 2014, generally subject to the conditions that the participant remained employed with us or any of our affiliates as of such date, except as described below, and that we achieve certain EBITDA and revenue metrics for the year ended March 31, 2014. If a participant's participation in the U.S. SOP is terminated based on "acceptable termination grounds" (as defined in the U.S. SOP), (i) the participant will retain the vested restricted shares and (ii) any unvested restricted shares will be immediately forfeited. If a participant's participation in the U.S. SOP is terminated based on "unacceptable termination grounds," (as defined in the U.S. SOP), his or her restricted shares will be treated as if his or her participation terminated for cause, as described below.

        If a participant is terminated for cause under the U.S. SOP, the administrator may in its discretion (i) permit such participant to retain all awards granted to him or her as of the date of termination but deny him or her future rights to shares, including the right to exercise options that have become vested but which the participant has not yet exercised; or (ii) exercise our right to buy back at a nominal value all restricted shares granted to the participant at the moment of termination and deny him or her any future right to restricted shares.

        If we are party to a change of control (as defined in the U.S. SOP) or merger, consolidation, combination, exchange of shares, reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split in which the outstanding number of our ordinary shares as a whole is changed or exchanged, the administrator may in its discretion adjust the terms and conditions of awards, including by providing for: (i) a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of awards or providing for a period of time for exercise prior to the occurrence of such event; (ii) a cash payment to the holder of an award in consideration for the cancellation of such award; or (iii) cancellation and termination of any option having a per share exercise price equal to or in excess of the fair market value of a share subject to such option without any payment or consideration. Generally, in the event of a change of control, if the participant does not remain in our employment or our successor entity's employment following such change of control, then any outstanding options or restricted shares held by such participant will immediately become fully exercisable and vested, as applicable.

        Participants were entitled to sell or otherwise dispose of the shares granted to them pursuant to U.S. SOP subject to the preemptive rights of IBS Group, Rus Lux Limited and/or Luxoft SOP set forth in the U.S. SOP. However, upon the closing of the initial public offering, such preemptive rights ceased to exist.

        Awards under the U.S. SOP may not be transferred, except upon the participant's death by will or by the applicable laws of descent and distribution.

        Unless terminated earlier by our board of directors, the U.S. SOP will terminate on June 14, 2022.

Grant of options to our Chief Executive Officer

        Mr. Dmitry Loshchinin, our President and CEO, entered into an option agreement, dated September 27, 2010, with us, Luxoft SOP, IBS and Rus Lux Limited, providing for the terms of Mr. Loshchinin's participation under the SOP I. See above "ITEM 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Stock option plan". According to Mr. Loshchinin's option agreement, Luxoft SOP granted him options to acquire free of charge 1,518,440 ordinary shares. For purposes of exercisability, such grant was divided into five tranches. The first tranche, comprising 873,516 options, became exercisable immediately without any conditions. The second, third, and fourth tranches, comprising 5,152, 5,180 and 312,480 options, respectively, became exercisable on March 31, 2011, 2012, and 2013, respectively, subject to the condition that

Mr. Loshchinin remains employed with us or any of our affiliates as of the relevant dates. The fifth tranche, comprising 322,112 options, became exercisable on March 31, 2013. In May 2013, Mr. Loshchinin exercised his option rights for 1,518,440 shares, which were transferred into Mr. Loshchinin's ownership.

        According to Mr. Loshchinin's option agreement, a portion of his options were granted in replacement of his 5% shareholding in Luxoft RM S.R.L. Under Mr. Loshchinin's option agreement, we have agreed to buy the relevant shares (5% in Luxoft RM S.R.L.) from Mr. Loshchinin, and Mr. Loshchinin has agreed to conclude and register such share transfer to us, which took place on October 21, 2010.

        Mr. Loshchinin's option agreement will terminate in the event of termination of his employment with us or any of our affiliates. If Mr. Loshchinin's employment terminates due to cause, the SOP Committee may in its discretion provide for one of the following: (i) he may retain the ordinary shares granted to him pursuant to the exercise of options but loses any options that he has not exercised as of the date of termination, or (ii) the ordinary shares granted to him as of the date of termination will be subject to repurchase by Luxoft SOP at a nominal value and any options that were not exercisable or exercised as of the date of termination will be forfeited. If Mr. Loshchinin's employment terminates due to any other reason, he may retain his options that have become exercisable as of the date of termination, rounded up to the nearest number in whole shares. If Mr. Loshchinin's employment is terminated by us or any of our affiliates as a result of a change of control (as defined in his option agreement), all of his options will immediately become fully exercisable.

        Mr. Loshchinin was entitled to sell or otherwise dispose of the ordinary shares transferred to him pursuant to the exercise of his options subject to the preemptive rights of IBS Group, Rus Lux Limited and/or Luxoft SOP set forth in his option agreement. However, upon the closing of the initial public offering, such preemptive rights ceased to exist.

        During the year ended March 31, 2014, Mr. Loshchinin has sold in the aggregate 133,141 of our Class A ordinary shares.

        Indemnification British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful. See "ITEM 10. Additional Information—Memorandum and Articles of Association."

D.  Employees

        Our human capital is a critical component of our business. Attracting and retaining skilled personnel is a key factor in our ability to grow our sales and meet client expectations. As of March 31, 2014, we had 7,519 employees worldwide.

        We compensate our personnel through a combination of salaries, short-term bonuses and long-term incentives through our stock option plan that are based on the seniority of the personnel. We allocate bonuses based on a set of relevant key performance indicators (KPIs) within each department and role. Our stock option plan was adopted in March 2010 and nine of our senior managers were granted options pursuant to the plan. We amended the plan in December 2011 to increase the number of shares reserved and granted options to 40 additional senior personnel.

        The breakdown of our personnel by country is as follows:

	Years ended March 31,
	2012	2013	2014
Location
Russia	2,145	2,076	2,313
Ukraine	2.129	2,582	3,589
Romania	655	732	834
Poland	149	238	394
U.S.	53	83	137
UK	60	69	96
Other locations	63	66	156

Total	5,254	5,846	7,519

        The breakdown of our personnel by department is as follows:

	Years ended March 31,
	2012	2013	2014
Department
Engineering and development(1)	4,556	4,927	6,366
Human resources, sales and marketing(2)	203	300	376
Administration	472	596	754
Executive management	23	23	23

Total	5,254	5,846	7,519

(1)
This department consists of all of our IT professionals.

(2)
Human Resources includes recruitment and training departments.

        Most of our personnel are salaried employees. While the majority of our personnel in Ukraine are employed as contractors they otherwise work on substantially equal basis and terms with our salaried employees in Russia. None of our employees are members of unions or are represented by collective bargaining agreements. We believe we have retained a good working relationship with our employees and contractors and have not experienced any labor disputes.

E.  Share Ownership

        For information regarding the share ownership of our directors and executive officers, please refer to "ITEM 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Compensation—Option Plans" and "ITEM 7. Major Shareholders and Related Party Transactions—Major Shareholders".

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of June 30, 2014 by:

  •
  each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

  •
  each of our directors and executive officers individually; and

  •
  all of our directors and executive officers as a group.

        The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on the 32,851,345ordinary shares outstanding as of June 30, 2014, comprising 9,092,750 Class A shares and 23,758,595 Class B shares. All of our shareholders, including the shareholders listed below, have the same voting rights attached to the respective class of their ordinary shares. Our Class A ordinary shares have one vote per share. Our class B ordinary shares have ten votes per share. See "ITEM 10. Additional Information—Memorandum and Articles of Association—Voting rights." Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder's address is c/o Luxoft Holding, Inc, Akara Bldg., 24 De Castro Street, Wickhams Cay 1, PO Box 3136, Road Town, Tortola, BVI.

        For a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates during the periods under review, see "ITEM 7. Major Shareholders and Related Party Transactions."

	Shares Beneficially Owned
	Class A		Class B
					% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares(7)%
Principal Shareholders:
IBS Group Holding Limited(1)	239,838	2.6%	22,540,155	94.9	91.5%
Luxoft SOP S.A.(2)	239,838	2.6	—	*	*
Lord, Abbett & Co. LLC(3)	693,796	7.6	—	*	—
FMR LLC(4)	835,806	9.2	—	*	—
Morgan Stanley(5)	509,683	5.6	—	*	—
BlackRock, Inc.(6)	485,172	5.3	—	*	—
Executive Officers, Directors and Director Nominees
Anatoly Karachinskiy(1)	239,838	2.6	22,540,155	94.9	91.5
Przemyslaw Berend	4,737	*	—		*
Marc Kasher	—	—	—	—	—
Vladimir Morozov	—	—	—	—	—
Sergey Matsotsky	—	—	—	—	—
Mikhail Friedland	268,688	3.0	—		*
Glen Granovsky	6,312	*	—		*
Vadim Iasenik	18,516	*	—		*
Dmitry Loshchinin	170,207	1.9	1,218,440	5.1	5.0
Roman Trachtenberg	12,952	*	—	0.0	*
Roman Yakushkin	2,008	*	—	0.0	*
Thomas Pickering	—	—	—	—	—
Esther Dyson

All executive officers and directors as a group (13 persons)	723,258	8.0	23,758,595	100.0	96.6

*
Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)
Based on information provided to the registrant by the reporting person. Includes 22,540,155 Class B ordinary shares held by IBS Group Holding Limited and 247,286 Class A ordinary shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group Holding Limited, on behalf of participants in our equity plans. See "ITEM 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Stock option plan." Our ordinary shares are issued to Luxoft SOP Company S.A. in connection with the vesting of options, and Luxoft SOP Company S.A. then transfers such shares to participants in accordance with the option agreements. The Compensation Committee of our Board of Directors has voting power over such shares in connection with its responsibilities of administering the equity plans. Mr. Anatoly Karachinskiy, the President and Chairman of the Advisory Board of IBS Group Holding Limited, owns 100% of BXA Investments Ltd., which owns 8,346,000 shares, or 37.7%, of IBS Group Holding Limited. Mr. Karachinskiy also owns 1,242,084 global depositary receipts each representing one share of IBS Group Holding Limited, or approximately 5.6% of IBS Group Holding Limited, deposited at The Bank of New York Mellon. Croyton Limited, which holds 4,472,078 shares, or 20.2%, of IBS Group Holding Limited, is the trustee for the IBS Group founders trust. Beneficiaries of this trust are, among others, Mr. Karachinskiy and Mr. Sergey Matsotsky. Mr. Karachinskiy may be deemed to have voting and investment power with respect to the shares IBS Group Holding Limited beneficially owns and, therefore, may be deemed to have beneficial ownership of such shares. The address for IBS Group is Kissack Court, 29 Parliament Street, IMS 1JA, Ramsey, Isle of Man.

(2)
Based on information provided to the registrant by reporting person, Includes 247,286 Class A ordinary shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group. See "ITEM 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Stock option plan."

(3)
Based on a Schedule 13G filed on February 14, 2014, as amended by Amendment No. 1 to Schedule 13G filed on July 10, 2014. Lord, Abbett & Co. LLC has sole voting power over 681,894 Class A ordinary shares and sole dispositive power over 693,796 Class A ordinary shares. The address of Lord, Abbett & Co. LLC is 90 Hudson Street, Jersey City, NJ 07302.

(4)
Based on a Schedule 13G/A filed on June 10, 2014. FMR LLC has sole voting power over 11,800 Class A ordinary shares and sole dispositive power over 835,806 Class A ordinary shares The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(5)
Based on a Schedule 13G filed on February 11, 2014. The address of Morgan Stanley entities is 1585 Broadway, New York NY 10036 and the address of Morgan Stanley Investment Management Inc. is 522 Fifth Avenue, New York, NY 10036.

(6)
Based on a Schedule 13G filed on January 31, 2014. The address of BlackRock, Inc. is 40 East 52nd Street, New York NY 10022.

(7)
The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time at the option of the holder into one Class A ordinary share.

B.  Related Party Transactions

Relationship with IBS Group

        Our principal shareholder is IBS Group. IBS Group's global depositary receipts are listed on the Frankfurt Stock Exchange. IBS Group's business consists of two primary segments: IT services and software development. We comprise IBS Group's entire software development segment. As described in more detail below, historically, IBS Group's business segments have been operated on a substantially independent basis, with the exception of certain financing arrangements and limited service agreements, equipment purchases and leasing arrangements. We continue to provide to and purchase from

IBS Group certain services on a limited basis in the ordinary course of our business on terms similar to those in arm's-length transactions, but will not continue to obtain financing from IBS Group. As of June 30, 1014, IBS Group beneficially owns 69.3% of our outstanding ordinary shares and 91.47% of our voting power.

Provision of services

        We have previously entered into, and continue to enter into a number of agreements with IBS Group affiliates for the provision to IBS Group affiliates of software development services, recruitment services, consulting services and services related to staffing and creating dedicated delivery centers. The majority of these agreements are framework agreements entered into for an indefinite term or for a term ranging from one to three years. Our framework recruitment services agreements are for a term of one year and are subject to automatic renewal unless either party terminates the agreement in advance. Our framework services agreements are on a mutually non-exclusive basis and contain neither minimum purchase requirements nor service commitments. The services agreements contain customary limitations on liability and indemnification provisions, and are subject to customary termination provisions. Each project under these framework agreements is governed by an individual statement of work. In the aggregate, our sales of services to IBS Group affiliates amounted to $4.9 million, $8.0 million and $4.3 million for the years ended March 31, 2012, 2013 and 2014. We will continue providing services to IBS Group affiliates on a regular basis in the ordinary course of our business.

Purchase of services

        We have previously entered into, and continue to enter into a number of written agreements and several arrangements with IBS Group affiliates for the purchase of IT and telecom services, management services, marketing services and consulting services from the affiliates of IBS Group. The agreements are for an initial term of one year subject to automatic renewal upon the expiration of each subsequent year unless either party terminates the agreements. The agreements also contain customary termination provisions, are on a mutually non-exclusive basis and contain neither minimum purchase requirements nor service commitments. The agreements contain customary limitations on liability and indemnification provisions. In the aggregate, our purchases of services from IBS Group affiliates, excluding lease of premises described separately, amounted to $0.5 million for the year ended March 31, 2014. We will continue purchasing IT and telecom and other services from IBS Group affiliates on a regular basis in the ordinary course of our business.

Purchase of equipment

        We have previously entered into, and continue to enter into several agreements for the purchase of software, computers and related components and other equipment from IBS Group affiliates. The purchases were not on an installment basis, and we did not enter into any financing arrangements in connection with these purchases. The purchases were on an "as-is" basis.

        During the year ended March 31, 2014, our total expenses in connection with the purchase of software, computers, related components and other equipment, excluding software licenses, amounted to $1.5 million. We expect to continue purchasing equipment from IBS Group affiliates in the ordinary course of business.

Financing arrangements

        On October 4, 2012, Luxoft International, as lender, entered into an unsecured EUR 0.7 million term loan agreement with IBS International, an IBS Group affiliate, as borrower, for working capital purposes. The loan was due on October 4, 2013 and bore interest at a rate of 6.5% per annum, and has been fully repaid.

Acquisition agreements

        In connection with the procurement of financing for, and bank guarantees related to, our acquisition of Luxoft Professional Romania S.R.L. (formerly ITC Networks S.R.L.), we entered into a loan agreement with IBS Group $10.4 million in July 2010. The terms of this agreements mirror the terms of three loan and bank guarantee agreements between IBS Group and ZAO UniCredit Bank. IBS Group's loans from ZAO UniCredit Bank under this loan agreements were secured by a pledge equal to 25% of our outstanding ordinary shares plus one additional ordinary share and the loans were secured by our guarantee. The agreement, entered into on July 22, 2010, bore interest at a rate of one month LIBOR plus 5% per annum and matured on July 21, 2013. As of March 31, 2014, these loans have been fully repaid and our shares were released from the pledge.

Guarantees and suretyships

        During the year ended March 31, 2014, IBS Group and its affiliates entered into several agreements to unconditionally and irrevocably guarantee performance of our obligations under certain loan agreements and agreement for providing line for documentary operations with third-party lenders. The guarantees were limited by the maximum amount of the guaranteed obligations which include the principal amounts of the loans or letters of credit ranging from $1.0 million to $18.0 million, interest rate, default, penalty and other payments. The guarantees and suretyships entered into with IBS Group and its affiliates are irrevocable and IBS Group and its affiliates may not assign their respective rights and obligations to third parties. The guarantees and suretyships expire upon the full payment by us of the amounts underlying such guarantees and suretyships, or otherwise upon the expiration of the perpetuity period specified in such agreements. The list of guarantees effective as of March 31, 2014 is set forth below.

  •
  Deed of guarantee by IBS Group to Deutsche Bank Ltd., dated April 21, 2011.

  •
  Guarantee by IBS Group to ZAO UniCredit Bank dated April 25, 2013.

        Between April 2013 and March 31, 2014, we, as surety, entered into a number of suretyship agreements to secure performance by IBS Group affiliates of their respective obligations under certain loan agreements and agreements of providing line for documentary operations with third-party lenders. The suretyships were limited by the maximum amount of the secured obligations which included the principal amounts of the loans or letters of credit ranging from $0.8 million to $12.5 million, interest rate, default, penalty and other payments. The list of terminated agreements terminated as of March 31, 2014 included suretyship agreements concluded in favor of ZAO UniCredit Bank, OAO MDM Bank and OAO Rosbank.

        The following agreements were still in effect as of March 31, 2014

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated December 10, 2012. This agreement terminates on December 10, 2017.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated March 12, 2013. This agreement terminates on March 12, 2018.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated June 7, 2013. This agreement terminates on June 7, 2018.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated June 7, 2013. This agreement terminates on June 7, 2018.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated July 15, 2013. This agreement terminates on July 15, 2018.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated July 18, 2013. This agreement terminates on July 18, 2018.

Sublicensing and licensing agreements

        In April 2012, we entered into a sub-licensing agreement with an IBS Group affiliate. Under this sub-licensing agreement the IBS Group affiliate undertook to grant to us a non-exclusive right to use certain licensed Microsoft software for an aggregate fee of $1.4 million payable in three portions. The rights are granted in three stages upon payment of the relevant portion of the fee to IBS Group affiliate. The agreement is valid 36 months after the signing. During the period from April 01, 2013 to March 31, 2014, the aggregate fee charged to us under this agreement amounted to $0.5 million.

Other related party transactions

        Between June 9, 2008 and March 31, 2014, we entered into agreements with ZAO VTB 24, VTB Capital plc, OAO VTB Bank and ZAO VTB Capital, all of whom are affiliates of our shareholder, Rus Lux Limited, for the provision of software development, installation, testing, adaptation, support and integration services, as well as modification and maintenance services. For the year ended March 31, 2014, our revenues from our agreements with affiliates of Rus Lux Limited totaled $0.2 million. Rus Lux Limited has sold all of its shares in our company in November 2013 and revenue earned for the period between November 27, 2013 and March 31, 2014 was not treated as transactions with related party.

Registration Rights Agreement

        On June 10, 2013, we entered into a registration rights agreement with IBS Group. Pursuant to a registration rights agreement, IBS Group has the right to request that we file a registration statement registering its shares, provided that the value of the shares to be registered is not less than $5.0 million, net of any underwriting discount or commission and provided further that we are not required to such registration statement before the later of 180 days of the pricing of our initial public offering, or the expiration of IBS Group's lock-up agreement. IBS Group may also request that we file a registration statement on a Form F-3 or S-3, if we are eligible to use such form. The agreement requires a six-month waiting period between demand registrations.

        IBS Group has piggyback registration rights, which provide it with the right to register its shares in the event of an offering of securities by us. The piggyback registration rights are subject to certain restrictions and limitations, including the right of the managing underwriters to limit the number of shares included in such registration if it would interfere with the successful marketing of the shares.

        The registration rights agreement contains customary indemnification and contribution provisions. Registration rights under the registration rights agreement terminate when no registrable securities are outstanding.

ITEM 8.    FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Consolidated financial statements

        We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Legal proceedings

        Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceeding, nor are we aware of any material legal or governmental proceeding against us, or contemplated to be brought against us.

Dividend Policy

        In December 2011, we paid a $4.0 million dividend, representing $0.14 per share, to our shareholders for the year ended March 31, 2011. On July 21, 2012, we declared a $27.0 million dividend, representing $0.91 per share, for the year ended March 31, 2012, $22.0 million of which was paid to our shareholders, and the balance of which was offset against a loan receivable from IBS Group. On April 30, 2013, we declared a $30.5 million dividend, representing $1.00 per share, to our shareholders, for the year ended March 31, 2013. We have paid this dividend in full by the end of November 2013 out of our operating cash flows.

        Although we have declared and paid dividends in prior years, we do not intend to declare or pay any regular dividends on our ordinary shares for the foreseeable future. While we currently intend to retain all available funds and any future earnings to fund the development and growth of our business, we may, by a resolution of the board of directors, authorize a special one-time dividend or other form of distribution to our shareholders at such time and such amount as the board of directors determine to be appropriate and in the best interest of the Company. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, subject to the BVI Act, and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition and future prospects, strategic plans of the Company and other factors our board of directors may deem relevant. Any future dividend that our board of directors may declares will be shared equally on a per share basis.

B.  Significant Changes

        No significant changes have occurred since March 31, 2014, except as otherwise disclosed in this annual report.

ITEM 9.    THE OFFER AND LISTING

        Our Class A ordinary shares have been trading on the New York Stock Exchange since June 26, 2013, under the symbol "LXFT". Prior to that time, there was no public market for our Class A ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per Class A ordinary share as reported on NYSE:

	NYSE
Annual	High	Low
	(price per ordinary share)
Fiscal Year ended March 31, 2014 (beginning on June 26, 2013)	43.33	19.89

	NYSE
Quarterly	High	Low
First Quarter ended June 30, 2014	36.72	24.38
Fourth Quarter ended March 31, 2014	43.33	28.83
Third Quarter ended December 31, 2013	38.06	25.50
Second Quarter ended September 30, 2013	26.90	19.90
First Quarter ended June 30, 2013 (beginning on June 26, 2013)	21.70	18.55

	NYSE
Most Recent Six Months	High	Low
	(price per ordinary share)
July 2014 (through July 8, 2014)	37.59	36.19
June 2014	36.65	31.20
May 2014	32.96	24.38
April 2014	36.72	26.99
March 2014	35.07	28.83
February 2014	43.33	36.02
January 2014	38.29	36.50

        The closing price of our Class A ordinary shares as of July 8, 2014 was U.S. $37.59 per ordinary share.

C.  Markets

ITEM 10.    ADDITIONAL INFORMATION

B.  Memorandum and Articles of Association

General

        We are a company incorporated in the British Virgin Islands and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

        As of June 30, 2014, pursuant to our Amended Memorandum and Articles of Association, we are authorized to issue a maximum of 80,000,000 ordinary shares of no par value of which 32,851,345 shares are in issue and outstanding.

        Under our Amended Memorandum and Articles of Association, which became effective upon closing of our initial public offering, we are authorized to issue up to 80,000,000 ordinary shares, with no par value.

        The following are summaries of material terms and provisions of our Amended Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our ordinary shares. Unless otherwise stated, the following summaries are of the terms of our shares as of the date of this annual report. This summary is not intended to be complete, and you should read the form of our Amended Memorandum and Articles of Association, which has been filed as an exhibit to our registration statement on Form F-1.

Meetings of shareholders

        If our shareholders want us to hold a meeting of shareholders of the company, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

        Subject to our Amended Memorandum and Articles of Association, a meeting of shareholders of the company will be called by not less than ten days' written notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the notice, does not invalidate the meeting.

        A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

        A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote at the meeting. A quorum may comprise of a single shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

Rights attaching to shares

Voting rights

        Holders of our Class A ordinary shares and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, except as otherwise expressly provided in our Amended Memorandum and Articles of Association or required by applicable law, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to ten votes per Class B ordinary share. Except as required by any applicable law or as provided for in this annual report, the holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders.

        Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, which enters the names of our shareholders in our register of members. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

        Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder of record who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

        No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting. Shareholders of record may also pass written resolutions without a meeting.

        There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation. We have made provisions in our Amended Memorandum and Articles of Association to prohibit cumulative voting for such elections.

Protection of minority shareholders

        Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the BVI Act or the constituent documents of the corporation, our Amended Memorandum and Articles of Association. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and the Amended Memorandum and Articles of Association.

        There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's Amended Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the U.S.

Conversion

        Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. In addition, each Class B ordinary share will convert automatically into one Class A ordinary share upon the earlier of (i) any date specified by the affirmative vote or written consent of the holders of two-thirds or more of the outstanding Class B ordinary shares, (ii) the death or disability of a holder of such Class B ordinary share, (iii) a change of control transaction (as described in the Amended Memorandum and Articles of Association) with respect to a holder of such Class B ordinary share, (iv) any transfer, whether or not for value, except for certain transfers described in our Amended Memorandum and Articles of Association, including, without limitation, transfers to certain affiliates and for tax and estate planning purposes, so long as the transferring holder of Class B ordinary shares continues to hold exclusive voting and dispositive power with respect to the shares transferred, (v) the trading day immediately after the earliest date on which the number of outstanding Class B ordinary shares represents less than 10% of the aggregate combined number of outstanding Class A and Class B ordinary shares or (vi) June 7, 2020 (the seventh anniversary of the adoption of the Amended Memorandum and Articles of Association).

Preferred shares

        Our board of directors may, without further action by our shareholders, fix the rights, preferences, privileges and restrictions of such number of preferred shares as the board of directors in their sole discretion deems fit, in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A ordinary shares. The issuance of our preferred shares could adversely affect the voting power of holders of our

Class A ordinary shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred shares could have the effect of delaying, deferring or preventing a change of control or other corporate action. Presently we have no preferred shares outstanding, and we have no present plan to issue any preferred shares.

Pre-emption rights

        British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law. There are no pre-emption rights applicable to the issuance of new shares under either British Virgin Islands law or our Amended Memorandum and Articles of Association.

Liquidation rights

        As permitted by British Virgin Islands law and our Amended Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Modification of rights

        As permitted by British Virgin Islands law, and our Amended Memorandum and Articles of Association, we may vary the rights attached to our Class A and Class B ordinary shares only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares of a particular class of shares.

Transfer of shares

        Subject to any applicable restrictions set forth in our Amended Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve.

        Our board of directors may, in its absolute discretion, resolve to refuse or delay the registration of any transfer of any share for reasons that shall be specified in the Resolution of Directors. If our directors refuse or delay the registration of a transfer they shall, as soon as practicable, send to each of the transferor and the transferee notice of such refusal or delay in the agreed form.

Changes in authorized ordinary shares

        By resolution of our shareholders or resolution of our directors we may (i) consolidate and divide all or any of our unissued authorized shares into shares of larger amount than our existing shares; (ii) sub-divide our existing Class A ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act; (iii) cancel any ordinary shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or (iv) create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval.

Share repurchase

        As permitted by the BVI Act and our Amended Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us.

Forfeiture

        BVI law does not impose any procedures or timelines whereby the board may make calls on shareholders in terms of outstanding taxes or fees. See "ITEM 10. Additional Information—Taxation—Taxation in the British Virgin Islands." However, where a par value share is issued by a BVI company and is not fully paid, then section 47(3) of the BVI Act provides that the person to whom the share is issued is liable to pay to the company an amount equal to the difference between the price and the par value.

        In addition to the position under the BVI Act, article 5 our Amended Memorandum and Articles of Association sets out certain forfeiture procedures with respect to shares that are not fully paid on issue. Therefore, we may deliver a written call notice requiring payment within 14 days from the date of service of the notice. If the shareholder fails to pay for the shares, at or before the time set out in the notice, the shares may be forfeited.

        However, notwithstanding the forfeiture provisions in the Amended Memorandum and Articles of Association, our Class A shares and the Class B shares have no par value and the forfeiture provisions will not apply in respect of such shares.

Dividends

        Subject to the BVI Act and our Amended Memorandum and Articles of Association, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we will satisfy the 'solvency test'. A company will satisfy the solvency test if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company's failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

Untraceable shareholders

        We are entitled to sell any shares of a shareholder who is untraceable, as long as:

  •
  all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

  •
  we have not during that time or before the expiry of the three-month period referred to in the following point received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

  •
  upon expiration of the twelve-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

        The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of directors

        We are managed by a board of directors which currently consists of seven directors. Our Amended Memorandum and Articles of Association provide that the board of directors shall consist of not less than two directors.

        Our shareholders may, pursuant to our Amended Memorandum and Articles of Association, at any time remove any director before the expiration of his or her period of office for cause, and may, pursuant to our Amended Memorandum and Articles of Association, elect another person in his or her stead. Subject to our Amended Memorandum and Articles of Association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our Amended Memorandum and Articles of Association (if any).

        There are no share ownership qualifications for directors.

        Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

        A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

        Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass unanimous written resolutions without a meeting.

        The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our Amended Memorandum and Articles of Association, the independent directors shall also be entitled to reimbursement of out-of-pocket expenses in connection with the performance of their duties as director.

Issuance of additional ordinary shares

        Our Amended Memorandum and Articles of Association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our Amended Memorandum and Articles of Association authorize our board of directors from time to time to issue ordinary shares to the extent permitted by the BVI Act.

Changes in authorized shares

        We are authorized to issue 50,000,000 Class A ordinary shares and 30,000,000 Class B ordinary shares which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. We may by resolution:

  •
  consolidate and divide all or any of our unissued authorized shares into shares of a larger amount than our existing shares;

  •
  sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act;

  •
  cancel any ordinary shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

  •
  create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval.

Inspection of books and records

        Under British Virgin Islands law holders of our ordinary shares will be entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a) Amended Memorandum and Articles of Association; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders of which he is a shareholder.

        Subject to our Amended Memorandum and Articles of Association, our board of directors may, if they are satisfied that it would be contrary to our interest to allow a shareholder to inspect any document, or part of a document as referenced above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where our directors exercise their powers in these circumstances, they shall notify the shareholder as soon as reasonably practicable.

Differences in corporate law

        We were incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they enjoyed under the Delaware Corporate Law.

Conflicts of interest

        Pursuant to the BVI Act and the company's memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

  •
  vote on a matter relating to the transaction;

  •
  attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

  •
  sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Anti-money laundering laws

        In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

        We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

        If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Duties of directors

        British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Anti-takeover provisions

        The BVI Act does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our Amended Memorandum and Articles of Association contain the following provisions which may be regarded as defensive measures: (i) a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; (ii) the prevention of "business combinations" with "interested shareholders" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our articles of association by a general meeting of our shareholders or satisfies other requirements specified in our articles of association; (iii) directors' ability, in their absolute discretion, to decline to register any transfer of shares without assigning any reason; (iv) our board of directors' ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution; (v) restrictions on the ability of shareholders to call meetings and bring proposals before meetings; (vi) elimination of the ability of shareholders to act by written consent; and (vii) the requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Amended Memorandum and Articles of Association.

Interested directors

        The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director's interest was disclosed to the board prior to the company's entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on the usual terms and conditions). As permitted by British Virgin Islands law and our Amended Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Voting rights and quorum requirements

        Under British Virgin Islands law, the voting rights of shareholders are regulated by the company's Amended Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Mergers and similar arrangements

        Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of two thirds (2/3) or more of the votes of the shares entitled to vote thereon which were present at the meeting and voted, or a resolution consented to in writing by the same number of the votes of the Shares entitled to vote thereon.

        Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of amended association and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Shareholder suits

        We are not aware of any reported class action or derivative action having been brought against the company in a British Virgin Islands court.

        Under the BVI Act, if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum of association or articles of the company, the BVI Court may, on the application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in that conduct.

        In addition, under the BVI Act, the BVI Court may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company or to intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave for such derivative actions, the Court must take into account certain matters, including whether the shareholder is acting in good faith, whether the derivative action is in the interests of the company taking account of the views of the company's directors on commercial matters and whether an alternative remedy to the derivative claim is available.

        A shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder. The BVI Act also includes provisions for actions based on oppression, and for representative actions where the interests of the claimant are substantially the same as those of other shareholders.

Corporate governance

        British Virgin Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve.

Indemnification

        British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Staggered board of directors

        The BVI Act does not contain statutory provisions that require staggered board arrangements for a British Virgin Islands company and our articles of association do not provide for a staggered board.

C.  Material Contracts

        The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the year immediately preceding the filing of this annual report:

        We entered into an underwriting agreement between us, IBS Group and UBS Limited, as representative of the underwriters, on June 25, 2013, with respect to the Class A ordinary shares sold in our IPO. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

        Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location
Agreement with Deutsche Bank	"ITEM 3. Key Information—Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."
Agreement with UBS

"ITEM 3. Key Information—Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."

Agreement with Boeing

"ITEM 3. Key Information—Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."

Agreement with Freedom Professional Services & Technologies LLC, entered into on February 20, 2013	"ITEM 5. Operating and Financial Review and Prospects—Operating Results—Acquisitions and joint ventures."
Agreement with Deutsche Bank AG (London Branch) and DB Services New Jersey, Inc., entered into on December 31, 2012	"ITEM 5. Operating and Financial Review and Prospects—Operating Results—Acquisitions and joint ventures."
Credit Agreement with Amsterdam Trade Bank, N.V. and amendments thereto, entered into on July 16, 2010	"ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Credit facilities."
Full Recourse Receivables Purchase Facility Agreement, entered into on November 28, 2013	"ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Credit facilities."
Overdraft Facility Agreement with Amsterdam Trade Bank, N.V., entered into on December 16, 2009	"ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Overdraft facilities."
Uncommitted Receivables Purchase Agreement, entered into on January 15, 2013	"ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Overdraft facilities."

Material Contract	Location
Overdraft Facility Agreement with Deutsche Bank Ltd, entered into on December 20, 2010	"ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Overdraft facilities."
Overdraft Facility Agreement with ZAO Citibank, entered into on October 25, 2012 and November 12, 2013	"ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Overdraft facilities."
Luxoft Holding, Inc Stock Plan	"ITEM 6. Directors, Senior Management and Employees—Board Practices—Stock option plan—U.S. stock plan."
Option agreement of D. Loshchinin	"ITEM 6. Directors, Senior Management and Employees—Board Practices—Stock option plan—Grant of options to our Chief Executive Officer."

Minutes of a Meeting of Stock Option Plan Committee of Luxoft Holding, Inc on December 14, 2011: Annex #1 to Minutes of a Meeting of Stock Option Plan Committee of Luxoft Holding, Inc on December 14, 2011. Main Terms and Conditions of Stock Option Plan 2 and Form of Option Agreement

"ITEM 6. Directors, Senior Management and Employees—Board Practices—Stock option plan—SOP I and SOP II."
Unanimous written consent of directors of Luxoft Holding, Inc on issue of shares under incentive stock option plan, dated March 25, 2010, and Form of Option Agreement	"ITEM 6. Directors, Senior Management and Employees—Board Practices—Stock option plan—SOP I and SOP II."
Loan Agreement with IBS Group, entered into on July 22, 2010	"ITEM 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with IBS Group."
Registration Rights Agreement	"ITEM 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement."

D.  Exchange Controls

        There is no income or other tax of the British Virgin Islands imposed by withholding or otherwise on any payment to be made by us.

        We are free to acquire, hold and sell foreign currency and securities without restriction. There is no exchange control legislation under British Virgin Islands law and accordingly there are no exchange control regulations imposed under British Virgin Islands law that would prevent us from paying dividends to shareholders in United States Dollars or any other currencies, and all such dividends may be freely transferred out of the British Virgin Islands, clear of any income or other tax of the British Virgin Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the British Virgin Islands.

E.  Taxation

        The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Class A ordinary shares. Investors should consult their own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Taxation in the British Virgin Islands

        The Government of the British Virgin Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its securityholders (who are not tax resident in the British Virgin Islands).

        The company, and all distributions, interest and other amounts paid by the company to persons who are not tax resident in the British Virgin Islands, are exempt from any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

        No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.

        All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands, provided that they do not relate to real estate situated in the British Virgin Islands.

        There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its shareholders.

United States federal income taxation

        The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning, and disposing of Class A ordinary shares as of the date hereof. This discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. This summary applies only to U.S. Holders that hold Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

  •
  U.S. Holders holding Class A ordinary shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

  •
  U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  U.S. Holders liable for the alternative minimum tax;

  •
  tax-exempt organizations or entities, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

  •
  U.S. Holders that received the Class A ordinary shares as compensation for the performance of services;

  •
  U.S. Holders holding Class A ordinary shares that own or are deemed to own 10% or more of the voting shares of the Company; or

  •
  former citizens and residents of the United States subject to tax as expatriates.

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local, and foreign tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Class A ordinary shares who is, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons that have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Class A ordinary shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

        Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. See "ITEM 10. Additional Information—Taxation—Passive foreign investment company considerations" below. Further, this summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of owning, and disposing of Class A ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of distributions

        Distributions paid on Class A ordinary shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to Class A ordinary shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder's adjusted tax basis in Class A ordinary shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held Class A ordinary shares for more than one year as of the time such distribution is received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional Class A ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

        With respect to non-corporate U.S. Holders, dividends received may be subject to reduced rates of taxation provided that our Class A ordinary shares are readily tradable on a qualifying U.S. securities market and that (i) such U.S. Holder holds such Class A ordinary shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. Our Class A ordinary shares currently trade on the NYSE, which is currently treated as a qualifying U.S. securities market. However, there is no assurance that our Class A ordinary shares will remain "readily tradable" and, additionally, such reduced rate will not apply if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year.

        Dividends received on the Class A ordinary shares will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Sale or other taxable disposition of shares

        For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held Class A ordinary shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

        The amount of the gain or loss realized will be equal to the difference between a U.S. Holder's adjusted tax basis in the Class A ordinary shares disposed of and the amount realized on the sale or other taxable disposition. A U.S. Holder's initial tax basis in its Class A ordinary shares will be the amount paid for Class A ordinary shares. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes.

Passive foreign investment company considerations

        Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation will be classified as a PFIC in any taxable year in which, either:

  •
  at least 75% of its gross income is "passive income"; or

  •
  at least 50% of the average quarterly value of its total gross assets (which may be determined, in part, by the market value of our Class A ordinary shares, which is subject to change) is attributable to assets that produce "passive income" or are held for the production of passive income.

        Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities (other than gains that arise out of commodity hedging transactions, or that are foreign currency gains attributable to any section 988 transactions, or gains from commodities sold in an active trade or business) and securities transactions. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

        Based on our financial statements, relevant market data and the projected composition of our income and the valuation of our assets, including goodwill, we do not expect to be a PFIC for the taxable year ending March 31, 2015. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our Class A ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

        If, however, we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A ordinary shares would be allocated ratably over the U.S. Holder's holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on Class A ordinary shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of Class A ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections if, contrary to our expectation, we are classified as a PFIC. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

        If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

        If a U.S. Holder owns Class A ordinary shares during any year in which the Company is a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the Company, generally, with the U.S. Holder's federal income tax return for that year. If the Company were classified as a PFIC for a given taxable year, then holders should consult their tax advisers concerning their annual filing requirements.

        U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare tax

        Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Class A ordinary shares.

Information reporting and backup withholding

        Payments of dividends and proceeds from the sale or other taxable disposition that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign asset reporting

        Certain U.S. Holders who are individuals are required to report information relating to an interest in ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Class A ordinary shares.

H.  Documents on Display

        We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing annual, quarterly and current reports and other information with the SEC, which you can access using the means described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the Securities and Exchange Commission, within 120 days after the end of our fiscal year ended March 31, 2014 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 90 days after the end of each quarter.

        You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISLOSURES ABOUT MARKET RISK.

        We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. See also note 2 included in our accompanying audited consolidated financial statements.

Foreign currency risk

        We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2014, 65.0% of our sales were denominated in U.S. dollars and 23.7% were denominated in Euros. On the cost side, however, in the year ended March 31, 2014, 23.7% of our expenses (excluding currency losses and changes in deferred tax) were denominated in Rubles and 9.0% in Romanian leu. As a result, strengthening of the Ruble relative to the U.S. dollar presents the most significant risk to us. Fluctuations in currency exchange rates may impact our business significantly.

        Based on our results in the year ended March 31, 2014, a 1.0% increase (decrease) in the value of Euro against the U.S. dollar would have increased (decreased) our sales by $0.9 million. Based on our results in the year ended March 31, 2014, a 1.0% increase (decrease) in the value of Ruble against the U.S. dollar would have decreased (increased) our cost of services and operating expenses by $1.0 million.

        We manage our foreign currency risk primarily through short-term forward contracts in order to reduce our exposure to volatility in the currency markets. During the year ended March 31, 2014, we engaged in forward sales contracts to hedge the Euro against the U.S. dollar. Typically our outstanding instruments have maturities from one to six months, with the longest maturity not exceeding 12 months. We have obtained credit limits from our counter-party banks and are therefore not required to maintain deposits on margin accounts in case of adverse market movements. Currency options are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). Therefore, we have been incurring financial loss or income as a result of these derivatives. As of March 31, 2014, we had $0.3 million payable for our hedging positions.

Inflation risk

        Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Wage inflation in Russia, Ukraine, Romania, Poland and Vietnam, where we operate our delivery centers, could also lead to payroll increases, which may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales if the selling prices of our services do not increase in line with increases in costs.

Interest rate risk

        Our exposure to market risk for changes in interest rates relates primarily to our variable rate borrowings. See "ITEM 5. Operating and Financial Review and Prospectus—Liquidity and Capital Resources."

        We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

 PART II

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        The effective date of the registration statement, File No. 333 - 188765, for our IPO of Class A ordinary shares was June 25, 2013. The offering commenced on June 21, 2013 and was closed on July 1, 2013. UBS Limited was the lead bookrunning manager for the offering, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC were joint bookrunning managers for the offering, and VTB Capital plc and Cowen and Company, LLC were co-managers for the offering. We registered 4,092,070 Class A Ordinary Shares in the offering, which included 2,046,035 ordinary shares issued and sold by us and 2,046,035 ordinary shares sold by IBS Group. IBS Group offered the underwriters a 30-day over-allotment option to purchase up to 613,810 additional ordinary shares from IBS Group. The over-allotment was exercised by the underwriters for 613,810 ordinary shares on June 28th, 2013.

        We did not receive any proceeds from the sale by IBS Group of our ordinary shares. We issued and sold the 2,046,035 ordinary shares at a price per price of $17.00. The aggregate offering price of the shares sold by us was approximately $32.3 million. The total expenses of the offering of the shares sold by us, including underwriting discounts and commissions, were approximately $1.3 million. The net proceeds that we received from the sale of the shares offered by us in the IPO were approximately $31 million. We spent approximately $3.2 million of this amount to acquire intellectual property rights for the Horizon software from one of our financial services clients. We currently expect to use the remaining IPO proceeds for working capital and general corporate purposes.

        None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

        From the effective date of the IPO registration statement and until March 31, 2014, the net proceeds have been invested in cash and cash equivalents, marketable securities, capital expenditure and other corporate purposes.

ITEM 15:    Controls and Procedures

        (a)   Disclosure Controls and Procedures.    Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2014. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2014, our disclosures controls and procedures were effective at the reasonable assurance level.

        (b)   Management's Annual Report on Internal Control over Financial Reporting.    This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

        (c)   Changes in Internal Control over Financial Reporting.    During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A:    Audit Committee Financial Expert

        Our board of directors has determined that Marc Kasher is an "audit committee financial expert" as defined under the U.S. federal securities laws and has the requisite financial experience defined by the NYSE Listed Company Manual. In addition, Mr. Kasher is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the applicable listing standards of the NYSE.

ITEM 16B:    Code of Ethics

        We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions. This code has been posted on our website, www.luxoft.com. Waivers of our code of ethics may only be granted by the board of directors. Any amendments to this code or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. We granted no waivers under our Code of Ethics during the year ended March 31, 2014.

ITEM 16C:    Principal Accountant Fees and Services

Fees paid to the auditors

        The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Years ended March 31,
	2013	2014
	(in thousands of U.S. dollars)
Audit Fees(1)	$228	$427
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	67
All Other Fees(4)	—	—

Total	$228	$494

(1)
"Audit fees" include fees for services performed by our independent public accounting firm in connection with our annual audit for the years ended March 31, 2013 and 2014, certain procedures regarding our quarterly financial results for the year ended March 31, 2014, the filing of our Form F-1, and consultation concerning financial accounting and reporting standards.

(2)
"Audit-Related fees" relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations in connection with our registration statement on Form F-1 for our initial public offering in June 2013 and the follow-on offering in November 2013.

(3)
"Tax fees" include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)
"Other fees" include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee's Pre-Approval Policies and Procedures

        Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants. Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods are listed above.

ITEM 16F:    Change in Registrant's Certifying Accountant

        None.

ITEM 16G:    Corporate Governance

        As a foreign private issuer, we are permitted under the New York Stock Exchange rules to follow home country corporate governance practices instead of the New York Stock Exchange requirements, provided we disclose which requirements we are not following and describe the equivalent home country requirement.

        As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.

        We have elected to apply the corporate governance rules of the NYSE applicable to controlled companies, with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements, including in the event we are no longer eligible for the "controlled company" exemption.

        Certain corporate governance requirements are not reflected in the BVI Act or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See "ITEM 6. Directors, Senior Management and Employees—Board Practices—Corporate governance practices."

PART III

ITEM 17:    Financial Statements

        See Financial Statements included at the end of this annual report.

ITEM 18:    Financial Statements

        Not applicable.

ITEM 19:    Exhibits

        See exhibit index incorporated herein by reference.

SIGNATURES

        The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC
/s/ DMITRY LOSHCHININ Dmitry Loshchinin Chief Executive Officer and President
Dated: July 11, 2014

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum of Association and Articles of Association of Luxoft Holding, Inc*
4.1	Form of Registration Rights Agreement*
4.2	Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Bank, N.V., entered into on July 16, 2010*
4.3	Amendment No. 1 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank. N.V., entered into on July 16, 2010*
4.4	Amendment No. 2 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank, N.V., entered into on July 16, 2010*
4.5	Amendment No. 3 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank. N.V., entered into on July 16, 2010*
4.6	Loan Agreement No. 001/0496L/10 between IBS Group Holding Limited, Luxoft RM S.R.L. and Luxoft International Company Limited entered into on July 22, 2010*
4.7
Outsourcing Master Services Agreement between Deutsche Bank, Luxoft Holding, Inc, LLC Luxoft Professional, Luxoft Ukraine LLC, Luxoft Eastern Europe (BVI), Luxoft UK Limited, Luxoft USA, Inc. and Luxoft GmbH (Germany) entered into on January 6, 2011 and all related schedules, as amended by the Deed of Accession for Luxoft Consulting Inc. between DB, Luxoft Holding, Inc, Luxoft Professional LLC, Luxoft Ukraine LLC, Luxoft Eastern Europe Ltd., Luxoft UK Limited, Luxoft USA, Inc., Luxoft GmbH (Germany), Luxoft International Company Limited and Luxoft Consulting Inc. entered into on January 1, 2013. Deed of Amendment to the Outsourcing Master Services Agreement between DB, Luxoft Holding, Inc, LLC Luxoft Professional, Luxoft Ukraine LLC, Luxoft Eastern Europe (BVI), Luxoft UK Limited, Luxoft, USA Inc., Luxoft GmbH (Germany) and Luxoft International Company Limited entered into on January 1, 2011, and all related annexes†*
4.8
Amended and Restated Global Framework Agreement 6481, entered into between UBS AG and Luxoft USA Inc. on September 16, 2010. Agreement amending and incorporating the Amended and Restated Global Framework Agreement between Luxoft Consulting Inc., Luxoft USA, Inc. and UBS entered into on November 16, 2011, and all related appendices. Amendment to the Amended and Restated Global Framework Agreement between Luxoft USA, Inc. and UBS entered into on November 1, 2011†*
4.9	Full Recourse Receivables Purchase Facility Agreement between Luxoft International Company Limited and Deutsche Bank AG, London Branch, entered into on November 28, 2012*
4.10
Uncommitted Receivables Purchase Agreement between Luxoft Holding, Inc, Luxoft International Company Limited, Luxoft Eastern Europe Ltd., Luxoft USA, Inc. and BNP Paribas Dublin Branch, entered into on January 15, 2013*
4.11	Unanimous written consent of directors of Luxoft Holding, Inc on issue of shares under incentive stock option plan, dated March 25, 2010, and Form of Option Agreement*
4.12	Option agreement of D. Loshchinin*

Number	Description
4.13	Minutes of a Meeting of Stock Option Plan Committee of Luxoft Holding, Inc on December 14, 2011: Annex #1 to Minutes of a Meeting of Stock Option Plan Committee of Luxoft Holding, Inc on December 14, 2011. Main Terms and Conditions of Stock Option Plan 2; and Form of Option Agreement*
4.14	Luxoft Holding, Inc Stock Plan (Effective as of June 14, 2012)*
8.1	List of Subsidiaries of Luxoft Holding, Inc**
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)**
15.1	Consent of Ernst & Young LLC**
101.INS	XBRL Instance Document∞
101.SCH	XBRL Taxonomy Extension Schema Document∞
101.PRE	XBRL Taxonomy Presentation Linkbase Document∞
101.CAL	XBRL Taxonomy Calculation Linkbase Document∞
101.LAB	XBRL Taxonomy Label Linkbase Document∞
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document∞

†
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the U.S. Securities Act of 1933.

*
Incorporated by reference to our Registration Statement on Form F-1, as amended, filed on May 22, 2013 (File No. 333-188765)

**
Furnished herewith.

∞
To be furnished by amendment.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Luxoft Holding, Inc
Consolidated financial statements

Report of independent auditors

The Board of Directors and Shareholders of Luxoft Holding, Inc.

        We have audited the accompanying consolidated balance sheets of Luxoft Holding, Inc as of March 31, 2013 and 2014, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxoft Holding, Inc at March 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLC
Moscow, Russia

July 11, 2014

Luxoft Holding, Inc

Consolidated balance sheets

(in thousands of US dollars, except share amounts)

	As of March 31, 2013	As of March 31, 2014
Assets
Current assets
Cash and cash equivalents	$4,499	$37,503
Trade accounts receivable, net of allowance for doubtful accounts of $487 at March 31, 2013 and $651 at March 31, 2014	77,562	104,503
Work-in-progress	3,478	4,720
Due from related parties (Note 10)	6,811	1,280
VAT and other taxes receivable	810	1,755
Deferred tax assets (Note 12)	238	1,027
Advances issued	1,964	3,689
Other current assets	1,650	2,295

Total current assets	97,012	156,772

Non-current assets
Property and equipment, net (Note 4)	21,860	26,445
Intangible assets, net (Note 6)	22,357	21,007
Goodwill (Note 5)	11,351	11,351
Due from related parties (Note 10)	430	—
Other non-current assets	2,212	2,122

Total non-current assets	58,210	60,925

Total assets	$155,222	$217,697

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated balance sheets (Continued)

(in thousands of US dollars, except share amounts)

	As of March 31, 2013	As of March 31, 2014
Liabilities and shareholders' equity
Current liabilities
Short-term borrowings (Note 7)	$16,576	$20,476
Accounts payable	9,177	10,575
Advances received	1,384	1,754
Accrued liabilities (Note 9)	12,592	15,360
Deferred revenue	—	195
Due to related parties (Note 10)	136	144
Capital lease obligations, current portion	183	38
VAT and other taxes payable	4,489	8,965
Contingent payable for business acquisition, current	2,015	1,489
Dividends payable to shareholders (Note 11)	125	18
Deferred tax liability, current (Note 12)	230	—
Foreign currency exchange contract financial liabilities (Note 2)	—	411
Contingent payable for software acquisition, current	3,265	171
Other current liabilities	178	458

Total current liabilities	50,350	60,054

Deferred tax liability, non-current (Note 12)	3,464	2,811
Capital lease obligations, less current portion	6	68
Contingent payable for business acquisition, non-current	3,790	3,320
Contingent payable for software acquisition, non-current	2,317	1,749
Other non-current liabilities		78

Total liabilities	59,927	68,080

Shareholders' equity
Share capital (36,400,000 shares authorized; 30,593,080 issued and outstanding with no par value as at March 31, 2013, and 80,000,000 shares authorized; 32,758,535 issued and outstanding with no par value as at March 31, 2014)	—	—
Additional paid-in capital	50,936	83,390
Retained earnings	46,720	67,470
Accumulated other comprehensive loss	(2,393)	(1,275)

Total shareholders' equity attributable to the Group	95,263	149,585
Non-controlling interest	32	32

Total equity	95,295	149,617

Total liabilities and equity	$155,222	$217,697

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statements of comprehensive income

(In thousands of US dollars, except per share data)

	For the years ended March 31,
	2012	2013	2014
Sales of services	$271,142	$314,596	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	157,004	185,557	229,537
Selling, general and administrative expenses	64,720	76,911	95,946
Depreciation and amortization	7,742	8,981	12,944
Loss from revaluation of contingent liability (Note 2)	—	—	922

Operating income	41,676	43,147	58,982

Other income and expenses
Interest expense, net	(2,151)	(1,277)	(1,508)
Other gain (loss), net	170	(1)	557
Gain (loss) from foreign currency exchange contract	886	(621)	(1,134)
Net foreign exchange loss	(1,263)	(66)	(961)

Income before income taxes	39,318	41,182	55,936
Income tax expense (Note 12)	(3,210)	(3,645)	(4,706)

Income from continuing operations	36,108	37,537	51,230
Income from discontinued operations	80	—	—

Net income	$36,188	$37,537	$51,230
Net income attributable to the non-controlling interest	62	—	—

Net income attributable to the Group	$36,250	$37,537	$51,230

Other comprehensive income, net of tax
Foreign currency translation adjustment	(879)	(1,514)	1,118

Comprehensive income	$35,371	$36,023	$52,348
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—

Comprehensive income attributable to the Group	$35,371	$36,023	$52,348

Basic EPS per Class A and Class B ordinary share (Note 17)
Net income attributable to the Group per ordinary share	$1.23	$1.27	$1.59

Weighted average ordinary shares outstanding	29,286,348	29,662,696	32,129,355

Diluted EPS per Class A and Class B ordinary share (Note 17)
Diluted net income attributable to the Group per ordinary share	$1.22	$1.24	$1.59

Diluted weighted average ordinary shares outstanding	29,734,292	30,235,884	32,242,488

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statement of shareholders' equity

(In thousands of US dollars, except share amounts)

	Share capital					Total shareholder's equity attributable to the Group
					Accumulated other comprehensive loss (net of tax effect of 0)
	Ordinary shares	Amount	Additional paid- in capital	Retained earnings			Non-controlling interest	Total equity
Balances at March 31, 2011	29,118,040	$—	$41,072	$3,894	$—	$44,966	$94	$45,060

Net income for the period	—	—	—	36,250	—	36,250	(62)	36,188
Foreign currency translation adjustment	—	—	—	—	(879)	(879)	—	(879)

Total comprehensive income		—	—	—	(879)	35,371	(62)	35,309

Shares issued under the stock option plans	337,316	—	2,246	—	—	2,246	—	2,246
Forgiveness of the parent company loans		—	2,128	—	—	2,128	—	2,128
Sale of Luxoft Consulting Inc. financed by the parent company	—	—	30	—	—	30	—	30
Dividend ($0.14 per share)	—	—	—	(4,006)	—	(4,006)	—	(4,006)

Balances at March 31, 2012	29,455,356	$—	$45,476	$36,138	$(879)	$80,735	$32	$80,767

Net income for the period	—	—	—	37,537	—	37,537	—	37,537
Foreign currency translation adjustment	—	—	—	—	(1,514)	(1,514)	—	(1,514)

Total comprehensive income	—	—	—	—	(1,514)	36,023	—	36,023

Shares issued under the stock option plans (Note 16)	1,024,436	—	5,460	—	—	5,460	—	5,460
Issuance of restricted shares in replacement of option	84,700	—	—	—	—	—	—	—
Issuance of restricted shares in connection with aquisition	28,588	—	—	—	—	—	—	—
Dividend ($0.91 per share)	—	—	—	(26,955)	—	(26,955)	—	(26,955)

Balances at March 31, 2013	30,593,080	$—	$50,936	$46,720	$(2,393)	$95,263	$32	$95,295

Net income for the period	—	—	—	51,230	—	51,230	—	51,230
Foreign currency translation adjustment	—	—	—	—	1,118	1,118	—	1,118
Shares issued under share-based compensation (Note 16)	116,788	—	3,113	—	—	3,113	—	3,113
Initial public offering	2,046,035	—	32,348	—	—	32,348	—	32,348
Issuance of restricted shares in replacement of fully vested options	2,632	—	—	—	—	—	—	—
Offering issuance costs	—	—	(1,312)	—	—	(1,312)	—	(1,312)
Dividend ($1.00 per share)	—	—	—	(30,480)	—	(30,480)	—	(30,480)
Cancelation of stock options (Note 16)	—	—	(1,695)	—	—	(1,695)	—	(1,695)

Balances at March 31, 2014	32,758,535	$—	$83,390	$67,470	$(1,275)	$149,585	$32	$149,617

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statements of cash flows

(In thousands of US dollars, except share amounts)

	For the Years ended March 31,
	2012	2013	2014
Operating activities
Income from operations	$36,108	$37,537	$51,230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,337	6,843	8,879
Amortization	2,405	2,138	4,065
Deferred tax expense (benefit) (Note 12)	599	152	(1,540)
Foreign currency exchange contracts loss (Note 2)	—	—	107
Loss on foreign exchange	1,263	66	961
Provision for doubtful accounts	(1,861)	190	386
Loss from revaluation of contingent liability (Note 2)	—	—	922
Share-based compensation (Note 16)	2,246	5,460	1,418
Other	(101)	(13)	139
Changes in operating assets and liabilities:
Trade accounts receivable	(24,246)	(18,305)	(26,155)
Work-in-progress	(2,599)	419	(1,242)
Due to and from related parties	(174)	(4,636)	5,590
Accounts payable	4,309	989	(1,281)
Advances received	162	1,185	(68)
Accrued liabilities	530	1,435	2,768
Deferred revenue	—	—	195
Changes in other assets and liabilities	2,539	1,788	5,004

Net cash provided by operating activities	26,517	35,248	51,378

Investing activities
Purchases of property and equipment	(8,373)	(9,032)	(13,780)
Purchases of intangible assets	(834)	(2,033)	(6,034)
Proceeds from disposal of property and equipment	720	352	301
Acquisitions, net of cash acquired	(1,510)	(1,605)	(2,376)
Loans (issued to) repaid from related parties	—	(3,800)	380
Sale of Luxoft Consulting	283	—	—

Net cash used in investing activities	(9,714)	(16,118)	(21,509)

Financing activities
Proceeds from short-term borrowings	10,156	22,022	215,408
Repayment of short-term borrowings	(12,399)	(15,586)	(211,721)
Repayment of capital lease obligations	(531)	(485)	(83)
Overdraft facilities, net	421	413	(84)
Repayment of loans from related parties	(11,835)	(5,547)	—
Foreign currency exchange contracts, net	—	—	(722)
Dividend paid	(4,006)	(21,915)	(30,587)
Proceeds from issue of shares pursuant to IPO	—	—	32,348
Repayment of IPO costs	—	—	(1,312)

Net cash provided by (used in) financing activities	(18,194)	(21,098)	3,246

Effect of exchange rate changes on cash and cash equivalents	(370)	(379)	(112)

Net increase (decrease) in cash and cash equivalents	(1,761)	(2,347)	33,004
Cash and cash equivalents at beginning of year	8,607	6,846	4,499

Cash and cash equivalents at end of period	$6,846	$4,499	$37,503

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Notes to consolidated financial statements

(In thousands of US dollars, except share amounts)

1. Description of business and environment

        Luxoft Holding, Inc (the "Company") was incorporated as a company limited by shares under the laws of the British Virgin Islands ("BVI") on March 7, 2006. The Company has 20 subsidiaries across the Russian Federation, Ukraine, the United States of America, Romania, the United Kingdom, Canada, Switzerland, Poland, Cyprus, Vietnam, Singapore and Bulgaria, collectively referred to as "Subsidiaries". The Company and its Subsidiaries are collectively referred to as the "Group". The Company is a subsidiary of IBS Group Holding Limited ("IBS Group").

        The Group is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations. The Group's software development services consist of core and mission custom critical software development and support, product engineering and testing, and technology consulting. The Group's solutions are based on our proprietary products and platforms that directly impact our clients' business outcomes and efficiently deliver continuous innovation. The Group's products are part of its current portfolio of proprietary solutions that have not been commercialized in the past. However, the Group intends to grow its future sales using these products as stand-alone software and as a part of its software development services offering. The Group's platforms are also a part of its proprietary solutions portfolio that it utilizes within the scope of its software development services to clients. Most of the Group's platform components are available under non-commercial open source license to allow any potential user quickly evaluate the characteristics of the technology, but these components are not sufficient for a commercial use.

2. Basis of presentation and significant accounting policies

Basis of presentation

        The Russian subsidiaries of the Group maintain their statutory accounting records and prepare their financial statements in Russian rubles ("RUR") in accordance with the requirements of the Russian accounting and tax legislation. The subsidiaries of the Group registered outside the Russian Federation maintain their accounting records in United States dollars ("USD"), Euros ("EUR"), British pounds ("GBP"), Ukrainian hryvnias ("UAH"), Romanian lei ("RON"), Polish z?oty ("PLN") and Bulgarian Lev ("BGN") in accordance with the local or statutory requirements of the jurisdictions in which they are incorporated. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The accompanying consolidated financial statements differ from the financial statements of the subsidiaries issued for statutory purposes because they reflect certain adjustments, not recorded in the respective statutory accounting books that are appropriate to present the financial position, results of operations and cash flows.

Principles of consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority owned Subsidiaries. This generally includes all companies over which the Company directly or indirectly exercises control, which generally means that the Group owns more than 50% of the voting rights in the Subsidiary. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity's activities. The financial statements of the Subsidiaries are prepared for the

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

same reporting period as the Company, using consistent accounting policies. Adjustments are made to conform any dissimilar material accounting policies that may exist. All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

        The list of subsidiaries of the Group is the following:

	% of ownership as at March 31
Subsidiary	2013	2014
Luxoft USA Inc	100.0%	100.0%
Luxoft International Company Ltd	100.0%	100.0%
Luxoft Switzerland GmbH	100.0%	100.0%
Luxoft Professional LLC	100.0%	100.0%
Luxoft Canada Ltd	100.0%	100.0%
Luxoft Eastern Europe Ltd	100.0%	100.0%
Luxoft UK Ltd	100.0%	100.0%
Luxoft GmbH	100.0%	100.0%
Luxoft Ukraine LLC	100.0%	100.0%
Luxoft Services LLC	100.0%	100.0%
Luxoft Vietnam Company Ltd.	100.0%	100.0%
Luxoft Dubna LLC	100.0%	100.0%
Luxoft Professional Romania S.R.L.	100.0%	100.0%
Software ITC S.A.	99.4%	99.4%
Luxoft Poland SP ZOO	100.0%	100.0%
Luxoft Singapore PTE LTD	100.0%	100.0%
Training Center Luxoft ANO	100.0%	100.0%
Luxoft Research LLC	100.0%	100.0%
Luxoft Bulgaria EOOD	n/a	100.0%
Luxoft Global Operations GmbH	100.0%	100.0%

        The non-controlling interest is reported in the consolidated balance sheets as a separate component of equity and represents the aggregate ownership interests in the subsidiaries that are held by owners other than the Company.

Foreign currency translation

        For the majority of the Subsidiaries, the functional currency is USD because the majority of their revenues, expenditures, debt and trade liabilities are either priced, incurred, payable or otherwise measured in USD. Transactions and balances not already measured in the functional currency have been re-measured in USD in accordance with the relevant provisions of ASC 830 Foreign Currency

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

Matters. Monetary assets and liabilities denominated in currencies different from the functional currencies are re-measured at exchange rates prevailing on the balance sheet dates:

March 31, 2012		March 31, 2013		March 31, 2014
US 1$ =	29.3282 RUR	US 1$ =	31.0834 RUR	US 1$ =	35.6871 RUR
US 1$ =	7.987 UAH	US 1$ =	7.993 UAH	US 1$ =	10.955 UAH
US 1$ =	0.75 EUR	US 1$ =	0.78 EUR	US 1$ =	0.73 EUR
US 1$ =	3.2805 RON	US 1$ =	3.4455 RON	US 1$ =	3.2304 RON
US 1$ =	0.625 GBP	US 1$ =	0.658 GBP	US 1$ =	0.601 GBP
US 1$ =	3.117 PLN	US 1$ =	3.305 PLN	US 1$ =	3.081 PLN

        Non-monetary assets and liabilities, capital, revenues and costs are re-measured at historical exchange rates prevailing on the relevant transaction dates. Gains and losses on foreign currency transactions are charged or credited to operations.

        The Group uses the US dollar as its reporting currency. Therefore, the financial statements of the Subsidiaries that use a functional currency other than USD are translated into USD in accordance with ASC 830 using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing at the balance sheet dates. Shareholders' equity is translated at the applicable historical rate. Revenue and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in accumulated other comprehensive income.

Comprehensive income

        ASC 220 Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. Accumulated other comprehensive income includes solely foreign currency translation adjustments.

Cash and cash equivalents

        The Group considers all highly liquid investments with a maturity of 90 days or less from the time of purchase to be cash equivalents.

Short-term investments

        Short-term investments represent investments in time deposits with financial institutions that have original maturities more than 90 days but less than twelve months. These investments are accounted for at cost, which approximates their fair values.

Accounts receivable, net

        Accounts receivable are shown at their net realizable value, which approximates their fair value. Allowances for doubtful accounts are made for specific accounts in which collectability is doubtful, as well as on overall allowance based on, the aging of accounts receivable, historical write-offs and current conditions.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

        Recoveries of losses from accounts receivable written-off in prior years are presented within income from operations in the Group's consolidated statements of comprehensive income. Collections in respect of prior year write-offs amounted to $2,276 for the year ended March 31, 2012, $244 for the year ended March 31, 2013 and $335 for the year ended March 31, 2014.

        The table below summarizes changes in qualifying accounts for the years ended March 31, 2012, 2013 and 2014:

	Balance at the beginning of period	Charged to costs and expenses	Deductions/ other	Balance at the end of period
Allowance for doubtful accounts
For the year ended March 31, 2012	$3,190	$(1,861)	$(924)	$405
For the year ended March 31, 2013	405	190	(108)	487
For the year ended March 31, 2014	487	368	(204)	651

Work-in-progress

        Work-in-progress includes costs related to uncompleted contract stages. Costs include direct costs such as professional compensation (payroll and related benefits), subcontracting, travel, materials and other items.

Property and equipment

        Property and equipment are carried at cost. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. The estimated useful lives for property and equipment are as follows:

Buildings	25 years
Motor vehicles, furniture and fixtures	5 years
Exhibition and demonstration equipment	3 - 4 years
Assets under capital lease	3 years
Computers and office equipment	3 years
Capitalized software	3 years
Leasehold improvements	according to lease contracts

Intangible assets

        Intangible assets, principally software and acquired contract-based customer relationships, partnership agreements, software and brands are amortized on a straight-line basis over their estimated useful lives, on average 5 to 8 years.

Goodwill

        Goodwill represents an excess of the cost of business acquired over the fair value of identifiable net assets at the date of acquisition. Goodwill is reviewed for impairment annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

has occurred by assigning goodwill to the reporting unit identified in accordance with ASC 350 Intangibles—Goodwill and Other, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill.

Software costs

        Under the provisions of ASC 350 Intangibles—Goodwill and Other, the Group capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and the Group's management has authorized further funding of the project which it deems probable to be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Capitalized software development costs are amortized using the straight-line method over the expected useful life of the software (generally 3 to 5 years).

Research and development costs

        Research and development costs are expensed as incurred.

Long-lived assets

        In accordance with ASC 360 Property, Plant, and Equipment, and ASC 205 Presentation of Financial Statements, long-lived assets to be held and used by the Group, including intangible assets that are subject to amortization, are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Group bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of these of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Group recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No impairment expense related to long-lived assets was recognized during the years ending March 31, 2012, 2013 and 2014.

Income taxes

        The Group computes and records income tax expense in accordance with ASC 740, Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities at each reporting date, and are measured using the enacted tax rates and laws that will be in effect when differences are expected to reverse.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

        A valuation allowance is established when it is more likely than not that some portion of the deferred tax assets will not be realized. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign Subsidiaries of the Group that are essentially permanent in duration were $1,107 and $1,034 as of March 31, 2013 and 2014, respectively. The Company and its Subsidiaries file separate tax returns and, therefore, actual taxes and deferred taxes are estimated on a separate basis.

        ASC 740 Income Taxes, clarifies the accounting for uncertainty in income taxes recognition. ASC 740 prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. However, the Group cannot predict with certainty the interpretations or positions that tax authorities may take regarding specific tax returns filed by the Group and, even if the Group believes its tax positions are correct, may determine to make settlement payments in order to avoid the costs of disputing particular positions taken.

Revenue recognition

        The Group generates revenues primarily from software development services, including in such areas of competence as (a) custom software development and support, (b) product engineering and testing and (c) technology consulting. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

        The Group recognizes sales from time-and-material contracts as services are performed, based on actual hours and applicable billing rates, using the proportional performance method, with the corresponding cost of providing those services reflected as cost of sales. The majority of such sales are billed on a monthly basis whereby actual time is charged directly to the client at negotiated hourly billing rates.

        The Group recognizes sales from fixed price contracts based on the proportional performance method, during the period in which amounts become billable in accordance with the terms of the Group's contracts. Services under fixed price contracts are delivered in stages. Revenues recognized for completed stages are generally representative of the percentage of completion of the entire contract, as they are based on hours incurred compared to the total hours estimated for the completion of the entire contract. Costs related to completed stages are expensed as incurred, while those related to uncompleted stages are recorded in work-in-progress on the balance sheet. In instances where final acceptance is specified by the client, sales are deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, sales are recognized upon receipt of final acceptance from the client.

        Revenue is stated net of any value-added taxes ("VAT") charged to clients.

        In the majority of cases, contracts with the Company's clients do not provide for a warranty. In a few client contracts, the Company warranted that the technology solutions it developed for its clients

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

would operate in accordance with the project specifications without defects for a specified warranty period. In the event that defects that the Company is held responsible for are discovered during the warranty period, the Company is obligated to remedy the defects. However, the Company is not contractually obligated to refund its clients any of the fees paid during this period. The Company generally provides in its contracts for testing and client acceptance procedures that are designed to mitigate the likelihood of warranty-related claims, although there can be no assurance that such procedures will be effective for each project. The Company has never incurred any material amounts with respect to the warranties for its solutions. Based on the above, the Company does not provide for or defer revenue related to warranty provisions in its client contracts.

        The Group evaluates its contracts for multiple deliverables, and, when appropriate, separates the contracts into separate units of accounting for revenue recognition. Apart from software development services, which generally include any software element that may exist in the arrangement as the Group's services are inseparable from a software deliverable, the only separate deliverable is support services. Support services, if they are required by customers, are generally contracted for and commence upon the completion of the custom software delivery. The Group allocates revenue to these deliverables in a multiple-element arrangement based upon their relative selling prices. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable. For arrangements under fixed-price contracts, software development revenue is recognized upon delivery of development services under the proportional performance method, as described above and for support services—on a straight-line basis over the support period, which is generally from 6 months to a year.

        The Group reports gross reimbursable travel and "out-of-pocket" expenses incurred as both sales and cost of sales in the consolidated statements of operations.

Business combinations

        The Group accounts for its business acquisitions under the purchase method. The total cost of an acquisition is allocated to the underlying assets, including intangible assets acquired, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, intangible and other asset lives and market multiples, among other items. The results of operations of acquired companies are included in the consolidated financial statements from the date of acquisition. After control is obtained, changes in ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

Advertising

        The Group expenses the cost of advertising as incurred. Advertising expenses for the years ended March 31, 2012, 2013 and 2014 were $1,011, $836 and $1,390 respectively, and are classified as selling expenses.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

Social contributions

        The Group's Subsidiaries registered in the Russian Federation, Ukraine, the United Kingdom, the United States of America, Poland and Romania contribute to pension and social funds. These contributions amounted to approximately, $11,177, $12,891 and $16,300 for the years ended March 31, 2012, 2013 and 2014, respectively, and were expensed as incurred.

        The majority of these contributions are made by Subsidiaries in Russia, where social contributions tax is a mandatory tax consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Security Fund and Federal Medical Insurance Fund. The social contributions tax rate varies depending on employee's annual compensation between 8% and 22% for the Pension Fund; between 0% and 2.9% to the Social Security Fund; between 0% and 5.1% to the Federal Medical Insurance Fund; and between 0.2% and 8.5% for mandatory accident insurance.

Derivative financial instruments

        To protect itself from possible changes related to forecasted transactions denominated in currencies different from US dollars, the Group uses forward and option currency exchange contracts. In accordance with ASC 815 Derivatives and Hedging, the Group recognizes all derivative financial instruments, such as foreign exchange contracts at fair value. Changes in fair values of derivatives not qualifying as hedges are reported in income. Such options and contracts generally originate and expire or are settled within the fiscal year, but these have an effect on our interim financial statements as some of the instruments may be outstanding at interim dates. The Group does not currently deem underlying criteria to be perfectly matched and therefore does not believe the currency contracts qualify for hedge accounting as defined by ASC 815. Estimates of fair value were determined in accordance with ASC 820 Fair Value Measurements.

Concentration of credit risk

        The concentrations of credit risk associated with trade and other receivables are mitigated by ongoing procedures to monitor the creditworthiness of customers and other debtors.

        As of March 31, 2012, the largest clients' balances accounted for 36%, 15%, 9%, 8% and 7% of the total Group's accounts receivable. As of March 31, 2013, the largest clients' balances accounted for 30%, 13%, 13%, 6% and 5% of the total Group's accounts receivable. As of March 31, 2014, the largest clients' balances accounted for 33%, 20%, 11%, 6% and 6%, of the total Group's accounts receivable.

        For the year ended March 31, 2012, the same customers accounted for 31%, 17%, 10%, 7% and 7% of the Group's revenues. For the year ended March 31, 2013, the same customers accounted for 29%, 18%, 10%, 8% and 5% of the Group's revenues. For the year ended March 31, 2014, the same clients accounted for 32%, 19%, 9%, 7% and 4% of the Group's revenues.

Use of estimates in preparation of financial statements

        The preparation of these consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect amounts in the financial statements and

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

        The fair value of financial instruments, including cash and cash equivalents, short-term borrowings, which are included in current assets and liabilities, accounts receivable and accounts payable approximate the carrying value of these items due to the short-term maturities of such instruments.

Fair value measurement

        The Group follows the provisions of ASC 820 Fair Value Measurements and Disclosures, and considers the following three levels of inputs to measure the fair value:

        Level 1: Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

        Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are non-active; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

        The fair value of foreign currency forward and option contracts are based on internally developed valuation models that discount cash flows resulting from the differential between the contractual foreign currency exchange rate and the reporting date market-based forward foreign currency exchange rate for a similar instrument.

        The summary of the liabilities related to foreign currency exchange contracts is presented below:

	Balance as of March 31, 2012	Additions	Repayment	Balance as of March 31, 2013
Fixing	—	621	(621)	—
Revaluation	—	—	—	—

Total	$—	$621	$(621)	$—

	Balance as of March 31, 2013	Additions	Repayment	Balance as of March 31, 2014
Fixing	—	1,026	(722)	304
Revaluation	—	107	—	107

Total	$—	$1,133	$—	$411

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

        Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable. The changes in the Group's Level 3 financial instruments are presented below:

	Balance as of March 31, 2012	Additions	Repayment	Balance as of March 31, 2013
Payable for business acquisition, at fair value	$—	$6,655	$(850)	$5,805
Payable for software acquisition, at fair value	—	5,582	—	5,582

Total	$—	$12,237	$(850)	$11,387

	Balance as of March 31, 2013	Revaluation	Repayment	Balance as of March 31, 2014
Payable for business acquisition, at fair value	$5,805	$1,380	$(2,376)	$4,809
Payable for software acquisition, at fair value	5,582	(458)	(3,204)	1,920

Total	$11,387	$922	$(5,580)	$6,729

        The Group used Level 3 inputs when determining the fair value of contingent payable for business Acquisition (Note 3), contingent payable for software acquisition (Note 6), Luxoft reportable unit for the purposes of determining goodwill impairment (see Note 5) and the value of shares issued under the stock option plans of the Company (Note 16).

        In determining the estimated fair values of the reporting units, the Group employed a Discounted Cash Flow ("DCF") analysis. Determining estimated fair values requires the application of significant judgment.

        The basis for the Group's cash flow assumptions includes forecasted revenue, operating costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility. In addition to that, the Group has to estimate the applicable discount rate and the terminal growth rates, where applicable.

Share-based compensation

        The Group accounts for stock-based compensation plans in accordance with ASC 718 Compensation—Stock Compensation. Under ASC 718, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in their consolidated statements of comprehensive income. The cost of the equity instruments is measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employee is required to provide services in exchange for the equity instruments (see Note 15).

        The Group recognizes compensation cost for an award with service conditions on a straight-line basis over the requisite service period for the entire award.

Recent accounting pronouncements

        In January 2013, the FASB issued Accounting Standards Update ("ASU") 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The ASU clarifies that ordinary trade

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

receivables and receivables are not in the scope of ASU 2012-11, "Disclosures about Offsetting Assets and Liabilities." ASU 2012-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the Codification or subject to a master netting arrangement or similar agreement. The ASU is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods and requires retrospective application for all comparative periods presented. The Company adopted the ASU effective January 1, 2013. The adoption of this standard did not have any effect on the Company's financial condition, results of operations and cash flows.

        In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI".) The ASU is intended to help entities improve the transparency of changes in other comprehensive income (OCI) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. New disclosure requirements are effective for fiscal periods beginning after December 15, 2012 and are applied prospectively. The Company adopted the ASU effective January 1, 2013. The adoption of this standard did not have any effect on the Company's financial reporting because the only item that had historically affected AOCI and therefore included in cumulative AOCI was currency translation adjustments.

        In March 2013, the FASB issued Accounting Standards Update 2013-05, Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity ("ASU 2013-05"). The amendments apply to (i) the release of the cumulative translation adjustment into net income when a parent loses a controlling financial interest in part or all of its investment in a foreign entity (by sale or other transfer event); (ii) the acquisition of a business in stages by increasing an investment in a foreign entity from one accounted for under the equity method to one accounted for as a consolidated investment; or (iii) situations where the foreign entity no longer holds a controlling financial interest in a subsidiary or group of assets that conduct nonprofit activity or business within a foreign entity. The adoption of this guidance, which is effective prospectively for reporting periods beginning after December 15, 2013, is not expected to have a material effect on the Company's financial statements.

        In July 2013, the FASB issued Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists ("ASU 2013-11"). The amendments provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The adoption of this guidance, which is effective prospectively for reporting periods beginning after December 15, 2013, is not expected to have a material effect on the Company's financial statements.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

3. Business combinations

Acquisition of Freedom Professional Services & Technologies LLC ("FOSS")

        On February 20, 2013, Luxoft USA entered into an agreement with FOSS, an IT software development and integration company, and with two individual shareholders of FOSS, under which FOSS assigned to Luxoft USA several of its major contracts, including UBS and Standard & Poor's and also transferred its key employees to Luxoft USA together with technologies and related software tools, which allowed Luxoft to develop a new practice in SOA/Open Source, and to access new technologies.

        The Group concluded that the above acquisition qualifies as a business combination because it acquired required inputs and processes, as well as customer base, which substantially constitute a business.

        According to the agreement, Luxoft paid FOSS $850 upon signing and will pay contingent cash consideration and 28,588 the Company's Class A ordinary shares subject to the acquired FOSS business meeting certain revenue and gross margin conditions. The purchase was made on March 20, 2013. The amount of contingent consideration depends on meeting certain revenue and gross margin indicators. The total purchase consideration varies from $3,226 to $11,788, including payment in shares.

        The results of FOSS were included in the consolidated statements of comprehensive income from April 1, 2013. The Group revalues contingent liabilities for purchase of FOSS assets on a quarterly basis. Total estimated cost of acquisition as of March 20, 2013 is presented below.

Initial payment	$850
Estimated fair value of contingent cash consideration	5,267
Estimated fair value of contingent share-based consideration	538

$6,655

        Total loss from revaluation for the year ended March 31, 2014 amounted to $1,381 and is included in other operating costs in Statement of Comprehensive income.

        This acquisition was accounted for as a purchase business combination in accordance with ASC 805 Business Combinations. The following is the assets and liabilities of FOSS as of March 20, 2013 reflecting the purchase price allocation to the net assets acquired:

March 20, 2013
Intangible assets, NBV	6,389
Goodwill	361

Total assets	6,750
Deferred tax asset/(liability)	(95)

Total liabilities	(95)

Total net assets acquired	6,655

Total purchase consideration	6,655

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

3. Business combinations (Continued)

        The Group's financial statements reflect the purchase price allocation based on the fair value of an identified client base in the amount of $6,389 which will be amortized over a period of 5 years. The purchase price excess over the fair value of net assets acquired amounted to $361 and was recorded as goodwill and allocated to Luxoft reporting unit.

4. Property and equipment

        Property and equipment consisted of the following as of March 31:

	2013	2014
Land	$5,277	$5,277
Buildings	3,554	3,554
Motor vehicles, furniture and fixtures	5,027	8,463
Assets under capital lease	1,437	374
Leasehold improvements	3,769	4,569
Software	5,267	6,706
Computers and office equipment	11,338	19,617

Total cost	35,669	48,560
Accumulated depreciation	(13,852)	(22,403)

	21,817	26,157
Assets under construction	43	288

Property and equipment, net	$21,860	$26,445

5. Impairment of goodwill and long-lived assets

Goodwill

        The changes in the carrying amount of goodwill for the years ended March 31, 2013 and 2014 are presented below by reportable segment:

Luxoft
Balances at March 31, 2012	$10,990

Acquisition of FOSS (Note 3)	361

Balances at March 31, 2013	$11,351

Balances at March 31, 2014	$11,351

        Under the provisions of ASC 350, goodwill is tested annually for impairment as of March 31 of each year, or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step ("Step 1") of the goodwill impairment test in accordance with ASC 350, the Group compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Group employed a Discounted Cash

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

5. Impairment of goodwill and long-lived assets (Continued)

Flow ("DCF") analysis. Determining estimated fair values requires the application of significant judgment.

        The basis for the Group's cash flow assumptions includes forecasted revenue, operating costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility.

        No impairment of goodwill had occurred as of the years ended March 31, 2013 and 2014.

6. Intangible assets

        Intangible assets consisted of the following:

	Weighted-average useful lives	As of March 31, 2013	As of March 2014
Capitalized software development costs	5 years	$13,373	$16,088
Trade name	6 years	13	13
Websites	6 years	6	6
Contract-based customer relationships	10 years	20,756	20,756
Other	4 years	372	372

Total cost		34,520	37,235
Accumulated amortization		(12,163)	(16,227)

Total intangible assets, net		$22,357	$21,007

        Amortization expense for intangible assets for the year ended March 31, 2012, 2013 and 2014 was $2,405, $2,138 and $4,065 respectively.

        For the next 5 years amortization to be presented:

Amortization
For the year ended March 31, 2015	$5,376
For the year ended March 31, 2016	4,891
For the year ended March 31, 2017	4,596
For the year ended March 31, 2018	4,440
For the year ended March 31, 2019	2,616

Total	$21,919

        On December 31, 2012, Luxoft International entered into an agreement with Deutsche Bank AG (London Branch) and DB Services New Jersey, Inc. for the purchase of Horizon, a software product for comprehensive across-enterprise risk management and visualization. Pursuant to this agreement, Luxoft International agreed to pay 2.5 million Euro and 20% of the net revenues from the sale of this software to third parties during next five years. The Group estimated the fair value of the contingent liability as of December 31, 2012 in the amount of net present value of future revenue sharing payments totaling $2,378, which was estimated based on the forecasted revenues in the following

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

6. Intangible assets (Continued)

5 years discounted at 15%. The Group performs revaluation of liabilities on quarterly basis. Fair value of contingent consideration as of March 31, 2014 is $1,920.

7. Short-term borrowings

        Short-term borrowings consisted of the following loans:

	As of March 31, 2013	As of March 31, 2014
Amsterdam Trade Bank N.V.	$12,430	$—
Deutsche Bank AG, London Branch	3,149	9,082
BNP Paribas Dublin Branch	812	8,034
Citibank Europe PLC	—	2,414
Citibank Europe PLC (overdraft)	—	598
Other	185	348

Total	$16,576	$20,476

        As of March 31, 2014, the above loans have short-term maturities and bear interest ranging from 2.2% to 4.2% per annum.

        On July 16, 2010, Luxoft USA, Inc. ("Luxoft USA") entered into a credit facility agreement with Amsterdam Trade Bank, N.V. for up to $10,000, which is to be repaid before July 20, 2015. Interest on amounts outstanding is accrued at LIBOR for the relevant purchase term plus margin that varies from 4.5% to 5.5% per annum depending on the length of the term of a loan. The loan taken under the above credit facility was secured by a conditional assignment of rights to receivables under certain sales contracts with the customers of Luxoft USA and Luxoft Eastern Europe Ltd. and was guaranteed by IBS Group. On December 30, 2011, the amount of credit facility agreement with Amsterdam Trade Bank, N.V. was increased up to $18,000. The outstanding amount as of March 31, 2013 was $12,430. The Group has fully repaid this amount as of March 31, 2014.

        On November 28, 2012, Luxoft International Ltd. and its subsidiaries entered into full recourse receivable purchase facility agreement with Deutsche Bank AG, London Branch for the total amount up to $15,000. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR/EURIBOR/PLNWIBOR for the relevant purchase term (30/60 days) plus a margin of 4%, plus handling fees. The loan is guaranteed by Luxoft Holdng, Inc, Luxoft USA, Luxoft UK, Luxoft GmbH, Luxoft Poland and Luxoft International. The outstanding amounts are $3,149 and $9,082 as of March 31, 2013 and as of March 31, 2014, respectively.

        On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement of up to $10,000 with BNP Paribas Dublin Branch. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR for the relevant purchase term (30/60 days) plus 3% per annum. The outstanding amounts are $812 and $8,034 as of March 31, 2013 and as of March 31, 2014, respectively. On June 25, 2013, and on November 27, 2013, the amount of available credit was further increased to $25,000.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

7. Short-term borrowings (Continued)

        On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GMBH entered into uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5,000. This agreement is a continuing agreement and remain in full effect subject to the terms of this agreement until 30 days after the Bank's receipt of written notice of termination from the Borrower's agent. Under this agreement the borrower can use Pre- or Post-Shipment advance. Interest rates for Pre-Shipment is LIBOR plus 2% p.a. and interest rate for Post-Shipment is LIBOR plus 1.25% p.a. The outstanding amount as of March 31, 2014, is $2,414 on Post-shipment conditions.

        On February 20, 2014, Luxoft USA, Inc. entered into a credit facility agreement with Citibank, N.A. for up to $5,500, with the maturity date of December 31, 2014. The loan bears an interest rate LIBOR + 1.25% p.a. There is no outstanding amount as of March 31, 2014 under this agreement.

        On November 12, 2013 Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO Citibank for $1,000. As of March 31, 2014 this facility had been drawn down for $598. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.00% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc and Luxoft Professional LLC.

8. Other gain (loss)

        Other gain (loss) consisted of the following:

	2012	2013	2014
Operating rent income	—	—	626
Loss from sale of fixed assets	—	—	(102)
Other income/(loss)	170	(1)	33

Total other income/expenses	170	(1)	557

9. Accrued liabilities

        Accrued liabilities consist of the following as of March 31:

	2013	2014
Compensation	$12,229	$14,191
Other	363	1,169

Total	$12,592	$15,360

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

10. Related party transactions

        The following table provides the balances with related parties as of March 31:

Due from related parties, current:

	2013	2014
Receivable from related parties	$6,494	$1,144
Loan due from related party	—	50
Loans due from employees	317	86

Total due from related parties, current	$6,811	$1,280

Due from related parties, non-current:

	2013	2014
Loans due from Luxoft Consulting Inc., non-current	$430	$—

Total due from related parties, non-current	$430	$—

        On July 31, 2006, the Group provided a loan in the amount of $480 to Luxoft Consulting Inc., its Subsidiary at that time, which was sold to IBS Group on July 27, 2011, and is now a subsidiary of IBS Group. The loan receivable bears no interest and is due on July 31, 2014. The outstanding amount of $430 as of March 31, 2013 was fully repaid on May 16, 2013.

Due to related parties, current:

	2013	2014
Payable to related parties	$136	$144

Total due to related parties, current	$136	$144

        The Group guaranteed $0 and $8,582 of short-term debt of IBS Group's other subsidiaries at March 31, 2013 and 2014.

        In the ordinary course of business, the Group provides services to and purchases goods (computers and related components) and services (rent, professional, marketing, outstaffing and management services) from IBS Group subsidiaries and affiliated companies.

        The goods and services include software customization and other software subcontracting services to IBS Group subsidiaries and other companies affiliated with IBS Group.

        Sales of services included software customization and other software subcontracting services to IBS Group subsidiaries and other companies affiliated with IBS Group. From July 2012 to November 27, 2013, the date of the Company's follow-on offering, the sale of services includes the software development services to VTB Capital plc, an affiliate of one of the Company's non-controlling shareholder. The terms of service agreements with IBS Group subsidiaries and other companies affiliated with IBS Group and with the Company's non-controlling shareholder do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

10. Related party transactions (Continued)

        Below are the turnovers of related parties:

	For the years ended March 31,
	2012	2013	2014
Sales of services	$4,924	$12,273	$4,522
Purchase of goods	1,320	658	1,548
Purchase of services	542	486	527

11. Shareholders' equity

        On July 21, 2012, the Group declared a dividend in the amount of $26,955 ($25.40 per share) for the year ended March 31, 2012. Portion of the dividend in the amount of $4,915 was offset against the loan receivable from IBS Group, another portion of the dividend in the amount of $21,915 was paid to the shareholders during the year ended March 31, 2013.

        On June 15, 2012, the Group issued 12,251 new shares pursuant to the Share-Based Compensation plan, including 3,025 restricted shares. As a result the total number of issued and outstanding shares became 1,064,228.

        On March 20, 2013, the Group issued 1,021 new shares, that are subject to certain restrictions on transfer and other terms and conditions, pursuant to the purchase agreement of FOSS (see Note 3). As a result the total number of issued and outstanding shares became 1,065,249.

        On March 31, 2013, the Group issued 27,361 new shares pursuant to the Share-Based Compensation plan. As a result the total number of issued and outstanding shares became 1,092,610.

        On April 30, 2013, the Group declared a dividend in the amount of $30,480. The dividend payable to IBS Group and other shareholders amounted to $25,200 and $5,280. A portion of the dividend in the amount of $25,200 was paid to IBS Group and a dividend in the amount of $5,387 was paid to other shareholders during the period ended March 31, 2014. The outstanding amount of $18 payable to other shareholders as of March 31, 2014, is to be paid till June 30, 2014.

        On June 7, 2013, the Company executed a 1-to-28 share split so that the number of shares changed from 1,300,000 authorized, and 1,092,610 issued and outstanding shares with no par value to 80,000,000 authorized and 30,593,080 issued and outstanding shares with no par value.

        The above share split was accounted for retroactively for all shares and per share amounts.

        On June 7, 2013, the shareholders of the Company approved to redesignate the Company's ordinary shares into two new classes of shares, comprised of 3,120,675 Class A Ordinary Shares and 27,472,405 Class B Ordinary Shares (the "Reclassification"). The above reclassification became effective on July 1, 2013 upon the Company's IPO.

        On July 1, 2013, the Group completed its initial public offering of 2,046,035 Class A ordinary shares at $17.00 per Class A ordinary share. Group's Class A ordinary shares are listed on the New York Stock Exchange under the symbol "LXFT". The net proceeds to the Group from the offering, after deducting the underwriting discount and commissions and the offering expenses, were $31,036.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

11. Shareholders' equity (Continued)

        On November 27, 2013, one of the minority shareholders sold 2,800,000 Class A ordinary shares at $34.00 per Class A ordinary share. Luxoft did not receive any proceeds from this offering.

12. Income taxes

        The Group's income is subject to taxation under tax jurisdictions having different tax rates: Switzerland—10%, British Virgin Islands—0%, the Russian Federation (Russia)—20%, Ukraine—19%, Romania—16%, Poland—19%, the United States of America (USA)—35%, the United Kingdom (UK)—23%, Canada—35%, Germany—29%, Cyprus—12.5% Singapore—17% and Bulgaria—10%.

        Income tax expense consisted of the following:

	For the years ended March 31,
	2012	2013	2014
Current income taxes
Russia	$(630)	$(915)	$(1,128)
Ukraine	(350)	(127)	2
Romania	(1,250)	(895)	14
USA	(290)	(381)	(437)
UK	(44)	(130)	(82)
Cyprus	—	(882)	(419)
Germany	(22)	(55)	(83)
Poland	—	(60)	(152)
Switzerland	(6)	(25)	(3,914)
Vietnam	—	—	(30)
Singapore	(19)	(23)	(17)

Total current income tax expense	$(2,611)	$(3,493)	$(6,246)

	For the years ended March 31,
	2012	2013	2014
Deferred taxes
Russia	$(350)	$(133)	$606
Romania	(249)	211	208
USA	—	—	795
Ukraine	—	—	(407)
Cyprus	—	(230)	50
Switzerland	—	—	288

Total deferred tax benefit/(expense)	(599)	(152)	1,540

Total income tax expense	$(3,210)	$(3,645)	$(4,706)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

12. Income taxes (Continued)

        The reconciliation between the income tax expenses reported in the accompanying consolidated financial statements and income before taxes applicable to the Group's income is provided below:

	Years ended March 31,
	2012	2013	2014
Different tax rates of subsidiaries	$(2,366)	$(2,866)	$(4,581)
Tax effect of non-deductible expenses at applicable tax rates	(838)	(430)	(365)
Accrued tax claims	—	(63)	—
Tax on distribution of earnings of subsidiaries	—	(230)	(109)
Benefit from a change in tax position		—	405
Change in valuation allowance	(46)	—	—

Other	40	(56)	(56)

	$(3,210)	$(3,645)	$(4,706)

        The following table summarizes major components of the Group's deferred tax assets and liabilities:

	For the years ended March 31,
	2012	2013	2014
Deferred tax assets
Accrued operating (and interest) expenses	$988	$1,272	$1,732
Accounts receivable	6	1	—
Net operating loss / Tax loss carry forward	469	395	499
Capital lease payable	135	38	—
Deferred revenue	—	—	39
Contingent consideration	—	1843	1,332

Total deferred tax assets	1,598	3,549	3,602
Valuation allowance	(469)	(395)	(395)

Total deferred tax assets after valuation allowance	1,129	3,154	3,207

Deferred tax liabilities
Accounts receivable and revenue accruals	(437)	(459)	(95)
Inventory and deferred cost of revenue	(623)	(575)	(753)
Tax on undistributed earnings of susidiaries	—	(230)	—
Property and equipment	(1,663)	(1,843)	(2,258)
Intangible assets	(1,635)	(3,503)	(1,885)

Total deferred tax liabilities	(4,358)	(6,610)	(4,991)

Net deferred tax asset, current	—	238	1,027
Net deferred tax liability, current	(66)	(230)
Net deferred tax liability, non-current	(3,163)	(3,464)	(2,811)

Net deferred tax liabilities	$(3,229)	$(3,456)	$(1,784)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

12. Income taxes (Continued)

        For financial reporting purposes, a valuation allowance was recorded to reflect management's best estimate of the realization of deferred tax assets related to tax loss carry-forwards of certain lossmaking subsidiaries of the Group. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

        Income before income tax expense is attributed to the geographic locations as follows:

	For the years ended March 31,
	2012	2013	2014
Domestic (British Virgin Islands)	$23,801	$23,836	$10,666
Foreign	15,517	17,346	45,270

Total income before tax expense	$39,318	$41,182	$55,936

Uncertain tax positions

        The aggregate changes in the balance of gross unrecognized tax benefits, excluding interest and penalties, were as follows:

Balance as at March 31, 2011	$168
Changes in balances related to tax positions taken during current periods	—

Balance as at March 31, 2014	$168

        The resolution of the $168 charge as of March 31, 2012, 2013 and 2014 respectively, will not significantly affect the effective tax rate.

        Although the timing of resolution and/or closure of tax audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, the Group is unable to estimate the range of possible adjustments to the balance of gross unrecognized tax benefits in the next 12 months.

13. Supplemental disclosures of cash flows information

        Supplemental disclosures of cash flows information consisted of the following:

	Years ended March 31,
	2012	2013	2014
Supplemental disclosure of cash flow information
Cash paid for income tax	$2,790	$3,337	$3,375
Cash paid for interest	2,227	1,382	1,326
Acquisition of Horizon	—	$5,682	—

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

14. Commitments and contingencies

        The Group leases office space from third parties, total rent expense incurred under operating leases is the following:

For the Years ended March 31,
2012	2013	2014
$12,158	$14,309	$17,523

        Minimal lease payments under non-cancellable operating lease contracts are expected to be as follows:

Minimal lease payments
For the year ended March 31, 2015	14,468
For the year ended March 31, 2016	6,810
For the year ended March 31, 2017	5,698
For the year ended March 31, 2018	3,149
For the year ended March 31, 2019	31

Total	$30,156

Legal proceedings

        In the ordinary course of business, the Group may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Group operates. In the opinion of management, the Group's liability, if any, in all pending litigation, other legal proceedings or other matters will not have a material effect upon the financial condition, results of operations or liquidity of the Group.

Operating environment of the Group

        A significant portion of the Group's business operations relate to the Central and Eastern Europe ("CEE") countries. CEE includes Poland, Romania, Russia and Ukraine. CEE countries continue economic reforms and development of their legal, tax and regulatory frameworks as required by a market economy.

        The future stability of the CEE countries' economies is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the governments.

        The global financial crisis has resulted in a decline in the gross domestic product, capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within CEE countries. While the CEE governments have introduced a range of stabilization measures aimed at providing liquidity to banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for the Group and its counterparties, which could affect the Group's financial position, results of operations and business prospects.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

14. Commitments and contingencies (Continued)

        While management believes it is taking appropriate measures to support the sustainability of the Group's business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group's results and financial position in a manner not currently determinable.

Taxation

        Russian, Ukrainian, Romanian and Polish taxes, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant authorities. Recent events especially within the Russian Federation, suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of audit. Under certain circumstances audits may cover longer periods. However, the tax regime in Russia has become even less predictable following recent cases.

        The new Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all "controlled" transactions if the transaction price differs from the market level of prices. The list of "controlled" transactions includes transactions performed with related parties and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if the amount of all transactions with the related party exceeds RUR 2 billion in 2013. In cases where a domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to a special notification issued by the authorized body in due course.

        The current Russian transfer pricing rules have considerably increased the compliance burden for the taxpayers compared to the transfer pricing rules that were in effect before 2012 due to, inter alia, shifting the burden of proof from the Russian tax authorities to the taxpayers. These rules are applicable not only to the transactions taking place in 2012 but also to the prior transactions with related parties if related income and expenses were recognized in 2012. Special transfer pricing rules apply to transactions with securities and derivatives.

        In 2013 the Group determined its tax liabilities arising from "controlled" transactions using actual transaction prices. Due to the uncertainty and absence of current practice of application of the current Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the "controlled" transactions and accrue additional tax liabilities unless the Group is able to demonstrate the use of market prices with respect to the "controlled" transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

14. Commitments and contingencies (Continued)

        The Group structures some of its operations in offshore jurisdictions, which results in lower effective income tax rates and may lead to related material income and non-income tax risks. In addition, the use of the independent contractors in Ukraine may also expose the Group to additional tax risks in manner not currently determinable.

        Recent legislative initiatives in the context of Russia's tax policies aimed at combating tax base erosion and profit shifting indicate that the level of potential risks associated with the operating structure and ownership structure of groups of companies may grow in the foreseeable future.

        The initiatives include proposals to establish in law such international concepts and approaches as "taxation of controlled foreign companies", "tax residence of organizations" and "actual recipient (owner) of income". There are measures to increase the level of co-operation with foreign tax authorities and information exchange regarding the application of international double taxation treaties.

        It is also expected that tougher administrative and criminal sanctions will be introduced for illegal capital export, tax evasion, and so on. Particularly close attention will be paid to the disclosure of companies' beneficiaries where there is access to State procurement orders, subsidies and other types of State support.

        The establishment of such measures in law will have a significant impact on the conduct of business in Russia and may in the future result in additional tax risks for existing holding structures.

        As of March 31, 2014, management believes that its interpretation of the relevant legislation is appropriate and that the Group's tax positions will be sustained. However, due to the above reasons, it is at least reasonably possible that relevant governmental authorities in CEE countries may attempt to assess additional income and non-income taxes, against the Group or certain of its Subsidiaries. The extent of potential assessments and the ultimate success thereof are not currently estimable. Management will vigorously defend its positions if such claims are assessed.

        The Group's operations and financial position will continue to be affected by CEE countries' political developments, including the application and interpretation of existing and future legislation and tax regulations in CEE countries. Such possible occurrences and their effect could have a severe impact on the Group's operations or its financial position.

        Subsequent to March 31, 2014, international rating agencies revised their outlook of Russia's sovereign credit rating in local and foreign currency from stable to negative following the political instability in Ukraine and heightened geopolitical risk and the prospect of U.S. and EU economic sanctions following Russia's incorporation of Crimea, which may reduce the flow of potential investment, trigger rising capital outflows and other negative economic effects. Furthermore, between January 1, 2014 and July 11, 2014, the Ukrainian Hryvnia devalued to major foreign currencies by approximately 47% and the National Bank of Ukraine imposed certain restrictions on purchase of foreign currencies at the inter-bank market. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

15. Segment information

        ASC 280 Disclosure about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance.

        The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Consequently, the Group operates only in one operating segment.

Geographic area information

        Revenues by geographical location are as follows, based on the location of the customers:

	For the years ended March 31,
	2013	2014
USA	$114,132	$167,038
UK	88,729	110,950
Germany	40,306	49,648
Russia	35,199	35,835
Canada	17,947	11,919
Poland	2,989	5,318
Switzerland	3,825	7,057
Ukraine	2,703	2,384
Other	8,766	8,182

Total revenues by geographical location	$314,596	$398,331

        Geographical information about the Group's long-lived assets is based on physical location of the assets

	For the years ended March 31,
	2013	2014
Russia	$11,534	$11,797
Romania	25,322	24,069
Ukraine	3,974	7,653
USA	9,408	8,116
Cyprus	6,144	5,326
Switzerland	—	1,260
Other	1,828	2,704

Total	$58,210	$60,925

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

15. Segment information (Continued)

Client Information

        Revenues from the transactions with external customers with individual turnover over 10% and over 5% of total revenues are the following:

	For the years ended March 31,
	2012	2013	2014
Revenues over 10% of total revenues	128,230	147,961	206,253
Revenues over 5% of the total revenues	192,068	219,329	269,021

16. Share-based compensation

        On March 25, 2010, the Board of Directors adopted a stock option plan (SOP I) for the employees and managers (hereinafter—"participants") and granted 2,368,800 shares the Company to the participants. The options granted above vest as follows: 1,118,040—on March 31, 2010; 170,660—on March 31, 2011; 172,564—on March 31, 2012; 446,908—on March 31, 2013, subject to service conditions and 460,628—on March 31, 2013 subject to certain performance conditions, namely revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of the Group for the year ended March 31, 2013. On June 15, 2012, the Company accelerated vesting of 116,956 options. On March 31, 2013, the Group issued all granted shares as performance conditions were met.

        On December 15, 2011, the Board of Directors adopted another stock option plan (SOP II) for the employees and managers (hereinafter—"participants") and granted 585,032 shares of the Company to the participants. The options granted above vest as follows: 141,372—on June 15, 2012; 151,508—on June 15, 2013; 145,628—on June 15, 2014, subject to service conditions and 146,524—on June 15, 2014 subject to certain performance conditions, namely revenue and EBITDA of the Group for the year ended March 31, 2014.

        On June 15, 2013, the Board of Directors adopted a stock option plan (SOP II+) for the two employees of Group and granted 18,900 shares of the Company to the participants. The options granted above vest as follows: 6,748—on June 15, 2013; 6,076—on June 15, 2014, subject to service conditions and 6,076—on June 15, 2014 subject to certain performance conditions, namely revenue and EBITDA of the Group for the year ended March 31, 2014.

        On June 15, 2012, the Company exchanged 84,700 options held by its US employees for the same number of restricted shares to its US employees subject to the same vesting and other conditions. As of June 30, 2013, the number of restricted shares amounted to 58,464.

        On June 15, 2013, Luxoft Holding Inc issued new shares in the total amount of 116,788 pursuant to the SOP II and SOP II+, and 2,632 restricted shares to US participants.

        On December 31, 2013, 143,808 SOP II shares subject to certain performance conditions were cancelled. Total expenses reversed amounted to $1,695.

        On February 12, 2014, Luxoft Holding, Inc granted 5,883 restricted shares to US participant. The options granted above vest on June 15, 2014, subject to service condition.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

16. Share-based compensation (Continued)

        Since the exercise price for our options is zero, the fair values of the grants were measured using fair values of shares reduced by the amount of present value of the expected dividends during the expected option terms. The fair value of the options was measured at the dates of the respective grants based on the following assumptions:

	March 25, 2010 grant	December 15, 2011 grant	June 15, 2013 grant	February 12, 2014 grant
Share price, US$	4,57	15,25	18,82	37,79
Expected dividend yield, %	3.4	1.9	—	—
Risk-free interest rate, %	4.49	5.3	3.10	—

        The amount of expenses for the years ended March 31, 2012, 2013 and 2014 included in the accompanying statements of comprehensive income was as follows:

	Years ended March 31,
	2012	2013	2014
SOP I	$1,253	$2,074	$—
SOP II	993	3,386	1,418

Total	$2,246	$5,460	$1,418

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

16. Share-based compensation (Continued)

        The following table summarizes stock option activity for the Company:

	SOP I	SOP II	Total	Weighted average grant date fair value $	Weighted- average remaining contractual term, days	Aggregate Intrinsic Value, $
Outstanding as of March 31, 2011	1,250,760	—	1,250,760	4.36	880	11,389
Vested during the year ended March 31, 2011	170,660	—	170,660	4.43	—	1,554
Vested and excercisable not yet issued to Luxoft SOP, at March 31, 2011	170,660	—	170,660	—	1,461	1,554
Vested and exercisable issued to Luxoft SOP, at March 31, 2011	1,118,040	—	1,118,040	—	1,461	10,181
Non-vested at March 31, 2011	1,080,100	—	1,080,100	4.36	—	9,836
Issued to Luxoft SOP during year ended March 31, 2012	(337,316)	—	(337,316)	—	—	—
Granted during the year ended March 31, 2012	—	585,032	585,032	14.46	—	—
Forfeited during the year ended March 31, 2012	(30,380)	—	(30,380)	4.36	—	—
Outstanding at March 31, 2012	883,064	585,032	1,468,096	8.21	693	22,388
Outstanding as of March 31, 2012	883,064	585,032	1,468,096	8.21	693	22,388
Vested during the year ended March 31, 2012	166,656	—	166,656	4.25
Vested and excercisable as of March 31, 2012	1,455,356	—	1,455,356	—	1,095	22,194
Vested and exercisable—not yet issued to Luxoft SOP, at March 31, 2012	1,455,356	—	1,455,356	—	—
Nonvested as of March 31, 2012	883,064	585,032	1,468,096	8.21	—	22,388
Issued to Luxoft SOP during the period	(883,064)	(141,372)	(1,024,436)	—	—	—
Cancelled during the year	—	(6,468)	(6,468)	14.36	—	—
Outstanding at March 31, 2013	—	437,192	437,192	14.36	490	8,240
Vested during the period	883,064	141,372	1,024,436	5.57	—	—
Exercised during the period	(364,420)	(28,056)	(392,476)	—	—	—
Vested and exercisable at March 31, 2013	1,974,000	113,316	2,087,316	—	734	39,343
Non-vested at March 31, 2013	—	437,192	437,192	14.36	—	8,240
Issued to Luxoft SOP during the period	—	(143,024)	(143,024)	—	—	—
Granted during the period	—	24,783	24,783	23.32	—	—
Cancelled during the period	—	(147,504)	(147,504)	14.27	—	—
Forfeited during the period	—	(23,212)	(23,212)	14.38	—	—
Outstanding at March 31, 2014	—	148,235	148,235	15.95	76	5,199
Vested during the period	—	146,720	146,720	14.57	—	5,145
Exercised during the period	(1,974,000)	(111,048)	(2,085,048)	—	—	—
Vested and exercisable at March 31, 2014	—	148,988	148,988	—	441	5,225
Non-vested at March 31, 2014	—	148,235	148,235	15.95	—	5,199

        The total compensation cost related to non-vested share-based compensation awards is $3,999 at March 31, 2013 and $660 at March 31, 2014.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

17. Earnings per share

        Net income per common share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period.

        The vested rights to the Group's shares granted to employees under the stock option plans are considered participating securities since they have non-forfeitable rights to dividends or dividend equivalents during the period from the vesting date to the date they are transferred to the participant from Luxoft SOP S.A. and thus require the two-class method of computing EPS. When calculating diluted EPS, the numerator is computed by adding back the undistributed earnings allocated to the participating securities in arriving at the basic EPS and then reallocating such undistributed earnings among the Company's ordinary shares, participating securities and the potential ordinary shares that result from the assumed exercise of all dilutive options. The denominator is increased to include the number of additional ordinary shares that would have been outstanding had the options been exercised.

        Stock splits are accounted for retrospectively assuming the number of shares for all periods presented.

        The rights, including the liquidation and dividend rights, of the holders of the Groups' Class A and Class B ordinary shares are identical, except with respect to voting and dividends in the form of shares or rights to acquire shares. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to 10 votes per share and will be convertible at any time into one Class A ordinary share. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical (save for where dividends are paid in the form of shares or rights to acquire shares), the undistributed earnings are allocated on a proportionate basis. Further, as the Group assumes the conversion of Class B common stock in the computation of the diluted net income per Class A ordinary share, the undistributed earnings are equal to net income for that computation. The computation of the diluted net income per Class A ordinary share assumes the conversion of Class B ordinary shares, while the diluted net income per Class B ordinary share does not assume the conversion of those shares.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

17. Earnings per share (Continued)

        The following table sets forth the computation of basic and diluted earnings per share:

	Years ended March 31,
	2012		2013		2014
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands US dollars, except share amounts and EPS)
Basic EPS
Numerator
Net income attributable to the Group	$504	$35,666	$991	$36,546	$8,921	$42,309
Less net income attributable to participating instruments	—	(4)

Net income from continuing operations available for ordinary shares	$504	$35,662	$991	$36,546	$8,921	$42,309
Income (loss) from discontinued operations	1	79	—	—	—	—

Net income attributable to the Group	$505	$35,741	$991	$36,546	$8,921	$42,309

Denominator
Weighted average number of ordinary shares	407,749	28,878,599	782,721	28,879,975	5,595,292	26,534,063
Basic EPS
Net income from continuing operations attributable to the Group	1.23	1.23	1.27	1.27	1.59	1.59

Net income attributable to the Group	$1.23	$1.23	$1.27	$1.27	$1.59	$1.59

Net income from continuing operations attributable to the Group	504	35,666	991	36,546	8,921	42,309
Realocation of net income as a result of conversion of Class B to Class A ordinary shares	35,666	—	36,546	—	42,309	—

Net income from continuing operations available for ordinary shares	36,170	35,666	37,537	36,546	51,230	42,309

Income (loss) from discontinued operations	1	79	—	—	—	—
Realocation of net income as a result of conversion of Class B to Class A ordinary shares	79	—	—	—	—	—

Income (loss) from discontinued operations available for ordinary shares	80	79

Net income attributable to the Group	$36,250	$35,745	$37,537	$36,546	$51,230	$42,309

Denominator
Conversion of Class B to Class A shares	28,878,599	—	28,879,975	—	26,534,063	—
Stock option plans	447,944	447,944	573,188	573,188	113,133	113,133

Diluted weighted average number of ordinary shares outstanding	29,734,292	29,326,543	30,235,884	29,453,163	32,242,488	26,647,196

Diluted net income attributable to the Group per share	$1.22	$1.22	$1.24	$1.24	$1.59	$1.59

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

18. Subsequent events

        On June 30, 2014 the Group has acquired Mecel Populus Suite, a complete tool chain for designing, developing, and deploying user interfaces for distributed embedded systems, from Mecel AB. As a result of this transaction the Group paid $1 million at closing and will pay the seller up to $2 million additionally subject to achieving certain performance conditions during the course of the next three years.