Form 20-F
period 2015-03-31
Luxoft Holding, Inc
filed 2015-07-01
CIK 1538375

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2015
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                    to                    Commi ssion File Number

LUXOFT HOLDING, INC
(Exact Name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Gubelstrasse 24
6300 Zug, Switzerland
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2015: 18,515,323 Class A ordinary shares with no par value and 14,336,022 Class B ordinary shares with no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☒

PRELIMINARY NOTES

As used herein, and unless the context suggests otherwise, the terms "Luxoft," "Company," "Group," "we," "us" or "our" refer to Luxoft Holding, Inc and its direct and consolidated subsidiaries unless otherwise stated or indicated by context. We define Central and Eastern Europe ("CEE") to include Albania, Belarus, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonia, Moldova, Montenegro, Kosovo, Poland, Romania, Russia, Serbia, Slovakia, Slovenia and Ukraine.

Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. "Luxoft" is our registered trademark. We also have several other registered trademarks, service marks and pending applications relating to our products and services, including without limitation, our proprietary software product Luxoft Horizon Visualization Framework ("Horizon"). Other trademarks and service marks appearing in this annual report are the property of their respective holders.

Special Note Regarding Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "could," "seek," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "will," "would," "expect," "predict," "project," "potential" or the negative of these terms or other similar expressions that convey uncertainty of future events. These statements may be found in the sections of this annual report on Form 20-F (the "annual report") titled "ITEM 3. Key Information—Risk Factors," "ITEM 4. Information About Luxoft," "ITEM 5. Operating and Financial Review and Prospects," "ITEM 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations," "ITEM 11. Quantitative and Qualitative Disclosures About Market Risk" and elsewhere in this annual report, including the section of this annual report entitled "ITEM 4. Information about Luxoft—Business Overview—Overview" and "ITEM 4. Information about Luxoft—Business Overview—Industry Background," which contain information obtained from independent industry sources. These statements include, but are not limited to, statements regarding:

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

i

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

•
the sufficiency of our current cash, cash flow from operations and lines of credit to meet our anticipated cash needs;

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

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors, some of which lie beyond our control or ability to predict, that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks discussed in "ITEM 3. Key Information—D. Risk Factors" and elsewhere in this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report to conform these statements to actual results or to changes in our expectations.

Industry Data and Other Information

This annual report includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Forecasts and other metrics included in this annual report to describe our industry are inherently uncertain and speculative in nature and actual results for any period may materially differ. Estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed above and in "ITEM 3. Key Information—D. Risk Factors" of this annual report.

The Gartner Report(s) (the "Gartner Report(s)") represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this annual report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

PART I

ITEM 3:    Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with "ITEM 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included elsewhere in this annual report. We have derived the consolidated statements of comprehensive income data for the years ended March 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of March 31, 2015 and 2014 from our audited consolidated financial statements included in "ITEM 18. Financial Statements," which have been prepared in accordance with generally accepted accounting principles in the United States. We have derived the consolidated statements of comprehensive income for the years ended March 31, 2012 and 2011 and the consolidated balance sheet data as of March 31, 2013, 2012 and 2011 from our audited consolidated financial statements which are not included in this annual report. Historical results are not indicative of the results to be expected in the future.

	For the years ended March 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except share and per share amounts)
Consolidated statements of comprehensive income:
Sales of services	$520,548	$398,331	$314,596	$271,142	$198,368
Operating expenses
Cost of services (exclusive of depreciation and amortization)	293,960	229,537	185,557	157,004	109,996
Selling, general and administrative expenses	128,952	95,946	76,911	64,720	51,039
Depreciation and amortization	16,834	12,944	8,981	7,742	6,344
Loss from revaluation of contingent liability	1,166	922	—	—
Operating income	79,636	58,982	43,147	41,676	30,989

Other income and expenses
Interest expense, net	(543)	(1,508)	(1,277)	(2,151)	(3,522)
Other gain (loss), net	1,430	557	(1)	170	(320)
Gain (loss) from foreign currency exchange contract	1,321	(1,134)	(621)	886	529
Net foreign exchange gain/(loss)	(8,867)	(961)	(66)	(1,263)	914
Income before income taxes	72,977	55,936	41,182	39,318	28,590

Income tax expense	(9,828)	(4,706)	(3,645)	(3,210)	(2,043)
Income from continuing operations	63,149	51,230	37,537	36,108	26,547

Income/(loss) from discontinued operations	—	—	—	80	(664)
Net income	$63,149	$51,230	$37,537	$36,188	$25,883

Net income attributable to the non-controlling interest	—	—	—	62	1
Net income attributable to the Group	$63,149	$51,230	$37,537	$36,250	$25,884

	For the years ended March 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except share and per share amounts)
Other comprehensive income, net of tax
Foreign currency translation adjustment	(47)	1,118	(1,514)	(879)	15
Unrecognized actuarial loss	(378)	—	—	—	—
Comprehensive income attributable to the Group	$62,724	$52,348	$36,023	$35,371	$25,899

Actual net income per ordinary share and pro forma per Class A and Class B ordinary shares(1):
Basic	$1.93	$1.59	$1.27	$1.23	$0.89

Diluted	$1.91	$1.59	$1.24	$1.22	$0.88

Actual weighted average number of Class A and Class B ordinary shares
Basic	32,790,711	32,129,355	29,662,696	29,286,348	28,621,824

Diluted	33,111,753	32,242,488	30,235,884	29,734,292	29,506,708

Dividends declared per share	$—	$—	$0.91	$0.14	$—

	As of March 31,
	2015	2014	2013	2012	2011
	(in thousands)
Consolidated Statements of Financial Positions Data
Cash and cash equivalents	$45,593	$37,503	$4,499	$6,846	$8,607
Work-in-progress	1,449	4,720	3,478	3,897	1,298
Working capital(2)	127,109	65,682	46,662	41,853	12,741

Total assets	304,346	217,697	155,222	123,264	101,794

Total borrowings(3)	1,401	20,582	16,765	10,814	13,079

Total liabilities	86,222	68,080	59,927	42,497	56,734

Total equity	$218,124	$149,617	$95,295	$80,767	$45,060

	Year ended March 31,
	2015	2014	2013	2012	2011
	(in thousands)
Supplemental financial metrics
Adjusted net income(4)	$75,367	$56,134	$44,284	$39,716	$28,160

(1)
See note 16 to our annual consolidated financial statements included elsewhere in this annual report for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)
Working capital is defined as total current assets minus total current liabilities, adjusted for net initial public offering proceeds of approximately $31.0 million in 2013.

(3)
Includes short-term and long-term borrowings, loans from related parties and capital lease obligations.

(4)
Adjusted net income is a non-GAAP financial measure and is net income from continuing operations before share-based compensation, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisition-related costs that may include change in the fair value of contingent consideration liabilities. We present adjusted net income as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. Adjusted net income should not be considered in isolation or as a substitute for operating income or other statement of comprehensive income items prepared in accordance with U.S. GAAP as a measure of our performance. We use adjusted net income as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of share-based compensation expense, amortization of fair value adjustment to intangible assets and change in fair value of contingent consideration liabilities, which is a non-cash item. In addition, adjusted net income, as presented in this annual report, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. A reconciliation of adjusted net income to net income from continuing operations is set forth in the table below.

	Year ended March 31,
	2015	2014	2013	2012	2011
	(in thousands)
Reconciliation of adjusted net income:
Income from continuing operations	$63,149	$51,230	$37,537	$36,108	$26,547
Share-based compensation	5,783	1,418	5,460	2,246	1,313
Amortization of purchased intangible assets	4,105	2,564	1,287	1,362	300
Loss from revaluation of contingent liability	1,010	922	—	—	—
Acquisition related costs	1,331	—	—	—	—
Adjusted net income	$75,378	$56,134	$44,284	$39,716	$28,160

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

An investment in our Class A ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with financial and other information contained in this annual report and in our other filings with the United States Securities and Exchange Commission (the "SEC"). If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our Class A ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See "Preliminary Notes—Special Note Regarding Forward-Looking Statements."

Risks related to our business and our industry

We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services would materially and adversely affect our results of operations.

We are dependent on our key clients for a significant portion of our sales of services. Our largest clients, Deutsche Bank and UBS, together accounted for 47.0%, 52.0% and 56.4% of our sales of services in the years ended March 31, 2013, 2014 and 2015, respectively. In the aggregate, our ten largest clients accounted for 81.2%, 81.7% and 80.1% of our sales of services in the years ended March 31, 2013, 2014 and 2015, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. We have entered into framework agreements with each of our key clients, including Deutsche Bank and UBS, which govern substantially all of our arrangements for the provision of services to such clients. These agreements, however, do not grant us any exclusivity and do not contain any minimum service conditions. Further, although our framework agreements with Deutsche Bank and UBS entitle us to compensation for any services already rendered by us if prematurely terminated, they may be terminated by Deutsche Bank and UBS, respectively, generally upon prior written notice of between one and six months' without any penalty. In addition, Deutsche Bank may terminate any or all of the individual service contracts governed by the master framework agreement if the master framework agreement is terminated for cause or for any other reason. Accordingly, we cannot provide any assurance that we will succeed in maintaining or growing our business with sales of services from our largest clients.

Our reliance on any individual client may give that client a certain degree of pricing leverage against us as we negotiate contracts and terms of service. In addition, a number of other factors outside our control could cause the loss of or reduction in business or sales of services from any client, and these factors are not predictable. These factors may include, among others, a client's corporate restructuring or insolvency, pricing pressure or changes to its outsourcing strategy. A client may decide to reduce spending on technology services or sourcing from us, or shift such spending to one of our competitors, due to a challenging economic environment, a change of strategy in outsourcing services or other internal or external factors relating to its business.

Furthermore, as we expand our product offerings to clients, we run the risk of approaching our clients' maximum budget allowance for spending on software products. Likewise, with respect to spending on services, as we increase the amount of services we offer to our biggest clients and as our services account for a larger portion of our clients' budgets on IT services, we run the risk of approaching our clients' maximum budget allowance for spending on IT services. If our clients are unable or unwilling to devote more of their IT or overall budget to paying for our services, we risk being unable to increase our sales of services from each of these clients.

The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, would materially adversely affect our sales of services and thus our results of operations.

We generate a significant portion of our sales of services, and anticipate deriving a material portion of our sales of products, from clients primarily located in the United States and Europe. Deterioration of economic conditions in the United States or Europe could result in reduced sales of our services and thus adversely affect our results of operations.

We derive a significant portion of our sales of services from clients in the United States and Europe. If the U.S. or European economies weaken or slow, pricing for our services may be depressed and our clients may significantly reduce or postpone their technology spending which may in turn lower the demand for our services. Furthermore, clients in affected regions could terminate their contracts with us, generally by giving between 30 days' and six months' notice, or choose not to renew their contracts with us. Such actions by our clients would negatively affect our sales of services and profitability.

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

We have recently experienced rapid growth and significantly expanded our business. Our sales of services grew from $198.4 million in the fiscal year ended March 31, 2011 to $314.6 million in the fiscal year ended March 31, 2013. For the fiscal year ended March 31, 2014, our sales of services were $398.3 million, and for the fiscal year ended March 31, 2015, our sales of services were $520.5 million. As of March 31, 2015, we had 9,184 personnel, as compared to 7,519 personnel as of March 31, 2014. Our rapid growth has placed, and we expect it to continue to place, significant demands on our management and our administrative, operational and financial infrastructure. In addition, during the year ended March 31, 2015 we began implementing our Global Upgrade Program, which is aimed at increasing the share of our operations in the EU, the U.K., Asia Pacific and North America. The Global Upgrade Program has resulted in our expansion in Central and Eastern Europe and is expected to facilitate our expansion into new markets. Continued expansion increases the challenges we face in offering our services in the following areas:

•
recruiting and retaining sufficiently skilled IT professionals, as well as marketing and management personnel;

•
training and supervising our personnel to maintain our high standards of quality;

•
borrowing adequate short-term funds to finance rapid growth;

•
developing financial and management controls; and

•
preserving our culture and values and our entrepreneurial environment.

If we are unable to manage our rapid growth effectively, or if we are unable to implement our Global Upgrade Program successfully or promptly, the quality of our services and client support could suffer, and productivity and results of operations could be materially and adversely affected.

We derive a large portion of our sales of services, and expect that we will derive a large portion of our sales of products, from clients who operate in a limited number of industries. While this gives us deep expertise in those industries, it increases our exposure to adverse conditions in any of them.

We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the year ended March 31, 2015, we derived 66.5%, 11.0% and 6.8% of our sales of services from clients operating in the financial services, automotive and transport, and technology industries, respectively. Furthermore, we anticipate our product sales will be largely to clients in the same industries. Our business and growth depend to a large extent on continued demand for our services from clients and potential clients in these industries. Demand for our services and products in general, as well as in any industry specifically, could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications and software development services generally, or consolidation within the industry. Clients in these affected industries could terminate their contracts with us, generally by giving between 30 days and six months' notice, or choose not to renew their contracts with us. In addition, serving a major client within a particular industry may restrict our ability to enter into engagements with competitors of that client, and certain of our client contracts prohibit certain of our employees from working on engagements with our clients' competitors. As businesses within these industries, in particular, the financial services industry, continue to limit the number of vendors from whom they buy products and services, we may face challenges in gaining new clients or keeping the existing clients. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant sales of services in the future, may have a material adverse effect on our results of operations.

In particular, an economic slowdown or financial crisis could result in decreased IT spending by institutions in the financial services industry. Many such institutions may reduce their IT spending, delay planned projects or both. As a result, it may be more difficult to obtain new clients, sell our services and products or maintain the current level of demand from our existing clients in this industry. Because the financial services industry is our largest vertical, such a slowdown could materially affect our revenues and thus our results of operations.

Credit default or a drop in the credit ratings of certain sovereigns or financial institutions could lead to weakened economic conditions in countries where our clients face exposure, thus adversely affecting our clients' ability to engage in business with us and materially and adversely impacting our financial condition and results of operations.

The large sovereign debts and/or fiscal deficits of a number of European countries and the United States have raised concerns regarding the financial condition of financial institutions, insurers and other corporations:

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

We face competition from offshore technology service providers in outsourcing destinations with low wage costs such as India, as well as competition from large global consulting and outsourcing firms and in-house IT departments of large corporations. As we increasingly introduce new products for commercial resale and licensing, we face competition from software product companies, such as Tableau, Altia and Electrobit. There is no assurance that we will not face additional competition from new market entrants. We do not enter into exclusive services arrangements with any of our clients, and as a result, our sales of services could suffer to the extent that clients could obtain services from other competing application and software engineering outsourcing services. Clients may prefer application and software engineering outsourcing service providers that have more locations or that are based in countries that are more cost-competitive or more politically and economically stable than the countries in which we operate.

Some of our current and potential competitors may benefit from substantially greater financial, marketing, or technical resources. Our current and potential competitors may also be able to respond more quickly to new technologies or processes and changes in client demands; may be able to devote greater resources toward the development, promotion and sale of their services than we can; and may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address client needs. We cannot give any assurance that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully, pricing pressures and resulting loss of clients could materially and adversely affect our business.

Our future revenue growth depends in part on our ability to successfully introduce new products.

The software industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. As we continue to grow our business, we plan to continue our efforts to resell and license our new products, such as the Luxoft Horizon Visualization Framework, and to introduce other new products for resale and licensing. In order for our products to be commercially viable, either through direct sales or through licensing agreements, they must meet changing client needs and offer our clients unique benefits. We have limited experience to date in developing products for resale and licensing, and have not generated significant revenues from the sale of products. If we are not able to develop and demonstrate clearly the value of our products to our clients, or if we misjudge our client's needs, we may not be able to successfully introduce our products to the market.

Even if we are able to attract clients for our product offerings, the amount of revenue that we derive from our product sales may be smaller than what we forecast. As new products are continuously released, it is difficult to predict the amount of usage each of our products will receive before becoming obsolete. Therefore, we may need to devote significant resources to the creation, support, upgrade and maintenance of such product offerings. If we are slow to develop products, or if our competitors are able to achieve those results more quickly than we, we will fail to capture a significant share of the software product market. Because these new initiatives are inherently risky, they may not be successful and may harm our financial condition and operating results.

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

Many of our contracts contain limitations on liability capped at between six months and one year of payments under the contract, or at the full service contract price; and many of our contracts disclaim any warranties of merchantability and sell our services "as-is." However, not all client contracts contain liability caps, and these limitations on liability may not apply in all circumstances, may be unenforceable in some cases or may be insufficient to protect us from liability for damages, direct or consequential. Any substantial liability that we incur as a result of any of the above could have a material adverse effect on our business and results of operations.

Our insurance may be inadequate to protect us against our losses.

Although we believe our insurance coverage is customary for the jurisdictions in which we operate, insurance for our operations in CEE does not cover all the risks that a company of a similar size and nature operating in a more economically developed country could insure. For example, we do not have coverage for business interruption or loss of key management personnel. In addition, we only have limited product liability insurance to the extent required by our client contracts. We do not maintain separate funds or otherwise set aside reserves to cover such losses or third-party claims. If any such uninsured event were to occur, we might incur substantial costs and diversion of resources, which, in turn, could have a material adverse effect on our results of operations.

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

We rely heavily on maintaining a workforce of skilled professionals. As of March 31, 2015, over 80% of our software and IT professionals held Master's degrees (or Master's degree equivalents in certain jurisdictions) or higher. Because our business model does not provide for the hiring and training of a large number of junior personnel, we must depend on lateral hires to provide us with skilled professionals. Competition for skilled professionals in the markets in which we operate can be intense, and, accordingly, we may not be able to retain or hire all of the professionals necessary to meet our ongoing and future business needs. If our competitors are able to increase the educational level of their workforce, or if clients and prospective clients become more price-sensitive and choose lower-cost suppliers that have a cheaper labor force, we may lose our competitive advantage notwithstanding the relatively high educational level of our workforce. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire qualified professionals to meet our business requirements.

Attrition rates among our employees were 12.9%, 9.9% and 10.5% for the years ended March 31, 2013, 2014 and 2015, respectively. We view this slight increase in our attrition rate in 2015 to be within ordinary course range for our company and industry. We define "attrition" as the total number of personnel with more than six months of work experience in the Company, who have left the Company during the reporting period, divided by the total number of personnel at the end of the reporting period, net of employees who have left on the last day of the period. We believe that our competitors calculate attrition based on the same principles, although their methodology may differ slightly from ours. While we have adopted a number of programs aimed at reducing our attrition rate, we may encounter higher attrition rates in the future. A significant increase in the attrition rate among professionals with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. The competition for highly-skilled professionals may require us to increase salaries, and we may be unable to pass on all these increased costs to our clients. These factors may, as a result, have a material adverse effect on our profitability and results of operations.

Wage inflation in countries where our delivery centers are located may adversely affect our financial condition and results of operations.

We operate delivery centers in Russia, Ukraine, Romania, Poland, Bulgaria and Vietnam where wage costs have historically been significantly lower than wage costs in the United States and Western Europe for comparably skilled professionals. Wages are our most significant operating expense, and wage increases in these countries may prevent us from sustaining this competitive advantage internationally and may negatively affect our profitability. According to the Russian Federal State Statistics Service ("Rosstat"), the State Statistics Service of Ukraine, the Romanian National Institute of Statistics, and the Central Statistical Office of Poland, wage inflation (or deflation) levels in Russia, Ukraine, Romania and Poland (where we have the majority of our employees), for the year ended December 31, 2014 were approximately 11.4%, 24.9%, 1.4% and 0.1%, respectively. Russia and Ukraine use inflation as measured by the consumer price index, as a proxy for wage inflation in official statistics. However, we believe that wage inflation rates for the IT industry can be significantly higher than overall wage inflation rates within each of these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially adversely affect our financial condition and results of operations.

Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2015, 59.7% of our sales were denominated in U.S. dollars and 29.9% were denominated in euros, and 20.8% of our expenses (excluding currency losses and changes in deferred tax) were denominated in rubles. As a result, weakening of euro against U.S dollar as well as strengthening of the ruble relative to the U.S. dollar present the most significant short-term risks to our financial performance. The ruble-to-U.S. dollar and euro-to-U.S. dollar exchange rates have been volatile in the past few years as a result of instability of the global financial markets. Any further significant fluctuations in currency exchange rates may have a material impact on our business.

In addition, economies in CEE countries such as Russia, Ukraine, Romania and Poland have periodically experienced high rates of inflation. According to Rosstat, the State Statistics Service of Ukraine, the Romanian National Institute of Statistics, and the Central Statistical Office of Poland, the inflation rate in each of these countries was as set forth below. The inflation rates in Russia, Ukraine and Romania are measured by the consumer price index, while the inflation rates in Poland are measured by the Harmonized Index of Consumer Prices:

•
the annual inflation rate in Russia was 6.6% in 2012, 6.5% in 2013 and 11.4% in 2014;

•
the annual inflation rate in Ukraine was (0.2)% in 2012, 0.5% in 2013 and 24.9% in 2014;

•
the annual inflation rate in Romania was 3.3% in 2012, 4.1% in 2013 and 1.4% in 2014; and

•
the annual inflation rate in Poland was 3.7% in 2012, 0.9% in 2013 and 0.1% in 2014.

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

Our business is dependent on retaining the services of certain key members of the management team who have extensive experience in the IT industry. If a key member of the management team is unable or unwilling to continue in his or her present position, our business operations could be disrupted, and we may not be able to replace such a person easily, or at all. In addition, the number of qualified managerial personnel in the primary jurisdictions in which we operate is limited and competition for the services of such persons in our industry is intense. While we have entered into employment contracts with our senior managers and have provided incentives for them to remain with us, including monetary bonuses and share-based compensation, we cannot guarantee that we will retain their services. We currently do not maintain insurance against any damage that may be incurred in case of the loss or dismissal of our key specialists or managers.

If any of our senior management or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, knowhow and key technology professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our sales of services may be materially adversely affected. Such movement by senior management could result in unauthorized disclosure or use of our technical knowledge, practices or procedures, which may materially adversely affect our competitive position and, consequently, our business.

Our ability to generate and retain business depends on our reputation in the marketplace.

Because many of our specific client engagements involve unique services, our corporate reputation is a significant factor in our clients' evaluation of whether to engage our services and in our potential and existing employees' decision to join and remain at our Company. However, our corporate reputation is susceptible to damage by actions or statements made by current or former clients, competitors, vendors, employees and adversaries, as well as government regulators, in legal proceedings or otherwise and members of the investment community and the media, irrespective of the accuracy of the information on which such actions or statements are based. There is a risk that negative information about us, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of the Luxoft brand name and could reduce investor confidence in us. Our inability to generate or retain business as a result of damage to our reputation could materially and adversely affect our business.

If we do not succeed in quickly assimilating new technologies and rapidly changing technologies, methodologies and evolving industry standards, our business may be materially and adversely affected.

The IT industry is subject to rapid and significant changes in technology, methodologies and evolving industry standards. Our clients rely on us to continue to anticipate and provide them with the most innovative technologies on the market. Our future success will to a large extent depend on our ability to quickly acquire and assimilate cutting edge technologies, which we can then use to develop our clients' systems. Development and introduction of new services and products involve a significant commitment of time and resources and are subject to a number of risks and challenges, including:

•
difficulty or cost in updating our services, applications, tools and software and developing new services and products quickly enough to meet our clients' needs;

•
difficulty or cost in ensuring that some features of our software work effectively and securely over the Internet or with new or changed operating systems;

•
difficulty or cost in updating our software and services to keep pace with business, evolving industry standards, methodologies, regulatory and other developments in the industries where our clients operate; and

•
difficulty or cost in maintaining a high level of quality as we implement new technologies and methodologies.

We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services, technologies or methodologies we develop or implement may not be successful in the marketplace. Further, products, services, technologies or methodologies that are developed by our competitors may render our services and products non-competitive or obsolete. Our failure to enhance our existing services and to develop and introduce new services and products in line with the developments in technology, methodologies and standards in the IT industry that will promptly address the needs of our clients could cause us to lose clients, and materially and adversely affect our business.

Our profitability could suffer if we are not able to manage large and complex projects and complete fixed-price, fixed-timeframe contracts within our budget and on time.

Our profitability and operating results are dependent on the scale of our projects and the prices we are able to charge for our services. We are performing an increasing percentage of our work through fixed-price contracts, in which we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of execution. As we take on more sophisticated projects, while simultaneously shifting more engagements to a fixed-price model, we may be unable to estimate accurately the appropriate project price and successfully manage large and complex projects. Although we use specified technical processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price and fixed-timeframe projects, we face the risk of cost overruns, completion delays and wage inflation in connection with these projects. Pricing projects on a fixed-price basis is a relatively new model for our business, so we have less experience in pricing projects on this basis. If we fail to estimate accurately the resources and time required for a project or future rates of wage inflation, or if we fail to perform contractual obligations within the contractual timeframe, our profitability could suffer.

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

Our profitability could suffer if we fail to maintain favorable pricing for our services.

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

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our results of operations and cash flows could be materially adversely affected.

Our business depends on our ability to obtain payment from our clients of the amounts they owe us for work performed. We usually bill and collect such amounts on relatively short cycles. We maintain allowances for doubtful accounts. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. There is no guarantee that we will accurately assess the creditworthiness of our clients. Weak macroeconomic conditions and related turmoil in the global financial system could also result in financial difficulties, including limited access to the credit markets, insolvency, or bankruptcy for our clients, and, as a result, could cause clients to delay payments, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations. In addition, some of our clients may delay payments due to changes in internal payment procedures driven by rules and regulations these clients are subject to. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted sales of services. If we are unable to meet our contractual requirements and if we experience an increase in the time to bill and collect for our services, we might be unable to collect our client balances or experience delays in collection. If this occurs, our results of operations and cash flows could be materially adversely affected.

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

•
changes in the allocation of onsite and offshore staffing;

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

We have granted shares and share-based instruments under our stock option plan, as a result of which we have recorded $5.8 million, $1.4 million, $5.5 million, $2.2 million, and $1.3 million in share-based compensation expenses for the years ended March 31, 2015, 2014, 2013, 2012 and 2011, respectively.

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

The software industry is making increasing use of open source software in its development work. We also incorporate open source technology in our services, which may expose us to liability and have a material impact on our software development services and sales. The open source license may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. While we believe we take appropriate measures to comply with open source terms, there is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open source terms. Any such requirement to disclose our source code or other confidential information related to our work product could materially and adversely affect our competitive position, results of business operations, financial condition and client relationships.

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

Further, our current and former employees and/or independent contractors could challenge our exclusive rights in the software they have developed in the course of their employment or engagement. In Russia and certain other countries in which we operate, (a) where intellectual property was created by an employee of a company as part of their employment relationship, the respective employee retains authorship of such intellectual property, while the employer, unless otherwise provided in the employment agreement, is deemed to own the exclusive rights to such intellectual property, and (b) where an engaged specialized contractor creates the intellectual property by contract with the client, the latter is by default the holder of exclusive rights to such intellectual property, unless the contract provides otherwise. However, in either case, the authors, regardless of whether they were employees of the company or of any of its contractors (as the case may be), may retain authorship and should be paid consideration for the intellectual property work performed. In the case of intellectual property work created by an employee during his/her employment, the employer may be required to satisfy additional legal requirements in order to make further use or dispose of such intellectual property. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights, to the extent permitted by law, to software developed by our employees and contractors, courts have been inconsistent in their approach to enforcing such applicable legal requirements. As a result, there can be no guarantee that we would be successful in defending against any claim by our current or former employees or contractors challenging our exclusive rights over the use and transfer of works that the respective employees and contractors created or requesting additional compensation for such works.

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

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary knowhow and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

We rely on unpatented proprietary know-how and trade secrets and employ commercially reasonable methods, including confidentiality agreements with employees and consultants, to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the knowhow and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, in the future we may develop and license trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. Furthermore, no assurance can be given that we will not be subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

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

Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients' confidences. The agreements we enter into with employees, independent contractors, vendors and clients may not provide meaningful protection for trade secrets, knowhow or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, knowhow or other proprietary information. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our and our clients' proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our and our clients' proprietary technologies, tools and applications could enable third parties to benefit from our or our clients' technologies, tools and applications without paying us for doing so. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

Our client contracts generally provide for indemnity for intellectual property infringements of third-party rights that arise from our breach under such contracts. Although we attempt to limit our contractual liability for consequential damages in rendering our services, and provide limitation of liabilities for amount of such liabilities, typically to one year's payment under the relevant agreement, these limitations on liability may not apply in all circumstances, and may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance. Furthermore, if any third party brings any claims against our clients, claiming that our work product or intellectual property transferred to our clients violates, or infringes upon such third party's IP rights, any such claims could result in claims by our clients against us, which could result in the loss of such client, could seriously damage our reputation, could result in other clients terminating their engagements with us and could make it more difficult to obtain new clients.

If we fail to integrate or manage acquired businesses efficiently, or if the acquired companies are difficult to integrate, divert management resources or do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans could be materially adversely affected.

On occasion we have expanded our service capabilities and gained new clients through selective acquisitions. During the fiscal year ended March 31, 2015, we completed three acquisitions, and we plan to continue making selective acquisitions in the future. Our ability to successfully integrate an acquired business and realize the benefits of an acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

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

•
doing business in unfamiliar markets or geographies; and

•
increased complexity or risks from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of the countries in which we currently have operations.

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

We have operations in a number of jurisdictions, including Russia, Ukraine, Romania, Bulgaria, the United States, the U.K., Poland, Mexico, South Africa, Australia, Canada and Vietnam, and we serve clients across North America, Europe and Asia. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business.

Additional risks associated with international operations include difficulties in enforcing contractual rights, the burdens of complying with a wide variety of foreign laws and potentially adverse tax consequences, including permanent establishment and transfer pricing issues, tariffs, quotas and other barriers and potential difficulties in collecting accounts receivable. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Additionally, such companies may have longstanding or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. We cannot ensure that these and other factors will not impede the success of our international expansion plans or limit our ability to compete effectively in other countries.

Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the United States or other countries in which our clients operate.

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

We depend on a limited number of key accounting personnel for the preparation of U.S. GAAP financial statements. Given the competition for such personnel some of the key accounting personnel may leave, which could disrupt our ability to promptly and accurately report U.S. GAAP financial statements.

We maintain our books and records and prepare standalone accounting reports for management reporting purposes, which are then consolidated on a monthly basis, and adjusted to conform to U.S. GAAP financial reporting on a quarterly basis. Timely and accurate U.S. GAAP financial reporting is a challenging task, requiring us to retain a sufficient number of U.S. GAAP-experienced accounting personnel. While we have accounting personnel with the required U.S. GAAP expertise, this still may not be sufficient to support our rapid growth. There is strong demand for U.S. GAAP-experienced accounting personnel in the regions in which we operate, and as such, we may not be able to effectively compete for such personnel.

In case we are not able to retain such personnel or replace them in a timely manner, this may disrupt our ability to timely and accurately report U.S. GAAP financial statements.

We may need additional capital to support our growth, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

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

We conduct business globally and file income tax returns in multiple jurisdictions, including the United States, Switzerland, Russia, the U.K., Ukraine, Poland and Romania. Our effective tax rate could be materially adversely affected by a number of factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have different statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties. During our financial year ended March 31, 2015, our effective tax rate increased to 13.5% as compared to 8.4% in the prior year. For more information, see "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations."

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

If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment and/or imposes fines and/or penalties, including, as a result of a determination, that the transfer prices and terms we have applied are not appropriate, this could have a negative impact on our financial results. For further discussion of the potentially adverse effects of transfer pricing legislation in Ukraine, see the risk factor "—Recent changes in the Ukrainian tax code could have a materially adverse effect on our financial condition and results of operations."

International hostilities, terrorist activities, other violence or war, natural disasters, pandemics and infrastructure disruptions, could delay or reduce the number of new service orders we receive and impair our ability to service our clients.

Hostilities and acts of terrorism, violence or war, natural disasters, global health risks or pandemics or the threat or perceived potential of these events could materially adversely affect our operations and our ability to provide services to our clients. We may be unable to protect our people, facilities and systems against any such occurrences. Such events may cause clients to delay their decisions on spending for IT services and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our clients, which could materially adversely affect our financial results. By disrupting communications and travel, giving rise to travel restrictions, and increasing the difficulty of obtaining and retaining highly-skilled and qualified IT professionals, these events could make it difficult or impossible for us to deliver services to some or all of our clients. Travel restrictions could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain the skilled IT professionals we need for our operations. In addition, any extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our clients.

Risks related to conducting business in CEE countries

Emerging markets, such as CEE countries, are subject to greater risks than more developed markets, and financial turmoil in any emerging market in which we operate could disrupt our business.

CEE countries are generally considered to be emerging markets. Investors in emerging markets should be aware that these markets are subject to greater legal, economic and political risks than more developed markets. Emerging markets are subject to rapid change and information relating to our operations in such markets set out in this annual report may become outdated relatively quickly. Moreover, financial or political turmoil in any emerging market country tends to adversely affect prices in the equity markets of all emerging market countries, as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in the CEE region and adversely affect regional economies. In addition, during such volatile times, companies that operate in emerging markets could face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the economy of the CEE region remains relatively stable, financial turmoil in any emerging market country could adversely affect our business which could result in a material decrease in the price of our Class A ordinary shares.

Sanctions imposed by the United States and the EU as a result of the ongoing crisis in Ukraine may have a material adverse effect on our business.

In late 2013 and the first half of 2014, deteriorating economic conditions and general social unrest caused Ukraine to be subjected to a wide-scale crisis provoking armed confrontations between various political groups and ultimately involving the Russian Federation. In response to the situation in Ukraine, the United States and the EU imposed sanctions on various individuals and entities in Ukraine and Russia, in addition to sectoral measures against certain sectors of the Russian economy. Comprehensive sanctions measures were also imposed on "the Crimea region of Ukraine."

U.S. Sanctions

As a result of the ongoing situation with respect to Ukraine, the United States issued Executive Orders 13660, 13661, 13662 and 13685. Executive Orders 13660 and 13661 authorize the imposition of blocking sanctions targeting persons contributing to the situation in Ukraine, including Russian government officials and persons, some of whom are Ukrainian or located in Crimea, found to be contributing to the situation in Ukraine. Pursuant to these orders, a number of persons and entities have been added to the List of Specially Designated Nationals and Blocked Persons ("SDN List"), administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"). Property and interests in property of persons on the SDN List within the possession or control of a U.S. Person (a "U.S. Person") or within the United States are considered blocked and may not be dealt in. The same prohibition applies to entities 50% or greater owned in the aggregate by one or more blocked parties.

Executive Order 13662 authorizes the imposition of sanctions against persons operating within specified sectors of the Russian economy. To date, OFAC has imposed these sectoral sanctions against the financial, defense and energy sectors of the Russian economy by designating certain entities operating within those sectors on the Sectoral Sanctions Identifications List ("SSI List"). The SSI List does not require blocking, but instead imposes restrictions on U.S. Persons as outlined in Directives 1 through 4 issued by OFAC upon the SSI-listed entities. SSI restrictions also apply to entities owned 50% or greater in the aggregate by one or more SSI-listed entities. For entities operating in the financial, defense, and energy sectors on the SSI List, Directives 1 through 3 impose restrictions on certain new debt transactions and, for financial sector SSI entities, certain new equity transactions. Additionally, Directive 4 restricts the provision, exportation or re-exportation, directly or indirectly, of goods, services (except for financial services), or technology in support of exploration or production for deepwater, Arctic offshore, or shale projects that have the potential to produce oil in the Russian Federation, for entities designated on the SSI List under that Directive.

The United States has also imposed U.S. export restrictions with respect to Russia and Crimea and has also suspended the issuance of U.S. export credit and financing for economic development projects to Russia.

Finally, Executive Order 13685 broadly prohibits transactions between the United States or U.S. Persons and persons located within the "Crimea region of Ukraine," unless authorized by OFAC.

EU Sanctions

With the aim of restricting Russian access to EU capital markets, the EU imposed a ban on the direct or indirect purchase, sale, provision of investment services for and assistance in the issuance of, or other dealings with, transferable securities and money-market instruments with a maturity exceeding 90 days which were issued after August 1, 2014 by certain Russian financial institutions and their subsidiaries. The ban also covers non-EU parties whose proprietary rights are majority-owned by these entities or acting on their behalf or at their direction.

Such EU sanctions were subsequently extended to cover transferable securities and money-market instruments with a maturity exceeding 30 days issued after September 12, 2014. Furthermore, the EU ban relating to such shorter-term transferable securities and money-market instruments has been expanded to target six Russian defense and energy companies (including Rosneft, Transneft and Gazprom Neft) along with their non-EU subsidiaries and any entities acting on their behalf or at their direction as of September 12, 2014. A new EU ban was also introduced to prohibit (subject to certain exceptions) directly or indirectly making or being part of any arrangement to make new loans or credit with a maturity exceeding 30 days to such sanctioned entities after September 12, 2014.

The EU has also imposed restrictions on the sale, supply, transfer or export to (or for use in) Russia of certain technologies used in the oil and gas industry. Further, under EU sanctions, it is prohibited to provide, directly or indirectly, certain services relating to the exploration and production of deep water oil and offshore arctic oil or relating to shale oil projects in Russia. Each EU sanction regime also prohibits knowingly and intentionally participating in activities, the object or effect of which is to circumvent any of the specific prohibitions set out in the respective regime.

The EU formally extended the above described sectoral sanctions targeting Russia by six months on June 22, 2015, so they are currently in effect until January 31, 2016.

On December 20, 2014, the EU extended its sanctions against Crimea and Sevastopol and imposed a broad ban on investment in, exports to and tourism in that region. On June 19, 2015, the EU officially prolonged these sanctions for one more year (without amendment) until June 23, 2016.

It is unclear how long these sanctions will remain in place and whether new sanctions may be imposed. The President of the EU Council has previously stated that the EU may consider amending, suspending or repealing these sanctions depending on a review of the peace plan and the situation on the ground in Ukraine.

Effect of sanctions on our business

No individual or entity within the Group has been designated by either the United States or the EU as a target of their respective sanctions imposed in connection with the situation in Ukraine. However, no assurance can be given that any of those individuals or entities will not be made subject to any such sanctions in the future. Additionally, no assurance can be given that broader sanctions against Russia or parts of Ukraine that affect us will not be imposed. A number of our subsidiaries are U.S. and EU Persons and are therefore subject to U.S. and EU sanctions restrictions, including not conducting business with any persons subject to blocking or an asset freeze. We may engage in certain operations with Russian persons and entities that are currently sanctioned. Such operations are rare and, according to our estimates, the overall volume of such operations with such persons and entities is not material and such operations are limited to the territory of the Russian Federation and are permissible pursuant to applicable law.

The majority of our entities are neither U.S. Persons nor EU Persons, and therefore are restricted in dealings with sanctioned persons only to the extent those dealings are subject to U.S. and/or EU jurisdiction, such as through the involvement of U.S. and/or EU Persons or entities, business conducted on the territory of the United States or in EU member states, clearing in U.S. dollars, or some other nexus to the relevant jurisdiction. However, there can be no assurance that compliance issues under applicable U.S. and/or EU regulation, measures or similar laws and regulations will not arise with respect to the Group or our personnel. In particular, the scope and consequences of these sanctions remain subject to interpretation by competent authorities and courts in the United States and the EU and no assurance can be given that a broader interpretation may not affect any of our entities. Non-compliance with applicable sanctions could result in, among other things, the inability of the relevant entities to contract with the U.S. and/or EU governments or their agencies, civil or criminal liability of such entities and/or their personnel under U.S. and/or EU law, the imposition of significant fines and negative publicity and reputational damage, and designation under U.S. and/or EU sanctions. Designation under U.S. and/or EU sanctions could affect our ability to transact with U.S. and/or EU Persons.

Further, the sanctions imposed to date by the United States and the EU in connection with the situation in Ukraine have had an adverse effect on the Russian economy, prompting revisions to the credit ratings of the Russian Federation and a number of major Russian companies, causing extensive capital outflows from Russia and impairing the ability of Russian issuers to access international capital markets. We have significant exposure to the Russian economy and the attendant risks. Although we have reason to believe that the Russian IT industry is unlikely to be specifically targeted by OFAC or EU sanctions, if sanctions were generally brought against such industry or specifically against us, such sanctions would likely have a material adverse impact on our business, financial condition, results of operations or prospects. Currently, there are no Ukraine-related sanctions that indicate targeting of the IT sector.

We have delivery centers in Ukraine, employing over 3,167 engineers located in Kiev, Dnepropetrovsk and Odessa. We have delivery centers in Russia, employing over 1,832 engineers located in various cities. At present we have not experienced any interruption in our office infrastructure, utility supply or Internet connectivity. All our offices remain open and fully functional to support our clients. Our contingency plans include relocating work or personnel to other locations and adding new locations as appropriate. We recently opened new delivery centers in Sofia, Bulgaria, and Guadalajara, Mexico. In May 2014, we launched a multiyear Global Upgrade program to implement another level of globalization across our organization and to accelerate our expansion in the EU, the U.K., Asia Pacific and North America. As part of this program, to better support our global client base, during our financial year ended March 31, 2015, we have relocated 536 engineers previously based in Russia and Ukraine to our locations in Poland, Romania and Bulgaria. We expect relocations during financial year ending March 31, 2016 to continue at a similar pace. While we have contingency plans in place to address volatility in Russia and Ukraine, if we are unable to conduct business with our existing or potential clients or partners, or continue our operations in an uninterrupted manner as a result of these geopolitical developments or the reaction to these developments by international authorities through expanded sanctions or otherwise, our business could be materially adversely affected.

Political and governmental instability in CEE countries could materially adversely affect our business and operations in these countries.

We have significant operations in Russia, Ukraine, Poland and Romania. Since the early 1990s, Russia, Ukraine, Romania and other CEE countries have sought to transform from one-party states with a centrally planned economy to democracies with a market economy to various degrees. Despite various reforms, the political systems of many CEE countries remain vulnerable and unstable. In addition, the political and economic situation in these countries is negatively affected by the global financial and economic crisis, the ongoing economic recession in some parts of the world and political conflicts.

In the first half of 2014, Ukraine conducted an early presidential and parliament election. Although the political situation in the country is stabilizing, armed clashes are still ongoing in the eastern regions of Ukraine, though our operations are in the western part of the country. On September 5, 2014, representatives of Ukraine, the Russian Federation, the Donetsk People's Republic ("DPR"), and the Lugansk People's Republic ("LPR") agreed to the Minsk Protocol, an agreement to halt the war in the Donbass region of Ukraine. In February 2015, the leaders of Ukraine, the Russian Federation, France and Germany have reached a ceasefire deal on the Ukrainian conflict. Despite such measures, further escalation of the political instability or military action could have a material negative impact on our operations in Ukraine. Since the start of this conflict, there have been multiple waves of partial mobilization to the Ukrainian army. The mobilization has not materially affected our delivery centers in Ukraine until now; however, any future impact is difficult to predict. In the event the conflict worsens and the Ukrainian government triggers the application of martial law, it could have a material adverse effect on our operations in Ukraine.

The current political environment in Romania is dynamic and may become unstable. After the collapse of the Democrat-led government in early 2012, the Social Democrats held power in a coalition with the Liberals, until February 2014 when the Liberals terminated their alliance with the Social Democrats. While moving into opposition, the Liberals have since merged with the Democrats. This has fragmented the Romanian Parliament and may ultimately give rise to populist measures at the government level. Moreover, in late 2014, the Liberal-nominated candidate won the presidential election, while the incumbent Social Democrat Prime Minister was reconfirmed by Parliament. Political differences may arise between the newly elected President and the government, possibly leading to further domestic political turmoil and social disruption. The new right-wing opposition has also endeavored to create a new majority in the Parliament, which could ultimately result in a replacement of the current government.

Separately, recent military conflict in Ukraine has resulted in a negative impact in the region, affecting Romania's political and economic outlook. Romania has a significant land border with Ukraine and, as a result, ongoing instability or military conflicts in Ukraine could have a significant and adverse effect on Romania's economic and financial stability either directly or indirectly as a result of sanctions or restrictions on gas exports from Russia. Any escalation of the conflict would heighten the risk of significant unfavorable consequences, both indirectly—through effects on Romania's EU trade partners—and directly, through financial flows. Amendments in the policies pursued by the Romanian government and the political and regional instability may have a material negative impact on our operations in Romania.

The emergence of new or increased tensions among CEE countries could further exacerbate tensions between CEE countries and the United States and the European Union, which may have a negative effect on their economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our Class A ordinary shares. Any of the foregoing circumstances could materially adversely affect our business and operations in CEE countries.

Deterioration in political and economic relations among CEE countries in which we operate and/or between CEE countries and the United States and the European Union could materially and adversely affect our business and operations in CEE.

Political and economic relations among Russia, Romania, Ukraine and the other countries in which we operate are complex, and recent conflicts have arisen between their governments. Likewise, CEE countries continue to have a complicated relationship with the U.S. and the EU. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts between countries of CEE which can halt normal economic activity and disrupt the economies of neighboring regions.

The relationship between Russia and Ukraine has been historically strained due to, among other things, disagreements over the prices and methods of payment for gas delivered by Russia to, or for transportation through, Ukraine, issues relating to the temporary stationing of the Russian Black Sea Fleet in the territory of Ukraine, a Russian ban on imports of meat and milk products from Ukraine and antidumping investigations conducted by Russian authorities in relation to certain Ukrainian goods. Political tensions have escalated recently following the political situation in Crimea and a number of associated events, including the adoption of a Ukrainian law cancelling neutral status to military blocks, the signing of the Ukraine-European Union Association Agreement and a new wave of gas price negotiations.

Any further adverse changes in Ukraine's relations with Russia, in particular any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine's revenues derived from transit charges for Russian oil and gas, may have negative effects on the Ukrainian economy as a whole. Similarly, sanctions imposed by Ukraine against certain Russian entities could further strain the Russian economy. Although we primarily target markets outside of Russia, stress on the Russian economy from Ukrainian sanctions could materially and adversely affect our business. The conflicts among CEE countries and conflicts within CEE countries have, in some instances, also harmed their relationship with the United States and the EU and, at times, have negatively impacted their financial markets. See "—The current political and economic crisis in Ukraine and related sanctions imposed by the United States and the EU may have a material adverse effect on our business" above.

Similarly, economic deterioration in CEE countries may strain political relationships with neighboring regions, and vice versa. For example, Romania joined the European Union in January 2007, and is subject to certain post-accession benchmarks mandated by the EU under the Cooperation and Verification Mechanism to help Romania address outstanding shortcomings in various social fields such as judicial reform and anti-corruption. On January 28, 2015, the European Commission presented a report assessing the fact that Romania has registered stronger progress towards the goals of the Cooperation and Verification Mechanism and made recommendations for further steps in certain areas including independence and anti-corruption initiatives pertaining to the judicial system. While this assessment highlights that the action taken by the key judicial and integrity institutions to address high-level corruption has maintained a strong momentum, the report contains a number of specific recommendations in the areas of judicial independence, judicial reform, integrity and fight against corruption. If Romania does not adequately progress towards these benchmarks, the European Commission is authorized to apply safeguard measures against Romania, including the suspension of Member States' obligation to recognize and enforce, under the conditions set forth in the Community laws, the decisions of Romanian courts. The application of any of the sanctions referenced above may have a negative effect on the Romanian economy and investor confidence in the Romanian economic environment, which could lead to material adverse consequences on our operations in Romania.

Furthermore, any future allegations or evidence of corruption or money laundering in Romania may have an adverse effect on the Romanian economy, and in turn could adversely affect our operations in Romania.

The legal and tax systems in CEE countries can create an uncertain environment for business activity, which could materially and adversely affect our business and operations in the CEE.

The legal and tax framework to support a market economy remains new and in flux in Russia, Ukraine, Romania, Poland, and other CEE countries and, as a result, these systems can be characterized by:

•
inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

•
gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

•
selective or inconsistent enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

•
limited judicial and administrative guidance on interpreting legislation;

•
relatively limited experience of judges and courts in interpreting recent commercial legislation;

•
a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

•
inadequate court system resources;

•
a high degree of discretion on the part of the judiciary and governmental authorities; and

•
under-developed bankruptcy procedures that are subject to abuse.

In relation to our business operations in the emerging markets in which we operate, legal ambiguities, inconsistencies and anomalies and, in certain cases, doubts around constitutional or legislative basis exist due to the relatively recent enactment of many laws, the lack of consensus about the scope, content and pace of political and economic reform and the rapid evolution of legal systems in ways that may not always coincide with market developments. Furthermore, legal and bureaucratic obstacles and corruption exist to varying degrees in each of the regions in which we operate, and these factors are likely to hinder our further development. These characteristics give rise to investment risks that do not exist in countries with more developed legal systems. We also face risks with respect to property rights in CEE countries. The expropriation or nationalization of any of our entities, their assets or portions thereof, in these countries, potentially without adequate compensation, could materially adversely affect our business, financial condition and results of operations.

In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect (with a few exceptions in Ukraine) on subsequent decisions. Not all legislation and court decisions in CEE countries are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can be very difficult in practice. All of these factors make judicial decisions difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political or commercial aims.

Any of the factors mentioned above may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations in CEE countries, and may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others. These factors may also subject us to unpredictable requirements.

Loss of certain tax benefits that we enjoy in Russia and Ukraine could have a negative impact on our operating results and profitability.

The Russian government provides qualified Russian IT companies with substantial tax benefits through a reduced social contribution charge rate program, as well as through VAT exemptions. These programs resulted in savings for us of $25.5 million in the year ended March, 31, 2014 and $24.6 million in the year ended March 31, 2015. However, the reduced tax rates for social contributions (14% in total) are only available until December 31, 2017, after which the Russian government plans to gradually increase the tax rates to 21% in 2018 and 28% in 2019, until they are equal to the 34% tax rates applied to non-qualified companies in 2020. If the Russian government were to change its favorable treatment of Russian IT companies by modifying or repealing its current favorable tax measures, or if we become ineligible for such favorable treatment, it would significantly impact our financial condition and results of operations.

Substantially all of the persons who are engaged by us in Ukraine are independent contractors who are properly registered as private entrepreneurs with the tax authorities. We believe that we have properly classified these independent contractors as third party suppliers and are, therefore, not required to pay social duties and personal income tax applicable to employees. There is, nevertheless, a risk that Ukrainian tax authorities may take a different view. Since laws and regulations governing the status and classification of independent contractors are subject to change or interpretation by various authorities, it is also possible that Ukrainian tax authorities could assert a position on the classification of our independent contractors contrary to ours. As a result they could claim we had to withhold personal income tax and to accrue single social contribution in relation to employees' remuneration. In addition, if a national authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified, or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs arising from fines or judgments as a result of tax withholding. We may also decide to hire these independent contractors as our employees, and, we may, as a result, incur significant personnel expenses.

Ukrainian Tax Code provides substantial benefits to software development companies. For software companies, the effective preferential tax system is in place until January 1, 2023, and includes the exemption from VAT on the supply of software products.

Furthermore, for a period of 10 years (starting January 1, 2013) the Tax Code allowed to apply 5% corporate profit tax rate to taxable profit from qualifying IT activities (instead of general corporate profit tax rate of 19% or 18%) if eligibility requirements were met. However, on December 28, 2014, the Parliament of Ukraine repealed this tax incentive and as a result 2014 was the last year for which software companies could enjoy 5% corporate profit tax rate. The IT industry is working with Ukrainian government on potential solutions to accommodate the companies affected by this change in the tax law.

The effective Ukrainian preferential system contains a large number of risks due to ambiguities in the law. Also these preferential tax policies may not offset the increased costs we may be subject to in the event we are required to treat our independent contractors as our employees, which would in turn result in material adverse effects on our financial condition.

Selective or arbitrary government action resulting from uncertain application of commercial laws and regulations in CEE countries could materially adversely affect our business and operations.

Many commercial laws and regulations in CEE countries are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. Government authorities have a high degree of discretion in Russia, Ukraine and other CEE countries and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. These governments also have the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions.

Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Government officials may apply contradictory or ambiguous laws or regulations in ways that could materially adversely affect our business and operations in CEE countries. We cannot offer assurance that regulators, judicial authorities or third parties in Russia, Ukraine and other CEE countries will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations. Selective or arbitrary government action could materially adversely affect our business, financial condition and results of operations.

We must comply with laws and regulations relating to the formation, administration and performance of government contracts in CEE countries where we provide services to the local governments. Any failure to comply with applicable local laws, regulations and procedures could result in contract termination, reputational damage, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and for any reason. Any of these changes could impair our ability to obtain new contracts or renew or enforce contracts under which we currently provide services. Any new contracting methods could be costly or administratively difficult for us to implement, which could materially adversely affect our business and operations in CEE countries.

Changes in the tax system in CEE countries or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition and results of operations.

There have been significant changes to the taxation systems in CEE countries in recent years as the authorities have gradually replaced legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax and other taxes with new legislation. Tax authorities in CEE countries, including Russia and Ukraine, have also been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Technical violations of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive application or interpretation, may lead to penalties. High-profile companies may be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets, particularly if the tax benefits we receive in Russia are revised or removed. The additional burdens and costs that the tax systems of the CEE countries impose on our business as well as the frequent significant changes of legislation (for example, in Romania, a draft new fiscal code was approved by the Romanian Parliament on June 24, 2015 and it is in process of enactment; the final form of draft approved by the Romanian Parliament is not yet publicly available) complicate our tax planning and related business decision. Any additional tax liability, as well as any unforeseen changes in tax laws, could materially adversely affect our future results of operations, financial condition or cash flows.

Recent Russian tax legislation and decisions by Russian courts on tax matters could have a material adverse effect on our business, and could subject us to fines, penalties, additional taxes or uncertain and costly litigation.

On November 4, 2014 the Russian Federation ratified the Convention on Mutual Administrative Assistance in Tax Matters (the "Convention") developed by the Organization for Economic

Cooperation and Development (the "OECD") in 1988. As a result of the Convention's ratification, Russian tax authorities are authorized to obtain certain information relating to taxation matters from a number of countries, including certain offshore jurisdictions, and to participate in simultaneous tax examinations and assistance in recovery of tax claims. The Russian Federation will begin automatic exchange of financial account information in 2018. In addition, the Russian Federation is in the process of revising its bilateral treaties on avoidance of double taxation by including or expanding the provisions on exchange of information and anti-abuse of treaty. For example, on February 28, 2012 the Russian President signed the law on ratification of the Protocol (the "Protocol") to the double taxation treaty entered into between the Russian Federation and the Republic of Cyprus, dated December 5, 1998. The Protocol became effective on April 2, 2012 and applies to taxes due as of January 1, 2013. The Protocol also amended provisions on exchange of information in line with the latest OECD standards.

In its decision No. 138-O dated July 25, 2001, the Constitutional Court of the Russian Federation (the "Constitutional Court") introduced a concept of "a taxpayer acting in bad faith" without clearly stipulating the criteria for it. Furthermore, on October 12, 2006, the Plenum of the Supreme Commercial Court of the Russian Federation issued Ruling No. 53, formulating a concept of an "unjustified tax benefit." These concepts have not been defined in Russian tax law. Nonetheless, these concepts have been widely used by the tax authorities to deny the taxpayer's right to use certain tax benefits prescribed in the tax law, or to rely on certain provisions of the tax law. Tax authorities and courts often exercise significant discretion in interpreting these concepts in a manner that is unfavorable to taxpayers. In practice, when challenging the tax benefits applied by a taxpayer tax authorities often argue that the taxpayer may receive an "unjustified tax benefit" by executing contractual relationships with the counterparties acting "in a bad faith" (so-called "mala-fide" taxpayers). Although we use our best efforts to ensure that our counterparties are bona fide taxpayers, there may be a risk that tax authorities may take a different view, interpret the relationship with our counterparties in a different manner, challenge applicable tax advantages and incentives and impose extra taxes, fines and late payment penalties, which could materially affect our business.

In its Resolution No. 57 "On certain issues arising upon application by Commercial Courts of Part One of the Tax Code of the Russian Federation," dated July 30, 2013, the Plenum of the Supreme Commercial Court of the Russian Federation determined that in case of a failure of tax agents in the Russian Federation to withhold taxes from sums to be paid to a foreign company, such taxes and penalties may be collected at the expense of these tax agents. The Supreme Commercial Court bases its stance on the fact that generally in this case foreign companies are not registered with Russian tax authorities and, therefore, it is impossible to maintain their tax administration. As a result of the foregoing, the magnitude of the claims made by the Russian tax authorities may rise significantly because the tax authorities may impose additional taxes and penalties, which was not the case prior to these pronouncements by the Supreme Commercial Court of the Russian Federation.

Following the adoption of Russian Federal Law No. 134-FZ, dated June 28, 2013, "On the introduction of amendments to certain legislative acts of the Russian Federation regarding countering illegal financial operations," the list of the legal entities from which underpaid taxes may be recovered in court has been expanded significantly. In particular, underpaid taxes may be sought by tax authorities in court from dependent (affiliated) entities of such underpaying taxpayers to which the money was transferred or other property was provided by such taxpayers (including when the transfer of money was made through interconnected operations by legal entities which are not dependent (affiliated) entities) or from legal entities recognized by courts as otherwise affiliated with the taxpayer that has a tax deficiency. As a result of these amendments, there is heightened risk that a company's affiliates may be compelled to become involved in the company's tax disputes, which could result in a material adverse effect on companies like ours which own multiple subsidiaries.

On January 9, 2013, the Supreme Commercial Court of the Russian Federation issued Ruling No. 14828/12 "On transfer of the case for the consideration of the Presidium of the Supreme Commercial Court of the Russian Federation." At issue was the registration of immovable property in the name of an offshore company. The panel of judges ruled that, in the context of a court proceeding, if a party to the proceeding is an offshore company, the other party may be disadvantaged as a result of lack of transparency of information pertaining to the offshore company. Therefore, the judges ruled that any evidence produced by the offshore company can be accepted by the court only if the beneficial ownership information of the offshore company is disclosed. The arguments stated by the judges in this ruling reflect the tendency of Russian courts to apply a new, non-formalistic approach to transactions involving foreign and offshore structures. As a consequence, it could not be ruled out that many transactions, and tax obligations of parties to such transactions, which were previously entered into by offshore companies, could be reconsidered by the Russian courts.

A new de-offshorization law in Russia as well as related Russian draft legislation may have a material adverse impact on our operations.

On January 1, 2015, Russian Federal Law No. 376-FZ took effect, and was subsequently amended by Federal Law No. 85-FZ (as amended, the "De-offshorization Law"), which came into force on April 7, 2015 and by Federal Law No. 150-FZ, which came into force on June 6, 2015. The De-offshorization Law regulates, among other things, the taxation of controlled foreign companies (the "CFC Rules"). Under the law, notwithstanding certain exceptions, undistributed profits of foreign companies and certain other non-legal foreign structures (such as funds and partnerships) which are controlled by Russian tax residents are subject, in certain circumstances, to taxation in Russia. As required by the De-offshorization Law, Russian tax residents, which may include both individuals and legal entities, must notify tax authorities of their participation in foreign companies no later than June 15, 2015. While the deadline had been April 1, 2015 before the law's amendment, the Tax Code of the Russian Federation, as amended (the "Russian Tax Code"), provides that the non-submission of the notification prior to the April 1, 2015 deadline is not a tax violation. In their notices to the Russian tax authorities, taxpayers must stipulate the shares or participations in foreign companies they own as of May 15, 2015. If, between January 1, 2015 and June 14, 2015, any taxpayer ceases to participate in any foreign company, or any foreign organization without creation of a legal entity in which the taxpayer participated is liquidated, the taxpayer is no longer obligated to submit a notice.

Additionally, the De-offshorization Law introduced the concept of tax residency of organizations in Russia for the first time. For non-Russian legal entities, legal residency is defined by the place of "actual management." The De-offshorization Law also incorporates a "beneficial ownership" concept, for non-resident legal entities that claim double tax treaty relief for Russian-source income, and provides for withholding of income tax on capital gains from the disposal of non-Russian shares deriving more than 50% of their value from Russian-based real estate.

On June 8, 2015, the Russian Federal Laws Nos.140-FZ and 150-FZ (the "Laws") took effect. These Laws allow Russian citizens and foreigners to declare their property and domestic and foreign bank accounts without triggering any tax liability. Tax liability will also not attach to persons whose information is provided in the declaration (the so-called "amnesty of capital"). The property should be declared before December 31, 2015. According to the Laws, the data reflected in the relevant tax return may not be used by tax authorities as a basis for charging additional taxes or as a reason for conducting tax audits, nor may it be used by law enforcement authorities to investigate the sources of such property. Additionally, declarants and persons specified in the tax returns are to be relieved from criminal liability within certain limitations. Law No. 140-FZ specifies that the amnesty is to cover only acts committed by the declarant and (or) the nominee shareholders before January 1, 2015. Although the initial version of the Draft Law No.754388-6 (i.e., No. 140-FZ) went against the principles of the

Financial Action Task Force (the "FATF"), the Russian Government discussed and revised the Draft Law with the FATF before it was passed.

No assurance can be currently given as to the possible impact of the De-offshorization Law and related legislative initiatives and proposals on our business, since their interpretation and actual application are still under development. We are evaluating the impact of the De-offshorization Law and other related legislative initiatives on our business and cannot exclude the possibility that some of these regulatory developments could have a material adverse effect on our business, financial condition and results of operations.

Recent changes in the Ukrainian Tax Code could have a material adverse effect on our financial condition and results of operations.

On October 14, 2014, the Parliament of Ukraine adopted Law No. 1701-VII "On amendments to certain legislative acts of Ukraine regarding the definition of the final beneficiaries of legal entities and public officials" pursuant to which all legal entities incorporated under the Ukrainian legislation are required to file information about beneficial owners with the state registrar. Failure to provide such information by the end of September 2015 could result in a fine (up to approximately €360).

On December 28, 2014, the Parliament of Ukraine adopted Law No. 72-VIII "On amendments to the Tax Code of Ukraine regarding improvement of tax control over transfer pricing" ("Law No. 72-VIII"). Concerning transfer pricing, Law No. 72-VIII:

•
expands the criteria for those that qualify as related parties;

•
imposes new compliance requirements;

•
increases the penalty regime;

•
and

•
revises the requirements for controlled transactions.

All taxpayers engaged in controlled transactions during the reporting year must disclose the controlled transactions on their corporate income tax returns. Any legal entity in Ukraine must additionally submit a separate report on controlled transactions before May 1 of the year following the reporting year. Failure to file a transfer pricing report (or untimely filing of such a report) shall expose the taxpayer to a fine of 100 minimum wages (approximately €5,170) and 5% of the amount of each controlled transaction if such transaction is not disclosed in the transfer pricing report. Additionally, the tax authorities have right to request that taxpayers provide transfer pricing documentation for particular controlled transactions. The penalty for failing to submit transfer pricing documentation when requested by the tax authorities is 3% of the respective transaction volume, but not more than 200 times the minimal wage amount (approximately €10,340).

Based on the criteria the Tax Code provided our subsidiary Luxoft Ukraine LLC is performing transactions that fall under Ukrainian transfer pricing rules. The effective transfer pricing rules gives tax authorities opportunity to increase tax obligations on the transactions between Luxoft Ukraine and its affiliates.

Additionally, on April 23, 2015 the Parliament of Ukraine adopted the draft Law "On Amendments to the Tax Code of Ukraine (regarding transfer pricing)" No. 1861 in the first reading. The draft law foresees the following changes:

•
increasing the threshold for controlled transaction with one counterparty from UAH 1 million (or 3% of taxable income)to UAH 20 million;

•
decreasing the penalty for non-declaring controlled transactions from 5% to 1% of the amount of non-declaring controlled transactions, but not more than 100 times the minimal wage amount (approximately €5,170);

•
clarifying the "Final provisions" that govern the application of the transfer pricing rules before 1 January 2015; and

•
exclusion of the provision on applying TP rules to transactions with residents and on determining tax base for purposes of VAT accrual.

At the end of 2014, the Law on Tax Reform was adopted by the Ukrainian Parliament, with the reforms to take effect in 2015. Key changes affecting our subsidiary Luxoft Ukraine are the following:

•
The taxable base for CPT is now a pre-tax financial accounting profits adjusted for certain tax differences, including, but not limited to, depreciation, royalty and interest payments, provisions and reserves and payments to low-tax jurisdictions. In general, the list of differences is much shorter than the list of restricted deductions under the previous rules. Also, business use is no more requirement for expenses being deducted.

•
For payroll taxes, while payroll tax costs for employers will remain the same, the tax liability for employees will increase, since the maximum rate of personal income tax has been increased from 17% to 20% for any amounts exceeding UAH 12,180 in 2015.

While this legislation has not had a material effect on our business because many of our IT professionals in Ukraine are independent contractors, if the composition of our IT professionals in Ukraine were to change or to be classified differently by the tax authorities, our IT professionals would become subject to payroll tax liability, which would negatively affect our financial condition or results of operations.

The new rules have many uncertainties, and the Ukrainian government has already announced its intention to propose amendments during 2015. The lack of interpretive guidance on this new legislation and the possibility of unexpected changes in Ukraine's tax laws make it difficult to predict the impact of the newly enacted or proposed tax legislation on our business. Additional and unforeseen tax liabilities imposed by Ukrainian tax legislation or authorities, as well as the costs of operating in an uncertain tax environment, could materially and adversely affect our future results of operations, financial condition or cash flows.

Our subsidiaries established outside of Russia may be exposed to taxation in Russia.

The Russian Tax Code contains the concept of a "permanent establishment in Russia" as a means for taxing foreign legal entities which carry on regular business activities in Russia beyond the so-called "preparatory and auxiliary activities." As defined, "preparatory and auxiliary activities" are of preparatory and auxiliary nature, as compared with a company's main activities, and are conducted for the company's own needs rather than for third parties directly. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it will be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company's income attributable to the company's permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international norms, may be at risk of being treated as having a permanent establishment in Russia and hence being liable to Russian taxation. Having a permanent establishment in Russia may also lead to other adverse tax implications, including having to challenge a reduced withholding tax rate on dividends under an applicable double tax treaty, a potential effect on VAT and property tax obligations.

There is also a risk that penalties could be imposed by the tax authorities retroactively for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may be more actively seeking to investigate whether and assert that foreign entities operate a permanent establishment in Russia. Any such findings, taxes or penalties could have a material adverse effect on our business, financial conditions and the results of operations.

We may be exposed to liability for actions taken by our subsidiaries.

In certain cases we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency.

In particular, Russian law generally provides that shareholders in a Russian joint stock company or participants in a limited liability company are not liable for the obligations of such a company and bear only the risk of loss of their investment. However, this may not be the case when an effective parent company can determine decisions made by its effective subsidiary. The effective parent bears joint and several liability for transactions effected by the effective subsidiary in carrying out business decisions if the effective parent gives instructions to the effective subsidiary or if the relevant business decision is made with consent of the effective parent.

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

Our CEE subsidiaries can be forced into liquidation on the basis of formal non-compliance with certain legal requirements.

We operate in CEE countries primarily through locally organized subsidiaries. Certain provisions of the laws of CEE countries may allow a court to order liquidation of a locally organized legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization or during its operations.

Russian corporate law, Ukrainian corporate law and Romanian corporate law require liquidation of a company if its net assets fall below a certain threshold and, in the case of Romania, it does not take remedial steps, in which case any interested person may request in court the dissolution of the applicable Romanian company. For example, under Russian corporate law, in case of negative net assets calculated on the basis of Russian accounting standards as of the end of the year following the second or any subsequent year of a company's existence, the company is required to reduce its share capital or to liquidate the company. Many Russian companies have negative net assets due to a very low historical value of property, plant and equipment reflected on their Russian accounting standards balance sheets. However, their solvency, which is defined as their ability to pay debts as they come due, has not been otherwise adversely affected by such negative net assets.

There have also been cases in CEE countries in which courts have used formal deficiencies in the establishment process of a legal entity or noncompliance with provisions of law as a basis for liquidation of a legal entity. Weaknesses in the legal systems of CEE countries create an uncertain legal environment, which makes the decisions of a court or a governmental authority difficult to predict. If involuntary liquidation of any of our subsidiaries were to occur, such liquidation could materially adversely affect our financial condition and results of operations.

Impending amendments to Russia's Civil Code governing legal entities, obligations and contracts could create obstacles for us in negotiating and entering into contracts and in enforcing our contractual rights based on new legal concepts with little local application.

In September 2014, significant amendments to the Civil Code of the Russian Federation (the "Russian Civil Code") on legal entities came into effect. These amendments are part of an ongoing updating of the Russian Civil Code. They are likely to affect both structuring decisions and the day-to-day business of Russian corporations. Key amendments regarding corporate governance include the possibility for a company to have several CEOs acting jointly or individually and specific requirements for certification of resolutions passed by general meetings by a public registrar and by a notary, depending on the type of company. Shareholders' agreements have also been affected by the amendments.

The reform of the Russian Civil Code is likely to be completed in 2015 with the passage of outstanding amendments regarding real estate and general contract law provisions. Federal Law No. 42-FZ dated March 8, 2015 ("Law No. 42-FZ") introduced significant changes to the Russian Civil Code aimed at improving the regulation of obligations, including providing for greater freedom of contract in the areas of performance of obligations, means for securing obligations, remedies for breach of contract and contract termination. The amendments also introduce concepts that mirror concepts in common law systems, including an inter-creditor agreement, an independent guarantee, an option to enter an agreement, and compensation of losses resulting from events stipulated in a contract.

Although these amendments could ultimately expand our possibilities for doing business and taking advantage of innovative legal structures, they may initially also pose difficulties to us in negotiating and entering into contracts insofar as the underlying legal concepts are not sufficiently developed in the Russian legal system. Additionally, we may face problems enforcing our rights where the application of these concepts by Russian authorities has not been tested or where they carry less weight among counterparties to contracts.

Additional recent legislative developments in Russia may have a material adverse effect on our operations there.

During 2014 and 2015, there have been several legal developments in Russia, which may affect our operations:

Limits on purchase of foreign software for government needs:    A draft resolution provides for preferential use of domestic software (or open source) for government needs.

Data Localization Law:    On July 21, 2014, Federal Law No. 152-FZ "On Personal Data" was amended to require that all data operators collecting personal data of Russian citizens through electronic communications, including the Internet, process the data on servers located in the territory of the Russian Federation. The law is expected to take effect on September 1, 2015.

Antimonopoly:    The adoption of several laws providing for a further update of Russian antimonopoly legislation (often collectively referred to as the "4th Antimonopoly Package") is expected in 2015. The draft amendments include, in particular, the following rules: (i) entities must obtain a preliminary antimonopoly clearance for setting up joint ventures; (ii) agency agreements will no longer be classified as vertical or horizontal agreements, and will instead be classified on a case-by-case basis; (iii) several companies may apply for leniency, or exemption from administrative liability, in a cartel case, unlike under the current regime where only the first applicant may be exempt from liability; (iv) through a new out-of-court procedure, litigants may appeal the decisions of the regional antimonopoly authorities before the Presidium of the Federal Antimonopoly Service. The 4th Antimonopoly Package has been in draft form for over a year, and may still be subject to significant revisions before it is passed.

Risks related to our Class A ordinary shares

The price of our Class A ordinary shares may be volatile, and you may lose all or part of your investment.

Following our initial public offering (the "IPO"), the price of our Class A ordinary shares has ranged from a high of $60.33 to a low of $18.55 through the date of this annual report. Some of the factors that have caused or may cause the market price of our Class A ordinary shares to fluctuate include:

•
fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•
changes in estimates of our future financial results or recommendations by securities analysts;

•
geopolitical instability in some locations where we operate, such as Ukraine and Russia;

•
failure to develop or deliver our services as expected;

•
changes in market valuations of similar companies;

•
successes by our competitors;

•
changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•
sales of large blocks of our Class A ordinary shares;

•
announcements by us or our competitors of significant services, contracts (or terminations), acquisitions, strategic alliances or actions/news concerning our major clients;

•
regulatory developments in Russia, Ukraine, Poland, Romania or elsewhere;

•
litigation involving our company, our general industry or both;

•
additions or departures of key personnel;

•
investors' general perception of us, including any perception of misuse of sensitive information;

•
changes in general economic, industry and market conditions;

•
our ability to forecast revenue and control our costs; and

•
changes in regulatory and other dynamics.

In addition, if the market for shares in our industry, or the stock market in general, experience price and volume fluctuation or a loss of investor confidence, the trading price of our Class A ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders who held our shares prior to our IPO, including one of our directors and our chief executive officer, and limiting the ability of other shareholders to influence corporate matters.

Each of our Class B ordinary shares has ten votes per share and each of our Class A ordinary shares has one vote per share. Shareholders who hold Class B ordinary shares together beneficially own shares representing approximately 87.7% of the voting power of our outstanding shares as of June 30, 2015. Consequently, the holders of Class B ordinary shares are collectively able, and will continue to be able, to control all matters submitted to our shareholders for approval even if their share ownership were to decrease to less than 50% of the outstanding ordinary shares. This concentrated control will limit the ability of holders of Class A ordinary shares to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A ordinary shares could be adversely affected.

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

IBS Group Holding Limited, our controlling shareholder ("IBS Group") beneficially owns through its two wholly-owned subsidiaries 93.1% of our outstanding Class B ordinary shares and controls 81.66% of our voting power as of June 30, 2015. As a result of this concentration of share ownership, IBS Group, through its two wholly-owned subsidiaries, has and will have sufficient voting power to effectively control all matters submitted to our shareholders for approval. These matters include:

•
the composition of our board of directors;

•
approving or rejecting a legal merger, demerger or other business combination; and

•
amending our Amended Memorandum and Articles of Association, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give Class A shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. The interests of our controlling shareholder may not always coincide with the interests of our other shareholders. This concentration of ownership may also adversely affect our share price.

Future sales of our Class A ordinary shares by our principal shareholders, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.

Future sales of Class A ordinary shares by our principal shareholders, including two wholly-owned subsidiaries of IBS Group, Dmitry Loshchinin, JPMorgan Chase & Co., FIL Ltd. and BlackRock, Inc. who beneficially owned in the aggregate 75.7% of our Class A ordinary shares as of June 30, 2015, may cause the market price of our Class A ordinary shares to decline. Further, shares issuable under our share incentive plans have been registered on a Form S-8 registration statement and may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell. We cannot predict what effect, if any, future sales of our Class A ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our Class A ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, including our principal shareholders who have the right to cause us to register their shares for resale with the SEC, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price that such investors deem appropriate.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about our business, our Class A ordinary share price and trading volume could decline.

The trading market for our Class A ordinary shares is affected by any research and reports that securities or industry analysts publish about us and our business. If one or more of the analysts who currently cover us or our business publish inaccurate or unfavorable research about us or our business, and in particular, if they downgrade their evaluations of our Class A ordinary shares, the price of those shares would likely decline. If one or more of these analysts cease coverage of the Company, we could lose visibility in the market for our Class A ordinary shares, which in turn could cause the price of those shares to decline.

As a foreign private issuer we are not subject to U.S. proxy rules or Regulation FD and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

However, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

As a foreign private issuer whose shares are listed on the NYSE, we may in the future elect to follow certain home country corporate governance practices instead of certain NYSE requirements.

We have elected to comply with the corporate governance rules of the NYSE applicable to controlled companies, with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements. A foreign private issuer that elects to follow a home country practice instead of NYSE requirements must submit to the NYSE in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. Certain corporate governance requirements are not reflected in the BVI Business Companies Act, 2004 (as amended from time to time; the "BVI Act") or other British Virgin Islands law, such as the requirement to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below-market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consists of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Corporate governance practices." Accordingly, our shareholders may not be afforded the same rights as provided under the NYSE's corporate governance rules.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

Based on our financial statements, relevant market data, and the projected composition of our comprehensive income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a "PFIC") for the year ended March 31, 2015, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. If we become a PFIC, holders of our Class A ordinary shares in the U.S. may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and may become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our comprehensive income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our Class A ordinary shares, which is subject to change. See "ITEM 10. Additional Information—E. Taxation—United States federal income taxation."

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") as of this annual report. Accordingly, only in the year ended March 31, 2015 we commenced the process of determining whether our internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act ("Section 404"). Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and Section 404(b) requires a report by our independent auditors addressing these assessments. For so long as we remain an "emerging growth company" under the Jumpstart Our Business Startups Act ("JOBS Act"), we will not be required to obtain an auditor attestation required under Section 404(b) of the Sarbanes-Oxley Act. We will cease to be an "emerging growth company" upon the earliest of:

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

As part of management assessments of the effectiveness of our internal controls over financial reporting, our management may conclude that our internal controls over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise. Although no such material weaknesses were identified as a result of the audit of our financial statements for the years ended March 31, 2013, March 31, 2014 and March 31, 2015, our independent registered accounting firm did identify a material weakness in relation to certain aspects of our internal controls in connection with the audit of our financial statements for the year ended March 31, 2011. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and we may suffer adverse regulatory consequences. The determination and any remedial actions required could result in us incurring additional material costs that we did not anticipate.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal controls over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors. Further, if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

We are an "emerging growth company" with reduced reporting requirements, which may make our Class A ordinary shares less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and take advantage of certain exemptions from various reporting requirements that are generally applicable to public companies. For so long as we remain an "emerging growth company," we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that we will fail to detect and remedy any weaknesses or deficiencies in our internal control over financial reporting. It is also possible that investors may generally find our Class A ordinary shares less attractive due to our status as an "emerging growth company" and our more limited disclosure. Any of the foregoing could adversely affect the price and liquidity of our Class A ordinary shares.

We have taken advantage of NYSE's "controlled company" exemption from certain corporate governance requirements, to a limited extent, and therefore, our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.

As a result of the number of shares beneficially owned by IBS Group through its two wholly-owned subsidiaries, we are eligible to take advantage of the "controlled company" exemption under NYSE's corporate governance rules. A "controlled company" is a company of which more than 50% of the voting power is held by an individual or group of shareholders. Pursuant to the "controlled company" exemption, a company that qualifies as a "controlled company" is not required to comply with the requirements of having a majority independent board of directors or of having a nominating and corporate governance committee and a compensation committee, each composed entirely of independent directors. See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees." We currently rely on this exemption to the extent necessary to permit Anatoly Karachinskiy and Glen Granovsky to serve on our compensation committee, even though they do not satisfy NYSE's definition of an "independent director." We also do not have a nominating and corporate governance committee. If available to us, we may elect to use the controlled company exemption more broadly in the future. If we do so, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are not subject to the supervision of the British Virgin Islands Financial Services Commission and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

We are not an entity subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands and we are not required to observe any restrictions in respect of its conduct save as disclosed in this annual report or our Amended Memorandum and Articles of Association incorporated by reference herein.

As a public company we may become subject to further compliance obligations, which may strain our resources and divert management's attention.

Changing laws, regulations and standards in the United States, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time-consuming and divert management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in the United States and being subject to U.S. rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

It may be difficult to enforce a U.S. or foreign judgment against us, our directors and officers named in this annual report outside the U.S., or to assert U.S. securities laws claims outside of the U.S.

Most of our assets are located outside of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located in Russia, Ukraine and other CEE countries. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us, or them, judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state therein. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. Additionally, although arbitration awards are generally enforceable in Commonwealth of Independent State ("CIS") countries, judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in many CIS countries including Russia. A foreign court judgment may be recognized and enforced in Ukraine only on the basis of an international treaty to which Ukraine is a party providing for enforcement of such judgments, and then only in accordance with the terms of such treaty. Ukraine is a party to more than 20 mutual legal assistance treaties in civil matters (mostly with CIS and former Socialist countries) and, by way of legal succession, a party to nine mutual legal assistance treaties of the former USSR. However, while Ukraine does have such treaties in place with several EU countries, it is not a party to mutual legal assistance treaties in civil matters with the United States, Canada, the U.K., Germany and France. As a result, there are no international treaties that could be relied upon to enforce in Ukraine a civil judgment rendered in those countries. In the absence of an international treaty providing for enforcement of judgments, the courts of Ukraine may only recognize or enforce a foreign court judgment on the basis of the principle of reciprocity, which, unless proven otherwise, is deemed to exist in relations between Ukraine and the country where the judgment was rendered. At the same time, the principle of reciprocity is a relatively new and undeveloped concept in Ukrainian legislation, and there is no official interpretation or established court practice on the application of the principle of reciprocity. Therefore, it is possible that a U.S. or other foreign court judgment issued in a country, which has no mutual legal assistance treaty with Ukraine, could be refused recognition and/or enforcement in Ukraine, and the parties would have to re-litigate the dispute in Ukrainian courts. In addition, the lack of practice and varying approaches towards recognition and enforcement in Ukraine of foreign court judgments potentially make such recognition and enforcement problematic, if possible at all. In Romania, foreign civil and commercial judgments issued by courts of a non-EU member state may be recognized and enforced only if certain conditions are met including reciprocity between Romania and the relevant foreign state in respect of the effects of the foreign court rulings. Under the existing Romanian legal framework, the existence of a bilateral instrument or agreement providing for the mutual recognition of the legal effects of civil judgments is seen as an important facilitator for the recognition and enforcement of such court judgments. No such agreement or instrument is currently in place between Romania and the United States. In Poland, rulings of foreign state courts issued in civil matters, even from non-EU member states are recognized by virtue of law unless there exist obstacles specified in the Polish Code of Civil Procedure Act such as if the ruling was issued in a case which falls under the exclusive jurisdiction of Polish courts. In practice, if the ruling of the foreign state court in the civil matter is not contrary to the basic principles of the legal order of the Republic of Poland and the defendant who did not defend on the merits of the case was duly served an initial pleading in due time to enable such plaintiff to defend himself, the ruling should be recognized by the Polish court. Furthermore this rule applies accordingly to the rulings of other foreign state authorities issued in civil matters. As a result of the difficulty associated with enforcing a judgment against us, our investors may not be able to collect any damages awarded against us by either a U.S. or foreign court.

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

In addition, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our subsidiaries to make distributions may be subject to statutory restrictions and retained earnings criteria, and is contingent upon the cash flow and earnings of those subsidiaries. For example, Russian law prohibits declaration and payment of dividends by a Russian company if such company's net assets value is lower than its charter capital or would become lower than its charter capital as a result of declaration or distribution of dividends. These restrictions could reduce the amount of distributions that we receive from our subsidiaries which, in turn, would restrict our ability to pay dividends. According to Romanian law, if the company's net assets are less than its subscribed share capital, the share capital should be adjusted accordingly before any distribution of dividends can be declared. Pursuant to Polish law, the amount allocated for distribution among shareholders must not exceed the amount of profit for the last financial year, increased by retained earnings and by amounts transferred from spare and reserve capital established from profit, which may be allocated for dividend distribution. This amount must be decreased by unabsorbed losses, own shares and by amounts which, pursuant to the law or the statutes, must be transferred from profit for the last financial year to the spare or reserve capital.

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

Our Amended Memorandum and Articles of Association contain a number of provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. These provisions include, among others:

•
a dual class ordinary share structure for seven years following the completion of our initial public offering;

•
our board of directors' ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution;

•
restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

•
absence of the ability of shareholders to act by written consent;

•
the requirement of an affirmative vote of two-thirds or more of the shares entitled to vote to amend certain provisions of our Amended Memorandum and Articles of Association;

•
the requirement of an affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; and

•
the ability of directors in their absolute discretion to decline to register or delay the registration of any transfer of shares without assigning any reason.

These provisions of our Amended Memorandum and Articles of Association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our Class A ordinary shares in the future, which could reduce the market price of our Class A ordinary shares. For more information, see "ITEM 10 Additional Information—B. Memorandum and Articles of Association."

Risks Related to Our Incorporation in the British Virgin Islands

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Amended Memorandum and Articles of Association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than that of the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law.

As a result of all of the above, holders of our Class A ordinary shares may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see "ITEM 10. Additional Information—B. Memorandum and Articles of Association."

Shareholders in British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby limiting shareholders' ability to protect their interests.

While statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to: (i) recognize or enforce against us judgments of courts in the United States based on certain civil liability provisions of U.S. securities law; or (ii) to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if those shareholders are dissatisfied with the conduct of our affairs.

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

There are common-law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the company's constituent documents.

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

ITEM 4.    Information About Luxoft

A.  History and Development of Luxoft

Our legal name is Luxoft Holding, Inc. Including our predecessors, we have been in business since March 2000. Luxoft Holding, Inc. was incorporated as a company limited by shares under the laws of the British Virgin Islands on March 7, 2006. Over the past 15 years, the Company grew from the initial team of 20 people and one office to over 9,100 employees and 27 offices across 15 countries worldwide, covering North America, Western and Eastern Europe, Latin America, and Southeast Asia. In June 2013, we listed our shares on the New York Stock Exchange (the "NYSE") under the symbol "LXFT." During the fiscal year ended March 31, 2015, we completed a number of acquisitions, as discussed in further detail in "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions." Additionally, in 2012, our subsidiary Luxoft International Company Limited, which had previously been a British Virgin Islands company, reincorporated in Cyprus. We have principal business offices located at Gubelstrasse 24, CH-6300 Zug, Switzerland. Our registered office is located at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, PO Box 3136, Road Town, Tortola, British Virgin Islands. Our telephone number is +41 417 262 060. We have appointed Luxoft USA Inc. ("Luxoft USA"), 100 Wall Street, Suite 503, New York, NY 10005, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

For more information about us, our website is www.luxoft.com and www.luxoft.ru. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

Our capital expenditures for the fiscal years ended March 31, 2015, 2014 and 2013 amounted to $14.2 million, $13.8 million and $9 million, respectively. The majority of our investment activities have historically been related to the purchase of computers, notebooks and other pieces of office equipment. In order to support our overall business expansion, we will continue to invest in production equipment. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. We anticipate that our next major capital expenditures in the fiscal years ending March 31, 2016 and March 31, 2017 will be related to expansion of our business and possible merger and acquisition transactions in Europe and U.S. We currently anticipate our capital expenditures in the years ending March 31, 2016 and March 31, 2017 will be financed from cash generated from operations and our current cash position.

B.  Business Overview

Overview

We are a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations. Our software development services consist of core and mission critical custom software development and support, product engineering and testing and technology consulting. Our solutions are based on our proprietary products and platforms that directly impact our clients' business outcomes and efficiently deliver continuous innovation. Through our services and solutions, we enable our clients to improve their competitive position by increasing efficiency, shortening time-to-market, and enhancing their end-user experience. We have developed a reputation and track record of delivering consistently high quality service that has enabled us to establish long-term strategic relationships with many of our clients, translating into significant revenue growth and recurring business.

We utilize our deep industry- and domain-specific expertise to develop innovative software for our clients' core products, processes, and applications. We focus on six industry verticals that have significant and growing demand for IT services and consider innovative technology to be a top priority in achieving their business goals: financial services; automotive and transport; telecommunications ("telecom"); travel and aviation; technology; and energy.

Across these industry verticals, we utilize a wide variety of modern technologies and have developed expertise in a number of domain practices, the most important of which are supported by our Centers of Expertise ("COEs"). These include Agile, Internet of Things ("IoT"), Big Data, Horizon and Advanced Data Visualization, Luxoft Markets and Advanced Solutions and user interface, user experience and human machine interface ("UI/UX/HMI"). Each of these is discussed in more detail at "Our domain practices." Each COE focuses on the research and development of its respective domain practice and has a dedicated pool of resources, including its own budget, mandate and IT professionals. We believe the combination of our broad range of services and solutions, along with our deep industry and domain expertise, allows us to work concurrently on multiple mission critical engagements for a single client, leaving us well positioned to increase our share of our clients' core technology budgets.

We serve large multinational corporations primarily in Western Europe and North America that rely on our IT solutions and software development capabilities for many of their mission critical systems. For the year ended March 31, 2015, a significant portion of our sales was to Fortune Global 500 companies, including Deutsche Bank, UBS, Harman, Boeing and Avaya. During this period, we derived 49.4% of our sales from clients located in Europe, 39.3% from clients in North America and 11.3% from clients in other geographies. As of March 31, 2015, eight out of our top ten clients have been with us for five or more years and, in the three fiscal years ended March 31, 2015, 2014 and 2013, the majority of our new clients were referred to us.

The scope of our services ranges from handling standard outsourcing client-directed engagements to managed delivery and transformational engagements. Over the past several years we have experienced increased demand for managed delivery services, by which we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of execution. In managed delivery engagements, we have a higher degree of control over the staffing mix and the deployment of resources across our global dedicated delivery platform. These engagements allow us to embed ourselves in our client's business, thereby increasing client loyalty and barriers to entry for competition. In some cases, our long-standing relationships with large multinational clients have led to transformational engagements, in which we frequently replace a portion of the client's entire IT team and interface directly with the internal end user, instead of merely augmenting our client's IT department. We seek to continually improve our delivery by using optimized development methodologies, such as Agile. Agile methodology entails the delivery of software at frequent iterations by cross-functional geographically distributed teams, often working remotely across various time zones. This and other delivery methodologies reduce time-to-market and lower development costs for our clients.

We operate through a global dedicated delivery model. We provide our services and deliver our solutions from 24 delivery centers located primarily in CEE, including Bulgaria, Poland, Romania, Russia and Ukraine, where we have access to a significant pool of highly educated IT professionals who possess technical expertise and business domain knowledge. We also have delivery centers in Germany, Vietnam, the United Kingdom, the United States, Australia, Canada and South Africa. Our CEE delivery centers are strategically located near current and potential client sites in Eastern and Western

Europe and are designed to meet our clients' security and infrastructure requirements. We believe that our global delivery model allows us to better serve our clients, providing us with agility, logistical and time zone convenience and the cost advantage of having fewer dedicated on-site personnel. We also believe the similarities in engineering culture between CEE, where the majority of our engineering talent is located, and our primary revenue-generating geographies—Europe and the United States—afford us a competitive advantage over non-CEE based competitors in pursuing engagements in those geographies.

We believe that our strong brand, corporate culture and our focus on efficient innovation aimed to promote our clients' business goals and outcomes allow us to successfully recruit and retain highly qualified IT engineers and developers ("IT professionals"). As of March 31, 2015, we had 9,184 personnel of whom 7,850 were IT professionals. As of March 31, 2015, over 80% of our IT professionals held Master's degrees (or Master's degree equivalents in certain jurisdictions) or higher, and approximately 72% of our personnel had more than five years of industry experience, which we believe compares favorably to many publicly traded Indian offshoring companies. We support our growth through our human resources infrastructure that allows us to scale the workforce globally as our business grows. During the year ended March 31, 2015, we hired, on average, more than 293 IT professionals per month.

Our work has earned us significant client recognition, including from our large multinational clients. In 2014, we received a "Performance Excellence Award" from Boeing in which Luxoft was the only IT outsourcing company listed among the winning vendors. Also in 2014, Luxoft was one of the two winners of the Outsourcing Excellence Award for "Most Innovative." This prize honors a relationship between an outsourcing service provider and its customer that tangibly demonstrates best practices, creates and sustains a competitive advantage, provides business transformation, achieves compelling value and significantly benefits both the customer and the service provider over time.

In June of 2015, we received the "Best Connected Car System Integrator 2015" award by TU-Automotive. The TU-Automotive awards represent a highly regarded recognition of excellence, innovation, and leadership in the connected car and automotive industry.

The quality of our operational processes has been recognized by our Capability Maturity Model Integration, or CMMI, Level 5 certification, which is the highest level of the Software Engineering Institute's CMMI categorization for measuring the maturity of software development processes.

Our sales have grown from $271.1 million in the year ended March 31, 2012 to $520.5 million in the year ended March 31, 2015, representing a compound annual growth rate ("CAGR") of 24.3%. Our net income has grown from $36.2 million in the year ended March 31, 2012 to $63.1 million in the year ended March 31, 2015, representing a CAGR of 20.4%. As of March 31, 2015, we had over 150 active clients and over 30 high potential accounts ("HPA"), including Credit Suisse, Continental and Expedia. In the aggregate, all HPA accounts generated over $60 million in revenue during the last financial year, which represents at least 100% year-over-year growth. We define HPA as a client account which, according to management's estimates, has potential to reach at least $5 million in recurring annual revenues within three years since the inception of such account. Our management determines which of our clients should be considered HPAs. Out of 30 HPAs, 16 were established during the past 24 months.

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

Multinational corporations seek IT services providers that have industry-specific knowledge, the ability to manage dynamic, short development cycles, scale and recruit talent with relevant expertise, agility, cost-effectiveness and global delivery capabilities. Furthermore, IT spending is becoming more aligned with companies' broader business strategies towards innovation.

The increased importance of IT-related decisions requires companies to look for providers with specific domain practice and vertical expertise, as opposed to generalists with commoditized skill sets. The offshore outsourcing business model has matured and evolved since its beginning in the early 1990s to provide proven advantages and fewer risks. The outsourcing industry is also moving away from a singular focus on cost toward a broader focus on efficiency and innovation. Multinational corporations no longer utilize IT outsourcing only in an effort to achieve cost efficiencies and labor arbitrage, but also seek to increase agility and reduce complexity by replacing, or complementing in-house IT resources with outsourced IT.

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

Trends of IT spend in key industry verticals

Financial services:    The financial services industry has traditionally been one of the most IT-intensive industries. We believe that the following broad trends currently drive financial services IT spending: ongoing cost optimization, especially in light of contracting margins in this industry, predominantly via outsourcing; increasing complexity of regulatory compliance and risk management; modernization of mostly in-house developed, vertical-specific legacy systems including increase of the demand for managed services in front-office IT; the introduction of new technologies and processes (such as mobile and cloud) to support new emerging business lines within investment banking and other areas, as well as new financial products; and improvement of quality of data and time to market. Other trends in various segments of the financial services industry include:

•
Updating of systems and processes that quickly produce more accurate data used to address new regulatory (such as the Third Basel Accord) reporting and compliance requirements;

•
A focus on improving risk management practices and compliance, including data centralization and its conformity with the regulatory and industry standards by means of creating reference data libraries, thus ensuring uniformity and accuracy of records across the enterprise;

•
Investments in mobile technologies and big data for improved customer targeting, implementing new transaction types (such as Near Field Communication ("NFC"), mobile wallets) and enhancing experiences of the end users; and

•
Leveraging of the growing support for HTML5-related standards in modern browsers and devices to deliver cross-platform and responsive applications.

Our clients in this vertical include Deutsche Bank, UBS, Citi and SwissQuote.

Automotive and transport:    IT spend in the automotive and transport industry is increasingly driven by improving safety and regulatory requirements, focus on fuel economy and the emergence of electrical vehicles and rapidly evolving infotainment, human machine interface ("HMI"), advanced driver assist systems, including driverless vehicles, and the connected car concept. Advances in display technology and the pressure from consumer market drive fast growth in adoption of software intensive driver information systems such as "full digital clusters" and "head-up display." Ensuring safety and limiting driver distraction while improving the in-car experience is becoming one of the key priorities of OEMs and their immediate suppliers.

Our clients in this vertical include Harman, Ford, Continental and Delphi.

Travel and aviation:    Rebounding passenger traffic and evolving safety and security standards will require travel and aviation companies to increasingly depend on advancing technological systems. Moreover, the increasing penetration of mobile technologies is forcing travel providers to invest in internal and user-facing applications, such as mobile systems and applications for engineers and booking systems for smart phones and in-flight entertainment platforms for end-customers. With increasing cost and competitive pressures, travel and aviation companies will continue to be attracted to high quality, low cost IT services and solutions providers. Thus, in terms of trends, we see prevailing demand from existing clients in the areas of big data processing, analysis and visualization. Clients are also interested in developing mobile applications for travel, such as travel assistants, disruption management, loyalty and in-flight entertainment. We have also started seeing interest in emerging technologies, such as NFC, and indoor positioning based on low-power consuming technologies, such as Bluetooth.

Our clients in this vertical include Boeing, Expedia and Sabre.

Technology:    With the continued migration to new operating systems and open standards, the escalating adoption of cloud technologies and increasing mobile, high performance, cross platform and smart electronics development and proliferation of new concepts, such as IoT, technology companies are required to keep pace with rapid technological evolution. They seek vendors who can help them address product engineering tasks that cover the entire technology stack spanning from low-level embedded software to media processing algorithms to cloud-based services to mobile apps.

Our clients in this vertical include AMD, Loewe and Microsoft.

Telecom:    The growth of tablets and smart phones, combined with the accelerating growth of video and multimedia traffic, will continue to increase the demands on network providers' networks and enterprises' systems. The growth in adoption of wireless communications (including 4G/LTE), virtualization technologies and cloud computing will require service providers and enterprises to further invest in their network infrastructure. Software Defined Networking ("SDN") and Network Function Visualization ("NFV") are technologies that carriers and network equipment manufacturers are pursuing and aggressively testing in their lab environments and selected networks. New eco-systems are being developed around NFV Conformance and Interoperability testing.

Our clients in this vertical include Cobham, Spirent, Avaya and Exfo.

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

Our clients in this vertical include Alstom, Synergy Energy and Kent Country Council.

Growth of CEE as a services delivery location

Availability of high-quality talent

CEE's large pool of highly educated and experienced IT professionals with strong technical skills makes the region an appealing outsourcing destination. Countries in CEE have historically demonstrated a strong focus on technical education, exemplified by the high proportion of students in this region completing higher education in the areas of applied mathematics, physics and engineering. Students from universities in CEE have also historically dominated world computer programming competitions.

The availability of human resources throughout the region, in particular in Russia, Ukraine, Romania and Poland, allows providers to be as agile and scalable as necessary.

Russia.    The United Nations Educational, Scientific and Cultural Organization ("UNESCO") estimates that 28% of all graduates in Russia receive degrees in the field of science and technology. According to the December 5, 2014 Gartner report, "Leading Offshore Services Locations in EMEA, 2015: Nearshore Increases Despite Geopolitical Concerns," by Ian Marriott, et.al. (the "December 2014 Gartner Report"), "Russia has well-developed infrastructure, and the government is working to improve the country's business climate and to make it lucrative to invest there... Skills available in Russia include high-level technical skills, including data scientist and computer programming skills, as well as mobility service skills."

Ukraine.    According to the December 2014 Gartner Report, "Ukraine has a number of locations offering predominantly a broad range of application services skills, although business process and infrastructure services can also be obtained. The leading locations are Kiev, Kharkiv, Lviv, Dnepropetrovsk, Donetsk and Odessa."

Romania.    The language capabilities of the local human capital position Romania as an attractive IT offshore destination, although competition for skilled resources may be intense. In the December 2014 Gartner Report, Romania is described as having, "a broad range of IT and business process skills ... from application development (particularly agile development), application management, business solutions in ERM, CRM and e-commerce, and testing services, to finance and accounting, HR and customer support. These capabilities are predominantly located in cities such as Bucharest, Iasi, Cluj-Napoca and Timisoara. There are also developing capabilities in Brasov and, to a lesser extent, Constanta and Craiova."

Poland.    According to the Global Education Digest, 57.1% of Poland's population over the age of 25, or approximately 15.6 million people, has attained higher secondary education, which we believe represents a substantial pool of potential IT professionals.

Since March 2014, we have implemented our "Luxoft: Global Upgrade" program (the "Global Upgrade program"), through which we aim to disseminate our workforce across relocation hubs in varied geographies. This model differs from those of other providers which operate via large hubs predominantly committed to a single country. The Global Update program is discussed in greater detail below in "—Recent Initiatives." We have also increased recruiting efforts on a global scale. We seek out engineering excellence worldwide, especially in emerging markets, and move these resources to our larger locations, such as Poland, Romania or Bulgaria, which serve as our relocation hubs.

Increasing popularity of near-shoring

As the model for offshoring has evolved, the industry has seen the emergence of near-shoring, which involves outsourcing to countries with lower labor costs that are in geographical and/or time zone proximity to client locations. Near-shoring improves communication between clients and delivery teams, increases efficiency, reduces complexity and risks and increases the ultimate value delivered to clients. Given the physical proximity, cultural affinity, ease of travel, minimal time zone difference and high-quality talent offered by CEE, this region is becoming an increasingly popular destination for near-shoring and a diversification alternative for Western European companies, as well as European divisions of large global companies.

Government support for the IT industry in CEE

The CEE region's IT industry is supported by favorable governmental policies. Russia has announced a number of initiatives to promote IT growth as part of a broader focus on modernization and innovation. For example, qualified IT companies under the Russian Tax Code benefit from a substantially reduced rate on contributions payable to social, medical and pension funds (however, these rates are expected to be increased starting from 2018) and an exemption on value added tax in certain circumstances.

The National Program of Informatization has been implemented in Ukraine since 1998. The Program has the following goals: formation of legal, organizational, scientific and technical, economic, financial, methodical and humanitarian pre-conditions for development of information technology; application and development of modern information technologies in the corresponding spheres of public life; and formation and support of market for information technology related products and services. In 2007, the Ukrainian Parliament adopted the law "On the Foundations of the Development of Ukrainian Information Society in 2007-15" which was followed by an action plan to promote and strengthen Ukraine's IT sector. In July 2012, the Ukrainian government introduced significant incentives by adopting Law No. 5091-VI, which exempted sales of certain software products from value added taxes ("VAT"). The applicable tax period under this law is January 1, 2013 to January 1, 2023. Additionally, in 2012 the Parliament of Ukraine adopted Law No. 5450-17 "On the State support of the software development industry," via which the Ukrainian government ratifies, on a yearly basis, an annual plan of measures. The plan for 2015 includes legislative reforms and changes in the educational system of Ukraine which are intended to provide additional stimulus for the growth of the industry.

On January 12, 2015, the President of Ukraine issued a decree, "Strategy 2020," approving the development strategy of Ukraine for future years. The main goal of Strategy 2020 is to implement European standards in Ukraine through over 60 reforms and programs, including a tax reform.

The Romanian government has also recognized the IT sector as a priority for the national economy. A number of government policies, such as the exemption from income taxes of programmers who are employed by software companies and who satisfy certain criteria, have been put in place to foster further growth of the country's IT sector. Further, starting on February 1, 2013, the allowed R&D deduction that was introduced into the Romanian Fiscal Code effective on January 1, 2009 was increased to 50% of the eligible expenses from R&D activities from the taxable profit base, instead of the previous 20%. In addition, effective on July 1, 2014, the tax exemption for reinvested profit became applicable to profits reinvested in technological equipment, machines, work equipment and installations used for business purposes, provided that certain conditions are met. The tax incentive is applicable for new equipment produced or purchased after July 1, 2014 and commissioned before December 31, 2016.

In addition, in 2012, the Romanian government started a state aid program for support of investments promoting regional development by using new technologies and creating working places. In the third quarter of 2013, our subsidiary Luxoft Professional Romania ("Luxoft Romania") applied to participate in this state aid program and received the requisite approvals in February 2014. As a condition to being accepted into the state aid program and receiving a 40% reimbursement from the Romanian government of the total salary costs of new workers during the period of 24 months starting on their respective hiring dates, Luxoft Romania undertook to do the following: (i) make an investment in equipment, furniture, licenses of RON 1.7 million, or approximately $0.4 million, during 2014 and 2015, as part of the investment plan submitted to the Romanian government, and to maintain the investment for a period of five years thereafter; (ii) hire 250 workers during 2014 and 2015 and maintain the new working places for a period of five years after the first payment of the state grant related to each new working place, as part of the hiring plan submitted to the Romanian Government; and (iii) pay to the state budget, in the course of five years from the completion date of the investment, social tax payments of RON 41.7 million, or approximately $10.1 million, as stated in the business plan submitted by Luxoft Romania to the Romanian government.

Finally, in 2013 the government of Bulgaria implemented measures to support IT companies, including reimbursing employers in Bulgaria for the social security contributions they are required to make in relation to newly hired personnel. In 2014, we received a grant for the reimbursement of such social security contributions we must pay for new personnel we hire in Bulgaria. This incentive applies to remuneration to be paid by us to such employees during the first year of employment.

Competitive strengths

We believe the following strengths differentiate us from our competitors:

Deep vertical expertise with focus on innovative service offerings and solutions.    We continue to focus on six industry verticals that are technology- and data-intensive, that, we believe, present a large and growing market opportunity. To enhance our expertise, we recruit highly skilled IT professionals with significant understanding of industry-specific business operations and issues and substantial technology experience. We have also built substantive practice areas within our verticals to address our clients' most pressing problems, such as risk management, reference data, and asset-backed securities within the financial services vertical. We invest in research and development to create cross-functional and vertical-specific proprietary products and platforms that help us deliver our services rapidly and cost-effectively. Examples of our solutions include a mobile risk and advanced data visualization tool Horizon, and open source-based test automation frameworks for network equipment Twister for the telecom vertical.

Strong domain practices anchored by COEs.    Over the past several years, we have developed expertise in domain practices, including IoT, Big Data, Horizon/ADV, Agile, Luxoft Markets and UI/UX/HMI. We believe these domain practices are critical to the ongoing success of our clients. To support the development of our domain practices, we have established COEs specifically dedicated to the research and development of each of our key domain practices. Each COE has a dedicated pool of resources, including its own budget, time and IT professionals. We believe that our domain practice knowledge, applied within the industry vertical context of our clients' business needs, provides us with a strong competitive advantage. We rely on the strength of our programmers to integrate a wide variety of programming languages, hardware platforms, operating systems and third-party software to meet emerging trends. Our focused investment in people, platforms and technology allows us to compete effectively with other vendors for additional business from our clients. It also helps our clients optimize their own technology and processes, achieve crucial business goals and become more competitive.

Long-term relationships with multinational clients.    Our largest clients consist primarily of Fortune Global 500 companies such as Deutsche Bank, UBS, Boeing, Harman and Avaya. As of March 31, 2015, eight out of our top ten clients have been with us for five or more years and we have experienced very low client turnover in the past. Many of our large client relationships began as standalone pilot projects, the success of which enabled us to win additional mission critical, multi-year development engagements. Because of our delivery of consistently high quality and innovative results, our relationship with many of these clients evolved into large scale collaborative relationships and managed delivery engagements whereby we entered into outcome-based arrangements with our clients. We generally enter into multi-year master services agreements with our clients that encompass multiple stages of their IT development cycle. The dedicated teams of IT professionals we assign to each client combined with a personnel attrition rate that we believe to be lower than many other industry players, results in the continuity of personnel and, importantly, the retention of knowhow and strengthening of client relationships. We leverage these deep relationships to develop a sophisticated understanding and extensive knowledge of our clients' businesses, both of which result in higher quality services, better business outcomes and further strengthen our client relationships.

Highly educated, experienced and loyal workforce.    We are committed to recruiting, developing and maintaining a work force of high quality IT professionals. We have invested significant resources to grow from 2,619 IT professionals as of March 31, 2009 to 7,850 technically sophisticated IT professionals as of March 31, 2015. Some of our delivery locations, such as Bulgaria, Poland, Romania, Russia, Ukraine, and Vietnam are strategically established in regions with large pools of highly skilled engineers and a strong focus on technical education. As of March 31, 2015, we had a human resources staff of 396 people, which included 186 people dedicated to direct recruiting efforts. As of March 31, 2015, over 80% of our IT professionals held Master's degrees or higher (or Master's degree equivalents in certain jurisdictions) with a focus on science and engineering, and over 72% of our personnel had more than five years of IT industry experience. Furthermore, we improved relations with key academic institutions in strategically important and fast-growing locations of Luxoft. In addition to helping us to attract talent, this enables us to continue increasing employer brand awareness in Poland, Romania and Bulgaria. We have six training centers throughout Russia and Ukraine, one training center in Romania, one in Bulgaria and two in Poland. We have also launched a new campaign known as "One Company" aimed to enhance global corporate culture and employee retention through the instilling of corporate values and identity and the further integration of our recent acquisitions.

Global delivery platform.    Our secure delivery centers in Bulgaria, Poland, Romania, Russia, Ukraine, Romania, the UK, U.S., Australia, South Africa, Canada and Vietnam allow us to provide managed delivery and value added services for software development and innovative IT solutions. We distribute our high complexity work to client-facing industry specialists in tier-one locations, such as Krakow and Wroclaw in Poland, Bucharest in Romania and Kiev in Ukraine, and our lower complexity work to lower-cost, industry generalists in tier-two locations, such as Omsk, Russia; Dnepropetrovsk, Ukraine and Ho Chi Minh City, Vietnam. This enables us to increase the utilization of our IT professionals by effectively allocating work based on resource and talent requirements to balance cost and achieve scalability, and mitigates certain economic risks, such as wage inflation, that might affect any single geography. Our dedicated delivery centers are distributed across time zones among our delivery locations and consist of teams of IT professionals dedicated to a single client. This setup allows us to work seamlessly for clients in different time zones and maintain a cultural and geographic cohesiveness with our clients' on-site teams. We believe that serving our clients by means of this model, combined with the mission critical nature of engagements, reduces the risk that our clients will switch vendors and drives recurring revenue. We have been keeping, on average, over 90% of our workforce off-site, which is intended to reduce our costs by limiting the use of expensive on-site personnel. In line with our recently launched Global Upgrade program, we intend to decrease the off-site headcount to approximately 85% by increasing the on-site ratio of the delivery personnel up to approximately 15% of the total delivery headcount over the next two years, thereby continuing to take advantage of the cost structure resulting from the significant off-site presence.

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

Strategies

Our goal is to become the provider of choice for core systems and mission critical software that enhance business outcomes and help enterprises remain competitive. Typically, within our six verticals we specifically target HPAs, which are large multinational companies that require significant amounts of sophisticated IT services and solutions on an ongoing basis with an intention to become an embedded, strategic provider for their high-end technology needs. To expand business substantially with these accounts, we follow our "Anchor-Develop-Grow" model: we aim to successfully complete smaller engagements at the "Anchor" stage; then we undertake a longer term engagement, upon completion of which we aim to become a strategic vendor during the "Develop" stage; and finally, we increase the amount of services to the existing business and expand the offering to other business lines during the "Grow" stage. We intend to expand our offerings to current clients and to win business from new clients by pursuing the following:

Develop new capabilities and service offerings within our verticals.    We plan to expand our offerings to large multinational clients with whom we already have a strong relationship, and to win new clients within our six industry verticals. We intend to use our multi-site global dedicated delivery model, vertically aligned client-facing teams and innovative industry-specific products and platforms to increase our share of high value engagements and diversify across our existing clients' divisions and departments. For example, in automotive and transport, we opened a delivery center in Detroit, Michigan in 2014 to be in close proximity and better serve our North American clients in the Automotive and Transport vertical. Further, in financial services, we seek to expand beyond services for investment banking and sales and trading, and increasingly target new sources of revenues, such as risk management, regulatory reporting, fixed income, asset-backed securities and wealth management. As a result of the Excelian acquisition, discussed in more depth at "Acquisitions," we obtained access to new customer clusters, such as additional banks, commodity and insurance companies. We also seek to expand our service offerings in all of our verticals by taking over our clients' captive IT operations, which also benefits clients by reducing the total cost of ownership. We will continue to invest proactively in and develop our innovative proprietary solutions around emerging technologies, supporting trends and critical client needs in our industry verticals.

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

Continue to expand our managed delivery model.    In an effort to better serve our clients' needs, we are transitioning a significant portion of our engagements to managed delivery. We believe managed delivery provides meaningful advantages for both our clients and our operations. For clients, managed delivery greatly enhances visibility, transparency and cost predictability of the outsourcing process, thereby reducing their risks. For us, managed delivery is a means of expanding our role in our clients' projects, thereby embedding us in our clients' core IT operations and ensuring stability of our ongoing relationships with these clients. Managed delivery, especially when used in conjunction with Agile methodologies, improves utilization of our IT professionals and resources, streamlines the engineering of complex distributed systems, and increases the visibility of our potential revenue stream and the scalability of our operations. It also allows us to gain real-time knowledge of our clients' business, thus further growing our expertise in given business domain practices, ensuring our quality service and increasing client loyalty. Our aim is to increase our ownership of client projects to the point of providing transformational engagements and those within which we substantially or fully replace a portion of our clients' IT departments.

Continue to develop our proprietary products and platforms.    We will continue to develop our existing proprietary products, platforms and demonstrators to showcase our expertise in a given domain, further enhance capabilities of existing solutions and create new products and platforms. For example, our technology demonstrator AllView utilizes an in-house reference design platform for creating an in-vehicle user experience ("UX"), linking instrument cluster, head unit and mobile devices. Based on SmartDeviceLink Profiles ("SDLP"), an extension to GENIVI's SmartDeviceLink ("SDL") open-source connectivity technology, AllView shows automakers the possibilities in optimizing car user experience and improving safety by reducing driver distraction, while encouraging third-party application development. Our product Horizon can be further developed by adding calculation, reference data and analytics tools. We also intend to selectively acquire industry-leading solutions developed by our clients with our active involvement. We believe that expanding our portfolio of products and platforms differentiates us from other software services providers. These proprietary assets also will help us target aspects of our clients' software budgets that were not previously accessible to us, and will position us well for growth.

Attract and retain top quality talent.    To support our growth and maintain our competitive position as a leading high-end IT service provider, we plan to grow our highly skilled employee base by continuing to execute our rigorous sourcing and hiring practices and enhancing our brand as an employer of choice in the industry. We plan to scale our human resources infrastructure as our business grows. In addition, we seek to maintain our low attrition rates through our internal training programs and employee initiatives, including rewards and incentives for high-performing employees. We also intend to build on our successful track record of establishing delivery centers in CEE, where we have access to highly educated IT professionals at attractive wages. Over the past two years, we have successfully opened delivery centers in Sofia, Bulgaria, Stuttgart, Germany, Krakow and Wroclaw, Poland, Bucharest, Romania, Ho Chi Minh City, Vietnam and plan to continue opening delivery centers in CEE and other emerging markets that strategically fit into our existing delivery network.

Selectively pursue strategic acquisitions and strategic partnerships.    While we focus primarily on organic growth, we intend to pursue predominantly complementary acquisitions that would expand our technological or domain knowledge and client relationships. We are continuously identifying and reviewing such potential acquisitions. We are also looking to form strategic partnerships with industry leaders by which we can create significant synergies for global enterprises who engage us to provide services within our key verticals of focus. During the fiscal year ended March 31, 2015, we completed three acquisitions. See "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions."

Recent Initiatives

In March 2014, we launched our Global Upgrade program, which spans internal and external elements of our business. The aim is to mitigate current concentration-related risks, and secure further business and revenue growth.

The program entails five pillars:

Global Management:    we have relocated a majority of our top executives to our operating headquarters in Zug, Switzerland and other key geographies such as the UK or the United States, and to expand our presence across several management layers in key client-operating geographies in the United States and Western Europe.

Global Customer Service:    we are in the process of shifting the main point of client interaction to be primarily on-site, provided that our on-site headcount at any one venue should not exceed 15% of total delivery personnel. As of March 31, 2015, our on-site headcount was less than 10% of total delivery personnel. This pillar of the program involves the Company's global account and global delivery management functions.

Global Delivery:    our goal is to limit exposure to any geography to no more than 30% of the engineering headcount in the mid-term and 25% in the long term. We plan to achieve this goal by means of accelerated hiring in each respective EU location while moving some of the current staff from Russia and Ukraine to seed and train the new teams. In addition to the EU, we are also planning to further expand our dedicated global delivery model in Asia Pacific and other regions in the mid- to long-term. We also intend to moderately increase our on-site delivery operations, including key delivery and account managers up to 15% of the total delivery headcount. Lastly, we plan to ensure that our internal mobility program also includes a list of international locations.

Global Communications:    we intend to deploy relevant means to better reflect the substance and the scale of our business. We are in the process of further developing internal and external elements to ensure that we maintain a cohesive message throughout our organization and to all target audiences that we are a global company: for our clients, employees, analysts and investors.

Global Culture:    we have striven to engage our global employee base in activities and to deliver to employees internal messages emphasizing the concept of "one global team" more explicitly. We have also begun to implement a series of steps to review and optimize current team collaboration processes, such as organizing sessions about global culture that inspire management teams to lead by example and encourage various cross-location and cross-cultural activities.

Within each of these five pillars, the goal is to reconcile the market perception of our Company with the actual state of the business, as supported by operational metrics and assessed by the management, and to upgrade our business to meet multinational company standards. This change is consistent with our mid to long term strategy.

As of June 30, 2015, most members of our top management are based at our operating headquarters in Zug, Switzerland. Meetings of our board of directors and the board committees, during which all material strategic decisions regarding our business are made, take place in London, UK. We moved our key corporate functions to the EU locations. We relocated approximately 550 engineers to our EU locations and Mexico. Our current presence in Ukraine is 42% of our global headcount as compared to 49% a year ago. Our presence in Russia is down to below 25% of the global headcount as compared to 30% a year ago.

Our services

Our software development service offerings consist of three primary categories:

Custom software development and support services

We provide a comprehensive set of core and mission critical software development services, including application software development, software architecture design, performance engineering, optimization and testing, process consulting and software quality assurance, to enterprise clients in our financial services, automotive and transport, travel and aviation, and energy verticals. Our services span the entire development lifecycle, and combine sophisticated processes for solving complex problems with domain and business knowledge, project management tools and global delivery capabilities. In certain cases we also provide maintenance and support services for the software and applications that we have developed for our clients. In addition, we provide re-engineering and migration services for transferring legacy applications to our clients' new operating systems and enhancing their functionality.

Product engineering and testing

We provide a wide range of product engineering services for the full product lifecycle, including functional specification and mock-ups, product design, engineering, automated testing, maintenance, support and performance engineering, to our clients in the technology, telecom, automotive and transport and energy verticals. We provide product engineering services by assembling specialized teams of IT professionals who use Agile development methodologies to deliver our work product incrementally.

Technology consulting

Our technology consulting services are designed to address clients' needs in each of our six verticals, while leveraging our in-depth expertise in technology and our best practices to optimize our clients' software processes and data security procedures. Our technology consulting services generate a small portion of our sales and include IT strategy consulting, software engineering process consulting and data security consulting. We use our best practices, methodologies and frameworks to assist clients in establishing and improving their software development processes, including metrics analysis, quality control and appraisal procedures.

Our solutions

Our solutions, consisting of products and platforms, are a small, but growing portion of our business model. Our products are part of our current portfolio of proprietary solutions that we did not commercialize in the past. However, we intend to increase future sales using these products as standalone software and as a part of our software development services offering. Our platforms are also a part of our proprietary solutions portfolio that we utilize within the scope of our software development services to clients. From time to time we make available parts of our platforms under non-commercial open-source licenses to allow potential users to quickly evaluate the characteristics of the technology, but these components are not sufficient for a commercial use.

The list of our products and platforms is as follows:

Products

Horizon.    Horizon is an advanced data visualization framework that taps into existing data sources and provides innovative user interfaces through insightful, user-tailored dashboards which enable timely and strategic decision-making. The solution was originally developed to provide a firm-wide overview of Regulatory, Compliance and Audit findings, and Market, Credit, Treasury, and Liquidity risks, along with other financial information. It has since expanded into various verticals and Advanced Data Visualization use cases. Horizon uses business relevant navigation tools and an advanced drill down from key performance indicators to detailed data points. Luxoft's user-driven approach to implementation is achieved with HTML5 supporting the framework vision. We have developed two more versions of our Horizon product with improved dashboards for risk-related functions, finance, asset management and institutional sales. In addition to providing increased dashboard variety, the new Horizon versions are focused on enhancing user experience and navigation, collaboration and data connectivity options.

SuperCloud.    Luxoft's SuperCloud Network Function Virtualization ("NFV") orchestration platform caters to the needs of telecom operators and large enterprises by transforming traditional appliance based network services into software based virtual network functions ("VNF") deployed over virtualized infrastructure. SuperCloud is intended to offer DevOps agility to cloud services operators, allowing network administrators to spend less time managing change requests from tenants and more time designing and optimizing virtualized infrastructure in their software defined data centers. SuperCloud Orchestrator enables data center and cloud service providers to deploy and manage the complete lifecycles of VNFs and SDN applications. SuperCloud is vendor-neutral, extensible, well integrated with SDN eco-system and compliant with ETSI NFV architectural blueprint. Luxoft provides full lifecycle professional services for SuperCloud, which tailor NFV solutions to the specific needs of customers and speed up time-to-market for our customers.

Twister.    Twister is a new open source test automation solution developed for the enterprises communications market. Twister provides telecom equipment vendors, data system integrators and enterprise data services providers with a comprehensive and open platform to increase operational productivity and to test multiple devices, such as routers, switches, firewalls and private branch exchanges in a single framework. Twister delivers an innovative approach to building resilient, scalable and adoptable test automation frameworks in the Cloud, thereby increasing operational productivity for the clients within the telecom equipment sector due to its ability to run numerous testing processes simultaneously. It allows our clients to increase the efficiency of their product development by reducing complexity and the length of the testing process, and allowing them to view results faster. Luxoft couples the Twister platform with full lifecycle professional services to reduce both test cycles and time-to-market.

iStockTrack.    iStockTrack is a scalable product that helps build mobile applications for iOS-based devices (iPads and iPhones) for clients in the financial services sector. This product allows for quick and effective creation of a dashboard that can be further customized based on user specifications and grant access to news streams, market data and other financial matters of the user's choice. This product consists of two parts: the user part that is uploaded onto an Apple device, and a backend part, developed on a Java Enterprise application basis. The user part is a set of components that visualize user-selected information, such as stock price, volume and volatility graphs, companies' financial statements, and various financial analytics, in the easy-to-use intuitive format. Some of the most important advantages of this product is the ease and effectiveness of interaction with the user, speed with which the user can get to the desired information, quality of graphical and user interface, and the ability to quickly integrate information sources of choice, including the user's internal (such as from the company's Intranet) and external sources in the public domain. In February 2014, iStockTrack received the "Best of Show" award at Finovate Europe 2014 Conference in London.

Platforms

TEORA.    TEORA is a framework for rapid development of automotive HMI. It includes a development environment consisting of applications for rapid prototyping, code generation and design of screens layout, displayed messages, and other features, combined with a set of tools for various components and platforms, such as Linux and QNX. The main differentiators of this platform are its flexibility in accommodating new technologies, such as HTML5, and its ability to combine different technologies, such as HTML5 and Flash.

Populus.    Populus Suite is a complete tool chain for HMI design, HMI development and the deployment of automotive user interfaces for distributed embedded systems. It minimizes the time and cost of producing full-featured automotive HMIs. Populus Suite is built upon a concept called Database Driven Human Machine Interface. Populus Editor is used to create the entire HMI layout and HMI logic in an XML database. It is also used to specify the functional interfaces to the applications that are part of the system. These applications are called Functional Units. An HMI design is created and verified in Populus Editor without having to write any software. The HMI is stored in a database and downloaded to the target environment in a binary format for improved efficiency. The HMI database contains all of the HMI logic and appearance. Populus Engine executes the HMI layout in run-time and communicates with the applications using the Open Display Interface protocol. The software needed for supporting this protocol can be automatically generated for the applications from the Populus Editor. The Editor supports team collaboration and reuse of HMI parts between projects. An

HMI can be divided into parts of any granularity and every part is a stand-alone unit which can be re-used by other HMI developments. The HMI design can be done directly within Populus Editor. Populus covers the entire HMI development process, from creating a system HMI architecture to developing a series production HMI ready for download to the embedded target. Populus has been designed for the automotive industry to deliver high-performance car user interfaces with a short time-to-market and efficient software life cycle management.

While TEORA is designed for development of complex high-end HMIs, Populus is used for low- to mid-tier HMIs. These two products complement each other by allowing us to have tools to address a full range of OEMs needs in this area of expertise.

AllView.    AllView is a holistic user-experience demonstrator. AllView utilizes Luxoft's reference design platform to create an in-vehicle user experience, or UX. AllView links together instrument cluster, head unit and mobile devices. Based on SDLP, an extension to GENIVI's SDL open-source connectivity technology, AllView enables Luxoft to demonstrate to OEMs how to optimize a car user experience and improve safety by reducing driver distraction, while encouraging third-party application development. AllView received an award for "HMI Design Innovation" at CAR HMI Concepts and Systems 2014 Congress in Berlin, earning the second place after Volkswagen.

Augmented Reality Solution.    This platform helps implement a wide range of in-car Advanced Driver Assistance System ("ADAS") functionality. It enables features like road sign recognition, vehicle detection and tracking, and a single camera-based ergomotion engine. The feature-rich solution aims to support seamless integration of navigation, maps and sensor data. The framework augments drivers' visual reality with objects in real time, and works with various output devices such as head unit displays, digital clusters, head-up and optical head-mounted displays. The use cases include active parking search, adaptive cruising, road and traffic sign recognition, as well as assistance in a low visibility mode.

Retail Engagement Suite (RES) in IoT space.    RES is a connected device platform for creating a compelling in-store customer experience that targets retailers and brands that are ready to adapt new engagement models inside their retail stores. The solution supports the use of low-cost small tablets as touch-enabled digital signage. The suite contains a set of tablet applications displaying interactive content centered on a brand or product, combined with cloud-based content management services and engagement analytics.

Our verticals

We have developed specific expertise and grown our business in six industry verticals:

•
financial services;

•
automotive and transport;

•
travel and aviation;

•
technology;

•
telecom; and

•
energy.

The following table sets forth our sales by vertical, by amount and as a percentage of our sales for the periods indicated:

	Years ended March 31,
	2015		2014		2013
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
Industry Vertical
Financial services	346,027	66.5%	$238,712	59.9%	$172,086	54.7%
Automotive and transport	57,516	11.0	44,875	11.3	25,945	8.3
Technology	35,581	6.8	33,505	8.4	36,123	11.5
Telecom	33,683	6.5	32,076	8.1	31,587	10.0
Travel and aviation	33,100	6.4	37,206	9.3	38,976	12.4
Energy	12,164	2.3	9,973	2.5	8,236	2.6
Other	2,477	0.5	1,984	0.5	1,643	0.5

Total	$520,548	100%	$398,331	100%	$314,596	100%

Financial services

The financial services industry is our largest vertical. Since we began working with financial services companies as clients in 2005, we have been engaged by global institutions to develop, deploy and maintain a broad range of systems. We provide our clients with complex end-to-end engineering services and solutions, such as the development of trading platforms, risk management systems, clearing and settlement solutions and low latency exchange connectivity adapters. We have also developed comprehensive risk visualization and mobile products and platforms that are specifically focused on clients in the financial services sector. We possess not only expertise within technical domain practices that are crucial to financial services, such as big data, mobile and open source, but also within business domain practices such as reference data management, risk management, trading and transacting and the Fixed Income Clearing Corporation ("FICC").

Recently we started to encounter demand for off-the-shelf solutions among our large banking clients. Banks are currently aiming to streamline and simplify their IT infrastructure in response to contracting budgets and narrowing margins. As a result, they are now also deploying standard software solutions, which were traditionally used by Tier-2 financial industry players. Our acquisition of Excelian, completed in February 2015, helped us enter this segment of the market.

We have continued to gain market share within the wealth management and investment banking segments. We are also expanding the scope of work performed in the front offices of our clients. This includes application, development and maintenance ("ADM") for trading platforms across business lines, such as treasuries and equity derivatives.

We have continued to diversify our services across business lines with existing clients, entering the securities lending, prime brokerage and global rates arenas.

Automotive and transport

In our automotive vertical, we provide product development and system engineering services to various categories of automotive and transport industry players including car manufacturers (original equipment manufacturers, or "OEMs"), tier-one and tier-two suppliers and diversified service companies. Our main focus is in-vehicle infotainment ("IVI") systems that cover a broad range of modern car functionality and state-of-the-art features from multimedia and connectivity (MirrorLink, Apple CarPlay, Android Auto, AppLink), to navigation, telematics, HMI, digital clusters, computer vision, emergency call ("ECall") and ADAS. Our services cover the entire product development cycle from innovation vision and design to prototyping, development, system testing, verification and infield car drives. We have been investing in internal R&D programs aimed at creating platforms and frameworks that may significantly reduce time and efforts required for development of new IVI and HMI solutions by our clients. Currently, our portfolio includes such platforms and demonstrators as TEORA, Populus, Allview, and Computer Vision and Augmented Navi framework. We are an active member of different industry associations focused on developing unified standards for IVI systems, such as GENIVI.

We continue to expand our Automotive Design Lab in Stuttgart, Germany that offers us a unique differentiator in providing IVI and Driver Information development services. The Automotive Design Lab, which has more than 10 years of Automotive HMI design experience, helps us engage early in the development lifecycle by focusing on Human Factors, Graphics Design, Concept Creation and HMI Specifications development. In July 2014, we acquired from Mecel its Populus Product Suite, which combined with our existing tool chain TEORA generating complex HMI, has solidified our end-to-end HMI and digital cluster offering for the automotive OEM's and our overall positioning in the segment.

From our current clients, both OEMs and hardware providers, we see a strong interest in computer vision and augmented reality algorithms. Computer vision is a set of algorithms, which allows a car to process a continuous live stream of information and from that, recognize objects on the road, including pedestrians, nearby vehicles and road signs. Augmented reality features use information a car receives by means of its computer vision and enhance it by posting additional visuals for the driver in a non-distracting way. We are currently working with one of the leading German OEMs on creating a pilot implementation of computer vision and augmented reality algorithms to run within embedded software in their vehicle. There is also a high demand for System Software, Testing and Telematics Control Units ("TCU") in Europe.

Travel and aviation

The travel and aviation industry faces many challenges, including changing regulatory and security requirements, fluctuating fuel prices, intense competition and industry consolidation. Therefore, OEMs, suppliers, airlines, aircraft manufacturers, e-commerce travel providers and other participants in the travel and aviation industry are looking to optimize their operating expenses, reduce environmental impact and improve passenger comfort, convenience and safety. Our capabilities include design of engineering data, management and flight control systems, aircraft assembly and maintenance, airport ecosystem management and e-commerce and reservations system solutions for clients such as airlines, hotels, car rentals companies, travel agencies and cruise lines. There are two different types of IT needs generated within the travel and aviation industry: one is for airlines and hotels, which require product approach, and the other is for Global Distribution Systems ("GDS") companies, which largely look for technology services. This is also an area that finds value in our visualization product Horizon.

Technology

Our technology vertical focuses on independent software vendors, chipset and computer electronics vendors and computer hardware providers who rely on us to help them create innovative software-intensive products, solve software integration challenges and create and implement complex algorithms, while helping to manage their costs. Partnering with us allows these vendors to increase their efficiency, for example by reducing time-to-market for their products and enhancing R&D productivity. We deliver embedded development and system verification of software components and tools for hardware produced by our technology clients, as well as high-performance transactional systems, real time embedded applications and application security. Additionally, as we continue to grow our global operating platform and software delivery capacity, we seek to have more of these customers engage us as a channel partner to deliver their product or service to their end customers.

Telecom

Today's carriers, MSOs and service providers are faced with intense competition, profit margin pressures, challenges relating to network capacity, speed and quality, and new generation technologies requiring significant infrastructure investment. Our field engineers, software developers, solution architects and data scientists are currently engaged in networking and data communication development projects for several leading global infrastructure equipment, network analytics, service providers as well as Test and Measurement market leaders in the telecom and networking industry sector. We assist our clients in the areas of Network Function Virtualization, voice/multimedia, User Interface, Wireless and wide area network ("WAN") infrastructure, Ethernet-switching and router engineering development. We also perform operational support system services, security services, testing automation, hardware virtualization and services for our clients' hybrid customer-premises equipment and cloud technologies. We are a participating member of the Open Networking Foundation, which we believe is at the forefront of engineering development services in SDN and NFV, a new set of advanced networking and network applications that accelerates time-to-market, offers scale and lowers engineering costs when using Luxoft frameworks for software development and test automation. In addition, we are enhancing our capabilities in 4G/LTE wireless test automation and engineering development services.

During the fiscal year ended March 31, 2015, we experienced an increased demand from a new generation of Luxoft customers in the telecom segment that are looking for SDN and NFV. These revenues helped us make an impact against flat legacy accounts within this vertical, predominantly represented by networking equipment manufacturers ("NEMs"). Our expertise in testing, network communications and product development services continues to be valued, especially in tight capital and operating environments. Our ability to bring forward platforms and tooling ranging from network virtualization and orchestration to the IoT reinforces our capabilities to provide experienced resources for our customers' projects.

SDN and NFV are technologies that the carrier and NEMs are pursuing and aggressively testing in their lab environments and selected networks. New ecosystems are being developed around NFV conformance and interoperability testing. As a result of these developing trends, we expanded our existing partnership with Spirent Communications to include development of their internal projects and end-user customer engagement at Spirent's leading technology and telecom segments' customers. We continue to focus on leveraging our core skillset and expertise into new areas, such as test and measurement of the Networking and Telecom industries.

Energy

Electricity transmission and distribution.    We provide software and hardware development services to leading energy companies, smart grid vendors, energy service companies, energy solutions vendors and energy equipment manufacturers across the globe. We primarily provide demand response, smart grid and net metering solutions in the following areas: distribution and outage management; energy management components; market management modules; substation automation; supervisory control and data acquisition integration; standards integration; demand management; network edge control framework; and mobile workplace applications. We have also independently developed innovative smart grid metering and demand management solutions, such as DMFusion, which helps to automate and integrate electrical networks, and DMMessenger, an energy consumer analysis and engagement tool that processes and segments high-volume meter data.

Oil & Gas.    We provide services of software development for some of the key industry vendors. We help with development of solutions on fields of transmission, geological and geophysical data visualization and interpretation, production allocation and modeling, unconventional resources production enhancement. As technology development is the main driver for production costs optimization we expect opening new horizons with automation systems development. With this understanding we have developed two innovative products for this industry helping to utilize information visualization on mobile platforms in real-time collaborative manner:

Mobile FM (Mobile Field Module):    Mobile FM is a software platform designed specifically for Oil and Gas industry. It significantly simplifies the process of collecting production data on oil/gas fields. It allows field engineer to use necessary parts of entire enterprise system in the field, even without an internet or mobile connection. Mobile FM provides the functionality of the entering, validating, processing and storing such types of data as Daily Readings, Oil Hauls, Well Tests, Gas Analysis, Downtimes, Purchaser Statements, Integrated Volumes, Monthly LACT Tickets and other. This platform enhances the existed process, makes it more efficient and reliable by reducing human factor and preventing entering mistakes in the system. Solution has implementations of mobile client on such mobile platforms as Android, iOS and Windows Phone that allows using full range of mobile functionality like geolocation or camera features that make the field engineers work simpler and faster.

Geo Viewer:    Geo Viewer is a smart suite of applications that uses scientific approach to visualize geophysical and geological data for the petroleum industry. Application equips users with instant access to graphical representations of exploration data and with innovative user interface that tells a story behind the numbers in a context that stakeholders understand. Geo Viewer provides an extensive set of advanced tools to display geoscience data such as 2D/3D seismic data, well logs, survey deviation and scientific plots. It is lightweight, portable and compatible with all major devices and browsers, so it allows dynamic views and interacts with both, remotely and locally stored data. Viewer set is implemented on Java technology as a platform-independent solution. It is easy to integrate with corporate systems and is installed and maintained on the server, enabling simple deployment and maintenance without a time-consuming installation process.

Our domain practices

We also have five domains practices that span our service offerings:

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

Agile

Our Agile practice helps clients to develop new applications using Agile methodology and to transition their existing enterprise development processes such as Waterfall (end-to-end development with delivery upon the completion of defined tasks) into Agile. The principal differentiator of Agile methodology is its ability to deliver code frequently and consistently, usually every two to four weeks. The Agile approach usually involves small cross-functional teams of engineers (Scrum teams) that work on the same project, often in a distributed environment. The main advantage of utilizing Agile methodology, and a reason why we built a COE within the Agile practice, is its flexibility and quick response to change, which is critical to our clients because of shrinking product lifecycles. Agile's client-driven iterative development lets the client steer projects, iteration by iteration, and determine execution priority. This approach helps foster stronger client relationships, identifies mistakes and allows us to implement last minute changes without losing critical time and generating additional expenses. It also enhances shared learning and communications processes and solidifies teamwork. We employ more than 350 certified Scrum Masters (CSM and PSM certifications) and more than 2,500 Agile Practitioners who consistently evolve our Agile practice and its applicable methodologies. Luxoft was accredited as a Member Training Organization of International Consortium for Agile ("ICAgile") in January 2014. ICAgile develops education tracks and learning objectives for its members' training classes, and accredits course materials for covering particular set of topics. We have 3 accredited courses for Agile professionals: ICP Agile Fundamentals, ICP Business Value Analysis and ICP Agile Team Facilitation, participants of which are recognized as ICAgile Certified Professional after successful completion of learning objectives. Other options for continuous Agile at Luxoft include regular webinars and blog articles on Agile/Lean practices, coaching and facilitation techniques.

Internet of Things (IoT)

Luxoft IoT helps our clients find the right end-to-end solutions that integrate hardware, applications and cloud services to maximize the impact to their operations. The Luxoft IoT team has helped clients in a variety of industries including manufacturing, retail, high tech, communications and aerospace. With our purchase of Radius in October 2014, we continue on the path of building out this domain practice. We are advancing the IoT offerings across Luxoft vertical industries, and at the same time, we help support cross-selling of our services to Radius enterprise accounts. We continue to advance our IP and solutions portfolio using both internal resources as well as our marketing platform. In May 2015, we announced at the Internet of Things World our Retail Engagement Suite, an integrated set of cloud-managed mobile and tablet applications that enables a range of customer-facing interactive content, video display capabilities and sales engagement reporting tailored for demanding retail environments.

Big Data

Our big data practice delivers services and creates critical enterprise-wide solutions based on big data technologies and knowhow. We develop innovative approaches to comprehensive information storage, processing and analysis in order to deliver business and operational benefits to our clients. Within this domain practice we perform services focused on adapting an open-source software framework, Hadoop, that supports data-intensive distributed applications to the enterprise environment. This is the key differentiator of our big data offering. We believe that our approach is vital for many strategic enterprise initiatives in various verticals, such as risk management and reporting in financial services, metering information processing in energy and utilities and data channel processing though SDN/OpenFlow architecture in telecoms. Our architects, consultants and developers utilizing their significant engineering experience with large business-critical applications, combined with expertise in Hadoop-based systems development, engineered a solution accelerator and data transformation engines for low-risk adoption of Hadoop to specific corporate requirements and rules. We partner with one of the market leaders in big data platforms for enterprises, Cloudera, and implement its innovative technologies to maximize value of Hadoop adoption for enterprises. We have successfully delivered several critical projects for our largest clients in our financial services vertical during our last fiscal year.

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

In March 2015, we announced at the Geneva Motor Show our development of the HMI for a revolutionary electric-powered self-driving vehicle concept, Budii, created by Rinspeed, to help redefine the relationship between man and machine. Rinspeed is a Swiss automobile manufacturer and tuning designer. The human-centric Budii is capable of learning a driver's habits and preferences. The entire cockpit is designed around humans and their needs. The digital instrument cluster and navigation screen are augmented by the head-up display. The intelligent car understands gestures and interacts with its environment and other vehicles along its route.

Horizon and Advanced Data Visualization Practice

Over the past year, we have been expanding the menu of original dashboards to ensure compliance with Basel Committee principles for effective risk data aggregation and risk reporting. We have added into risk reporting space liquidity and interest rate risk. We have developed two more versions of Horizon that introduced improved dashboards in risk space and new dashboards for finance, asset management and institutional sales desks. In addition to increased dashboard variety, the new Horizon versions are focused on improving user experience, collaboration, including sign-off and annotation, better navigation, and more data connectivity options. Horizon is now able to track and feature monitoring of various conduct risk metrics and various business KPIs. This data is useful for internal departments of any enterprise in order to monitor and manage operational effectiveness and productivity.

Luxoft Markets—Advanced Business Solutions Practice

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

Our delivery centers

With a presence in 15 countries, 27 offices and 24 delivery centers, we service multinational organizations through our global dedicated delivery model that continues to comprise an optimized mix of near-shore, offshore and on-site delivery capabilities.

During the fiscal year ended March 31, 2015, we expanded our delivery network organically, adding three delivery centers, and via acquisitions, as a result of which we added delivery capabilities in the U.S., Australia, Canada and South Africa. This included opening of our first LATAM delivery location in Guadalajara, Mexico in September of 2014. Guadalajara is a major IT hub for many large global technology companies that have their development centers there. While in the past only our EU clients enjoyed the conveniences of near-shore services, Guadalajara has become the first near-shore location for our U.S. customer base, with all of the related benefits, such as ease of travel, close time zones, and logistics.

In June 2014, we opened a new delivery office in Detroit, Michigan to support the automotive line of business and be in proximity to the industry OEMs. We believe that an on-the-ground presence will give us an even greater visibility of the current technology needs to continue to optimize our service offering. We have been actively growing all of our EU locations, including, most recently, Bulgaria, where we were awarded a government grant for supporting the country's IT sector. As a result of the

Excelian acquisition completed in February 2015, we added seven delivery centers to our global dedicated delivery model and added presence in new geographies such as Australia and South Africa.

We employ a number of on-site IT professionals in the United States, Canada, UK, Germany, Switzerland and Singapore. The sophistication of our off-shore delivery centers has allowed us to keep over 90% of our personnel off-site as of March 31, 2015, deploying personnel to client sites on an as-needed basis. Our on-site and offshore delivery teams are linked through common processes, collaboration applications and tools, and a secure communications infrastructure that enables global collaboration. This connectivity grants our clients a choice between managing their work through offshore, near-shore and on-site delivery or any combination thereof.

As of March 31, 2015, we employed 1,832 IT professionals in Russia, who represent approximately 24% of our IT professionals. Our Russian delivery centers leverage the country's advanced technological climate and engineering legacy to build a talented, motivated team of IT professionals.

As of March 31, 2015, we had 3,167 IT professionals in Ukraine, who represent approximately 42% of our IT professionals. Our operations in Ukraine leverage a strong talent pool and relatively low average wages to provide effective software development services to both national and global clients.

As of March 31, 2015, we employed 1,112 IT professionals in Romania, who represent approximately 15% of our IT professionals. Our operations in Romania leverage a substantial talent pool that primarily services clients within the telecom vertical. Romania, a member of the European Union, provides geographic and cultural proximity to our clients throughout Europe and plays an important role in our global dedicated delivery model, providing geographic diversification and cost effectiveness.

As of March 31, 2015, we employed 835 IT professionals in Poland, which represents approximately 11% of our IT professionals. According to the December 2014 Gartner Report, "Poland is politically stable, and has had an unchanged government since 2007. It is one of the most democratic countries in Central and Eastern Europe, having been ranked 22nd out of 150 countries globally in WorldAudit.org latest democracy comparison. Poland offers a wide variety of IT and business process capabilities, including application development, management and testing, service desk/help desk capabilities, customer services, multilingual call and contact centers, delivery chain management, car fleet management, finance and accounting, financial auditing, human resource management, marketing, research and development (R&D), and tax services."

For all third-party data, see "Preliminary Notes—Special Note Regarding Forward-Looking Statements" and "Industry Data and Other Information."

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

Clients

Our clients include large multinational corporations in the financial services, travel and aviation, technology, telecom, automotive and transport, and energy industries. We have longstanding relationships with many of our clients, and seven of our top ten clients have been with us for five years or more. We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the year ended March 31, 2015, we derived 67%, 11% and 7% of our sales of services, respectively, from clients operating in the financial services, automotive and transport, and technology industries, respectively. We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our sales from a small number of major clients.

In the year ended March 31, 2015, our ten largest clients accounted for 80.1% of our sales. This included Deutsche Bank, whose relationship with us is described below, and UBS, which accounted for 20.1% of our total sales. No other client represented more than 10.0% of our total sales. For the risks associated with our dependence on these major clients, see "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially and adversely affect our results of operations."

Our largest client is Deutsche Bank, with whom we have worked since 2003 and which accounted for 36.3% of our sales in the fiscal year ended March 31, 2015. Our outsourcing master service agreement with Deutsche Bank (the "DB Agreement") terminates on January 6, 2016. Typically we renew such client agreements upon their termination in the ordinary course of business. Prior to this date, the DB Agreement can be terminated by Deutsche Bank if, among other things: we commit a material breach of the DB Agreement and do not remedy it within 30 days; we breach the confidentiality provisions of the DB Agreement; we become insolvent; we experience a change of control; we experience more than a set amount of service level defaults or service disruptions; or a dispute arises regarding the credits owed to Deutsche Bank in the case of service defaults. We may terminate the DB Agreement if Deutsche Bank does not pay us, and does not remedy the non-payment within 30 days. Deutsche Bank can terminate the DB Agreement without cause by giving six months written notice. In addition, Deutsche Bank may terminate individual work orders of Framework Service Descriptions (year-long interim agreements) entered into under the DB Agreement with prior written notice. For further discussion, see "ITEM 3. Key Information—D. Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."

The following table sets forth sales by our top five and top ten clients, by amount and as a percentage of our total sales for the periods indicated:

	Years ended March 31,
	2015		2014		2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Client concentration
Top five clients	$374,254	71.9%	$286,447	71.9%	$219,329	69.7%
Top ten clients	$416,737	80.1%	$325,486	81.7%	$255,393	81.2%

We define geography, in which our clients' revenues originate, based on the location of the clients' key decision-makers. For the year ended March 31, 2015, 39.3% of our sales were generated from clients in the U.S. and Canada, 30.7% from clients in the UK, 12.4% from clients in Germany, 6.9% from clients in Russia and 4.2% from clients in the rest of Europe.

The following table sets forth sales by client location as a percentage of our sales for the periods indicated:

	Years ended March 31,
	2015		2014		2013
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
U.S.	$204,541	39.3%	$167,038	41.9%	$114,132	36.3%
UK	159,866	30.7	110,950	27.9	88,729	28.2
Germany	64,723	12.4	49,648	12.5	40,306	12.8
Russia	36,022	6.9	35,835	9.0	35,199	11.2
Singapore	15,216	2.9	1,536	0.4	762	0.2
Switzerland	10,800	2.1	7,057	1.8	3,825	1.2
Rest of Europe	22,109	4.2	14,032	3.5	10,701	3.4
Other	7,271	1.5	12,235	3.0	20,942	6.7

Total	$520,548	100%	$398,331	100%	$314,596	100%

The following table sets forth the percentage of our sales by age of accounts for the periods presented:

	Years ended March 31,
	2015	2014	2013
Age of Account
New	4.5%	1.7%	2.8%
More than 1 year	7.4	14.0	12.1
More than 3 years	8.6	5.4	12.8
More than 5 years	79.0	78.4	71.8
Non-core sales	0.5%	0.5%	0.5%

Sales and marketing

Our sales and marketing efforts are organized by verticals, each of which is headed by a managing director who is responsible for sales and service delivery quality. Our senior executives directly oversee each of our top 15 clients, which helps ensure consistent communication and responsiveness to client needs. In addition to a top-level organizational focus on winning new business, we have a dedicated sales and marketing team working from offices in New York, Krakow, Menlo Park and London. Our sales and marketing teams focus on expanding our services offering into the new business lines of existing clients and targeting new clients through subject matter technical experts responsible for business development in corresponding industry segments.

Our sales structure undergoes regular review and process improvements. We have been increasing our number of client-facing practice- and vertical domain-focused senior personnel members who are located in key geographies (such as the UK and the U.S.) These client-facing representatives effectively manage relationships with new and emerging clients. Further, we are continuing to increase the presence of senior technology specialists available on-site to work with the internal IT teams of potential clients, providing process transformation consulting, aiding internal IT process optimization, which is intended to generate cost savings to these clients. We believe that this will help us win more clients aiming to switch to vendors proficient in handling managed delivery engagements. We are also in the process of establishing a lead generation and nurturing structure that will allow us to follow up thoroughly on and process the leads we gather through industry events.

Our strategy for winning new business includes:

•
Organic growth and expansion.  We have been successful in expanding our services into new areas of existing clients' businesses, and engaging in higher complexity work for clients who originally engaged us for more basic projects. Approximately 80% of our sales growth in the year ended March 31, 2014 and 86% of our sales growth in the year ended March 31, 2015, was generated from existing clients.

•
Referrals.  Our strong reputation, along with excellent references from existing clients, provides a healthy pipeline of engagements and contacts from new and prospective clients. Many of the new companies that have become our clients in recent years have done so as a result of referrals from client decision makers who have worked with us and subsequently changed employment.

•
Brand management, marketing and external relations activities.  We actively participate in select industry trade shows, conferences and promotional events. These enable us to demonstrate our technological solutions and platforms and interact with industry representatives, analysts and potential clients. We also have a targeted external relations strategy that includes cultivating relations with industry analysts and research firms such as Gartner, Forrester and IDC and with the media. We are increasing our investments into brand equity and develop programs that increase our brand recognition in the key geographies for our brand recognition, such as Western Europe and the United States.

During the year ended March 31, 2015 we were recognized by prominent independent technology research firms.

•
Luxoft was cited multiple times by Zinnov Management Consulting, in one of their highly regarded reports, "Global R&D Service Providers (GSPR) Rating 2014." The report listed Luxoft in the leading category of Established in the overall IT Outsourcing matrix taking into consideration, "specialization, research and development practice maturity (depth and breadth of services), innovation and intellectual property, and eco-system linkages."

•
Luxoft was also listed in the Leadership Zone for Automotive expertise, based on assessments of the Company's go-to-market strategy, niche capabilities across engineering, embedded and software services, leaderships roles in alliances, solution co-creation with customers, and most importantly practicing a formal culture of innovation.

Luxoft was referenced in the following Forrester Research reports:

•
Market Overview: Enterprise Mobile Applications Services Providers, by Liz Herbert published on September 29, 2014.

•
Find A Date To The Data Dance, by Jennifer Belissent published on November 21, 2014.

•
Market Overview: Agile Development Service Providers, by Wolfgang Benkel and Diego Lo Giudice, published on December 8, 2014.

•
Webinar: Scaling Agile Development: How Do You Source Services And From Whom? By Wolfgang Benkel and Diego Lo Giudice, published on February 18, 2015.

Our successful track record of delivering innovative services has resulted in a number of industry recognitions, some of which include:

•
In 2014 Luxoft received the Outsourcing Excellence Award together with Ford Motor Company in the category Most Innovative. The Outsourcing Center in Dallas, TX, presents excellence awards annually to recognize the World's Best Outsourcing Arrangements. In 2014 the awards were granted to the top 12 Global Winning Outsourcing Partnerships that enabled buyers to support their strategic growth initiatives.

•
Luxoft was ranked #18 by the International Association of Outsourcing Professionals ("IAOP") among the 100 Leading Global Outsourcing Service Providers of 2014. In addition, Luxoft is featured in the following 2014 Sub Lists: Best 20 Leaders—Financial Services (Banking, Markets); Best 20 Leaders—Technology (Hardware & Software); Best 20 Leaders—Telecommunications; Best 20 Leaders—Industry-Specific Services; Best 20 Leaders—Information/Comm. Technology Services; Best 20 Leaders—Research & Development Services; Best 5 Leaders—Employees in Eastern Europe; Best 20 Leaders in US; Best 20 Leaders in UK; Best 20 Leaders in Western Europe; Top List Climbers Year to Year.

•
Luxoft's reference design platform for in-vehicle user experience (UX), AllView, was recognized for "HMI Design Innovation"at we.CONECT's CAR HMi Concepts and Systems 2014 Congress, which took place in Berlin, Germany. Luxoft was honored with second place after Volkswagen. Luxoft was the only IT services company to be recognized.

•
Luxoft was named for the 4th time to the Annual FinTech 100 list. In 2014 Luxoft was ranked #49 in the 'Top 100' for technology providers used by financial services companies worldwide.

•
Luxoft was included into Software Magazine's Software 500 ranking of the world's largest software and service providers, now in its 32nd year. This is Luxoft's fourth year of inclusion with a current ranking of 168.

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

Additionally, our three training centers in Russia, three in Ukraine, one in Romania, one in Bulgaria and two in Poland conduct more than 1,000 training courses per year and host over 6,900 specialists (including our personnel and external students) for general training courses and client-specific education programs. We typically conduct between 43 and 99 resident training sessions per month with an average of 12 students per group, and fulfill an additional 900 training requests per month via our e-learning system. Additionally, during the year ended March 31, 2015 we completed 1,900 four-month foreign language training requests for English and Polish, as well as 120 month-long foreign language training requests using our e-learning tool. Our training program delivers different professional competencies; including disciplines rarely covered by university curriculums, such as system analysis, system architecture and project management.

Each new hire is placed on a probation period for up to six months. During this time, new hires become part of a mentoring, monitoring, coaching and motivational program. Each IT professional is assigned to a People Manager, who is responsible for project evaluation, performance appraisal and planning of professional development of the new hire. Additionally, each IT professional undergoes a performance appraisal session at least once a year to measure technical performance, teamwork skills and possession of the core competencies required for his or her respective role within the Company.

Recruitment and retention

We believe our Company's culture and reputation, along with the talent in the regions in which we operate, enhances our ability to recruit and retain sought after IT professionals. As of March 31, 2015, we had a dedicated human resources staff of over 264 people including 174 recruiters and researchers. We have compiled a database of over 320,000 IT specialists who have experience and specific skills relevant to our business. Our database, along with our referral program, has accounted for 38% of all new hires in the year ended March 31, 2014. During the year ended March 31, 2015, we hired on average more than 322 IT professionals each month.

Our candidates come from a variety of sources, including external referrals, our regional network, our internal database and public sources. As of March 31, 2015, approximately 72% of our personnel had more than five years of industry experience and over 80% of our personnel hold Master's degrees (or Master's degree equivalents) or higher.

In order to keep our attrition rate low, we focus on retaining our personnel through mandatory monthly evaluation reports, an employee rotation program and a targeted approach to enable different career opportunities within the Company. We motivate and promote key personnel through our High Performers Club, which identifies personnel with strong management potential and offers them additional training as well as direct interaction with top management. We also offer executive training programs, corporate MBA programs and executive leadership programs at top schools including the University of Pennsylvania, Harvard University, Stanford University and Massachusetts Institute of Technology, in which several of our top managers have already participated.

Competition

The markets in which we compete are changing rapidly and we face competition from global and Asia-based IT services providers as well as local providers based in CEE. We believe that the principal competitive factors in our business include breadth and depth of service offerings, technical expertise and industry knowledge, reputation and track record for high-quality and on-time delivery of work, effective personnel recruiting, training and retention, responsiveness to clients' business needs, ability to scale, financial stability and price. Our industry is split between low-cost vendors that provide inexpensive, commoditized services and high-cost vendors that provide specialized and complex services at a premium cost. Our ability to provide complex, customized services at competitive cost has positioned us between these two classes of vendors.

We face competition primarily from:

•
IT outsourcing service providers in India, such as Cognizant Technology and Infosys;

•
Global multinational consulting and outsourcing firms such as Accenture, Capgemini and CSC;

•
Local CEE technology outsourcing IT service providers such as EPAM; and

•
In-house IT departments of our clients and potential clients.

Although we do not often compete for engagements with providers in Brazil, China, Israel or Mexico, we may experience competition from vendors in these countries in the future. We believe that we have a strong competitive position in the market for complex software outsourcing and custom application development based on third-party industry rankings and client feedback. We believe our focus on complex software product development services, our skilled technical personnel base and continuous improvement of process methodologies, applications and platforms positions us to compete effectively in the future. Furthermore, we believe that the barriers to entry into our niche segment are relatively high, as new entrants must secure substantial amounts of financial and high-quality human resources to provide adequate services, flexibility and scale to compete for a comparable client base. See "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We operate in a highly competitive environment and may not be able to compete successfully."

Intellectual property rights

We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. In addition, our intellectual property is protected under a number of international conventions. Russia, Ukraine, Romania, Poland and the United States are participants to the Berne Convention for the Protection of Literary Artistic Works and the Stockholm Convention establishing the World Intellectual Property Organization. Russia, Ukraine and the United States participate in the Universal Copyright Convention adopted under the Geneva Convention; and the United States, Ukraine and Romania participate in WTO agreements including the Agreement on Trade-Related Aspects of Intellectual Property Rights and ITA. We also rely on local civil legislation to protect our intellectual property rights.

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

If requested by clients, we may incorporate third-party software into our software development for clients. In these cases, we acquire all necessary licenses for such software once we reach a preliminary agreement with clients. Intellectual property rights for such third-party software are always subject to separate license agreements with third parties. We are in the process of developing our own intellectual property rights for products which we are planning to sell to end users based on license agreements with end users. Recently we have acquired intellectual property rights for the Horizon software from one of our financial services clients that we are planning to sell to other end users. See "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We may be subject to third-party claims of intellectual property infringement that could be time-consuming and costly to defend."

Government legislation and regulation

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several government agencies in the United States and abroad, especially in CEE countries, regulate various aspects of our business. See the following risk factors in "ITEM 3. Key Information—D. Risk Factors" for more information on regulation material to our business, financial condition and results of operations:

•
"—Risks Relating to Our Business and Our Industry—Our international operations involve risks that could increase our expenses, adversely affect our operations and require increased time and attention from our management."

•
"—Risks Relating to Our Business and Our Industry—Our effective tax rate could be materially adversely affected by a number of factors."

•
"—Risks related to conducting business in CEE countries—Loss of certain tax benefits that we enjoy in Russia and Ukraine could have a negative impact on our operating results and profitability."

•
"—Risks related to conducting business in CEE countries—Changes in the tax system in CEE countries or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition and results of operations."

•
"—Risks related to conducting business in CEE countries—Selective or arbitrary government action resulting from uncertain application of commercial laws and regulations in CEE countries could materially adversely affect our business and operations."

•
"—Risks related to conducting business in CEE countries—The legal and tax systems in CEE countries can create an uncertain environment for business activity, which could materially and adversely affect our business and operations in the CEE."

•
"—Risks related to conducting business in CEE countries—Recent changes in the Ukrainian tax code could have a material adverse effect on our financial condition and results of operations."

•
"—Risks related to conducting business in CEE countries—Recent Russian tax legislation and decisions by Russian courts on tax matters could have a material adverse effect on our business, and could subject us to fines, penalties, additional taxes or uncertain and costly litigation."

•
"—Risks related to conducting business in CEE countries—A new de-offshorization law in Russia as well as related Russian draft legislation may have a material adverse impact on our operations."

•
"—Risks related to conducting business in CEE countries—We may be exposed to liability for actions taken by our subsidiaries."

•
"—Risks related to conducting business in CEE countries—Our CEE subsidiaries can be forced into liquidation on the basis of formal non-compliance with certain legal requirements."

•
"—Risks related to conducting business in CEE countries—Our subsidiaries established outside of Russia may be exposed to taxation in Russia."

•
"—Risks related to conducting business in CEE countries—Additional recent legislative developments in Russia may have a material adverse effect on our operations there."

•
"—Risks related to conducting business in CEE countries—Impending amendments to Russia's Civil Code governing legal entities, obligations and contracts could create obstacles for us in negotiating and entering into contracts and in enforcing our contractual rights based on new legal concepts with little local application."

We also benefit from tax incentives promulgated by certain Eastern European governments. See "ITEM 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Income Taxes."

Seasonal trends in operations

Our business is moderately seasonal and our results of operations vary from quarter to quarter based in part upon the budget and work cycles of our clients. Our operating results are typically lower in the first fiscal quarter of each year due to increases in wages and other costs that typically occur in the beginning of each fiscal year. For more information, see "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Quarterly results of operations and seasonality."

Legal proceedings

See "ITEM 8. Financial Information—Legal proceedings."

C.  Organizational Structure

As of March 31, 2015, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Entity	Jurisdiction of Incorporation	Percentage Ownership
Luxoft International Company Limited	Cyprus	100%
Luxoft UK Limited	United Kingdom	100%
Excelian Limited	United Kingdom	100%
Luxoft USA, Inc.	United States	100%
Radius, Inc.	United States	100%
Excelian Inc.	United States	100%
Luxoft Canada LTD.	Canada	100%
Excelian (Canada) Limited	Canada	100%
Luxoft Eastern Europe Ltd.	British Virgin Islands	100%
Luxoft Mexico S.A. de C.V.	Mexico	100%
Luxoft Singapore PTE. LTD.	Singapore	100%
Luxoft Poland sp.z.o.o.	Poland	100%
Luxoft GmbH	Germany	100%
Luxoft (Switzerland) GmbH	Switzerland	100%
Luxoft Global Operations GmbH	Switzerland	100%
Luxoft Vietnam Company Ltd.	Vietnam	100%
Luxoft Bulgaria EOOD	Bulgaria	100%
Luxoft Professional Romania S.R.L.	Romania	100%
Software ITC S.A.	Romania	99.44%
Luxoft Services, LLC	Russia	100%
Luxoft Professional, LLC	Russia	100%
Luxoft Research, LLC	Russia	100%
Luxoft Dubna, LLC	Russia	100%
Luxoft Training Center	Russia	100%
Luxoft Ukraine LLC	Ukraine	100%

D.  Property, Plants and Equipment

Facilities

We currently occupy 27 facilities across 15 countries, totaling 87,644 square meters of office space. As of March 31, 2015 we had the capacity for 10,528 workplaces, which leaves us with a 32.63% reserve for growth. We lease all of our facilities except for one building in Romania, which we acquired as part of our acquisition of ITC Networks in 2008.

The following table sets forth our office locations and the number of personnel at each office as of March 31, 2015, excluding all on-site personnel and any personnel on long-term leave.

Location	Total square meters	Personnel	Principal Use
Kiev, Ukraine	25,266	2,470	Delivery center
Moscow, Russia	9,602	1,006	Delivery center; sales & marketing
Bucharest, Romania	13,436	1,158	Delivery center
Omsk, Russia	5,549	483	Delivery center
Odessa, Ukraine	6,749	563	Delivery center
St. Petersburg, Russia	6,946	583	Delivery center
Dnepropetrovsk, Ukraine	4,186	493	Delivery center
Krakow, Poland	4,694	146	Delivery center
Wroclaw, Poland	1,351	89	Delivery center
Hertfordshire, United Kingdom	537	23	Delivery center; sales & marketing
Ho Chi Minh City, Vietnam	574	70	Delivery center
Dubna, Russia	505	49	Delivery center
New York, U.S.A	476	15	Delivery center
Bellevue, U.S.A	172	5	Delivery center, sales & marketing
Menlo Park, U.S.A	99	5	Sales & marketing
Detroit, U.S.A	55	1	Sales & marketing
Kirkland, U.S.A	478	70	Delivery center
Nicosia, Cyprus	84	1	Sales & marketing
Zug, Switzerland	555	18	Operational headquarters
Frankfurt am Main, Germany	10	1	Delivery center
Leinfelden-Echterdingen, Germany	1,272	62	Delivery center; sales & marketing
London, United Kingdom	830	129	Delivery center; sales & marketing
Sofia, Bulgaria	2,986	120	Delivery center
Guadalajara, Mexico	754	9	Delivery center
Toronto, Canada	15	—	Sales & marketing
Cape Town, South Africa	315	17	Delivery center
Sydney, Australia	148	4	Delivery center
Total	87,644	7,590

ITEM 4A.    Unresolved Staff Comments

None.

ITEM 5.    Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled "ITEM 3. Key Information—A. Selected Financial Data" and the consolidated financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "ITEM 3. Key Information—D. Risk Factors" of this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

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

•
Client concentration:  In the year ended March 31, 2015, 66.5% of our sales were derived from clients in the financial services industry. We believe we will continue to have similar levels of revenue concentration in the financial services industry in the near term. The developments in this industry that impact the demand for software development services and solutions are likely to have a greater impact on us than on competitors, who do not have a similarly high level of revenue concentration in this vertical. Furthermore, we have a high degree of client concentration and our top five clients represented an aggregate of 71.9% of our sales in the year ended March 31, 2015. We believe that the financial services industry will remain one of the most significant sources of demand for IT services in the near term, driven by ongoing pressure to restore growth and improve profitability, industry-wide regulatory reforms, requirements to increase transparency and manage risk exposure, as well as the adoption of new technologies such as cloud computing, mobile and data analytics. We believe that the financial industry's strong reliance on IT outsourcing services and the mission critical nature of the services we provide for key clients within the financial industry, such as Deutsche Bank and UBS, reduce the risks we face from client concentration.

•
Foreign currency fluctuation:  We operate in a multi-currency environment, and exchange rate fluctuations, especially between the ruble and the U.S. dollar, impact our cost of services and therefore our results of operations. Our sales are largely denominated in U.S. dollars and euros, and, to a lesser extent, in rubles and British pounds, whereas our expenses are largely denominated in U.S. dollars, Russian rubles, Romanian leu and Polish złoty. As a result, currency fluctuations, and especially the appreciation of the ruble relative to the U.S. dollar and the depreciation of the euro relative to U.S. dollar, could negatively impact our results of operations.

•
Migration from time-and-materials contracts to fixed price contracts:  We have increased the proportion of services that we perform on a fixed price basis versus on a time-and-materials basis. Fixed price contracts often allow us more freedom in allocating our internal resources and we are better able to control our costs compared to time-and-materials contracts.

•
Inflation in CEE:  Our results of operations are affected by inflation rates in CEE because our expenses are largely denominated in rubles and, to a lesser extent, other CEE currencies, such as Romanian leu and Polish złoty. If we are unable to increase our revenues in line with our costs in CEE, it could have a material effect upon our results of operations and financial condition. See "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations."

•
Tax reduction programs:  Russia's social contributions tax is a mandatory tax consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Security Fund and the Federal Medical Insurance Fund. The social contributions tax rate varies depending on the employer's beneficial status and the status of a particular employee (such as a foreign citizen or Russian citizen). An employer may be required to pay up to 22.0% to the Pension Fund, up to 2.9% to the Social Security Fund, up to 5.1% to the Federal Medical Insurance Fund, and between 0.2% and 8.5% for accident insurance. Mandatory social contributions are payable by employers and are levied on (i) payments made to Russian and foreign citizens who reside in Russia permanently or temporarily (those who have residence permits or permission to temporarily reside in Russia) at general rates; and (ii) payments made to foreign citizens temporarily staying in Russia, such as on a work visa, except where the foreign citizen is employed by a Russian company or Russian branch of a foreign companies and has obtained a work permit as a "highly qualified specialist." In addition, mandatory accident insurance contributions are assessed on a gross payroll of all Russia-based employees. In Russia, we benefit from a reduced social contributions tax rate program available to qualified IT service providers complying with certain conditions set out in the Russian law, under which the applicable tax rate is currently 14% in the aggregate. However, the reduced tax rates for social contributions payable by qualified IT service providers are only available until December 31, 2017, after which it is expected that the social contributions tax rates will gradually increase to 21.0% in the aggregate in 2018 and 28.0% in the aggregate in 2019, until becoming equal with the rates for non-qualified companies in 2020.

•
Corporate income tax increase as a result of restructuring and recent acquisitions:  In the year ended March 31, 2015, we completed an internal legal restructuring to better align our legal and operating structures and also acquired two companies in the UK and U.S. We expect these transactions to result in an increase in our effective tax rate this fiscal year and beyond.

As we continue to grow our business, we plan to introduce new products for resale and licensing. We have limited experience to date in developing products for resale and licensing, and have not generated significant revenues from the sale of products. We expect the development of new products to increase our R&D costs in the near and medium term. However, we intend to grow our revenues in the medium and long term from the sale of our products. See "ITEM 3. Key Information—D. Risk Factors—Risks Related to our business and our industry—Our future revenue growth depends in part on our ability to successfully introduce new products."

Acquisitions

We completed the following acquisitions during the year ended March 31, 2015.

Acquisition of Excelian Limited

On February 17, 2015, Luxoft Global Operations GmbH, a wholly-owned Swiss subsidiary of the Company ("LGO"), entered into an agreement for the sale and purchase of the entire share capital (the "Owner Purchase Agreement") of Excelian Limited ("Excelian"), a private company limited by shares incorporated in England and Wales, with the stockholders of Excelian (the "Excelian Sellers"). LGO also entered into separate purchase agreements (collectively, the "Option Holder Purchase Agreements" and together with the Owner Purchase Agreement, the "Excelian Purchase Agreements") with several holders of options in Excelian (collectively, the "Option Holders") for the exercise of the options and the sale of the shares held by the Option Holders to LGO. These transactions closed on February 17 and 18, 2015. Pursuant to the Excelian Purchase Agreements, LGO agreed, on the terms and subject to the conditions of the Excelian Purchase Agreements, to purchase from the Excelian Sellers and the Option Holders all of the issued and outstanding ordinary shares of Excelian for the aggregate consideration payable by the Company of £13.4 million or approximately $20.5 million at the then-current exchange rate of £1=$1.5291.

Additionally, certain managers of Excelian were offered after the closing a special class of ordinary shares of Excelian bearing a put right exercisable over three years in annual installments, each of one-third of the class of shares. The put consideration for these special shares is based on specified EBITDA margin and revenue targets to be achieved by Excelian for its financial years ending December 31, 2015, 2016 and 2017. As currently proposed, in the event that Excelian achieves certain EBITDA margin and revenue targets for its 2015, 2016 and 2017 financial years, as specified in the final documentation for the special shares, upon exercise of the put right by the holders, Excelian would pay the holders an aggregate amount of up to £5.5 million or approximately $8.4 million at the exchange rate of £1=$1.5291.

Excelian is a systems integrator and technology consulting company specializing in trading and risk management software for the financial services and commodities markets. The acquisition added over 200 IT professionals to our talent pool and gave us access to new categories of customers such as commodities operators, insurance companies and second tier banks. It also expanded our geographical reach to Australia, South Africa and additional locations in Western Europe and Canada.

Acquisition of Radius Inc.

On October 3, 2014, Luxoft USA, a U.S. subsidiary of the Company, completed its acquisition of Radius Inc. ("Radius"), a Washington corporation specializing in delivering IoT enterprise solutions across mobile, cloud, data and application programming interface technologies, pursuant to a Stock Purchase Agreement dated October 3, 2014 by and among Luxoft USA and the stockholders of Radius (collectively, the "Radius Sellers").

The Radius acquisition added over 100 IT professionals to our headcount and enhanced our capabilities in the IoT practice. It also expanded our list of non-financial HPAs.

Pursuant to the stock purchase agreement, Luxoft USA agreed to purchase from the Radius Sellers all of the issued and outstanding shares of common stock of Radius for an initial payment of $19.8 million, of which $7.92 million was paid at closing and $1.98 million in April 2015 after the financial results for the 2014 fiscal year became available. Payment of the balance of the initial payment will be made in two equal installments following the delivery of financial statements by Radius for its 2015 and 2016 fiscal years. In the event that Radius achieves certain aggregate adjusted EBITDA and revenue CAGR targets for its 2014, 2015 and 2016 fiscal years, Luxoft USA agreed to pay the Radius Sellers a final payment of up to $7.9 million, provided, however, that the total consideration for the acquisition may not exceed $27.7 million. We revalue the contingent consideration payable as of the end of each financial reporting period to reflect the then-expected size of the consideration based on the likelihood of the Radius assets meeting certain performance targets. Total gain from revaluation of this consideration for the year ended March 31, 2015 amounted to $0.6 million.

Acquisition of Populus

Effective June 30, 2014, LGO entered into an agreement with Mecel AB ("Mecel"), a Swedish company and a subsidiary of Delphi Automotive Systems, LLC, a Delaware limited liability company ("Delphi"), to acquire intellectual property and related assets comprising Populus software product suite ("Populus") from Mecel. The Purchase Agreement also outlines a detailed plan for transferring the relevant knowhow and expertise from Mecel to Luxoft by October 1, 2014 which has been completed.

Pursuant to the agreement, Luxoft paid Mecel a cash purchase price for the Populus intellectual property assets consisting of (i) $1.0 million at closing and (ii) $1.0 million in November 2014 upon completion of the agreed-upon Populus knowledge transfer process and the assignment by Mecel to Luxoft of certain customer agreements not assigned at closing. Additionally, Luxoft agreed to pay up to $1.0 million during the three years following the closing, representing a portion of the operating income of the acquired Populus business and contingent on it meeting certain revenue and gross margin indicators.

Populus is a tool used by end users to design, develop and deploy user interfaces for distributed embedded systems. The acquisition allowed us to expand our HMI capabilities to accommodate application development for entry and mid-level car models, as well as for digital clusters. Additionally, this acquisition is expected to present Luxoft with licensing opportunities. Finally, having valuable Populus intellectual property assets in its portfolio is expected to enable Luxoft to enhance its competitive offering in automotive HMI, infotainment, and digital cluster design.

Our additional recent acquisitions included the ones listed below.

Purchase Agreement with Freedom Professional Services & Technologies, LLC

On February 20, 2013, Luxoft USA entered into an agreement to purchase the customer base and to hire several employees of Freedom Professional Services & Technologies LLC ("FOSS"), an IT software development and integration company. According to the agreement, Luxoft USA paid the sellers $0.9 million upon signing, $2.4 million in February 2014 and $1.7 million in February 2015, and will pay contingent cash consideration with a fair value of $2.6 million as of March 31, 2015 and 28,588 of our ordinary shares, subject to the acquired FOSS assets meeting certain revenue and gross margin targets. We revalue the contingent consideration payable as of the end of each financial reporting period to reflect the then expected size of the consideration based on the likelihood of the FOSS assets meeting certain performance targets as well as the most recent market price of our ordinary shares. Total revaluation loss for the year ended March 31, 2015 amounted to $1.1 million.

Assignment and License-Back with Deutsche Bank

On December 31, 2012, Luxoft International Company Limited ("Luxoft International") entered into an assignment and license back agreement with Deutsche Bank AG London Branch and DB Services New Jersey, Inc. (together "DB") relating to Horizon, a software product for comprehensive across-enterprise risk management and visualization, which Luxoft International helped develop for DB. Pursuant to this agreement, Luxoft International acquired the intellectual property rights to Horizon for 2.5 million Euros, and simultaneously granted DB an irrevocable, non-exclusive, license to continue to use Horizon. Under the agreement, Luxoft International is required to pay DB a royalty of 20% of the net sales revenue of Horizon to third parties during the five year period starting December 31, 2012.

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

Client locations

We present client location based on the location of the client's key decision-maker. We seek to maintain the current geographical balance of sales. Our revenue by client location has generally experienced balanced growth during the periods under review. For more information on sales by client location, see "ITEM 4. Information About Luxoft—B. Business Overview—Clients."

Industry Verticals

While financial services have historically been our largest industry vertical, we have deep expertise in each of the industry verticals we serve. We target six industry verticals within which we have maintained a relatively stable revenue mix during the periods under review. For information on sales by industry vertical, see "ITEM 4. Information About Luxoft—B. Business Overview—Our verticals."

Client concentration

We have deep and long-standing relationships with our top clients. Over the long-term, we expect client concentration from our top ten clients to decrease and a simultaneous increase in demand from other clients, as well as business from new clients. New clients for any period are defined as clients who were not on our client list as of the end of the applicable prior fiscal year. For information on sales by client, see "ITEM 4. Information About Luxoft—B. Business Overview—Clients."

Contract types

Historically, the majority of our sales have been generated under time-and-materials contracts. Under time-and-materials contracts, we are compensated for actual time incurred by our IT professionals at negotiated hourly, daily or monthly rates.

Starting in 2012, we experienced an increased demand from clients, including our two largest clients, for fixed price contracts, and responded by providing a transitional framework for our major, long-term clients to convert time-and-materials contracts into fixed price contracts. The transition of these two clients to a fixed price contract basis resulted in a significant shift in the proportion of our revenues derived from fixed price contracts. During the year ended March 31, 2015, nearly 59.0% of our sales were derived from fixed price contracts.

The transitional framework allowed the majority of converted contracts to remain in a monthly revenue recognition pattern, with a portion of those contracts transitioning to quarterly revenue recognition. This was achieved by setting milestones on a monthly and quarterly basis, with clear customer acceptance criteria that could be assessed in the end of respective periods.

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

The following table sets forth sales by contract type, by amount and as a percentage of our total sales for the periods indicated:

	Years ended March 31,
	2015		2014		2013
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
Contract type
Time-and-materials	$214,259	41.2%	$194,084	48.7%	$181,085	57.6%
Fixed price	306,289	58.8%	204,247	51.3%	133,511	42.4%

Total	$520,548	100%	$398,331	100%	$314,596	100%

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

Depreciation and amortization

Depreciation and amortization includes depreciation of property and equipment and amortization of capitalized software costs, acquired contract-based client relationships and other intangible assets. We use the straight-line method to determine depreciation and amortization.

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

Other gains/(loss), net:    Other gains, net consists of subleasing office space, operational leasing of equipment and disposal of old computer equipment.

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

Net foreign exchange income/(loss):    We enter into foreign exchange transactions as we have contracts denominated in both U.S. dollars, euros, rubles, and, to a lesser extent, Swiss francs, British pounds and other currencies. Re-measurement of monetary assets, such as receivables, denominated in foreign currencies that are different from functional currencies of the respective subsidiaries, result in and are recorded as net foreign exchange income/(loss).

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

Non-GAAP Financial measures

In our quarterly press releases we discuss several key measures that are not calculated in accordance with U.S. generally accepted principles. These measures include:

•
operating income, as reported in our consolidated and condensed statements of comprehensive income, adjusted for certain income and expenses, which is referred to as "non-GAAP operating income";

•
income from continuing operations, as reported in our consolidated and condensed statements of comprehensive income, adjusted for certain income and expenses, which is referred to as "non-GAAP net income";

•
earnings before interest, tax, depreciation and amortization (EBITDA) adjusted for certain income and expenses which is referred to as "adjusted EBITDA"; and

•
non-GAAP net income divided by weighted average number of diluted shares, which is referred to as "non-GAAP diluted earnings per share" ("EPS").

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

	For the years ended March 31,
	2015	2014	2013
	(in thousands)
Net income	$63,149	$51,230	$37,537

Adjusted for:
Interest Expense	543	1,508	1,277
Income tax	9,828	4,706	3,645
Depreciation and Amortization	16,834	12,944	8,981

EBITDA	$90,354	$70,388	$51,440
Adjusted for
Stock based compensation	5,783	1,418	5,460
Change in fair value of contingent consideration	1,166	922	—
Acquisition related costs	1,503	—	—

Adjusted EBITDA	$98,806	$72,728	$56,900

Operating Income	$79,636	$58,982	$43,147
Adjusted for
Stock based compensation	5,783	1,418	5,460
Amortization of purchased Intangible assets	5,103	2,564	1,287
Change in fair value of contingent consideration	1,166	922	—
Acquisition related costs	1,503	—	—

Non-GAAP operating income	93,191	63,886	49,894

Non-GAAP operating income as a percentage of revenues	17.90%	16.04%	15.86%
Income from continuing operations	$63,149	$51,230	$37,537
Adjusted for
Stock based compensation	5,783	1,418	5,460
Amortization of purchased Intangible assets	4,105	2,564	1,287
Change in fair value of contingent consideration	1,010	922	—
Acquisition related costs	1,331	—	—

Non-GAAP net income	$75,378	$56,134	$44,284

Non-GAAP net income as a percentage of revenues	14.48%	14.09%	14.08%

Non-GAAP diluted EPS	$2.28	$1.74	$1.46

Stock based compensation is excluded from our non-GAAP financial measures, because we believe such exclusion results in a more accurate comparison among the periods.

Change in fair value of contingent consideration is also excluded from our non-GAAP financial measures, because we believe these expenses are not indicative of what we consider to be normal course of operations.

Amortization of purchased intangible assets is excluded from our non-GAAP measures to allow management to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination.

Acquisition related costs are excluded because they vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency and therefore may not be indicative of the size and volume of future costs.

Results of operations

The following tables set forth our results of operations for the periods presented and as a percentage of sales of services for those periods.

	For the years ended March 31,
	2015	2014	2013
	(in thousands)
Sales of services	$520,548	$398,331	$314,596
Operating expenses
Cost of services (exclusive of depreciation and amortization)	293,960	229,537	185,557
Selling, general and administrative expenses	128,952	95,946	76,911
Depreciation and amortization	16,834	12,944	8,981
Loss from revaluation of contingent liability	1,166	922	—

Operating income	$79,636	$58,982	$43,147

Other income and expenses
Interest expense, net	(543)	(1,508)	(1,277)
Other gain (loss), net	1,430	557	(1)
Gain (loss) from foreign currency exchange contract	1,321	(1,134)	(621)
Net foreign exchange loss	(8,867)	(961)	(66)

Income before income taxes	72,977	55,936	41,182
Income tax expense	(9,828)	(4,706)	(3,645)

Net income	$63,149	$51,230	$37,537
Net income attributable to the non-controlling interest	—	—	—

Net income attributable to the Group	$63,149	$51,230	$37,537

Other comprehensive income, net of tax
Foreign currency translation adjustment	(47)	1,118	(1,514)
Unrecognized actuarial loss	(378)	—	—

Comprehensive income	$62,724	$52,348	$36,023
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—

Comprehensive income attributable to the Group	$62,724	$52,348	$36,023

Year ended March 31, 2015 compared to year ended March 31, 2014

Sales of services

Sales of services increased by $122.2 million, or 30.7%, to $520.5 million in the year ended March 31, 2015 from $398.3 million in the year ended March 31, 2014. The growth in sales of services resulted primarily from increased sales to existing clients. The growth in sales of services was supported by the expansion of services performed for clients across our largest verticals, including financial services, automotive and transport and technology. Sales to existing clients accounted for 85.9% of the increase in sales of services for the year ended March 31, 2015, while sales to new clients accounted for 13.7% of the increase. Sales of services to new clients represented 4.5% of total sales in the year ended March 31, 2015, as compared to 1.7% of total sales in the year ended March 31, 2014. Non-core sales accounted for 0.5% of total sales in the years ended March 31, 2015 and 2014. To support our growing sales, we increased the number of our IT professionals to 7,850 as of March 31, 2015, from 6,366 IT professionals as of March 31, 2014.

Operating expenses

Cost of services

Cost of services increased by $64.5 million, or 28.1%, to $294.0 million in the year ended March 31, 2015 from $229.5 million in the year ended March 31, 2014. The increase was attributable primarily to the growth of personnel expenses directly attributable to client projects.

Cost of services also increased as a result of an increased number of IT professionals as well as wage inflation for project delivery personnel. As a percentage of sales, Cost of services decreased to 56.5% for the year ended March 31, 2015, from 57.6% in the year ended March 31, 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $33.1 million, or 34.5%, to $129 million in the year ended March 31, 2015 from $95.9 million in the year ended March 31, 2014. As a percentage of sales, selling, general and administrative expenses increased to 24.8% for the year ended March 31, 2015, from 24.1% in the year ended March 31, 2014. This increase was attributable to a number of factors, including acquisition related expenses and new stock option plan implemented in December 2014. All major types of general and administrative expenses experienced growth in the year ended March 31, 2015. Payroll and bonuses expenses with payroll taxes (excluding share-based compensation) increased by $11.3 million from $48.8 million in the year ended March 31, 2014 to $60.1 million in the year ended March 31, 2015. Share-based compensation increased by $4.4 million from $1.4 million in the year ended March 31, 2014 to $5.8 million in the year ended March 31, 2015. General and administrative expenses also increased because of an increase in office rent and maintenance expenses by $4.1 million to $29.0 million for the year ended March 31, 2015 from $24.9 million for the year ended March 31, 2014, due to the rental of new facilities to accommodate increasing headcount. Expenses for professional services, including the outsourcing of administrative functions, auditing, legal and consulting services as well as non-billable independent contractors, increased by $8.8 million from $14.1 million in the year ended March 31, 2014 to $22.9 million in the year ended March 31, 2015. During year ended March 31, 2015 we incurred costs related to acquisitions of new businesses. No similar expenses were incurred in the year ended March 31, 2014.

Depreciation and amortization

Depreciation and amortization increased by $3.9 million, or 30.1%, to $16.8 million in the year ended March 31, 2015 from $12.9 million in the year ended March 31, 2014. The increase was attributable primarily to amortization of customer relationships and to depreciation of a greater number of fixed assets resulting from purchases of new IT equipment, leasehold improvements and software licenses. As a percentage of sales, Depreciation and amortization remained at the same level of 3.2% for the year ended March 31, 2015 compared to the year ended March 31, 2014.

Operating income

Operating income increased by $20.6 million, or 34.9%, to $79.6 million in the year ended March 31, 2015 from $59.0 million in the year ended March 31, 2014. As a percentage of sales, operating income increased to 15.3% for the year ended March 31, 2015, from 14.8% in the year ended March 31, 2014.

Operating income increased in absolute terms and as a percentage of sales from our previous fiscal year mainly due to combined effect of revenue growth and efficient management of our costs of services partially offset by an increase in general and administrative expenses due to wage inflation, share-based compensation and one-off costs related to the acquisitions of new businesses.

Other income and expenses

Interest expense, net

Interest expense decreased by $1.0 million, or 66.3%, to $0.5 million in the year ended March 31, 2015 from $1.5 million in the year ended March 31, 2014. The decrease was due to the repayment of all our previously obtained loans, with only one loan from acquired subsidiary remaining outstanding as of March 31, 2015.

Other gain/(loss), net

Other gains increased by $0.8 million from $0.6 million in the year ended March 31, 2014 to $1.4 million in the year ended March 31, 2015. This increase is mainly attributable to income from operating leases of IT equipment in one of our subsidiaries.

Gain/(loss) from foreign currency exchange contracts

Gain/(loss) from foreign currency exchange contracts changed by $2.4 million from a loss of $1.1 million in the year ended March 31, 2014 to a gain of $1.3 million in the year ended March 31, 2015 mainly due to gains realized on several euro/U.S. dollar forward contracts.

Net foreign exchange loss

Net foreign exchange loss increased by $7.9 million from $1.0 million in the year ended March 31, 2014 $8.9 million in the year ended March 31, 2015. The loss in the year ended March 31, 2015 was driven primarily by the depreciation of the euro against the U.S. dollar, which resulted in losses from our euro-denominated receivables. Also, in the year ended March 31, 2015, the ruble depreciated significantly against the U.S. dollar, which affected adversely our Ruble denominated receivables.

Income from continuing operations before income taxes

Income from continuing operations before income taxes increased by $17.1 million, or 30.6%, to $73.0 million in the year ended March 31, 2015 from $55.9 million in the year ended March 31, 2014 and remained flat as a percentage of sales at 14.0% in both years under review.

Income tax expense

Income tax expense increased by $5.1 million, or 108.4%, to $9.8 million in the year ended March 31, 2015 from $4.7 million in the year ended March 31, 2014. The increase was attributable primarily to an increase in taxable profits in Switzerland, Russia, Romania and U.S. Our effective income tax rate increased to 13.5% of income from continuing operations before income taxes in the year ended March 31, 2015, from 8.4% in the year ended March 31, 2014.

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

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $19.1 million, or 24.8%, to $96.0 million in the year ended March 31, 2014 from $76.9 million in the year ended March 31, 2013. As a percentage of sales, selling, general and administrative expenses decreased from 24.4% of sales for the year ended March 31, 2013 to 24.1% of sales for the year ended March 31, 2014. All major types of general and administrative expenses experienced growth in the year ended March 31, 2014 except for Share based compensation which decreased by $4.1 million from $5.5 million in the year ended March 31, 2013, to $1.4 million in the year ended March 31, 2014. This decrease is explained by reversal of performance related part of SOP II program in the amount of $1.7 million and the end of SOP I program in March 2013. Payroll and bonuses expenses with payroll taxes (excluding share-based compensation) increased by $9.3 million, from $39.4 million for the year ended March 31, 2013 to $48.7 million for the year ended March 31, 2014. General and administrative expenses increased because of an increase in office rent and maintenance expenses by $4.2 million to $24.9 million for the year ended March 31, 2014 from $20.7 million for the year ended March 31, 2013, due to the leases of new facilities to accommodate increased headcount. Expenses for professional services, including the outsourcing of administrative functions, auditing, legal and consulting services, increased by $7 million to $14.1 million for the year ended March 31, 2014 from $7.1 million for the year ended March 31, 2013.

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

Quarterly results of operations and seasonality

Our business is moderately seasonal and our results of operations vary from quarter to quarter based in part upon the budget and work cycles of our clients. Our operating results are typically lower in the first fiscal quarter of each year due to increases in wages and other costs that typically occur in the beginning of each fiscal year. The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from April 1, 2013 to March 31, 2015.

	Three Months Ended
	March 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	March 31, 2014	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013
	(in thousands)
Consolidated statements of comprehensive income:
Sales of services	$137,352	$145,754	$125,140	$112,302	$106,281	$110,621	$97,658	$83,771
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	82,056	76,728	69,527	65,649	62,705	62,669	55,134	49,029
Selling, general and administrative expenses	35,340	34,110	30,897	28,605	27,360	24,165	23,501	20,920
Depreciation and amortization	5,084	4,305	3,796	3,649	3,552	3,457	3,038	2,897
Loss from revaluation of contingent liability	170	389	281	326	13	181	728	—

Operating income	14,702	30,222	20,639	14,073	12,651	20,149	15,257	10,925
Interest expense, net	(30)	(123)	(131)	(259)	(309)	(392)	(426)	(381)
Other gain/(loss), net	243	366	388	433	408	232	(114)	31
Gain/(loss) from foreign currency exchange contracts	—	71	1,085	165	(817)	(109)	(301)	93
Net foreign exchange gain/(loss)	(5,144)	(1,109)	(2,220)	(394)	(341)	(361)	11	(270)

Income from continuing operations before income taxes	9,771	29,427	19,761	14,018	11,592	19,519	14,427	10,398
Income tax expense	(729)	(5,495)	(2,163)	(1,441)	(1,190)	(1,809)	(1,123)	(584)

Net income	9,042	23,932	17,598	12,577	10,402	17,710	13,304	9,814
Less: Net loss attributable to the non-controlling interest	—	—	—	—	—	—	—	—

Net income attributable to the Group	9,042	23,932	17,598	12,577	$10,402	$17,710	$13,304	$9,814

B.  Liquidity and Capital Resources

Our cash requirements have principally been driven by working capital requirements and capital expenditures. Our working capital requirements are, in turn, generally driven by the growth in our business and the impact on our cash flows arising out of the difference in timing between when our payment obligations arise and when we receive payment from clients. We fund working capital primarily from cash flows provided by our operating activities, our short term credit facilities, cash and cash equivalents on hand. Our average time for collecting receivables, which include trade receivables, unbilled revenue and deferred revenue balances, decreased to 81 days for the year ended March 31, 2015, from 83 days for the year ended March 31, 2014, mainly due to increased efficiency of our collecting cycle.

We believe that, based on our current business plan, our cash and cash equivalents on hand, cash from operations and borrowings available to us will be adequate to meet our working capital, capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements.

Credit facilities

On November 28, 2012, the Group entered into full recourse receivable purchase facility agreement with Deutsche Bank AG London Branch for the total amount up to $15.0 million. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR/EURIBOR/PLNWIBOR for the relevant purchase term (30/60 days) plus a margin of 4%, plus handling fees. The loan is guaranteed by IBS Group, Luxoft USA, Luxoft UK, Luxoft GmbH, Luxoft Poland and Luxoft International. There was no outstanding amount as of March 31, 2015 under this agreement.

Excelian Ltd, which was acquired on February 17, 2015, uses an invoice discounting facility of up to £3 million provided by Royal Bank of Scotland. Under this arrangement Excelian can assign certain receivables in exchange for cash less a discount based of 1.90% per annum. The outstanding amount was $0.8 million as of March 31, 2015.

On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement of up to $10.0 million with BNP Paribas Dublin Branch. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR for the relevant purchase term (30/60 days) plus 3.0% per annum. On November 27, 2013, BNP Paribas increased the amount of credit limit available to the Company to $25.0 million. There was no outstanding amount as of March 31, 2015 under this agreement.

On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GMBH entered into an uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5.0 million. This agreement is a continuing agreement and remains in full effect subject to its terms until 30 days after the bank`s receipt of written notice of termination from the borrower's agent. Under this agreement the borrower can use pre- or post-shipment advance. The interest rate for pre-shipment is LIBOR plus 2.0% p.a. and the interest rate for post-shipment is LIBOR plus 1.25% p.a. There was no outstanding amount as of March 31, 2015 under this agreement.

Overdraft facilities

On December 16, 2009, Luxoft International entered into an overdraft facility agreement with Amsterdam Trade Bank, N.V. ("Amsterdam Trade Bank") for up to $1.6 million, which was later amended to increase the overdraft facility to up to $2.0 million. On July 20, 2012, Luxoft International renewed the overdraft facility agreement with Amsterdam Trade Bank for $2.0 million. As of March 31, 2015, this facility had not been drawn down. The overdraft facility bears interest at a rate of 6.0% per annum, paid monthly. Initially the overdraft facility was guaranteed by IBS Group. On February 5, 2014 the guarantor was replaced by Luxoft Holding, Inc. The maturity date of the overdraft facility is July 20, 2015.

On December 20, 2010, Luxoft Professional, LLC entered into an overdraft facility agreement with Deutsche Bank Ltd for 1.2 million euros, which was subsequently increased to 3.0 million euros. The overdraft facility bears interest at a rate of EONIA overnight interest rate +5.5% per annum, paid monthly. The overdraft facility was secured by IBS Group for up to 4.0 million euros until the guarantee replacement was effected on May 27, 2014 for up to 3.3 million euros, with the current guarantee provided by Luxoft Holding, Inc. The maturity date on the overdraft facility was December 18, 2014.

On October 25, 2012, Luxoft Professional, LLC entered into an overdraft facility agreement with ZAO CITIBANK for $3.0 million. As of March 31, 2015, this facility has not been drawn down. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc.

On November 12, 2013, Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO CITIBANK for $1.0 million. As of March 31, 2015, this facility has not been drawn down. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.00% per annum overnight interest rate paid monthly. The maturity date on the overdraft facility is November 12, 2015. The overdraft facility is guaranteed by Luxoft Holding, Inc. and Luxoft Professional, LLC.

Cash flows

The following table presents the major components of net cash flows for the years ended March 31, 2015, 2014 and 2013.

	Years ended March 31,
	2015	2014	2013
	(in thousands)
Net cash flow provided by operating activities	$75,369	$51,378	$35,248
Net cash used in investing activities	(42,280)	(19,133)	(16,118)
Net cash used in financing activities	$(21,086)	$871	$(21,098)

Net cash provided by operating activities

Net cash provided by operating activities increased by $24.0 million to $75.4 million in the year ended March 31, 2015, from $51.4 million in the year ended March 31, 2014. The increase in cash flows from operating activities was attributable primarily to higher net income from continuing operations, adjusted for stock based compensation which increased by $16.3 million, from $52.6 million to $68.9 million. Also, operating cash flows benefited, in part, from our strong focus on improving working capital efficiencies during the year ended March 31, 2015, including focus on reducing days outstanding for our full accounts receivable including trade receivables, unbilled revenues, excluding deferred revenues and adjusted for the effects of foreign exchange.

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

Net cash used in investing activities

Net cash used in investing activities increased by $23.1 million to $42.3 million in the year ended March 31, 2015 from $19.1 million in the year ended March 31, 2014. Investing activities in the year ended March 31, 2015 consisted mainly of acquisitions of new business which increased by $24.3 million from nil in year ended March 31, 2014 to $24.3 million in year ended March 31, 2015.

Net cash used in investing activities increased by $3.0 million to $19.1 million in the year ended March 31, 2014, from $16.1 million in the year ended March 31, 2013. Cash invested in purchases of IT equipment, including purchases of computers and software, increased by $4.8 million in the year ended March 31, 2014 from $9.0 million to $13.8 million. Cash invested in purchases of intangible assets increased by $4.0 million from $2.0 million up to $6.0 million in the year ended March 31, 2014. This increase is mainly explained by payment for Horizon software in February 2014. Our issuance of loans to related parties decreased between the periods, and, in addition, we received a $0.4 million loan repayment from a related party.

Net cash used in financing activities

Net cash used in financing activities increased by $22.0 million to $21.1 million used in the year ended March 31, 2015 from $0.9 million cash provided by financing activities in the year ended March 31, 2014.

The primary driver for the increase in cash used in financing activities was $18.6 million of short-term borrowings repayment net of proceeds in the year ended March 31, 2015 which represents an increase of $22.3 million when compared to short-term borrowings proceeds net of repayment generated in in the year ended March 31, 2014. Also, net cash used in financing activities includes repayment of contingent payables related to business acquisitions of $2.7 million and $2.4 million in the years ended March 31, 2015 and 2014, respectively. Net effect from other changes is not deemed material.

Net cash from financing activities increased by $22.0 million to $0.9 million provided in the year ended March 31, 2014, from $21.1 million cash used in the year ended March 31, 2013. The increase was primarily attributable to proceeds from our IPO, which amounted to $31.0 million net of IPO-related expenses. This increase was partially offset by repayment of contingent payables related to business acquisitions of $2.4 million. The amount of dividends paid for the year ended March 31, 2014 was $30.6 million which is $8.7 million higher than in the year ended March 31, 2013.

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

As an "emerging growth company" under the JOBS Act, we take advantage of exemptions from various reporting requirements applicable to public companies that are not emerging growth companies. See "ITEM 3. Key Information—D. Risk Factors—We are an 'emerging growth company' with reduced reporting requirements, which may make our Class A ordinary shares less attractive to investors." However, we have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards provided by Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that do not qualify as "emerging growth companies."

Revenue recognition

The Company derives its revenues from software development services, including in such areas of competence as (a) custom software development and support, (b) product engineering and testing and (c) technology consulting.

The majority of our contracts have historically been time-and-materials based; however, during the year ended March 31, 2015 the number of fixed price contracts increased up to 58.8% of total revenue. Revenues under time and materials and fixed price contracts are recognized in the period in which these services are performed and contract stages are accepted by clients by using a proportional performance method. We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, our services, measured by time incurred, typically are provided in less than a year and represent the contractual stages or output measures which define the pattern of contractual earnings.

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

Time-and-material contracts.    We recognize sales from time-and-material contracts as services are performed, based on actual hours and applicable billing rates, using the proportional performance method, with the corresponding cost of providing those services reflected as cost of sales. The majority of such sales are billed on a monthly basis whereby actual time is charged directly to the client at negotiated hourly billing rates.

Fixed price contracts.    We recognize sales from fixed price contracts based on the proportional performance method, during the period in which amounts become billable in accordance with the terms of the contracts. Services under fixed price contracts are delivered in stages. Revenues recognized for completed stages are generally representative of the percentage of completion of the entire contract, as they are based on actual hours incurred compared with the total hours estimated to complete the entire contract. Costs related to completed stages are expensed as incurred, while those related to uncompleted stages are recorded in work-in-progress on the balance sheet. In instances where final acceptance is specified by the client, sales are deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, sales are recognized upon receipt of final acceptance from the client. We have not yet had any significant contracts for which estimates of completion could not be developed or final project completion and client acceptance was so uncertain as to require deferral of revenue until the completion of the project.

Multiple elements arrangements.    During the year ended March 31, 2015, we have entered into multiple elements arrangements with the customers that purchase software and further maintenance and support. We evaluate our contracts for multiple deliverables, and, when appropriate, separate the contracts into separate units of accounting for revenue recognition. Support services, if they are required by clients, are generally contracted for and commence upon completion of the software development services. We allocate revenue to these deliverables in a multiple element arrangement based upon their relative selling prices. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable based on hours incurred and applicable hourly rates. For arrangements under fixed price contracts, software development revenue is recognized upon delivery of development services under the proportional performance method, as described above and for support services—on a straight-line basis over the support period, which is generally from 6 months to a year.

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

In the past, we have declared and paid dividends, including with respect to the years ended March 31, 2013 and 2012. However, we do not plan to pay regular dividends on any of our shares in the foreseeable future. While we currently intend to retain all available funds and any future earnings to fund the development and growth of our business, we may, by a resolution of the board of directors, authorize a special one-time dividend or other form of distribution to our shareholders at such time and such amount as board of directors determine to be appropriate and in the best interest of the Company. As a result, if we do not pay dividends, capital appreciation, if any, of our Class A ordinary shares will be investors' sole source of gain for the foreseeable future. Any future determination regarding the reservation of part of the profits and distributions to shareholders will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, strategic plans of the Company and other relevant factors.

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

Fair value of ordinary shares

Prior to our IPO, we were a private company with no quoted market prices for our ordinary shares. This means we needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award. For periods after June 2013, the Company determined the fair value of its ordinary shares using the closing price of its ordinary shares on the NYSE on the date of grant.

The following table sets forth the fair value of our ordinary shares estimated at different times:

Date	Class of Stock	Fair Value (per share)	Purpose of Valuation	Discount for Lack of Marketability
March 25, 2010	Ordinary shares	$4.57	Stock option grant	44.0%
December 15, 2011	Ordinary shares	$15.25	Stock option grant	27.5%
March 20, 2013	Ordinary shares	$18.82	Business combination	15.0%
June 25, 2013	Class A ordinary shares	$17.00	IPO price	N/A
November 22, 2013	Class A ordinary shares	$34.00	Secondary public offering price	N/A

Recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for annual reporting periods beginning after December 15, 2016 including interim periods within that reporting period. The Company plans to apply the new standard beginning January 1, 2017 either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of adopting this new accounting standard on its financial statements.

In June 2014, the FASB issued Accounting Standards Update 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU 2014-12"). ASU 2014-12 applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period to be treated as a performance condition. A reporting entity should apply existing guidance ASC 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The adoption of this guidance, which is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, is not expected to have a material effect on the Company's condensed consolidated balance sheet or results of operations.

In August 2014, the FASB issued Accounting Standards Update 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"). ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (i) provide a definition of the term substantial doubt, (ii) require an evaluation every reporting period including interim periods, (iii) provide principles for considering the mitigating effect of management's plans, (iv) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (v) require an express statement and other disclosures when substantial doubt is not alleviated, and (vi) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The adoption of this guidance, which is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter, is not expected to have a material effect on the Company's condensed consolidated balance sheet or results of operations.

In January 2015, the FASB issued Accounting Standards Update 2015-01, "Income Statement—Extraordinary and Unusual Items" ("ASU 2015-01"). ASU 2015-01 simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The adoption of this guidance, which is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, is not expected to have a material effect on the Company's condensed consolidated balance sheet or results of operations.

C.  Research and Development, Patents and Licenses

Research and development costs are expensed as incurred. Total amount of research and development activities was $3.2 million, $2.9 million and $1.0 million for the years ended March 31, 2015, 2014 and 2013, respectively.

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2014 to March 31, 2015 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.  Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.  Contractual Obligations

The following table represents a summary of our estimated future payments under material contractual cash obligations as of March 31, 2015. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payments due by period
	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Capital lease obligations	$68	39	29	—	—	—

Operating leases	80,571	21,835	19,582	16,806	22,348	10,282

Short term debt obligations	1,333	1,333	—	—	—	—

Total	$81,972	$23,207	$19,611	$16,806	$22,348	$10,282

ITEM 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management

The following table sets forth the name, age, and position as of the date of this annual report regarding each of our directors, executive officers and director nominees.

Name	Age	Position
Executive officers
Dmitry Loshchinin	48	Chief Executive Officer and President
Mikhail Friedland	48	Executive Vice President
Roman Yakushkin	43	Chief Financial Officer
Przemyslaw Berendt	34	Vice President Global Marketing
Roman Trachtenberg	39	Managing Director, Luxoft North America
Vadim Iasenik	44	Managing Director, Western Europe
Elena Goryunova	42	Vice President Global Human Resources
Vasily Suvorov	42	Vice President Technology Strategy
Directors
Esther Dyson(1)(3)	63	Director
Glen Granovsky(2)	53	Director
Marc Kasher(1)(2)(3)	45	Director
Anatoly Karachinskiy(2)	55	Director
Thomas Pickering(1)(3)	83	Director
Dmitry Loshchinin	48	Director
Sergey Matsotsky	53	Director
Yulia Yukhadi	44	Director

(1)
Member of our Audit Committee.

(2)
Member of our Compensation Committee.

(3)
Determined by our board of directors to be "independent" as defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE Listed Company Manual.

Executive officers

Dmitry Loshchinin—Chief Executive Officer and President, Director

Dmitry Loshchinin has served as our Chief Executive Officer since our inception in 2000. Mr. Loshchinin also became a director of Luxoft in November of 2013. Prior to joining Luxoft,

Mr. Loshchinin served in management roles within software companies such as Kerntechnik, Entwicklung, Dinamyk GmbH (KED), Siemens Nixdorf Informationssysteme, AG (SNI), and IBM Corp. Beginning in 1998, he also oversaw IBS Group's initiative to offer offshore services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in Applied Mathematics from Moscow State University and completed an executive education program at the Wharton School of the University of Pennsylvania.

Mikhail Friedland—Executive Vice President

Mikhail Friedland has served as our Executive Vice President since 2006. Mr. Friedland oversees our services and industry verticals, as well as our corporate sales and overall business strategy. Mr. Friedland has more than 20 years of experience in the IT and software services industry. Prior to joining Luxoft, Mr. Friedland worked as a software engineer for Merrill Lynch, Lehman Brothers and Medco (now Merck). In 1993, Mr. Friedland co-founded IT Consulting International ("ICTI"), which provided consulting and later outsourcing services for various U.S. clients. In 2006, we acquired ICTI. Mr. Friedland completed an executive education program at the Wharton School of the University of Pennsylvania.

Roman Yakushkin—Chief Financial Officer

Roman Yakushkin has served as our Chief Financial Officer since 2006. In that role, Mr. Yakushkin leads the accounting and finance functions of our Company and is responsible for the quality of our consolidated financial statements prepared under U.S. GAAP. Mr. Yakushkin has over 15 years of experience in budget management, financial management and business development. Prior to joining us, Mr. Yakushkin held several senior financial positions with a number of leading companies including Mobile Telesystems, FESCO and Louis Dreyfus. Mr. Yakushkin holds a Master of Business Administration degree from INSEAD and a University degree in Oriental Studies from Far Eastern State University. He is also a Chartered Financial Analyst.

Przemyslaw Berendt—Vice President Global Marketing

Przemyslaw Berendt joined us as Managing Director for Poland in 2010, and has served as our Vice President of Global Marketing since April 2011. Mr. Berendt is responsible for our overall marketing strategy. Prior to joining us, Mr. Berendt served in the Global Business Services division of Procter & Gamble, and as a branch manager of Betware, a midsize, international software development company. Mr. Berendt holds a Master of Science degree in Computer Science from DePaul University and a Bachelor of Arts degree in Computer Science from the National Louis University.

Roman Trachtenberg—Managing Director, Luxoft North America

Roman Trachtenberg joined us in 2009 as Financial Services Accounts Director, and has served as Chief Executive Officer of Luxoft North America since 2011. Prior to joining us, Mr. Trachtenberg served as Chief Operating Officer at SMINEX LLC and as Vice President of Operations at Rosbuilding Investment Company, both Russian private equity firms. Mr. Trachtenberg has also held management positions at companies including Republic National Bank of New York, Gateway Inc., Deutsche Bank and AIG. Mr. Trachtenberg has more than 15 years of technology experience, and has worked in the financial services, consumer and real estate sectors. Mr. Trachtenberg holds a Bachelor's degree in Business Administration from Southern State University.

Vadim Iasenik—Managing Director, Western Europe

Vadim Iasenik joined us in 2010 as Managing Director of Western Europe. Mr. Iasenik has more than 20 years of experience in senior positions in major international companies such as AIG, J.P. Morgan

Chase, Gateway and Prudential Securities. Mr. Iasenik has also served as Senior Vice President of Rosbuilding and CEO of SMINEX LLC. Mr. Iasenik has also served as head of corporate finance IT at Deutsche Bank in London. Mr. Iasenik holds a Master's degree in System Engineering from South-Russian State Technical University.

Elena Goryunova—Vice President Global Human Resources

Ms. Goryunova has led Luxoft's Human Resources department since the Company's inception in 2000. Ms. Goryunova has also helped to open numerous Luxoft offices in the Russian cities of St. Petersburg, Omsk, Dubna and Nizhny Novgorod. The personnel management system that Ms. Goryunova introduced and implemented is modeled after the best practices employed by the most successful western companies. Prior to joining Luxoft, Ms. Goryunova headed the human resources department at Austrian Investment Bank Creditanstalt. Before that, starting in 1994, Ms. Goryunova worked as a human resources specialist at KPMG. Ms. Goryunova graduated from Moscow Academy of International Business with a degree in Economics.

Vasily Suvorov—Vice President Technology Strategy

Mr. Suvorov has served as VP Technology Strategy at Luxoft since 2009 where his role has been to define and drive company technology strategy across its key Lines of Business. Mr. Suvorov has over 15 years of software and systems development experience. Throughout his professional career he has held leading technical and management positions in international telecom and hi-tech companies, where he was responsible for defining technical strategy, designing and implementing real-time and mission-critical software systems. He actively participates in international conferences and technology alliances helping companies realize business benefits from emerging technologies. Mr. Suvorov holds an Executive Certificate in Strategy and Innovation from MIT Sloan School of Management. He holds a Master's degree in computer science and mathematics from Moscow Institute of Electronic Technology.

Directors

Esther Dyson—Director

Esther Dyson has been a member of our board of directors since February 2014. In May 2013, Ms. Dyson founded Health Initiative Coordinating Council, a not-for-profit organization focused on community health. Previously, she worked as a technology analyst and a journalist at Forbes, New Court Securities and Oppenheimer & Co. Additionally, Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983. Ms. Dyson is a member of the boards of 23andMe, Eventful, Meetup Inc., NewspaperDirect, PA Consulting, Personal Inc., Voxiva, WPP Group, XCOR Aerospace and Yandex (NASDAQ: YNDX). She was also the founding chairman of the Internet Corporation for Assigned Names and Numbers (ICANN). Between 1997 and 2013, Ms. Dyson was a member of the advisory board of IBS Group, a shareholder of the Company. Ms. Dyson holds a Bachelor of Arts in economics from Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center.

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

Marc Kasher—Director

Marc Kasher has been a member of our board of directors since September of 2013. Mr. Kasher is a Managing Director at PineBridge Investments (formerly known as AIG Investments). Prior to PineBridge Investments, Mr. Kasher worked for USAID projects focused on privatization strategies in several countries of the former Soviet Union. Mr. Kasher currently serves or has in the past served as a director of several Pine Bridge Investments' portfolio companies, and also sits on the board of directors of New Media Distribution Company, a content producer for the Russian television market. Mr. Kasher holds a Master of Business Administration with a concentration in finance from Georgetown University and a Bachelor of Arts degree from Tufts University.

Anatoly Karachinskiy—Director

Anatoly Karachinskiy has been a member of our board of directors since 2013. Mr. Karachinskiy is the co-founder of IBS Group. Prior to founding IBS Group, Mr. Karachinskiy was the technical director of Intermicro Joint Venture. Mr. Karachinskiy previously worked at PROSYSTEM, an Australian computer hardware company, and at the All-Union Research and Development Institute for Railroad Transport. Mr. Karachinskiy has a degree in systems engineering from the Moscow Institute of Railroad Engineers.

Thomas Pickering—Director

Thomas Pickering has been a member of our board of directors since June 2013. Mr. Pickering is the Vice Chairman at international consulting firm Hills & Company. He served as Senior Vice President for International Relations at the Boeing Company until his retirement in 2006. Prior to joining the Boeing Company, Mr. Pickering served as Undersecretary of State for Political Affairs at the U.S. Department of State. Mr. Pickering was U.S. ambassador to the Russian Federation, India, Israel, El Salvador, Nigeria and the Hashemite Kingdom of Jordan. Mr. Pickering received a Bachelor's degree in history from Bowdoin College and a Master's degree from the Fletcher School of Law and Diplomacy at Tufts University.

Dmitry Loshchinin—Director

Dmitry Loshchinin was appointed to our board of directors in November 2013. See "ITEM 6. Directors. Senior Management and Employees—A. Directors and Senior Management—Executive Officers."

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

Yulia Yukhadi—Director

Yulia Yukhadi has served as Chief Financial Officer of IBS Group, a shareholder of the Company, since 2006. Prior to that, served as financial director and vice president of finance with various consumer goods and telecom companies between 2003 and 2006, and held a position as the financial controller in the financial department of IBS between 1998 and 2003. She graduated from the Moscow State University after majoring in mathematical economics. Ms. Yukhadi is a Certified Management Accountant.

B.  Compensation

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during the year ended March 31, 2015 consisted of approximately $7.8 million in salary, bonuses, stock-based compensation and directors' fees. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include any professional and business association dues, business travel, relocation costs and other expenses and benefits commonly reimbursed or paid by companies in our industry and geographies.

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

During the year ended March 31, 2015, a total of 38,192 Class A ordinary shares have vested into the ownership of our directors and executive officers under our stock option plans described below. These shares vested according to our existing stock option plans on June 15, 2014.

Agreements with our Chief Executive Officer

Employment Agreement

Mr. Dmitry Loshchinin, our President and CEO, entered into an Amended and Restated Employment Agreement, effective as of August 12, 2014, with LGO. Under Mr. Loshchinin's employment agreement, he has agreed to serve as our President and CEO. Mr. Loshchinin also is a member of our board of directors. Mr. Loshchinin's initial term of service under this agreement continues until August 11, 2019. Thereafter, the agreement continues for an unlimited term unless terminated by either party, generally by delivering a six months' prior written notice on or before February 11 of each year. Mr. Loshchinin's salary and annual bonus are subject to review for increase at the discretion of our board of directors. Mr. Loshchinin may also participate in certain executive benefit plans, in particular a pension plan established by LGO in accordance with the Swiss Federal Law on occupational pension schemes, as well as a loss of earnings insurance in case of illness, accident insurance and health insurance. We believe these are customary benefits made available to executive officers resident in Switzerland by employers of similar size operating in our industry. LGO currently pays 100% of the premium for all insurance coverages listed above.

If Mr. Loshchinin's employment is terminated (i) by us without cause, (ii) by Mr. Loshchinin with good reason (as defined in the employment agreement, and in each case of (i) and (ii) whether or not in connection with a change in control), or (iii) due to disability or death, he or his designated beneficiary or estate administrator, as applicable, is entitled to receive: (1) accrued salary through the termination date, (2) a pro-rated earned but unpaid annual bonus for our completed financial year preceding the termination date, (3) a payment equal to twelve months of his then base salary and (4) the continuation of life, accident and health insurance coverage in the same scope as covering Mr. Loshchinin and his family immediately prior to termination date, for eighteen months following the termination date. Additionally, the unvested portion of Mr. Loshchinin's RSU award (as described below) will immediately vest pro-rated to the date of termination, and all remaining unvested RSUs will be forfeited. Mr. Loshchinin also will be entitled to sell or otherwise transfer the shares underlying his vested RSUs upon expiration of 12 months from the termination date, notwithstanding the transfer restrictions contained in his Restricted Stock Unit Award Agreement, provided that Mr. Loshchinin complies with restrictive covenants described below.

In addition, in the event of a change in control (as defined in the employment agreement), if Mr. Loshchinin resigns his employment within one year following such change in control with at least six months' prior written notice of such termination, Mr. Loschinin's resignation will be deemed a resignation for good reason and he will be entitled to the above described severance and related benefits.

If we terminate Mr. Loshchinin's employment agreement for cause, which includes gross negligence or gross misconduct, conviction of, or pleading nolo contendere to, a crime involving moral turpitude or a felony, or willful failure to comply with any valid and legal direction of our board of directors, or if Mr. Loshchinin voluntarily terminates his employment agreement with us without good reason and not due to death or disability, which can be done by an immediately effective written notice delivered by the terminating party to the other party, then Mr. Loshchinin will only be entitled to receive his accrued base salary and to sell or otherwise transfer the shares underlying his vested RSUs upon expiration of 24 months from the termination date, notwithstanding the transfer restrictions contained in his Restricted Stock Unit Award Agreement, provided that Mr. Loshchinin complies with restrictive covenants described below. All of Mr. Loshchinin's unvested RSUs will be forfeited.

Mr. Loshchinin is also subject under the terms of his employment agreement to non-competition covenants in the CEE, the United States and Asia, and to non-solicitation covenants with respect to our clients and employees, in each case for a period of twelve months after termination of employment, along with ongoing confidentiality and non-disclosure requirements.

The employment agreement is governed by Swiss law.

Restricted Stock Unit Award Agreement

In December 2014, Mr. Loshchinin received RSUs in respect of 328,513 of our Class A ordinary shares with no par value pursuant to the Luxoft Holding, Inc 2014 Incentive Compensation Plan and a Restricted Stock Unit Award Agreement thereunder. See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock Option Plans—Luxoft Holding, Inc 2014 Incentive Compensation Plan." The RSUs will vest annually in equal installments over a period of five years, commencing on August 12, 2015. In order to receive the shares underlying his vested RSUs, Mr. Loshchinin must deliver an exercise notice to us, specifying the number of our Class A ordinary shares he wishes to receive in settlement of such vested RSUs. As soon as practicable after receipt of such notice, we will deliver to Mr. Loshchinin the number of shares stated in the notice, in accordance with our 2014 Incentive Compensation Plan. The Restricted Stock Unit Award Agreement contains transfer restrictions with respect to shares underlying vested RSUs. In particular, Mr. Loshchinin agrees not to sell or otherwise transfer more than 25% of the shares underlying each vested annual portion of RSUs, subject to customary exceptions for estate planning purposes. Mr. Loshchinin may additionally participate in our 2014 Incentive Compensation Plan and our other long-term incentive plans thereafter.

C.  Board Practices

Corporate governance practices

We are a foreign private issuer under SEC and NYSE rules and a "controlled company" under NYSE rules. While we voluntarily follow certain NYSE corporate governance rules that normally would not bind foreign private issuers, we take advantage of exemptions from other NYSE rules due to our status as a "controlled company."

A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. We are a controlled company on the basis that IBS Group through its two wholly-owned subsidiaries has 81.66% of our voting power. As a "controlled company," we are not required to follow certain corporate governance rules of the NYSE. In particular, we are exempt from the requirement to maintain a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee's purpose and responsibilities and is subject to an annual performance evaluation, and from the requirement to maintain a majority independent board of directors.

We have elected to follow the corporate governance rules of the NYSE applicable to controlled companies, with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of most of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements, including in the event we are no longer eligible for the "controlled company" exemption.

A foreign private issuer that elects to follow home country practice instead of the NYSE's requirements must submit to the NYSE in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement.

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

Furthermore, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Board structure

Our board of directors consists of eight members. Our board has determined that Thomas Pickering, Marc Kasher and Esther Dyson are independent under applicable SEC and NYSE rules. Each director serves until the next annual shareholders meeting or earlier resignation, removal or death.

Board committees

Audit committee

Our audit committee (the "Audit Committee") consists of Mr. Kasher, Mr. Pickering and Ms. Dyson. Pursuant to SEC and NYSE corporate governance rules we voluntarily follow, we maintain an audit committee consisting of at least three independent directors. Our board of directors has determined that Mr. Pickering, Mr. Kasher and Ms. Dyson are "independent" as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and the independence requirements under the NYSE governance rules.

All members of our Audit Committee meet the requirements for financial literacy under the applicable rules of the NYSE. Our board of directors has determined that Mr. Kasher is an "audit committee financial expert," as such term is defined by the SEC.

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the NYSE, which include:

•
retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

•
pre-approval of audit and non-audit services to be provided by the independent auditors;

•
reviewing with management and our independent directors our quarterly and annual financial reports prior to their submission to the SEC; and

•
approval of certain transactions with office holders and controlling shareholders, as described above, and other related party transactions.

The charter of the Audit Committee is available on our website at http://investor.luxoft.com/Corporate-Governance.

Compensation committee

Our compensation committee (the "Compensation Committee") consists of Messrs. Kasher, Karachinskiy and Granovsky. Mr. Karachinskiy serves as the Chairman of the compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee which include:

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

The charter of the Compensation Committee is available on our website at http://investor.luxoft.com/Corporate-Governance.

Duties of directors

Under British Virgin Islands law, our board of directors has a duty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances. In fulfilling their duty of care to us, our board of directors must ensure compliance with the BVI Act and our Amended and Restated Memorandum and Articles of Association. Under the Section 184B of the BVI Act, "if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes this Act or the memorandum or articles of the company, the Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, this Act or the memorandum or articles."

Under the BVI Act, the board of directors has the responsibility and have all the powers necessary for managing or directing or supervising our business and affairs, including, but not limited to, the following:

•
convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

•
appointing officers and determining the term of office of officers;

•
exercising the borrowing powers of our company and mortgaging the property of our company; and

•
approving the transfer of shares of the Company.

Stock option plans

SOP I and SOP II

On March 25, 2010, our board of directors adopted our first Stock Option Plan ("SOP"). At that time, our board of directors reserved up to 8.0% of our then-outstanding ordinary shares, or 2,434,796 ordinary shares, for issuance in connection with the vesting of options to be granted under the SOP to our employees and managers and employees and managers of our designated subsidiaries and associated companies ("SOP I"). On December 13, 2011, our board of directors reserved an additional 2.0% of our then-outstanding ordinary shares, or 621,124 ordinary shares ("SOP II"), for issuance in connection with the vesting of options that may be granted under the SOP. On June 14, 2012, our board of directors adopted the Luxoft Holding, Inc Stock Plan (the "U.S. SOP"), which provided for the grant of stock options and restricted shares, and which is described more fully below under "—U.S. stock plan."

As of June 30, 2015, no options remain outstanding and unexercised under any of SOP I, SOP II or the U.S. SOP, and there will be no further grants under SOP I, SOP II or the U.S. SOP.

A special purpose vehicle, Luxoft SOP Company S.A., a British Virgin Islands company ("Luxoft SOP"), was formed to operate the SOP. The SOP was implemented by way of option agreements among IBS, Rus Lux Limited, our minority shareholder at the time, each participant, us and Luxoft SOP. Under this SOP, we issued our ordinary shares to Luxoft SOP in connection with the vesting of SOP options, and Luxoft SOP then transfers such shares to participants in accordance with the option agreements. Following our IPO, the administration of all our stock option plans was transferred to our compensation committee. Options granted under this SOP vested at such times and upon such terms and conditions as set forth in the option agreements. Exercise of options under this SOP did not require any payment of an exercise price.

As of June 30, 2015, options to acquire 2,368,800 of our Class A ordinary shares had been granted under the SOP I; 30,380 options were forfeited by departing employees; and 2,338,420 options were exercised and underlying shares issued to the respective participants in SOP I.

Under the SOP II and the U.S. SOP, 621,124 shares were set aside for our employees and managers. As of June 30, 2015, options to acquire 615,486 of our ordinary shares have been granted; options to acquire 153,972 shares have been cancelled due to our company not meeting performance criteria established for that portion of the options; and 23,212 options to acquire shares were forfeited by departing employees. As of June 30, 2015, 438,302 options were exercised and underlying shares were issued to the respective participants in SOP II and the U.S. SOP.

Under the SOP I and SOP II, Luxoft SOP may propose annually to participants to acquire their shares and/or assign their options in exchange for certain consideration to be determined by us. If the parties agree to such an acquisition or assignment, the parties will enter into a separate agreement reflecting the agreed upon terms.

No provision of the option agreements may be amended unless such amendment is agreed to in writing by the participant, us and Luxoft SOP.

U.S. stock plan

As of June 30, 2015, 119,563 restricted Class A ordinary shares were granted under the U.S. SOP; 30,660 shares were cancelled due to our company not meeting performance criteria established for that portion of the share awards; and 88,903 shares were issued to the respective participants in the U.S. SOP.

Additionally, upon the closing of the FOSS transaction, a total of 28,588 restricted shares were issued to two principals of FOSS. These shares remain unvested, subject to the satisfaction of performance criteria agreed upon in the FOSS transaction. See "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions—Purchase Agreement With Freedom Professional Services & Technologies LLC."

Restricted shares granted under the U.S. SOP to date, other than the restricted shares issued in connection with the FOSS transaction, vested in four tranches over a period of three years, commencing on June 15, 2012. The last tranche, expected to vest on June 15, 2014, was forfeited due to our company not meeting certain performance criteria established for that tranche.

If a participant's participation in the U.S. SOP is terminated based on "acceptable termination grounds" (as defined in the U.S. SOP), (i) the participant will retain the vested restricted shares and (ii) any unvested restricted shares will be immediately forfeited. If a participant's participation in the U.S. SOP is terminated based on "unacceptable termination grounds" (as defined in the U.S. SOP), his or her restricted shares will be treated as is his or her participation terminated for cause, as described below.

If a participant is terminated for cause under the U.S. SOP, the compensation committee may in its discretion (i) permit such participant to retain all awards granted to him or her as of the date of termination but deny him or her future rights to shares or (ii) exercise the Company's right to buy back at a nominal value all restricted shares granted to the participant at the moment of termination and deny him or her any future right to restricted shares.

If we are party to a change of control (as defined in the U.S. SOP) or merger, consolidation, combination, exchange of shares, reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split in which the outstanding number of our ordinary shares as a whole is changed or exchanged, our compensation committee may in its discretion adjust the terms and conditions of the share awards, including by providing for: (i) a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of awards or providing for a period of time for exercise prior to the occurrence of such event; or (ii) a cash payment to the holder of an award in consideration for the cancellation of such award. Generally, in the event of a change of control, if the participant does not remain in our employment or our successor entity's employment following such change of control, then any outstanding restricted shares held by such participant will immediately become fully exercisable and vested, as applicable.

Awards under the U.S. SOP may not be transferred, except upon the participant's death by will or by the applicable laws of descent and distribution. Unless terminated earlier by our board of directors, the U.S. SOP will terminate on June 14, 2022.

Luxoft Holding, Inc. 2014 Incentive Compensation Plan

On November 11, 2014, our board of directors adopted the Luxoft Holding, Inc 2014 Incentive Compensation Plan (the "2014 Plan"). The 2014 Plan became effective on November 14, 2014, the date on which the 2014 Plan was approved by our shareholders. The 2014 Plan provides for the grant of options, stock appreciation rights ("SARs"), restricted stock awards, performance share awards ("PSA"), restricted stock units ("RSUs"), cash-based awards, dividend equivalents and other stock-based awards to our company's directors and to our company's or affiliates' current and prospective employees and consultants and prospective employees or consultants. The aggregate number of shares authorized for issuance under the 2014 Plan is 2,300,000 Class A ordinary shares, with no par value, in our capital, subject to adjustment if particular capital changes affect our shares, upon the exercise or settlement of stock options, SARs, restricted stock awards, PSAs, RSUs, other stock-based awards and dividend equivalents that may be granted under the 2014 Plan. The shares that may be issued under the 2014 Plan may be authorized and unissued shares, shares held in treasury or shares purchased on the open market or by private purchase.

As of June 30, 2015, 989,771 RSUs, 1,284,314 PSAs and 433,586 SARs were outstanding under the 2014 Plan. All awards, except for RSUs granted to our CEO as described above (See "Item 6. Directors, Senior Management and Employees—B. Compensation—Agreements with our Chief Executive Officer—Restricted Stock Unit Award Agreement"), vest in installments over four years, commencing on January 1, 2016. The number of shares that can be received by participants pursuant to PSAs and SARs depends on certain market-related conditions. See also "Part III. ITEM 17. Financial Statements—Note 15 Share-Based Compensation."

A stock option is the right to purchase a specified number of shares at any time during a specified future period at a specified option price and subject to the other terms and conditions specified in the option agreement and the 2014 Plan. Any stock options granted under the 2014 Plan may be either "incentive stock options," which may be eligible for special tax treatment under the U.S. Internal Revenue Code, or options other than incentive stock options (referred to as "non-qualified stock options"), as determined by our compensation committee and stated in the option agreement. The option price of each option granted under the 2014 Plan must be equal to or greater than the fair market value of a share on the option grant date, with certain limited exceptions for options that may be granted in exchange for other outstanding awards in connection with a corporate transaction. The exercise price of any stock options granted under the 2014 Plan may be paid in cash, by withholding of shares otherwise deliverable upon exercise, a cashless broker-assisted exercise that complies with law, a net exercise where the exercise price is satisfied by our withholding shares of equal value otherwise deliverable to the option holder upon exercise or any other method permitted by law and approved by the compensation committee. Options expire at such time as determined by the compensation committee as of the grant date and set forth in the award agreement, provided, however, that incentive stock options that are not exercised within ten years from the grant date expire, unless otherwise determined by our board of directors or the compensation committee, as applicable. In the event of termination of employment or services, any stock option will cease to become exercisable, provided, however, that the compensation committee may determine that a stock option may be exercised following any such termination of service as set forth in the 2014 Plan. We do not expect to grant stock options under the 2014 Plan.

SARs may be granted under the 2014 Plan alone or together with specific stock options granted under the 2014 Plan. SARs are awards that, upon their exercise, give a participant the right to receive from our company an amount equal to (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the fair market value of a share on the exercise date over the grant price of the SAR. The grant price of each SAR granted under the 2014 Plan is equal to or greater than the fair market value of a share on the SAR's grant date, with certain limited exceptions for SARs that may be granted under the 2014 Plan in exchange for other outstanding awards in connection with a corporate transaction. As a general matter, a SAR may be settled in cash, shares or a combination of cash and shares, as determined by the compensation committee; however, it is our present intention that any SARs granted under the 2014 Plan may only be settled in shares. If an option and a SAR are granted in tandem, the option and the SAR may become exercisable and will terminate at the same time, but the holder may exercise only the option or the SAR, but not both, for a given number of shares.

Restricted stock awards are shares that are awarded to a participant subject to the satisfaction of terms and conditions established by the compensation committee. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, transferred, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units are denominated in units of shares, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant is generally entitled to receive shares, a cash payment based on the value of the shares or a combination of shares and cash; however, it is our present intention that any restricted stock units granted under the 2014 Plan may only be settled in shares.

Other stock-based awards are share-based or share-related awards generally payable in shares or cash on terms and conditions set by the compensation committee and may include a grant or sale of unrestricted shares. It is our present intention that any other stock-based awards granted under the 2014 Plan, including performance share awards, may only be settled in shares. The compensation committee may provide for the payment of dividend equivalents with respect to shares subject to an award, such as restricted stock units, that have not actually been issued under that award. A cash-based award entitles a participant to receive a payment in cash upon the attainment of applicable performance goals, and/or satisfaction of other terms and conditions, determined by the compensation committee. We do not expect to grant cash-based awards under the 2014 Plan.

Our compensation committee administers the 2014 Plan. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2014 Plan. The compensation committee will select eligible employees, directors and/or consultants of us and our subsidiaries or affiliates to receive awards under the 2014 Plan and will determine the sizes and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards.

Holders of options, SARs, unvested restricted stock and other awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the compensation committee determines to allow transfer of an award for customary estate planning purposes.

A change in control of our Company (as defined in the 2014 Plan) will have no effect on outstanding awards under the 2014 Plan that our board of directors or the compensation committee determines will be honored or assumed or replaced with new rights by a new employer so long as any such alternative award is substantially equivalent to the outstanding award and has certain terms that appropriately protect the holder of the award, as determined under criteria set forth in the 2014 Plan. These criteria require (among other things) that if the holder's employment with the new employer terminates under any circumstances, other than due to termination for cause or resignation without good reason, within two years following the change in control (or prior to a change in control, but following the date on which we agree in principle to enter into that change in control transaction), the holder's assumed or alternative awards will become fully vested and exercisable. If our board of directors or the compensation committee does not make this determination with respect to any outstanding awards, then (a) the awards will fully vest and, if applicable, become fully exercisable and will be settled in cash and/or publicly traded securities of the new employer, generally based on the fair market value of our shares on the change in control date, in the case of options or SARs, reduced by the option price or grant price of the option or SAR, or the price per share offered for our share in the change in control transaction, or, in some cases, the highest fair market value of our share during the 30 trading days preceding the change in control date, in the case of restricted stock, restricted stock units and any other awards denominated in shares, (b) the target performance goals applicable to any outstanding awards will be deemed to be fully attained, unless actual performance exceeds the target, in which case actual performance will be used, for the entire performance period then outstanding; and (c) our board of directors or the compensation committee may otherwise adjust or settle outstanding awards as it deems appropriate, consistent with the plan's purposes.

In the event of a change in our capital structure, a corporate transaction or any unusual or non-recurring event (including a change in control), the compensation committee may in its discretion make adjustments that it deems equitable to the 2014 Plan and outstanding awards, such as adjusting the securities available under the 2014 Plan and outstanding awards, the option or other prices of securities subject to outstanding awards and other terms of outstanding awards, cancellation of outstanding awards in exchange for payments of cash and/or property or substitution of stock of another company for our shares subject to outstanding awards.

Subject to particular limitations specified in the 2014 Plan, our board of directors may amend or terminate the 2014 Plan, and the compensation committee may amend awards outstanding under the 2014 Plan. The 2014 Plan will continue in effect until all shares available under the 2014 Plan are delivered and all restrictions on those shares have lapsed, unless the 2014 Plan is terminated earlier by the board of directors. No awards may be granted under the 2014 Plan on or after the tenth anniversary of the effective date of the 2014 Plan.

Indemnification

British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to indemnify for liability relating to civil fraud or criminal offenses. Our articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful. See "ITEM 10. Additional Information—B. Memorandum and Articles of Association."

D.  Employees

As of March 31, 2015, we had 9,184 employees worldwide. The geographical breakdown of our personnel is as follows:

	Years ended March 31,
	2015	2014	2013
Location
Russia	2,364	2,313	2,076
Ukraine	3,603	3,589	2,582
Romania	1,261	834	732
Poland	948	394	238
United States.	282	137	83
United Kingdom	299	96	69
Other locations	427	156	66

Total	9,184	7,519	5,846

The breakdown of our personnel by department is as follows:

	Years ended March 31,
	2015	2014	2013
Department
Engineering and development(1)	7,850	6,366	4,927
Human resources, sales and marketing(2)	494	376	300
Administration	809	754	596
Executive management	31	23	23

Total	9,184	7,519	5,846

(1)
This department consists of all of our IT professionals.

(2)
Human Resources includes recruitment and training departments.

Most of our personnel are salaried employees. While the majority of our personnel in Ukraine are employed as independent contractors, they otherwise work on substantially equal basis and terms with our salaried employees in Russia. None of our employees are members of unions or are represented by collective bargaining agreements. We believe we have retained a good working relationship with our employees and contractors and have not experienced any labor disputes.

E.  Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Compensation—Option Plans" and "ITEM 7. Major Shareholders and Related Party Transactions—A. Major Shareholders".

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of June 30, 2015 by:

•
each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•
each of our directors and executive officers individually; and

•
all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of June 30, 2015, to be outstanding and to be beneficially owned by the person holding the options, warrants or other exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 32,892,577 ordinary shares outstanding as of June 30, 2015, comprising 19,556,555 Class A shares and 13,336,022 Class B shares. Holders of our Class A and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to ten votes per Class B ordinary share. Furthermore, one Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. See "ITEM 10. Additional Information—B. Memorandum and Articles of Association—Voting rights." Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder's address is c/o Luxoft Holding, Inc, Akara Bldg., 24 De Castro Street, Wickhams Cay 1, PO Box 3136, Road Town, Tortola, British Virgin Islands.

For a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates during the periods under review, see "ITEM 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

	Shares Beneficially Owned
	Class A		Class B
					% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares(7)%
Principal Shareholders:
Awosting Ltd.(1)	9,771,128	33.8	9,337,100	70.0	61.3
Codeffroy Ltd.(1)	3,336,151	14.7	3,080,482	23.1	20.3
JPMorgan Chase & Co.(2)	1,507,677	7.7	—	—	1.0
BlackRock, Inc.(3)	1,090,354	5.6	—	—	*
FIL Limited(4)	1,752,808	9.0	—	—	1.1
Executive Officers and Directors
Anatoly Karachinskiy	—	—	—	—	—
Przemyslaw Berend	—	—	—	—	—
Marc Kasher	—	—	—	—	—
Sergey Matsotsky	—	—	—	—	—
Mikhail Friedland	50,694	*	—	—	*
Glen Granovsky	56,425	*	—	—	*
Vadim Iasenik	—	—	—	—	—
Dmitry Loshchinin(5)	999,864	4.9	918,440	6.9	6.1
Elena Goryunova	33,816	*	—	—	*
Vasily Suvorov	1,404	*	—	—	*
Roman Trachtenberg	—	—	—	—	—
Roman Yakushkin	2,147	*	—	—	*
Thomas Pickering	—	—	—	—	—
Esther Dyson	90,175	*	—	—	*
Yulia Yukhadi	71,250	*	—	—	*

All executive officers and directors as a group (15 persons)	1,215,600	6.4	918,440	6.9	6.1

*
Less than 1%.

(1)
Based on a Schedule 13G/A jointly filed on June 12, 2015 by IBS Group Holding Limited ("IBS Group"), Awosting Ltd. ("Awosting") and Codeffroy Ltd. ("Codeffroy"), IBS Group has shared voting power and shared dispositive power over 12,417,582 of our Class B ordinary shares and 689,697 of our Class A ordinary shares. IBS Group holds these shares indirectly through Awosting and Codeffroy, its wholly owned subsidiaries. Awosting has shared voting power and shared dispositive power over 9,337,100 Class B ordinary shares and 434,028 Class A ordinary shares. Codeffroy has shared voting power and shared dispositive power over 3,080,482 Class B ordinary shares and 255,669 Class A ordinary shares. All Class B ordinary shares (which are convertible into Class A ordinary shares) held by each shareholder were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by it and (ii) calculating the percentages of Class A ordinary shares owned by it. Based on information provided to the Company by IBS Group, in June 2015 IBS Group effected a restructuring, whereby it formed two wholly owned subsidiaries, Awosting and Codeffroy, and transferred to such subsidiaries all our Class A and Class B ordinary shares previously held of record by IBS Group. IBS Group is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. Croyton Limited has sole voting and dispositive power over the shares. The address for IBS

  Group, Awosting and Codeffroy is c/o IBS Group Holding Limited, Kissack Court, 29 Parliament Street, Ramsey, IM8 1AT, Isle of Man.

(2)
Based on a Schedule 13G filed on February 13, 2015, JPMorgan Chase & Co. ("JPMorgan") holds sole voting power over 1,321,817 Class A ordinary shares and sole dispositive power over 1,507,677 Class A ordinary shares. JPMorgan reported its securities holdings in the Company on behalf of itself and its wholly owned subsidiaries J.P. Morgan Investment Management, Inc. and JPMorgan Asset Management (UK) Limited. The address of JPMorgan is 270 Park Avenue, New York NY 10017.

(3)
Based on a Schedule 13G/A filed on February 10, 2015, Blackrock, Inc. ("Blackrock") holds sole voting power over 1,079,098 Class A ordinary shares and sole dispositive power over 1,090,354 Class A ordinary shares. The address of BlackRock is 55 East 52nd Street, New York NY 10022.

(4)
Based on a Schedule 13G/A filed by FIL Limited ("FIL"), Pandanus Partners L.P. ("Pandanus") and Pandanus Associates, Inc. ("PAI") on January 12, 2015, FIL has sole voting power over 1,568,352 Class A ordinary shares and sole dispositive power over 1,752,808 Class A ordinary shares. Pandanus owns shares of FIL voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. PAI acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the family of Edward C. Johnson III, but Pandanus disclaims that any such member is a beneficial owner of the reported securities. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(5)
All Class B ordinary shares (which are convertible into Class A ordinary shares) held by Mr. Loshchinin were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by him and (ii) calculating the percentages of Class A ordinary shares owned by him. Based on information provided by Mr. Loschinin to the Company, Mr. Loshchinin holds sole voting and dispositive power over 81,424 Class A ordinary shares and 918,440 Class B ordinary shares. Mr. Loshchinin's address is c/o Luxoft Global Operations GmbH, Gubelstrasse 24, 6300 Zug, Switzerland.

Significant Changes

Prior to our June 2013 IPO, IBS Group owned 2,512,291, or 80.5%, of our Class A ordinary shares and 23,153,965, or 84.3%, of our Class B ordinary shares. Following its sale of shares in the IPO, IBS Group owned 466,256, or 9.0%, of our Class A ordinary shares, while its Class B ordinary share holdings remained the same. Pursuant to an internal reorganization which took effect in November 2014, IBS Group transferred to its public shareholders 8,003,828 Luxoft Class B ordinary shares, which converted into Luxoft Class A ordinary shares, decreasing IBS Group's ownership in the share capital of Luxoft from approximately 68.6% to approximately 44.2%. In June 2015, IBS effected a restructuring, as a result of which its two wholly-owned subsidiaries, Awosting Ltd. and Codeffroy Ltd., became record holders of the shares formerly held by IBS Group. IBS Group through these two subsidiaries remains our controlling shareholder because of its holdings of our Class B ordinary shares.

Prior to a November 2013 public offering of our shares, Rus Lux Limited owned 2,800,000, or 10.4%, of our Class B ordinary shares. Rus Lux Limited sold all of its Class B ordinary shares in the public offering.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of June 30, 2015, there were two registered holders of our Class A ordinary shares in the United States, representing 99.4% of our outstanding Class A ordinary shares. Additionally, as of that date, none of our Class B ordinary shares were held in the United States. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company. The number and the U.S. residence of record holders may not be representative of the number of beneficial owners or where the beneficial owners have residence because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

B.  Related Party Transactions

Relationship with IBS Group

Our principal shareholders are Awosting Ltd. and Codeffroy Ltd., two wholly-owned subsidiaries of IBS Group. IBS Group's business consists of two primary segments: IT services and software development. Luxoft's business comprises IBS Group's entire software development segment. As described in more detail below, historically, IBS Group's business segments have been operated on a substantially independent basis, with the exception of certain financing arrangements and limited service agreements, equipment purchases and leasing arrangements. We continue to provide to and purchase from IBS Group certain services on a limited basis in the ordinary course of our business on terms similar to those in arm's-length transactions, but do not plan to obtain financing from IBS Group as we have in the past. As of June 30, 2015, IBS Group beneficially owned through its two wholly-owned subsidiaries 48.5% of our Class A ordinary shares, 93.1% of our Class B ordinary shares and 81.66% of our total voting power.

Guarantees and suretyships

During the year ended March 31, 2014, IBS Group and its affiliates entered into an agreement with ZAO UniCredit Bank to guarantee unconditionally and irrevocably performance of our obligations under certain loan agreements and agreements with third-party lenders related to documentary operations. The guarantees are capped at the total amount of the underlying obligations, which include principal amounts on loans or letters of credit up to approximately $1 million, along with interest, default, penalties and other payments.

Additionally, during the fiscal year ended March 31, 2015 and through June 30, 2015, we have acted as surety to IBS Group in order to secure performance by the group's affiliates of their respective obligations under various loan agreements and agreements with third-party lenders related to documentary operations. The suretyships, which are irrevocable, are limited to the total amount of the secured obligations, including principal on the loans or letters of credit as low as $0.6 million and as high as $13 million, interest rate, default, penalty and other payments. The suretyships to which the Company was a party during the fiscal year ended March 31, 2015 and through June 30, 2015 are enumerated below:

•
suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated December 10, 2012. This agreement terminates on December 10, 2016;

•
suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated March 12, 2013. This agreement terminates on March 12, 2017;

•
suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated June 7, 2013. This agreement terminates on June 7, 2017;

•
two suretyship agreements between ZAO UniCredit Bank and Luxoft Professional, each dated June 7, 2013. These agreements terminate on June 7, 2017;

•
suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated July 18, 2013. This agreement terminates on July 18, 2015.

Our guarantee and surety contracts will each expire upon full payment of the obligations underlying the respective guarantee, either by us, in the case of guarantees, or by IBS Group, in the case of suretyships. Otherwise, they will expire at the end of the specified perpetuity period.

Sublicensing agreement

In April 2012, we entered into a sub-licensing agreement with an IBS Group affiliate. Under this sub-licensing agreement the IBS Group affiliate undertook to grant to us a non-exclusive right to use certain licensed Microsoft software for an aggregate fee of $1.4 million payable in three portions. The rights were granted in three stages upon payment of the relevant portion of the fee to IBS Group affiliate. The agreement expired in March 2015. As of March 31, 2015, the balance payable of $0.03 million was due from the Group under this agreement.

Contracts for the provision of services

We have previously entered into, and continue to enter into, a number of agreements with IBS Group affiliates for the provision to IBS Group affiliates of software development services, recruitment services, consulting services and services related to staffing and creating dedicated delivery centers. The majority of these agreements are framework agreements entered into for an indefinite term or for a term ranging from one to three years, such as our recruiting services agreements which have one-year automatically renewable terms (unless either party terminates by an advance notice). Our framework agreements do not contain exclusivity provisions or minimum purchase requirements or service commitments. The services agreements include customary limitations on liability and indemnification provisions, and are subject to customary termination provisions. Each project under these framework agreements is governed by an individual statement of work. In the aggregate, our sales of services to IBS Group affiliates amounted to $3.6 million, $4.3 million and $8.0 million for the years ended March 31, 2015, 2014 and 2013.

Contracts for the purchase of services

In addition to providing services to IBS Group, we have previously entered into, and continue to enter into, numerous written agreements and arrangements with IBS Group affiliates through which we purchase IT and telecom services, management services, marketing services and consulting services from the affiliates of IBS Group. The agreements have a term of one year, which automatically renews unless either party terminates. The agreements also contain customary termination provisions, but lack exclusivity provisions and minimum purchase requirements and service commitments. The agreements include customary limitations on liability and indemnification provisions. In the aggregate, our purchases of services from IBS Group affiliates amounted to $1.6 million for the year ended March 31, 2015.

Contracts for the purchase of equipment

We have previously entered into, and continue to enter into several agreements for the purchase of software, computers and related components and other equipment from IBS Group affiliates. The purchases are not on an installment basis, and we did not enter into any financing arrangements in connection with these purchases. We purchase this equipment on an "as-is" basis.

During the year ended March 31, 2015, our total expenses in connection with the purchase of software, computers, related components and other equipment, excluding software licenses, amounted to $0.9 million.

Registration rights agreement

On June 10, 2013, we entered into a registration rights agreement with IBS Group. Pursuant to the agreement, IBS Group is entitled to request that we file a registration statement registering its shares. For IBS Group to exercise these demand registration rights, (i) the value of the shares to be registered must be at least $5.0 million, net of any underwriting discount or commission and (ii) 180 days must have passed since the pricing of our IPO or IBS Group's lock-up agreement must have already expired, whichever occurs later. IBS Group may also request that we file a registration statement on a Form F-3 or S-3, if we are eligible to use such form. The agreement requires a six-month waiting period between demand registrations.

IBS Group also possesses piggyback registration rights, through which it may register its shares in the event we conduct a securities offering. The piggyback registration rights are subject to certain restrictions and limitations, including the right of the managing underwriters to limit the number of shares included in such registration if it would interfere with the successful marketing of the offered shares.

The registration rights agreement contains customary indemnification and contribution provisions. Registration rights under the registration rights agreement terminate when no registrable securities are outstanding.

Other related party transactions

On June 5, 2015, LGO and Area 52 Property AG, a company controlled by our Chief Executive Officer and Chief Financial Officer, entered into a lease agreement for an office space of 388 square meters located at the 21st floor of the building in Zug, Switzerland where our operating headquarters are situated at a different floor. The lease term is from January 1, 2016 through December 31, 2020. The base rent is CHF 291,000 per annum or approximately $311,550 at the exchange rate of CHF1.00=$1.07062 and is subject to annual increases based on index of consumer prices not to exceed 2%. In connection with the main lease agreement, the parties entered into a lease agreement for two on-site parking lots with the term from June 24, 2015 through December 31, 2020 and the rent of CHF 14,400 per annum or approximately $15,417. We entered into the foregoing leases as part of our efforts to expand our operating headquarters. The agreements were negotiated at arm's length and were approved by the Company's audit committee.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Consolidated financial statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

Legal proceedings

From time to time, we are involved in routine legal proceedings incidental to the ordinary course of business. We do not believe that the outcome of these legal proceedings has had in the recent past material effects on our financial position or profitability. Currently, we are not a party to any material legal proceeding, nor are we aware of any material legal or governmental proceeding against us, or contemplated to be brought against us.

Dividend policy

In December 2011, we paid a $4.0 million dividend, representing $0.14 per share, to our shareholders for the year ended March 31, 2011. On July 21, 2012, we declared a $27.0 million dividend, representing $0.91 per share, for the year ended March 31, 2012, $22.0 million of which was paid to our shareholders, and the balance of which was offset against a loan receivable from IBS Group. On April 30, 2013, we declared a $30.5 million dividend, representing $1.00 per share, to our shareholders, for the year ended March 31, 2013. We paid this dividend in full by the end of November 2013 out of our operating cash flows.

Although we have declared and paid dividends in prior years, we do not intend to declare or pay any regular dividends on our Class A ordinary shares and Class B ordinary shares for the foreseeable future. While we currently intend to retain all available funds and any future earnings to fund the development and growth of our business, we may, by a resolution of the board of directors, authorize a special one-time dividend or other form of distribution to our shareholders at such time and such amount as the board of directors determines to be appropriate and in the best interest of the Company. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, subject to the BVI Act, and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition and future prospects, strategic plans of the Company and other factors our board of directors may deem relevant. Any future dividend that our board of directors declares will be shared equally on a per share basis.

B.  Significant Changes

No significant changes have occurred since March 31, 2015, except as otherwise disclosed in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.  Offer and Listing Details

Our Class A ordinary shares have been trading on the NYSE since June 26, 2013 under the symbol "LXFT." Prior to that time, there was no public market for our Class A ordinary shares. The following table sets forth for the periods indicated the high and low prices per Class A ordinary share as reported by the NYSE:

	NYSE
	High	Low
	(price per Class A ordinary share)
Annual
Fiscal year ended March 31, 2015	55.52	24.09
Fiscal year ended March 31, 2014 (beginning on June 26, 2013)	43.56	18.55

	NYSE
	High	Low
	(price per Class A ordinary share)
Quarterly
First quarter ended June 30, 2015	60.33	49.00
Fourth quarter ended March 31, 2015	55.52	36.94
Third quarter ended December 31, 2014	43.57	33.43
Second quarter ended September 30, 2014	38.95	30.32
First quarter ended June 30, 2014	38.29	24.09
Fourth quarter ended March 31, 2014	43.56	28.12
Third quarter ended December 31, 2013	39.57	25.50
Second quarter ended September 30, 2013	26.90	19.90
First quarter ended June 30, 2013 (beginning on June 26, 2013)	21.70	18.55

	NYSE
	High	Low
	(price per Class A ordinary share)
Most Recent Six Months
June 2015	60.33	52.88
May 2015	54.15	49.00
April 2015	57.30	49.26
March 2015	55.52	48.07
February 2015	52.75	38.09
January 2015	40.24	36.94

The closing price of our Class A ordinary shares as of June 30, 2015 was $56.55.

B.  Plan of distribution

Not applicable.

C.  Markets

See "—Offer and Listing Details" above.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Amended and Restated Memorandum and Articles of Association

General

We are a company incorporated in the British Virgin Islands and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time (the "Amended and Restated Memorandum and Articles of Association"), and by the provisions of applicable British Virgin Islands laws.

As of June 30, 2015, pursuant to our Amended and Restated Memorandum and Articles of Association, we are authorized to issue a maximum of 80,000,000 ordinary shares of no par value of which 32,892,577 shares are issued and outstanding.

The following are summaries of material terms and provisions of our Amended and Restated Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our ordinary shares. Unless otherwise stated, the following summaries are of the terms of our shares as of the date of this annual report. This summary is not intended to be complete, and for a full discussion, you should directly consult our Amended and Restated Memorandum and Articles of Association, which was filed as an exhibit to our registration statement on Form F-1.

Shareholder Rights

Voting rights of shareholders

In line with British Virgin Islands law, the voting rights of shareholders are governed by the Company's Amended and Restated Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The articles of association will govern matters such as the quorum for the transacting business, the rights of shareholders and the voting standards required to approve any action or resolution at a meeting of the shareholders.

Holders of our Class A ordinary shares and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, except as otherwise expressly provided in our Amended and Restated Memorandum and Articles of Association or required by any applicable law, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to ten votes per Class B ordinary share. Except as required by any applicable law or as provided for in this annual report, the holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders. There are no limitations on the rights of non-resident shareholders to hold or exercise voting rights on the Company's securities.

Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in a company's register of members. Our register of members is maintained by our transfer agent, American Stock Transfer & Trust Company, LLC. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register. The court may also direct the company to pay all costs of the application and any damages the applicant may have sustained.

Meetings of shareholders

Pursuant to our Amended and Restated Memorandum and Articles of Association, we are required to convene a meeting of shareholders upon written request of the shareholders entitled to exercise at least

30% of the voting rights with respect to the meeting's subject matter. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

Subject to our Amended and Restated Memorandum and Articles of Association, a meeting of shareholders of the Company must be announced with at least ten days' prior written notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the meeting can still be validly held even if a shareholder does not receive notice, including in the event that the convener(s) inadvertently failed to provide it.

Meetings may also be called with shorter notice than that mentioned above. Subject to our Amended and Restated Memorandum and Articles of Association, notice may be waived by the vote of shareholders representing at least 90% of the total voting rights on all the matters to be considered at the meeting. A shareholder waives notice for all shares he or she holds by appearing at the meeting.

A meeting of shareholders is duly constituted if, at the start of the meeting, at least 50% of the votes of the shares entitled to vote at the meeting are present. A single shareholder or proxy may constitute a quorum and may, by signing a certificate, pass a valid resolution of shareholders if authorized to act as a proxy. A shareholder may not vote, and his or her vote may not count for the purposes of a quorum, unless he or she is registered as of the record date.

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder of record who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share held. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution. Shareholders of record may also pass written resolutions without a meeting.

Cumulative voting

There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation. As a British Virgin Islands company, we have made provisions in our Amended and Restated Memorandum and Articles of Association to prohibit cumulative voting for such elections.

Protection of minority shareholders

Under the laws of the British Virgin Islands, there is little statutory law protecting minority shareholders other than the provisions of the BVI Act granting shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the BVI Act or the constituent documents of the company, our Amended and Restated Memorandum and Articles of Association. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and the Amended and Restated Memorandum and Articles of Association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the company's affairs as conducted by the majority of shareholders or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of British Virgin Islands company law or the provisions of the company's Amended and Restated Memorandum and Articles of Association, the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act that is outside the scope of the authorized business, illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) failure by the company to comply with applicable rules requiring approval of a special or extraordinary majority of shareholders. These protections are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Conversion of shares

Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. In addition, each Class B ordinary share will convert automatically into one Class A ordinary share upon the earlier of (i) any date specified by the affirmative vote or written consent of the holders of two-thirds or more of the outstanding Class B ordinary shares, (ii) the death or disability of a holder of such Class B ordinary share, (iii) a change of control transaction (as described in the Amended and Restated Memorandum and Articles of Association) with respect to a holder of such Class B ordinary share, (iv) any transfer, whether or not for value, except for certain transfers described in our Amended Restated Memorandum and Articles of Association, including, without limitation, transfers to certain affiliates and for tax and estate planning purposes, so long as the transferring holder of Class B ordinary shares continues to hold exclusive voting and dispositive power with respect to the shares transferred, (v) the first trading day after the earliest date on which the number of outstanding Class B ordinary shares represents less than 10% of the aggregate combined number of outstanding Class A and Class B ordinary shares or (vi) June 7, 2020 (the seventh anniversary of the adoption of the Amended and Restated Memorandum and Articles of Association).

Preferred shares

Our board of directors may, without shareholder consent, fix the rights, preferences, privileges and restrictions of a number of preferred shares determined in its discretion and authorize the issuance of the preferred shares. Specifically, with respect to preferred shares, the board of directors may fix dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, and in turn give preferred shareholders greater rights than those afforded to holders of Class A ordinary shares. The issuance of our preferred shares could thus adversely affect the voting power of holders of our Class A ordinary shares and their ability to receive dividends and liquidation payments. In addition, the issuance of preferred shares could have the effect of delaying, deferring or preventing a change of control or other corporate action. Presently we have no preferred shares outstanding, and we have no present plan to issue any preferred shares.

Pre-emption rights of shareholders

British Virgin Islands law does not distinguish between public and private companies, and does not provide some of the protections and safeguards investors might otherwise expect of a publicly traded company. In particular, there are no pre-emption rights applicable to the issuance of new shares under British Virgin Islands law, unless specifically created in a company's corporate documents. Our Amended and Restated Memorandum and Articles of Association do not grant preemption rights.

Liquidation rights of shareholders

As permitted by British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, we may voluntarily liquidate under Part XII of the BVI Act if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by both director and shareholder resolutions. Further, as permitted by British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, shareholders have the rights to an equal share in the distribution of the surplus assets of the company at its liquidation.

Modification of the rights of shareholders

As permitted by British Virgin Islands law, and our Amended and Restated Memorandum and Articles of Association, we may vary the rights attached to our Class A and Class B ordinary shares only with the written consent of or by the vote (at a meeting) of at least 50% of the issued shares of the respective class of shares.

Transfer of shares

Subject to any applicable restrictions set forth in our Amended and Restated Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares in writing in the common form or in any other form approved by our directors.

Our board of directors may, in its absolute discretion, resolve to refuse or delay the registration of any transfer of any share for reasons that shall be specified in the Resolution of Directors. If our directors refuse or delay the registration of a transfer, they must send notice of the refusal or delay in agreed form to each of the transferor and the transferee.

Share repurchase

As permitted by the BVI Act and our Amended and Restated Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us.

Forfeiture of shares

British Virgin Islands law does not impose any procedures or timelines whereby the board may make calls on shareholders in terms of outstanding taxes or fees. See "ITEM 10. Additional Information—E. Taxation—Taxation in the British Virgin Islands." However, where a shareholder is issued a par value share and does not pay the full share price, section 47(3) of the BVI Act requires the shareholder to pay the company the difference between the price and the par value. Additionally, Article 5 of our Amended and Restated Memorandum and Articles of Association sets out certain forfeiture procedures with respect to shares not fully paid by recipient shareholders on issue. We may deliver a written call notice requiring payment within 14 days from the date notice is served. If the shareholder fails to pay for the shares, at or before the time set out in the notice, the shares may be forfeited.

Despite the forfeiture rules set forth in our Amended and Restated Memorandum and Articles of Association, these rules will not apply to our Class A and Class B shares, because they are of no par value.

Dividends

Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we will satisfy the "solvency test." A British Virgin Islands company will satisfy the solvency test if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company's failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, as long as:

•
all checks, but no less than three, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•
we have not during that time or before the expiry of the three-month period received any indication that the shareholder, or a person entitled to such shares by death, bankruptcy or operation of law, indeed exists; and

•
upon expiration of the 12-year period, we have published in newspapers notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a board of directors which currently consists of eight directors. Our Amended and Restated Memorandum and Articles of Association provide that the board of directors will consist of at least two directors. There are no share ownership qualifications for directors.

Our shareholders may, pursuant to our Amended and Restated Memorandum and Articles of Association, at any time remove any director before the expiration of his or her period of office for cause, and may, pursuant to our Amended and Restated Memorandum and Articles of Association, elect another person in his or her stead. Subject to our Amended and Restated Memorandum and Articles of Association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy, as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our Amended and Restated Memorandum and Articles of Association (if any).

Meetings of our board of directors may be convened at any time deemed necessary by any of our directors. A meeting of our board of directors may make lawful and binding decisions if at least a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting may have a second or deciding vote. Our board of directors may also pass unanimous written resolutions without a meeting.

The compensation to be paid to the directors is determined by the directors by a resolution under our Amended and Restated Memorandum and Articles of Association. Under our Amended and Restated Memorandum and Articles of Association, the independent directors are also entitled to reimbursement of out-of-pocket expenses in connection with the performance of their duties as director.

Issuances of additional ordinary shares

Our Amended and Restated Memorandum and Articles of Association permit our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine.

Our Amended and Restated Memorandum and Articles of Association authorize our board of directors from time to time to issue ordinary shares to the extent permitted by the BVI Act.

Changes in authorized shares

We are authorized to issue 50,000,000 Class A ordinary shares and 30,000,000 Class B ordinary shares which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. We may by resolution:

•
combine and divide all or any of our ordinary shares, thus increasing the number of ordinary shares;

•
sub-divide our ordinary shares into shares of a smaller number than that fixed by our Amended and Restated Memorandum and Articles of Association, subject to the provisions of the BVI Act;

•
cancel any ordinary shares which have not been taken or agreed to be taken by any person by the date of the resolution; or

•
create new classes of ordinary shares with preferences as determined by the board of directors, although any such new classes of shares may only be created with prior shareholder approval.

Inspection of books and records

Under British Virgin Islands law, holders of our ordinary shares will be entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a) Amended and Restated Memorandum and Articles of Association; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders to which the inspecting shareholder belongs.

Subject to our Amended and Restated Memorandum and Articles of Association, our board of directors may, if they are satisfied that it would be contrary to our interest to allow a shareholder to inspect any document, or part of a document as referenced above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where our directors exercise their powers in these circumstances, they must notify the shareholder as soon as reasonably practicable.

Differences in corporate law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they enjoyed under the Delaware Corporate Law.

Conflicts of interest

Pursuant to the BVI Act and the Company's Amended and Restated Memorandum and Articles of Association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

•
vote on a matter relating to the transaction;

•
attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

•
sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

Anti-money laundering laws

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

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

Duties of directors

British Virgin Islands law provides that each director of a company in exercising his or her powers or performing his or her duties must act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director must exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. British Virgin Islands law requires that a director exercise his powers for a proper purpose and not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the company's memorandum and articles of association.

Anti-takeover provisions

The BVI Act does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions restricting the rights of shareholders to call meetings and to submit shareholder proposals. Our Amended and Restated Memorandum and Articles of Association contain the following provisions which may be regarded as defensive measures: (i) a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; (ii) the prevention of "business combinations" with "interested shareholders" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our Amended and Restated Memorandum and Articles of Association by a general meeting of our shareholders or satisfies other requirements specified in our Amended and Restated Memorandum and Articles of Association; (iii) directors' ability, in their absolute discretion, to decline to register any transfer of shares without assigning any reason; (iv) our board of directors' ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution; (v) restrictions on the ability of shareholders to call meetings and bring proposals before meetings; (vi) elimination of the ability of shareholders to act by written consent; and (vii) the requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Amended and Restated Memorandum and Articles of Association.

Interested directors

The BVI Act provides that a director must, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the company's board of directors. The failure of a director to disclose that interest does not invalidate the subject transaction, so long as the director's interest is disclosed to the board before the company enters into the transaction or is not required to be disclosed (for example, where the transaction is between the company and the director or is otherwise in the ordinary course of business). As permitted by British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf which relate to the transaction.

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

Mergers and similar arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of two-thirds or more of the votes of the shares entitled to vote thereon which were present at the meeting and voted, or a resolution consented to in writing by the same number of the votes of the Shares entitled to vote thereon.

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

Under the BVI Act, if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum of association or articles of the company, the British Virgin Islands court may, on the application of a shareholder or a director of the company, issue an order directing the company or director to comply with, or restraining the company or director from engaging in that conduct.

In addition, under the BVI Act, a British Virgin Islands court may, upon the shareholder's request, grant leave to a shareholder to bring proceedings on the company's behalf or to intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on the company's behalf. In determining whether to grant leave for such derivative actions, the court must take into account certain matters, including whether the shareholder is acting in good faith, whether the derivative action is in the interests of the company taking account of the views of the company's directors on commercial matters and whether an alternative remedy to the derivative claim is available.

A shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder. The BVI Act also includes provisions for actions based on oppression and for representative actions where the interests of the claimant are substantially the same as those of other shareholders.

Corporate governance

British Virgin Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve.

Indemnification

British Virgin Islands law does not limit the extent to which a company may provide for indemnification of its officers and directors, unless such indemnification would violate public policy in the view of the British Virgin Islands courts, such as where the director has committed civil fraud or a criminal offense. Our Amended and Restated Memorandum and Articles of Association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our Company in defending any proceedings, whether civil or criminal. To be entitled to indemnification, the director must have acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, must not have had reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

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

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location
Agreement with UBS	"ITEM 3. Key Information—Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations"
Outsourcing master service agreement with Deutsche Bank	"ITEM 4. Information About Luxoft—B. Business Overview—Clients"
Credit Agreement with Amsterdam Trade Bank, N.V. and amendments thereto	"ITEM 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit facilities"
Luxoft Holding, Inc Stock Plan	"ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock option plans—U.S. stock option plan"
SOP I	"ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock option plans—SOP I and SOP II"
SOP II	"ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock option plan—SOP I and SOP II"
Luxoft Holding, Inc 2014 Incentive Compensation Plan	"ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock option plan—Luxoft Holding, Inc. 2014 Incentive Compensation Plan"
Registration rights agreement	"ITEM 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with IBS—Registration rights agreement"

D.  Exchange Controls

There is no income or other tax of the British Virgin Islands imposed by withholding or otherwise on any payment to be made by us.

We are free to acquire, hold and sell foreign currency and securities without restriction. There is no exchange control legislation under British Virgin Islands law and accordingly there are no exchange control regulations imposed under British Virgin Islands law that would prevent us from paying dividends to shareholders in U.S. dollars or any other currencies, and all such dividends may be freely transferred out of the British Virgin Islands, clear of any income or other tax of the British Virgin Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the British Virgin Islands.

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

Taxation in the British Virgin Islands

The Government of the British Virgin Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its security holders (who are not tax resident in the British Virgin Islands).

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

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. See "ITEM 10. Additional Information—E. Taxation—Passive foreign investment company considerations" below. Further, this summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of owning, and disposing of Class A ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

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

Based on our financial statements, relevant market data and the projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for the taxable year ended March 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our Class A ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

United Kingdom Taxation

In May 2014, we completed transfer of the tax residence of our holding company from the British Virgin Islands to the UK to better align our legal and operating structures with business needs of the Group.

The following summary is intended to apply only as a general guide to certain UK tax considerations and is based on current UK tax law and current published practice of HM Revenue and Customs ("HMRC"), both of which are subject to change at any time, possibly with retrospective effect. This summary relates only to certain limited aspects of the UK taxation treatment of investors who are resident outside the UK, who will hold the Class A ordinary shares as investments and who are the beneficial owners of the Class A ordinary shares.

Any shareholder or potential investor should obtain advice from his or her own investment or taxation advisor. Shareholders and/or potential investors who are in any doubt as to their tax position, or who are subject to tax in any jurisdiction other than the UK, should consult a suitable professional adviser.

Taxation of dividends

A dividend payment in respect of a Class A ordinary share may be made without withholding or deduction for or on account of UK tax.

An individual holder of a Class A ordinary share who is non-UK resident for UK tax purposes will not be chargeable to UK income tax on a dividend paid by the Company unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the UK through a branch or agency in the UK to which the Class A ordinary share is attributable. In these circumstances, such holder may, depending on his or her individual circumstances including the application of any available relief, be chargeable to UK income tax on a dividend received from the Company.

A corporate holder of a Class A ordinary share who is non-UK resident for UK tax purposes will not be subject to UK corporation tax on a dividend received from the company unless it carries on a trade in the UK through a permanent establishment to which the Class A ordinary share is attributable. In these circumstances, such holder may, depending on its particular circumstances including the application of any available relief, be chargeable to UK corporation tax on a dividend received from the Company.

Taxation of capital gains

An individual holder who is non-UK resident for UK tax purposes will not be liable to UK capital gains tax on a capital gain realized on the disposal of a Class A ordinary share unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the UK through a branch or agency in the UK to which the Class A ordinary share is attributable. (In these circumstances, such holder may, depending on his or her individual circumstances including the application of any available relief, be chargeable to UK capital gains tax on a chargeable gain arising from a disposal of his or her Class A ordinary share.)

However, an individual shareholder who ceases to be resident in the UK for UK tax purposes for a period of less than five years (or, for departures before April 6, 2013, ceases to be resident or ordinarily resident or becomes treaty non-resident for a period of less than five tax years) and who disposes of Class A ordinary shares during that period may be liable upon his or her return to the UK to UK taxation on any capital gain realized (or upon ceasing to be regarded as resident outside the UK for the purposes of double taxation relief), subject to the application of any available relief.

A corporate holder of a Class A ordinary share who is non-UK resident for UK tax purposes will not be liable for UK corporation tax on a capital gain realized on the disposal of a Class A ordinary share unless it carries on a trade in the UK through a permanent establishment to which the Class A ordinary share is attributable. In these circumstances, a disposal of a Class A ordinary share by such holder may give rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax ("SDRT") will be payable on the issue of Class A ordinary shares and UK stamp duty should generally not be chargeable on a transfer of Class A ordinary shares provided that the instrument of transfer is executed outside the UK and does not relate to any matter or thing done or to be done in the UK. No UK SDRT will be payable in respect of any agreement to transfer Class A ordinary shares provided that the shares are registered in a register kept outside the UK by or on behalf of the Company.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing annual, quarterly and current reports and other information with the SEC, which you can access using the means described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited quarterly financial information within 90 days after the end of each quarter.

You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC's website at http://www.sec.gov.

I.  Subsidiary Information

Not applicable.

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

Foreign currency risk

We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2015, 59.7% of our sales were denominated in U.S. dollars and 29.9% were denominated in euros. On the cost side, however, in the year ended March 31, 2014, 20.8% of our expenses (excluding currency losses and changes in deferred tax) were denominated in rubles and 9.3% in Romanian leu. As a result, weakening of euro against U.S. Dollar and strengthening of the ruble relative to the U.S. dollar present the most significant risks to us. Fluctuations in currency exchange rates may impact our business significantly.

Based on our results in the year ended March 31, 2015, a 1.0% increase (decrease) in the value of euro against the U.S. dollar would have increased (decreased) our sales by $1.6 million. Based on our results in the year ended March 31, 2015, a 1.0% increase (decrease) in the value of Ruble against the U.S. dollar would have decreased (increased) our cost of services and operating expenses by $0.9 million.

We manage our foreign currency risk primarily through short-term forward contracts in order to reduce our exposure to volatility in the currency markets. During the year ended March 31, 2015, we engaged in forward sales contracts to hedge the euro against the U.S. dollar. Typically, our outstanding instruments have maturities from one to six months, with the longest maturity not exceeding 12 months. We have obtained credit limits from our counterparty banks and therefore are not required to maintain deposits on margin accounts in case of adverse market movements. Currency options are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). Therefore, we have been incurring financial loss or income as a result of these derivatives. As of March 31, 2015, we had $0 payable for our hedging positions.

Inflation risk

Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Wage inflation in Russia, Ukraine, Romania, Poland, South Africa, Bulgaria and Vietnam, where we operate our delivery centers, could also lead to payroll increases, which may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales if the selling prices of our services do not increase in line with increases in costs.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our variable rate borrowings. See "ITEM 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources."

We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The effective date of the registration statement, File No. 333 - 188765, for our IPO of Class A ordinary shares was June 25, 2013. The offering commenced on June 21, 2013 and was closed on July 1, 2013. UBS Limited, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, VTB Capital plc and Cowen and Company, LLC were joint bookrunning managers for the offering. We registered 4,092,070 Class A Ordinary Shares in the offering, which included 2,046,035 ordinary shares issued and sold by us and 2,046,035 ordinary shares sold by IBS Group. IBS Group offered the underwriters a 30-day over-allotment option to purchase up to 613,810 additional ordinary shares from IBS Group. The over-allotment was exercised by the underwriters for 613,810 ordinary shares on June 28, 2013.

We issued and sold the 2,046,035 ordinary shares at a price $17.00 per share. The aggregate offering price of the shares sold by us was approximately $32.3 million. The total expenses of the offering of the shares sold by us, including underwriting discounts and commissions, were approximately $1.3 million. The net proceeds that we received from the sale of the shares offered by us in the IPO were approximately $31.0 million. We spent approximately $3.2 million of this amount to acquire intellectual property rights for the Horizon software from one of our financial services clients, $7.9 million for acquisition of Radius and approximately $20.5 million to acquire Excelian.

IBS Group sold 2,046,035 shares in the offering and 613,810 shares pursuant to over-allotment. The aggregate price of the shares registered by us for the account of selling shareholder IBS Group was $32.3 million (not including over-allotment shares), and the aggregate offering price of the shares sold by IBS Group was $17.00 per share. We did not receive any proceeds from the sale by IBS Group of our ordinary shares.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

The net proceeds not used for acquisitions were invested in cash and cash equivalents and marketable securities.

ITEM 15.    CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures.    Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2015. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2015, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)
Management's Annual Report on Internal Control over Financial Reporting.    Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in

  Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

  •
  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with general accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies and procedures may deteriorate.

  Management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report. In making this assessment, we used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we determined that, as of the end of the period covered by this annual report, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(c)
Attestation Report of the Registered Public Accounting Firm.    This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the JOBS Act provides an exemption from such requirement to emerging growth companies.

(d)
Changes in Internal Control over Financial Reporting.    During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A:    Audit Committee Financial Expert

Our board of directors has determined that Marc Kasher is an "audit committee financial expert" as defined under the U.S. federal securities laws and has the requisite financial experience defined by the NYSE Listed Company Manual. In addition, Mr. Kasher is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the applicable listing standards of the NYSE. For further discussion, see "ITEM 6. Directors, Senior Management and Employees—A. Directors and Senior Management."

ITEM 16B:    Code of Ethics

Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees (subject to local laws and regulations), including our CEO, CFO, controller or principal accounting officer, or other persons performing similar functions, part of which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics can be found on our website at www.luxoft.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a report on a Form 6-K. We granted no waivers under our Code of Ethics during the fiscal year ended March 31, 2015.

ITEM 16C:    Principal Accountant Fees and Services

Fees paid to the auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Years ended March 31,
	2015	2014
	(in thousands of U.S. dollars)
Audit Fees(1)	$509	$427
Audit-Related Fees(2)	41	—
Tax Fees(3)	28	67
All Other Fees(4)	—	—

Total	$578	$494

(1)
"Audit Fees" include fees for services performed by our independent public accounting firm in connection with our annual audit for the years ended March 31, 2015 and 2014, certain procedures regarding our quarterly financial results submitted on Form 6-K for the year ended March 31, 2015, the filing of our registration statement on Form F-1 and annual reports on Form 20-F, and consultation concerning financial accounting and reporting standards.

(2)
"Audit-Related Fees" relate to assurance and associated services that are traditionally performed by the independent auditor, including accounting consultation and consultation concerning financial accounting and reporting standards.

(3)
"Tax Fees" include fees for professional services rendered by our independent registered public accounting firm for advice related to tax compliance, transfer pricing and tax on actual or contemplated transactions.

(4)
"All Other Fees" include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee's Pre-Approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants. Our Audit Committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D:    Exemptions From the Listing Standards for Audit Committees

None.

ITEM 16E:    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F:    Change in Registrant's Certifying Accountant

None.

ITEM 16G:    Corporate Governance

As a foreign private issuer, we are permitted under the NYSE rules to follow home country corporate governance practices instead of the NYSE requirements, provided we disclose which requirements we are not following and describe the equivalent home country requirement.

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE Listed Company Manual to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.

We have elected to apply the corporate governance rules of the NYSE applicable to controlled companies, with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of most of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or nearly all of the NYSE's requirements, including in the event we are no longer eligible for the "controlled company" exemption.

Certain corporate governance requirements are not reflected in the BVI Act or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below-market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Corporate governance practices."

ITEM 16H:    Mine Safety Disclosure

Not applicable.

 PART III

ITEM 17:    Financial Statements

Not applicable.

ITEM 18:    Financial Statements

See Financial Statements included at the end of this annual report.

ITEM 19:    Exhibits

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized this annual report to be signed on its behalf.

LUXOFT HOLDING, INC

By:	/s/ DMITRY LOSHCHININ
	Name:	Dmitry Loshchinin
	Title:	Chief Executive Officer and President

Dated: July 1, 2015

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum of Association and Articles of Association of Luxoft Holding, Inc., incorporated by reference to Registration Statement on Form F-1/A, filed on June 12, 2013 (File No. 333-188765)
2.1	Form of Registration Rights Agreement, incorporated by reference to Registration Statement on Form F-1/A, filed on June 12, 2013 (File No. 333-188765)
4.1
Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Bank, N.V., entered into on July 16, 2010, incorporated by reference to Registration Statement on Form F-1, filed on May 22, 2013 (File No. 333-188765)
4.2
Amendment No. 1 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank. N.V., entered into on July 16, 2010, incorporated by reference to Registration Statement on Form F-1, filed on May 22, 2013 (File No. 333-188765)
4.3
Amendment No. 2 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank, N.V., entered into on July 16, 2010, incorporated by reference to Registration Statement on Form F-1, filed on May 22, 2013 (File No. 333-188765)
4.4
Amendment No. 3 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank. N.V., entered into on July 16, 2010, incorporated by reference to Registration Statement on Form F-1, filed on May 22, 2013 (File No. 333-188765)
4.5
Outsourcing Master Services Agreement between Deutsche Bank AG, Luxoft Holding, Inc, LLC Luxoft Professional, Luxoft Ukraine LLC, Luxoft Eastern Europe (BVI), Luxoft UK Limited, Luxoft USA Inc. and Luxoft GmbH (Germany) entered into on January 6, 2011 and all related schedules, as amended by the Deed of Accession for Luxoft Consulting Inc. between DB, Luxoft Holding, Inc, Luxoft Professional LLC, Luxoft Ukraine LLC, Luxoft Eastern Europe Ltd., Luxoft UK Limited, Luxoft USA Inc., Luxoft GmbH (Germany), Luxoft International Company Limited and Luxoft Consulting Inc. entered into on January 1, 2013. Deed of Amendment to the Outsourcing Master Services Agreement between DB, Luxoft Holding, Inc, LLC Luxoft Professional, Luxoft Ukraine LLC, Luxoft Eastern Europe (BVI), Luxoft UK Limited, Luxoft, USA Inc., Luxoft GmbH (Germany) and Luxoft International Company Limited entered into on January 1, 2011, and all related annexes, incorporated by reference to Registration Statement on Form F-1/A, filed on June 21, 2013 (File No. 333-188765)†
4.6
Amended and Restated Global Framework Agreement 6481, entered into between UBS AG and Luxoft USA Inc. on September 16, 2010; Agreement amending and incorporating the Amended and Restated Global Framework Agreement between Luxoft Consulting Inc., Luxoft USA, Inc. and UBS entered into on November 16, 2011, and all related appendices; and Amendment to the Amended and Restated Global Framework Agreement between Luxoft USA, Inc. and UBS entered into on November 1, 2011, incorporated by reference to Registration Statement on Form F-1/A, filed on June 21, 2013 (File No. 333-188765)†
4.7
Unanimous written consent of directors of Luxoft Holding, Inc. on issue of shares under incentive stock option plan, dated March 25, 2010, and Form of Option Agreement, incorporated by reference to Registration Statement on Form F-1, filed on May 22, 2013 (File No. 333-188765)

Number	Description
4.8	Minutes of a Meeting of Stock Option Plan Committee of Luxoft Holding, Inc. on December 14, 2011; Annex #1 to Minutes of a Meeting of Stock Option Plan Committee of Luxoft Holding, Inc. on December 14, 2011; Main Terms and Conditions of Stock Option Plan 2; and Form of Option Agreement, incorporated by reference to Registration Statement on Form F-1, filed on May 22, 2013 (File No. 333-188765)
4.9	Luxoft Holding, Inc. Stock Plan (Effective as of June 14, 2012), incorporated by reference to Registration Statement on Form F-1, filed on May 22, 2013 (File No. 333-188765)
4.10	Luxoft Holding, Inc. 2014 Incentive Compensation Plan, incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed on November 14, 2014 (File No. 001-35976)
8.1	List of Subsidiaries of Luxoft Holding, Inc.
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) and Rule 15d-14(b), as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b), as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith
15.1	Consent of Ernst & Young LLC, an independent registered public accounting firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

†
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 406 of the U.S. Securities Act of 1933.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Luxoft Holding, Inc
Consolidated financial statements

Report of independent auditors

The Board of Directors and Shareholders of Luxoft Holding, Inc.

We have audited the accompanying consolidated balance sheets of Luxoft Holding, Inc. as of March 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxoft Holding, Inc. at March 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLC Moscow, Russia
July 1, 2015

Luxoft Holding, Inc

Consolidated balance sheets

(in thousands of US dollars, except share amounts)

	As of March 31, 2015	As of March 31, 2014
Assets
Current assets
Cash and cash equivalents	$45,593	$37,503
Trade accounts receivable, net of allowance for doubtful accounts of $1,299 at March 31, 2015 and $651 at March 31, 2014	102,269	78,624
Unbilled revenue	34,269	25,879
Work-in-progress	1,449	4,720
Due from related parties (Note 10)	1,121	1,280
VAT and other taxes receivable	2,403	1,755
Deferred tax assets (Note 12)	1,864	1,027
Advances issued	3,467	3,689
Other current assets	2,685	2,295

Total current assets	195,120	156,772

Non-current assets
Deferred tax assets (Note 12)	1,518	—
Property and equipment, net (Note 4)	34,727	26,445
Intangible assets, net (Note 6)	41,787	21,007
Goodwill (Note 5)	28,556	11,351
Other non-current assets	2,638	2,122

Total non-current assets	109,226	60,925

Total assets	$304,346	$217,697

Liabilities and shareholders' equity
Current liabilities
Short-term borrowings (Note 7)	$1,333	$20,476
Accounts payable	9,007	10,575
Advances received	678	1,754
Accrued liabilities (Note 9)	19,860	15,360
Deferred revenue	9,165	195
Due to related parties (Note 10)	508	144
VAT and other taxes payable	17,382	8,965
Contingent payable for business acquisition, current (Note 2)	8,460	1,489
Contingent payable for software acquisition, current (Note 2)	698	171
Other current liabilities	920	925

Total current liabilities	68,011	60,054

Deferred tax liability, non-current (Note 12)	3,863	2,811
Contingent payable for business acquisition, non-current (Note 2)	12,605	3,320
Contingent payable for software acquisition, non-current (Note 2)	1,359	1,749
Other non-current liabilities	384	146

Total liabilities	86,222	68,080

Shareholders' equity
Share capital (80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at March 31, 2015, and 80,000,000 shares authorized; 32,758,535 issued and outstanding with no par value as at March 31, 2014) (Note 11)	—	—
Additional paid-in capital	89,173	83,390
Retained earnings	130,619	67,470
Accumulated other comprehensive loss	(1,700)	(1,275)

Total shareholders' equity attributable to the Group	218,092	149,585

Non-controlling interest	32	32

Total equity	218,124	149,617

Total liabilities and equity	$304,346	$217,697

Luxoft Holding, Inc

Consolidated statements of comprehensive income

(In thousands of US dollars, except share and per share data)

	For the years ended March 31,
	2015	2014	2013
Sales of services	$520,548	$398,331	$314,596
Operating expenses
Cost of services (exclusive of depreciation and amortization)	293,960	229,537	185,557
Selling, general and administrative expenses	128,952	95,946	76,911
Depreciation and amortization	16,834	12,944	8,981
Loss from revaluation of contingent liability (Note 2)	1,166	922	—

Operating income	79,636	58,982	43,147

Other income and expenses
Interest expense, net	(543)	(1,508)	(1,277)
Other gain (loss), net (Note 8)	1,430	557	(1)
Gain (loss) from foreign currency exchange contracts (Note 2)	1,321	(1,134)	(621)
Net foreign exchange loss	(8,867)	(961)	(66)

Income before income taxes	72,977	55,936	41,182
Income tax expense (Note 12)	(9,828)	(4,706)	(3,645)

Net income	$63,149	$51,230	$37,537

Net income attributable to the non-controlling interest	—	—	—

Net income attributable to the Group	$63,149	$51,230	$37,537

Other comprehensive income, net of tax
Foreign currency translation adjustment	(47)	1,118	(1,514)
Unrecognized actuarial loss (Note 17)	(378)	—	—

Comprehensive income	$62,724	$52,348	$36,023
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—

Comprehensive income attributable to the Group	$62,724	$52,348	$36,023

Basic EPS per Class A and Class B ordinary share (Note 16)
Net income attributable to the Group per ordinary share	$1.93	$1.59	$1.27

Weighted average ordinary shares outstanding	32,790,711	32,129,355	29,662,696

Diluted EPS per Class A and Class B ordinary share (Note 16)
Diluted net income attributable to the Group per ordinary share	$1.91	$1.59	$1.24

Diluted weighted average ordinary shares outstanding	33,111,753	32,242,488	30,235,884

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statement of shareholders' equity

(In thousands of US dollars, except share amounts)

	Share capital				Accumulated other comprehensive loss (net of tax effect of 0)	Total shareholder's equity attributable to the Group
	Ordinary shares	Amount	Additional paid- in capital	Retained earnings			Non-controlling interest	Total equity
Balances at March 31, 2012	29,455,356	$—	$45,476	$36,138	$(879)	$80,735	$32	$80,767

Net income for the period	—	—	—	37,537	—	37,537	—	37,537
Foreign currency translation adjustment	—	—	—	—	(1,514)	(1,514)	—	(1,514)
Shares issued under the stock option plans	1,024,436	—	5,460	—	—	5,460	—	5,460
Issuance of restricted shares in replacement of option	84,700	—	—	—	—	—	—	—
Issuance of restricted shares in connection with acquisition	28,588	—	—	—	—	—	—	—
Dividend ($0.91 per share)	—	—	—	(26,955)	—	(26,955)	—	(26,955)

Balances at March 31, 2013	30,593,080	$—	$50,936	$46,720	$(2,393)	$95,263	$32	$95,295

Net income for the period	—	—	—	51,230	—	51,230	—	51,230
Foreign currency translation adjustment	—	—	—	—	1,118	1,118	—	1,118
Shares issued under the stock option plans (Note 15)	116,788	—	3,113	—	—	3,113	—	3,113
Initial public offering	2,046,035	—	32,348	—	—	32,348	—	32,348
Issuance of restricted shares in replacement of fully vested options	2,632	—	—	—	—	—	—	—
Offering issuance costs	—	—	(1,312)	—	—	(1,312)	—	(1,312)
Dividend ($1.00 per share)	—	—	—	(30,480)	—	(30,480)	—	(30,480)
Cancelation of stock options (Note 15)	—	—	(1,695)	—	—	(1,695)	—	(1,695)

Balances at March 31, 2014	32,758,535	$—	$83,390	$67,470	$(1,275)	$149,585	$32	$149,617

Net income for the period	—	—	—	63,149	—	63,149	—	63,149
Foreign currency translation adjustment	—	—	—	—	(47)	(47)	—	(47)
Unrecognized actuarial loss	—	—	—	—	(378)	(378)	—	(378)
Shares issued under the stock option plan (Note 15)	123,470	—	4,596	—	—	4,596	—	4,596
Cancellation of stock options(Note 15)	(30,660)	—	—	—	—	—	—	—
Equity based Compensation expenses (Note 15)	—	—	1,187	—	—	1,187	—	1,187

Balances at March 31, 2015	32,851,345	$—	$89,173	$130,619	$(1,700)	$218,092	$32	$218,124

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statements of cash flows

(In thousands of US dollars)

	For the Years ended March 31,
	2015	2014	2013
Operating activities
Income from operations	$63,149	$51,230	$37,537
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,834	12,944	8,981
Deferred tax expense (benefit) (Note 12)	(1,167)	(1,540)	152
Foreign currency exchange contracts (loss)/income (Note 2)	(1,321)	107	—
Loss on foreign exchange	8,867	961	66
Provision for doubtful accounts	805	386	190
Loss from revaluation of contingent liability (Note 2)	1,166	922	—
Share-based compensation (Note 15)	5,783	1,418	5,460
Other	(85)	139	(13)
Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(32,450)	(26,155)	(18,305)
Work-in-progress	3,271	(1,242)	419
Due to and from related parties	575	5,590	(4,636)
Accounts payable	(5,035)	(1,281)	989
Advances received	(1,077)	(68)	1,185
Accrued liabilities	(527)	2,768	1,435
Deferred revenue	7,545	195	—
Changes in other assets and liabilities	9,036	5,004	1,788

Net cash provided by operating activities	75,369	51,378	35,248

Investing activities
Purchases of property and equipment	(14,232)	(13,780)	(9,032)
Purchases of intangible assets	(3,868)	(6,034)	(2,033)
Proceeds from disposal of property and equipment	77	301	352
Acquisitions, net of cash acquired	(24,257)	—	(1,605)
Loans (issued to) repaid from related parties	—	380	(3,800)

Net cash used in investing activities	(42,280)	(19,133)	(16,118)

Financing activities
Proceeds from short-term borrowings	98,265	215,408	22,022
Repayment of short-term borrowings	(116,859)	(211,721)	(15,586)
Acquisition of business, deferred consideration	(2,747)	(2,376)	—
Repayment of capital lease obligations	(38)	(83)	(485)
Overdraft facilities, net	(598)	(84)	413
Repayment of loans from related parties	—	—	(5,547)
Foreign currency exchange contracts, net	909	(722)	—
Dividend paid	(18)	(30,587)	(21,915)
Proceeds from issue of shares pursuant to IPO	—	32,348	—
Repayment of IPO costs	—	(1,312)	—

Net cash provided by (used in) financing activities	(21,086)	871	(21,098)

Effect of exchange rate changes on cash and cash equivalents	(3,913)	(112)	(379)

Net increase (decrease) in cash and cash equivalents	8,090	33,004	(2,347)
Cash and cash equivalents at beginning of year	37,503	4,499	6,846

Cash and cash equivalents at end of period	$45,593	$37,503	$4,499

Supplemental disclosure of cash flow information
Cash paid for income tax	$3,013	$3,375	$3,337
Cash paid for interest	433	1,326	1,382

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Notes to consolidated financial statements

(In thousands of US dollars, except share amounts)

1. Description of business and environment

Luxoft Holding, Inc (the "Company") was incorporated as a company limited by shares under the laws of the British Virgin Islands ("BVI") on March 7, 2006. The Company has 25 subsidiaries across Switzerland, the United Kingdom, the United States of America, the Russian Federation, Ukraine, Romania, Canada, Poland, Cyprus, Vietnam, Singapore, Bulgaria and Mexico collectively referred to as "Subsidiaries". The Company and its Subsidiaries are collectively referred to as the "Group". The Company is a subsidiary of IBS Group Holding Limited ("IBS Group").

The Group is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations. The Group's software development services consist of core and mission custom critical software development and support, product engineering and testing, and technology consulting. The Group's solutions are based on its proprietary products and platforms that directly impact the Group's clients' business outcomes and efficiently deliver continuous innovation. The Group's products are part of its current portfolio of proprietary solutions that have not been commercialized in the past. However, the Group intends to grow its future sales using these products as stand-alone software and as a part of its software development services offering. The Group's platforms are also a part of its proprietary solutions portfolio that it utilizes within the scope of its software development services to clients. Most of the Group's platform components are available under non-commercial open source license to allow any potential user to quickly evaluate the characteristics of the technology, but these components are not sufficient for a commercial use.

2. Basis of presentation and significant accounting policies

Basis of presentation

The Swiss subsidiaries of the Group maintain their statutory accounting records and prepare their financial statements in Swiss francs ("CHF"). Other subsidiaries of the Group maintain their accounting records in United States dollars ("USD"), Russian rubles ("RUR"), Euros ("EUR"), British pounds ("GBP"), Ukrainian hryvnias ("UAH"), Romanian lei ("RON"), Polish złoty ("PLN") and Bulgarian Lev ("BGN") in accordance with the local or statutory requirements of the jurisdictions in which they are incorporated. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The accompanying consolidated financial statements differ from the financial statements of the subsidiaries issued for statutory purposes because they reflect certain adjustments, not recorded in the respective statutory accounting books that are appropriate to present the financial position, results of operations and cash flows.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority owned Subsidiaries. This generally includes all companies over which the Company directly or indirectly exercises control, which generally means that the Group owns more than 50% of the voting rights in the Subsidiary. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity's activities. The financial statements of the Subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Adjustments are made to

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

conform any dissimilar material accounting policies that may exist. All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

The list of subsidiaries of the Group is the following:

	% of ownership as at March 31
Subsidiary	2015	2014
Luxoft International Company Ltd.	100.00%	100.00%
Luxoft UK Ltd.	100.00%	100.00%
Excelian Ltd. (UK)	100.00%	n/a
Luxoft USA, Inc.	100.00%	100.00%
Radius Inc.	100.00%	n/a
Excelian, Inc	100.00%	n/a
Luxoft Canada Ltd.	100.00%	100.00%
Excelian Ltd. (Canada)	100.00%	n/a
Luxoft Eastern Europe Ltd.	100.00%	100.00%
Luxoft Mexico S.A. de C.V.	100.00%	n/a
Luxoft Singapore PTE. LTD.	100.00%	100.00%
Luxoft Poland sp.z.o.o.	100.00%	100.00%
Luxoft GmbH	100.00%	100.00%
Luxoft (Switzerland) GmbH	100.00%	100.00%
Luxoft Global Operations GmbH	100.00%	100.00%
Luxoft Vietnam Company Ltd.	100.00%	100.00%
Luxoft Bulgaria EOOD	100.00%	100.00%
Luxoft Professional Romania S.R.L.	100.00%	100.00%
Software ITC S.A.	99.40%	99.40%
Luxoft Services, LLC	100.00%	100.00%
Luxoft Professional, LLC	100.00%	100.00%
Luxoft Research, LLC	100.00%	100.00%
Luxoft Dubna, LLC	100.00%	100.00%
Luxoft Training Center	100.00%	100.00%
Luxoft Ukraine LLC	100.00%	100.00%

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

March 31, 2015		March 31, 2014			March 31, 2013
US 1$ =	0.9641 CHF	US 1$	=	0.8867 CHF	US 1$	=	0.9487 CHF
US 1$ =	58.4643 RUR	US 1$	=	35.6871 RUR	US 1$	=	31.0834 RUR
US 1$ =	23.4426 UAH	US 1$	=	10.955 UAH	US 1$	=	7.993 UAH
US 1$ =	0.92 EUR	US 1$	=	0.73 EUR	US 1$	=	0.78 EUR
US 1$ =	4.1115 RON	US 1$	=	3.2304 RON	US 1$	=	3.4455 RON
US 1$ =	0.67 GBP	US 1$	=	0.601 GBP	US 1$	=	0.658 GBP
US 1$ =	3.776 PLN	US 1$	=	3.081 PLN	US 1$	=	3.305 PLN

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

Comprehensive income

ASC 220 Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. Comprehensive income consists of foreign currency translation adjustments and adjustments to record changes in the funded status of the Group's defined benefit pension plan in accordance with ASC Subtopic No. 715-30, Defined Benefit Plans—Pension.

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

Recoveries of losses from accounts receivable written-off in prior years are presented within income from operations in the Group's consolidated statements of comprehensive income. Collections in respect of prior year write-offs amounted to $501 for the year ended March 31, 2015, $335 for the year ended March 31, 2014 and $244 for the year ended March 31, 2013.

The table below summarizes changes in qualifying accounts for the years ended March 31, 2012, 2013 and 2014:

	Balance at the beginning of period	Charged to costs and expenses	Deductions/ other	Balance at the end of period
Allowance for doubtful accounts
For the year ended March 31, 2013	405	190	(108)	487
For the year ended March 31, 2014	487	368	(204)	651
For the year ended March 31, 2015	651	805	(157)	1,299

Work-in-progress

Work-in-progress includes costs related to uncompleted contract stages. Costs include direct costs such as professional compensation (payroll and related benefits), subcontracting, travel, materials and other items.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. The estimated useful lives for property and equipment are as follows:

Buildings	25 years
Furniture and fixtures and motor vehicles	5 years
Exhibition and demonstration equipment	3 - 4 years
Assets under capital lease	3 years
Computers and office equipment	3 years
Capitalized software	3 years
Leasehold improvements	according to lease contracts

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

Goodwill

Goodwill represents an excess of the cost of business acquired over the fair value of identifiable net assets at the date of acquisition. Goodwill is reviewed for impairment annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with ASC 350 Intangibles—Goodwill and Other, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill.

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

Impairment of Long-lived assets

In accordance with ASC 360 Property, Plant, and Equipment, and ASC 205 Presentation of Financial Statements, long-lived assets to be held and used by the Group, including intangible assets that are subject to amortization, are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Group bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of these of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Group recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No impairment expense related to long-lived assets was recognized during the years ending March 31, 2015, 2014 and 2013.

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

Revenue recognition

The Group generates revenues primarily from software development services, including in such areas of competence as (a) custom software development and support, (b) product engineering and testing and (c) technology consulting. The Group recognizes revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

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

The Group enters into multiple elements arrangements with the customers that purchase license and further maintenance and support. The Group accounts for these revenues in accordance with guidance of ASC 605-25, Revenue recognition—multiple elements arrangements. The selling price of each element is based on vendor specific objective evidence ("VSOE") if available or estimated selling price. The estimation of selling price is made through consultation with and approval by the Group's management, taking into consideration the Group's pricing model and go-to-market strategy. Some of

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

the software arrangements include consulting implementation services sold. Consulting revenues from these arrangements are generally accounted for separately from new software licenses revenues because the arrangements qualify as services transactions as defined in ASC 985-605. The more significant factors considered in determining whether the revenues should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenues for consulting services are generally recognized as the services are performed.

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

Warranty Costs

In most contracts the Group warrants that the technology solutions it developed for its clients would operate in accordance with the project specifications without defects for a specified warranty period. In the event that defects that the Group is held responsible for are discovered during the warranty period, the Group is obligated to remedy the defects.

The Group provides for the estimated cost of warranties at the time the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost-per-claim and knowledge of specific product failures that are outside of the Group's typical experience. The Group has never incurred any material amounts with respect to the warranties for its solutions. Each quarter, the Group re-evaluates these estimates to assess the adequacy of its recorded warranty liabilities considering the size of the installed base of products subject to warranty protection and adjusts the amounts as necessary. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty liabilities would be required and could materially affect the Group's results of operations.

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

Advertising

The Group expenses the cost of advertising as incurred. Advertising expenses for the years ended March 31, 2015, 2014 and 2013 were $2,281, $1,390 and $836 respectively, and are classified as selling expenses.

Social contributions

The Group contributes to pension and social funds in accordance with the legislation applicable to each of the subsidiaries. These contributions amounted to approximately, $20,608, $16,300 and $12,891 for the years ended March 31, 2015, 2014 and 2013, respectively, and were expensed as incurred.

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

Derivative financial instruments

To protect itself from possible changes related to forecasted transactions denominated in currencies different from US dollars, the Group uses forward and option currency exchange contracts. In accordance with ASC 815 Derivatives and Hedging, the Group recognizes all derivative financial instruments, such as foreign exchange contracts at fair value. Changes in fair values of derivatives not qualifying as hedges are reported in income. Such options and contracts generally originate and expire or are settled within the fiscal year, but these have an effect on the Group's interim financial statements as some of the instruments may be outstanding at interim dates. The Group does not currently deem underlying criteria to be perfectly matched and therefore does not believe the currency contracts qualify for hedge accounting as defined by ASC 815. Estimates of fair value were determined in accordance with ASC 820 Fair Value Measurements.

Concentration of credit risk

The concentrations of credit risk associated with trade and other receivables are mitigated by ongoing procedures to monitor the creditworthiness of customers and other debtors.

As of March 31, 2015, the largest clients' balances accounted for 32%, 21%, 9%, 4% and 3% of the total Group's accounts receivable. As of March 31, 2014, the largest clients' balances accounted for 33%, 20%, 11%, 6%, 6%, of the total Group's accounts receivable. As of March 31, 2013, the largest clients' balances accounted for 30%, 13%, 13%, 6% and 5% of the total Group's accounts receivable.

For the year ended March 31, 2015, the same customers accounted for 36%, 20%, 8%, 4% and 4% of the Group's revenues. For the year ended March 31, 2014, the same clients accounted for 32%, 19%, 9%, 7% and 4% of the Group's revenues. For the year ended March 31, 2013, the same customers accounted for 29%, 18%, 10%, 8% and 5% of the Group's revenues.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

Use of estimates in preparation of financial statements

The preparation of these consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

The summary of the derivative financial instruments measured at fair value are summarized below:

	Balance as of March 31, 2014	Revaluation	Received from the bank (net)	Balance as of March 31, 2015
Fixing	$(304)	$1,214	$(910)	$—
Revaluation	(107)	107	—	—

Total	$(411)	$1,321	$(910)	—

	Balance as of March 31, 2013	Revaluation	Paid to the bank (net)	Balance as of March 31, 2014
Fixing	$—	$(1,027)	$723	$(304)
Revaluation	—	(107)	—	(107)

Total	$—	$(1,134)	$723	(411)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

The Group recognized a net gain/(loss) from foreign currency exchange contracts as gain/(loss) from foreign currency contracts in the condensed consolidated statements of comprehensive income, including foreign currency exchange contracts settled during the following periods:

Year ended March 31,
2015	2014	2013
$1,321	$(107)	$—

Level 3:    Valuations derived from valuation techniques in which one or more significant inputs are unobservable. The changes in the Group's Level 3 financial instruments are presented below:

	Balance as of March 31, 2014	Additions / Revaluation	Repayment/ Reclassification	Balance as of March 31, 2015
Contingent payable for business acquisition, at fair value	$4,809	$21,583	$(5,327)	$21,065
Contingent payable for software acquisition, at fair value	1,920	486	(349)	2,057

Total	$6,729	$22,069	$(5,676)	$23,122

	Balance as of March 31, 2013	Revaluation	Repayment	Balance as of March 31, 2014
Contingent payable for business acquisition, at fair value	$5,805	$1,380	$(2,376)	$4,809
Contingent payable for software acquisition, at fair value	5,582	(458)	(3,204)	1,920

Total	$11,387	$922	$(5,580)	$6,729

The Group used Level 3 inputs when determining the fair value of contingent payable for business Acquisition (Note 3), contingent payable for software acquisition (Note 6) Luxoft reportable unit for the purposes of determining goodwill impairment (see Note 5), and the value of shares issued under the stock option plans of the Company (Note 15).

In determining the estimated fair values of the reporting units, the Group employed a Discounted Cash Flow ("DCF") analysis. Determining estimated fair values requires the application of significant judgment.

The basis for the Group's cash flow assumptions includes forecasted revenue, operating costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility. In addition to that, the Group has to estimate the applicable discount rate and the terminal growth rates, where applicable. The most significant unobservable inputs used in the valuation of contingent payables are as following:

•
Cost of capital: The cost of capital reflects the return a hypothetical market participant would require for a long-term investment in an asset and can be viewed as a proxy for the risk of that

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

    asset. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value of the assets. The cost of capital used by the Group in its analysis ranged from 16% to 19% based on the level of risk related to each particular asset or reporting unit.

•
Cost of debt: The cost of debt reflects the effective rate paid for use of current debt facilities. The cost of debt used by the Group in its analysis ranged from 2.5% to 3.0%.

•
Short- and medium-term growth rates: Short- and medium-term growth rates reflect the level of economic growth in each of the Group's markets from the last forecasted period. These assumptions are inherently uncertain. The growth rates used by the Group in its current year analysis ranges from was 6.1% to 28.6%.

•
Forecasted operating costs: The level of cash flow generated by each operation is ultimately governed by the extent to which the Group manages the relationship between revenues and costs. The Group forecasts the level of operating costs by reference to (a) the historical absolute and relative levels of costs the Group has incurred in generating revenue, (b) the operating strategy of each business, (c) specific forecasted operating costs to be incurred and (d) expectations as to what these costs would be for an average market participant. The Group's estimates of forecasted operating costs are developed from a number of external sources, in combination with a process of on-going consultation with operational management.

•
Forecasted capital expenditure: The size and phasing of capital expenditure, both recurring expenditure to replace retired assets and investments in new projects, has a significant impact on cash flows. The Group forecasts the level of future capital expenditure based on current strategies and specific forecast costs to be incurred, as well as expectations of what these costs would be like for an average market participant. The Group's estimate of forecasted capital expenditure is developed from a number of external sources, in combination with a process of on-going consultation with operational management.

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

Recent accounting pronouncements

With the exception of the below, there have been no recent accounting pronouncements or changes in accounting pronouncements during year ended March 31, 2015 that are of significance, or potential significance, to the Company's consolidated financial statements:

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company plans to apply the new standard beginning January 1, 2017, either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of adopting this new accounting standard on its financial statements.

In June 2014, the FASB issued Accounting Standards Update 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period ("ASU 2014-12"). ASU 2014-12 applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period to be treated as a performance condition. A reporting entity should apply existing guidance ASC 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The adoption of this guidance, which is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, is not expected to have a material effect on the Company's consolidated balance sheet or results of operations.

In August 2014, the FASB issued Accounting Standards Update 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (i) provide a definition of the term substantial doubt, (ii) require an evaluation every reporting period

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

including interim periods, (iii) provide principles for considering the mitigating effect of management's plans, (iv) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (v) require an express statement and other disclosures when substantial doubt is not alleviated, and (vi) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The adoption of this guidance, which is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter, is not expected to have a material effect on the Company's consolidated balance sheet or results of operations.

In January 2015, the FASB issued Accounting Standards Update 2015-01, Income Statement—Extraordinary and Unusual Items ("ASU 2015-01"). ASU 2015-01 simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The adoption of this guidance, which is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, is not expected to have a material effect on the Company's consolidated balance sheet or results of operations.

3. Business combinations

Acquisition of Excelian Limited ("Excelian")

On February 18, 2015, the Group has completed the acquisition of Excelian, a private company limited by shares incorporated in England and Wales. Excelian is a systems integrator and technology consulting company specializing in trading and risk management software for the financial services and commodities markets.

This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combination.

According to the agreement, the Group purchased from the stockholders of Excelian and several holders of options in Excelian all of the issued and outstanding ordinary shares of Excelian for the total consideration of £13,415 or $20,513 at exchange rate of £1=$1.5291 paid by the Company. The results of Excelian were included in the consolidated statements of comprehensive income from February 18, 2015.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

3. Business combinations (Continued)

The following is the assets and liabilities of Excelian as of February 18, 2015, reflecting the preliminary purchase price allocation to the net assets acquired:

February 18, 2015
Cash	4,676
Other current assets	10,261
Contract-based customer relationships	9,041
Goodwill	4,339
Software licenses	512
Fixed assets	175

Total assets	29,004
Current liabilities	(8,491)

Total liabilities	(8,491)

Total net assets acquired	20,513

Total purchase consideration	20,513

The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of an identified client base in the amount of $9,041 which will be amortized over a period of 10 years. The purchase price excess over the fair value of net assets acquired amounted to $4,339 and was recorded as goodwill and allocated to the Group's reporting unit.

Acquisition of Radius Inc. ("Radius")

On October 3, 2014, the Group has completed the acquisition of Radius Inc, a Washington corporation specializing in the Internet of Things (IoT) in delivering enterprise solutions across mobile, cloud, data and application programming interface technologies.

This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combination.

In accordance with the stock purchase agreement, the Group paid $7,920 upon signing of the agreement and $1,980 in April 2015 upon delivery of results for 2014 fiscal year. Payment of the balance of the initial payment will be made in two equal installments following the delivery of financial statements by Radius for its 2015 and 2016 fiscal years. In the event that Radius achieves certain aggregate adjusted EBITDA and revenue CAGR targets for its 2014, 2015 and 2016 fiscal years, the Group agreed to pay the Radius Sellers a final payment of up to $7.9 million, provided, however, that the total consideration for the acquisition may not exceed $27.7 million. Total gain from revaluation of this consideration for the year ended March 31, 2015, amounted to $600 and is included in other operating costs in Statement of Comprehensive income.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

3. Business combinations (Continued)

The following is the assets and liabilities of Radius as of October 3, 2014, reflecting the preliminary purchase price allocation to the net assets acquired:

October 3, 2014
Contract-based customer relationships	11,772
Fixed assets	163
Other assets	275
Goodwill	12,674
Other net current assets	1,781

Total net assets acquired	26,665

Total purchase consideration	26,665

The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of an identified client base in the amount of $11,772 which will be amortized over a period of 5 years. The purchase price excess over the fair value of net assets acquired amounted to $12,674 and was recorded as goodwill and allocated to the Group's reporting unit.

Acquisition of Mecel Populus Suite ("Populus")

On June 30, 2014, the Group entered into the purchase agreement with Mecel AB for the acquisition of Mecel Populus Suite ("Populus"), a provider of a complete tool chain for designing, developing and deploying user interfaces for distributed embedded systems. As a result of this transaction, Mecel AB assigned several contracts with its major customers to the Group.

In accordance with the purchase agreement, the Group paid Mecel AB $1,000 upon signing of the agreement and further $1,000 in November upon successful knowledge transfer. The Group will also pay contingent cash consideration up to $1,000 during the next 2.5 years subject to the Populus business meeting certain revenue and gross margin indicators.

The purchase was consummated on June 30, 2014. The total purchase consideration may vary from $2,000 to $3,000.

This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combination.

The results of Populus are included in the consolidated statements of comprehensive income from July 1, 2014. The Group revalues the contingent liability for the purchase of Populus on a quarterly basis.

The Group's consolidated financial statements reflect the purchase price allocation based on the fair value of identified intangible assets in the amount of $2,364 which will be amortized over a period of 5 years. The purchase price excess over the fair value of the net assets acquired amounted to $192 and was recorded as goodwill and allocated to the Group's reporting unit.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

3. Business combinations (Continued)

The following is a summary of revenues and net income included in the consolidated statements of income and comprehensive income for the year ended March 31, 2015:

	Excelian	Radius	Populus
Revenue	6,538	10,537	1,294
Net Income	494	495	670

The pro-forma revenue and net income of the combined entity as though Excelian, Radius and Populus were acquired as of April 1, 2013 would have been $581,198 and $66,772 for the year ended March 31, 2015, and $472,903 and $56,521 for the year ended March 31, 2014.

Acquisition of Freedom Professional Services & Technologies LLC ("FOSS")

On February 20, 2013, Luxoft USA Inc entered into an agreement with FOSS, an IT software development and integration company, and with two individual shareholders of FOSS, under which FOSS assigned to Luxoft USA Inc several of its major contracts, including UBS and Standard & Poor's and also transferred its key employees to Luxoft USA Inc together with technologies and related software tools, which allowed the Group to develop a new practice in SOA/Open Source, and to access new technologies.

The Group concluded that the above acquisition qualifies as a business combination in accordance with ASC 805, Business Combination because it acquired required inputs and processes, as well as customer base, which substantially constitute a business.

According to the agreement, Luxoft USA Inc paid FOSS $850 upon signing and will pay contingent cash consideration and 28,588 the Company's Class A ordinary shares subject to the acquired FOSS business meeting certain revenue and gross margin conditions. The purchase was made on March 20, 2013. The amount of contingent consideration depends on meeting certain revenue and gross margin indicators. The total purchase consideration varies from $3,226 to $11,788, including payment in shares.

The results of FOSS were included in the consolidated statements of comprehensive income from April 1, 2013. The Group revalues contingent liabilities for purchase of FOSS assets on a quarterly basis. Total estimated cost of acquisition as of March 20, 2013, is presented below:

March 31, 2013
Initial payment	$850
Second payment including:
Estimated fair value of contingent cash consideration	5,267
Estimated fair value of contingent share-based consideration	538

$6,655

Total loss from revaluation for the years ended March 31, 2015 and 2014, amounted to $1,061 and $1,381, respectively, and are included in other operating costs in Statement of Comprehensive income.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

3. Business combinations (Continued)

The following is the assets and liabilities of FOSS as of March 20, 2013, reflecting the purchase price allocation to the net assets acquired:

March 20, 2013
Contract-based customer relationships	6,389
Goodwill	361

Total assets	6,750
Deferred tax liability	(95)

Total liabilities	(95)

Total net assets acquired	6,655

Total purchase consideration	6,655

The Group's financial statements reflect the purchase price allocation based on the fair value of an identified client base in the amount of $6,389, which will be amortized over a period of 5 years. The purchase price excess over the fair value of net assets acquired amounted to $361 and was recorded as goodwill and allocated to Luxoft reporting unit.

4. Property and equipment

Property and equipment consisted of the following as of March 31:

	2015	2014
Land	$5,277	$5,277
Buildings	3,554	3,554
Motor vehicles, furniture and fixtures	12,306	8,463
Assets under capital lease	115	374
Leasehold improvements	7,672	4,569
Software	9,766	6,706
Computers and office equipment	29,620	19,617

Total cost	68,310	48,560
Accumulated depreciation	(33,932)	(22,403)

	34,378	26,157
Assets under construction	349	288

Property and equipment, net	$34,727	$26,445

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

5. Goodwill and long-lived assets

Goodwill

Goodwill as of March 31, 2015, 2014 and 2013 comprises the following:

Luxoft
Balances at March 31, 2013	$11,351

Balances at March 31, 2014	$11,351

Acquisition of Populus	192
Acquisition of Radius	12,674
Acquisition of Excelian	4,339

Total Goodwill acquired	17,205

Balances at March 31, 2015	$28,556

No impairment of goodwill had occurred as of the years ended March 31, 2015, 2014 and 2013.

6. Intangible assets

Intangible assets consisted of the following:

		As of March 31, 2015		As of March 2014
	Weighted- average useful lives	Cost	Accumulated amortization	Cost	Accumulated amortization
Capitalized software development costs	5 years	$18,051	$(6,167)	$16,088	$(5,827)
Contract-based customer relationships	5 - 10 years	41,570	(13,718)	20,756	(10,069)
IP rights	5 years	2,364	(355)	—	—
Other	4 - 6 years	391	(349)	391	(332)

Total		$62,376	$(20,589)	$37,235	$(16,228)

Amortization expense for intangible assets for the year ended March 31, 2015, 2014 and 2013 was $6,476, $4,065 and $2,138 respectively.

For the next 5 years amortization to be presented:

Amortization
For the year ended March 31, 2016	9,354
For the year ended March 31, 2017	9,207
For the year ended March 31, 2018	9,022
For the year ended March 31, 2019	6,323
For the year ended March 31, 2020 and thereafter	7,881

Total	41,787

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

6. Intangible assets (Continued)

On December 31, 2012, Luxoft International Company Ltd. entered into an agreement with Deutsche Bank AG (London Branch) and DB Services New Jersey, Inc. for the purchase of Horizon, a software product for comprehensive across-enterprise risk management and visualization. Pursuant to this agreement, Luxoft International Company Ltd. agreed to pay 2.5 million euroand 20% of the net revenues from the sale of this software to third parties during next five years. The Group estimated the fair value of the contingent liability as of December 31, 2012 in the amount of net present value of future revenue sharing payments totaling $2,378, which was estimated based on the forecasted revenues in the following 5 years discounted at 15%. The Group performs revaluation of liabilities on quarterly basis. Fair value of contingent consideration as of March 31, 2015 is $2,057.

7. Short-term borrowings

Short-term borrowings consisted of the following loans:

	As of March 31, 2015	As of March 31, 2014
Royal Bank of Scotland	$809	$—
Deutsche Bank AG, London Branch	—	9,082
BNP Paribas Dublin Branch	—	8,034
Citibank Europe PLC	—	2,414
Citibank Europe PLC (overdraft)	—	598
Other	524	348

Total	$1,333	$20,476

As of March 31, 2015, the above loans have short-term maturities and bear interest 1.9% per annum.

On November 28, 2012, the Group entered into full recourse receivable purchase facility agreement with Deutsche Bank AG, London Branch for the total amount up to $15,000. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR/EURIBOR/PLNWIBOR for the relevant purchase term (30/60 days) plus a margin of 4%, plus handling fees. The loan is guaranteed by IBS Group, Luxoft USA, Luxoft UK, Luxoft GmbH, Luxoft Poland and Luxoft International. There was no outstanding amount as of March 31, 2015 under this agreement.

On January 10, 2013, Excelian entered into an invoice discounting agreement of up to £3,000 with Royal Bank of Scotland (RBS). Under this agreement the Group can assign certain receivables in exchange for cash less a discount based of 1.90% per annum. The outstanding amount was $809 as of March 31, 2015.

On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement of up to $10,000 with BNP Paribas Dublin Branch. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR for the relevant purchase term (30/60 days) plus 3% per annum. On November 27, 2013, BNP Paribas increased the amount of credit limit available to the Company to $25,000. There was no outstanding amount as of March 31, 2015 under this agreement.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

7. Short-term borrowings (Continued)

On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GMBH entered into uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5,000. This agreement is a continuing agreement and remain in full effect subject to the terms of this agreement until 30 days after the Bank`s receipt of written notice of termination from the Borrower's agent. Under this agreement the borrower can use Pre- or Post-Shipment advance. Interest rates for Pre-Shipment is LIBOR plus 2% p.a. and interest rate for Post-Shipment is LIBOR plus 1.25% p.a. There was no outstanding amount as of March 31, 2015 under this agreement.

8. Other gain (loss)

Other gain (loss) consisted of the following:

	2015	2014	2013
Operating rent income	1,374	626	—
Loss from sale of fixed assets	(66)	(102)	—
Other income/(loss)	122	33	(1)

Total other income/expenses	1,430	557	(1)

9. Accrued liabilities

Accrued liabilities consist of the following as of March 31:

	2015	2014
Compensations and salaries	$16,914	$14,191
Other	2,946	1,169

Total	$19,860	$15,360

10. Related party transactions

The following table provides the balances with related parties as of March 31:

Due from related parties, current:

	2015	2014
Receivable from related parties	$921	$1,144
Loan due from related party	50	50
Loans due from employees	150	86

Total due from related parties, current	$1,121	$1,280

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

10. Related party transactions (Continued)

Due to related parties, current:

	2015	2014
Payable to related parties	508	144

Total due to related parties, current	$508	$144

The Group guaranteed $3,710 and $8,582 of short-term debt of IBS Group's other subsidiaries at March 31, 2015 and 2014.

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

Below are the turnovers of related parties:

	For the years ended March 31,
	2015	2014	2013
Sales of services	3,618	4,522	12,273
Purchase of goods	947	1,548	658
Purchase of services	1,620	527	486

11. Shareholders' equity

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

On April 30, 2013, the Group declared a dividend in the amount of $30,480. The dividend payable to IBS Group and other shareholders amounted to $25,200 and $5,280. A portion of the dividend in the amount of $25,200 was paid to IBS Group and a dividend in the amount of $5,387 was paid to other shareholders during the period ended March 31, 2014. There was no outstanding amount of dividend payable as of march 31, 2015.

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

11. Shareholders' equity (Continued)

On June 7, 2013 the shareholders of the Company approved to redesignate the Company's ordinary shares into two new classes of shares, comprised of 3,120,675 Class A Ordinary Shares and 27,472,405 Class B Ordinary Shares (the "Reclassification"). The above reclassification became effective on July 1, 2013 upon the Company's IPO.

On July 1, 2013, the Group completed its initial public offering of 2,046,035 Class A ordinary shares at $17.00 per Class A ordinary share. Group's Class A ordinary shares are listed on the New York Stock Exchange under the symbol "LXFT". The net proceeds to the Group from the offering, after deducting the underwriting discount and commissions and the offering expenses, were $31,036.

On November 27, 2013, one of the minority shareholders sold 2,800,000 Class A ordinary shares at $34.00 per Class A ordinary share. As a result of Secondary Public Offering the Group did not get any proceeds.

On October 27, 2014, IBS Group reported that the previously announced proposal to reorganize IBS Group via an exchange of shares and Global Depository Receipts ("GDRs") of IBS Group for shares of the Company through a scheme of arrangement (the "Transaction") was approved. As per IBS Group's announcement, holders of the GDRs listed on the regulated market of the Frankfurt Stock Exchange and holders of issued and outstanding shares in IBS Group, other than the shares held by BXA Investments Ltd and Croyton Limited, (the "Transaction Shares", and together with the GDRs the Transaction Securities") received for each Transaction Security cancelled pursuant to the Transaction, 0.95 shares in the Company.

As a result of the Transaction, the ownership of IBS Group in the share capital of the Company has decreased from approximately 68.6% to approximately 44.2%. 8,003,828 shares of the Company were converted based on the exchange ratio of 0.95, from Class B ordinary shares (which entitle the holder to ten votes per share) to Class A ordinary shares and exchanged for IBS Group securities.

12. Income taxes

The Group's income is subject to taxation under tax jurisdictions having different tax rates: Switzerland—10%, British Virgin Islands—0%, the Russian Federation (Russia)—20%, Ukraine—18%, Romania—16%, Poland—19%, the United States of America (USA)—35%, the United Kingdom (UK)—21%, Canada—35%, Germany—29%, Cyprus—12.5% Singapore—17% and Bulgaria—10%.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

12. Income taxes (Continued)

Income tax expense consisted of the following:

	For the years ended March 31,
	2015	2014	2013
Current income taxes
Russia	$(2,639)	$(1,128)	$(915)
Ukraine	—	2	(127)
Romania	(1,195)	14	(895)
USA	(1,004)	(437)	(381)
UK	(131)	(82)	(130)
Cyprus	(151)	(419)	(882)
Germany	(61)	(83)	(55)
Poland	(166)	(152)	(60)
Switzerland	(5,664)	(3,914)	(25)
Vietnam	27	(30)	—
Singapore	(9)	(17)	(23)
Bulgaria	(2)	—	—

Total current income tax expense	$(10,995)	$(6,246)	$(3,493)

	For the years ended March 31,
	2015	2014	2013
Deferred taxes
Russia	$(225)	$606	$(133)
Romania	327	208	211
USA	701	795	—
Ukraine	(67)	(407)	—
Cyprus	118	50	(230)
Bulgaria	104	—	—
Mexico	94	—	—
UK	190	—	—
Switzerland	(75)	288	—

Total deferred tax benefit/(expense)	1,167	1,540	(152)

Total income tax expense	$(9,828)	$(4,706)	$(3,645)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

12. Income taxes (Continued)

The reconciliation between the income tax expenses reported in the accompanying consolidated financial statements and income before taxes applicable to the Group's income is provided below:

	Years ended March 31,
	2015	2014	2013
Different tax rates of subsidiaries	$(7,955)	$(4,581)	$(2,866)
Tax effect of non-deductible expenses at applicable tax rates	(674)	(365)	(430)
Accrued tax claims	(100)	—	(63)
Tax on distribution of earnings of subsidiaries	—	(109)	(230)
Exchange difference	(519)	—	—
Tax loss carry-forwards	(748)	—	—
Benefit from a change in tax position	168	405	—
Other	—	(56)	(56)

	$(9,828)	$(4,706)	$(3,645)

The following table summarizes major components of the Group's deferred tax assets and liabilities:

	For the years ended March 31
	2015	2014	2013
Deferred tax assets
Accrued operating (and interest) expenses	$1,779	$1,732	$1,272
Net operating loss / Tax loss carry forward	1,175	499	395
Contingent consideration	1,213	1,332	1,843
Other	15	39	39

Total deferred tax assets	4,182	3,602	3,549
Valuation allowance	(395)	(395)	(395)

Total deferred tax assets after valuation allowance	3,787	3,207	3,154

Deferred tax liabilities
Accounts receivable and revenue accruals	(145)	(95)	(459)
Inventory and deferred cost of revenue	(241)	(753)	(575)
Tax on undistributed earnings of subsidiaries	—	—	(230)
Property and equipment	(2,876)	(2,258)	(1,843)
Intangible assets	(1,006)	(1,885)	(3,503)

Total deferred tax liabilities	(4,268)	(4,991)	(6,610)

Net deferred tax asset, current	1,864	1,027	238
Net deferred tax asset, non-current	1,518	—	—
Net deferred tax liability, current	—	—	(230)
Net deferred tax liability, non-current	(3,863)	(2,811)	(3,464)

Net deferred tax liabilities	$(481)	$(1,784)	$(3,456)

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

At March 31, 2015, the Company has a net operating loss in Bulgaria, Mexico, Ukraine and the United Kingdom. These net operating losses will be utilized prior to their expiration in accordance with the local tax legislation (losses can be utilized in Bulgaria within a period of 5 years, in Mexico—10 years and in Ukraine and the United Kingdom—unlimited) and, therefore, no valuation allowance was accrued on deferred taxes related to these losses.

Undistributed earnings of foreign subsidiaries that are indefinitely reinvested were $8,486 and $5,333 as of March 31, 2015 and 2014, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign Subsidiaries of the Group that are essentially permanent in duration were $429 and $274 as of March 31, 2015 and 2014, respectively. The Company and its Subsidiaries file separate tax returns and, therefore, actual taxes and deferred taxes are estimated on a separate basis.

Two Group's subsidiaries benefit from tax incentives. The subsidiary in Vietnam is a resident of high-tech zone—Quang Trung software park. The following tax incentives are granted to us due to residence in the zone: (i) full exemption from corporate income tax for the year ended March 31, 2015, and (ii) 50% reduction of corporate income tax rate for the period of 9 years as of April 1, 2015.

The subsidiary in Poland conducts a part of its operational activities in the territory of Wroclaw Park. The Group's profit generated from operations in the Park is decreased by the amount of eligible expenses. Since the amount of the eligible expenses currently exceeds the amount of the income before tax, the Group pays no income tax in relation to its operations in the Park.

Income before income tax is attributed to the geographic locations as follows:

	For the years ended March 31,
	2015	2014	2013
Domestic	$(6,577)	$10,666	$23,836
Foreign	79,554	45,270	17,346

Total income before tax expense	$72,977	$55,936	$41,182

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

12. Income taxes (Continued)

Uncertain tax positions

The aggregate changes in the balance of gross unrecognized tax benefits, excluding interest and penalties, were as follows:

Balance as at March 31, 2014	$168
Decreases in tax positions of prior years	(168)
Increases in tax positions in current year	0

Balance as at March 31, 2015	$0

13. Commitments and contingencies

The Group leases office space from third parties, total rent expense incurred under operating leases is the following:

For the Years ended March 31,
2015	2014	2013
$21,565	$17,523	$14,309

Minimal lease payments under non-cancellable operating lease contracts are expected to be as follows:

Minimal lease payments
For the year ended March 31, 2016	21,835
For the year ended March 31, 2017	19,582
For the year ended March 31, 2018	16,806
For the year ended March 31, 2019	12,062
For the year ended March 31, 2020	10,286

Total	$80,571

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

13. Commitments and contingencies (Continued)

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

During year ended March 31, 2015, international rating agencies revised their outlook of Russia's sovereign credit rating in local and foreign currency from stable to negative status following the political instability in Ukraine and heightened geopolitical risk and the prospect of U.S. and EU economic sanctions following Russia's incorporation of Crimea, which may reduce the flow of potential investment, trigger rising capital outflows and other negative economic effects.

On January 26, 2015, the global credit ratings agency Standard & Poor's (S&P) S&P lowered its long-and short-term foreign currency sovereign credit ratings on the Russian Federation to non-investment grade BB+ from investment grade BBB–. The outlook for long-term ratings is considered negative. On February 20, 2015, Moody's Investors Service downgraded Russia's sovereign debt rating to Ba1/Not Prime from Baa3/Prime-3. The rating outlook is negative. Further falls in the oil price or deterioration of the geopolitical situation may lead to further depreciation of the ruble and may lead to Russian sovereign credit rating being downgraded by other credit agencies.

Between April 1, 2014 and March 31, 2015, the Russian Ruble devaluated to US dollar by 64%. Furthermore, between April 1, 2014 and March 31, 2015, the Ukrainian Hryvnia devalued to US dollar by 113% and the National Bank of Ukraine imposed certain restrictions on purchase of foreign currencies at the inter-bank market. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

While management is monitoring these developments in the current environment and believes it is taking appropriate measures to support the sustainability of the Group's business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group's results and financial position in a manner not currently determinable.

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

13. Commitments and contingencies (Continued)

for three calendar years preceding the year of audit. Under certain circumstances audits may cover longer periods. However, the tax regime in Russia has become even less predictable following recent cases.

The Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all "controlled" transactions if the transaction price differs from the market level of prices. The list of "controlled" transactions includes transactions performed with related parties and certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if the amount of all transactions with the related party exceeds RUR 1 billion in 2014. In cases where a domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to a special notification issued by the authorized body in due course.

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

The Group reports results of operations based on its determination of the amount of taxes owed in the various jurisdictions in which it operates. The Group has certain intercompany arrangements among its subsidiaries in relation to various aspects of business, including R&D, marketing and sales functions. The tax authorities in the jurisdictions where Group operates may audit tax returns, may disagree with the position taken in those returns and try to increase the taxable base in its jurisdiction applying transfer pricing, tax residency or other tax concepts. An adverse outcome resulting from any settlement or future examination of the Group's tax returns may result in additional tax liabilities and may adversely affect the Group's effective tax rate.

In addition, the use of the independent contractors in Ukraine may also expose the Group to additional tax risks in manner not currently determinable.

On January 1, 2015, the Federal law No. 376-FZ (as amended with Federal Law No. 85-FZ dated April 6, 2015 and Federal Law No. 150-FZ dated June 8, 2015) became effective in Russia introducing the so-called "de-offshorization" legislation designed to combat tax avoidance and ensure transparency of transactions for tax purposes. Namely, the law introduces (i) the CFC rules ("CFC Rules"), according to which in certain circumstances undistributed profits of foreign legal entities and "structures" (such as trusts, funds or partnerships) domiciled in certain jurisdictions, which are owned

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

13. Commitments and contingencies (Continued)

or controlled by Russian tax residents (legal entities or individuals) shall be subject to taxation in Russia; (ii) the concept of tax residency for legal entities, under which a foreign legal entity could be subjected to Russian tax residency; (iii) taxation of income from sale of a participation interest in "property-reach" companies; and (iv) beneficial ownership concept in order to clarify the definition of the "beneficial owner" for international taxation purposes, into the Russian Tax Code. Under CFC rules retained profits of foreign companies and non-corporate structures controlled by Russian tax residents (companies and individuals) may be subject to Russian taxation. Russian taxpayers (controlling parties) must inform the tax authorities of the foreign companies controlled by them, while the tax authorities may impose additional tax liabilities to the taxpayers failing to include retained profit of the foreign controlled companies in their taxable base, where necessary.

Further, the draft law introducing a concept of "anti-abuse" to the Russian Tax Code passed its first reading in the lower chamber of the Russian parliament on May 15, 2015. The draft law defines "abuse" as carrying out activities and transactions or actions (failure to act) with the main purpose to avoid entirely or partially tax liabilities or obtaining a tax refund (credit). No assurance can be currently given as to the exact nature of these amendments, their potential interpretation by tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to the Russian tax legislation.

As of March 31, 2015, management believes that its interpretation of the relevant legislation is appropriate and that the Group's tax positions will be sustained. However, due to the above reasons, it is at least reasonably possible that relevant governmental authorities in CEE countries may attempt to assess additional income and non-income taxes, against the Group or certain of its Subsidiaries. The extent of potential assessments and the ultimate success thereof are not currently estimable. Management will vigorously defend its positions if such claims are assessed.

The Group's operations and financial position will continue to be affected by CEE countries' political developments, including the application and interpretation of existing and future legislation and tax regulations in CEE countries. Such possible occurrences and their effect could have a severe impact on the Group's operations or its financial position.

Accrued Warranty and Indemnification

The Group offers a basic labor warranty on its services. The basic warranty period for hardware products is typically one year from the date of acceptance of works by the customer. The Group provides currently for the estimated cost that may be incurred under its basic limited warranties at the time related revenue is recognized. Factors considered in determining appropriate accruals for product warranty obligations include the nature of services provided, historical and projected warranty claim rates, historical and projected cost-per-claim and knowledge of specific product failures that are outside of the Group's typical experience. The Group assesses the adequacy of its pre-existing warranty liabilities and adjusts the amounts as necessary based on actual experience and changes in future estimates.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

13. Commitments and contingencies (Continued)

In the normal course of business, the Group is a party to a variety of agreements under which it may be obligated to indemnify the other party for certain matters. These obligations typically arise in contracts where the Group customarily agrees to hold the other party harmless against losses arising from a breach of representations or covenants for certain matters such as title to assets and intellectual property rights associated with certain arrangements. The duration of these indemnifications varies, and in certain cases, is indefinite.

14. Segment information

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

Geographic area information

Revenues by geographical location are as follows, based on the location of the customers:

	For the years ended March 31,
	2015	2014
USA	$205,864	$167,038
UK	159,652	110,950
Germany	64,723	49,648
Russia	36,022	35,835
Singapore	15,216	1,536
Switzerland	10,578	7,057
Rest of Europe	21,754	14,032
Other	6,739	12,235

Total revenues by geographical location	$520,548	$398,331

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

14. Segment information (Continued)

Geographical information about the Group's long-lived assets is based on physical location of the assets:

	For the years ended March 31,
	2015	2014
USA	$30,254	$8,116
Romania	25,862	24,069
UK	14,305	184
Russia	11,910	11,797
Ukraine	10,467	7,653
Cyprus	4,185	5,326
Switzerland	5,598	1,260
Other	6,645	2,520

Total	$109,226	$60,925

Client Information

Revenues from the transactions with external customers with individual turnover over 10% and over 5% of total revenues are the following:

	For the years ended March 31,
	2015	2014	2013
Revenues over 10% of total revenues	293,761	206,253	147,961
Revenues over 5% of the total revenues	333,404	269,021	219,329

15. Share-based compensation

On March 25, 2010, the Board of Directors adopted a stock option plan (SOP I) for the employees and managers (hereinafter—"participants") and granted them 2,368,800 shares of the Company. The options granted above vest as follows: 1,118,040—on March 31, 2010; 170,660—on March 31, 2011; 172,564—on March 31, 2012; 446,908—on March 31, 2013, subject to service conditions and 460,628—on March 31, 2013, subject to certain performance conditions, namely revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of the Group for the year ended March 31, 2013. On June 15, 2012, the Company accelerated vesting of 116,956 options. On March 31, 2013, the Group issued all granted shares as performance conditions were met.

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

15. Share-based compensation (Continued)

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

On June 15, 2012, the Company exchanged 84,700 options held by its US employees for the same number of restricted shares to the Company's US employees subject to the same vesting and other conditions. As of June 30, 2013, the number of restricted shares was 58,464.

On June 15, 2013, Luxoft Holding Inc. issued new shares in the total amount of 116,788 pursuant to the SOP II and SOP II+, and 2,632 restricted shares to the U.S. participants.

On December 31, 2013, 143,808 SOP II shares subject to certain performance conditions were cancelled. Total expenses cancelled amounted to $1,695.

On February 12, 2014, Luxoft Holding Inc. granted 5,883 restricted shares to a U.S. participant. The options granted above vested on June 15, 2014, subject to service condition.

On May 12, 2014, Luxoft Holding Inc. granted 5,671 shares to a new participant. The options granted above vested on June 15, 2014, subject to service condition.

On June 15, 2014, Luxoft Holding Inc. issued shares in the total amount of 123,470 pursuant to the SOP II and SOP II+.

Since the exercise price for the options is zero, the fair values of the grants were measured using the fair values of shares reduced by the amount of present value of the expected dividends during the expected option terms. The fair value of the options was measured at the dates of the respective grants based on the following assumptions:

	March 25, 2010 grant	Dec 15, 2011 grant	Jun 15, 2013 grant	Feb 12, 2014 grant	May 12, 2014 grant
Share price, US$	4.57	15.25	18.82	37.79	27.45
Expected dividend yield, %	3.4	1.9	—	—	—
Risk-free interest rate, %	4.49	5.3	3.10	—	—

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

15. Share-based compensation (Continued)

The following table summarizes information about restricted stock units under SOP I and SOP II:

	SOP I	SOP II	Total	Weighted average grant date fair value, $	Weighted- average remaining contractual term, days	Aggregate Intrinsic Value, $
Outstanding at March 31, 2012	883,064	585,032	1,468,096	8.21	693	22,388
Vested during theperiod	166,656	—	166,656	4.25	—	—
Vested and exercisable at March 31, 2012	1,455,356	—	1,455,356	—	1,095	22,194
Non-vested at March 31, 2012	883,064	585,032	1,468,096	8.21	—	22,388
Issued to Luxoft SOP during the period	(883,064)	(141,372)	(1,024,436)	—	—	—
Cancelled during the year	—	(6,468)	(6,468)	14.36	—	—
Outstanding at March 31, 2013	—	437,192	437,192	14.36	490	8,240
Vested during the period	883,064	141,372	1,024,436	5.57	—	—
Exercised during the period	(364,420)	(28,056)	(392,476)	—	—	—
Vested and exercisable at March 31, 2013	1,974,000	113,316	2,087,316	—	734	39,343
Non-vested at March 31, 2013	—	437,192	437,192	14.36	—	8,240
Issued to Luxoft SOP during the period	—	(143,024)	(143,024)	—	—	—
Granted during the period	—	24,783	24,783	23.32	—	—
Cancelled during the period	—	(147,504)	(147,504)	14.27	—	—
Forfeited during the period	—	(23,212)	(23,212)	14.38	—	—
Outstanding at March 31, 2014	—	148,235	148,235	15.95	76	5,199
Vested during the period	—	146,720	146,720	14.57	—	—
Exercised during the period	(1,974,000)	(111,048)	(2,085,048)	—	—	—
Vested and exercisable at March 31, 2014	—	148,988	148,988	—	441	5,225
Non-vested at March 31, 2014	—	148,235	148,235	15.95	—	5,199
Issued to Luxoft SOP during the period	—	(153,906)	(153,906)	—	—	—
Granted during the period	—	5,671	5,671	36.17	—	—
Outstanding at March 31, 2015	—	—	—	—	—	—
Vested during the period	—	153,906	153,906	15.64	—	—
Exercised during the period	—	(189,998)	(189,998)	—	—	—
Vested and exercisable at March 31, 2015	—	112,896	112,896	—	76	4,693
Non-vested at March 31, 2015	—	—	—	—	—	—

On August 12, 2014, the Board of Directors adopted share-based remuneration plan for management of the Group and allocated 164,257 shares of the Company for issuance under this plan, subject to the approval of 2014 Plan. The above shares were granted as Restricted Stock Units (RSUs) which entitle

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

15. Share-based compensation (Continued)

the holder to receive a fixed number of Class A shares at no cost subject to continued service conditions. The RSUs granted above vest as follows: 32,851—on March 31, 2015; 32,851—on March 31, 2016; 31,851—on March 31, 2017; 32,851—on March 31, 2018, and 32,853—on March 31, 2019. The total compensation cost related to non-vested awards not yet recognized is $4,753.

On November 11, 2014, the Board of directors adopted the Luxoft Holding, Inc 2014 Incentive Compensation Plan (the "2014 Plan"). The 2014 Plan became effective on November 14, 2014, the date on which the 2014 Plan was approved by the Company's shareholders. The 2014 Plan provides for the grant of options, stock appreciation rights ("SARs"), restricted stock awards, performance share awards ("PSA"), restricted stock units ("RSUs"), cash-based awards, dividend equivalents and other stock-based awards to the Company's directors and to the Company's or affiliates' current and prospective employees and consultants and prospective employees or consultants. Grant date for the plan was December 16, 2014 and the following instruments were awarded: RSUs, SARs, PSAs.

RSUs awarded under the 2014 Plan entitle the holder to receive a fixed number of Class A shares at no cost subject to continued service conditions. The holders of RSUs have no rights to dividends or dividends equivalent.

The 2014 Plan includes 328,513 RSUs granted to CEO which vest as follows: 65,702—on August 12, 2015; 65,702—on August 12, 2016; 65,702—on August 12, 2017; 65,702—on August 12, 2018; 65,705—on August 12, 2019.

The remaining 667,703 RSUs granted to employees and consultants vest as follows: 136,085—on January 1, 2016; 167,526—on January 1, 2017; 168,513—on January 1, 2018; 195,579—on January 1, 2019.

During the year ended March 31, 2015 6,445 RSUs were forfeited.

Since the exercise price for the RSUs granted under the 2014 Plan is zero, the fair values of the grants were measured using fair values of shares at the date of grant including 3% annual attrition rate.

Stock Appreciation Rights (SARs) issued under the 2014 Plan to certain participants who reside in the US entitle the holder to receive a number of Class A shares determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the grant price.

The SARs granted under the 2014 Plan vest as follows: 91,652—on January 1, 2016; 113,332—on January 1, 2017; 118,268—on January 1, 2018; 110,334—on January 1, 2019.

Performance Share Awards (PSAs) awarded under the Plan 2014 to certain participants who reside outside the US entitle the holder to receive a fixed number of Class A shares at no cost subject to continued service conditions and determined by reference to the fair market value of Class A share at the exercise date.

The PSAs granted under the 2014 Plan vest as follows: 264,690—on January 1, 2016; 319,121—on January 1, 2017; 319,121—on January 1, 2018; 381,382—on January 1, 2019.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

15. Share-based compensation (Continued)

The fair value of SARs and PSAs was measured using Longstaff—Schwartz model. Valuation of SARs and PSAs was made using the following assumptions:

Risk free interest rate	2%
Expected dividend yield	0%
Attrition rate	3%
Volatility factor	40%
Grant Price (December 16, 2014), US$	36.21

The following table summarizes information about non-vested equity-based incentive awards and restricted stock units:

	Restricted stock units		Stock Appreciation Right		Performance Share Award
	Quantity	Weighted Average grant-date fair value, $	Quantity	Weighted Average grant-date fair value, $	Quantity	Weighted Average grant-date fair value, $
Outstanding as of March 31, 2014	—	—	—	—	—	—

Non-vested as of March 31, 2014	—	—	—	—	—	—

Granted during the period	996,216	36.21	433,586	4.55	1,284,314	5.29
Forfeited during the period	(6,445)	36.21	—	—	—	—

Non-vested as of March 31, 2015	989,771	36.21	433,586	4.55	1,284,314	5.29

Outstanding as of March 31, 2015	989,771	36.21	433,586	4.55	1,284,314	5.29

	Restricted stock units		Stock Appreciation Right		Performance Share Award
	The aggregate intrinsic value	The weighted- average remaining contractual term, days	The aggregate intrinsic value	The weighted- average remaining contractual term, days	The aggregate intrinsic value	The weighted- average remaining contractual term, days
Outstanding as of March 31, 2015	51,211	976	5,572	955	20,215	979

As of March 31, 2015, 989,771 RSUs, 1,284,314 performance share awards and 433,586 SARs were outstanding under the 2014 Plan.

The total compensation cost related to non-vested awards not yet recognized is $41,385 at March 31, 2015.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

15. Share-based compensation (Continued)

The amount of expenses for years ended March 31, 2015, 2014 and 2013 included in the accompanying statements of comprehensive income was as follows:

	2015	2014	2013
SOP I	—	—	2,074
SOP II	816	1,418	3,386
2014 Plan	3,779	—	—
Compensation in the form of shares	1,188	—	—

Total	5,783	1,418	5,460

16. Earnings per share

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

16. Earnings per share (Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended March 31,
	2015		2014		2013
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands US dollars, except share amounts and EPS)
Basic EPS
Numerator
Net income attributable to the Group	$24,963	$38,186	$8,921	$42,309	$991	$36,546

Denominator
Weighted average number of ordinary shares	12,962,222	19,828,489	5,595,292	26,534,063	782,721	28,879,975
Basic EPS
Net income attributable to the Group	$1.93	$1.93	$1.59	$1.59	$1.27	$1.27

Net income attributable to the Group	24,963	38,186	8,921	42,309	991	36,546
Realocation of net income as a result of conversion of Class B to Class A ordinary shares	38,186	—	42,309	—	36,546	—

Net income attributable to the Group	$63,149	$38,186	$51,230	$42,309	$37,537	$36,546

Denominator
Conversion of Class B to Class A shares	19,828,489	—	26,534,063	—	28,879,975	—
Stock option plans	321,042	321,042	113,133	113,133	573,188	573,188

Diluted weighted average number of ordinary shares outstanding	33,111,753	20,149,531	32,242,488	26,647,196	30,235,884	29,453,163

Diluted net income attributable to the Group per share	$1.91	$1.90	$1.59	$1.59	$1.24	$1.24

17. Employee Benefit Plans

Luxoft Global Operations GmbH maintains a mandatory defined benefit pension plan in accordance with the legislation of Switzerland, which obliges all Swiss employers to provide a minimum pension plan for their employees. According to the plan, contributions are defined by the plan regulations and cannot be decreased without amending the plan regulations. In pension funds the employer has to pay at least as much as the employees. Swiss pension funds are legally independent from the employer.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of US dollars, except share amounts)

17. Employee Benefit Plans (Continued)

Funding is granted there by means of defined savings contributions on individual retirement assets implementing a guaranteed interest rate (1.5% for 2012-2013 and 1.75% for 2014) and a fixed conversion rate (6.8%) for old age pensions of the retirement asset.

The Group accounts for its defined benefit pension plan in accordance with ASC Subtopic 715-30, Defined Benefit Plans—Pension. Benefits under this plan are based on the employees' years of service and compensation. At March 31, 2015 and 2014, the plan liabilities in amounts of $342 and $48, respectively, were recognized within Other non-current liabilities. For the years ended March 31, 2015 and 2014, the Group recognized $99 and $62, respectively of Net periodic pension cost within Selling, general and administrative expenses and $378 and nil, respectively, of Unrecognized actuarial loss in Other Comprehensive income.

18. Subsequent events

On April 7, 2015, the Group paid $1,980 of the contingent consideration related to acquisition of Radius Inc.