Form 20-F
period 2016-03-31
Luxoft Holding, Inc
filed 2016-07-29
CIK 1538375

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2016: 21,102,872 Class A ordinary shares with no par value and 12,086,022 Class B ordinary shares with no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

        The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

PART I

ITEM 3:    Key Information

A.  Selected Financial Data

        The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with "ITEM 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included elsewhere in this annual report. We have derived the consolidated statements of comprehensive income data for the years ended March 31, 2016, 2015 and 2014 and the consolidated balance sheet data as of March 31, 2016 and 2015 from our audited consolidated financial statements included in "ITEM 18. Financial Statements," which have been prepared in accordance with generally accepted accounting principles in the United States. We have derived the consolidated statements of comprehensive income for the years ended March 31, 2013 and 2012 and the consolidated balance sheet data as of March 31, 2014, 2013 and 2012 from our audited consolidated financial statements which are not included in this annual report. Historical results are not indicative of the results to be expected in the future.

	For the years ended March 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except share and per share amounts)
Consolidated statements of comprehensive income:
Sales of services	$650,752	$520,548	$398,331	$314,596	$271,142
Operating expenses
Cost of services (exclusive of depreciation and amortization)	379,331	293,960	229,537	185,557	157,004
Selling, general and administrative expenses	171,707	128,952	95,946	76,911	64,720
Depreciation and amortization	23,814	16,834	12,944	8,981	7,742
Loss from revaluation of contingent liability	(2,511)	1,166	922	—	—
Operating income	78,411	79,636	58,982	43,147	41,676
Other income and expenses
Interest expense, net	121	(543)	(1,508)	(1,277)	(2,151)
Other gain (loss), net	3,947	1,430	557	(1)	170
Gain (loss) from foreign currency exchange contract	261	1,321	(1,134)	(621)	886
Net foreign exchange gain/(loss)	(381)	(8,867)	(961)	(66)	(1,263)
Income before income taxes	82,359	72,977	55,936	41,182	39,318

Income tax expense	(12,108)	(9,828)	(4,706)	(3,645)	(3,210)
Income from continuing operations	70,251	63,149	51,230	37,537	36,108

Income/(loss) from discontinued operations	—	—	—	—	80
Net income	$70,251	$63,149	$51,230	$37,537	$36,188

	For the years ended March 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except share and per share amounts)
Net income attributable to the non-controlling interest	—	—	—	—	62
Net income attributable to the Group	$70,251	$63,149	$51,230	$37,537	$36,250

Other comprehensive income, net of tax	(2,281)	(425)	1,118	(1,514)	(879)
Comprehensive income attributable to the Group	$67,970	$62,724	$52,348	$36,023	$35,371

Actual net income per ordinary share and pro forma per Class A and Class B ordinary shares(1):
Basic	$2.13	$1.93	$1.59	$1.27	$1.23

Diluted	$2.06	$1.91	$1.59	$1.24	$1.22

Actual weighted average number of Class A and Class B ordinary shares
Basic	32,949,807	32,790,711	32,129,355	29,662,696	29,286,348

Diluted	34,088,214	33,111,753	32,242,488	30,235,884	29,734,292

Dividends declared per share	$—	$—	$—	$0.91	$0.14

	As of March 31,
	2016	2015	2014	2013	2012
	(in thousands)
Consolidated Statements of Financial Positions Data
Cash and cash equivalents	$108,545	$45,593	$37,503	$4,499	$6,846
Work-in-progress	1,595	1,449	4,720	3,478	3,897
Working capital(2)	195,005	125,958	65,682	46,662	41,853

Total assets	394,542	306,569	217,697	155,222	123,264

Total borrowings(3)	817	1,401	20,582	16,765	10,814

Total liabilities	92,809	88,445	68,080	59,927	42,497

Total equity	$301,733	$218,124	$149,617	$95,295	$80,767

(1)
See note 19 to our annual consolidated financial statements included elsewhere in this annual report for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)
Working capital is defined as total current assets minus total current liabilities, adjusted for net initial public offering proceeds of approximately $31.0 million in 2013.

(3)
Includes short-term and long-term borrowings, loans from related parties and capital lease obligations.

B.  Capitalization and Indebtedness

        Not applicable.

C.  Reasons for Offer and Use of Proceeds

        Not applicable.

D.  Risk Factors

        An investment in our Class A ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with financial and other information contained in this annual report and in our other filings with the United States Securities and Exchange Commission (the "SEC"). If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In that event, the trading price of our Class A ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain important factors including the risks described below and elsewhere in this report and our other SEC filings. See "Preliminary Notes—Special Note Regarding Forward-Looking Statements."

Risks related to our business and our industry

We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients, and any significant loss of business from these clients or failure by such clients to pay for our services would materially adversely affect our results of operations.

        We are dependent on our key clients for a significant portion of our sales of services. Our largest clients, Deutsche Bank and UBS, together accounted for 52.0%, 56.4% and 52.3% of our sales of services in the fiscal years ended March 31, 2014, 2015 and 2016, respectively. In the aggregate, our ten largest clients accounted for 81.7%, 80.1% and 73.7% of our sales of services in the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

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

        Our reliance on any individual client may give that client a certain degree of pricing leverage against us as we negotiate contracts and terms of service. In addition, a number of other factors outside our control could cause the loss of or reduction in business or sales of services from any client. These factors may include, among others, a client's corporate restructuring or insolvency, pricing pressure or changes to its outsourcing strategy and budget. A client may decide to reduce spending on technology services or sourcing from us, or shift such spending to one of our competitors, due to a challenging economic environment, a change of strategy in outsourcing services or other internal or external factors relating to its business.

        Furthermore, as we expand our services and product offerings to clients, we run the risk of approaching our clients' maximum budget allowance for spending on IT services and software products. If our clients are unable or unwilling to devote more of their IT or overall budget to paying for our services, we risk being unable to increase our sales of services from each of these clients.

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

        We have recently experienced rapid growth and significantly expanded our business. Our sales of services grew from $271.1 million in the fiscal year ended March 31, 2012 to $650.8 million for the fiscal year ended March 31, 2016. As of March 31, 2016, we had 11,087 personnel, as compared to 9,184 personnel as of March 31, 2015. Our rapid growth has placed, and we expect it to continue to place, significant demands on our management and our administrative, operational and financial infrastructure. In addition, since the fiscal year ended March 31, 2015, we have been implementing our Global Upgrade Program, which is aimed at increasing the share of our operations in the EU, the U.K., Asia Pacific and North America. The Global Upgrade Program has resulted in our expansion in Central and Eastern Europe and is expected to facilitate our expansion into new markets. Continued expansion increases the challenges we face in offering our services in the following areas:

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

        If we are unable to manage our rapid growth effectively, or if we are unable to implement our Global Upgrade Program successfully or promptly, the quality of our services and client support could suffer, and productivity and results of operations could be materially adversely affected.

We derive a large portion of our sales of services, and expect that we will derive a large portion of our sales of products, from clients who operate in a limited number of industries. While this gives us deep expertise in those industries, it increases our exposure to adverse conditions in any of them.

        We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the fiscal year ended March 31, 2016, we derived 68.6%, 12.1% and 6.5% of our sales of services from clients operating in the financial services, automotive and transport, and technology industries, respectively. Furthermore, we anticipate our product sales will be largely to clients in the same industries. Our business and growth depend to a large extent on continued demand for our services from clients and potential clients in these industries. Demand for our services and products in general, as well as in any industry specifically, could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications and software development services generally, or consolidation within the industry. Clients in these affected industries could terminate their contracts with us, generally by giving between 30 days and six months' notice, or choose not to renew their contracts with us. In addition, serving a major client within a particular industry may restrict our ability to enter into engagements with competitors of that client, and certain of our client contracts prohibit certain of our employees from working on engagements with our clients' competitors. As businesses within these industries, in particular, the financial services industry, continue to limit the number of vendors from whom they buy products and services, we may face challenges in gaining new clients or keeping the existing clients. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant sales of services in the future, may have a material adverse effect on our results of operations.

        In particular, an economic slowdown or financial crisis could result in decreased IT spending by institutions in the financial services industry and/or project delays, making it more difficult for us to obtain new clients, sell our services and products or maintain the current level of demand from our existing clients in this industry. Because the financial services industry is our largest vertical, such a slowdown could materially affect our revenues and thus our results of operations.

Credit default or a drop in the credit ratings of certain sovereigns or financial institutions could lead to weakened economic conditions in countries where our clients face exposure, thus adversely affecting our clients' ability to engage in business with us and materially adversely impacting our financial condition and results of operations.

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

        The software industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. As we continue to grow our business, we plan to continue our efforts to sell and license our new products, such as the Luxoft Horizon Visualization Framework, and to introduce other new products for resale and licensing. In order for our products to be commercially viable, either through direct sales or through licensing agreements, they must meet changing client needs and offer our clients unique benefits. We have limited experience to date in developing products for resale and licensing, and have not generated significant revenues from the sale of products. If we are not able to develop and demonstrate clearly the value of our products to our clients, or if we misjudge our client's needs, we may not be able to successfully introduce our products to the market.

        Even if we are able to attract clients for our product offerings, the amount of revenue that we derive from our product sales may be smaller than what we forecast. As new products are continuously released, it is difficult to predict how long our products will remain in demand before becoming obsolete. Therefore, we may need to devote significant resources to the creation, support, upgrade and maintenance of such product offerings. If we are slow to develop products, or if our competitors are able to achieve those results more quickly than we, we will fail to capture a significant share of the software product market. Because these new initiatives are inherently risky, they may not be successful and may harm our financial condition and operating results.

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

        Many of our engagements involve projects that are critical to the operations of our clients' businesses and provide benefits to our clients that may be difficult to quantify. Our software development services involve a high degree of technological complexity, have unique specifications and could contain design defects or software errors that our quality assurance procedure may fail to detect and correct.

        Errors or defects may result in the loss of current clients, failure to attract new clients, diversion of development resources and an increase in support or service costs. Furthermore, any failure in a client's system or any breach of security could disrupt the client's business and could result in a claim for substantial damages against us, regardless of our responsibility for such failure, if such failure is caused by a breach of our contract obligations under any agreements with clients. In addition, any such failures or errors could seriously damage our reputation and materially affect our ability to attract new business.

        Many of our contracts contain limitations on liability capped either at between six months and one year of payments under the contract or at the full service contract price, and many of our contracts disclaim any warranties of merchantability and sell our services "as-is." However, not all client contracts contain liability caps, and these limitations on liability may not apply in all circumstances, may be unenforceable in some cases or may be insufficient to protect us from liability for damages, direct or consequential. Any substantial liability that we incur as a result of any of the above could have a material adverse effect on our business and results of operations.

Our insurance may be inadequate to protect us against our losses.

        Although we believe our insurance coverage is customary for the jurisdictions in which we operate, insurance for our operations in Central and Eastern Europe ("CEE") does not cover all the risks that a company of a similar size and nature operating in a more economically developed country could insure. For example, we do not have coverage for business interruption or loss of key management personnel. In addition, we only have limited product liability insurance to the extent required by our client contracts. We do not maintain separate funds or otherwise set aside reserves to cover such losses or third-party claims. If any such uninsured event were to occur, we might incur substantial costs and diversion of resources, which, in turn, could have a material adverse effect on our results of operations.

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

        We rely heavily on maintaining a workforce of skilled professionals. As of March 31, 2016, approximately 79% of our software and IT professionals held Master's degrees (or equivalents) or higher. Because our business model does not provide for the hiring and training of a large number of junior personnel, we must depend on lateral hires to provide us with skilled professionals. Competition for skilled professionals in the markets in which we operate can be intense, and, accordingly, we may not be able to retain or hire all of the professionals necessary to meet our ongoing and future business needs. If our competitors are able to increase the educational level of their workforce, or if clients and prospective clients become more price-sensitive and choose lower-cost suppliers that have a cheaper labor force, we may lose our competitive advantage notwithstanding the relatively high educational level of our workforce. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire qualified professionals to meet our business requirements.

        Attrition rates among our employees were 9.9%, 10.5% and 10.3% for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. We define "attrition" as the total number of personnel with more than six months of work experience in the Company, who have left the Company during the reporting period, divided by the total number of personnel at the end of the reporting period, net of employees who have left on the last day of the period. We believe that our competitors calculate attrition based on the same principles, although their methodology may differ slightly from ours. We may encounter higher attrition rates in the future. A significant increase in the attrition rate among professionals with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. The competition for highly-skilled professionals may require us to increase salaries, and we may be unable to pass on all these increased costs to our clients. These factors may, as a result, have a material adverse effect on our profitability and results of operations.

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

        We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the fiscal year ended March 31, 2016, 57.5% of our sales were denominated in U.S. dollars and 26.8% were denominated in euros, and 13.8% of our expenses (excluding currency losses and changes in deferred tax) were denominated in Russian rubles and 12.4% in Polish zloty. As a result, weakening of the euro against U.S. dollar, as well as strengthening of the Russian ruble and Polish zloty relative to the U.S. dollar, are significant short-term risks to our financial performance. The Russian ruble-to-U.S. dollar and euro-to-U.S. dollar exchange rates have been volatile in the past few years as a result of instability of the global financial markets. Any further significant fluctuations in currency exchange rates may have a material impact on our business.

        In addition, economies in CEE countries such as Russia and Ukraine have periodically experienced high rates of inflation. Periods of higher inflation may slow economic growth in those countries. As a substantial portion of our expenses (excluding currency losses and changes in deferred tax) are denominated in Russian rubles, the relative movement of inflation can significantly affect our results of operations by increasing some of our costs and expenses, including wages, rents, leases and employee benefit payments, which we may not be able to pass on to our clients and, as a result, may reduce our profitability and materially adversely affect our business. Inflationary pressures could also slow economic growth in the applicable countries and limit our ability to access financial markets and take counter-inflationary measures, which may harm our financial condition and results of operations or materially adversely affect the market price of our securities.

The vote by the UK electorate in favor of the United Kingdom's exit from the European Union could materially adversely affect our business and results of operations.

        In a referendum held on June 23, 2016, the people of the United Kingdom voted in favor of the United Kingdom withdrawing from the European Union ("Brexit"). We have two UK subsidiaries, which together employ approximately 380 people, and have operations across the European Union. As a result, we face risks associated with the political and economic uncertainty and consequences that have flowed, and may continue to flow, from the Brexit vote.

        The announcement of Brexit has caused significant volatility in global financial markets and currency exchange rate fluctuations that have resulted in the strengthening of the U.S. dollar against the British pound and the euro. The uncertainty in the financial markets created by Brexit has caused, and may continue to cause, the price of our ordinary shares to decline, and may also cause our clients to closely monitor their costs and reduce their spending budget on our services. In addition, the strengthening of the U.S. dollar relative to the British pound and the euro may adversely affect our results of operations in a number of ways, including:

  •
  Our sales are denominated in both the U.S. dollar and currencies other than U.S. dollars, including the euro and the British pound. The depreciation of the euro and the British pound relative to the U.S. dollar may impair the purchasing power of our European clients and could cause clients to cancel contracts or default on payment; and

  •
  We translate sales and other results denominated in foreign currency into U.S. dollars in the preparation of our financial statements. During periods of a strengthening dollar, our reported sales and earnings could be reduced because the euro and British pound may translate into fewer U.S. dollars.

        For more information, see "Risks related to our business and our industry—Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations."

        In addition, because a significant portion of the regulatory framework in the United Kingdom is derived from EU directives and regulations, Brexit could materially change the regulatory regime applicable to our operations and our clients' operations as the United Kingdom determines which EU directives and regulations to replace or replicate. In particular, the European Union has implemented various regulations relating to the financial services industry that apply to all member states. Because we generate a significant portion of our sales from clients in the financial services industry, any decision by the United Kingdom to adopt different or conflicting laws could negatively affect our clients' businesses, which in turn could adversely impact our financial condition and results of operations.

        If the United Kingdom were to withdraw from the European Union, the United Kingdom could also lose access to the single EU market, including the single market for financial services, and to the global trade deals negotiated by the European Union on behalf of its members, which may materially harm the UK financial services industry and increase trade barriers, both of which could adversely affect our results of operations. As a company with UK subsidiaries and operations across Europe, Brexit could result in adverse changes in applicable tax benefits or liabilities in various jurisdictions within and outside EU, reconsideration of indirect tax rules without EU VAT Directive, restrictions on the movement of capital or sales of services, and limitations on the mobility of our personnel. Any of these effects of Brexit, among others, could materially adversely affect our business, results of operations and financial condition.

Our competitive position and future prospects depend on the expertise of members of our senior management team, and our business may be severely disrupted if we lose their services.

        Our business is dependent on retaining the services of certain key members of the management team who have extensive experience in the IT industry. If a key member of the management team is unable or unwilling to continue in his or her present position, our business operations could be disrupted, and we may not be able to replace such a person easily, or at all. In addition, the number of qualified managerial personnel in the primary jurisdictions in which we operate is limited, and competition for the services of such persons in our industry is intense. While we have entered into employment contracts with our senior managers and have provided incentives for them to remain with us, including monetary bonuses and share-based compensation, we cannot guarantee that we will retain their services. We currently do not maintain insurance against any damage that may be incurred in case of the loss or dismissal of our key specialists or managers.

        If any of our key personnel, including senior management and business development managers, joins a competitor or forms a competing company, we may lose clients, suppliers, knowhow and key technology professionals and staff members to them, and our sales of services may be materially adversely affected. Such movement by key personnel could also result in unauthorized disclosure or use of our technical knowledge, practices or procedures, which may materially adversely affect our competitive position and, consequently, our business.

Our ability to generate and retain business depends on our reputation in the marketplace.

        Because many of our specific client engagements involve unique services, our corporate reputation is a significant factor in our clients' evaluation of whether to engage our services and in our potential and existing employees' decision to join and remain at our Company. However, our corporate reputation is susceptible to damage by actions or statements made by current or former clients, competitors, vendors, employees, adversaries, government regulators and members of the investment community and the media, irrespective of the accuracy or the veracity of the information on which such actions or statements are based. There is a risk that negative information about us, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of the Luxoft brand name and could reduce investor confidence in us. Our inability to generate or retain business as a result of damage to our reputation could materially adversely affect our business.

If we do not succeed in quickly assimilating new technologies and rapidly changing technologies, methodologies and evolving industry standards, our business may be materially adversely affected.

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

  •
  difficulty or cost in developing and updating our software and services quickly enough to meet our clients' needs and to keep pace with business, evolving industry standards, methodologies, regulatory and other developments in the industries where our clients operate; and

  •
  difficulty or cost in maintaining a high level of quality as we implement new technologies and methodologies.

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

  •
  general economic conditions.

        If we are unable to maintain favorable pricing for our services, our profitability could suffer.

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

        We have granted shares and share-based instruments under our stock option plan, as a result of which we have recorded $17.7, $5.8 million, $1.4 million, $5.5 million, and $ 2.2 million in share-based compensation expenses for the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012, respectively.

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

        Following the software industry trend of making an increasing use of open source software in its development work, we incorporate open source technology in our services, which may expose us to liability and have a material impact on our software development services and sales. The open source license may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. There is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open source terms. Any such requirement to disclose our source code or other confidential information related to our work product could materially adversely affect our competitive position, results of business operations, financial condition and client relationships.

        Claims that we have infringed the intellectual property rights of others may be asserted against us in the future. For example, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Our contracts may be deemed to result in the assignment to our clients of the rights to any developments or improvements in our proprietary delivery platform, software development tools, or residual know-how developed by us during the course of our engagements. Such an interpretation may give rise to a potential claim that our product improvements or residual know-how were previously assigned to our client and can no longer be used by us on behalf of ourselves or other clients, or subject us to liability for infringement of our client's intellectual property rights. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies.

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

        We rely on unpatented proprietary know-how and trade secrets and employ commercially reasonable methods, including confidentiality agreements with employees and consultants, to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the knowhow and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, in the future we may develop and license trade secrets and similar proprietary rights to third parties. Third parties may take actions that could materially adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. Furthermore, no assurance can be given that we will not be subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

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

        Our client contracts generally provide for indemnity for intellectual property infringements of third-party rights that arise from our breach under such contracts. Although we attempt to limit our contractual liability for consequential damages in rendering our services, and provide limitation of liabilities for amount of such liabilities, typically to one year's payment under the relevant agreement, these limitations on liability may be inapplicable, unenforceable or insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance. Furthermore, if any third party brings any claims against our clients, claiming that our work product or intellectual property transferred to our clients infringes upon such third party's IP rights, any such claims could result in claims by our clients against us, which could result in the loss of such client, could seriously damage our reputation, could result in other clients terminating their engagements with us and could make it more difficult to obtain new clients.

If we fail to integrate or manage acquired businesses efficiently, or if the acquired companies are difficult to integrate, divert management resources or do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans could be materially adversely affected.

        On occasion we have expanded our service capabilities and gained new clients through selective acquisitions. During the fiscal year ended March 31, 2016, we completed one acquisition, and we plan to continue making selective acquisitions in the future. Our ability to successfully integrate an acquired business and realize the benefits of an acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

  •
  integrating operations, services, personnel and corporate, IT and administrative infrastructures in a timely and efficient manner;

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

  •
  retaining key senior management and key sales and marketing and research and development personnel, particularly those of the acquired operations; and

  •
  increased complexity or risks from potentially doing business in unfamiliar markets and operating additional geographically dispersed sites.

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

        We have operations in a number of jurisdictions, including Russia, Ukraine, Romania, Bulgaria, the United States, the United Kingdom, Germany, Luxembourg, Poland, Mexico, South Africa, Australia, Canada, Singapore and Vietnam, and we serve clients across North America, Australia, Europe and Asia. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business.

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

        We conduct business globally and file income tax returns in multiple jurisdictions, including the United States, Switzerland, Russia, the United Kingdom, Germany, Luxembourg, Cyprus, Sweden, Netherlands, Mexico, Vietnam, Singapore, Ukraine, Bulgaria, Poland and Romania. Our effective tax rate could be materially adversely affected by a number of factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have different statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties. During the fiscal year ended March 31, 2016, our effective tax rate increased to 14.7% as compared to 13.5% in the prior year. For more information, see "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations."

        We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have certain intercompany arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions that are subject to transfer pricing regulations of the respective jurisdictions. U.S. transfer pricing regulations, OECD regulations, as well as regulations applicable in CEE countries in which we operate, require that any international transaction involving associated enterprises be on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length terms; however, the determination of our consolidated provision for income taxes and other tax liabilities requires estimates, judgment and calculations, and the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

        If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment and/or imposes fines and/or penalties, including, as a result of a determination, that the transfer prices and terms we have applied are not appropriate, this could have a negative impact on our financial results.

International hostilities, terrorist activities, other violence or war, natural disasters, pandemics and infrastructure disruptions could delay or reduce the number of new service orders we receive and impair our ability to service our clients.

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

        CEE countries are generally considered to be emerging markets. Investors in emerging markets should be aware that these markets are subject to greater legal, economic and political risks than more developed markets. Emerging markets are subject to rapid change, and information relating to our operations in such markets set out in this annual report may become outdated relatively quickly. Moreover, financial or political turmoil in any emerging market country tends to adversely affect prices in the equity markets of all emerging market countries, as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in the CEE region and adversely affect regional economies. In addition, during such volatile times, companies that operate in emerging markets could face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the economy of the CEE region remains relatively stable, financial turmoil in any emerging market country could adversely affect our business which could result in a material decrease in the price of our Class A ordinary shares.

Sanctions imposed by the United States and the EU as a result of the ongoing crisis in Ukraine may have a material adverse effect on our business.

        In late 2013 and the first half of 2014, deteriorating economic conditions and general social unrest in Ukraine resulted in a wide-scale crisis provoking armed confrontations in Eastern Ukraine that ultimately involved the Russian Federation. In response to the situation in Ukraine, the United States and the EU imposed sanctions on various individuals and entities in Ukraine and Russia, sanctions against certain sectors of the Russian economy, and comprehensive sanctions on the Crimea region of Ukraine.

  U.S. Sanctions

        As a result of the ongoing situation with respect to Ukraine, the United States issued Executive Orders 13660, 13661, 13662 and 13685. Executive Order 13660 authorizes the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") to impose blocking sanctions targeting persons contributing to the situation in Ukraine, including Russian government officials and persons, some of whom are Ukrainian or located in Crimea, found to be contributing to the situation in Ukraine. Pursuant to this authorization, a number of persons and entities have been added to the OFAC List of Specially Designated Nationals and Blocked Persons ("SDN List"). Property and interests in property of persons on the SDN List within the possession or control of a U.S. Person (a "U.S. Person") or within the United States are considered blocked, and U.S. Persons may not deal in such property. The same prohibition applies to entities that are at least 50% owned in the aggregate by one or more blocked parties.

        Executive Order 13661 imposes blocking sanctions and travel restrictions on persons determined to be officials of the Russian Government or owned or controlled by or acting on behalf of the Russian Government (including senior officials), persons operating in Russia's arms or related materiel sector or persons providing direct or indirect material support to a senior Russian Government official.

        Executive Order 13662 authorizes the imposition of sanctions against persons operating within specified sectors of the Russian economy. To date, OFAC has imposed these so-called "sectoral sanctions" against entities in the financial, defense and energy sectors of the Russian economy by designating certain entities operating within those sectors on OFAC's Sectoral Sanctions Identifications List ("SSI List"). U.S. Persons are not required to block the property of SSI listed entities, but U.S. Persons are restricted from engaging in certain transactions and dealings with SSI-listed entities as outlined in Directives 1 through 4 issued by OFAC. These restrictions also apply to entities that are at least 50% owned in the aggregate by one or more SSI-listed entities. For SSI-listed entities operating in the financial, defense, and energy sectors, Directives 1 through 3 impose restrictions on certain new debt transactions and, for financial sector SSI entities, certain new equity transactions. Additionally, Directive 4 restricts the provision, exportation or re-exportation to SSI-listed entities operating in the energy sector, directly or indirectly, of goods, services (except for financial services) or technology in support of exploration or production for deep water, Arctic offshore or shale projects that have the potential to produce oil in the Russian Federation.

        The United States has also imposed export restrictions with respect to Russia and Crimea and has also suspended the issuance of U.S. export credit and financing for economic development projects to Russia.

        Finally, Executive Order 13685 broadly prohibits transactions between U.S. Persons and persons located within the "Crimea region of Ukraine," unless authorized by OFAC.

  EU Sanctions

        With the aim of restricting Russian access to EU capital markets, the EU imposed a ban on the direct or indirect purchase, sale or provision of investment services for and assistance in the issuance of, or other dealings with, transferable securities and money-market instruments with a maturity exceeding 90 days, which securities and instruments were issued after August 1, 2014 by certain Russian financial institutions and their subsidiaries. The ban also covers non-EU parties whose proprietary rights are majority-owned by these entities or acting on their behalf or at their direction.

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

        The EU has also imposed restrictions on the sale, supply, transfer or export to (or for use in) Russia of certain technologies used in the oil and gas industry. Further, under EU sanctions, it is prohibited to provide, directly or indirectly, certain services relating to the exploration and production of deep water oil and offshore arctic oil or services relating to shale oil projects in Russia. Each EU sanction regime also prohibits knowingly and intentionally participating in activities, the object or effect of which is to circumvent any of the specific prohibitions set out in the respective regime.

        The EU formally extended the above described sanctions targeting Russia until September 15, 2016. The general sanctions list covers 146 individuals and 37 entities.

        On December 20, 2014, the EU extended its sanctions against Crimea and Sevastopol and imposed a broad ban on investment in, exports to and tourism in that region. On June 19, 2015, the EU prolonged these sanctions until June 23, 2016.

        It is unclear how long these sanctions will remain in place and whether new sanctions may be imposed.

  Effect of sanctions on our business

        No individual or entity within the Group has been designated by either the United States or the EU as a target of their respective sanctions imposed in connection with the situation in Ukraine. However, no assurance can be given that none of those individuals or entities will be made subject to any such sanctions in the future. Additionally, no assurance can be given that broader sanctions against Russia or parts of Ukraine that affect us will not be imposed. Certain of our subsidiaries are U.S. or EU Persons and are therefore subject to U.S. and EU sanctions restrictions, including prohibitions on dealing with any persons subject to U.S. blocking sanctions or the EU asset freeze. However, the majority of Group entities are neither U.S. nor EU Persons, and these entities are therefore restricted in dealings with sanctioned persons only to the extent those dealings involve U.S. nor EU Persons or U.S.-dollar denominated transactions, are conducted within the United States or in EU member states, or otherwise fall within EU jurisdiction.

        We may engage in certain operations with Russian persons and entities that are currently sanctioned. Such operations are rare and, according to our estimates, the overall volume of such operations with such persons and entities is not material and such operations are limited to the territory of the Russian Federation.

        The scope and consequences of U.S. and EU sanctions remain subject to interpretation by competent authorities and courts in the United States and the EU and no assurance can be given that a broader interpretation may not affect any of our entities. Non-compliance with applicable sanctions could result in, among other things, the inability of the relevant entities to contract with the U.S. and/or EU governments or their agencies, civil or criminal liability, including the imposition of significant fines, the disgorgement of profits, and/or the imposition of a court-appointed monitor, negative publicity and reputational damage, and designation under U.S. and/or EU sanctions. Designation under U.S. and/or EU sanctions could affect our ability to transact with U.S. and/or EU Persons.

        Further, the sanctions imposed to date by the United States and the EU in connection with the situation in Ukraine have had an adverse effect on the Russian economy, prompting revisions to the credit ratings of the Russian Federation and a number of major Russian companies, causing extensive capital outflows from Russia, and impairing the ability of Russian issuers to access international capital markets. We have significant exposure to the Russian economy and the attendant risks. The current difficult economic environment in Ukraine and Russia and any future downturns in the economies of these countries could diminish demand for our services, increase our costs, constrain our ability to retain existing customers and collect payments from them and prevent us from executing our strategies. Although we believe that the Russian IT industry is unlikely to be specifically targeted by OFAC or EU sanctions, if sanctions were generally brought against such industry or specifically against us, such sanctions would likely have a material adverse impact on our business, financial condition, results of operations or prospects.

Regional and international political and diplomatic conflicts involving Russia and Ukraine could create an uncertain operating environment that could adversely affect our business.

        Ukraine has enacted sanctions with respect to certain Russian entities and individuals. The sanctions imposed by Ukraine were adopted on September 2, 2015 by the National Security and

Defense Council of Ukraine and were further enacted by the President of Ukraine on September 16, 2015. The sanctions impose various limitations on economic activities in Ukraine and restrict entry into Ukraine of certain individuals. The sanctions became effective on September 22, 2015 and will expire on September 22, 2016, if not extended. The sanctions apply to 3,812 individuals and 105 companies, including two Russian IT companies.

        Russia has responded with countermeasures to international and Ukrainian restrictions and sanctions, currently including limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries. Russia has enacted sanctions against Turkey in response to an incident involving Russian military aircraft shot down over Syrian territory in November 2015, including the imposition of a ban on Russian companies hiring Turkish workers and the imposition of visa requirements, as of January 1, 2016.

        The instability in Crimea and Eastern Ukraine specifically, and in the surrounding region more generally, economic sanctions and related measures, and other geopolitical developments (including with respect to the current conflict and international interventions in Syria) could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global capital markets generally, which could adversely impact us. Further conflict, sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions) imposed by the United States, the European Union, Ukraine, Russia, and/or other countries, could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

        We have delivery centers in Ukraine, employing over 2,920 engineers located in Kiev, Dnipro and Odessa. We have delivery centers in Russia, employing over 1,930 engineers located in various cities. At present we have not experienced any interruption in our office infrastructure, utility supply or Internet connectivity. All our offices remain open and fully functional to support our clients. Our contingency plans include relocating work or personnel to other locations and adding new locations as appropriate. We recently opened new delivery centers in Sofia, Bulgaria, and Guadalajara, Mexico. In May 2014, we launched a multiyear Global Upgrade Program to implement another level of globalization across our organization and to accelerate our expansion in the EU, the U.K., Asia Pacific and North America. As part of this program, to better support our global client base, during our fiscal year ended March 31, 2016, we relocated 541 engineers previously based in Russia and Ukraine to our locations in the EU. While we have contingency plans in place to address volatility in Russia and Ukraine, if we are unable to conduct business with our existing or potential clients or partners, or continue our operations in an uninterrupted manner as a result of these geopolitical developments or the reaction to these developments by international authorities through expanded sanctions or otherwise, our business could be materially adversely affected.

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

        In the first half of 2014, Ukraine conducted an early presidential and parliament election. On April 10, 2016, the Prime Minister, Arseniy Yatseniuk announced his intention to resign. On April 14, 2016, a new Prime Minister and Cabinet of Ministers of Ukraine were approved, except for the Minister of Healthcare.

        Although the political situation in the country is stabilizing, minor armed clashes are still ongoing in the eastern regions of Ukraine, though our operations are in the western part of the country. On September 5, 2014, representatives of Ukraine, the Russian Federation, the Donetsk People's Republic ("DPR"), and the Lugansk People's Republic ("LPR") agreed to the Minsk Protocol, an agreement to halt the war in the Donbass region of Ukraine. In February 2015, the leaders of Ukraine, the Russian Federation, France and Germany reached a ceasefire deal on the Ukrainian conflict. Despite such measures, further escalation of the political instability or military action could have a material negative impact on our operations in Ukraine. Since the start of this conflict, there have been multiple waves of partial mobilization to the Ukrainian army and one wave is expected in 2016. The mobilization has not materially affected our delivery centers in Ukraine; however, any future impact is difficult to predict. In the event the conflict worsens and the Ukrainian government triggers the application of martial law, it could have a material adverse effect on our operations in Ukraine.

        The current political environment in Romania is dynamic and may become unstable. After the collapse of the Democrat-led government in early 2012, the Social Democrats held power in a coalition with the Liberals, until February 2014 when the Liberals terminated their alliance with the Social Democrats. While moving into opposition, the Liberals have since merged with the Democrats. This has fragmented the Romanian Parliament and may ultimately give rise to populist measures at the government level. Moreover, in late 2014, the Liberal-nominated candidate won the presidential election, while the incumbent Social Democrat Prime Minister was reconfirmed by Parliament. The Social Democrat Prime Minister subsequently resigned and his cabinet was dissolved in November 2015 following a corruption scandal, to be replaced by a President-nominated independent Prime Minister and a new cabinet. While the current cabinet solely consists of members without any political affiliation, new legislative elections are scheduled to be held no later than the end of November 2016.

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

Deterioration in political and economic relations among CEE countries in which we operate and/or between CEE countries and the United States and the European Union could materially adversely affect our business and operations in CEE.

        Political and economic relations among Russia, Romania, Ukraine and the other countries in which we operate are complex, and recent conflicts have arisen among many of their governments. Likewise, many CEE countries continue to have a complicated relationship with the United States and the EU.

Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts between countries of CEE which can halt normal economic activity and disrupt the economies of neighboring regions.

        The relationship between Russia and Ukraine has been historically strained due to, among other things, disagreements over the prices and methods of payment for gas delivered by Russia to, or for transportation through, Ukraine, issues relating to the temporary stationing of the Russian Black Sea Fleet in the territory of Ukraine, a Russian ban on imports of meat and milk products from Ukraine and antidumping investigations conducted by Russian authorities in relation to certain Ukrainian goods. Political tensions have escalated recently following the political situation in Crimea and a number of associated events, including the adoption of a Ukrainian law cancelling neutral status to military blocks, the signing of the Ukraine-European Union Association Agreement and a new wave of gas price negotiations. In 2015 and 2016, economic confrontation between Russia and Ukraine has continued to grow. New bilateral sanctions and restrictions were imposed in the sphere of transport (mostly regarding transit, including air transit), trading and agriculture.

        Any further adverse changes in Ukraine's relations with Russia, in particular any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine's revenues derived from transit charges for Russian oil and gas, may have negative effects on the Ukrainian economy as a whole. Similarly, sanctions imposed by Ukraine against certain Russian entities could further strain the Russian economy. Although we primarily target markets outside of Russia, stress on the Russian economy from Ukrainian sanctions could materially adversely affect our business. The conflicts among CEE countries and conflicts within CEE countries have, in some instances, also harmed their relationship with the United States and the EU and, at times, have negatively impacted their financial markets. See "—Sanctions imposed by the United States and the EU as a result of the ongoing crisis in Ukraine may have a material adverse effect on our business" above.

        Similarly, economic deterioration in CEE countries may strain political relationships with neighboring regions, and vice versa. For example, Romania joined the European Union in January 2007, and is subject to certain post-accession benchmarks mandated by the EU under the Cooperation and Verification Mechanism to help Romania address outstanding shortcomings in various social fields such as judicial reform and anti-corruption. On January 27, 2016, the European Commission presented a report recognizing Romania's "impressive" track record and assessing the fact that such trend is a "sign of developing sustainability" towards the goals of the Cooperation and Verification Mechanism and made recommendations for further steps in certain areas including judicial independence, judicial reform, integrity and anti-corruption initiatives. If Romania does not adequately progress towards these benchmarks, the European Commission is authorized to apply safeguard measures against Romania, including the suspension of Member States' obligation to recognize and enforce, under the conditions set forth in the Community laws, the decisions of Romanian courts. The application of any of the sanctions referenced above may have a negative effect on the Romanian economy and investor confidence in the Romanian economic environment, which could lead to material adverse consequences on our operations in Romania. Furthermore, any future allegations or evidence of corruption or money laundering in Romania may have an adverse effect on the Romanian economy, and in turn could adversely affect our operations in Romania.

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

  •
  extensive regulation of businesses in general and substantial protection afforded to domestic IT businesses;

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

        The Russian government provides qualified Russian IT companies with substantial tax benefits through a reduced social contribution charge rate program, as well as through VAT exemptions. These programs resulted in savings for us of $24.6 million in the fiscal year ended March, 31, 2015 and $20.6 million in the fiscal year ended March 31, 2016. However, the reduced tax rates for social contributions (14% in total) are only available until December 31, 2017, after which the Russian government plans to gradually increase the tax rates to 21% in 2018 and 28% in 2019. If the Russian government were to change its favorable treatment of Russian IT companies by modifying or repealing its current favorable tax measures, or if we become ineligible for such favorable treatment, it would significantly impact our financial condition and results of operations.

        Substantially all of the persons who provide services used by us in Ukraine are independent contractors who are properly registered as private entrepreneurs with the tax authorities. They are third party suppliers operating as independent contractors, for whom we are not required to pay social duties and personal income tax applicable to employees. There is, nevertheless, a risk that Ukrainian tax authorities may take a different view. Since laws and regulations governing the status and classification of independent contractors are subject to change or interpretation by various authorities, it is possible that Ukrainian tax authorities could assert a position on the classification of our independent contractors contrary to ours. As a result, they could claim we had to withhold personal income tax and to accrue single social contribution in relation to employees' remuneration. In addition, if a national authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified, or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs arising from fines or judgments as a result of tax withholding. We may also decide to hire these independent contractors as our employees, and, we may, as a result, incur significant personnel expenses. All of these factors could in turn result in material adverse effects on our financial condition.

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

        Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Government officials may apply contradictory or ambiguous laws or regulations in ways that could materially adversely affect our business and operations in CEE countries. We cannot offer assurance that regulators, judicial authorities or third parties in Russia, Ukraine and other CEE countries will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations. In addition to the foregoing, selective or arbitrary government actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions, all of which could materially adversely affect our business, financial condition and results of operations.

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

        There have been significant changes to the taxation systems in CEE countries in recent years as the authorities have gradually replaced legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax and other taxes with new legislation. Tax authorities in CEE countries, including Russia and Ukraine, have also been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Technical violations of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive application or interpretation, may lead to penalties. High-profile companies may be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets, particularly if the tax benefits we receive in Russia are revised or removed. The additional burdens and costs that the tax systems of the CEE countries impose on our business as well as the frequent significant changes in legislation complicate our tax planning and related business decision-making process. Any additional tax liability, as well as any unforeseen changes in tax laws, could materially adversely affect our future results of operations, financial condition or cash flows.

Recent Russian tax legislation and decisions by Russian courts on tax matters could have a material adverse effect on our business, and could subject us to fines, penalties, additional taxes or uncertain and costly litigation.

        On July 1, 2015, the Convention on Mutual Administrative Assistance in Tax Matters, initially developed by the OECD and the Council of Europe in 1988, entered into force in Russia. Membership in a mutual tax assistance club is expected to increase Russia's options for obtaining tax information from its foreign counterparts but it will also require mutual disclosures. As a result of the Convention's ratification, Russian tax authorities are authorized to obtain certain information relating to taxation matters from a number of countries, including certain offshore jurisdictions, and to participate in simultaneous tax examinations and assistance in recovery of tax claims. The list of countries that have signed the Convention includes the Netherlands, Luxembourg, UK, Switzerland, British Virgin Islands and Cyprus.

        Pursuant to the procedure for information exchange stipulated in double tax agreements (treaties, conventions), the Russian tax authorities may obtain not only information on the fact whether a foreign contractor of a Russian taxpayer pays taxes, but also information on its staff headcount, office premises, recognition of certain business transactions on its books, providers of funds later transferred to Russia and its ownership structure.

        On July 27, 2015, Russia's Ministry of Finance published the "Main Directions of the Tax Policy of the Russian Federation" for 2016 and the planning period of 2017 and 2018 (the "Main Directions"). Russia is actively participating in the implementation of an action plan, contemplated under the Main Directions, to combat erosion of the tax base and the withdrawal of profits from taxation, which was approved by the G20 in September 2013, under the chairmanship of Russia.

        The Russian Federation will begin the automatic exchange of financial account information in 2018. In addition, the Russian Federation is in the process of revising its bilateral treaties on avoidance of double taxation by including or expanding the provisions on exchange of information and anti-abuse of treaty. For example, on February 28, 2012 the Russian President signed the law on ratification of the Protocol (the "Protocol") to the double taxation treaty entered into between the Russian Federation and the Republic of Cyprus, dated December 5, 1998. The Protocol became effective on April 2, 2012 and applies to taxes due as of January 1, 2013. The Protocol also amended provisions on exchange of information in line with the latest Organization for Economic Cooperation and Development ("OECD") standards.

        The Moscow District Arbitration Court issued a controversial decision on June 11, 2015, in which it ruled that expenses associated with the payment of royalties by a Russian company to a foreign affiliate under a sublicensing agreement were non-deductible for profits tax purposes (the "Oriflame case"). The arbitration court affirmed the ruling of two lower courts and the position of the Russian tax authorities. The courts concluded that, in substance, Oriflame Russia was acting as a representative office of Oriflame Luxembourg and created a perception among its customers that they were interacting and dealing with a foreign company and not a subsidiary of the foreign company. The fact that Oriflame Russia does not pay corporate tax on its business activities and reported losses for several consecutive years, while the Dutch and Luxembourg entities claimed a tax exemption for a majority of the royalties received in the Netherlands and Luxembourg, respectively, also was relevant to the ultimate conclusion that the main objective of the sub-licensing structure was to achieve a tax-free profit repatriation from Russia. Therefore, the courts disallowed the deduction of the royalty payments.

        This is the first case in which Russian courts have affirmed the disallowance of a tax deduction for royalties on the grounds that the taxpayer was reclassified from a separate legal entity into a representative office of a foreign company, and the decision potentially could create risks for foreign companies operating in Russia through subsidiaries. Licensing arrangements likely will continue to be subject to enhanced scrutiny by the Russian authorities, considering the government's recent initiative to combat tax evasion. New rules adopted at the end of 2014 include the introduction of the "beneficial ownership" concept and give the Russian tax authorities a stronger basis for challenging issues relating to the beneficial ownership of Russian-source income.

        In its decision No. 138-O dated July 25, 2001, the Constitutional Court of the Russian Federation (the "Constitutional Court") introduced a concept of "a taxpayer acting in bad faith" without clearly stipulating the criteria for it. Furthermore, on October 12, 2006, the Plenum of the Supreme Commercial Court of the Russian Federation issued Ruling No. 53, formulating a concept of an "unjustified tax benefit." These concepts have not been defined in Russian tax law. Nonetheless, these concepts have been widely used by the tax authorities to deny the taxpayer's right to use certain tax benefits prescribed in the tax law, or to rely on certain provisions of the tax law. Tax authorities and courts often exercise significant discretion in interpreting these concepts in a manner that is unfavorable to taxpayers. In practice, when challenging the tax benefits applied by a taxpayer, tax authorities often argue that the taxpayer may receive an "unjustified tax benefit" by executing contractual relationships with the counterparties acting "in a bad faith" (so-called "mala-fide" taxpayers). Although we use our best efforts to ensure that our counterparties are bona fide taxpayers, there may be a risk that tax authorities may interpret the relationship with our counterparties in a different manner, and challenge applicable tax advantages and incentives and impose extra taxes, fines and late payment penalties, which could materially affect our business.

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

        Following the adoption of Russian Federal Law No. 134-FZ, dated June 28, 2013, "On the introduction of amendments to certain legislative acts of the Russian Federation regarding countering illegal financial operations", the list of the legal entities from which underpaid taxes may be recovered in court has been expanded significantly. In particular, underpaid taxes may be sought by tax authorities in court from dependent (affiliated) entities of such underpaying taxpayers to which the money was transferred or other property was provided by such taxpayers (including when the transfer of money was made through interconnected operations by legal entities which are not dependent (affiliated) entities) or from legal entities recognized by courts as otherwise affiliated with the taxpayer that has a tax deficiency. As a result of these amendments, there is heightened risk that a company's affiliates may be compelled to become involved in the company's tax disputes, which could result in a material adverse effect on companies such as ours that own multiple subsidiaries.

        On January 9, 2013, the Supreme Commercial Court of the Russian Federation issued Ruling No. 14828/12 "On transfer of the case for the consideration of the Presidium of the Supreme Commercial Court of the Russian Federation." At issue was the registration of immovable property in the name of an offshore company. The panel of judges ruled that, in the context of a court proceeding, if a party to the proceeding is an offshore company, the other party may be disadvantaged as a result of lack of transparency of information pertaining to the offshore company. Therefore, the judges ruled that any evidence produced by the offshore company can be accepted by the court only if the beneficial ownership information of the offshore company is disclosed. The arguments stated by the judges in this ruling reflect the recent trend of Russian courts to apply a new, non-formalistic approach to transactions involving foreign and offshore structures. As a consequence, it could not be ruled out that many transactions, and tax obligations of parties to such transactions, which were previously entered into by offshore companies, could be reconsidered by the Russian courts.

A new de-offshorization law in Russia as well as related Russian draft legislation may have a material adverse impact on our operations.

        On January 1, 2015, Russian Federal Law No. 376-FZ took effect, and was subsequently amended by Federal Law No. 85-FZ (as amended, the "De-offshorization Law"), which came into force on April 7, 2015 and by Federal Law No. 150-FZ, which came into force on June 8, 2015. The De-offshorization Law regulates, among other things, the taxation of controlled foreign companies (the "CFC Rules"). Under the law, notwithstanding certain exceptions, undistributed profits of foreign companies and certain other non-legal foreign structures (such as funds and partnerships), which are controlled by Russian tax residents (both individuals and legal entities), are subject, in certain circumstances, to taxation in Russia. As required by the De-offshorization Law, Russian tax residents must disclose their participation in the foreign subsidiaries in all cases when their stock ownership in a foreign entity exceeds 10% as well as file special notifications concerning the "controlled foreign companies," which broadly mean holding of (i) more than 25% of such entity's stock or (ii) more than 10% of the entity's stock if a joint ownership of such stock by other Russian tax resident(s) exceeds 50%.

        Additionally, the De-offshorization Law introduced the concept of tax residency of organizations in Russia for the first time. For non-Russian legal entities, legal residency is defined by the place of "actual management." Based on this concept Russian tax authorities may seek to recognize certain non-Russian companies of the Group as Russian tax residents by claiming that their daily operational management and control are performed from Russia. The De-offshorization Law also incorporates a "beneficial ownership" concept, for non-resident legal entities that claim double tax treaty relief for Russian-source income, and provides for withholding of income tax on capital gains from the disposal of non-Russian shares deriving more than 50% of their value from Russian-based real estate.

        No assurance can be currently given as to the possible impact of the De-offshorization Law and related legislative initiatives and proposals on our business, since their interpretation and actual application are still under development. Taking into account the named De-offshorization Law and other related legislative initiatives that may have an impact on our business, we cannot exclude the possibility that some of these regulatory developments could have a material adverse effect on our business, financial condition and results of operations.

Luxoft may be exposed to taxation in Ukraine if activities of non-Ukrainian companies of Luxoft are treated as creating a permanent establishment for Ukrainian tax purposes

        The Ukrainian Tax Code contains the concept of a permanent establishment in Ukraine as a basis for taxing foreign legal entities, which carry out regular entrepreneurial activities in Ukraine beyond those of preparatory and auxiliary character. Ukraine's double tax treaties with other countries contain a similar concept.

        However, double tax treaties provide for a narrower definition of permanent establishment than the Ukrainian Tax Code. Double tax treaties also provide that even if the Company is found to have a permanent establishment in Ukraine, this should not affect exemption from taxation provided for elsewhere in the double tax treaty (including those applicable to interest and dividends). Double tax treaties overrule Ukrainian tax law, which is expressly recognized by the Tax Code. However, not all countries where the Luxoft companies operate have double tax treaties with Ukraine.

        The practical application in Ukraine of the concept of a permanent establishment under Ukrainian law and double tax treaties is not well developed. For this reason, foreign companies having even limited operations in Ukraine, which would not normally satisfy the conditions for creating a permanent establishment, may be at risk of being treated as having a permanent establishment in Ukraine and hence being liable to Ukrainian taxation. Accordingly, there is a risk that activities of Luxoft's non-Ukrainian companies will be treated by the Ukrainian authorities as creating such a permanent establishment.

        If activities of any non-Ukrainian subsidiaries of Luxoft were treated as creating a permanent establishment in Ukraine, such company would be subject to Ukrainian taxation on the part of its income that is attributable to that permanent establishment in a manner broadly similar to the taxation of any Ukrainian legal entity (with 18% applicable corporate income tax rate). There is, therefore, a risk that the tax authorities might seek to assess Ukrainian tax on the entire income of such company if it were treated as having a permanent establishment in Ukraine. Having a permanent establishment in Ukraine may also have other adverse tax implications, including jeopardizing the right to benefit from the reduced withholding tax rate under an applicable double tax treaty, and affecting the VAT obligations in Ukraine. There is also a risk that penalties could be imposed by the tax authorities for failure to register the permanent establishment with the Ukrainian tax authorities and improper fulfilment of tax obligations.

        Any such taxes or penalties could have a material adverse effect on Luxoft's business, results of operations, financial condition and prospects.

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

        Russian corporate law, Ukrainian corporate law and Romanian corporate law require liquidation of a company if its net assets fall below a certain threshold and, in the case of Romania, it does not take remedial steps, in which case any interested person may request in court the dissolution of the applicable Romanian company. For example, under Russian corporate law, in case of negative net assets calculated on the basis of Russian accounting standards as of the end of the year following the second or any subsequent year of a company's existence, the company is required to reduce its share capital or to liquidate the company. Many Russian companies have negative net assets due to a very low historical value of property, plant and equipment reflected on their Russian accounting standards balance sheets. However, their solvency, which is defined as their ability to pay debts as they come due, has not been otherwise adversely affected by such negative net assets. Also, the Russian Civil Code provides for liquidation of a legal entity by a court decision: if, among other things, a legal entity operates without proper authorization (license) or operations are illegal or the state registration was invalid, and these violations may not be cured.

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

On-going regulatory changes in Russia, including software purchase regulation, Civil Code reform, personal data regulation, development of de-offshorization legislation and others may have a material adverse effect on our operations there.

        Russia's efforts to reform the Russian Civil Code has continued, and in June 2015, a set of amendments to the code's general contract law provisions came into effect. In addition, the revision of the legislation on legal entities that aimed to bring it in line with the recently amended Russian Civil Code are expected to continue in 2016. Draft amendments are currently undergoing public discussion.

        Although recent and potential amendments could ultimately expand our possibilities for doing business and taking advantage of innovative legal structures, they may initially also pose difficulties to us in negotiating and entering into contracts insofar as the underlying legal concepts are not sufficiently developed in the Russian legal system. Additionally, we may face problems enforcing our rights where the application of these concepts by Russian authorities has not been tested or where they carry less weight among counterparties to contracts.

        In addition to the Civil Code reform, Russian legislation is being amended in various sectors. For example, new legislation was introduced regarding the regulation of software purchases, pursuant to which after January 1, 2016 Russian governmental bodies are required to renounce foreign software in favor of Russian software. It is still be possible to buy foreign software but only if necessary programs do not have domestic equivalents or the client can explain why the domestic software is not suitable.

        Changes in personal data protection regulations have also occurred. For example, all data operators collecting personal data of Russian citizens through electronic communications, including the Internet, must ensure that its storage takes place in databases located in the territory of Russia. The new law applies not only to local data controllers but also to data controllers established outside Russia to the extent they gather personal data relating to Russian nationals through websites aimed at the territory of Russia. Furthermore, in the past few years, the Russian Federation has been actively involved in a discussion of measures against tax evasion by the use of low tax jurisdictions as well as aggressive tax planning structures. The rules of controlled foreign companies ("CFCs") came into force on January 1, 2015. Based on Convention on Mutual Administrative Assistance in Tax Matters and recently signed Convention on the Automatic Exchange of Tax Information entering in force in the Russian Federation as of January 1, 2018, Russian tax authorities will be able to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions. In addition, there is a new law N 215-FZ that will become effective as of 1 January 2017 providing for liability for non-disclosure of beneficial owner of a company.

        In the absence of sufficient official guidance and clear practical enforcement examples, we cannot predict how these new laws will be applied and enforced and their influence on our operations. Our failure to comply with the legal requirements may lead to the imposition of penalties and may adversely affect our business, financial condition and results of operations.

Risks related to our Class A ordinary shares

The price of our Class A ordinary shares may be volatile, and you may lose all or part of your investment.

        Following our initial public offering (the "IPO"), the price of our Class A ordinary shares has ranged from a high of $80.64 to a low of $18.55 through the date of this annual report. Some of the factors that have caused or may cause the market price of our Class A ordinary shares to fluctuate include:

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

The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders who held our shares prior to our IPO, including IBS Group Holding Limited, one of our directors and our chief executive officer, and limiting the ability of other shareholders to influence corporate matters.

        Each of our Class B ordinary shares has ten votes per share and each of our Class A ordinary shares has one vote per share. Shareholders who hold Class B ordinary shares together beneficially own shares representing approximately 85.3% of the voting power of our outstanding shares as of July 15, 2016.

        IBS Group Holding Limited, our controlling shareholder ("IBS Group") beneficially owns through its two wholly-owned subsidiaries 94.8% of our outstanding Class B ordinary shares and controls 80.9% of our voting power as of July 15, 2016. As a result of this concentration of share ownership, IBS Group, through its two wholly-owned subsidiaries, has and will have sufficient voting power to effectively control all matters submitted to our shareholders for approval. These matters include:

  •
  the composition of our board of directors;

  •
  approving or rejecting a legal merger, demerger or other business combination; and

  •
  amending our Amended Memorandum and Articles of Association, which govern the rights attached to our ordinary shares.

        This concentrated control will limit the ability of holders of Class A ordinary shares to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A ordinary shares could be adversely affected. Specifically, this concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give Class A shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. The interests of our controlling shareholder and holders of our Class B ordinary shares generally may not always coincide with the interests of our other shareholders.

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

        Future sales of Class A ordinary shares by our principal shareholders, including two wholly-owned subsidiaries of IBS Group, Dmitry Loshchinin, JPMorgan Chase & Co., BlackRock, Inc. and Wasatch Advisors, Inc. who beneficially owned in the aggregate 64.1% of our Class A ordinary shares as of July 15, 2016, may cause the market price of our Class A ordinary shares to decline. Further, shares issuable under our share incentive plans have been registered on a Form S-8 registration statement and may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell. Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, including our principal shareholders who have the right to cause us to register their shares for resale with the SEC, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price that such investors deem appropriate.

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

As a foreign private issuer, we are not subject to U.S. proxy rules or Regulation FD and are exempt from filing certain Exchange Act reports.

        As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

        However, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet certain additional requirements. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

As a foreign private issuer, whose shares are listed on the NYSE, we may in the future elect to follow certain home country corporate governance practices instead of certain NYSE requirements.

        We have elected to comply with the corporate governance rules of the NYSE applicable to controlled companies, with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements. A foreign private issuer that elects to follow a home country practice instead of NYSE requirements must disclose in its annual reports filed with the SEC any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

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

        Based on our financial statements, relevant market data, and the projected composition of our comprehensive income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a "PFIC") for the fiscal year ended March 31, 2016, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. If we become a PFIC, holders of our Class A ordinary shares in the United States may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and may become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our comprehensive income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our Class A ordinary shares, which is subject to change. See "ITEM 10. Additional Information—E. Taxation—United States federal income taxation."

If we are unable to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002, or if our internal control over financial reporting is not effective, we may be unable to report our financial information on a timely basis, our costs may increase, the reliability of our financial statements may be questioned and our share price may suffer.

        We are required to comply with the internal control evaluation and certification requirements of Section 404 ("Section 404") of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act"). Section 404(a) of the Sarbanes Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. In addition, because we are no longer an "emerging growth company" under the Jumpstart Our Business Startups Act ("JOBS Act"), we are now also required to obtain an annual auditor attestation on the effectiveness of our internal control over financial reporting, as required under Section 404(b) of the Sarbanes Oxley Act.

        As a result of our management's assessment of the effectiveness of our internal control over financial reporting, our management may conclude that our internal control over financial reporting is not effective due to any identified material weakness or otherwise. If we fail to achieve and maintain effectiveness of our internal control over financial reporting, we may be unable to report our financial information on a timely basis, we may not be able to timely provide disclosure in accordance with the Sarbanes-Oxley Act and rules promulgated by the SEC thereunder relating to the effective ness of internal control over financial reporting, our independent auditors may not be able to attest to the effectiveness of our internal control over financial reporting, and we may suffer adverse regulatory consequences. Further, the evaluation by our management of the effectiveness of our internal control over financial reporting, and any remedial actions required, could result in us incurring unanticipated additional material costs. Compliance with the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act could further increase our expenses and divert significant management time.

        In addition, timely and accurate financial reporting requires us to retain a sufficient number of U.S. GAAP experienced accounting personnel. There is strong demand for U.S. GAAP experienced accounting personnel in the regions in which we operate, and as such, we may not be able to effectively compete for such personnel, which could make it more difficult for us to maintain the effectiveness of our internal control over financial reporting and obtain an annual auditor attestation concluding that our internal control over financial reporting is effective.

        Irrespective of compliance with Section 404, any material weaknesses detected in our internal control over financial reporting could have a material adverse effect on our stated results of operations and harm our reputation. As a result of such weaknesses, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees. If we are unable to maintain the effectiveness of our internal control over financial reporting efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on the effectiveness of our internal control over financial reporting from our independent auditors. Further, if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

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

        New or amended laws, regulations and standards in the United States, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time-consuming and divert management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in the United States and being subject to U.S. rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

It may be difficult to enforce a U.S. or foreign judgment against us, our directors and officers named in this annual report outside the United States, or to assert U.S. securities laws claims outside of the United States.

        Most of our assets are located outside of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located in Russia, Ukraine and other CEE countries. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them, judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state therein. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

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

        In Romania, foreign civil and commercial judgments issued by courts of a non-EU member state may be recognized and enforced only if certain conditions are met, including reciprocity between Romania and the relevant foreign state in respect of the effects of the foreign court rulings. Under the existing Romanian legal framework, the existence of a bilateral instrument or agreement providing for the mutual recognition of the legal effects of civil judgments is seen as an important facilitator for the recognition and enforcement of such court judgments. No such agreement or instrument is currently in place between Romania and the United States. In Poland, rulings of foreign state courts issued in civil matters, even from non-EU member states, are recognized by virtue of law unless there exist obstacles specified in the Polish Code of Civil Procedure, such as if the ruling was issued in a case which falls under the exclusive jurisdiction of Polish courts. As a result of the difficulty associated with enforcing a judgment against us, our investors may not be able to collect any damages awarded against us by either a U.S. or foreign court.

We do not intend to pay regular dividends for the foreseeable future.

        Our investors should not rely on an investment in our Class A ordinary shares to provide dividend income. Although we have declared and paid dividends in prior years, we do not intend to declare or pay regular dividends to holders of our Class A ordinary shares for the foreseeable future, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our Class A ordinary shares. While we currently intend to retain all available funds and any future earnings to fund the development and growth of our business, we may, by a resolution of the board of directors, authorize a special one-time dividend or other form of distribution to our shareholders at such time and in such amount as the board of directors determines to be appropriate and in the best interest of the Company. Any payment of dividends in the future would be at the discretion of our board and will depend on, among other things, our earnings, availability of distributable profits, liquidity and financial position, business opportunities, tax considerations, planned acquisitions and other strategic plans of the Company, the restrictions in our debt agreements, and other considerations that our board deems relevant. As a result, if we do not pay dividends, capital appreciation, if any, of our Class A ordinary shares will be investors' sole source of gain for the foreseeable future. Accordingly, investors must rely on sales of their Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. Investors seeking annual cash dividends should not purchase our Class A ordinary shares.

        In addition, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our subsidiaries to make distributions may be subject to statutory restrictions and retained earnings criteria, and is contingent upon the cash flow and earnings of those subsidiaries. For example, Russian law prohibits declaration and payment of dividends by a Russian company if such company's net assets value is lower than its charter capital or would become lower than its charter capital as a result of declaration or distribution of dividends. These restrictions could reduce the amount of distributions that we receive from our subsidiaries which, in turn, would restrict our ability to pay dividends. According to Romanian law, if the company's net assets are less than its subscribed share capital, the share capital should be adjusted accordingly before any distribution of dividends can be declared. Pursuant to Polish law, the amount allocated for distribution among shareholders must not exceed the amount of profit for the last fiscal year, increased by retained earnings and by amounts transferred from supplementary and reserve capital established from profit, which may be allocated for dividend distribution. This amount must be decreased by unabsorbed losses, own shares and by amounts which, pursuant to the law or the statutes, must be transferred from profit for the last fiscal year to the supplementary or reserve capital.

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

ITEM 4.    Information About Luxoft

A.  History and Development of Luxoft

        Our legal name is Luxoft Holding, Inc. Including our predecessors, we have been in business since March 2000. Luxoft Holding, Inc was incorporated as a company limited by shares under the laws of the British Virgin Islands on March 7, 2006. Over the past 16 years, the Company grew from the initial team of 20 people and one office to over 11,000 employees and 33 offices across 17 countries worldwide, covering North America, Western and Eastern Europe, Latin America, and Southeast Asia as of March 31, 2016. In June 2013, we listed our shares on the New York Stock Exchange (the "NYSE") under the symbol "LXFT." During the fiscal years ended March 31, 2015 and 2016, we completed a number of acquisitions, as discussed in further detail in "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions." Additionally, in 2012, our subsidiary Luxoft International Company Limited, which had previously been a British Virgin Islands company, reincorporated in Cyprus. We have principal executive offices located at Gubelstrasse 24, 6300 Zug, Switzerland. Our registered office is located at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands. Our telephone number is +41 417 262 060. We have appointed Luxoft USA, Inc. ("Luxoft USA"), 100 Wall Street, Suite 503, New York, NY 10005, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        For more information about us, our website is www.luxoft.com. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

        Our capital expenditures for the fiscal years ended March 31, 2016, 2015 and 2014 amounted to $24.2 million, $14.2 million and $13.8 million, respectively. During the fiscal years ended March 31, 2016 and 2014, the majority of our investment activities was related to the purchase of computers, notebooks and other pieces of office equipment. During the fiscal year ended March 31, 2015, our principal investment activities consisted mainly of acquisitions of new businesses and, to lesser extent, of purchases of computer and office equipment. In order to support our overall business expansion, we intend to continue to invest in production equipment. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. We anticipate that our next major capital expenditures in the fiscal years ending March 31, 2017 and March 31, 2018 will be related to the expansion of our business and possible merger and acquisition transactions in Europe and the United States. We currently anticipate our capital expenditures in the years ending March 31, 2017 and March 31, 2018 will be financed from cash generated from operations, our current cash position and currently available credit facilities.

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

        During the past two years we have been actively enhancing our premium services and end-to-end solutions to move outside of the traditional outsourcing space and adding premium capabilities in order to keep moving up the value chain. Over the past year we added advisory, platform architecture selection and packaged software services, such as consulting and implementation of Murex and Open Link, technology consulting, and enhanced our in-house products and platforms.

        We utilize our deep industry- and domain-specific expertise to develop innovative software for our clients' core products, processes, and applications. We focus on six industry verticals that have significant and growing demand for IT services and consider innovative technology to be a top priority in achieving their business goals: financial services; automotive and transport; telecommunications ("telecom"); travel and aviation; technology; and energy. Among these verticals we consider financial services, automotive, and telecom as our core lines of business, on which we concentrate the majority of our resources and management efforts at this time.

        Across these industry verticals, we utilize a wide variety of modern and emerging technologies and expertise that we have developed within a number of domain practices. The most important ones have been formalized as separate Centers of Expertise ("COEs"). These include Cloud, Internet of Things ("IoT"), Big Data / Data Analytics, Digital Experience and DevOps. Each of these is discussed in more detail in "Our domain practices." Each COE focuses on the research and development of its respective subject matter and has a dedicated pool of resources, including its own budget, mandate and IT professionals. The purpose of these COEs is to operate across all of our verticals and deliver higher customer value and synergies by reinforcing COEs' technical capabilities and niche-focused domain services within all of our lines of businesses. For example, we bring our Big Data COE's expertise into our current alliance with the technology organization at one of our European Union -based banking clients. We are working together on a multi-year strategic program of rebuilding core data warehouse platform used for regulatory reporting and business performance management. We believe the combination of our broad range of services and solutions, along with our deep industry and domain expertise, allows us to work concurrently on multiple mission critical engagements for a single client, leaving us well positioned to increase our share of our clients' core technology budgets. We also believe that services and solutions delivered by our COEs will allow us to diversify our current business and lower customer and vertical revenue concentration.

        We serve large multinational corporations primarily in Western Europe and North America that rely on our IT solutions and software development capabilities for many of their mission critical systems. For the fiscal year ended March 31, 2016, a significant portion of our sales was to Fortune Global 500 companies, including Deutsche Bank, UBS, Boeing and Credit Suisse. During this period, we derived 58.8% of our sales from clients located in Europe, 31.2% from clients in the United States and 10.0% from clients in other geographies. As of March 31, 2016, eight out of our top ten clients have been with us for five or more years and, in the three fiscal years ended March 31, 2016, 2015 and 2014, the majority of our new clients were referred to us.

        The scope of our services ranges from handling standard outsourcing client- directed engagements to managed delivery and transformational engagements. Over the past several years we have experienced steady demand for managed delivery services, by which we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of execution. In managed delivery engagements, we have a higher degree of control over the staffing mix and the deployment of resources across our global dedicated delivery platform. These engagements allow us to embed ourselves in our client's business, thereby increasing client loyalty and barriers to entry for competition. In some cases, our long-standing relationships with large multinational clients have led to transformational engagements, in which we frequently replace a portion of the client's entire IT team and interface directly with the internal end user, instead of merely augmenting our client's IT department. We seek to continually improve our delivery by using optimized software development methodologies, such as Agile. Agile methodology entails the delivery of software at frequent iterations by cross-functional geographically distributed teams, often working remotely across various time zones. This methodology, along with our products and platforms, reduces time-to-market and lower development costs for our clients.

        We operate through an expansive and scalable global dedicated delivery model, which we believe is one of the key factors that differentiates us. We provide our services and deliver our solutions from 26 delivery centers located primarily in CEE, including Bulgaria, Poland, Romania, Russia and Ukraine, where we have access to a significant pool of highly educated IT professionals who possess technical expertise and business domain knowledge. We also have delivery centers in Australia, Canada, Germany, Luxembourg, Mexico, Netherlands, Singapore, South Africa, Sweden, the United Kingdom, the United States, and Vietnam. Our CEE delivery centers are strategically located near current and potential client sites in Eastern and Western Europe and in Asia Pacific and are designed to offer worldwide offshore and nearshore seamless support and to meet our clients' security and infrastructure requirements. We believe that our global delivery model allows us to better serve our clients, providing us with agility, logistical and time zone convenience and the cost advantage of having fewer dedicated on-site personnel. We also believe the similarities in engineering culture between CEE, where the majority of our engineering talent is located, and our primary revenue-generating geographies—Europe and the United States—afford us a competitive advantage over non-CEE based competitors in pursuing engagements in those geographies. Our delivery model also serves as a powerful recruitment engine supporting the growth of our business by providing access to numerous emerging markets worldwide and allowing us to resolve bottlenecks in talent supply.

        We believe that our strong brand, corporate culture and our focus on efficient innovation aimed to promote our clients' business goals and outcomes allow us to successfully recruit and retain highly qualified IT engineers and developers ("IT professionals"). As of March 31, 2016, we had 11,087 personnel of whom 9,239 were IT professionals. As of March 31, 2016, approximately 79% of our IT professionals held Master's degrees (or Master's degree equivalents in certain jurisdictions) or higher, and approximately 76% of our personnel had more than five years of industry experience, which we believe compares favorably to many publicly traded Indian offshoring companies. We support our growth through our human resources infrastructure that allows us to scale the workforce globally as our business grows. During the fiscal year ended March 31, 2016, we hired, on average, more than 272 IT professionals per month.

        Our work has earned us significant client recognition, including from our large multinational clients. During fiscal year 2016 our company was awarded the "Best Connected Car System Integrator 2015" award by TU-Automotive. Out of over 400 nominations, a panel of expert judges has picked out the winners in each of the 12 categories and we won competing in the final rounds against 12 providers, including Atos, Elektrobit, Qualcomm Technologies, Symphony Teleca Corp., and others.

Also in fiscal year 2016, we.CONECT awarded our company "Most Innovative Human Machine Interface Feature".

        The quality of our operational processes has been recognized by our Capability Maturity Model Integration, or CMMI, Level 5 certification, which is the highest level of the Software Engineering Institute's CMMI categorization for measuring the maturity of software development processes.

        Our sales have grown from $314.6 million in the fiscal year ended March 31, 2013 to $650.8 million in the fiscal year ended March 31, 2016, representing a compound annual growth rate ("CAGR") of 27.4%. Our net income has grown from $37.5 million in the fiscal year ended March 31, 2013 to $70.3 million in the fiscal year ended March 31, 2016, representing a CAGR of 23.3%. As of March 31, 2016, we had over 179 active clients and over 35 high potential accounts ("HPA"), including Credit Suisse, Continental, Microsoft and Expedia. In the aggregate, all HPA accounts generated over $118.9 million in revenue during the last fiscal year, which represents at least 150% year-over-year growth. We define HPA as a client account which, according to management's estimates, has potential to reach at least $5 million in recurring annual revenues within three years from the inception of such account. Our management determines which of our clients should be considered HPAs. Out of over 35 HPAs, 12 were established during the past 12 months.

Industry background

IT services outsourcing and offshoring

        For a multinational corporation to remain competitive and meet the increasingly diverse needs of its worldwide client base, it must have sufficiently high- quality underlying IT architecture, stay current with constant technological evolution and have access to high-quality IT talent at a competitive cost. Furthermore, the combination of shrinking product lifecycles and the scarcity and associated cost of local IT engineering talent are driving companies to increasingly rely on the capabilities of IT outsourcing firms, instead of, or in addition to, their own offshore IT operations.

        Multinational corporations seek IT services providers that have industry- specific knowledge, the ability to manage dynamic, short development cycles, scale and recruit talent with relevant expertise, agility, cost- effectiveness and global delivery capabilities. Furthermore, IT spending is becoming more aligned with companies' broader business strategies towards innovation.

        The increased importance of IT-related decisions requires companies to look for providers with specific domain practice and vertical expertise, as opposed to generalists with commoditized skill sets. The offshore outsourcing business model has matured and evolved since its beginning in the early 1990s to provide proven advantages and fewer risks. The outsourcing industry is also moving away from a singular focus on cost toward a broader focus on efficiency and innovation. With that we believe that the need for traditional industry agnostic application development and maintenance (ADM) services is losing momentum in lieu of the end-to-end services concept. The idea of the end-to-end services concept is based on delivery of a complete solution that addresses a defined type of problem(s) typically faced by customers in a given vertical in its entirety without a need for additional vendors, subcontractors, and middlemen. The solution is a final product created by us reflecting the combination of necessary components, such as proprietary IP, expert engineering and custom software development services, selection and deployment of standard off-the shelf software and any combination of those. ADM-related stand-alone tasks, when not supplemented by premium services, are becoming standardized or commoditized, thereby unavoidably creating margin pressure. Multinational corporations no longer utilize IT outsourcing only in an effort to achieve cost efficiencies and labor arbitrage. They also seek to increase agility and reduce complexity by replacing, or complementing in-house IT resources through partnerships with vendors that can provide wide array of domain-focused services. Therefore, we are actively enhancing our premium services and end-to-end solutions to move outside of the traditional outsourcing space and adding premium capabilities in order to keep moving up the value chain.

        The financial crisis of 2008 and 2009 accelerated several trends in multinational corporations' sourcing strategies that have led to growth of the overall technology expertise outsourcing market and changed the provider landscape. The first trend is the need to innovate while reducing costs. This continues to drive multinational corporations to seek talent with tailored skills, and to expand the use of multiple providers in order to gain access to scalable and cost-effective resources. The second trend is increasingly thoughtful management of global vendor sourcing. Multinational corporations vary the number of vendors they use based on their budgets, mission critical and discretionary needs, and prevailing business conditions. Therefore, many multinational corporations may look to consolidate their outsourcing firms by using fewer vendors and focusing on those that provide high quality, expert services. Our top client Deutsche Bank is a good example of such trend. Over the past years it went through significant consolidation efforts and developed a Supplier Partnership Program, which was successfully launched in June 2014 in order to concentrate Deutsche Bank's outsourcing efforts on the small number of strategic vendors capable of delivering the most profound business impact. Our company is once again participating in this program as a Strategic Partner 2016 of Deutsche Bank. In other cases, corporations may seek to selectively add new vendors for additional or specialized expertise and/or geographic diversity in order to manage concentration risk. Some of our client wins are related to such diversification strategies, where clients seek to add the nearshore convenience of Eastern European outsourcing. The third trend is the increasing importance of vendor possession of specialized expertise and solutions that address defined challenges specific to the client or to a given industry vertical. Therefore, we perceive achieving end-to-end provider status in the niche domains of our focus to be one of the top priorities and necessary steps to successful execution of managed delivery engagements. For example, we consider ourselves to be an end-to-end provider of software development services covering the entire spectrum of applications necessary for entertainment, navigation, and telematics hardware to be integrated and properly function in cockpits of cars.

Trends of IT spend in key industry verticals

        Financial services:    The financial services industry has traditionally been one of the most IT-intensive industries. Most of the IT services providers are concentrating their efforts within the Run the Bank (RTB) segment, which is now challenged with budget and margin pressure, and thus these providers are facing a challenging growth environment. Our company historically has been present in the less crowded and more non-discretionary by nature Change the Bank (CTB) space, providing a wide array of services that are designed to achieve growth and are relevant to current markets conditions.

        We believe that the following broad trends currently drive financial services IT spending: ongoing cost optimization in order to increase efficiency; simplification of existing legacy systems and unnecessary complex software architecture to reduce on-going expenses; cost cutting and restructuring, including the overhead connected to the latter in light of contracting margins in this industry; complexity of regulatory compliance and risk management requirements; and necessity to innovate, especially in line with the recent digital transformation trend in the industry.

        In order to preserve their capital, financial institutions need to invest in their IT architecture and change many legacy business processes in line with new, modern and disruptive technologies available today. This enables these institutions to modernize their mostly in-house developed, vertical-specific legacy systems, which often increases the demand for managed services in front-office IT, to introduce new technologies and processes (such as cloud, data analytics, Blockchain, machine learning, grid computing) to support new emerging business lines within investment banking, wealth management, private and retail banking, capital markets and other areas, to roll out new financial products and to improve quality of data and its time to market. Other trends in the financial services industry include:

  1.
  Demand for digital capabilities to accommodate new disruptive technologies, many of which are driven by Bank 3.0-related themes, which also prompts the need for better User Experience / User Interface, Mobile and Analytics services and solutions. Bank 3.0 refers to the transition from banking dependent on a physical structure to the virtual ecosystem that can accommodate mobile and internet-driven end user involvement. It's about leveraging the potential of big data and analytics for better one-on-one interactions, more powerful marketing, and consumer targeting.

  2.
  On-going regulatory reporting, governance and compliance (GRC) challenges fuelling consistent demand for data-related technologies, including big data.

  3.
  Need for standardization or hybrid of custom complex software development and simplified solutions in light of efforts to streamline banking cost structures and achieve more efficient operations.

        Our clients in this vertical include Deutsche Bank, UBS, Credit Suisse and Citi.

        Automotive and transport:    The rapid introduction of new electronic architecture and the separation of hardware and its functionality and software are driving demand for embedded software development and independent software integration expertise inside and outside of the cockpit. Inside of the cockpit this includes infotainment and navigation, the Human Machine Interface (HMI) feature, and autonomous driving. Outside of the cockpit this includes the Under The Hood (UTH) area of the car, which includes the powertrain, chassis, motor, breaks, and other components. Increased presence of software in the UTH area of the car opens the door for relevant technologies and allows cloud- and diagnostics-related services to become a new catalyst for growth, and IT spend, in this sector. At the same time, IT spend in the automotive and transport industry is also increasingly driven by improving safety and complying with regulatory requirements. Ensuring safety and limiting driver distraction while improving the in-car experience is remaining one of the key priorities of OEMs and their immediate suppliers.

        Our clients in this vertical include Harman, Continental, Ford and BMW

        Travel and aviation:    New technologies, an all-round shift to mobile devices and social media have transformed the way the travel experience is offered and managed. Concepts like connected airplane made possible through IoT based technologies and airplane infotainment on demand are becoming more and more popular with the clients in this vertical. With software technologies transforming the travel industry, highly personalized customer service of the traditional travel agent has been nearly eliminated in favor of customer self-service. The players in the travel and aviation industry demand new solutions that return the business focus onto the customer while improving the way the travel experience is offered and managed. This change from a transactional model to a relationship-based consumer-centric model opens up additional opportunities for travel technology companies, from new product development to the transformation of legacy systems. For aerospace companies, in addition to stringent industry regulations and security requirements, it is necessary to keep with the pace of technological innovation while managing overall profitability. Thus, with increasing cost and competitive pressures, travel and aviation companies will continue to be attracted to high quality, low cost IT services and solutions providers. Therefore, we see prevailing demand from existing clients in the areas of big data processing, analysis and visualization. Clients are also interested in developing mobile applications for travel, such as travel assistants, disruption management, loyalty and in- flight entertainment. We have also started seeing interest in emerging technologies, such as Near Field Communication (NFC), and indoor positioning based on low-power consuming technologies, such as Bluetooth.

        Our clients in this vertical include Boeing, Expedia and Alcatel - Lucent.

        Technology:    Embedded Software has become a crucial component of ecosystems, helping to put products ahead of the competition. Original Equipment and Device Manufacturers (OEMs and ODMs) as well as leading semiconductor companies strive to create innovative software solutions that meet the latest market requirements. With the continued migration to new operating systems and open standards, escalating adoption of cloud technologies and increasing mobile, high performance cross-platform and smart electronics development and proliferation of new concepts, such as IoT, technology companies are required to keep up with the pace of rapid technological evolution. OEMs and ODMs focus on multiple industries, including automotive, wireless, consumer electronics, manufacturing, medical handheld devices, telecom, video, multimedia, security and identification, and vendors, which can help them address product engineering tasks that cover the entire technology stack. For example, the rising demand for IoT and connected solutions creates a new challenge for automation intelligence in the space of smart sensors and cloud data processing. Disruptive technologies and new ways of customer interactions introducing new avenues for security threats are becoming more complex and impactful on business. That is why embedded software is increasing in its importance and the players in the technology industry must increasingly invest in controlling features like security in a "built-in"(i.e. embedded) manner, rather than a "bolt-on" (i.e. added later) manner, for their products to minimize security vulnerabilities and flaws.

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

        Carrier and enterprise customer demand continues to undergo a significant transformation in SDN and NFV segments. The impact of digitization of services, devices, and content coupled with the evolution of underlying network technologies has created disruptive changes to most telecom companies in our industry. With virtualization of network functionality some customers are embracing flexibility that the disaggregation of software and hardware brings, while others have struggled to adapt to changes in the common technology base. Helping customers manage and evolve through the transition to network virtualization is expected to open additional growth opportunities for vendors like us, such as testing/certification services and services assurance solutions for virtual networks.

        Our clients in this vertical include Cobham Wireless, Spirent, Avaya and Hitachi.

        Energy:    With an aging energy distribution infrastructure and increased regulatory pressures to implement smart grid and demand response services, the IT needs of energy companies will continue to grow. Furthermore, the popularity and progress of green and renewable technologies combined with the ever- increasing need to cut costs is expected to drive demand for innovative, high quality and low cost IT services providers.

        Our clients in this vertical include GE, Synergy Energy and Kent Country Council.

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

        The availability of human resources throughout the region, in particular in Russia, Ukraine, Romania, Poland, and Bulgaria allows providers to be as agile and scalable as necessary.

        Russia.    The United Nations Educational, Scientific and Cultural Organization ("UNESCO") estimates that 28% of all graduates in Russia receive degrees in the field of science and technology. According to the February 3, 2016 Gartner report, "Evaluate Offshore/Nearshore Countries for Outsourcing, Shared Services and Captives in EMEA, 2016," by Neil Barton, et.al. (the "February 2016 Gartner Report"), "Russia's software export industry is worth $6 billion a year and grows at an 11% CAGR. Some 90,000 engineers currently work in the software export industry, with a similar number of STEM (science, technology, engineering and mathematics) graduates arriving each year. Russian universities perform strongly in programming competitions, and English is spoken by around 75% of IT workers. ... Labor costs in secondary cities such as St. Petersburg and Novosibirsk can be 20% to 30% lower. Employee attrition and labor cost inflation are low compared with Eastern Europe."

        Ukraine.    According to the February 2016 Gartner Report, "over 50% of developers are in Kiev. Secondary cities include Kharkiv, Lviv, Dnipropetrovsk, Odessa and Vinnytsia. The rapid growth of the software engineering industry in Ukraine from 2009 to 2013 attracted many young people to technology degrees. Good supply and falling demand means that labor rates in Ukraine have remained attractively low, even more so for Western viewers because of the Ukrainian hryvnia has fallen by 75% against most Western currencies since 2014."

        Romania.    The language capabilities of the local human capital position Romania as an attractive offshore destination for IT services outsourcing, although competition for skilled resources may be intense. Our engineering headcount as of March 31, 2016 in Romania demonstrated a 35% year over year increase and amounted to 1,452 engineers. According to the February 2016 Gartner Report, "Romania has invested heavily in technology parks, with 2.25 million square meters of office space available in Bucharest and increasing options in cheaper secondary cities such as Cluj, Iasi and Timisoara. In addition to English language skills, Romania is an interesting option for customers needing other European languages: 27% of IT workers speak French, and, in total, Romania offers 2.7 million French speakers. German and Spanish speakers are also widely available. Romania's political stability has improved as an established member of the EU, and service exports continue to grow at above 10% per year. Romania is now home to delivery centers for more than 50 well-known multinational brands."

        Poland.    During fiscal year 2016 we have more than doubled the size of our Polish presence, which now exceeds 1,900 employees, representing an approximately 100% year-over-year increase. According to the February 2016 Gartner Report, "over 450 companies have now located delivery centers in Poland, and the service export economy has grown at an 18% CAGR since 2009. Krakow is the largest cluster of delivery centers, with 30,000 workers, Warsaw and Wroclaw both offer around 20,000 workers, and Lodz has a further 10,000. Smaller secondary cities include Katowice, Lublin, Bydgoszcz, Posnan and Szczecin. The availability of resources with strong foreign language skills is very good in Poland. The government has made learning a modern foreign language (most often English)

mandatory in the education system for children aged five and over. English is the most widely spoken language followed by German, French, and also Spanish and Italian."

        Bulgaria.    Our engineering headcount in Bulgaria as of March 31, 2016 amounted to 156 engineers, representing a 100% year-over-year increase. According to the February 2016 Gartner Report, "Bulgaria's offshoring industry is growing at a 13% CAGR through a combination of low labor costs and a stable economic environment. As a full EU member, Bulgaria's workforce is free to work anywhere within the EU. Bulgaria is a member of intellectual property protection organizations such as the World Intellectual Property Organization (WIPO), WTO and TRIPS. The currency is also stable, having been successfully pegged to the euro for many years."

        In March 2014, we began our "Luxoft: Global Upgrade" program (the "Global Upgrade"), through which we have aimed to disseminate our workforce across relocation hubs in several key geographies. We believe this internal mobility model further differentiates us from other providers, which operate via large hubs predominantly committed to a single country. Since the Global Upgrade was completed in 2015, we have expanded our recruitment efforts to a global scale utilizing the processes and the relationships we have established while we were executing on that program to the benefit and continuous improvement of our recruitment. For fiscal year 2016, we have placed over 4,200 professionals in key geographies such as Poland, Romania, Russia, Ukraine, the United Kingdom, and the United States, approximately 18% of whom were re-located from other areas within the Company, and the rest of whom were added through our global recruitment efforts.

        We seek out engineering excellence worldwide, especially in emerging markets, and move these resources to our larger locations, such as Poland, Romania or Bulgaria, utilizing benefits and established processes obtained during the initial relocation of our staff. Those benefits include monetary incentives from the governmental organizations of Eastern European countries. During the fiscal year ended March 31, 2016, we received 8.54 million RON, or $2.09 million, of government incentives in Romania, 2.60 million PLN, or $0.67 million, in Poland and 0.16 million BGN, or $0.1 million, in Bulgaria. See more information on governmental programs and incentives in the "Government support for the IT industry in CEE" section.

Increasing popularity of near-shoring

        As the model for offshoring has evolved, the industry has seen the emergence of near-shoring, which involves outsourcing to countries with lower labor costs that are in geographical and/or time zone proximity to client locations. Near-shoring improves communication between clients and delivery teams, increases efficiency, reduces complexity and risks and increases the ultimate value delivered to clients. Given the physical proximity, cultural affinity, ease of travel, minimal time zone difference and high-quality talent offered by CEE, this region is becoming an increasingly popular destination for near-shoring and a diversification alternative for Western European companies, as well as European divisions of large global companies. Other popular near-shorting destinations for clients in North America include Mexico and for clients in Asia Pacific include Malaysia, Singapore and Vietnam.

Government support for the IT industry in CEE

        The CEE region's IT industry is supported by favorable governmental policies. Russia has announced a number of initiatives to promote IT growth as part of a broader focus on modernization and innovation. For example, qualified IT companies under the Russian Tax Code benefit from a substantially reduced social contribution rate and an exemption on value added tax in certain circumstances.

        The National Program of Informatization has been implemented in Ukraine since 1998. The Program has the following goals: formation of legal, organizational, scientific and technical, economic, financial, methodical and humanitarian pre-conditions for development of information technology;

application and development of modern information technologies in the corresponding spheres of public life; and formation and support of market for information technology related products and services. In 2007, the Ukrainian Parliament adopted the law "On the Foundations of the Development of Ukrainian Information Society in 2007-15" which was followed by an action plan to promote and strengthen Ukraine's IT sector. In July 2012, the Ukrainian government introduced significant incentives by adopting Law No. 5091-VI, which exempted sales of certain software products from value added taxes ("VAT"). The applicable tax period under this law is January 1, 2013 to January 1, 2023. Additionally, in 2012 the Parliament of Ukraine adopted Law No. 5450-17 "On the State support of the software development industry," via which the Ukrainian government ratifies, on a yearly basis, an annual plan of measures. The plan for 2015 included legislative reforms and changes in the educational system of Ukraine which are intended to provide additional stimulus for the growth of the industry. The plan for 2016 is still pending.

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

        In addition, in 2012, the Romanian government started a state aid program for support of investments promoting regional development by using new technologies and creating working places. In the third quarter of 2013, our subsidiary Luxoft Professional Romania ("Luxoft Romania") applied to participate in this state aid program and received the requisite approvals in February 2014. As a condition to being accepted into the state aid program and receiving a 40% reimbursement from the Romanian government of the total salary costs of new workers during a period of 24 months starting on their respective hiring dates, Luxoft Romania undertook to do the following: (i) make an investment in equipment, furniture, and licenses of RON 1.7 million, or approximately $0.4 million, during 2014 and 2015, as part of the investment plan submitted to the Romanian government, and to maintain the investment for a period of five years thereafter; (ii) hire 250 workers during 2014 and 2015 and maintain the new working places for a period of five years after the first payment of the state grant related to each new working place, as part of the hiring plan submitted to the Romanian Government; and (iii) pay to the state budget, in the course of five years from the completion date of the investment, social tax payments of RON 41.7 million, or approximately $10.1 million, as stated in the business plan submitted by Luxoft Romania to the Romanian government.

        In 2013, the government of Bulgaria implemented measures to support IT companies, including reimbursing employers in Bulgaria for the social security contributions they are required to make in relation to newly hired personnel. In 2014, we received a grant for the reimbursement of such social security contributions we must pay for new personnel we hire in Bulgaria. This incentive applies to remuneration to be paid by us to such employees during the first year of employment.

        Additionally, during fiscal year 2016 we received an award from the Polish Agency of Foreign Investments. The award provides for a monetary subsidy of 8,688 PLN to our company for each individual hired in Poland over the next five years subject to certain conditions.

Competitive strengths

        We believe the following strengths differentiate us from our competitors:

        Deep vertical expertise with focus on end-to-end service offerings and solutions.    We continue to focus on six industry verticals that are technology- and data-intensive, that, we believe, present a large and growing market opportunity. To further enhance our expertise, we recruit highly skilled IT professionals with significant understanding of industry-specific business operations and issues and substantial technology experience. We have also built substantive practice areas within our verticals to address our clients' most pressing problems, such as risk management, reference data, and asset-backed securities within the financial services vertical, and HMI and UTH practices within the automotive vertical. We invest in research and development to create cross-functional and vertical-specific proprietary products and platforms that help us deliver our services rapidly and cost- effectively. During the past two fiscal years, we have considered the Financial Services and Automotive verticals as our primary growth opportunities and investment priorities. During fiscal year 2016, these two verticals comprised 81% of the Company's revenues and grew 30% on a year over year basis. This growth represented 92% of the total revenue growth the company delivered during fiscal year 2016. We believe that our expertise, services, platforms, and products offered within these verticals are superior to those of our competitors and serve as compelling differentiators for our customers.

        Strong domain practices anchored by COEs.    Over the past several years, we have developed expertise in domain practices, including IoT, Big Data, Cloud, DevOps, and Digital Experience. The purpose of these COEs is to operate across all of our verticals and deliver higher customer value and synergies by reinforcing COE's technical capabilities and niche-focused domain services within these lines of businesses. We believe these domain practices are critical to the ongoing success of our clients. To support the development of our domain practices, we have established COEs specifically dedicated to the research and development of each of our key domain practices. Each COE has a dedicated pool of resources, including its own budget, time and IT professionals. We believe that our domain practice knowledge, applied within the industry vertical context of our clients' business needs, provides us with a strong competitive advantage. We rely on the strength of our programmers to integrate a wide variety of programming languages, hardware platforms, operating systems and third-party software to meet emerging trends. Our focused investment in people, platforms and technology allows us to compete effectively with other vendors for additional business from our clients. It also helps our clients optimize their own technology and processes, achieve crucial business goals and become more competitive.

        Long-term relationships with multinational clients.    Our largest clients consist primarily of Fortune Global 500 companies such as Deutsche Bank, UBS, Boeing, HP and Credit Suisse. As of March 31, 2016, eight out of our top ten clients have been with us for five or more years and we have experienced very low client turnover in the past. Many of our large client relationships began as standalone pilot projects, the success of which enabled us to win additional mission critical, multi-year development engagements. Because of our delivery of consistently high quality and innovative results, our relationship with many of these clients evolved into large scale collaborative relationships and managed delivery engagements whereby we entered into outcome-based arrangements with our clients. We generally enter into multi-year master services agreements with our clients that encompass multiple stages of their IT development cycle. The dedicated teams of IT professionals we assign to each client combined with a personnel attrition rate that we believe to be lower than many other industry players, results in the continuity of personnel and, importantly, the retention of knowhow and strengthening of client relationships. We leverage these deep relationships to develop a sophisticated understanding and extensive knowledge of our clients' businesses, aiming to become vendor-partners for our clients for a wide variety of their CTB IT needs, and thus providing higher quality services, better business outcomes and stronger client relationships. We believe a continuous increase of our average annual revenues per billable engineer is a result of us consistently delivering higher quality value-added services to our clients. During the fiscal year 2016, our revenue per delivery engineer increased to $77.3 thousand as compared to $73.7 thousand for the fiscal year 2015, which represents an annual increase of 3.7%.

        Highly educated and experienced workforce.    We are committed to recruiting, developing and maintaining a work force of high quality IT professionals. We have invested significant resources to grow from 2,619 IT professionals as of March 31, 2009 to 9,239 technically sophisticated IT professionals as of March 31, 2016. Certain of our delivery locations, such as Bulgaria, Poland, Romania, Russia, Ukraine, and Vietnam, are strategically established in regions with large pools of highly skilled engineers and a strong focus on technical education. We have improved relations with key academic institutions in strategically important and fast-growing locations of Luxoft, including Poland, Romania and Bulgaria. In addition to helping us to attract talent, this enables us to continue increasing employer brand awareness in these regions. We have also launched a new campaign known as "One Company" aimed to enhance global corporate culture and employee retention through the instilling of corporate values and identity and the further integration of our recent acquisitions. For more information on our recruitment and retention programs, see "Recruitment and Retention" below.

        Global delivery platform.    Our secure delivery centers in Australia, Bulgaria, Canada, Germany, Luxembourg, Mexico, Netherlands, Poland, Romania, Russia, Singapore, South Africa, Sweden, Ukraine, the United Kingdom, the United States, and Vietnam allow us to provide managed delivery and value added services for software development and innovative IT solutions. As of March 31, 2016 our company had 26 delivery centers in 13 countries. We believe that having such an expansive and scalable delivery platform is one of our key differentiating factors. On one hand, it offers worldwide offshore and near-shore seamless support to our clients. And on the other hand, it serves as a powerful engine fueling the growth of our business and resolving bottlenecks in talent supply. We distribute our high complexity work to client-facing industry specialists in tier-one locations, such as Krakow and Wroclaw in Poland, Bucharest in Romania and Kiev in Ukraine, and our lower complexity work to lower-cost, industry generalists in tier-two locations, such as Omsk, Russia; Dnipro, Ukraine and Ho Chi Minh City, Vietnam. This enables us to increase the utilization of our IT professionals by effectively allocating work based on resource and talent requirements to balance cost and achieve scalability, and mitigates certain economic risks, such as wage inflation, that might affect any single geography. Our dedicated delivery centers are distributed across time zones among our delivery locations and consist of teams of IT professionals dedicated to a single client. This setup allows us to work seamlessly for clients in different time zones and maintain a cultural and geographic cohesiveness with our clients' on-site teams. We believe that serving our clients by means of this model, combined with the mission critical nature of engagements, reduces the risk that our clients will switch vendors and drives recurring revenue. We have been keeping, on average, approximately 90% of our engineering workforce located in offshore and nearshore delivery centers as of March 31, 2016, which is intended to reduce our costs by limiting the use of expensive on-site personnel.

        Strong and experienced management team.    We benefit from the effective leadership of an international management team with diverse backgrounds and extensive experience in IT services. Each member of our senior management team has on average more than 20 years of industry experience as of March 31, 2016, and has extensive experience in working both inside and outside of CEE for large and multinational corporations. Our CEO has been with us since our inception in 2000, and many of our managers have been with us for seven or more years. Moreover, our management team has successfully guided our rapid expansion primarily through organic growth.

Strategies

        Our goal is to become the end-to-end solutions provider of choice for core systems and mission critical software that enhance business outcomes and help enterprises remain competitive. Typically, within our six verticals we specifically target HPAs, which are large multinational companies that require significant amounts of sophisticated IT services and solutions on an ongoing basis with an intention to become an embedded, strategic provider for their high-end technology needs. To expand business substantially with these accounts, we follow our "Anchor- Develop-Grow" model: we aim to successfully complete smaller engagements at the "Anchor" stage; then we undertake a longer term engagement, upon completion of which we aim to become a strategic vendor during the "Develop" stage; and finally, we increase the amount of services to the existing business and expand the offering to other business lines during the "Grow" stage. We intend to expand our offerings to current clients and to win business from new clients by pursuing the following:

        Develop new capabilities and service offerings within our verticals.    We plan to expand our offerings to large multinational clients with whom we already have a strong relationship, and to win new clients within our six industry verticals. We intend to use our multi-site global dedicated delivery model, vertically aligned client-facing teams and innovative industry-specific products and platforms to increase our share of high value engagements and diversify across our existing clients' divisions and departments. For example, for our financial services vertical, we opened a delivery center in Stockholm, Sweden in 2015 to be in close proximity and better serve our clients in the Nordic region of Europe. Further, in automotive, we seek to expand beyond software development services around cockpit, and increasingly target new sources of revenues. Today we see more and more demand for independent software integration outside of the cockpit—for the Under the Hood area of the car. This includes software for powertrain, chassis, and for the body of the car, which must run and communicate fast enough to meet timing, quality and safety requirements for the safe continuous operation of the vehicle. As a result of the acquisition of Symtavision, discussed in more depth under "Acquisitions," we obtained deep subject matter expertise, industry recognition, direct OEM relationships and references in UTH technologies. In addition to thought leadership and expertise, Symtavision also brings proprietary IP-based tooling that we believe will help us build a scalable service-based, consulting business with revenue per engineer exceeding the current annual average rate for our Company.

        We also seek to expand our service offerings in all of our verticals by taking over our clients' captive IT operations, which also benefits clients by reducing the total cost of ownership. We plan to continue to invest proactively in and develop our innovative proprietary solutions around emerging technologies, supporting trends and critical client needs in our industry verticals.

        Leverage domain practice expertise to win new business.    We intend to leverage the domain practice expertise we have developed in each of our five COEs, and to develop new technical expertise. We believe that our continued dedication to several key domain practices will result in substantial business outcomes for clients who use our services and solutions, and will translate into more business for us. In addition to being helpful to existing clients, we plan to use the products and platforms we have developed within our domain practices as pre-sale tools to demonstrate our capabilities to new clients in the existing verticals and to help us diversify to other industries, such as retail, manufacturing, healthcare, pharmaceuticals and others.

        Continue to expand our managed delivery model.    In an effort to better serve our clients' needs, we are in the process of transitioning a significant portion of our engagements to managed delivery. We believe managed delivery provides meaningful advantages for both our clients and our operations. For clients, managed delivery greatly enhances visibility, transparency and cost predictability of the outsourcing process, thereby reducing their risks. For us, managed delivery is a means of expanding our role in our clients' projects, thereby embedding us in our clients' core IT operations and ensuring stability of our ongoing relationships with these clients. Managed delivery, especially when used in conjunction with Agile methodologies, improves utilization of our IT professionals and resources, streamlines the engineering of complex distributed systems, and increases the visibility of our potential revenue stream and the scalability of our operations. It also allows us to gain real-time knowledge of our clients' business, thus further growing our expertise in given business domain practices, ensuring our quality service and increasing client loyalty. Our aim is to increase our ownership of client projects to the point of providing transformational engagements and those within which we substantially or fully replace a portion of our clients' IT departments.

        Continue to develop our proprietary products and platforms.    We will continue to develop our existing proprietary products, platforms and demonstrators to showcase our expertise in a given domain, further enhance capabilities of existing solutions and create new products and platforms. For example, our technology demonstrator AllView utilizes an in-house reference design platform for creating an in-vehicle user experience ("UX"), linking instrument cluster, head unit and mobile devices. AllView shows automakers the possibilities in optimizing car user experience and improving safety by reducing driver distraction, while encouraging third-party application development. Our product Horizon can be further developed by adding calculation, reference data and analytics tools and can have wide application outside of financial services industry to easily visualize and measure any data, including performance coefficient and efficiency of recourse utilization in any industry. We also intend to continue building up our IP portfolio by selectively acquiring products and companies that own products that expand our current end-to-end offerings. We believe that expanding our portfolio of products and platforms differentiates us from other software services providers. These proprietary assets also help us target aspects of our clients' software budgets that were not previously accessible to us, and position us well for continued growth.

        Attract and retain top quality talent.    To support our growth and maintain our competitive position as a leading high-end IT service provider, we grow our highly skilled employee base by continuing to execute our sourcing and hiring practices and enhancing our brand as an employer of choice in the industry and numerous countries around the worlds in which we currently have presence. We plan to continue to enhance our human resources infrastructure as our business grows. We seek to maintain our low attrition rates through our internal training programs and employee initiatives, including rewards and incentives for high-performing employees. Since 2001, we have been building a successful track record of establishing delivery centers in CEE, Asia Pacific and Western Europe, where we have access to highly educated IT professionals at attractive wages. Over the past two years, we have successfully opened delivery centers in Guadalajara, Mexico, Sofia, Bulgaria, Stockholm, Sweden, Stuttgart, Germany, Tricity, Poland, and other areas. We plan to continue opening delivery centers in CEE and other emerging and developed markets that strategically fit into our existing nearshore and offshore delivery network.

        Selectively pursue strategic acquisitions and strategic partnerships.    While we focus primarily on organic growth, we continue to consider complementary acquisitions that would expand our technological and/or domain knowledge and client relationships to be a critical part of our growth strategy. From a strategic perspective, our goal is to pursue acquisitions that will measurably contribute to our positioning as a preferred end-to-end solution provider of certain domain-focused quality IT services. We aim to acquire new capabilities in our core verticals to enhance our value-added offering to our existing client base and help secure new HPAs to underpin the long-term growth outlook for the business. During fiscal year 2016, we completed the acquisition of Symtavision, an UTH-focused technology company with premier automotive clients that is synergistic to our product offerings. See "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions." Further, in fiscal year 2016, we believe we have successfully completed the integration of Radius, a company we acquired in fiscal year 2015, and Excelian, also acquired in fiscal year 2015. Our strategy is to acquire companies that complement our business and work to increase their profitability. For example, we improved EBITDA of Excelian by nearly 10% in fiscal year 2016, bringing it from single to double digits. This strategy results in measurable optimization and increased efficiencies, in addition to straightforward top line related business synergies. These synergies were among the catalysts for the Radius and Excelian transactions.

        In addition to strategic acquisitions, we also look to form strategic collaborations with industry leaders by which we can create significant synergies for global enterprises who engage us to provide services within our key verticals of focus. An example of such collaboration in the Automotive vertical is our collaboration with QNX, a division of Blackberry, and an example of such a collaboration in telecom is our relationship with Spirent.

Recent Initiatives

        In March 2014, we launched our Global Upgrade program, which we completed early in fiscal year 2016. The program spanned across internal and external elements of our business and covered five pillars: global management, global customer services, global delivery, global communications, and global culture. The aim was to mitigate human resources concentration- related risks, expand world-wide delivery networks, upgrade operations in line with global companies' profiles and secure further business and revenue growth.

        As of March 31, 2016, our on-site headcount was approximately 10% of total delivery personnel.

        We continue on the way to our goal to limit exposure to any geography to no more than 30% of the engineering headcount in the mid-term and 25% in the long term. As of March 31, 2016, our presence in Ukraine is 32% of our engineering headcount as compared to 40% as of March 31, 2015. As of March 31, 2016, our presence in Russia is down to 21% of the engineering headcount as compared to 23% as of March 31, 2015. All other geographies also have less than 25% of the overall engineering personnel in line with our mid-term target. We plan to continue reducing our staff concentration in Ukraine by means of accelerated hiring in each respective EU location. In addition to the EU, we are also planning to further expand our dedicated global delivery model in Asia Pacific and other regions in the mid to long-term. We also intend over the mid-term to moderately increase our on-site presence of delivery personnel, including key delivery and account managers up to 15% of the total delivery headcount.

Our services

        Our software development service offerings consist of three primary categories:

Custom software development and support services

        We provide a comprehensive set of core and mission critical software development services, including application software development, software architecture design, performance engineering, optimization and testing, process consulting and software quality assurance, to enterprise clients in our financial services, automotive and transport, travel and aviation, and energy verticals. Our services span the entire development lifecycle, and combine sophisticated processes for solving complex problems with domain and business knowledge, project management tools and global delivery capabilities. In certain cases we also provide maintenance and support services for the software and applications that we have developed for our clients. In addition, we provide re- engineering and migration services for transferring legacy applications to our clients' new operating systems and enhancing their functionality.

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

Technology consulting

        Our technology consulting services are designed to address clients' needs in each of our six verticals, while leveraging our in-depth expertise in technology and our best practices to optimize our clients' software processes and data security procedures. Our technology consulting services generate a small portion of our sales and include IT strategy consulting, software engineering process consulting and data security consulting. We use our best practices, methodologies and frameworks to assist clients in establishing and improving their software development processes, including metrics analysis, quality control and appraisal procedures. In an effort to expand our premium offerings, we have recently launched a rebranding and repositioning strategy, where all Luxoft financial technology consulting, services and solutions will be delivered by the 'Excelian Luxoft Financial Services' brand. We have also extended the scope of our expertise to include other capital markets-focused packages in addition to our significant focus on Murex implementations. Starting in fiscal year 2017 we are collaborating with other popular off-the shelf packaged trading and treasury solutions providers, such as OpenLink and Calypso, as well as with customer-centric digital transformation solutions providers. In fiscal year 2016, we added advisory, platform architecture selection and packaged software services, and enhanced our in-house products and platforms. All of these margin-accretive elements are above traditional services and of extreme importance to our customers at a time of disruptive change in their respective sectors.

Our solutions

        Our solutions, consisting of products and platforms, are a small, but growing portion of our business model. We intend to increase future sales using our organically built and acquired products as standalone software and as a part of our software development services offering. Our platforms are also a part of our proprietary solutions portfolio that we utilize within the scope of our software development services to clients. From time to time we make available parts of our platforms under non-commercial open-source licenses to allow potential users to quickly evaluate the characteristics of the technology, but these components are not sufficient for a commercial use.

        Our products and platforms include the following:

Products

        Horizon.    Horizon is an advanced data visualization framework that taps into existing data sources and provides innovative user interfaces through insightful, user-tailored dashboards which enable timely and strategic decision-making. The solution was originally developed to provide a firm- wide overview of Regulatory, Compliance and Audit findings, and Market, Credit, Treasury, and Liquidity risks, along with other financial information. It has since expanded into various verticals and Advanced Data Visualization use cases. Horizon uses business relevant navigation tools and an advanced drill down from key performance indicators to detailed data points. Luxoft's user-driven approach to implementation is achieved with HTML5 supporting the framework vision. We have developed two more versions of our Horizon product with improved dashboards for risk-related functions, finance, asset management and institutional sales. In addition to providing increased dashboard variety, the new Horizon versions are focused on enhancing user experience and navigation, collaboration and data connectivity options.

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

Platforms

        TEORA.    Teora is a set of developer tools that are designed to help Automotive HMI developers build the logic of their user interface independently from the rendering and the run-time environments. The automotive industry is accelerating the transition from fully analog displays to a software driven, higher resolution, connected and increasingly touch-enabled user experience. OEMs and Tier1s are working hard to enable the same brand-centric user experience across multiple car models and regional markets. Very often, due to hardware limitations or design choices, different rendering technologies such as native 2D, QT, HTML5 or even high-end 3D will be used in various cars from the same automaker. It is very difficult to re-use user interface logic, graphical assets and user interface translations across these different platforms, leading to high costs and delays due to the need to re-implement the same back-end code and common functionality across these disparate platforms. Teora solves this problem by separating interface logic and common back-end functionality from the rendering technology and making it easy via native tooling integration to build the core, back-end code once and re-use it with other front-end technologies. Another advantage of this approach is that it reduces technology risks for OEMs and Tier1s by simplifying migration from one rendering platform to another, allowing OEMs additional flexibility to save costs or take advantage of a new technology.

        Teora is fully compatible with QT, HTML5 and easily integrated with multiple proprietary toolchains. Teora is fully compatible with our own Populus platform (discussed below) and serves as an extension to allow its users build HMIs that scale to multiple screens, cover complex user interface behaviour and regional variants.

        Populus.    Populus Suite is a complete tool chain for HMI design, HMI development and the deployment of automotive user interfaces for distributed embedded systems. It minimizes the time and cost of producing full-featured automotive HMIs. Populus has been designed for the automotive industry to deliver high- performance car user interfaces with a short time-to-market and efficient software life cycle management. Populus Suite is built upon a concept called Database Driven Human Machine Interface. Populus Editor is used to create the entire HMI layout and HMI logic in an XML database. It is also used to specify the functional interfaces to the applications that are part of the system. These applications are called Functional Units. An HMI design is created and verified in Populus Editor without having to write any software. The HMI is stored in a database and downloaded to the target environment in a binary format for improved efficiency. The HMI database contains all of the HMI logic and appearance. Populus Engine executes the HMI layout in run-time and communicates with the applications using the Open Display Interface protocol. The software needed for supporting this protocol can be automatically generated for the applications from the Populus Editor. The Editor supports team collaboration and reuse of HMI parts between projects. An HMI can be divided into parts of any granularity and every part is a stand-alone unit which can be re-used by other HMI developments. The HMI design can be done directly within Populus Editor. Populus covers the entire HMI development process, from creating a system HMI architecture to developing a series production HMI ready for download to the embedded target.

        While TEORA is designed for development of complex high-end HMIs, Populus is used for low- to mid-tier HMIs. These two products complement each other by allowing us to have tools to address the full range of OEMs' needs in this area of expertise.

        Populus recently has become more versatile. We now support more Systems on Chips (SoCs) that play a significant role in future mid- and high-end digital instrument clusters. We have improved Populus's versatility by recently porting it to the one of the most popular microcontrollers made by Renesas Electronics, a premier provider of advanced semiconductor solutions. This combination enables quicker and more cost-efficient development of robust and attractive car HMIs with a low memory usage. Populus has already been used to produce the cluster HMIs in more than seven million cars. Through our collaboration with Renesas, we are looking to expand that reach even further.

        AllView.    AllView is a holistic user-experience demonstrator. AllView utilizes Luxoft's reference design platform to create an in-vehicle user experience, or UX. AllView links together instrument cluster, head unit, head-up display and mobile devices. Based on our original, reference automotive grade user interface design and a combination of in-house and emerging third party technologies, AllView enables Luxoft to demonstrate to OEMs how to optimize a car user experience and improve safety by reducing driver distraction, while encouraging third-party application development and introduction of new technologies such as touch, eye tracking, and native language recognition. AllView received the 2nd place award for the most innovative HMI Feature in Berlin in 2015 (yielding only to Volvo) and "HMI Design Innovation" at the CAR HMI Concepts and Systems 2014 Congress in Berlin, earning the second place after Volkswagen.

        CVNAR.    This is a computer vision and augmented reality framework that brings together a set of features and capabilities that can be used in several ways to assemble various augmented reality solutions. It can be adapted to any OEM's requirements and present a ready—to-use solution on already supported SoCs, or it can be made available as a hardware dependent embedded solution that utilizes computer processing units (CPUs), as graphical processing units (GPUs). CVNAR can be easily integrated with head-up and LCD displays, and supports smart glasses. Using eye-tracking algorithms and a vehicle's sensor data, augmented navigation provides navigational hints, highlights road obstacles and destinations, and more. The CVNAR software framework was successfully used in demonstrations of Advanced Driver Assist Systems (ADAS) and automated driving capabilities presented with QNX Software Systems, a subsidiary of Blackberry. In that demonstration we applied road-model based computer vision algorithms for the tracking of objects, such as vehicles, pedestrians, building facades, and road signs to build a road scene reconstruction engine that runs on the full-featured and robust QNX Neutrino OS.

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

Our verticals

        We have developed specific expertise and grown our business in six industry verticals:

  •
  financial services;

  •
  automotive and transport;

  •
  travel and aviation;

  •
  technology;

  •
  telecom; and

  •
  energy

        The following table sets forth our sales by vertical, by amount and as a percentage of our sales for the periods indicated:

	Years ended March 31,
	2016		2015		2014
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
Industry Vertical
Financial services	$446,138	68.6%	$346,027	66.5%	$238,712	59.9%
Automotive and transport	78,698	12.1	57,516	11.0	44,875	11.3
Technology	42,398	6.5	35,581	6.8	33,505	8.4
Telecom	37,200	5.7	33,683	6.5	32,076	8.1
Travel and aviation	29,232	4.5	33,100	6.4	37,206	9.3
Energy	12,873	2.0	12,164	2.3	9,973	2.5
Other	4,213	0.6	2,477	0.5	1,984	0.5

Total	$650,752	100%	$520,548	100%	$398,331	100%

Financial services

        The financial services industry is our largest vertical. Since we began working with financial services companies as clients in 2003, we have been engaged by global institutions to develop, deploy and maintain a broad range of systems. We provide our clients with complex end-to-end engineering services and solutions, such as the development of trading platforms, risk management systems, clearing and settlement solutions and low latency exchange connectivity adapters. We have also developed comprehensive risk visualization and mobile products and platforms that are specifically focused on clients in the financial services sector. We possess not only expertise within technical domain practices that are crucial to financial services, such as big data, mobile and open source, but also within business domain practices such as reference data management, risk management, trading and transacting and the Fixed Income Clearing Corporation ("FICC").

        Recently we started to encounter demand for off-the-shelf solutions among our large banking clients. Banks are currently aiming to streamline and simplify their IT infrastructure in response to contracting budgets and narrowing margins. As a result, they are now also deploying standard software solutions, which were traditionally used by Tier-2 financial industry players. Our acquisition of Excelian, completed in February 2015, helped us enter this segment of the market. Since then we have been offering our joint expertise, solutions and consulting capabilities to new and existing clients. We are currently focused on leveraging Excelian's capabilities and its well-known brand in Europe to build our global "Premium Services" structure, including consulting, solutions, and sales and further unlock our synergies in stand-alone global sales, accelerated cross sales, and solidifying Tier -1 positioning on the marketplace. In addition to consulting and system integration services, Excelian also is focusing on bringing technology innovations to our clients on topics such as cloud, grid, big data, user experience and blockchain.

        Our synergies with Excelian play into the market need for standard and hybrid solutions for the financial services, insurance and commodity players.

        We have continued to gain market share within the wealth management and investment banking segments of various clients. We are also expanding the scope of work performed in the front offices of our clients. This includes application, development and maintenance ("ADM") for trading platforms across business lines, such as treasuries and equity derivatives, as well as platform architecture selection, packaged software services, and technology consulting.

Automotive and transport

        In our automotive vertical, we provide product development and system engineering services to various categories of automotive and transport industry players including car manufacturers (OEMs), tier-one and tier-two suppliers and diversified service companies. Up until the end of fiscal year 2016, our main focus has been exclusively on in-vehicle infotainment ("IVI") systems, which cover a broad range of modern car functionality and state-of-the-art features that include multimedia, connectivity, navigation, and telematics, HMI, digital clusters, computer vision, and autonomous driving. The automotive industry is currently experiencing rapid technological evolution, with waves of disruption and evolving demand for innovative software development. We view ourselves to be one of the few sizeable independent software development service providers in the automotive space. To further capitalize on this position we have developed expertise in the UTH space to complement our existing expertise in the cockpit area.

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

        We continue to grow our Automotive Design Lab in Stuttgart, Germany that offers us a unique differentiator in providing IVI and Driver Information development services. The Automotive Design Lab, which has more than 10 years of Automotive HMI design experience, helps us engage early in the development lifecycle by focusing on various interactions between the driver and the vehicle, graphic design, concept creation and HMI specifications development. In July 2014, we acquired from Mecel its Populus Product Suite which, combined with TEORA, has solidified our end-to-end HMI and digital cluster offering for the automotive OEM's and our overall positioning in the segment.

        From our current clients, both OEMs and hardware providers, we see a strong interest in computer vision and augmented reality algorithms. Computer vision is a set of algorithms, which allows a car to process a continuous live stream of information and from that, recognize objects on the road, including pedestrians, nearby vehicles and road signs. Augmented reality features use information a car receives by means of its computer vision and enhance it by posting additional visuals for the driver in a non-distracting way. We are currently working with one of the leading German OEMs on creating a pilot implementation of computer vision and augmented reality algorithms to run within embedded software in their vehicle. There is also a high demand for System Software, Testing and Telematics Control Units ("TCU") in Europe. In addition, demand for independent software integration has been increasing with respect to both inside the cockpit and the Under the Hood area of the car. During fiscal year 2016, we purchased Symtavision, based in Braunschweig, Germany, which is a specialist provider of automotive software tools and consulting services for real-time systems design and development focused on UTH technology in the chassis, powertrain, body and driver assistance domains, as well as in-vehicle networking. We are also focusing on realizing opportunities that support data collection from various parts under the hood of the vehicle, and the processing and analysis of this data and then analyze collected data in the server back end to be available to the vehicle as a "cloud" sensor. This increasing functionality and complexity forces the automotive industry to leave the traditional way of building things. "One feature = one control box = one supplier" this classical model is reaching its limits. As other industries have already successfully demonstrated, software functionality does no longer need to be tied to a discrete hardware. Software and hardware from different suppliers are increasingly interacting and new vehicle functions are emerging that would not have been possible under the traditional hardware-particular software dependency paradigm. This move away from this traditional paradigm is creating opportunities for us as a leading solution provider in the automotive environment.

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

Telecom

        Today's carriers, Management Services Organizations MSOs and service providers, are faced with intense competition, profit margin pressures, challenges relating to network capacity, speed and quality, and new generation technologies requiring significant infrastructure investment. Our field engineers, software developers, solution architects and data scientists are currently engaged in networking and data communication development projects for several leading global infrastructure equipment and network analytics, service providers as well as test and measurement market leaders in the telecom and networking industry sector. We assist our clients in the areas of network function virtualization, voice/multimedia, user interface, wireless and wide area network ("WAN") infrastructure, Ethernet-switching and router engineering development. We also perform operational support system services, security services, testing automation, hardware virtualization and services for our clients' hybrid customer-premises equipment and cloud technologies. We are a participating member of the Open Networking Foundation, which we believe is at the forefront of engineering development services in SDN and NFV, a new set of advanced networking and network applications that accelerates time-to-market, offers scale and lowers engineering costs when using Luxoft frameworks for software development and test automation. In addition, we are enhancing our capabilities in 4G/LTE wireless test automation and engineering development services.

        During the fiscal year ended March 31, 2016, we experienced an increased demand from a new generation of Luxoft customers in the telecom segment that are looking for SDN and NFV. These revenues helped us make an impact against flat legacy accounts within this vertical, predominantly represented by networking equipment manufacturers ("NEMs"). Our expertise in testing, network communications and product development services continues to be valued, especially in tight capital and operating environments. Our ability to bring forward platforms and tooling ranging from network virtualization and orchestration to the IoT reinforces our capabilities to provide experienced resources for our customers' projects.

        Our capability to understand and add value to our customers' efforts depends on our ability to learn these new and emerging technologies at a rapid pace, and applying our knowledge in the carrier and enterprise environments so we can satisfy the customer's desire to achieve the benefits that network virtualization promises. Our core engineering development services, including test automation, remain a valuable contribution to our customers' product plans. Furthermore, we see a tightening of the skills resource pools in our customer base, making our ability to recruit and hire talent particularly attractive to our customers.

        We believe that this combination of high value-add on-site engagements and our cost-efficient engineering development services gives us an optimum value-cost mix. Our ability to deliver software engineering and test services to network equipment vendors, analytics tool vendors and service providers is expected to remain a core element of our near-term service offering. To ensure that our telecom vertical will stay on the path of dynamic growth, we continue to primarily focus on wins that combine our existing skills with cross line of business (LoB) skills in user interface and user experience, virtual machines to virtual network function transformation, big data and/or IoT. This fusion of skills adds value to our customers and differentiates Luxoft's telecom business from other telecom software system integrators.

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

        Oil & Gas.    We provide software development services for certain key industry vendors. We help with development of solutions on fields of transmission, geological and geophysical data visualization and interpretation, production allocation and modeling, and unconventional resources production enhancement. As technology development is the main driver for production costs optimization we expect opening new horizons with automation systems development. With this understanding we have developed two innovative products for this industry, which help to utilize information visualization on mobile platforms in a real-time collaborative manner:

        Mobile FM (Mobile Field Module):    Mobile FM is a software platform designed specifically for the Oil and Gas industry. It significantly simplifies the process of collecting production data on oil and gas fields, and allows field engineers to use necessary parts of entire enterprise systems in the field, even without an internet or mobile connection. Mobile FM provides the functionality for entering, validating, processing and storing such types of data as daily readings, oil hauls, well tests, gas analysis, downtimes, purchaser statements, integrated volumes, monthly LACT tickets and other. This platform enhances the existing process, and makes it more efficient and reliable by reducing human error. This solution is able to be implemented on such mobile platforms as Android, iOS and Windows Phone, which allows use of the full range of mobile functionality, such as geolocation and camera features, making the field engineers' work simpler and faster.

        Geo Viewer:    Geo Viewer is a smart suite of applications that uses a scientific approach to visualize geophysical and geological data for the petroleum industry. This application equips users with instant access to graphical representations of exploration data and with an innovative user interface that tells a story behind the numbers in a context that stakeholders understand. Geo Viewer provides an extensive set of advanced tools to display geoscience data such as 2D/3D seismic data, well logs, survey deviation and scientific plots. It is lightweight, portable and compatible with all major devices and browsers, so it allows dynamic views and interacts with both remotely and locally stored data. The viewer set is implemented on Java technology as a platform-independent solution. It is easy to integrate with corporate systems and is installed and maintained on the server, enabling simple deployment and maintenance without a time-consuming installation process.

Our domain practices

        We also have five domain practices that span our service offerings:

Cloud

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

DevOps

        The need for a defined DevOps focused CoE has been gaining momentum. This has been driven by the need to reduce friction between development and operations groups within organizations that historically have been focusing on different and usually conflicting goals. Applying DevOps approaches and culture leads to numerous improvements including faster time to market, higher quality code delivery, increased infrastructure stability, enhanced scalability and automation of controls and development processes. All of these improvements lead to reduced costs and increased effectiveness of our clients' businesses. We currently have Continuous Delivery Transformation and Infrastructure Automation offerings that are relevant for virtually all business verticals.

Agile

        Our Agile practice helps clients to develop new applications using Agile methodology and to transition their existing enterprise development processes such as waterfall (end-to-end development with delivery upon the completion of defined tasks) into Agile. The principal differentiator of Agile methodology is its ability to deliver code frequently and consistently, usually every two to four weeks. The Agile approach usually involves small cross- functional teams of engineers (Scrum teams) that work on the same project, often in a distributed environment. The main advantage of utilizing Agile methodology, and a reason why we built a COE within the Agile practice, is its flexibility and quick response to change, which is critical to our clients because of shrinking product lifecycles. Agile's client-driven iterative development lets the client steer projects, iteration by iteration, and determine execution priority. This approach helps foster stronger client relationships, identifies mistakes and allows us to implement last minute changes without losing critical time and generating additional expenses. It also enhances shared learning and communications processes and solidifies teamwork. As of March 31, 2016 we employ more than 40 certified Scrum Masters (CSM and PSM certifications) and more than 900 Agile Practitioners who consistently evolve our Agile practice and its applicable methodologies. Luxoft was accredited as a Member Training Organization of International Consortium for Agile ("ICAgile") in January 2014. ICAgile develops education tracks and learning objectives for its members' training classes, and accredits course materials for covering particular set of topics. We have 3 accredited courses for Agile professionals: ICP Agile Fundamentals, ICP Business Value Analysis and ICP Agile Team Facilitation, participants of which are recognized as ICAgile Certified Professional after successful completion of learning objectives. Other options for continuous Agile at Luxoft include regular webinars and blog articles on Agile/Lean practices, coaching and facilitation techniques.

Internet of Things (IoT)

        Luxoft IoT helps our clients find the right end-to-end solutions that integrate hardware, applications and cloud services to maximize the impact to their operations. The Luxoft IoT team has helped clients in a variety of industries including manufacturing, retail, high tech, communications and aerospace. With our purchase of Radius in October 2014, we continue on the path of building out this domain practice. We are advancing the IoT offerings across Luxoft vertical industries, and at the same time, we help support cross-selling of our services to Radius enterprise accounts. We continue to advance our IP and solutions portfolio using both internal resources as well as our marketing platform. In May 2015, we announced at the Internet of Things World event our Retail Engagement Suite, an integrated set of cloud-managed mobile and tablet applications that enables a range of customer-facing interactive content, video display capabilities and sales engagement reporting tailored for demanding retail environments.

Big Data

        Our big data practice delivers services and creates critical enterprise-wide solutions based on big data technologies and knowhow. Big data technologies are coming from the Internet world, where they are used by large-scale websites, like Facebook or Google. Banks are now using these technologies to better manage and process increased data volumes prompted by numerous new rules and regulations. Excelian, in collaboration with our big data CoE, assists its clients in choosing the right technologies, architecting the systems and delivering them into production. We develop innovative approaches to comprehensive information storage, processing and analysis in order to deliver business and operational benefits to our clients. Within this domain practice we perform services focused on adapting an open-source software framework, Hadoop, which supports data-intensive distributed applications to the enterprise environment. This is the key differentiator of our big data offering. We believe that our approach is vital for many strategic enterprise initiatives in various verticals, such as risk management and reporting in financial services, metering information processing in energy and data channel processing though SDN/OpenFlow architecture in telecom. Our architects, consultants and developers utilizing their significant engineering experience with large business-critical applications, combined with expertise in Hadoop-based systems development, engineered a solution accelerator and data transformation engines for low-risk adoption of Hadoop to specific corporate requirements and rules. We partner with one of the market leaders in big data platforms for enterprises, Cloudera, and implement its innovative technologies to maximize value of Hadoop adoption for enterprises. We have successfully delivered several critical projects for our largest clients in our financial services vertical during our last fiscal year.

Digital Experience

        Our user interface/user experience/HMI practice consists of concept development, prototyping and design development for car connectivity systems based on various user studies. Its main focus is to create products and solutions that can manage and then present information in the car without distracting the driver, while making the in- car experience seamless, effortless and interactive. Our engineers have years of experience in developing efficient, intelligent, reliable and user-friendly HMIs for the world's leading automakers. We believe that these car features can become a distinct part of the brand strategy and value, and thus represent a competitive advantage for the OEMs.

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

Horizon and Advanced Data Visualization Practice

        We are continually improving our Horizon program to make sure it reflects metrics required by the latest regulations in the financial services industry as well as offers more dashboard options required by customers in other industries. In addition to increased dashboard variety, the new Horizon versions are focused on improving user experience, collaboration, including sign-off and annotation, better navigation, and more data connectivity options. Horizon is now able to track and feature monitoring of various conduct risk metrics and various business KPIs. This data is useful for internal departments of any enterprise in order to monitor and manage operational effectiveness and productivity. During the financial year 2016 we have implemented Horizon Screen Builder, which allows visually assembling components and editing objects' properties, binding data objects with widgets on the screen. We have also built Virtual Data Store (VDS), which allows connecting data sources in real time and creating consolidated data frames to be used by Horizon dashboards and Screen Builder. VDS leverages Big Data components, handles large volumes of records, helping firms in aggregating information from multiple silos.

Luxoft Markets—Advanced Business Solutions Practice

        Luxoft Markets is one of our advanced business solutions. As a premium consulting service it combines capital markets technology expertise with deep Wall Street management experience, especially within the front office, to provide clients with end-to-end software design, delivery, maintenance, and support. Our industry leading market understanding helps us to interact directly with business stakeholders and act as the direct delegates of senior IT managers. We believe that this premium offering is an efficient way for organizations to bring their software products and/or offerings to market, scale rapidly, and maintain a competitive cost base, by enabling reductions in large costs that typically fall outside the scope of lower cost outsourcing services. Our value proposition includes technology advice, software solution design, and technology outsourcing with a focus on pricing, trading, analytics and risk.

Our delivery centers

        With a presence in 17 countries, 33 offices and 26 delivery centers, as of March 31, 2016, we service multinational organizations through our global dedicated delivery model that continues to comprise an optimized mix of nearshore, offshore and on- site delivery capabilities.

        During the fiscal year ended March 31, 2016, we expanded our delivery network organically and via acquisitions adding new offices in line with our strategy for continued growth and diversification of our global sales and delivery. Demand for our engineering services and deep domain expertise from new and existing clients continued to steadily rise during the fiscal year, creating a need to open three new offices and expand our presence in Stuttgart, Germany. As a result of the Company's current business pipeline, we have not only built upon our core presence in Central and Eastern Europe, but also entered into new geographies, such as Sweden and Luxembourg. During the past fiscal year our company has opened the following new offices: Braunschweig, Germany, Munich, Germany, Stockholm, Sweden, Strassen Luxembourg, and Tricity, Poland (consisting of Gdansk, Gdynya and Sopot).

        We are now supporting Financial Services, Automotive, and Aviation projects from Tricity. Our management expects to grow this location at least to 500 engineers over the next several years. Our expanded offices in Germany, a new location in Munich and a bigger office within Stuttgart, will continue to function as client-facing and business development offices, mainly benefitting our company's Automotive line of business.

        Our first office in the Nordic region, in Stockholm, Sweden, has a specific mandate of serving new contracts and helping manage our current and potential client relationships in the region. The office is designed to respond to all current lines of business (focusing on Financial, Automotive and Telecommunications in the short term), and expand its current support of the Company's market-leading financial services clients.

        We employ a number of on-site IT professionals in Canada, Germany, Singapore, Switzerland, the United Kingdom, and the United States. The sophistication of our offshore delivery centers has allowed us to keep approximately 90% of our delivery personnel offshore as of March 31, 2016, deploying personnel to client sites on an as-needed basis. Our on-site and offshore delivery teams are linked through common processes, collaboration applications and tools, and a secure communications infrastructure that enables global collaboration. This connectivity grants our clients a choice between managing their work through offshore, near-shore and on-site delivery or any combination thereof.

        As of March 31, 2016, we employed 1,932 IT professionals in Russia, who represent approximately 21% of our IT professionals. Our Russian delivery centers leverage the country's advanced technological climate and engineering legacy to build a talented, motivated team of IT professionals.

        As of March 31, 2016, we had 2,922 IT professionals in Ukraine, who represent approximately 32% of our IT professionals. Our operations in Ukraine leverage a strong talent pool and relatively low average wages to provide effective software development services to both national and global clients.

        As of March 31, 2016, we employed 1,452 IT professionals in Romania, who represent approximately 16% of our IT professionals. Our operations in Romania leverage a substantial talent pool that primarily services clients within the telecom vertical. Romania, a member of the European Union, provides geographic and cultural proximity to our clients throughout Europe and plays an important role in our global dedicated delivery model, providing geographic diversification and cost effectiveness.

        As of March 31, 2016, we employed 1,687 IT professionals in Poland, which represents approximately 18% of our IT professionals. According to the February 2016 Gartner Report, "The Polish government established 14 Special Economic Zones, which have attracted investors to Poland through incentives such as tax rebates. Polish Information and Foreign Investment Agency is one of the organizations backed by the government, dedicated to support investors planning to locate in Poland. Poland is part of the European Union and is familiar with Western culture. A common cultural understanding is beneficial in ease of doing business, and Polish natives understand the context in how organizations operate in the U.S. or Europe."

        The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

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

Clients

        Our clients include large multinational corporations in the financial services, travel and aviation, technology, telecom, automotive and transport, and energy industries. We have longstanding relationships with many of our clients, and eight of our top ten clients have been with us for five years or more. We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the fiscal year ended March 31, 2016, we derived 69%, 12% and 7% of our sales of services, respectively, from clients operating in the financial services, automotive and transport, and technology industries, respectively. We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our sales from a small number of major clients.

        In the fiscal year ended March 31, 2016, our ten largest clients accounted for 73.7% of our sales. This included Deutsche Bank, whose relationship with us is described below, and UBS, which accounted for 22.4% of our total sales. No other client represented more than 10.0% of our total sales. For the risks associated with our dependence on these major clients, see "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially and adversely affect our results of operations."

        Our largest client is Deutsche Bank, with whom we have worked since 2003 and which accounted for 29.8% of our sales in the fiscal year ended March 31, 2016. Our outsourcing master service agreement with Deutsche Bank (the "DB Agreement") terminates on December 1, 2020. Typically we renew such client agreements upon their termination in the ordinary course of business. Prior to this date, the DB Agreement can be terminated by Deutsche Bank if, among other things: we commit a material breach of the DB Agreement and do not remedy it within 30 days; we breach the confidentiality provisions of the DB Agreement; we become insolvent; we experience a change of control; we experience more than a set amount of service level defaults or service disruptions; or a dispute arises regarding the credits owed to Deutsche Bank in the case of service defaults. We may terminate the DB Agreement if Deutsche Bank does not pay us, and does not remedy the non-payment within 30 days. Deutsche Bank can terminate the DB Agreement without cause by giving six months written notice. In addition, Deutsche Bank may terminate individual work orders of Framework Service Descriptions (year-long interim agreements) entered into under the DB Agreement with prior written notice. For further discussion, see "ITEM 3. Key Information—D. Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."

        For the past several years, we have been building up a portfolio of HPAs, which are accounts that we believe have significant revenue potential and are capable of generating at least $5 million in recurring annual revenues by the time such accounts are 3 years old. Currently we have over 35 such accounts, representing a large variety of industries, including certain industries outside of our current core lines of business (such as healthcare, insurance, and retail). This group of accounts in the aggregate is responsible for contributing at least 150% of annual growth to our company for fiscal year 2016. We believe that the contribution of these accounts to our total revenues will increase, and at least replace the growth of our top two accounts, which is currently slowing down due to their stage of maturity.

        The following table sets forth sales by our top five and top ten clients, by amount and as a percentage of our total sales for the periods indicated:

	Fiscal years ended March 31,
	2016		2015		2014
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Client concentration
Top five clients	$422,504	64.9%	$374,254	71.9%	$286,447	71.9%
Top ten clients	$479,632	73.7%	$416,737	80.1%	$325,486	81.7%

        We define the geography in which our clients' revenues originate based on the location of the clients' key decision-makers.

        The following table sets forth sales by client location as a percentage of our sales for the periods indicated:

	Fiscal years ended March 31,
	2016		2015		2014
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
U.S.	$202,855	31.2%	$204,541	39.3%	$167,038	41.9%
UK	223,566	34.4	159,866	30.7	110,950	27.9
Germany	86,332	13.3	64,723	12.4	49,648	12.5
Russia	32,748	5.0	36,022	6.9	35,835	9.0
Singapore	10,154	1.6	15,216	2.9	1,536	0.4
Switzerland	23,489	3.6	10,800	2.1	7,057	1.8
Rest of Europe	48,944	7.5	22,109	4.2	14,032	3.5
Other	22,664	3.4	7,271	1.5	12,235	3.0

Total	$650,752	100%	$520,548	100%	$398,331	100%

        The following table sets forth the percentage of our sales by age of accounts for the periods presented:

	Fiscal years ended March 31,
	2016	2015	2014
Age of Account
New	3.90%	4.5%	1.7%
More than 1 year	13.3	7.4	14.0
More than 3 years	7.90	8.6	5.4
More than 5 years	74.7	79.0	78.4
Non-core sales	0.2%	0.5%	0.5%

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

        Our sales structure undergoes regular review and process improvements. We have been increasing our number of client-facing practice- and vertical domain- focused senior personnel members who are located in key geographies (such as the United Kingdom and the United States) These client-facing representatives effectively manage relationships with new and emerging clients. Further, we are continuing to increase the presence of senior technology specialists available on-site to work with the internal IT teams of potential clients, providing process transformation consulting and aiding internal IT process optimization, which is intended to generate cost savings to these clients. We believe that this will help us win more clients aiming to switch to vendors proficient in handling managed delivery engagements. We are also in the process of establishing a lead generation and nurturing structure that will allow us to follow up thoroughly on and process the leads we gather through industry events.

        Our strategy for winning new business includes:

  •
  Organic growth and expansion.  We have been successful in expanding our services into new areas of existing clients' businesses, and engaging in higher complexity work for clients who originally engaged us for more basic projects. Approximately 86% of our sales growth in the fiscal year ended March 31, 2015 and 81% of our sales growth in the fiscal year ended March 31, 2016, was generated from existing clients.

  •
  Referrals.  Our strong reputation, along with excellent references from existing clients, provides a healthy pipeline of engagements and contacts from new and prospective clients. Many of the new companies that have become our clients in recent years have done so as a result of referrals from client decision makers who have worked with us and subsequently changed employment.

  •
  Brand management, marketing and external relations activities.  We actively participate in select industry trade shows, conferences and promotional events. These enable us to demonstrate our technological solutions and platforms and interact with industry representatives, analysts and potential clients. We also have a targeted external relations strategy that includes cultivating relations with industry analysts and research firms such as Forrester and IDC, along with third party advisory firms such as ISG, KPMG, Deloitte, and Avasant, and with the global media outlets. We are increasing our investments into brand equity and develop programs that increase our brand recognition in the key geographies for our brand recognition, such as Western Europe and the United States.

        During the fiscal year ended March 31, 2016 we were recognized by prominent independent technology research firms.

  •
  Luxoft was cited multiple times by Zinnov Management Consulting, in one of their highly regarded reports, "Global R&D Service Providers (GSPR) Rating 2015." The report listed Luxoft in the leading category of Established in the overall IT Outsourcing matrix taking into consideration, "specialization, research and development practice maturity (depth and breadth of services), innovation and intellectual property, and eco-system linkages." This is the second consecutive year Luxoft has been listed as an established player in the IT outsourcing space.

  •
  The report listed Luxoft in the Leadership Zone for Automotive expertise, based on assessments of the Company's go-to-market strategy, niche capabilities across engineering, embedded and software services, leaderships roles in alliances, solution co-creation with customers, and most importantly practicing a formal culture of innovation. This is the second consecutive year Luxoft has been listed in the Leadership Zone for Automotive expertise.

  •
  The report listed Luxoft in the Execution Zone for Energy and Utilities expertise, based on assessment of the Company's reusable IP built, niche expertise across two service types, and capabilities to deliver as a true partner to the client.

  •
  The report listed Luxoft in the leading category of Established in the Embedded Systems matrix using similar assessments as the Company's overall IT outsourcing ranking.

  •
  Luxoft was among the leading providers in The Breakthrough Sourcing Standouts category for the Americas and EMEA regions based on annual contract value won over the last 12 months, according to the ISG Global Outsourcing Index™.

Luxoft received PEAK Matrix™ Service Provider of the Year 2016 award from Everest Group

        Everest Group is a management consulting and research firm focused on the development and execution of global IT and business services strategy. We were also named a Star Major Contender and one of the ITS Top 20 service providers, showing consistent top performance across PEAK Matrix assessments.

Luxoft Ranked #45 in IDC Financial Insights FinTech Rankings

        For the 6th time Luxoft is included to the annual IDC Financial Insights FinTech Rankings Top 100 list. The 2015 IDC Financial Insights FinTech Rankings were constructed by evaluating the revenues of the leading global technology and service providers to the financial services industry.

Luxoft is on IAOP's 2016 GO100 list in the Leader size category and we were listed as a "Super Star" of the GO100 for Sustained Excellence (being on the GO100 for 5 years or more).

        We have achieved distinguishing stars (score of 5 or higher) in three of the five main judging categories (Customer References, Size & Growth, and Programs for Innovation), and are recognized on the Revenue Growth as Leader and Employee Growth as Leader sublists.

Luxoft was named a Top 10 Outsourcing Service Provider by Information Services Group (ISG)

        Luxoft was among the leading providers in The Breakthrough Sourcing Standouts category for the Americas and EMEA regions based on annual contract value (ACV) won over the last 12 months, according to the ISG Global Outsourcing Index™.

Luxoft has been named a 2015 Best Outsourcing Thought Leadership Awards (BOTL) winner by The Outsourcing Institute.

        The BOTL Awards' Wall Street Tech Innovation showcases the most innovative work from providers across the outsourcing industry for our visualization platform, Horizon.

Luxoft received an award by we.CONECT's CAR HMi Concepts and Systems 2015 Congress for "Most Innovative Human Machine Interface (HMI) Feature."

        The award was received for a new Body Comfort Climate feature, the latest innovation of Luxoft within HMI domain. This feature improves user interaction with the vehicle's climate control system, delivering superior in-vehicle user experience.

Luxoft won the "Best Connected Car System Integrator 2015" award by TU-Automotive at the Telematics Update (TU) - Automotive Conference, 2015.

        The TU-Automotive awards represent a highly regarded recognition of excellence, innovation and leadership in the connected car and automotive technology industry.

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

        Additionally, our three training centers in Russia, three in Ukraine, one in Romania, one in Bulgaria, two in Poland, one in the U.K., and one in Vietnam conduct more than 1,500 training courses per year and host over 8,800 specialists (including our personnel and external students) for general training courses and client-specific education programs. We typically conduct between 78 and 172 resident training sessions per month with an average of 12 students per group, and fulfill nearly 900 additional training requests per month via our e-learning system. Additionally, during the fiscal year ended March 31, 2016 we completed 3,025 four-month foreign language training requests for English, Polish, Bulgarian, and Romanian as well as 34 closed foreign training requests using our e-learning tool that are comprised of 10 12-month-long licenses. Our training program delivers different professional competencies; including disciplines rarely covered by university curriculums, such as system analysis, system architecture and project management.

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

Recruitment and retention

        We believe our Company's culture and reputation, along with the talent in the regions in which we operate, enhances our ability to recruit and retain sought after IT professionals. As of March 31, 2016, we had a dedicated human resources staff of 530 people including 264 recruiters and researchers. We have compiled a database of over 428,000 IT specialists who have experience and specific skills relevant to our business. Our database, along with our referral program, has accounted for 40% of all new hires in the fiscal year ended March 31, 2016. During the fiscal year ended March 31, 2016, we hired on average 272 IT professionals each month.

        Our candidates come from a variety of sources, including external referrals, our regional network, our internal database and public sources. As of March 31, 2016, approximately 76% of our personnel had more than five years of industry experience and approximately 79% of our personnel hold Master's degrees (or Master's degree equivalents) or higher.

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

        If requested by clients, we may incorporate third-party software into our software development for clients. In these cases, we acquire all necessary licenses for such software once we reach a preliminary agreement with clients. Intellectual property rights for such third-party software are always subject to separate license agreements with third parties. We are in the process of developing our own intellectual property rights for products which we are planning to sell to end users based on license agreements with end users. For example, we have acquired intellectual property rights for the Horizon software from one of our financial services clients and we have been licensing the same to some of our clients. See "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We may be subject to third-party claims of intellectual property infringement that could be time-consuming and costly to defend."

Government legislation and regulation

        Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several government agencies in the United States and abroad, especially in CEE countries, regulate various aspects of our business. See the following risk factors in "ITEM 3. Key Information—D. Risk Factors" for more information on regulation material to our business, financial condition and results of operations:

  •
  "—Risks Relating to Our Business and Our Industry—Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management."

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

  •
  "—Risks related to conducting business in CEE countries—The legal and tax systems in CEE countries can create an uncertain environment for business activity, which could materially adversely affect our business and operations in the CEE."

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

  •
  "—Risks related to conducting business in CEE countries—Luxoft may be exposed to taxation in Ukraine if activities of non-Ukrainian companies of Luxoft are treated as creating a permanent establishment for Ukrainian tax purposes."

  •
  "—Risks related to conducting business in CEE countries—On-going regulatory changes in Russia, including software purchase regulation, Civil Code reform, personal data regulation, development of de-offshorization legislation and others may have a material adverse effect on our operations there."

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

C.  Organizational Structure

        As of March 31, 2016, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Entity	Jurisdiction of Incorporation	Percentage Ownership
Luxoft International Company Ltd.	Cyprus	100.00%
Excelian (Singapore) Pte Ltd	Singapore	100.00%
Symtavision Inc.	United States	100.00%
Symtavision GmbH	Germany	100.00%
Luxoft Luxembourg S.a.r.l	Luxembourg	100.00%
Luxoft Sweden	Sweden	100.00%
Luxoft Netherlands B.V.	Netherlands	100.00%
Luxoft UK Ltd.	United Kingdom	100.00%
Excelian Ltd. (UK)	United Kingdom	100.00%
Luxoft USA, Inc.	United States	100.00%
Radius Inc.	United States	100.00%
Excelian, Inc.	United States	100.00%
Luxoft Canada Ltd.	Canada	100.00%
Excelian Ltd. (Canada)	Canada	100.00%
Luxoft Eastern Europe Ltd.	British Virgin Islands	100.00%
Luxoft Mexico S.A. de C.V.	Mexico	100.00%
Luxoft Singapore PTE. LTD.	Singapore	100.00%
Luxoft Poland sp.z.o.o.	Poland	100.00%
Luxoft GmbH	Germany	100.00%
Luxoft (Switzerland) GmbH	Switerland	100.00%
Luxoft Global Operations GmbH	Switerland	100.00%
Luxoft Vietnam Company Ltd.	Vietnam	100.00%
Luxoft Bulgaria EOOD	Bulgaria	100.00%
Luxoft Professional Romania S.R.L.	Romania	100.00%
Software ITC S.A.	Romania	99.40%
Luxoft Services , LLC	Russia	100.00%
Luxoft Professional , LLC	Russia	100.00%
Luxoft Research, LLC	Russia	100.00%
Luxoft Dubna , LLC	Russia	100.00%
Luxoft Training Center	Russia	100.00%
Luxoft Ukraine LLC	Ukraine	100.00%

D.  Property, Plants and Equipment

Facilities

        We currently occupy 33 offices across seventeen countries, totaling 109,220 square meters of office space. As of March 31, 2016 we had the capacity for 12,607 workplaces, which leaves us with a 29.57% reserve for growth. We lease all of our facilities except for one building in Romania, which we acquired as part of our acquisition of ITC Networks in 2008.

        The following table sets forth our office locations and the number of personnel at each office as of March 31, 2016, excluding all on-site personnel and any personnel on long-term leave.

Location	Total square meters	Personnel	Principal Use
Kiev, Ukraine	25,410	2241	Delivery center
Moscow, Russia	9,602	1034	Delivery center; sales & marketing
Bucharest, Romania	18,205	1572	Delivery center
Omsk, Russia	9,388	595	Delivery center
Odessa, Ukraine	6,875	582	Delivery center
St. Petersburg, Russia	6,831	639	Delivery center
Dnipro, Ukraine	4,244	464	Delivery center
Krakow, Poland	8,731	619	Delivery center
Tricity, Poland	676	11	Delivery center
Wroclaw, Poland	5,549	233	Delivery center
Hertfordshire, United Kingdom	321	22	Delivery center; sales & marketing
Ho Chi Minh City, Vietnam	1,146	79	Delivery center
Dubna, Russia	543	65	Delivery center
New York, NY, USA	438	21	Delivery center
Menlo Park, CA, USA	139	4	Sales & marketing
Detroit, MI, USA	50	2	Sales & marketing
Kirkland, WA, USA	959	76	Delivery center; sales & marketing
Jersey City, NJ, USA	359	33	Delivery center
Nicosia, Cyprus	84	1	Sales & marketing
Zug, Switzerland	590	28	Operational headquarters
Frankfurt am Main, Germany	135	9	Delivery center
Boeblingen, Germany	911	41	Delivery center
Leinfelden-Echterdingen, Germany	1,272	84	Delivery center; sales & marketing
Munich, Germany	314	7	Sales & marketing
London, United Kingdom	1,191	141	Delivery center; sales & marketing
Sofia, Bulgaria	2,986	186	Delivery center
Braunschweig, Germany	543	21	Delivery center; sales & marketing
Stockholm, Sweden	15	1	Sales & marketing
Strassen, Luxembourg	123	—	Delivery center
Guadalajara, Mexico	1,112	41	Delivery center
Toronto, Canada	15	—	Sales & marketing
Cape Town, South Africa	315	13	Delivery center
Sydney, Australia	148	13	Delivery center
Total	109,220	8,878

ITEM 4A.    Unresolved Staff Comments

        None.

ITEM 5.    Operating and Financial Review and Prospects

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled "ITEM 3. Key Information—A. Selected Financial Data" and the consolidated financial statements included elsewhere in this report. This discussion and analysis may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. Our actual results may differ materially from those anticipated in the forward-looking statements made herein as a result of various risks, uncertainties and other important factors, including those set forth in "ITEM 3. Key Information—D. Risk Factors" of this annual report. Any such forward-looking statements represent management's estimates as of the date of this annual report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

A.  Operating Results

Factors affecting our results of operations

        We believe the following factors have had and may continue to have a significant effect on our results of operations:

  •
  Wage inflation:  Wage inflation has been growing rapidly in the countries in which we maintain a significant number of personnel. Wage inflation contributes to increases in our cost of services, and selling, general and administrative expenses. The impact of wage inflation is heightened by increased attrition, which is caused by the increasing demand for qualified IT personnel. The impact of wage inflation is mitigated to a limited extent by several factors, including our ability to shift work away from delivery centers that may be disproportionately affected by wage inflation, as well as our ability to pass some of the cost to our clients through provisions in a number of our contracts that permit us to increase prices based on inflation and related indicators.

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

  •
  Client concentration: In the fiscal year ended March 31, 2016, 68.6% of our sales were derived from clients in the financial services industry. We believe we will continue to have similar levels of revenue concentration in the financial services industry in the near term. The developments in this industry that impact the demand for software development services and solutions are likely to have a greater impact on us than on competitors, who do not have a similarly high level of revenue concentration in this vertical. Furthermore, we have a high degree of client concentration and our top five clients represented an aggregate of 64.9% of our sales in the fiscal year ended March 31, 2016. We believe that the financial services industry will remain one of the most significant sources of demand for IT services in the near term, driven by ongoing pressure to restore growth and improve profitability, industry-wide regulatory reforms, requirements to increase transparency and manage risk exposure, as well as the adoption of new technologies such as cloud computing, mobile and data analytics. We believe that the financial industry's strong reliance on IT outsourcing services and the mission critical nature of the services we provide for key clients within the financial industry, should reduce the risks we face from client concentration.

  •
  Foreign currency fluctuation:  We operate in a multi-currency environment, and exchange rate fluctuations, especially between the U.S. dollar and the euro and currencies pegged to the euro, impact our results of operations. Our sales are largely denominated in U.S. dollars and euros, and, to a lesser extent, in British pounds and Russian rubles, whereas our expenses are largely denominated in U.S. dollars, Russian rubles, Polish złoty, British pounds and Romanian leu. As a result, currency fluctuations, especially the appreciation of the Russian ruble relative to the U.S. dollar and the depreciation of the euro and British pound relative to U.S. dollar, could negatively impact our results of operations. Currency exchange rates in the British pound and the euro with respect to each other and the U.S. dollar have been affected by the June 23, 2016 referendum in the United Kingdom, pursuant to which the people of the United Kingdom voted for the United Kingdom's withdrawal from the European Union ("Brexit"). As a significant portion of our revenues are derived from sales to clients located in the United Kingdom and due to our operations in the United Kingdom and Europe, further exchange rate fluctuations as a result of Brexit could adversely affect our business and our results of operations. See "ITEM 3. Key Information—D. Risk Factors—"The vote by the UK electorate in favor of the United Kingdom's exit from the European Union could materially adversely affect our business and results of operations."

  •
  Inflation in CEE:  Our results of operations are affected by inflation rates in CEE because our expenses are largely denominated in Russian rubles and other CEE currencies, such as Romanian leu and Polish złoty. If we are unable to increase our revenues in line with our costs in CEE, it could have a material effect upon our results of operations and financial condition. See "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations."

  •
  Tax reduction programs:  We benefit from tax reduction programs in Russia, Vietnam and Poland.

  •
  In Russia, we benefit from a reduced social contributions tax rate program available to qualified IT service providers complying with certain conditions set out in the Russian law. Russia's social contributions tax is a mandatory tax consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Security Fund and the Federal Medical Insurance Fund. The social contributions tax rate varies depending on the employer's beneficial status and the status of a particular employee (such as a foreign citizen or Russian citizen). Under the program, the applicable aggregate tax rate is currently reduced from the maximum of 30% to 14%. However, the reduced tax rates for social contributions payable by qualified IT service providers are only available until December 31, 2017, after which it is expected that the social contributions tax rates will gradually increase to 21.0% in the aggregate in 2018 and 28.0% in the aggregate in 2019, until becoming equal with the rates for non-qualified companies in 2020.

  •
  In Vietnam, as a resident of a high-tech zone, Quang Trung software park, we were granted full exemption from corporate income tax for the fiscal year ended March 31, 2015, and 50% reduction of corporate income tax rate for the period of 9 years as of April 1, 2015.

  •
  Our subsidiary in Poland conducts a part of its operational activities in the territory of Wroclaw Park. Our profit generated from operations in the Park is non-taxable within the amount of tax credit calculated based on eligible expenses. Since the amount of the eligible expenses and relevant tax credit currently exceeds the amount of the income before tax payable with respect to profit earned in the Park, we pay no income tax in relation to this subsidiary's operations in the Park.

  •
  Government grants:  During the fiscal year ended March 31, 2016, we participated in government grants programs in Romania, Poland and Bulgaria. The programs require certain investments regarding creating new workplaces and maintaining them during certain periods of up to five years. As a result of fulfilling the programs' requirements, we received three government grants in the total amount of $2.9 million.

  •
  Corporate income tax increase as a result of acquisitions:  In the fiscal years ended March 31, 2015 and 2016, we completed three acquisitions of companies in the United Kingdom, United States and Germany, which resulted in an increase in our effective tax rate in the fiscal year ended March 31, 2016.

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

Acquisitions

        During the fiscal years ended March 31, 2015 and 2016 we completed a number of acquisitions that allowed the Company to expand the existing verticals, increase revenue and create new offerings of services currently provided. The Company used the acquisition method of accounting to record these business combinations. Acquisitions were settled in cash and/or stock where a portion of the settlement price may have been deferred. For some transactions, purchase agreements contain contingent consideration in the form of an earnout obligation.

Acquisition of INSYS Group, Inc.

        On July 15, 2016, Luxoft USA, Inc. completed the acquisition of INSYS Group, Inc. ("Insys"), an IT consulting provider focusing on advanced predictive analytics, business intelligence and data warehousing, digital marketing, and enterprise information management. Luxoft acquired all of the issued and outstanding shares of common stock of Insys for an initial payment of $37.9 million with the remaining amount payable being subject to certain revenue and EBITDA targets to be achieved by Insys for the six-month period ending December 31, 2016, and its 2017 and 2018 fiscal years. The total amount of contingent purchase consideration is not to exceed $33.5 million. Additionally, under the Purchase Agreement, certain managers of Insys are eligible for incentive payments under a management earnout participation plan in an amount of up to $7.0 million.

Acquisition of Symtavision GmbH

        On February 23, 2016, Luxoft Global Operations GmbH, a wholly-owned Swiss subsidiary of the Company ("LGO"), completed its acquisition of Symtavision GmbH ("Symtavision"), a boutique provider of automotive software tools and consulting services focused on scheduling analysis, architecture optimization, and timing verification. Symtavision's tools, building on its proprietary intellectual property, focus on Under the Hood ("UTH") technology around increasingly important software integration and timing analysis in the chassis, powertrain, body, and driver assistance domains as well as in-vehicle networking.

        The Symtavision acquisition enhanced our capabilities in the UTH practice and expanded our list of automotive high potential accounts ("HPAs").

        In accordance with the stock purchase agreement, Luxoft Global Operations GmbH, a wholly-owned Swiss subsidiary of the Company ("LGO") paid a cash purchase price of €3.9 million, or $4.4 million at the then-current exchange rate of €1=$1.14, upon closing of this transaction. Additionally, Luxoft agreed to pay an additional €0.5 million, or $0.6 million, in March 2017 subject to Symtavision achieving certain revenue targets for its 2017 fiscal year. We revalue the contingent consideration payable as of the end of each financial reporting period to reflect the then-expected size of the consideration based on the likelihood of Symtavision meeting certain performance targets.

Acquisition of Excelian Limited

        On February 17, 2015, LGO entered into an agreement (the "Owner Purchase Agreement") to purchase the entire share capital of Excelian Limited ("Excelian"), a private company limited by shares incorporated in England and Wales, with the stockholders of Excelian (the "Excelian Sellers"). LGO also entered into separate purchase agreements (collectively, the "Option Holder Purchase Agreements" and together with the Owner Purchase Agreement, the "Excelian Purchase Agreements") with several holders of options in Excelian (collectively, the "Option Holders") for the exercise of the options and the sale of the shares held by the Option Holders to LGO. These transactions closed on February 17 and 18, 2015. Pursuant to the Excelian Purchase Agreements, LGO agreed, on the terms and subject to the conditions of the Excelian Purchase Agreements, to purchase from the Excelian Sellers and the Option Holders all of the issued and outstanding ordinary shares of Excelian for the aggregate consideration payable by the Company of £13.4 million or approximately $20.5 million at the then-current exchange rate of £1=$1.5291.

        Additionally, certain managers of Excelian were offered after the closing a special class of ordinary shares of Excelian bearing a put right exercisable over three years in annual installments, each of one third of the class of shares. The put consideration for these special shares is based on specified EBITDA margin and revenue targets to be achieved by Excelian for its fiscal years ending December 31, 2015, 2016 and 2017. Based on results for Excelian's 2015 fiscal year, the holders of the put rights have received £0.8 million, or $1.2 million. In the event that Excelian achieves certain EBITDA margin and revenue targets for its 2016 and 2017 fiscal years, as specified in the final documentation for the special shares amended during the fiscal year ended March 31, 2016, upon exercise of the put right by the holders, Excelian would pay the holders an aggregate amount of up to £2.8 million or approximately $4.1 million at the exchange rate of £1=$1.4393.

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

        Pursuant to the stock purchase agreement ("SPA"), Luxoft USA agreed to purchase from the Radius Sellers all of the issued and outstanding shares of common stock of Radius for an initial payment of $19.8 million, of which $7.92 million was paid at closing and $1.98 million in April 2015 after the financial results for the 2014 fiscal year became available. Payment of the balance of the initial payment was agreed to be made in two equal instalments following the delivery of financial statements by Radius for its 2015 and 2016 fiscal years. Additionally, the SPA provided for a final payment of up to $7.9 million, provided that Radius achieves certain aggregate adjusted EBITDA and revenue CAGR targets for its 2014, 2015 and 2016 fiscal years. The total consideration for the acquisition was not to exceed $27.7 million.

        In September 2015, in conjunction with the mutual election under Section 338(h) of the U.S. Internal Revenue Code ("Section 338(h)"), Luxoft USA and the Radius Sellers agreed to treat the Radius purchase as an asset purchase for tax purposes. In accordance with the SPA, Radius Sellers were compensated for the excess taxes they incurred due to the Section 338(h) election. The increase of $0.69 million in the total purchase consideration due to the Section 338(h) election was treated as a measurement-period adjustment and was allocated to goodwill in our consolidated financial statements.

        Effective February 12, 2016, Luxoft USA and the Radius Sellers agreed to reduce the remaining consideration payable by 15% and fix this portion of consideration. In accordance with the amendment to the SPA, the two payments of $4.95 million due on April 1, 2016 and 2017, respectively, became non-contingent, but were reduced by 15% to $4.21 million each. The final payment of $7.90 million was also reduced by 15% to $6.72 million and remained contingent, subject to achieving certain revenue targets.

        We revalue the contingent consideration payable as of the end of each financial reporting period to reflect the then-expected size of the consideration based on the likelihood of the Radius assets meeting certain performance targets. Total gain from revaluation of this consideration for the fiscal year ended March 31, 2016 amounted to $1.39 million.

Acquisition of Populus

        Effective June 30, 2014, LGO entered into an agreement (the "Purchase Agreement") with Mecel AB ("Mecel"), a Swedish company and a subsidiary of Delphi Automotive Systems, LLC, a Delaware limited liability company ("Delphi"), to acquire intellectual property and related assets comprising Populus software product suite ("Populus") from Mecel.

        Pursuant to the Purchase Agreement, LGO paid Mecel a cash purchase price for the Populus intellectual property assets consisting of (i) $1.0 million at closing and (ii) $1.0 million in November 2014 upon completion of the agreed-upon Populus knowledge transfer process and the assignment by Mecel to Luxoft of certain customer agreements not assigned at closing. Additionally, LGO agreed to pay up to $1.0 million during the three years following the closing, representing a portion of the operating income of the acquired Populus business and contingent on it meeting certain revenue and gross margin indicators. In September 2015, LGO paid $0.30 million in accordance with the Purchase Agreement.

        Populus is a tool used by end users to design, develop and deploy user interfaces for distributed embedded systems. The acquisition allowed us to expand our Human Machine Interface ("HMI") capabilities to accommodate application development for entry and mid-level car models, as well as for digital clusters. Additionally, this acquisition is expected to present Luxoft with licensing opportunities. Finally, having valuable Populus intellectual property assets in its portfolio is expected to enable Luxoft to enhance its competitive offering in automotive HMI, infotainment, and digital cluster design.

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

Client concentration

        We have deep and long-standing relationships with our top clients. As a percentage of total sales, revenue generated by our top five clients declined from 71.9% for the fiscal year ended March 31, 2015, to 64.9% in the fiscal year ended March 31, 2016. Revenue generated by our top ten clients for the same periods decreased from 80.1% to 73.7% as a percentage of total sales. Over the long-term, we expect client concentration from our top ten clients to continue to decrease as a result of increase in demand from other clients, as well as business from new clients. New clients for any period are defined as clients who were not on our client list as of the end of the applicable prior fiscal year. For information on sales by client, see "ITEM 4. Information About Luxoft—B. Business Overview—Clients."

Contract types

        We derive revenue from fixed price contracts and time-and-materials contracts. Under time-and-materials contracts, we are compensated for actual time incurred by our IT professionals at negotiated hourly, daily or monthly rates. The majority of our fixed price contracts allow monthly or quarterly revenue recognition based on monthly and quarterly milestones, with clear customer acceptance criteria that could be assessed at the end of respective periods. We believe the use of proportional performance with monthly or quarterly contractual milestones for customer acceptance continues to be an appropriate revenue recognition method for fixed price contracts.

        The following table sets forth sales by contract type, by amount and as a percentage of our total sales for the periods indicated:

	Years ended March 31,
	2016		2015		2014
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
Contract type
Time-and-materials	$298,367	45.8%	$214,259	41.2%	$194,084	48.7%
Fixed price	352,385	54.2%	306,289	58.8%	204,247	51.3%

Total	$650,752	100%	$520,548	100%	$398,331	100%

Operating expenses

        Our operating expenses consist of:

Cost of services

        Cost of services includes salaries and related benefits for our delivery center employees, compensation for our contractors and other project-related costs, including travel, materials and other direct costs. All our IT professionals are salaried employees except for personnel in Ukraine, the United States and United Kingdom, the substantial majority of whom are contractors. The majority of our costs of services comprise compensation to our employees and contractors, and we expect substantially the same composition of costs of services in the future. Where services are performed by contractors, the entire cost of contractors is included in cost of services. With respect to employees, the compensation for the time that our employees log for specific projects in their time sheets is included in our cost of sales, and the remainder of the total compensation for logged time is recorded in selling, general and administrative expenses. The travel expenses of our employees and contractors directly related to specific projects are recorded in our cost of services. Cost of services also includes social contribution charges payable on the salaries for our employees.

Selling, general and administrative expenses

        Selling expenses include primarily advertising and marketing expenses. General and administrative expenses include compensation and other expenses of our senior management, administrative personnel, and R&D personnel, as well as compensation expenses for unassigned time of our IT professionals. General and administrative expenses also include office rent and maintenance and professional services, including legal, audit and insurance services, travel and entertainment expenses other than those directly related to projects for clients, and other expenses.

Depreciation and amortization

        Depreciation and amortization includes depreciation of property and equipment and amortization of capitalized software costs, acquired contract-based client relationships and other intangible assets. We use the straight-line method to determine depreciation and amortization.

Loss/gain from revaluation of contingent liability

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

        Other gains/(loss), net:    Other gains, net consists of government grants, subleasing office space, operational leasing of equipment and disposal of old computer equipment.

        Gain/(loss) from foreign currency exchange contracts:    Gain (loss) from foreign currency exchange contracts is represented by gains and losses from settlement and revaluation of derivatives related to forward foreign currency exchange contracts not designated as cash flow hedges.

        Starting January 2016, due to an increased volume of hedged transactions, extended periods of foreign exchange contracts and a risk of significant fluctuations of fair values of derivatives affecting our Statement of Comprehensive income, we started to apply hedge accounting to forward contracts offsetting our forecasted transactions denominated in euro and British pounds.

        All gain or loss on a derivative instrument designated as a cash flow hedge is recognized in other comprehensive income until reclassified into earnings in the same period when the hedged forecasted transaction affects earnings, i.e. when a forecasted sale actually occurs or an expense is incurred. Gains or losses related to hedging of forecasted sales are recognized in Sales of services, and those attributable to forecasted expense are recognized in Cost of services.

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

Income tax expense

        Our income tax includes both current and deferred income taxes. Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position. Due to our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. During the fiscal year ended March 31, 2016, our effective income tax rate increased as a result of an internal restructuring completed the year before to better align our legal and operating structures, and due to acquisitions of new businesses in Germany, the United States and the United Kingdom completed in the fiscal years ended March 31, 2015 and 2016.

Results of operations

        The following tables set forth our results of operations for the periods presented and as a percentage of sales of services for those periods.

	For the years ended March 31,
	2016	2015	2014
	(in thousands)
Sales of services	$650,752	$520,548	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	379,331	293,960	229,537
Selling, general and administrative expenses	171,707	128,952	95,946
Depreciation and amortization	23,814	16,834	12,944
(Income)/loss from revaluation of contingent liability	(2,511)	1,166	922

Operating income	$78,411	$79,636	$58,982

Other income and expenses
Interest expense, net	121	(543)	(1,508)
Other gain (loss), net	3,947	1,430	557)
Gain (loss) from foreign currency exchange contract	261	1,321	(1,134)
Net foreign exchange loss	(381)	(8,867)	(961)

Income before income taxes	82,359	72,977	55,936
Income tax expense	(12,108)	(9,828)	(4,706)

Net income	$70,251	$63,149	$51,230
Net income attributable to the non-controlling interest	—	—	—

Net income attributable to the Group	$70,251	$63,149	$51,230

Other comprehensive income, net of tax	(2,281)	(425)	1,118

Comprehensive income	$67,970	$62,724	$52,348
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—

Comprehensive income attributable to the Group	$67,970	$62,724	$52,348

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015

Sales of services

        In the fiscal year ended March 31, 2016, our revenues demonstrated 25.0% growth year over year, increasing by $130.2 million to $650.8 million in the fiscal year ended March 31, 2016 from $520.5 million in the fiscal year ended March 31, 2015. All our verticals, except for travel and aviation, experienced growth during the fiscal year ended March 31, 2016, while the main increase is attributable to increased volume of sales in our largest verticals, financial services and automotive and transport, which contributed 19.2% and 4.1% of overall growth, respectively.

        From a geographical standpoint, our revenue increased substantially due to our UK clients, providing 12.2% of overall revenue growth, as well as clients from Germany and Switzerland, contributing 4.2% and 2.4% of total revenue growth, respectively. In comparison to the prior fiscal year, in the fiscal year ended March 31, 2016, our revenue generated from the UK clients increased by 39.8% from 30.7% to 34.4% of total revenue; Germany increased by 33.4% from 12.4% to 13.3% of the total and Switzerland increased by 117.5% from 2.1% to 3.6% of the total. The increase in sales of services to our UK clients resulted both from increased volume of sales to our top clients in the financial services vertical as well as revenue from the Excelian business, which was acquired in February 2015. The increase in revenue from our clients in Germany and Switzerland is attributable mainly to increased volume of sales to clients in the financial and automotive and transport verticals.

        We continuously develop relations with our clients and as a result, sales to our existing clients accounted for 81.3% of the increase in sales of services for the fiscal year ended March 31, 2016, while sales to new clients accounted for 19.4% of the increase. Sales of services to new clients represented 3.9% of total sales in the fiscal year ended March 31, 2016, as compared to 4.5% of total sales in the fiscal year ended March 31, 2015. Our non-core sales accounted for 0.2% and 0.5% of total sales in the years ended March 31, 2016 and 2015, respectively.

        To support our growing sales, we increased the number of our IT professionals to 9,239 as of March 31, 2016, from 7,850 IT professionals as of March 31, 2015.

Operating expenses

Cost of services

        Cost of services increased by $85.4 million, or 29.0%, to $379.3 million in the fiscal year ended March 31, 2016 from $294.0 million in the fiscal year ended March 31, 2015. Gross margin decreased from 43.5% to 41.7% in the fiscal year ended March 31, 2016, when compared to the prior fiscal year. The increase in cost of services and related decrease in gross margin was attributable primarily to the growth of personnel expenses directly attributable to client projects as a result of increased headcount in the locations with higher salaries.

        As a percentage of sales, cost of services increased to 58.3% for the fiscal year ended March 31, 2016, from 56.5% in the fiscal year ended March 31, 2015.

Selling, general and administrative expenses

        During the fiscal year ended March 31, 2016, our selling, general and administrative expenses increased by $42.8 million, or 33.2%, to $171.7 million. As a percentage of sales, selling, general and administrative expenses increased to 26.4% for the fiscal year ended March 31, 2016, from 24.8% in the fiscal year ended March 31, 2015. This increase was attributable to a number of factors, including the stock option plan implemented in December 2014 and expansion of our business functions.

        Payroll and bonuses expenses with payroll taxes (excluding share-based compensation) increased by $21.5 million, or 35.5%, from $60.5 million in the fiscal year ended March 31, 2015 to $82.0 million in the fiscal year ended March 31, 2016, primarily due to expansion of our R&D activities and sales team. Share-based compensation increased by $12.0 million from $5.8 million in the fiscal year ended March 31, 2015 to $17.7 million in the fiscal year ended March 31, 2016, mainly due to the timing of the stock-based compensation program, which was launched in late 2014.

        We continued to invest in our infrastructure. To accommodate the increased headcount, we rented new facilities which resulted in a $5.6 million, or 19.3%, increase in general and administrative expenses due to an increase in office rent and maintenance expenses to $34.6 million for the fiscal year ended March 31, 2016 from $29.0 million for the fiscal year ended March 31, 2015.

Depreciation and amortization

        Depreciation and amortization increased by $7.0 million, or 41.5%, to $23.8 million in the fiscal year ended March 31, 2016 from $16.8 million in the fiscal year ended March 31, 2015. The increase was attributable primarily to depreciation of computers and office equipment due to increased headcount, as well as amortization of customer relationships related to acquisitions of Radius and Excelian. As a percentage of sales, depreciation and amortization increased from 3.2% in the fiscal year ended March 31, 2015 to 3.7% in the fiscal year ended March 31, 2016.

Income from revaluation of contingent liability

        The financial results from revaluation of contingent liability changed by $3.7 million from a loss of $1.2 million in the fiscal year ended March 31, 2015 to a gain of $2.5 million in the fiscal year ended March 31, 2016 mainly due to the agreement with the Sellers of Radius Inc. to reduce the remaining consideration payable by 15% discussed above under "Acquisition of Radius Inc."; and due to a shift in timing of previously expected revenues, subject to contingent royalty payments beyond the royalty period ending December 31, 2017.

Operating income

        Due to the increases in cost of services and general and administrative expenses discussed above, our operating income decreased by $1.2 million, or 1.5%, to $78.4 million in the fiscal year ended March 31, 2016 from $79.6 million in the fiscal year ended March 31, 2015. As a percentage of sales, operating income decreased to 12.0% in the fiscal year ended March 31, 2016, from 15.3% for the fiscal year ended March 31, 2015.

Other income and expenses

Other gain/(loss), net

        Other gains increased by $2.5 million from $1.4 million in the fiscal year ended March 31, 2015 to $3.9 million in the fiscal year ended March 31, 2016. The increase is attributable to $2.9 million from three government grants received in Romania, Poland and Bulgaria during the fiscal year ended March 31, 2016, partially offset by a $0.4 million decrease in income from operating leases of IT equipment in one of our subsidiaries.

Gain from foreign currency exchange contracts

        Gain from foreign currency exchange contracts decreased by $1.0 million from $1.3 million in the fiscal year ended March 31, 2015 to $0.3 million in the fiscal year ended March 31, 2016, mainly due to decreased fluctuation in the U.S. dollar/euro exchange rates during the fiscal year ended March 31, 2016, when compared to the fiscal year ended March 31, 2015, resulting in lower gains realized on our euro/U.S. dollar forward contracts.

Net foreign exchange loss

        Net foreign exchange loss decreased by $8.5 million from $8.9 million in the fiscal year ended March 31, 2015 to $0.4 million in the fiscal year ended March 31, 2016.

        The loss in the fiscal year ended March 31, 2015 was driven primarily by the depreciation of the euro against the U.S. dollar, which resulted in losses from our euro-denominated receivables. During the fiscal year ended March 31, 2016, the euro depreciated against the U.S. dollar by 3% while during the fiscal year ended March 31, 2015, the euro depreciated against the U.S. dollar by 11%. Also, in the fiscal year ended March 31, 2015, the Russian ruble depreciated significantly against the U.S. dollar, which affected adversely our Ruble-denominated receivables. During the fiscal year ended March 31, 2016, the Russian ruble depreciated against the U.S. dollar by 14% while during the fiscal year ended March 31, 2015, the Russian ruble depreciated against the U.S. dollar by 39%.

Income from continuing operations before income taxes

        Income from continuing operations before income taxes increased by $9.4 million, or 12.9%, to $82.4 million in the fiscal year ended March 31, 2016, from $73.0 million in the fiscal year ended March 31, 2015, and demonstrated a decrease as a percentage of sales from 14.0% to 12.7% in the years ended March 31, 2015 and 2016, respectively.

Income tax expense

        Income tax expense increased by $2.3 million, or 23.2%, to $12.1 million in the fiscal year ended March 31, 2016 from $9.8 million in the fiscal year ended March 31, 2015. Our effective income tax rate increased to 14.7% of income from continuing operations before income taxes in the fiscal year ended March 31, 2016, from 13.5% in the fiscal year ended March 31, 2015. The rate increase represents a combined effect of our acquisitions completed during the fiscal year ended March 31, 2015, which increased the portion of our taxable profits attributable to jurisdictions with higher tax rates, and an overall increase in taxable profits in Switzerland, the United Kingdom and the United States.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014

Sales of services

        Sales of services increased by $122.2 million, or 30.7%, to $520.5 million in the fiscal year ended March 31, 2015 from $398.3 million in the fiscal year ended March 31, 2014. The growth in sales of services resulted primarily from increased sales to existing clients. The growth in sales of services was supported by the expansion of services performed for clients across our largest verticals, including financial services, automotive and transport and technology. Sales to existing clients accounted for 85.9% of the increase in sales of services for the fiscal year ended March 31, 2015, while sales to new clients accounted for 13.7% of the increase. Sales of services to new clients represented 4.5% of total sales in the fiscal year ended March 31, 2015, as compared to 1.7% of total sales in the fiscal year ended March 31, 2014. Non-core sales accounted for 0.5% of total sales in the years ended March 31, 2015 and 2014. To support our growing sales, we increased the number of our IT professionals to 7,850 as of March 31, 2015, from 6,366 IT professionals as of March 31, 2014.

Operating expenses

Cost of services

        Cost of services increased by $64.5 million, or 28.1%, to $294.0 million in the fiscal year ended March 31, 2015 from $229.5 million in the fiscal year ended March 31, 2014. The increase was attributable primarily to the growth of personnel expenses directly attributable to client projects.

        Cost of services also increased as a result of an increased number of IT professionals as well as wage inflation for project delivery personnel. As a percentage of sales, Cost of services decreased to 56.5% for the fiscal year ended March 31, 2015, from 57.6% in the fiscal year ended March 31, 2014.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased by $33.1 million, or 34.5%, to $129.0 million in the fiscal year ended March 31, 2015 from $95.9 million in the fiscal year ended March 31, 2014. As a percentage of sales, selling, general and administrative expenses increased to 24.8% for the fiscal year ended March 31, 2015, from 24.1% in the fiscal year ended March 31, 2014. This increase was attributable to a number of factors, including acquisition related expenses and a new stock option plan implemented in December 2014. All major types of general and administrative expenses experienced growth in the fiscal year ended March 31, 2015. Payroll and bonuses expenses with payroll taxes (excluding share-based compensation) increased by $11.3 million from $48.8 million in the fiscal year ended March 31, 2014 to $60.1 million in the fiscal year ended March 31, 2015. Share-based compensation increased by $4.4 million from $1.4 million in the fiscal year ended March 31, 2014 to $5.8 million in the fiscal year ended March 31, 2015. General and administrative expenses also increased because of an increase in office rent and maintenance expenses by $4.1 million to $29.0 million for the fiscal year ended March 31, 2015 from $24.9 million for the fiscal year ended

March 31, 2014, due to the rental of new facilities to accommodate increasing headcount. Expenses for professional services, including the outsourcing of administrative functions, auditing, legal and consulting services as well as non-billable independent contractors, increased by $8.8 million from $14.1 million in the fiscal year ended March 31, 2014 to $22.9 million in the fiscal year ended March 31, 2015. During fiscal year ended March 31, 2015 we incurred costs related to acquisitions of new businesses. No similar expenses were incurred in the fiscal year ended March 31, 2014.

Depreciation and amortization

        Depreciation and amortization increased by $3.9 million, or 30.1%, to $16.8 million in the fiscal year ended March 31, 2015 from $12.9 million in the fiscal year ended March 31, 2014. The increase was attributable primarily to amortization of customer relationships and to depreciation of a greater number of fixed assets resulting from purchases of new IT equipment, leasehold improvements and software licenses. As a percentage of sales, Depreciation and amortization remained at the same level of 3.2% for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014.

Operating income

        Operating income increased by $20.6 million, or 34.9%, to $79.6 million in the fiscal year ended March 31, 2015 from $59.0 million in the fiscal year ended March 31, 2014. As a percentage of sales, operating income increased to 15.3% for the fiscal year ended March 31, 2015, from 14.8% in the fiscal year ended March 31, 2014.

        Operating income increased in absolute terms and as a percentage of sales from our previous fiscal year mainly due to combined effect of revenue growth and efficient management of our costs of services partially offset by an increase in general and administrative expenses due to wage inflation, share-based compensation and one-off costs related to the acquisitions of new businesses.

Other income and expenses

Interest expense, net

        Interest expense decreased by $1.0 million, or 66.3%, to $0.5 million in the fiscal year ended March 31, 2015 from $1.5 million in the fiscal year ended March 31, 2014. The decrease was due to the repayment of all our previously obtained loans, with only one loan from an acquired subsidiary remaining outstanding as of March 31, 2015.

Other gain/(loss), net

        Other gains increased by $0.8 million from $0.6 million in the fiscal year ended March 31, 2014 to $1.4 million in the fiscal year ended March 31, 2015. This increase is mainly attributable to income from operating leases of IT equipment in one of our subsidiaries.

Gain/(loss) from foreign currency exchange contracts

        Gain/(loss) from foreign currency exchange contracts changed by $2.4 million from a loss of $1.1 million in the fiscal year ended March 31, 2014 to a gain of $1.3 million in the fiscal year ended March 31, 2015 mainly due to gains realized on several euro/U.S. dollar forward contracts.

Net foreign exchange loss

        Net foreign exchange loss increased by $7.9 million from $1.0 million in the fiscal year ended March 31, 2014 to $8.9 million in the fiscal year ended March 31, 2015. The loss in the fiscal year ended March 31, 2015 was driven primarily by the depreciation of the euro against the U.S. dollar, which resulted in losses from our euro-denominated receivables. Also, in the fiscal year ended March 31, 2015, the Russian ruble depreciated significantly against the U.S. dollar, which affected adversely our ruble denominated receivables.

Income from continuing operations before income taxes

        Income from continuing operations before income taxes increased by $17.1 million, or 30.6%, to $73.0 million in the fiscal year ended March 31, 2015 from $55.9 million in the fiscal year ended March 31, 2014 and remained flat as a percentage of sales at 14.0% in both years under review.

Income tax expense

        Income tax expense increased by $5.1 million, or 108.4%, to $9.8 million in the fiscal year ended March 31, 2015 from $4.7 million in the fiscal year ended March 31, 2014. The increase was attributable primarily to an increase in taxable profits in Switzerland, Russia, Romania and the United States. Our effective income tax rate increased to 13.5% of income from continuing operations before income taxes in the fiscal year ended March 31, 2015, from 8.4% in the fiscal year ended March 31, 2014.

Quarterly results of operations and seasonality

        Our business is moderately seasonal and our results of operations vary from quarter to quarter based in part upon the budget and work cycles of our clients. Our operating results are typically lower in the first fiscal quarter of each year due to increases in wages and other costs that typically occur in the beginning of each fiscal year. The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from April 1, 2014 to March 31, 2016.

	Three Months Ended
	March 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	March 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014
	(in thousands)
Consolidated statements of comprehensive income:
Sales of services	$169,209	$171,946	$161,542	$148,055	$137,352	$145,754	$125,140	$112,302
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	103,496	97,412	90,446	87,977	82,056	76,728	69,527	65,649
Selling, general and administrative expenses	48,202	45,229	39,611	38,665	35,340	34,110	30,897	28,605
Depreciation and amortization	6,703	6,201	5,550	5,360	5,084	4,305	3,796	3,649
(Income)/loss from revaluation of contingent liability	(3,356)	61	41	743	170	389	281	326

Operating income	14,164	23,043	25,894	15,310	14,702	30,222	20,639	14,073
Other income and expenses
Interest expense, net	149	61	(61)	(28)	(30)	(123)	(131)	(259)
Other gain/(loss), net	2,346	1,025	283	293	243	366	388	433
Gain/(loss) from foreign currency exchange contracts	(1,019)	595	517	168	—	71	1,085	165
Net foreign exchange gain/(loss)	1,524	(3,474)	421	1,148	(5,144)	(1,109)	(2,220)	(394)

Income from continuing operations before income taxes	17,164	21,250	27,054	16,891	9,771	29,427	19,761	14,018
Income tax expense	(2,572)	(3,211)	(4,046)	(2,279)	(729)	(5,495)	(2,163)	(1,441)

Net income	14,592	18,039	23,008	14,612	9,042	23,932	17,598	12,577
Less: Net loss attributable to the non-controlling interest	—	—	—	—	—	—	—	—

Net income attributable to the Group	14,592	18,039	23,008	14,612	$9,042	23,932	17,598	12,577

B.  Liquidity and Capital Resources

        At March, 2016, our principal sources of liquidity were cash and cash equivalents totaling $108.5 million and $65.7 million of available borrowings under our revolving lines of credit. As of that date, $94.9 million was held in U.S. dollar denominated accounts primarily in Switzerland and BVI.

        Under the legislation of the countries we operate in, there are no restrictions on our ability to distribute dividends from our subsidiaries to our parent company other than a requirement that dividends be limited to the cumulative net profits of our operating subsidiaries, calculated in accordance with local accounting principles. The cumulative net profit of our subsidiaries calculated in accordance with local accounting principles differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses and differences arising from the capitalization and depreciation of property and equipment. In addition, these dividends cannot result in negative net assets at our subsidiaries or render them insolvent.

        We have not provided for dividend withholding taxes on the unremitted earnings of our subsidiaries because they are considered permanently reinvested.

        Our cash requirements have principally been driven by working capital requirements and capital expenditures. Our working capital requirements are, in turn, generally driven by the growth in our business and the impact on our cash flows arising out of the difference in timing between when our payment obligations arise and when we receive payment from clients. We fund working capital primarily from cash and cash equivalents on hand, cash flows provided by our operating activities and our short term credit facilities in those cases when it is deemed necessary or most efficient way. Our average time for collecting receivables, which include trade receivables, unbilled revenue and deferred revenue balances, decreased to 76 days for the fiscal year ended March 31, 2016, from 81 days for the fiscal year ended March 31, 2015, mainly due to increased efficiency of our collecting cycle.

        As of march 31, 2016, we did not have any material commitments for capital expenditures.We believe that, based on our current business plan, our cash and cash equivalents on hand, cash from operations and borrowings available to us will be adequate to meet our working capital, capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements.

Credit facilities

        On January 15, 2013, the Company entered into an uncommitted receivables purchase agreement of up to $10.0 million with BNP Paribas Dublin Branch. Under the agreement the Company can assign certain receivables in exchange for cash based on LIBOR for the relevant purchase term (30/60 days) plus 3.0% per annum. On October 30, 2015, BNP Paribas increased the amount of credit limit available to the Company up to $20.0 million. There was no outstanding amount as of March 31, 2016 under this agreement.

        On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GMBH entered into an uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5.0 million. On November 13, 2014 LGO acceded to the mentioned Facility Agreement as one of the borrowers thereunder. On January 29, 2016 Citibank increased the total credit amount available for the Company to $12.0 million. This is a continuing agreement and remains in full effect subject to its terms until 30 days after the bank`s receipt of written notice of termination from the borrower's agent. Under this agreement the borrower can use pre- or post-shipment advance. The interest rate for pre-shipment is LIBOR plus 2.0% p.a. and the interest rate for post-shipment is LIBOR plus 1.25% per annum. There was no outstanding amount as of March 31, 2016 under this agreement.

        On February 20, 2014, Luxoft USA entered into a credit facility agreement with Citibank, N.A. for up to $5.5 million. The loan bears an interest rate LIBOR + 1.25% per annum. There was no outstanding amount as of March 31, 2016 under this agreement.

        On July 16 2010, Luxoft USA and on April 9, 2015, LGO respectively entered into a credit agreement with Amsterdam Trade Bank N.V. for an aggregate available credit amount of up to $18.0 million. For both facilities, the interest rate is the cumulative of the applicable LIBOR and a margin which varies in relation to term of the loan in the range of 4.5-5.5%. There was no outstanding amount as of March 31, 2016 under these agreements.

        Excelian Ltd, uses an invoice discounting facility of up to £3.0 million provided by Royal Bank of Scotland. Under this arrangement Excelian Ltd can assign certain receivables in exchange for cash less a discount based of 1.90% per annum. The outstanding amount was $0.8 million as of March 31, 2015 and there was no amount outstanding as of March 31, 2016.

Overdraft facilities

        On October 25, 2012, Luxoft Professional, LLC entered into an overdraft facility agreement with ZAO CITIBANK for $3.0 million. As of March 31, 2016, this facility has not been drawn down. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc.

        On November 12, 2013, Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO CITIBANK for $0.9 million. As of March 31, 2016, this facility has not been drawn down. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.00% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. and Luxoft Professional, LLC.

        On December 16, 2009, Luxoft International entered into an overdraft facility agreement with Amsterdam Trade Bank, N.V. ("Amsterdam Trade Bank") for up to $1.6 million, which was later amended to increase the overdraft facility to up to $2.0 million. On July 20, 2012, Luxoft International renewed the overdraft facility agreement with Amsterdam Trade Bank for $2.0 million. As of March 31, 2015, this facility had not been drawn down. The overdraft facility bears interest at a rate of 6.0% per annum, paid monthly. Initially the overdraft facility was guaranteed by IBS Group. On February 5, 2014 the guarantor was replaced by Luxoft Holding, Inc. The facility was drawn down on July 20, 2015.

Cash flows

        The following table presents the major components of net cash flows for the years ended March 31, 2016, 2015 and 2014.

	Years ended March 31,
	2016	2015	2014
	(in thousands)
Net cash flow provided by operating activities	$105,389	$76,278	$50,656
Net cash used in investing activities	(32,725)	(42,280)	(19,133)
Net cash (used in)/provided by financing activities	$(8,904)	$(21,995)	$1,593

Net cash provided by operating activities

        Net cash provided by operating activities increased by $29.1 million, or 38.2%, to $105.4 million in the fiscal year ended March 31, 2016, from $76.3 million in the fiscal year ended March 31, 2015. The increase is explained primarily by higher net income from continuing operations adjusted for non-cash stock based compensation expense, demonstrating an overall increase of $19.1 million from $68.9 million to $88.0 million, where stock based compensation expense contributed $12.0 million of such increase. Another $8.1 million increase in cash flows from operating activities was attributable to a decrease of amounts due from and to clients from $22.7 million in the fiscal year ended March 31, 2015 to $14.6 million in the fiscal year ended March 31, 2016, as a result of increased efficiency of our collecting cycle discussed above.

        Net cash provided by operating activities increased by $25.6 million, or 50.6%, to $76.3 million in the fiscal year ended March 31, 2015, from $50.7 million in the fiscal year ended March 31, 2014. The increase in cash flows from operating activities was attributable primarily to higher net income from continuing operations, adjusted for stock based compensation which increased by $16.3 million, from $52.6 million to $68.9 million. Also, operating cash flows benefited, in part, from our strong focus on improving working capital efficiencies during the fiscal year ended March 31, 2015, including our focus on reducing days outstanding for our full accounts receivable including trade receivables and unbilled revenues, excluding deferred revenues and adjusted for the effects of foreign exchange.

Net cash used in investing activities

        Net cash used in investing activities decreased by $9.6 million, or 22.6%, to $32.7 million in the fiscal year ended March 31, 2016, from $42.3 million in the fiscal year ended March 31, 2015. The change was mainly due to decreased investments in acquisitions of new businesses which amounted to $24.3 million in the fiscal year ended March 31, 2015, and $3.5 million in the fiscal year ended March 31, 2016. This decrease was partially offset by increased investments in our existing businesses, in particular purchases of new electronic and office equipment and other purchases of property and equipment, which increased from $14.2 million to $24.2 million when comparing the years ended March 31, 2015 and 2016, respectively.

        Net cash used in investing activities increased by $23.1 million to $42.3 million in the fiscal year ended March 31, 2015 from $19.1 million in the fiscal year ended March 31, 2014. Investing activities in the fiscal year ended March 31, 2015 consisted mainly of acquisitions of new business which increased in fiscal year ended March 31, 2015 by $24.3 million from nil in fiscal year ended March 31, 2014.

Net cash used in financing activities

        Cash used in financing activities decreased by $13.1 million to $8.9 million in the fiscal year ended March 31, 2016, from $22.0 million in the fiscal year ended March 31, 2015. The decrease was primarily attributable to repayment of short-term borrowings, amounting to $0.9 million and $18.6 million in the years ended March 31, 2016 and 2015, respectively, partially offset by an increase in the amount of deferred purchase consideration paid for acquired businesses from $2.7 million in the fiscal year ended March 31, 2015, to $ 6.1 million in the fiscal year ended March 31, 2016, and repurchase of ordinary shares in amount of $1.8 million as a result of personal income taxes withheld from SOP III participants upon exercise of vested RSUs, SARs and PSAs.

        Net cash used in financing activities increased by $23.6 million to $22.0 million used in the fiscal year ended March 31, 2015 from $1.6 million cash provided by financing activities in the fiscal year ended March 31, 2014.

        The primary driver for the increase in cash used in financing activities was $18.6 million of short-term borrowings repayment net of proceeds in the fiscal year ended March 31, 2015 which represents an increase of $22.3 million when compared to short-term borrowings proceeds net of repayment generated in in the fiscal year ended March 31, 2014. Also, net cash used in financing activities includes repayment of contingent payables related to business acquisitions of $2.7 million and $2.4 million in the years ended March 31, 2015 and 2014, respectively. Net effect from other changes is not deemed material.

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

        Multiple elements arrangements.    During the fiscal year ended March 31, 2016, we have entered into multiple elements arrangements with the customers that purchase software and further maintenance and support. We evaluate our contracts for multiple deliverables, and, when appropriate, separate the contracts into separate units of accounting for revenue recognition. Support services, if they are required by clients, are generally contracted for and commence upon completion of the software development services. We allocate revenue to these deliverables in a multiple element arrangement based upon their relative selling prices. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable based on hours incurred and applicable hourly rates. For arrangements under fixed price contracts, software development revenue is recognized upon delivery of development services under the proportional performance method, as described above and for support services—on a straight-line basis over the support period, which is generally from 6 months to a year.

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

Government Grants

        We participates in government grants programs in several countries. Due to the absence of authoritative regulations for government grants in U.S. GAAP, we base our accounting on IFRS guidance as a non-authoritative source. We recognize a grant as non-operating income based on the evidence that the company has fulfilled the requirements of the program and the grant was received.

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

Recent accounting pronouncements

        In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for annual reporting periods beginning after December 15, 2016 including interim periods within that reporting period. We plan to apply the new standard beginning January 1, 2017 either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The adoption of ASU 2014-09 is not expected to have a material impact on our consolidated financial statements.

        In January 2015, the FASB issued Accounting Standards Update 2015-01, "Income Statement—Extraordinary and Unusual Items". The provisions of this update simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. We adopt this guidance from April 1, 2016. The implementation of this standard is not expected to have a material effect on our consolidated financial statements.

        In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments". The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The update eliminates the current requirement to retrospectively adjust provisional amounts recognized at the acquisition date. The amendment is effective for us beginning April 1, 2016. The implementation of this standard is not expected to have a material effect on our consolidated financial statements.

        In November 2015, the FASB issued Accounting Standards Update 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes", which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position to simplify disclosure. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. The new standard will be effective for us beginning April 1, 2016. The implementation of this standard is not expected to have a material effect on our consolidated financial statements.

        In February 2016, the FASB issued Accounting Standards Update 2016-02, "Leases (Topic 842)". The purpose of this update is to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the amendments is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The amendment is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those fiscal years. We are currently evaluating the impact of this accounting update on our consolidated financial statements.

C.  Research and Development, Patents and Licenses

        Research and development costs are expensed as incurred. The total amount of research and development activities was $6.7 million, $3.2 million and $2.9 million for the years ended March 31, 2016, 2015 and 2014, respectively.

D.  Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2015 to March 31, 2016 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.  Off-Balance Sheet Arrangements

        We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.  Contractual Obligations

        The following table represents a summary of our estimated future payments under material contractual cash obligations as of March 31, 2016. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Capital lease obligations	$357	73	78	78	128
Operating leases	75,849	21,000	32,065	21,264	1,520
Short term debt obligations	460	460	—	—	—

Total	$76,666	$21,533	$32,143	$21,342	$1,648

ITEM 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management

        The following table sets forth the name, age, and position as of the date of this annual report regarding each of our directors, executive officers and director nominees.

Name	Age	Position
Executive officers
Dmitry Loshchinin	49	Chief Executive Officer and President
Mikhail Friedland	49	Executive Vice President
Roman Yakushkin	44	Chief Financial Officer
Przemyslaw Berendt	35	Vice President, Global Marketing
Roman Trachtenberg	40	Managing Director, Financial Services
Yuri Elkin	40	Managing Director, Financial Services
Elena Goryunova	43	Vice President, Global Human Resources
Anders Brown	45	Managing Director, Global Centers of Expertise
Lincoln Popp	42	Managing Director, North America
Doru Mardare	60	Managing Director, Telecom Solutions
Georg Doll	48	Managing Director, Automotive
Sergey Kuznetsov	41	Managing Director, Enterprise and Manufacturing Solutions
Directors
Esther Dyson(1)(3)	64	Director
Glen Granovsky(2)	54	Director
Marc Kasher(1)(2)(3)	46	Director
Anatoly Karachinskiy(2)	56	Director
Thomas Pickering(1)(3)	84	Director
Dmitry Loshchinin	49	Director
Sergey Matsotsky	54	Director
Yulia Yukhadi(2)	45	Director

(1)
Member of our Audit Committee.

(2)
Member of our Compensation Committee.

(3)
Determined by our board of directors to be "independent" as defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE Listed Company Manual.

Executive officers

Dmitry Loshchinin—Chief Executive Officer and President, Director

        Dmitry Loshchinin has served as our Chief Executive Officer since our inception in 2000. Mr. Loshchinin also became a director of Luxoft in November of 2013. Prior to joining Luxoft, Mr. Loshchinin served in management roles within software companies such as Kerntechnik, Entwicklung, Dinamyk GmbH (KED), Siemens Nixdorf Informationssysteme, AG (SNI) and IBM Corp. Beginning in 1998, he also oversaw IBS Group's initiative to offer offshore services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in Applied Mathematics from Moscow State University and completed an executive education program at the Wharton School of the University of Pennsylvania.

Mikhail Friedland—Executive Vice President

        Mikhail Friedland has served as our Executive Vice President since 2006. Mr. Friedland leads Strategic Management and Continuous Improvement organization which consists of four units: (i) infrastructure, operation, security and internal automation, (ii) organizational transparency, analytics and controls, focusing on global and cross-functional processes, management frameworks and capacity, post-merger integration activities, (iii) continuous improvement, and (iv) M&A. Mr. Friedland has more than 20 years of experience in the IT and software services industry. Prior to joining Luxoft, Mr. Friedland worked as a software engineer for Merrill Lynch, Lehman Brothers and Merck (formerly Medco). In 1993, Mr. Friedland co-founded IT Consulting International ("ICTI"), which provided consulting and later outsourcing services for various U.S. clients. In 2006, we acquired ICTI. Mr. Friedland completed an executive education program at the Wharton School of the University of Pennsylvania and London Business School.

Roman Yakushkin—Chief Financial Officer

        Roman Yakushkin has served as our Chief Financial Officer since 2006. In that role, Mr. Yakushkin leads the accounting and finance functions of our Company and is responsible for the quality of our consolidated financial statements prepared under U.S. GAAP. Mr. Yakushkin has over 15 years of experience in budget management, financial management and business development. Prior to joining us, Mr. Yakushkin held several senior financial positions with a number of leading companies including Mobile Telesystems, FESCO and Louis Dreyfus. Mr. Yakushkin holds a Master of Business Administration degree from INSEAD and an undergraduate degree in Oriental Studies from Far Eastern State University. He is also a Chartered Financial Analyst.

Przemyslaw Berendt—Vice President, Global Marketing

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

Roman Trachtenberg—Managing Director, Financial Services

        Roman Trachtenberg joined us in 2009 as Financial Services Accounts Director, and has served as Chief Executive Officer of Luxoft North America since 2011. Prior to joining us, Mr. Trachtenberg served as Chief Operating Officer at SMINEX LLC and as Vice President of Operations at Rosbuilding Investment Company, both Russian private equity firms. Mr. Trachtenberg has also held management positions at companies including Republic National Bank of New York, Gateway,

Deutsche Bank and AIG. Mr. Trachtenberg has more than 15 years of technology experience in various industries, including financial services, consumer retail and real estate. Mr. Trachtenberg holds a Bachelor's degree in Business Administration from Southern State University.

Yuri Elkin—Managing Director, Financial Services

        Yuri Elkin joined Luxoft in 2000 and has served as Managing Director since 2005. Mr. Elkin has more than 17 years of technology experience. Mr. Elkin holds a Master of Science Degree in Applied Mathematics from Moscow State Institute of Electronics and Mathematics, where he graduated summa cum laude.

Elena Goryunova—Vice President, Global Human Resources

        Ms. Goryunova has led Luxoft's Human Resources department since the Company's inception in 2000. Ms. Goryunova has helped to open numerous Luxoft offices in the Russian cities of St. Petersburg, Omsk, Dubna and Nizhny Novgorod. She has also introduced and implemented a best-practice personnel management system. Prior to joining Luxoft, Ms. Goryunova headed the human resources department at Austrian Investment Bank Creditanstalt. Before that, starting in 1994, Ms. Goryunova worked as a human resources specialist at KPMG. Ms. Goryunova graduated from Moscow Academy of International Business with an undergraduate degree in Economics.

Anders Brown—Managing Director, Global Centers of Expertise

        Anders Brown joined us in 2014 after Luxoft acquired Radius Inc., an Internet of Things (IoT) software development company that Mr. Brown co-founded in 2012. Mr. Brown has served as our Centers of Expertise leader since 2015, moving to this role after both serving as President of Radius since its inception and completing the full integration of Radius into Luxoft. From 2008 until 2012, Mr. Brown served as Sr. Vice President of iSoftstone Inc., a China-based global IT outsourcing provider. Prior to this, Mr. Brown held a variety of leadership roles in Microsoft Corporation. Mr. Brown has more than 20 years of global technology experience, and has worked in the media, high technology, and telecommunications sectors, among others. Mr. Brown holds a Bachelor's degree and a Master's degree in Mechanical Engineering from the University of Washington.

Lincoln Popp—Managing Director, North America

        Lincoln Popp has served as our Managing Director of North America since December of 2015. In that role, Mr. Popp leads the regional operations functions of North America. Mr. Popp has over 20 years of experience in enterprise systems and business processes. Prior to joining us, Mr. Popp has held several operations and technology related positions at leading companies including Microsoft. Mr. Popp served as Sr. Vice President of Corporate Development at iSoftStone from March 2008 to November 2011. Mr. Popp served as President of the interactive media company Nation 9 from November 2011 to May 2013. Mr. Popp served as Sr. Vice President, Corporate Development at Radius from June 2013 to November 2015. Mr. Popp holds a Bachelor's degree in Business—Information Systems from the University of Washington.

Doru Mardare—Managing Director, Telecom Solutions

        Doru Mardare joined us as the Managing Director for Telecommunications Solutions in 2008. In 2000, Mr. Mardare founded ITC Networks, and in eight years brought the company to the leading position in the software development arena in Eastern Europe. Mr. Mardare served as a Managing Director at ITC Networks and has more than 15 years of experience in software engineering for the telecommunications industry. Mr. Mardare holds a Bachelor of Science degree in Electrical

Engineering from the Polytechnic Institute in Bucharest, Romania, and a Master of Engineering Science from the University of Western Ontario, London, Canada.

Georg Doll—Managing Director, Automotive

        Georg Doll joined us in 2015 as Managing Director for Automotive. Prior to that, Mr. Doll served at Wind River Systems from 2000 in various positions, including Vice President of Automotive, Director of A&D and Automotive Solutions, Manager of Project Management EMEA, and Professional Services Manager. Mr. Doll is also an active founding member of the GENIVI Alliance, a non-profit organization dedicated to driving the broad adoption of an open-source platform for In-Vehicle Infotainment. Mr. Doll holds a degree in engineering from Karlsruhe Institute of Technology.

Sergey Kuznetsov—Managing Director, Enterprise and Manufacturing Solutions

        Sergey Kuznetsov joined Luxoft in 2003 and has served as Managing Director for Enterprise and Manufacturing Solutions since 2014. Mr. Kuznetsov has vast experience in industry specific sales, strategic business development, contracting, budgeting and software delivery management. Prior to joining us, Mr. Kuznetsov held positions in software development in a number of major international companies based in Germany and the United States. Mr. Kuznetsov holds a Master's degree in physics from the Moscow Engineering Physics Institute.

Directors

Esther Dyson—Director

        Esther Dyson has been a member of our board of directors since February 2014. In May 2013, Ms. Dyson founded Health Initiative Coordinating Council, a not-for-profit organization focused on community health. Previously, she worked as a technology analyst and a journalist at Forbes, New Court Securities and Oppenheimer & Co. Additionally, Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983. Ms. Dyson is a member of the boards of 23andMe, Eventful, Meetup Inc., NewspaperDirect, PA Consulting, Personal Inc., Voxiva, WPP Group, XCOR Aerospace and Yandex (NASDAQ: YNDX). She was also the founding chairman of the Internet Corporation for Assigned Names and Numbers (ICANN). Between 1997 and 2013, Ms. Dyson was a member of the advisory board of IBS Group. Ms. Dyson holds a Bachelor of Arts in economics from Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center.

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

Marc Kasher—Director

        Marc Kasher has been a member of our board of directors since September of 2013. Mr. Kasher is a Managing Director at PineBridge Investments (formerly known as AIG Investments). Prior to PineBridge Investments, Mr. Kasher worked for the United States Agency for International

Development, where he was involved in projects that focused on privatization strategies in several countries of the former Soviet Union. Mr. Kasher currently serves or has in the past served as a director of several Pine Bridge Investments' portfolio companies, and also sits on the board of directors of New Media Distribution Company, a content producer for the Russian television market. Mr. Kasher holds a Master of Business Administration with a concentration in finance from Georgetown University and a Bachelor of Arts degree from Tufts University.

Anatoly Karachinskiy—Director

        Anatoly Karachinskiy has been a member of our board of directors since 2013. Mr. Karachinskiy is the co-founder of IBS Group. Prior to founding IBS Group, Mr. Karachinskiy was the technical director of Intermicro Joint Venture. Mr. Karachinskiy previously worked at PROSYSTEM, an Australian computer hardware company, and at the All-Union Research and Development Institute for Railroad Transport. Mr. Karachinskiy has an undergraduate degree in systems engineering from the Moscow Institute of Railroad Engineers.

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

Sergey Matsotsky—Director

        Sergey Matsotsky has been a member of our board of directors since November 2013. Mr. Matsotsky is a co-founder and Senior Vice President of IBS Group, and Chief Executive Officer of IBS IT Services. Prior to founding IBS Group in 1992, Mr. Matsotsky was commercial director of a large Russian IT company. Mr. Matsotsky holds an undergraduate degree in Automation and Applied Mathematics from the Gubkin Russian State University of Oil and Gas.

Yulia Yukhadi—Director

        Yulia Yukhadi has been a member of our board of directors since February 2015. Ms. Yukhadi has served as Chief Financial Officer of IBS Group since 2006. Prior to that, Ms. Yukhadi served as financial director and vice president of finance with various consumer goods and telecom companies between 2003 and 2006, and held a position as the financial controller in the financial department of IBS Group between 1998 and 2003. She holds an undergraduate degree in mathematical economics from the Moscow State University. Ms. Yukhadi is a Certified Management Accountant.

B.  Compensation

        The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during the year ended March 31, 2016 consisted of approximately $14.1 million in salary, bonuses, stock-based compensation and directors' fees. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include any professional and business association dues, business travel, relocation costs and other expenses and benefits commonly reimbursed or paid by companies in our industry and geographies.

        We pay each of our three independent directors, Ms. Dyson and Messrs. Kasher and Pickering, an annual fee of $70,000. Each independent director receives an additional annual fee of $10,000 for his or her service on any Board committee, and a further annual fee of $10,000 for serving in the role of a Chairperson of any Board committee. We also reimburse our directors for reasonable and documented travel expenses incurred to attend board meetings. None of our directors is party to a service contract that provides for benefits upon the termination of the director's engagement.

        During the year ended March 31, 2016, a total of 120,989 RSUs, 77,370 PSAs and 40,064 SARs have been vested into the ownership of our directors and executive officers under our Incentive Plan described below. Upon exercise of those instruments, 102,794 Class A ordinary shares have been issued.

Agreements with our Chief Executive Officer

Second Amended and Restated Employment Agreement

        In November 2015, Mr. Dmitry Loshchinin, our President and CEO, entered into a Second Amended and Restated Employment Agreement, effective as of August 12, 2014, with LGO. Under Mr. Loshchinin's employment agreement, he has agreed to serve as our President and CEO. Mr. Loshchinin also is a member of our board of directors. Mr. Loshchinin's initial term of service under this agreement continues until August 11, 2019. Thereafter, the agreement continues for successive one-year terms unless terminated by either party, generally by delivering six months' prior written notice on or before February 11 of any year. Mr. Loshchinin's salary and annual bonus are subject to review for increase at the discretion of our board of directors. Mr. Loshchinin may also participate in certain executive benefit plans, in particular a pension plan established by LGO in accordance with the Swiss Federal Law on occupational pension schemes, as well as a loss of earnings insurance in case of illness, accident insurance and health insurance. We believe these are customary benefits made available to executive officers resident in Switzerland by employers of similar size operating in our industry. LGO currently pays 100% of the premium for all insurance coverages listed above.

        If Mr. Loshchinin's employment is terminated (i) by us without cause (as defined in the employment agreement and described below), (ii) by Mr. Loshchinin with good reason (as defined in the employment agreement, and which includes a material reduction in his base salary or bonus, a material reduction in his title, duties and authority or a material adverse change in the reporting structure, LGO's material breach of the employment agreement or our material breach of the RSU agreement (described below), or our failure or LGO's failure to obtain assumption of the employment agreement by a successor), in each case of (i) and (ii) whether or not in connection with a change in control, or (iii) due to disability or death, he or his designated beneficiary or estate administrator, as applicable, is entitled to receive: (1) accrued salary and accrued but unused vacation through the termination date, (2) any earned but unpaid annual bonus for our completed fiscal year immediately preceding the termination date, pro-rated through the termination date, (3) a payment equal to twelve months of his then base salary, payable over the twelve-month period following the termination date, and (4) the continuation of life, accident and health insurance coverage in the same scope as covering Mr. Loshchinin and his family immediately prior to termination date, for eighteen months following the termination date. Additionally, the unvested portion of Mr. Loshchinin's RSU award (as described below) will immediately vest pro-rated based upon the portion of the period of restriction (as defined in the RSU agreement) that Mr. Loshchinin was employed prior to the date of termination, and all remaining unvested RSUs will be forfeited. Mr. Loshchinin also will be entitled to sell or otherwise transfer the shares underlying his vested RSUs upon expiration of 12 months from the termination date, notwithstanding the transfer restrictions contained in his Restricted Stock Unit Award Agreement, provided that Mr. Loshchinin complies with restrictive covenants described below.

        In addition, in the event of a change in control (as defined in the employment agreement), if Mr. Loshchinin resigns his employment within one year following such change in control with at least six months' prior written notice of such termination, Mr. Loschinin's resignation will be deemed a resignation for good reason and he will be entitled to the above described severance and related benefits. Additionally, the unvested portion of Mr. Loshchinin's RSU award under the RSU agreement (described below) will immediately vest pro-rated based upon the portion of the period of restriction (as defined in the RSU agreement) that Mr. Loshchinin was employed prior to the date of a change in control ("Pro-Rata Vesting"), and one-half of any RSUs not vested after application of the Pro-Rata Vesting provisions will also vest immediately prior to the date of a change in control. All remaining unvested RSUs will be forfeited, if our Board does not exercise its right to fully vest all of Mr. Loshchinin's RSUs in connection with a change of control, or the parties to a change in control do not assume or convert the RSUs into a substitute award for successor's stock on an economically equivalent basis.

        If we terminate Mr. Loshchinin's employment agreement for cause, which includes his material breach of the employment agreement, gross negligence or gross misconduct, conviction of, or pleading nolo contendere to, a crime involving moral turpitude or a felony, or willful failure to comply with any valid and legal direction of our board of directors, or if Mr. Loshchinin voluntarily terminates his employment agreement with us without good reason and not due to death or disability, which can be done by an immediately effective written notice delivered by the terminating party to the other party, then Mr. Loshchinin will only be entitled to receive his accrued base salary and to sell or otherwise transfer the shares underlying his vested RSUs upon expiration of 24 months from the termination date, notwithstanding the transfer restrictions contained in his RSU agreement, (described below) provided that Mr. Loshchinin complies with restrictive covenants described below. All of Mr. Loshchinin's unvested RSUs will be forfeited.

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

Restricted Stock Unit Award Agreement

        In December 2014, Mr. Loshchinin received RSUs in respect of 328,513 of our Class A ordinary shares with no par value pursuant to the Incentive Plan and a Restricted Stock Unit Award Agreement (the "RSU agreement"). See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock Option Plans—Luxoft Holding, Inc 2014 Incentive Compensation Plan." The RSUs vest annually in equal installments over a period of five years (each referred to as a period of restriction), commencing on August 12, 2015. In order to receive the shares underlying his vested RSUs, Mr. Loshchinin must deliver an exercise notice to us, specifying the number of our Class A ordinary shares he wishes to receive in settlement of such vested RSUs. As soon as practicable after receipt of such notice, we will deliver to Mr. Loshchinin the number of shares stated in the notice, in accordance with the Incentive Plan. The Restricted Stock Unit Award Agreement contains transfer restrictions with respect to shares underlying vested RSUs. In particular, Mr. Loshchinin agrees not to sell or otherwise transfer more than 25% of the shares underlying each vested annual portion of RSUs during the period ending August 12, 2019, subject to customary exceptions for estate planning purposes.

Mr. Loshchinin may additionally participate in the Incentive Plan and our other long-term incentive plans thereafter.

Performance Unit Agreement

        In November 2015, Mr. Loshchinin received performance-based RSUs ("Performance Units") in respect of up to 328,513 of our Class A ordinary shares with no par value pursuant to the Incentive Plan, as amended and restated, and a Performance Unit Agreement thereunder. The Performance Units are eligible to vest on August 31, 2019, subject to Mr. Loshchinin's continued service through such date (or upon an earlier termination of Mr. Loshchinin's employment by us without "cause" or by him for "good reason" (each as defined in his employment agreement, as described above) and the number of Performance Units which will vest on such date will be calculated based upon our achievement of a weighted average market cap of at least $2,000,000,000 for the six-month period prior to such date, with 100% of the Performance Units vesting in the event that our weighted average market cap for such period is at least $3,000,000,000 (and with ratable vesting of 70% of the Performance Units if our weighted average market cap is between $2,000,000,000 and $2,500,000,000 for such period, and the vesting of 70% of the Performance Units and ratable vesting of the remaining 30% of the Performance Units if our weighted average market cap is between $2,500,000,000 and $3,000,000,000 for such period). In the event of the occurrence of a "change in control" (as defined in the Incentive Plan) prior to such vesting date, if the parties do not agree to the assumption or substitution of this award, then the performance Units will be eligible to vest immediately prior to the consummation of such change in control, and the number of Performance Units which will vest on such date will be calculated ratably based upon our achievement of a weighted average market cap for the six-month period prior to such date above the base amount of $1,188,220,670, with 100% of our the Performance Units vesting in the event that our weighted average market cap for such period is at least $3,000,000,000 (subject to our discretion to increase the number of Performance Units that vest upon a change in control, based upon such factors as the investment multiples achieved in such transaction, Mr. Loshchinin's personal contributions to the economic results obtained for our shareholders, and/or in consideration for achievement of management retention objectives). The shares underlying the Performance Units shall be delivered to Mr. Loshchinin no later than 15 days following the applicable vesting date. The award of Performance Units to Mr. Loshchinin will not affect his eligibility for, participation in or benefits under the Incentive Plan or any other plan maintained by us or our affiliates.

C.  Board Practices

Corporate governance practices

        We are a foreign private issuer under SEC and NYSE rules and a "controlled company" under NYSE rules. While we voluntarily follow certain NYSE corporate governance rules that normally would not bind foreign private issuers, we take advantage of exemptions from other NYSE rules due to our status as a "controlled company."

        A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. We are a controlled company on the basis that IBS Group through its two wholly-owned subsidiaries has 80.9% of our voting power. As a "controlled company," we are not required to follow certain corporate governance rules of the NYSE. In particular, we are exempt from the requirement to maintain a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee's purpose and responsibilities and is subject to an annual performance evaluation, and from the requirement to maintain a majority independent board of directors.

        We have elected to follow the corporate governance rules of the NYSE applicable to controlled companies, with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of most of these NYSE requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements, including in the event we are no longer eligible for the "controlled company" exemption.

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

        Certain NYSE corporate governance requirements are not reflected in the BVI Act or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below-market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or, if such a committee is formed, that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. Accordingly, our shareholders may not be afforded the same protection as provided under the NYSE corporate governance rules.

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

Board committees

Audit committee

        Our audit committee (the "Audit Committee") consists of Mr. Kasher, Mr. Pickering and Ms. Dyson. Pursuant to SEC and NYSE corporate governance rules, we maintain an audit committee consisting of at least three independent directors. Our board of directors has determined that Mr. Pickering, Mr. Kasher and Ms. Dyson are "independent" as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and the independence requirements under the NYSE corporate governance rules.

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

Compensation committee

        Our compensation committee (the "Compensation Committee") consists of Messrs. Kasher, Karachinskiy and Granovsky, and Ms. Yukhadi. Mr. Kasher serves as the Chairman of the compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee which include:

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

        Under the BVI Act, the board of directors has the responsibility and has all the powers necessary for managing, directing or supervising our business and affairs, including, but not limited to, the following:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of the Company.

Stock option plan

        During the financial year ended March 31, 2015, the Company launched a share-based remuneration plan, "The Luxoft Holding, Inc Amended and Restated 2014 Incentive Compensation Plan" (the "Incentive Plan"), for management of the Luxoft group of companies. The Incentive Plan consists of remuneration programs for the CEO, the top management of the Company and other employees and consultants ("participants"). A total of 2,300,000 Class A common shares, with no par value, of the Company were initially authorized for issuance under the Incentive Plan. The shares that may be issued under the Incentive Plan may be authorized and unissued shares, shares held in treasury or shares purchased on the open market or by private purchase.

        On November 10, 2015, the share pool available for the Incentive Plan was increased to 2,452,000 Class A common shares, with no par value. Additionally, on that date, the Company's Board of Directors approved further annual allocation of Class A common shares to the Incentive Plan. The resulting pool of shares available for issuance under the Plan will be not more than the lesser of 2% of the total Company's outstanding number of shares and 1,000,000 shares.

        All awards, except for RSUs and performance-based RSUs granted to our CEO as described above (See "Item 6. Directors, Senior Management and Employees—B. Compensation—Agreements with our Chief Executive Officer—Restricted Stock Unit Award Agreement;—Performance Unit Agreement"), vest in instalments over four years, commencing on January 1, 2016. The number of shares that can be received by participants pursuant to PSAs and SARs depends on certain market-related conditions.

        On August 12, 2014, our Board of Directors adopted a share-based remuneration plan ("Top bonus") for certain members of our management. In accordance with the terms of the Top bonus, the Company granted 164,257 RSUs which entitle the holders to receive a fixed number of Class A shares, allocated for issuance under this plan, at no cost subject to continued service conditions. The RSUs are subject to service conditions and are vesting in annual increments on March 31 over a five-year period starting March 31, 2015.

        As of March 31, 2016, 1,279,883 RSUs, 1,038,409 PSAs and 314,217 SARs were outstanding under the Plan, including Top bonus. See also "Part III. ITEM 17. Financial Statements—Note 17 Share-Based Compensation."

        A stock option is the right to purchase a specified number of shares at any time during a specified future period at a specified option price and subject to the other terms and conditions specified in the option agreement and the Incentive Plan. Any stock options granted under the Incentive Plan may be either "incentive stock options," which may be eligible for special tax treatment under the U.S. Internal Revenue Code, or options other than incentive stock options (referred to as "non-qualified stock options"), as determined by our compensation committee and stated in the option agreement. The option price of each option granted under the Incentive Plan must be equal to or greater than the fair market value of a share on the option grant date, with certain limited exceptions for options that may be granted in exchange for other outstanding awards in connection with a corporate transaction. The exercise price of any stock options granted under the Incentive Plan may be paid in cash, by withholding of shares otherwise deliverable upon exercise, a cashless broker-assisted exercise that complies with law, a net exercise where the exercise price is satisfied by our withholding shares of equal value otherwise deliverable to the option holder upon exercise or any other method permitted by law and approved by the compensation committee. Options expire at such time as determined by the compensation committee as of the grant date and set forth in the award agreement, provided, however, that incentive stock options that are not exercised within ten years from the grant date expire, unless otherwise determined by our board of directors or the compensation committee, as applicable. In the event of termination of employment or services, any stock option will cease to become exercisable, provided, however, that the compensation committee may determine that a stock option may be exercised following any such termination of service as set forth in the Incentive Plan. We do not expect to grant stock options under the Incentive Plan.

        SARs may be granted under the Incentive Plan alone or together with specific stock options granted under the Incentive Plan. SARs are awards that, upon their exercise, give a participant the right to receive from our company an amount equal to (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the fair market value of a share on the exercise date over the grant price of the SAR. The grant price of each SAR granted under the Incentive Plan is equal to or greater than the fair market value of a share on the SAR's grant date, with certain limited exceptions for SARs that may be granted under the Incentive Plan in exchange for other outstanding awards in connection with a corporate transaction. As a general matter, a SAR may be settled in cash, shares or a combination of cash and shares, as determined by the compensation committee; however, it is our present intention that any SARs granted under the Incentive Plan may only be settled in shares. If an option and a SAR are granted in tandem, the option and the SAR may become exercisable and will terminate at the same time, but the holder may exercise only the option or the SAR, but not both, for a given number of shares.

        Restricted stock awards are shares that are awarded to a participant subject to the satisfaction of terms and conditions established by the compensation committee. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, transferred, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units are denominated in units of shares, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant is generally entitled to receive shares, a cash payment based on the value of the shares or a combination of shares and cash; however, it is our present intention that any restricted stock units granted under the Incentive Plan may only be settled in shares.

        Other stock-based awards are share-based or share-related awards generally payable in shares or cash on terms and conditions set by the compensation committee and may include a grant or sale of unrestricted shares. It is our present intention that any other stock-based awards granted under the Incentive Plan, including performance share awards, may only be settled in shares. The compensation committee may provide for the payment of dividend equivalents with respect to shares subject to an award, such as restricted stock units, that have not actually been issued under that award. A cash-based award entitles a participant to receive a payment in cash upon the attainment of applicable performance goals, and/or satisfaction of other terms and conditions, determined by the compensation committee. We do not expect to grant cash-based awards under the Incentive Plan.

        Our compensation committee administers the Incentive Plan. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the Incentive Plan. The compensation committee will select eligible employees, directors and/or consultants of us and our subsidiaries or affiliates to receive awards under the Incentive Plan and will determine the sizes and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards.

        Holders of options, SARs, unvested restricted stock and other awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the compensation committee determines to allow transfer of an award for customary estate planning purposes.

        A change in control of our Company (as defined in the Incentive Plan) will have no effect on outstanding awards under the Incentive Plan that our board of directors or the compensation committee determines will be honored or assumed or replaced with new rights by a new employer so long as any such alternative award is substantially equivalent to the outstanding award and has certain terms that appropriately protect the holder of the award, as determined under criteria set forth in the Incentive Plan. These criteria require (among other things) that if the holder's employment with the new employer terminates under any circumstances, other than due to termination for cause or resignation without good reason, within two years following the change in control (or prior to a change in control, but following the date on which we agree in principle to enter into that change in control transaction), the holder's assumed or alternative awards will become fully vested and exercisable. If our board of directors or the compensation committee does not make this determination with respect to any outstanding awards, then (a) the awards will fully vest and, if applicable, become fully exercisable and will be settled in cash and/or publicly traded securities of the new employer, generally based on the fair market value of our shares on the change in control date, in the case of options or SARs, reduced by the option price or grant price of the option or SAR, or the price per share offered for our share in the change in control transaction, or, in some cases, the highest fair market value of our share during the 30 trading days preceding the change in control date, in the case of restricted stock, restricted stock units and any other awards denominated in shares, (b) the target performance goals applicable to any outstanding awards will be deemed to be fully attained, unless actual performance exceeds the target, in which case actual performance will be used, for the entire performance period then outstanding; and (c) our board of directors or the compensation committee may otherwise adjust or settle outstanding awards as it deems appropriate, consistent with the plan's purposes.

        In the event of a change in our capital structure, a corporate transaction or any unusual or non-recurring event (including a change in control), the compensation committee may in its discretion make adjustments that it deems equitable to the Incentive Plan and outstanding awards, such as adjusting the securities available under the Incentive Plan and outstanding awards, the option or other prices of securities subject to outstanding awards and other terms of outstanding awards, cancellation of outstanding awards in exchange for payments of cash and/or property or substitution of stock of another company for our shares subject to outstanding awards.

        Subject to particular limitations specified in the Incentive Plan, our board of directors may amend or terminate the Incentive Plan, and the compensation committee may amend awards outstanding under the Incentive Plan. The Incentive Plan will continue in effect until all shares available under the Incentive Plan are delivered and all restrictions on those shares have lapsed, unless the Incentive Plan is terminated earlier by the board of directors. No awards may be granted under the Incentive Plan on or after the tenth anniversary of the effective date of the Incentive Plan.

Indemnification

        British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to indemnify for liability relating to civil fraud or criminal offenses. Our articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal, and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful. See "ITEM 10. Additional Information—B. Memorandum and Articles of Association."

D.  Employees

        As of March 31, 2016, we had 11,087 employees worldwide. The geographical breakdown of our personnel is as follows:

	Fiscal years ended March 31,
	2016	2015	2014
Location
Russia	2,633	2,364	2,313
Ukraine	3,399	3,603	3,589
Romania	1,674	1,261	834
Poland	1,921	948	394
United States	409	282	137
United Kingdom	379	299	96
Other locations	672	427	156

Total	11,087	9,184	7,519

        The breakdown of our personnel by department is as follows:

	Fiscal years ended March 31,
	2016	2015	2014
Department
Engineering and development(1)	9,301	7,850	6,366
Human resources, sales and marketing(2)	612	494	376
Administration	1136	809	754
Executive management	38	31	23

Total	11,087	9,184	7,519

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

E.  Share Ownership

        For information regarding the share ownership of our directors and executive officers, please refer to "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock Option Plans" and "ITEM 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of July 15, 2016 by:

  •
  each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

  •
  each of our directors and executive officers individually; and

  •
  all of our directors and executive officers as a group.

        The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of July 15, 2016, to be outstanding and to be beneficially owned by the person holding the options, warrants or other exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 33,207,367 ordinary shares outstanding as of July 15, 2016, comprising 21,271,345 Class A shares and 11,936,022 Class B shares. Holders of our Class A and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to ten votes per Class B ordinary share. Furthermore, one Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. See "ITEM 10. Additional Information—B. Memorandum and Articles of Association—Voting rights." Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder's address is c/o Luxoft Holding, Inc, Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands.

        For a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates during the periods under review, see "—B. Related Party Transactions."

	Shares Beneficially Owned
	Class A		Class B
					% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares(7)%
Principal Shareholders:
Awosting Ltd.(1)	8,982,829	27.5	8,587,100	71.9	61.3
Codeffroy Ltd.(1)	2,892,748	8.9	2,730,482	22.9	19.5
JPMorgan Chase & Co.(2)	1,538,927	7.3	—	—	1.1
BlackRock, Inc.(3)	2,022,755	9.5	—	—	1.4
Wasatch Advisors, Inc.(4)	1,116,008	5.3	—	—	*
Executive Officers and Directors
Anatoly Karachinskiy	—	—	—	—	—
Przemyslaw Berendt	1,603	*	—	—	*
Marc Kasher	—	—	—	—	—
Sergey Matsotsky	—	—	—	—	—
Mikhail Friedland(6)	11,075	*	—	—	*
Glen Granovsky	56,425	*	—	—	*
Yuri Elkin	6,922	*	—	—	*
Dmitry Loshchinin(5)	912,648	3.5	618,440	5.2	4.4
Elena Goryunova	19,234	*	—	—	*
Anders Brown	—	—	—	—	—
Lincoln Popp	—	—	—	—	—
Doru Mardare	7,379	*	—	—	*
Georg Doll	—	—	—	—	—
Sergey Kuznetsov	13,000	*	—	—	*
Roman Trachtenberg	4,122	*	—	—	*
Roman Yakushkin	2,052	*	—	—	*
Thomas Pickering	—	—	—	—	—
Esther Dyson	90,175	*	—	—	*
Yulia Yukhadi	71,250	*	—	—	*

All executive officers and directors as a group (15 persons)	1,195,885	5.4	618,440	5.2	4.4

*
Less than 1%.

(1)
Based on a Schedule 13G/A jointly filed on February 4, 2016 by IBS Group Holding Limited ("IBS Group"), Awosting Ltd. ("Awosting") and Codeffroy Ltd. ("Codeffroy"), IBS Group has shared voting power and shared dispositive power over 11,317,582 of our Class B ordinary shares and 557,995 of our Class A ordinary shares. IBS Group holds these shares indirectly through Awosting and Codeffroy, its wholly owned subsidiaries. Awosting has shared voting power and shared dispositive power over 8,587,100 Class B ordinary shares and 395,729 Class A ordinary shares. Codeffroy has shared voting power and shared dispositive power over 2,730,482 Class B ordinary shares and 162,266 Class A ordinary shares. All Class B ordinary shares (which are convertible into Class A ordinary shares) held by each shareholder were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by it and (ii) calculating the percentages of Class A ordinary shares owned by it. Based on information provided to the Company by IBS Group, in June 2015 IBS Group effected a restructuring, whereby it formed two wholly owned subsidiaries, Awosting and Codeffroy, and transferred to such subsidiaries all our Class A and Class B ordinary shares previously held of record by IBS Group. IBS Group is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. Croyton Limited has sole voting and dispositive power over the shares. The address for IBS Group, Awosting and Codeffroy is c/o IBS Group Holding Limited, 11 Hope Street, Douglas, Isle of Man, IM1 1AQ.

(2)
Based on a Schedule 13G/A filed on January 19, 2016, JPMorgan Chase & Co. ("JPMorgan") holds sole voting power over 1,376,110 Class A ordinary shares, shared voting power over 177 Class A ordinary shares and sole dispositive power over 1,538,927 Class A ordinary shares. JPMorgan reported its securities holdings in the Company on behalf of itself and its wholly owned subsidiaries J.P. Morgan Investment Management, Inc., JPMorgan Chase Bank, National Association, and JPMorgan Asset Management (UK) Limited. The address of JPMorgan is 270 Park Avenue, New York NY 10017.

(3)
Based on a Schedule 13G/A filed on May 10, 2016, Blackrock, Inc. ("Blackrock") holds sole voting power over 1,971,328 Class A ordinary shares and sole dispositive power over 2,022,755 Class A ordinary shares. The address of BlackRock is 55 East 52nd Street, New York NY 10022.

(4)
Based on a Schedule 13G filed on February 16, 2016, Wasatch Advisors, Inc. ("Wasatch") holds sole voting power and sole dispositive power over 1,116,008 Class A ordinary shares. The address of Wasatch is 505 Wakara Way, Salt Lake City, UT 84108.

(5)
All Class B ordinary shares (which are convertible into Class A ordinary shares) held by Mr. Loshchinin were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by him and (ii) calculating the percentages of Class A ordinary shares owned by him. Based on information provided by Mr. Loshchinin to the Company, Mr. Loshchinin holds sole voting and dispositive power over 162,804 Class A ordinary shares and 618,440 Class B ordinary shares. Mr. Loshchinin also holds 65,702 restricted stock units vested on August 12, 2015 and 65,702 restricted stock units that vest on August 12, 2016. The receipt of the underlying Class A shares is subject to Mr. Loshchinin's submission of an exercise notice to us. Mr. Loshchinin's address is c/o Luxoft Global Operations GmbH, Gubelstrasse 24, 6300 Zug, Switzerland.

(6)
Includes 8,141 Class A shares authorized for issuance by the board of directors but not yet issued as of July 15, 2016.

Significant Changes

        Prior to our June 2013 IPO, IBS Group owned 2,512,291, or 80.5%, of our Class A ordinary shares and 23,153,965, or 84.3%, of our Class B ordinary shares. Following its sale of shares in the IPO, IBS Group owned 466,256, or 9.0%, of our Class A ordinary shares, while its Class B ordinary share holdings remained the same. Pursuant to an internal reorganization which took effect in November 2014, IBS Group transferred to its public shareholders 8,003,828 Luxoft Class B ordinary shares, which converted into Luxoft Class A ordinary shares, decreasing IBS Group's ownership in the share capital of Luxoft from approximately 68.6% to approximately 44.2%. In June 2015, IBS effected a restructuring, as a result of which its two wholly-owned subsidiaries, Awosting and Codeffroy, became record holders of the shares formerly held by IBS Group. IBS Group through these two subsidiaries remains our controlling shareholder because of its holdings of our Class B ordinary shares.

        Prior to a November 2013 public offering of our shares, Rus Lux Limited owned 2,800,000, or 10.4%, of our Class B ordinary shares. Rus Lux Limited sold all of its Class B ordinary shares in the public offering.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of July 15, 2016, there were three registered holders of our Class A ordinary shares in the United States, representing 99.3% of our outstanding Class A ordinary shares. Additionally, as of that date, none of our Class B ordinary shares were held in the United States. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company. The number and the U.S. residence of record holders may not be representative of the number of beneficial owners or where the beneficial owners have residence because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

B.  Related Party Transactions

Relationship with IBS Group

        Our principal shareholders are Awosting and Codeffroy, two wholly-owned subsidiaries of IBS Group. IBS Group's business consists of two primary segments: IT services and software development. Luxoft's business comprises IBS Group's entire software development segment. As described in more detail below, historically, IBS Group's business segments have been operated on a substantially independent basis, with the exception of certain financing arrangements and limited service agreements, equipment purchases and leasing arrangements. We continue to provide to and purchase from IBS Group certain services on a limited basis in the ordinary course of our business on terms similar to those in arm's-length transactions, but do not plan to obtain financing from IBS Group as we have in the past. As of July 15, 2016, IBS Group beneficially owned through its two wholly-owned subsidiaries 36.4% of our Class A ordinary shares, 94.8% of our Class B ordinary shares and 80.9% of our total voting power.

Guarantees and suretyships

        During the years ended March 31, 2015 and 2016, we have acted as surety to IBS Group in order to secure performance by the group's affiliates of their respective obligations under various loan agreements and agreements with third-party lenders related to documentary operations. All suretyship agreements were terminated by March 28, 2016.

Sublicensing agreement

        In April 2012, we entered into a sub-licensing agreement with an IBS Group affiliate. Under this sub-licensing agreement the IBS Group affiliate undertook to grant to us a non-exclusive right to use certain licensed Microsoft software for an aggregate fee of $1.4 million payable in three portions. The rights were granted in three stages upon payment of the relevant portion of the fee to IBS Group affiliate. The agreement expired in March 2015. As of March 31, 2015, the balance payable of $0.03 million was due from the Group under this agreement, it was settled during the year ended March 31, 2016.

Contracts for the provision of services

        We have previously entered into, and continue to enter into, a number of agreements with IBS Group affiliates for the provision to IBS Group affiliates of software development services, recruitment services, consulting services and services related to staffing and creating dedicated delivery centers. The majority of these agreements are framework agreements entered into for an indefinite term or for a term ranging from one to three years, such as our recruiting services agreements which have one-year automatically renewable terms (unless either party terminates by an advance notice). Our framework agreements do not contain exclusivity provisions or minimum purchase requirements or service commitments. The services agreements include customary limitations on liability and indemnification provisions, and are subject to customary termination provisions. Each project under these framework agreements is governed by an individual statement of work. In the aggregate, our sales of services to IBS Group affiliates amounted to $5.6 million, $3.6 million and $4.3 million for the years ended March 31, 2016, 2015 and 2014.

Contracts for the purchase of services

        In addition to providing services to IBS Group, we have previously entered into, and continue to enter into, numerous written agreements and arrangements with IBS Group affiliates through which we purchase IT and telecom services, management services, marketing services and consulting services from the affiliates of IBS Group. The agreements have a term of one year, which automatically renews unless either party terminates. The agreements also contain customary termination provisions, but lack exclusivity provisions and minimum purchase requirements and service commitments. The agreements include customary limitations on liability and indemnification provisions. In the aggregate, our purchases of services from IBS Group affiliates amounted to $0.2 million for the year ended March 31, 2016.

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

        During the year ended March 31, 2016, our total expenses in connection with the purchase of software, computers, related components and other equipment, excluding software licenses, amounted to $0.7 million.

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

Other related party transactions

        On June 5, 2015, LGO and Area 52 Property AG, a company controlled by our Chief Executive Officer and Chief Financial Officer, entered into a lease agreement for an office space of 388 square meters located at the 21st floor of the building in Zug, Switzerland where our operating headquarters are situated at a different floor. The lease term is from January 1, 2016 through December 31, 2020. The base rent is $0.3 million per annum and is subject to annual increases based on index of consumer prices not to exceed 2%. We entered into the foregoing leases as part of our efforts to expand our operating headquarters. The agreements were negotiated at arm's length and were approved by the Company's audit committee.

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

B.  Significant Changes

        No significant changes have occurred since March 31, 2016, except as otherwise disclosed in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.  Offer and Listing Details

        Our Class A ordinary shares have been trading on the NYSE since June 26, 2013 under the symbol "LXFT." Prior to that time, there was no public market for our Class A ordinary shares. The following table sets forth for the periods indicated the high and low prices per Class A ordinary share as reported by the NYSE:

	NYSE
	High	Low
	(price per Class A ordinary share)
Annual
Fiscal year ended March 31, 2016	80.64	46.85
Fiscal year ended March 31, 2015	55.52	24.09
Fiscal year ended March 31, 2014 (beginning on June 26, 2013)	43.56	18.55

	NYSE
	High	Low
	(price per Class A ordinary share)
Quarterly
First quarter ended June 30, 2016	66.18	51.30
Fourth quarter ended March 31, 2016	77.28	46.85
Third quarter ended December 31, 2015	80.64	61.66
Second quarter ended September 30, 2015	68.85	49.80
First quarter ended June 30, 2015	60.33	49.00
Fourth quarter ended March 31, 2015	55.52	36.94
Third quarter ended December 31, 2014	43.57	33.43
Second quarter ended September 30, 2014	38.95	30.32
First quarter ended June 30, 2014	38.29	24.09

	NYSE
	High	Low
	(price per Class A ordinary share)
Most Recent Six Months
June 2016	65.76	51.30
May 2016	66.18	55.60
April 2016	60.61	51.77
March 2016	56.51	50.65
February 2016	77.28	46.85
January 2016	76.98	63.32

        The closing price of our Class A ordinary shares as of July 15, 2016 was $53.00.

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

        As of June 30, 2016, pursuant to our Amended and Restated Memorandum and Articles of Association, we are authorized to issue a maximum of 80,000,000 ordinary shares of no par value of which 33,178,641 shares are issued and outstanding.

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

Shareholder Rights

Voting rights of shareholders

        In line with British Virgin Islands law, the voting rights of shareholders are governed by the Company's Amended and Restated Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The Amended and Restated Memorandum and Articles of Association governs matters such as the quorum for the transacting business, the rights of shareholders and the voting standards required to approve any action or resolution at a meeting of the shareholders.

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

Conversion of shares

        Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. In addition, each Class B ordinary share converts automatically into one Class A ordinary share upon the earlier of (i) any date specified by the affirmative vote or written consent of the holders of two-thirds or more of the outstanding Class B ordinary shares, (ii) the death or disability of a holder of such Class B ordinary share, (iii) a change of control transaction (as described in the Amended and Restated Memorandum and Articles of Association) with respect to a holder of such Class B ordinary share, (iv) any transfer, whether or not for value, except for certain transfers described in our Amended Restated Memorandum and Articles of Association, including, without limitation, transfers to certain affiliates and for tax and estate planning purposes, so long as the transferring holder of Class B ordinary shares continues to hold exclusive voting and dispositive power with respect to the shares transferred, (v) the first trading day after the earliest date on which the number of outstanding Class B ordinary shares represents less than 10% of the aggregate combined number of outstanding Class A and Class B ordinary shares or (vi) June 7, 2020 (the seventh anniversary of the adoption of the Amended and Restated Memorandum and Articles of Association).

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

        Despite the forfeiture rules set forth in our Amended and Restated Memorandum and Articles of Association, these rules do not apply to our Class A and Class B shares, because they are of no par value.

Dividends

        Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we would satisfy the "solvency test." A British Virgin Islands company will satisfy the solvency test if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company's failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

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

        Our shareholders may, pursuant to our Amended and Restated Memorandum and Articles of Association, at any time remove any director before the expiration of his or her period of office for cause, and may, pursuant to our Amended and Restated Memorandum and Articles of Association, elect another person in his or her stead. Subject to our Amended and Restated Memorandum and Articles of Association, the directors have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy, as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our Amended and Restated Memorandum and Articles of Association (if any).

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

Changes in authorized shares

        We are authorized to issue 50,000,000 Class A ordinary shares and 30,000,000 Class B ordinary shares, which are subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. We may by resolution:

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

Inspection of books and records

        Under British Virgin Islands law, holders of our ordinary shares are entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a) Amended and Restated Memorandum and Articles of Association; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders to which the inspecting shareholder belongs.

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

Differences in corporate law

        We were incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the Amended and Restated Memorandum and Articles of Association that provides shareholders with rights that do not vary in any material respect from those under the Delaware Corporate Law.

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

Duties of directors

        British Virgin Islands law provides that each director of a company in exercising his or her powers or performing his or her duties must act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director must exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. British Virgin Islands law requires that a director exercise his powers for a proper purpose and not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the Amended and Restated Memorandum and Articles of Association.

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

Voting rights and quorum requirements

        Under British Virgin Islands law, the voting rights of shareholders are regulated by the company's Amended Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The Amended and Restated Memorandum and Articles of Association governs matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the Amended and Restated Memorandum and Articles of Association otherwise provides, the requisite majority is usually a simple majority of votes cast.

Mergers and similar arrangements

        Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of two- thirds or more of the votes of the shares entitled to vote thereon which were present at the meeting and voted, or a resolution consented to in writing by the same number of the votes of the Shares entitled to vote thereon.

        Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the Amended and Restated Memorandum and Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

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

Staggered board of directors

        The BVI Act does not contain statutory provisions that require staggered board arrangements for a British Virgin Islands company and our Amended and Restated Memorandum and Articles of Association does not provide for a staggered board.

C.  Material Contracts

        The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the filing of this annual report:

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

        Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location
Amended and Restated Global Framework Agreement with UBS AG	"ITEM 3. Key Information—D. Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients, and any significant loss of business from these clients or failure by such clients to pay for our services would materially adversely affect our results of operations"
Outsourcing Master Service Agreement with Deutsche Bank	"ITEM 4. Information About Luxoft—B. Business Overview—Clients"
Credit Agreement with Amsterdam Trade Bank, N.V. and amendments thereto	"ITEM 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit facilities"
Luxoft Holding, Inc Stock Plan	"ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock option plans—U.S. stock option plan"
SOP I	"ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock option plans—SOP I and SOP II"
SOP II	"ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock option plan—SOP I and SOP II"
Luxoft Holding, Inc 2014 Incentive Compensation Plan	"ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock option plan—Luxoft Holding, Inc. 2014 Incentive Compensation Plan"
Registration rights agreement	"ITEM 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with IBS—Registration rights agreement"

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

        The company, and all distributions, interest and other amounts paid by the company to persons who are not tax residents in the British Virgin Islands are exempt from any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

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

United States federal income taxation

        The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of Class A ordinary shares as of the date hereof. This discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. This summary applies only to U.S. Holders that hold Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

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

  •
  U.S. Holders liable for the alternative minimum tax or the Medicare tax on net investment income;

  •
  tax-exempt organizations or entities;

  •
  U.S. Holders that received the Class A ordinary shares as compensation for the performance of services;

  •
  U.S. Holders holding Class A ordinary shares that own or are deemed to own 10% or more of the voting shares of the Company; or

  •
  former citizens and residents of the United States subject to tax as expatriates.

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

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

        This discussion assumes that the Company is not, and will not become, a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. See "ITEM 10. Additional Information—E. Taxation—Passive foreign investment company considerations" below. Further, this summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of owning, and disposing of Class A ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of distributions

        Distributions paid on Class A ordinary shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to Class A ordinary shares generally will be taxable as ordinary income at the time of receipt. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing a U.S. Holder's adjusted tax basis in Class A ordinary shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held the Class A ordinary shares for more than one year at the time such distribution is received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends. Distributions of additional Class A ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

        With respect to non-corporate U.S. Holders, dividends received may be subject to reduced rates of taxation provided that our Class A ordinary shares are readily tradable on a qualifying U.S. securities market and that (i) such U.S. Holder holds such Class A ordinary shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. Our Class A ordinary shares currently trade on the NYSE, which is currently treated as a qualifying U.S. securities market. However, there is no assurance that our Class A ordinary shares will remain "readily tradable" and, additionally, such reduced rate will not apply if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year (see "ITEM 10. Additional Information—E. Taxation—Passive foreign investment company considerations" below).

        Dividends received on the Class A ordinary shares will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Sale or other taxable disposition of shares

        For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held such Class A ordinary shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

        The amount of the gain or loss realized will be equal to the difference between a U.S. Holder's adjusted tax basis in the Class A ordinary shares disposed of and the amount realized on the sale or other taxable disposition. A U.S. Holder's initial tax basis in its Class A ordinary shares generally will be the amount paid for the Class A ordinary shares. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes.

Passive foreign investment company considerations

        The Company will be classified as a PFIC in any taxable year in which, either:

  •
  at least 75% of its gross income is passive income; or

  •
  at least 50% of the average quarterly value of its total gross assets (which may be determined, in part, by the market value of its Class A ordinary shares, which is subject to change) is attributable to assets that produce passive income or are held for the production of passive income.

        Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. Under the PFIC rules, if we were considered a PFIC at any time a U.S. Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder's investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a "deemed sale" election under the PFIC rules.

        Based on our financial statements, relevant market data and the projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for the taxable year ended March 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year until after the close of the year. In addition, because the market price of our Class A ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any future taxable year.

        If, however, we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A ordinary shares would be allocated ratably over the U.S. Holder's holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on Class A ordinary shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class A ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections if, contrary to our expectation, we are classified as a PFIC. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. U.S. Holders should consult their tax advisers concerning their annual filing requirements if the Company were to become a PFIC.

        If we are classified as a PFIC, the PFIC tax consequences described in the previous paragraph would also apply to distributions and gains deemed to be received by U.S. Holders in respect of any of our subsidiaries that are also classified as PFICs.

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

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Foreign asset reporting

        Certain non-corporate U.S. Holders are required to report information relating to ownership of our Class A ordinary shares in excess of certain thresholds, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Class A ordinary shares.

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

        However, an individual shareholder who ceases to be resident in the UK for UK tax purposes for a period of five years or less (or, for departures before April 6, 2013, ceases to be resident or ordinarily resident or becomes treaty non-resident for a period of less than five tax years) and who disposes of Class A ordinary shares during that period may be liable upon his or her return to the UK to UK taxation on any capital gain realized (or upon ceasing to be regarded as resident outside the UK for the purposes of double taxation relief), subject to the application of any available relief.

        A corporate holder of a Class A ordinary share who is non-UK resident for UK tax purposes will not be liable for UK corporation tax on a capital gain realized on the disposal of a Class A ordinary share unless it carries on a trade in the UK through a permanent establishment to which the Class A ordinary share is attributable. In these circumstances, a disposal of a Class A ordinary share by such holder may give rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax, subject to the application of any available belief.

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

F.  Dividends and Paying Agents

        Not applicable.

G.  Statement by Experts

        Not applicable.

H.  Documents on Display

        We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing annual, quarterly and current reports and other information with the SEC, which you can access using the means described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited quarterly financial information within 90 days after the end of each quarter.

        You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Reports and other information regarding issuers that file electronically with the SEC, including our filings with the SEC, are also available to the public through the SEC's website at http://www.sec.gov.

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

Foreign currency risk

        We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2016, 57.5% of our sales were denominated in U.S. dollars and 26.8% were denominated in euros. On the cost side, however, in the year ended March 31, 2016, 13.8% of our expenses (excluding currency losses and changes in deferred tax) were denominated in Russian rubles and 12.4% in Polish Zloty. As a result, weakening of euro against U.S. Dollar and strengthening of the Russian ruble relative to the U.S. dollar present the most significant risks to us. Fluctuations in currency exchange rates may impact our business significantly.

        Based on our results in the year ended March 31, 2016, a 1.0% increase (decrease) in the value of euro against the U.S. dollar would have increased (decreased) our sales by $1.7 million. Based on our results in the year ended March 31, 2016, a 1.0% increase (decrease) in the value of the Russian ruble against the U.S. dollar would have decreased (increased) our cost of services and operating expenses by $0.8 million.

        We manage our foreign currency risk primarily through short-term forward contracts in order to reduce our exposure to volatility in the currency markets. During the year ended March 31, 2016, we engaged in forward sales contracts to hedge the euro against the U.S. dollar. Typically, our outstanding instruments have maturities from one to six months, with the longest maturity not exceeding 12 months. We have obtained credit limits from our counterparty banks and therefore are not required to maintain deposits on margin accounts in case of adverse market movements.

        Currency forward contracts concluded before January 2016 were not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). Therefore, we have been incurring financial loss or income as a result of these derivatives. Currency forward contracts concluded starting January 2016 were designated as cash flow hedges and qualified for hedge accounting under ASC 815. Changes in the intrinsic value of such contracts are accounted in accumulated other comprehensive loss in our consolidated condensed balance sheet, until the forecasted transaction occurs. As of March 31, 2016, we had $2.5 million payable for our hedging positions. See also note 9 included in our accompanying audited consolidated financial statements.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On June 25, 2013, the SEC declared effective our Registration Statement on Form F-1 (File No. 333 188765), filed in connection with our IPO. Pursuant to the Registration Statement, we issued and sold 2,046,035 ordinary shares at a price $17.00 per share. As of March 31, 2016, we had used all of the net proceeds from our IPO. Except as described above, there has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus, dated June 26, 2013, relating to our Registration Statement on Form F-1.

ITEM 15.    CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures.    Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2016. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2016, our disclosure controls and procedures were effective.

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

  Management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report. In making this assessment, we used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we determined that, as of the end of the period covered by this annual report, our internal control over financial reporting was effective.

  Our independent registered public accounting firm, Ernst & Young LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2016, which appears below.

(c)
Attestation Report of the Registered Public Accounting Firm.

  Report of Independent Registered Public Accounting Firm

  The Board of Directors and Shareholders of
  Luxoft Holding, Inc

  We have audited Luxoft Holding, Inc and subsidiaries' internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Luxoft Holding, Inc's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

  A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  In our opinion, Luxoft Holding, Inc and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the COSO criteria.

  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Luxoft Holding, Inc as of March 31, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2016 and our report dated July 29, 2016 expressed an unqualified opinion thereon.

  Ernst & Young, LLC

  /s/ Ernst & Young LLC

  Moscow, Russia

  July 29, 2016

  A member firm of Ernst & Young Global Limited.

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

ITEM 16B:    Code of Ethics

        Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees (subject to local laws and regulations), including our CEO, CFO, controller or principal accounting officer, or other persons performing similar functions, part of which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics can be found on our website at www.luxoft.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a report on a Form 6-K. We granted no waivers under and have made no amendments to our Code of Ethics during the fiscal year ended March 31, 2016.

ITEM 16C:    Principal Accountant Fees and Services

Fees paid to the auditors

        The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Fiscal years ended March 31,
	2016	2015
	(in thousands of U.S. dollars)
Audit Fees(1)	$845	$509
Audit-Related Fees(2)	55	41
Tax Fees(3)	16	28
All Other Fees(4)	—	—

Total	$916	$578

(1)
"Audit Fees" include fees for services performed by our independent public accounting firm in connection with our annual audit for the years ended March 31, 2016 and 2015, certain procedures regarding our quarterly financial results submitted on Form 6-K for the fiscal year ended March 31, 2016, the filing of our annual reports on Form 20-F, and consultation concerning financial accounting and reporting standards.

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

        None.

ITEM 16E:    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

ITEM 16F:    Change in Registrant's Certifying Accountant

        None.

ITEM 16G:    Corporate Governance

        As a foreign private issuer, we are permitted under the NYSE rules to follow home country corporate governance practices instead of the NYSE requirements, except that we must maintain an audit committee of the board of directors that meets the requirements of Exchange Act Rule 10A-3 and disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.

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

        Certain corporate governance requirements of U.S. domestic companies under NYSE listing standards are not reflected in the BVI Act or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below-market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Corporate governance practices."

ITEM 16H:    Mine Safety Disclosure

        Not applicable.

 PART III

ITEM 17:    Financial Statements

        Not applicable.

ITEM 18:    Financial Statements

        See Financial Statements included at the end of this annual report.

ITEM 19:    Exhibits

        See Index of Exhibits at the end of this annual report, which is incorporated herein by reference.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOFT HOLDING, INC
By:	/s/ DMITRY LOSHCHININ
	Name:	Dmitry Loshchinin
	Title:	Chief Executive Officer and President

Dated: July 29, 2016

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Amended and Restated Memorandum of Association and Articles of Association of Luxoft Holding, Inc., incorporated by reference to Registration Statement on Form F-1/A, filed on June 12, 2013 (File No. 333- 188765)
2.1	Form of Registration Rights Agreement, incorporated by reference to Registration Statement on Form F-1/A, filed on June 12, 2013 (File No. 333-188765)
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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Luxoft Holding, Inc
Consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Luxoft Holding, Inc

We have audited the accompanying consolidated balance sheets of Luxoft Holding, Inc. as of March 31, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxoft Holding, Inc at March 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2016 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Luxoft Holding, Inc's internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

July 29, 2016

A member firm of Ernst & Young Global Limited

Luxoft Holding, Inc

Consolidated balance sheets

(in thousands of U.S. dollars, except share amounts)

	As of March 31, 2016	As of March 31, 2015
Assets
Current assets
Cash and cash equivalents	$108,545	$45,593
Trade accounts receivable, net of allowance for doubtful accounts of $79 at March 31, 2016 and $1,299 at March 31, 2015	131,204	102,269
Unbilled revenue	16,081	34,269
Work-in-progress	1,595	1,449
Due from related parties (Note 12)	2,180	1,121
VAT and other taxes receivable	1,814	2,403
Deferred tax assets (Note 14)	1,595	1,864
Advances issued	2,413	3,467
Other current assets	3,333	2,685

Total current assets	268,760	195,120

Non-current assets
Deferred tax assets (Note 14)	1,579	1,518
Property and equipment, net (Note 4)	46,072	34,727
Intangible assets, net (Note 6)	43,780	42,946
Goodwill (Note 5)	30,285	29,620
Other non-current assets	4,066	2,638

Total non-current assets	125,782	111,449

Total assets	$394,542	$306,569

Liabilities and shareholders' equity
Current liabilities
Short-term borrowings (Note 7)	$460	$1,333
Accounts payable	8,266	6,721
Accrued liabilities (Note 11)	27,357	19,860
Deferred revenue	5,048	9,843
Due to related parties (Note 12)	518	508
Taxes payable	22,532	17,840
Payable under foreign currency forward contracts (Note 9)	2,476	—
Payables for acquisitions, current (Note 2 and 8)	5,595	12,137
Other current liabilities	1,503	920

Total current liabilities	73,755	69,162

Deferred tax liability, non-current (Note 14)	5,511	4,935
Payables for acquisitions, non-current (Note 2 and 8)	11,786	13,964
Other non-current liabilities	1,757	384

Total liabilities	92,809	88,445

Shareholders' equity
Share capital (80,000,000 shares authorized; 33,188,894 issued and outstanding with no par value as at March 31, 2016, and 80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at March 31, 2015) (Note 13)	—	—
Additional paid-in capital	107,477	89,173
Common stock held in treasury, at cost (March 31, 2016—35,579 shares)	(2,665)	—
Retained earnings	200,870	130,619
Accumulated other comprehensive loss (Note 18)	(3,981)	(1,700)

Total shareholders' equity attributable to the Group	301,701	218,092

Non-controlling interest	32	32

Total equity	301,733	218,124

Total liabilities and equity	$394,542	$306,569

Luxoft Holding, Inc

Consolidated statements of comprehensive income

(In thousands of U.S. dollars, except per share data)

	For the years ended March 31,
	2016	2015	2014
Sales of services	$650,752	$520,548	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	379,331	293,960	229,537
Selling, general and administrative expenses	171,707	128,952	95,946
Depreciation and amortization	23,814	16,834	12,944
(Income) loss from revaluation of contingent liability (Note 8)	(2,511)	1,166	922

Operating income	78,411	79,636	58,982

Other income and expenses
Interest income (expense), net	121	(543)	(1,508)
Other gain, net (Note 10)	3,947	1,430	557
Gain (loss) from foreign currency exchange contracts (Note 9)	261	1,321	(1,134)
Net foreign exchange loss	(381)	(8,867)	(961)

Income before income taxes	82,359	72,977	55,936
Income tax expense (Note 14)	(12,108)	(9,828)	(4,706)

Net income	$70,251	$63,149	$51,230

Net income attributable to the non-controlling interest	—	—	—

Net income attributable to the Group	$70,251	$63,149	$51,230

Other comprehensive (loss) income, net of tax (Note 18)	(2,281)	(425)	1,118

Comprehensive income	$67,970	$62,724	$52,348
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—

Comprehensive income attributable to the Group	$67,970	$62,724	$52,348

Basic EPS per Class A and Class B ordinary share (Note 19)
Net income attributable to the Group per ordinary share	$2.13	$1.93	$1.59

Weighted average ordinary shares outstanding	32,949,807	32,790,711	32,129,355

Diluted EPS per Class A and Class B ordinary share (Note 19)
Diluted net income attributable to the Group per ordinary share	$2.06	$1.91	$1.59

Diluted weighted average ordinary shares outstanding	34,088,214	33,111,753	32,242,488

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statement of shareholders' equity

(In thousands of U.S. dollars, except share amounts)

	Share capital			Treasury Stock			Accumulated other comprehensive loss (net of tax effect)	Total shareholder's equity attributable to the Group
	Ordinary shares	Amount	Additional paid-in capital	Treasury shares	Amount	Retained earnings			Non- controlling interest	Total equity
Balances at March 31, 2013	30,593,080	$—	$50,936	—	$—	$46,720	$(2,393)	$95,263	$32	$95,295

Net income for the period	—	—	—	—	—	51,230	—	51,230	—	51,230
Other Comprehensive loss for the period (Note 18)	—	—	—	—	—	—	1,118	1,118	—	1,118
Shares issued under the stock option plans (Note 17)	116,788	—	3,113	—	—	—	—	3,113	—	3,113
Initial public offering	2,046,035	—	32,348	—	—	—	—	32,348	—	32,348
Issuance of restricted shares in replacement of fully vested options	2,632	—	—	—	—	—	—	—	—	—
Offering issuance costs	—	—	(1,312)	—	—	—	—	(1,312)	—	(1,312)
Dividend ($1.00 per share)	—	—	—	—	—	(30,480)	—	(30,480)	—	(30,480)
Cancelation of stock options (Note 17)	—	—	(1,695)	—	—	—	—	(1,695)	—	(1,695)

Balances at March 31, 2014	32,758,535	$—	$83,390	—	$—	$67,470	$(1,275)	$149,585	$32	$149,617

Net income for the period	—	—	—	—	—	63,149	—	63,149	—	63,149
Other Comprehensive loss for the period (Note 18)	—	—	—	—	—	—	(425)	(425)	—	(425)
Shares issued under the stock option plan (Note 17)	123,470	—	4,596	—	—	—	—	4,596	—	4,596
Cancellation of stock options (Note 17)	(30,660)	—	—	—	—	—	—	—	—	—
Equity based Compensation expenses (Note 17)	—	—	1,187	—	—	—	—	1,187	—	1,187

Balances at March 31, 2015	32,851,345	$—	$89,173	—	$—	$130,619	$(1,700)	$218,092	$32	$218,124

Net income for the period	—	—	—	—	—	70,251	—	70,251	—	70,251
Other Comprehensive loss for the period (Note 18)	—	—	—	—	—	—	(2,281)	(2,281)	—	(2,281)
Stock issued in connection with acquisition of FOSS (Note 8)	10,253	—	559	—	—	—	—	559	—	559
Shares issued under the stock option plan (Note 17)	327,296	—	16,557	(35,579)	(2,665)	—	—	13,892	—	13,892
Equity based Compensation expenses (Note 17)	—	—	1,188	—	—	—	—	1,188	—	1,188

Balances at March 31, 2016	33,188,894	$—	$107,477	(35,579)	$(2,665)	$200,870	$(3,981)	$301,701	$32	$301,733

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statements of cash flows

(In thousands of U.S. dollars)

	For the Years ended March 31,
	2016	2015	2014
Operating activities
Income from operations	$70,251	$63,149	$51,230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,814	16,834	12,944
Deferred tax expense (Note 14)	(902)	(1,167)	(1,540)
Foreign currency exchange contracts loss (Note 9)	(261)	(412)	(615)
Loss on foreign exchange	381	8,867	961
Provision for doubtful accounts	311	805	386
(Gain) /loss from revaluation of contingent liability (Note 8)	(2,511)	1,166	922
Share-based compensation (Note 17)	17,745	5,783	1,418
Changes in operating assets and liabilities:
Trade accounts receivable	(10,261)	(32,450)	(26,155)
Work-in-progress	(146)	3,271	(1,242)
Due to and from related parties	(1,084)	575	5,590
Accounts payable	(2,842)	(5,035)	(1,281)
Accrued liabilities	7,784	(527)	2,768
Deferred revenue	(4,222)	6,468	127
Changes in other assets and liabilities	7,332	8,951	5,143

Net cash provided by operating activities	105,389	76,278	50,656

Investing activities
Purchases of property and equipment	(24,171)	(14,232)	(13,780)
Purchases of intangible assets	(5,069)	(3,868)	(6,034)
Proceeds from disposal of property and equipment	40	77	301
Acquisitions, net of cash acquired	(3,525)	(24,257)	—
Loans repaid from related parties	—	—	380

Net cash used in investing activities	(32,725)	(42,280)	(19,133)

Financing activities
Net repayment of short-term borrowings	(880)	(18,594)	3,687
Acquisition of business, deferred consideration	(6,126)	(2,747)	(2,376)
Repurchases of common stock	(1,774)	—	—
Repayment of capital lease obligations	(124)	(38)	(83)
Dividend paid	—	(18)	(30,587)
Proceeds from issue of shares pursuant to IPO	—	—	32,348
Repayment of IPO costs	—	—	(1,312)
Overdraft facilities, net	—	(598)	(84)

Net cash (used in) / provided by financing activities	(8,904)	(21,995)	1,593

Effect of exchange rate changes on cash and cash equivalents	(808)	(3,913)	(112)

Net increase in cash and cash equivalents	62,952	8,090	33,004
Cash and cash equivalents at beginning of year	45,593	37,503	4,499

Cash and cash equivalents at end of period	$108,545	$45,593	$37,503

Supplemental disclosure of cash flow information
Cash paid for income tax	$12,942	$3,013	$3,375
Cash paid for interest	149	433	1,326
Cash received as government grants (Note 10)	2,885	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Notes to consolidated financial statements

(In thousands of U.S. dollars, except share amounts)

1. Description of business and environment

        Luxoft Holding, Inc (the "Company") was incorporated as a company limited by shares under the laws of the British Virgin Islands ("BVI") on March 7, 2006. The Company has 31 subsidiaries across Europe, North America, Asia, Australia and Africa collectively referred to as "Subsidiaries". The Company and its Subsidiaries are collectively referred to as the "Group".

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

2. Basis of presentation and significant accounting policies

Basis of presentation

        The functional currency of the majority of the Group's subsidiaries is the United States dollars ("USD"). The Group operates in a multi-currency environment having transactions in such currencies as the euros ("EUR"), British pounds ("GBP"), Romanian lei ("RON"), Polish złoty ("PLN"), Swiss francs ("CHF"), Russian rubles ("RUR") and others. The subsidiaries maintain their accounting records in accordance with the local or statutory requirements of the jurisdictions in which they are incorporated. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The accompanying consolidated financial statements differ from the financial statements of the subsidiaries issued for statutory purposes because they reflect certain adjustments, not recorded in the respective statutory accounting books that are appropriate to present the financial position, results of operations and cash flows.

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

        The list of subsidiaries of the Group is the following:

	% of ownership as at March 31
Subsidiary	2016	2015
Luxoft International Company Ltd.	100.00%	100.00%
Excelian (Singapore) Pte Ltd	100.00%	n/a
Symtavision Inc.	100.00%	n/a
Symtavision GmbH	100.00%	n/a
Luxoft Luxembourg S.a.r.l	100.00%	n/a
Luxoft Sweden	100.00%	n/a
Luxoft Netherlands B.V.	100.00%	n/a
Luxoft UK Ltd.	100.00%	100.00%
Excelian Ltd. (UK)	100.00%	100.00%
Luxoft USA, Inc.	100.00%	100.00%
Radius Inc.	100.00%	100.00%
Excelian, Inc	100.00%	100.00%
Luxoft Canada Ltd.	100.00%	100.00%
Excelian Ltd. (Canada)	100.00%	100.00%
Luxoft Eastern Europe Ltd.	100.00%	100.00%
Luxoft Mexico S.A. de C.V.	100.00%	100.00%
Luxoft Singapore PTE. LTD.	100.00%	100.00%
Luxoft Poland sp.z.o.o.	100.00%	100.00%
Luxoft GmbH	100.00%	100.00%
Luxoft (Switzerland) GmbH	100.00%	100.00%
Luxoft Global Operations GmbH	100.00%	100.00%
Luxoft Vietnam Company Ltd.	100.00%	100.00%
Luxoft Bulgaria EOOD	100.00%	100.00%
Luxoft Professional Romania S.R.L.	100.00%	100.00%
Software ITC S.A.	99.40%	99.40%
Luxoft Services, LLC	100.00%	100.00%
Luxoft Professional, LLC	100.00%	100.00%
Luxoft Research, LLC	100.00%	100.00%
Luxoft Dubna, LLC	100.00%	100.00%
Luxoft Training Center	100.00%	100.00%
Luxoft Ukraine LLC	100.00%	100.00%

        The non-controlling interest is reported in the consolidated balance sheets as a separate component of equity and represents the aggregate ownership interests in the subsidiaries that are held by owners other than the Company.

Foreign currency translation

        For the majority of the Subsidiaries, the functional currency is USD because the majority of their revenues, expenditures, debt and trade liabilities are either priced, incurred, payable or otherwise

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

measured in USD. Transactions and balances not already measured in the functional currency have been re-measured in USD in accordance with the relevant provisions of ASC 830 Foreign Currency Matters. Monetary assets and liabilities denominated in currencies different from the functional currencies are re-measured at exchange rates prevailing on the balance sheet dates:

March 31, 2016		March 31, 2015		March 31, 2014
US 1$ =	0.9650 CHF	US 1$ =	1.0389 CHF	US 1$ =	1.1272 CHF
US 1$ =	67.6076 RUR	US 1$ =	58.4643 RUR	US 1$ =	35.6871 RUR
US 1$ =	26.2181 UAH	US 1$ =	23.4426 UAH	US 1$ =	10.955 UAH
US 1$ =	0.88 EUR	US 1$ =	0.92 EUR	US 1$ =	0.73 EUR
US 1$ =	3.9349 RON	US 1$ =	4.1115 RON	US 1$ =	3.2304 RON
US 1$ =	0.69 GBP	US 1$ =	0.67 GBP	US 1$ =	0.601 GBP
US 1$ =	3.759 PLN	US 1$ =	3.776 PLN	US 1$ =	3.081 PLN

        Non-monetary assets and liabilities, capital, revenues and costs are re-measured at historical exchange rates prevailing on the relevant transaction dates. Gains and losses on foreign currency transactions are charged or credited to operations.

        The Group uses the U.S. dollar as its reporting currency. Therefore, the financial statements of the Subsidiaries that use a functional currency other than USD are translated into USD in accordance with ASC 830 using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing at the balance sheet dates. Shareholders' equity is translated at the applicable historical rate. Revenue and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in accumulated other comprehensive income.

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

Accounts receivable, net

        Accounts receivable are non-interest bearing and shown at their net realizable value, which approximates their fair value. Allowances for doubtful accounts are made for specific accounts in which collectability is doubtful, the Group does not make any general allowance based on the aging of accounts receivable.

        Recoveries of losses from accounts receivable written-off in prior years are presented within income from operations in the Group's consolidated statements of comprehensive income. Collections

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

in respect of prior year write-offs amounted to $818 for the year ended March 31, 2016; $501 for the year ended March 31, 2015 and $335 for the year ended March 31, 2014.

        The table below summarizes changes in qualifying accounts for the years ended March 31, 2014, 2015 and 2016:

	Balance at the beginning of period	Charged to costs and expenses	Reversals / write-offs	Balance at the end of period
Allowance for doubtful accounts
For the year ended March 31, 2014	487	386	(222)	651
For the year ended March 31, 2015	651	805	(157)	1,299
For the year ended March 31, 2016	1,299	311	(1,531)	79

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

Intangible assets

        Intangible assets, principally software and acquired contract-based customer relationships, partnership agreements, software and brands are amortized on a straight-line basis over their estimated useful lives, on average 5 to 10 years.

Goodwill

        Goodwill represents an excess of the cost of business acquired over the fair value of identifiable net assets at the date of acquisition. Goodwill is reviewed for impairment annually or whenever it is

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

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

Impairment of Long-lived assets

        In accordance with ASC 360 Property, Plant, and Equipment, and ASC 205 Presentation of Financial Statements, long-lived assets to be held and used by the Group, including intangible assets that are subject to amortization, are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Group bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of these of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Group recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No impairment expense related to long-lived assets was recognized during the years ending March 31, 2016, 2015 and 2014.

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

(In thousands of U.S. dollars, except share amounts)

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

        The Group enters into multiple elements arrangements with the customers that purchase license and further maintenance and support. The Group accounts for these revenues in accordance with guidance of ASC 605-25, Revenue recognition—multiple elements arrangements. The selling price of each element is based on vendor specific objective evidence ("VSOE") if available or estimated selling price. The estimation of selling price is made through consultation with and approval by the Group's management, taking into consideration the Group's pricing model and go-to-market strategy. Some of the software arrangements include consulting implementation services sold. Consulting revenues from these arrangements are generally accounted for separately from new software licenses revenues because the arrangements qualify as services transactions as defined in ASC 985-605, Revenue recognition—Software. The more significant factors considered in determining whether the revenues should be

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenues for consulting services are generally recognized as the services are performed.

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

Cash Flow

        The Group utilizes invoice discounting and receivable purchase facilities as a source of short-term borrowings. The volume of such borrowings decreased significantly in the year ended March 31, 2016. Due to the fact that all short-term borrowings of the Group have quick turnover and short maturities the Group chooses, in accordance with ASC 230-10-45-8, Statement of Cash Flows—Other Presentation Matters, to present only net changes during the period in the Statement of Cash Flows, because the knowledge of the gross cash receipts and payments related to them is believed to be not necessary to understand the Group's financing activities. The Group changed the presentation of the year ended March 31, 2015 and 2014, for comparability reasons.

Government Grants

        The Group participates in government grants programs in several countries. Due to the absence of authoritative regulations for government grants in U.S. GAAP, the Group refers to IAS 20 guidance as

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

to a non-authoritative source. The company evaluates a received grant as related to expenses or losses already incurred and recognizes it in profit or loss of the period in which the grant becomes receivable.

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

Advertising

        The Group expenses the cost of advertising as incurred. Advertising expenses for the years ended March 31, 2016, 2015 and 2014 were $2,942, $2,281 and $1,390 respectively, and are classified as selling expenses.

Social contributions

        The Group contributes to pension and social funds in accordance with the legislation applicable to each of the subsidiaries. These contributions amounted to approximately, $31,284, $20,608 and $16,300 for the years ended March 31, 2016, 2015 and 2014, respectively, and were expensed as incurred.

        The majority of these contributions are made by Subsidiaries in Russia, Poland and Romania where social contributions charges is a mandatory tax consisting of contributions paid by employers to the relevant pension, social security, medical and other similar funds. In most countries where subsidiaries of the Company are located the social contributions tax rate varies depending on employee's annual compensation and maximum taxable amount of annual compensation is normally capped with thresholds settled by relevant state governments. In particular, in Russia the social contribution tax rate is between 8% and 22% for the Pension Fund; between 0% and 2.9% to the Social Security Fund; between 0% and 5.1% to the Federal Medical Insurance Fund; and between 0.2% and 8.5% for mandatory accident insurance, in average giving rise to 30-34% social security tax rate. In Poland an average social contribution tax rate is up to 19.86% where 9.76% is paid for Retirement insurance, 6.5% for Disability insurance, from 0.4% up to 3.6% for Industrial injuries insurance. In Romania total social security tax rate is about 22.75%, where charges to Social insurance fund are paid at 15.8%, to Health Fund at 5.2%, to Unemployment fund at 0.5%, to National insurance fund for labor accidents and professional diseases—at 0.15%, to Fund for guarantee of salary payment liabilities—at 0.25%, for Medical leave and health indemnities contribution—at 0.85%.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

Derivative financial instruments

        To protect itself from possible changes related to forecasted transactions denominated in currencies different from U.S. dollars, the Group uses forward currency exchange contracts. In accordance with ASC 815 Derivatives and Hedging, the Group recognizes all derivative financial instruments, such as foreign exchange contracts at fair value. Estimates of fair value were determined in accordance with ASC 820 Fair Value Measurements.

        Due to increased volume of hedged transactions and extended periods of foreign exchange contracts there is a risk of significant fluctuations of fair values of derivatives, affecting the Company's Statement of Comprehensive income. In order to reduce such fluctuations, the Group started to apply hedge accounting to forward contracts offsetting its forecasted transactions denominated in euro and British pounds in accordance with the guidance of ASC 815-30, Cash Flow Hedges. The forward contracts concluded in 2016 calendar year are designed so that the critical terms of the hedging instrument and of the hedged forecasted transaction are the same, therefore there is no ineffectiveness to be recognized in earnings, and the Group recognises all gain or loss on a derivative instrument designated as a cash flow hedge in other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period when the hedged forecasted transaction affects earnings, i.e. when a forecasted sale actually occurs or an expense is incurred. Gains or losses related to hedge of forecasted sales are recognised in Sales of services, and those attributable to forecasted expense are recognised in Cost of services.

        Forward contracts concluded before January 2016 were not designated as cash flow hedge at inception and did not qualify for hedge accounting as defined by ASC 815. Gain or loss on revaluation of these contracts is recognised directly in earnings as gain or loss from foreign currency exchange contract.

Concentration of credit risk

        The concentrations of credit risk associated with trade and other receivables are mitigated by ongoing procedures to monitor the creditworthiness of customers and other debtors.

        As of March 31, 2016, the largest clients' balances accounted for 30%, 22%, 7%, 4% and 3% of the total Group's accounts receivable. As of March 31, 2015, the largest clients' balances accounted for 32%, 21%, 9%, 4% and 3% of the total Group's accounts receivable. As of March 31, 2014, the largest clients' balances accounted for 33%, 20%, 11%, 6% and 6% of the total Group's accounts receivable.

        For the year ended March 31, 2016, the same customers accounted for 30%, 22%, 7%, 3% and 3% of the Group's revenues. For the year ended March 31, 2015, the same customers accounted for 36%, 20%, 8%, 4% and 4% of the Group's revenues. For the year ended March 31, 2014, the same clients accounted for 32%, 19%, 9%, 7% and 4% of the Group's revenues.

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

(In thousands of U.S. dollars, except share amounts)

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

          The Group classifies its derivative assets and liabilities as Level 2. The fair value of foreign currency forward and option contracts are based on internally developed valuation models that discount cash flows resulting from the differential between the contractual foreign currency exchange rate and the reporting date market-based forward foreign currency exchange rate for a similar instrument.

          Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

        The Group used Level 3 inputs when determining the fair value of contingent payable for business Acquisition (Note 3), contingent payable for software acquisition (Note 8) Luxoft reportable unit for the purposes of determining goodwill impairment (see Note 5), and the value of shares issued under the stock option plans of the Company (Note 17).

        In determining the estimated fair values of the reporting units, the Group employed a Discounted Cash Flow ("DCF") analysis. Determining estimated fair values requires the application of significant judgment.

        The basis for the Group's cash flow assumptions includes forecasted revenue, operating costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility. In addition to that, the Group has to estimate the applicable discount rate and the terminal growth rates, where applicable. The significant unobservable inputs used in the fair value estimations are as following:

  •
  Cost of capital: The cost of capital reflects the return a hypothetical market participant would require for a long-term investment in an asset and can be viewed as a proxy for the risk of that asset. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value of the assets. The cost of capital used by the Group in its analysis ranged from 12% to 19% based on the level of risk related to each particular asset or reporting unit.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

  •
  Cost of debt: The cost of debt reflects the effective rate paid for use of current debt facilities. The cost of debt used by the Group in its analysis ranged from 2.5% to 3.0%.

  •
  Short- and medium-term growth rates: Short- and medium-term growth rates reflect the level of economic growth in each of the Group's markets from the last forecasted period. These assumptions are inherently uncertain and are subject to management discretion based on reasonable market expectations and the company's performance.

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

        The most significant unobservable input used in the valuation of contingent payable is discount rate. Cost of debt is applied when the certainty of future payments is higher and cost of capital is applied where the certainty of future payments is lower.

        The fair value of Group's assets and liabilities measured at fair value at the reporting date is presented below:

	As of March 31, 2016
	Total	Level 1	Level 2	Level 3
Recurring fair value measurements
Contingent consideration	8,096	—	—	8,096
Foreign currency derivatives	2,476	—	2,476	—

Total liabilities measured at fair value	$10,572	$—	$2,476	$8,096

        The Group's policy is to recognize transfers to and out of Level 3 as of the date of change in circumstances that caused the transfer. During the year ended March 31, 2016, only contingent liabilities were transferred out of Level 3 due to resolution of contingencies in deferred considerations payable for business acquisitions and acquisitions of software. No transfer between Level 1 and Level 2 of the fair value hierarchy occurred during the period. The reconciliation from the opening balance to

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

the closing balance for recurring fair value measurements categorized within Level 3 of the fair value hierarchy is presented below:

Balances at March 31, 2015	$23,122
Transfers out of Level 3	(6,306)
Gain for the period included in earnings	(2,536)
Additions and settlements
Acquisitions	501
Settled in shares	(559)
Settled in cash	(6,126)

Balances at March 31, 2016	$8,096

Share-based compensation

        The Group accounts for stock-based compensation plans in accordance with ASC 718 Compensation—Stock Compensation. Under ASC 718, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in their consolidated statements of comprehensive income. The cost of the equity instruments is measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employee is required to provide services in exchange for the equity instruments (see Note 17).

        The Group recognizes compensation cost for an award with service conditions on a straight-line basis over the requisite service period for the entire award.

Recent accounting pronouncements

        With the exception of the below, there have been no recent accounting pronouncements or changes in accounting pronouncements during year ended March 31, 2016 that are of significance, or potential significance, to the Company's consolidated financial statements:

        In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for annual reporting periods beginning after December 15, 2016 including interim periods within that reporting period. The Group plans to apply the new standard beginning January 1, 2017 either retrospectively to each period presented or as a

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

cumulative-effect adjustment as of the date of adoption. The adoption of ASU 2014-09 is not expected to have a material impact on the Group's consolidated financial statements.

        In January 2015, the FASB issued Accounting Standards Update 2015-01, "Income Statement—Extraordinary and Unusual Items". The provisions of this update simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The Group adopts this guidance from April 1, 2016. The implementation of this standard is not expected to have a material effect on the Group's consolidated financial statements.

        In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments". The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The update eliminates the current requirement to retrospectively adjust provisional amounts recognized at the acquisition date. The amendment is effective for the Group beginning April 1, 2016. The implementation of this standard is not expected to have a material effect on the Group's consolidated financial statements.

        In November 2015, the FASB issued Accounting Standards Update 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes", which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position to simplify disclosure. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. The new standard will be effective for the Group beginning April 1, 2016. The implementation of this standard is not expected to have a material effect on the Group's consolidated financial statements.

        In February 2016, the FASB issued Accounting Standards Update 2016-02, "Leases (Topic 842)". The purpose of this update is to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the amendments is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The amendment is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those fiscal years. The Group is currently evaluating the impact of this accounting update on its consolidated financial statements.

3. Business combinations

Acquisition of Symtavision GmbH ("Symtavision")

        On February 23, 2016, the Group has completed the acquisition of Symtavision, a private company incorporated in Germany. Symtavision is a boutique provider of automotive software tools and consulting services focused on scheduling analysis, architecture optimization, and timing verification.

        This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combination.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

        In accordance with the stock purchase agreement, Luxoft Global Operations GmbH paid €3,889, or $4,424 at exchange rate of €1=$1.14, upon closing of this transaction. Additionally, Luxoft agreed to pay further €500, or $570, in March 2017 subject to Symtavision achieving certain revenue targets for its 2017 fiscal year.

        The results of Symtavision were included in the consolidated statements of comprehensive income from March 1, 2016.

        The following is the assets and liabilities of Symtavision as of February 23, 2016, reflecting the preliminary purchase price allocation to the net assets acquired:

February 23, 2016
Cash	$397
Other current assets	279
IP rights	4,971
Brand	237
Goodwill	665
Other non-current assets	52

Total assets	6,601
Current liabilities	(514)
Deferred tax liability	(1,663)

Total liabilities	(2,177)

Total net assets acquired	4,424

Total purchase consideration	$4,424

        The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of an identified technology in amount of $4,971which will be amortized over a period of 8 years.

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

        According to the agreement, the Group purchased from the stockholders of Excelian and several holders of options in Excelian all of the issued and outstanding ordinary shares of Excelian for the total consideration of £13,415, or $20,513 at exchange rate of £1=$1.5291, paid by the Company. The results of Excelian were included in the consolidated statements of comprehensive income from February 18, 2015.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

        The following is the assets and liabilities of Excelian as of February 18, 2015, reflecting the purchase price allocation to the net assets acquired:

	As Originally Reported	As of March 31, 2016
Cash	$4,676	$4,676
Other current assets	10,261	10,261
Contract-based customer relationships	9,041	9,291
Brand	—	921
Software licenses	512	512
Fixed assets	175	175
Goodwill	4,339	4,710

Total assets	29,004	30,546
Current liabilities	(8,491)	(8,960)
Deferred tax liability	—	(1,073)

Total liabilities	(8,491)	(10,033)

Total net assets acquired	20,513	20,513

Total purchase consideration	$20,513	$20,513

        Based on the additional information obtained during the measurement period about Excelian's business and the importance of its brand, the Company amended the preliminary purchase price allocation resulting in adjustments to goodwill, intangible assets and deferred tax liability with no change to the net assets acquired. The Group's financial statements reflect the finalized purchase price allocation based on the fair value of the identified assets and liabilities.

Acquisition of Radius Inc. ("Radius")

        On October 3, 2014, Luxoft USA, a U.S. subsidiary of the Company, completed the acquisition of Radius Inc, a Washington corporation specializing in the Internet of Things (IoT) in delivering enterprise solutions across mobile, cloud, data and application programming interface technologies, pursuant to a Stock Purchase Agreement ("SPA") dated October 3, 2014 by and among Luxoft USA and the stockholders of Radius (collectively, the "Radius Sellers").

        This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combination.

        In accordance with the SPA, the Group paid $7,920 upon closing of this transaction and $1,980 in April 2015 upon delivery of results for 2014 fiscal year. Payment of the balance of the initial payment was agreed to be made in two equal installments following the delivery of financial statements by Radius for its 2015 and 2016 fiscal years. Additionally, the SPA provided for a final payment of up to $7,900, provided that Radius achieves certain aggregate adjusted EBITDA and revenue CAGR targets for its 2014, 2015 and 2016 fiscal years. The total consideration for the acquisition was not to exceed $27.7 million.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

        In September 2015, in conjunction with the mutual election under Section 338(h) of the U.S. Internal Revenue Code ("Section 338(h)"), Luxoft USA and the Radius Sellers agreed to treat the Radius purchase as an asset purchase for tax purposes. In accordance with the SPA, Radius Sellers were compensated for the excess taxes they incurred due to the 338h election. The increase of $693 in the total purchase consideration due to 338h election was treated as a measurement-period adjustment and was allocated to goodwill in the Group's consolidated financial statements.

        Effective February 12, 2016, the Group and the Sellers of Radius Inc. agreed to reduce the remaining consideration payable by 15% and fix this portion of consideration. In accordance with the amendment to the SPA, the two payments of $4,950 due on April 1, 2016 and 2017, respectively, became non-contingent, but reduced by 15% to $4,207 each. The final payment of $7,900 was also reduced by 15% to $6,715 and remained contingent, subject to achieving certain revenue targets. This change in SPA did not affect the purchase price allocation.

        Total gain from revaluation of this consideration for the year ended March 31, 2016, amounted to $1,393 and is included in other operating costs in Statement of Comprehensive income.

        The following is the assets and liabilities of Radius as of October 3, 2014, reflecting the purchase price allocation to the net assets acquired, as originally reported and after the measurement-period adjustment discussed above:

	As Originally Reported	As of March 31, 2016
Contract-based customer relationships	$11,772	$11,772
Fixed assets	163	163
Other assets	275	275
Goodwill	12,674	13,367
Other net current assets	1,781	1,781

Total net assets acquired	26,665	27,358

Total purchase consideration	$26,665	$27,358

        The Group's financial statements reflect the finalized purchase price allocation based on the fair value of the identified assets and liabilities.

        The Group's financial statements reflect the purchase price allocation based on the fair value of an identified client base in the amount of $11,772 which will be amortized over a period of 5 years. The purchase price excess over the fair value of net assets acquired amounted to $13,367 and was recorded as goodwill and allocated to the Group's reporting unit.

Acquisition of Mecel Populus Suite ("Populus")

        On June 30, 2014, the Group entered into the purchase agreement with Mecel AB for the acquisition of Mecel Populus Suite ("Populus"), a complete tool chain for designing, developing and deploying user interfaces for distributed embedded systems. As a result of this transaction, Mecel AB assigned several contracts with its major customers to the Group.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

        In accordance with the purchase agreement, the Group paid Mecel AB $1,000 upon closing of this transaction and further $1,000 in November 2014 upon successful knowledge transfer, which was completed. The Group also agreed to pay contingent cash consideration up to $1,000 during the three years following the acquisition subject to the Populus business meeting certain revenue and gross margin indicators. In September 2015, the Group paid $299 in accordance with the agreement.

        The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combination.

        The purchase was consummated on June 30, 2014, and the results of Populus are included in the consolidated statements of comprehensive income from July 1, 2014. The Group's consolidated financial statements reflect the purchase price allocation based on the fair value of identified intangible assets in the amount of $2,364 which will be amortized over a period of 5 years.

        The Group revalues the contingent liability for the purchase of Populus on a quarterly basis. Total gain from revaluation of this consideration for the year ended March 31, 2016, amounted to $206 and is included in other operating costs in Statement of Comprehensive income.

4. Property and equipment

        Property and equipment consisted of the following as of March 31:

	2016	2015
Land	$5,277	$5,277
Buildings	3,554	3,554
Motor vehicles, furniture and fixtures	17,310	12,306
Assets under capital lease	887	115
Leasehold improvements	11,074	7,672
Software	12,985	9,766
Computers and office equipment	41,799	29,620

Total cost	92,886	68,310
Accumulated depreciation	(48,083)	(33,932)

	44,803	34,378
Assets under construction	1,269	349

Property and equipment, net	$46,072	$34,727

        Depreciation expense, including amortization of assets recorded under capital leases, was $14,069, $10,358 and $8,879 in 2016, 2015 and 2014, respectively.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

5. Goodwill

        Goodwill as of March 31, 2016, 2015 and 2014 comprises the following:

Luxoft
Balances at March 31, 2014	$11,351

Acquisition of Populus	192
Acquisition of Radius	13,367
Acquisition of Excelian	4,710

Total Goodwill acquired	18,269

Balances at March 31, 2015	$29,620

Acquisition of Symtavision	665

Balances at March 31, 2016	$30,285

        No impairment of goodwill had occurred during the years ended March 31, 2016, 2015 and 2014.

6. Intangible assets

        Intangible assets consisted of the following:

		As of March 31, 2016		As of March 2015
	Weighted- average useful lives	Cost	Accumulated amortization	Cost	Accumulated amortization
Capitalized software development costs	5 years	$17,609	$(6,673)	$12,369	$(4,652)
Contract-based customer relationships	5 - 10 years	41,820	(19,587)	41,820	(13,720)
IP rights	5 years	13,017	(3,479)	8,046	(1,870)
Trade names and brands	8 - 10 years	1,158	(97)	921	(10)
Other	4 - 6 years	483	(471)	391	(349)

Total		$74,087	$(30,307)	$63,547	$(20,601)

        Amortization expense for intangible assets for the year ended March 31, 2016, 2015 and 2014 was $9,745, $6,476 and $4,065 respectively.

        Estimated future amortization expenses related to amortizable intangible assets are as follows:

Amortization
For the year ended March 31, 2017	11,089
For the year ended March 31, 2018	10,894
For the year ended March 31, 2019	8,108
For the year ended March 31, 2020	5,042
For the year ended March 31, 2021 and thereafter	8,647

Total	43,780

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

6. Intangible assets (Continued)

        On December 31, 2012, Luxoft International Company Ltd. entered into an agreement with Deutsche Bank AG (London Branch) and DB Services New Jersey, Inc. for the purchase of Horizon, a software product for comprehensive across-enterprise risk management and visualization. Pursuant to this agreement, Luxoft International Company Ltd. agreed to pay 2.5 million euro and 20% of the net revenues from the sale of this software to third parties during next five years. During the year ended March 31, 2016, the Group paid $320 of the contingent consideration. The Group estimated the fair value of the contingent liability as of December 31, 2012 in the amount of net present value of future revenue sharing payments totalling $2,378, which was estimated based on the forecasted revenues in the following 5 years discounted at 15%. The Group performs revaluation of liabilities on quarterly basis. Fair value of contingent consideration as of March 31, 2016 is $415.

7. Short-term borrowings

        Short-term borrowings consisted of the following loans:

	As of March 31, 2016	As of March 31, 2015
Royal Bank of Scotland	$—	$809
Other	460	524

Total	$460	$1,333

        As of March 31, 2016, the above short-term borrowings consisted primarily of credit cards and bore interest of 1.9% per annum.

Credit facilities

        On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement of up to $10.0 million with BNP Paribas Dublin Branch. Under the agreement the Group can assign certain receivables in exchange for cash based on LIBOR for the relevant purchase term (30/60 days) plus 3.0% per annum. On October 30, 2015, BNP Paribas increased the amount of credit limit available to the Group up to $20.0 million. There was no outstanding amount as of March 31, 2016 under this agreement.

        On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GmbH entered into an uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5.0 million. On November 13, 2014 Luxoft Global Operations GmbH acceded to the mentioned Facility Agreement as a Borrowing Entity. On January 29, 2016 Citibank increased the total credit amount available for the Group to $12.0 million. This is a continuing agreement and remains in full effect subject to its terms until 30 days after the bank's receipt of written notice of termination from the borrower's agent. Under this agreement the borrower can use pre- or post-shipment advance. The interest rate for pre-shipment is LIBOR plus 2.0% p.a. and the interest rate for post-shipment is LIBOR plus 1.25% per annum. There was no outstanding amount as of March 31, 2016 under this agreement.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

7. Short-term borrowings (Continued)

        On February 20, 2014, Luxoft USA, Inc. entered into a credit facility agreement with Citibank, N.A. for up to $5,5M. The loan bears an interest rate LIBOR + 1.25% per annum. There was no outstanding amount as of March 31, 2016 under this agreement.

        On July 16 2010, Luxoft USA Inc. and on April 9, 2015, Luxoft Global Operations GmbH respectively entered into credit agreements with Amsterdam Trade Bank N.V. for the aggregate available credit amount up to $18.0 million. For both of facilities the interest rate which is the cumulative of the applicable LIBOR and a margin which varies in relation to term of the loan 4.5-5.5%. There was no outstanding amount as of March 31, 2016 under these agreements.

        Excelian Ltd uses an invoice discounting facility of up to £3.0 million provided by Royal Bank of Scotland. Under this arrangement Excelian Ltd can assign certain receivables in exchange for cash less a discount based on 1.90% per annum. The outstanding amount was $809 million as of March 31, 2015 and nil as of March 31, 2016.

Overdraft facilities

        On October 25, 2012, Luxoft Professional, LLC entered into an overdraft facility agreement with ZAO CITIBANK for $3.0 million. As of March 31, 2016, this facility has not been drawn down. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc.

        On November 12, 2013, Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO CITIBANK for $0.9 million. As of March 31, 2016, this facility has not been drawn down. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.00% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. and Luxoft Professional, LLC.

        On December 16, 2009, Luxoft International entered into an overdraft facility agreement with Amsterdam Trade Bank, N.V. ("Amsterdam Trade Bank") for up to $1.6 million, which was later amended to increase the overdraft facility to up to $2.0 million. On July 20, 2012, Luxoft International renewed the overdraft facility agreement with Amsterdam Trade Bank for $2.0 million. The overdraft facility bears interest at a rate of 6.0% per annum, paid monthly. Initially the overdraft facility was guaranteed by IBS Group. On February 5, 2014 the guarantor was replaced by Luxoft Holding, Inc. The facility was closed on July 20, 2015.

8. Consideration payables for acquisitions

        Payables for acquisitions consist of contingent consideration payable for acquisitions of businesses and software and deferred consideration payable for which contingencies have resolved. Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination and is subsequently remeasured to fair value at each reporting date as discussed in Note 2 above. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. Contingent consideration is categorized within Level 3 of the fair value hierarchy and transferred out of recurring fair value measurements when the contingency is resolved as current payable for business acquisition or software acquisition.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

8. Consideration payables for acquisitions (Continued)

        The following table presents the Group's consideration payable as of March 31, 2016 and 2015:

	As of March 31,
	2016	2015
Contingent payable for business acquisition	$350	$8,460
Contingent payable for software acquisition	29	698
Current payable for business acquisition	5,216	2,673
Current payable for software acquisition	—	306

Total payable for acquisitions, current	$5,595	$12,137

Contingent payable for business acquisition	$7,331	$12,605
Contingent payable for software acquisition	386	1,359
Non-current payable for business acquisition	4,069	—

Total payable for acquisitions, non-current	$11,786	$13,964

        The reconciliation from the opening balance to the closing balance for the Group's consideration payable is presented below:

	For the years ended March 31,
	2016	2015
As of the beginning of the period	$26,101	$6,729
Acquisition of Symtavision	501	20,953
Payments	(6,126)	(2,747)
Transfers to additional paid-in capital	(559)	—
Forex	(25)	—
Revaluation	(2,511)	1,166

As of the end of the period	$17,381	$26,101

        On March 20, 2013, Luxoft USA, Inc. acquired Freedom Professional Services & Technologies LLC ("FOSS"). According to the purchase agreement, Luxoft USA Inc paid FOSS $850 upon signing and agreed to pay contingent cash consideration and 28,588 of the Company's Class A ordinary shares subject to the acquired FOSS business meeting certain revenue and gross margin conditions. As of the acquisition date, the estimated fair value of contingent cash consideration was $5,267 and the estimated fair value of contingent share-based consideration was $538.

        Luxoft USA paid the sellers $850 upon signing, $2,376 in February 2014 and $1,747 in February 2015. On March 7, 2016, Luxoft USA and the sellers of FOSS agreed that the final portion of cash consideration and contingent share-based consideration, fully vested, due to the sellers would be paid as follows: (1) the remaining cash consideration of $2,834 and 10,253 shares were transferred to FOSS sellers in accordance with the initial agreement; and (2) the remaining 18,335 shares were placed in escrow for up to 12 months, pending resolution of a certain legal dispute, which the Company does not consider material.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

8. Consideration payables for acquisitions (Continued)

        Upon resolution of the contingency, the contingent share-based consideration ceased to be subject for revaluation and was recognised in additional paid-in capital.

9. Derivatives and hedging activities

        Operating in multiple currencies, the Group uses foreign exchange forward contracts to hedge certain exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months and are recognised as derivative instruments. The Group enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue and expense in the normal course of business and accordingly, they are not speculative in nature.

        Foreign exchange contracts are classified as either assets or liabilities on the balance sheet and measured on a recurring basis at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the contract and whether it is designated and qualifies for hedge accounting.

        The critical terms of forward contracts concluded in 2016 calendar year are the same as those of the hedged forecasted transaction; all hedging relationships are formally documented at the inception of the hedge; therefore there is no ineffectiveness to be recognized in earnings and the Group recognises changes in the intrinsic value of these cash flow hedges in accumulated other comprehensive income in its Consolidated Balance Sheets, until the forecasted transaction occurs.

        Forward contracts concluded before January 2016 were not designated as cash flow hedge at inception and did not qualify for hedge accounting. Gain or loss on revaluation of these contracts is recognised directly in earnings as gain or loss from foreign currency exchange contract.

        The fair values of the Group's net derivative liabilities of $2,476 have been classified as Level 2 as discussed in Note 2 above.

        The Group recognised a net gain/(loss) from foreign currency exchange contracts as gain/(loss) from foreign currency contracts in the condensed consolidated statements of comprehensive income, including foreign currency exchange contracts settled during the following periods:

Year ended March 31,
2016	2015	2014
$261	$1,321	$(1,134)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

9. Derivatives and hedging activities (Continued)

        The reconciliation from the opening balance to the closing balance of foreign currency derivative instruments designated as cash flow hedges and of foreign currency derivative instruments not designated as hedges for the years ended March 31, 2016 and 2015, is as follows:

	Balance as of March 31, 2015	Revaluation	Received from the bank (net)	Balance as of March 31, 2016
Fixing	$—	$1,031	$(1,128)	$(97)
Revaluation to Net Income	—	(770)	—	(770)
Revaluation to Accumulated other comprehensive loss	—	(1,609)	—	(1,609)

Total	—	$(1,348)	$(1,128)	$(2,476)

	Balance as of March 31, 2014	Revaluation	Received from the bank (net)	Balance as of March 31, 2015
Fixing	$(304)	$1,214	$(910)	$—
Revaluation to Net Income	(107)	107	—	—

Total	$(411)	$1,321	$(910)	—

        As of March 31, 2016, the Group has entered into forward contracts to buy £9.0 million in total for $12.8 million in order to hedge the risk of U.S. dollar depreciation against the British pound for GBP-denominated expense; and forward contracts to sell €72.0 million in total for $80.0 million to hedge the risk of U.S. dollar appreciation against the euro for EUR-denominated revenue. All forward contracts are subject to net settlement.

10. Other gain (loss)

        Other gain (loss) consisted of the following:

	2016	2015	2014
Government grants	$2,885	$—	$—
Operating rent income	997	1,374	626
Loss from sale of fixed assets	(42)	(66)	(102)
Other income	107	122	33

Total other income/expenses	3,947	1,430	557

        During the year ended March 31, 2016, the Group received three government grants in total amount of $2,885. The grants require certain investments in creation of new workplaces and maintaining them during certain periods of up to five years. The Group recognises grants received as other non-operating income based on the evidence that the company has fulfilled the grant's requirements.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

11. Accrued liabilities

        Accrued liabilities consist of the following as of March 31:

	2016	2015
Compensations and salaries	$23,234	$16,914
Other	4,123	2,946

Total	$27,357	$19,860

12. Related party transactions

        The following table provides the balances with related parties as of March 31:

Due from related parties, current:

	2016	2015
Receivable from related parties	$1,991	$921
Loan due from related party	—	50
Loans due from employees	189	150

Total due from related parties, current	$2,180	$1,121

Due to related parties, current:

	2016	2015
Payable to related parties	518	508

Total due to related parties, current	$518	$508

        The Group guaranteed $3,710 of short-term debt of IBS Group's other subsidiaries at March 31, 2015. These guarantees were terminated on March 28, 2016.

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

        During the year ended March 31, 2016, the Group entered into a commission agreement with LCI Group Inc. and recognized revenue in amount $2,665 included in the sales of services in the schedule below.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

12. Related party transactions (Continued)

        Below are the turnovers of related parties:

	For the years ended March 31,
	2016	2015	2014
Sales of services	5,592	3,618	4,522
Purchase of goods	708	947	1,548
Purchase of services	267	1,620	527

13. Shareholders' equity

        The Company is authorized to issue 50,000,000 Class A ordinary shares and 30,000,000 Class B ordinary shares which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. As of March 31, 2016 and 2015, the Company' issued and outstanding share capital was as follows:

	March 31, 2016	March 31, 2015
Common stock issued:
Class A ordinary shares	21,102,872	18,515,323
Class B ordinary shares	12,086,022	14,336,022
Less: Common stock held in treasury	(35,579)	—

Common stock outstanding	33,153,315	32,851,345

        The Company's authorized and issued common stock shares have no par value.

        During the year ended March 31, 2016, the Company's shares held in treasury increased by 35,579 shares or $2,665. The treasury shares were withheld to pay the withholding taxes upon the vesting of the instruments granted under SOP III program discussed in Note 17 below.

        On October 27, 2014, IBS Group reported that the previously announced proposal to reorganize IBS Group via an exchange of shares and Global Depository Receipts ("GDRs") of IBS Group for shares of the Company through a Scheme of arrangement (the "Scheme") was approved. As per IBS Group's announcement, holders of the GDRs listed on the regulated market of the Frankfurt Stock Exchange and holders of issued and outstanding shares in IBS Group, other than the shares held by BXA Investments Ltd and Croyton Limited (the "Scheme Shares", and together with the GDRs, the "Scheme Securities") received for each Scheme Security cancelled pursuant to the Scheme, 0.95 shares in the Company.

        As a result of the Scheme, the ownership of IBS Group in the share capital of the Company has decreased from approximately 68.6% to approximately 44.2%. 8,003,828 shares of the Company were converted based on the exchange ratio of 0.95, from Class B ordinary shares (which entitle the holder to ten votes per share) to Class A ordinary shares and exchanged for IBS Group securities.

        During the year ended March 31, 2016, 2,250,000 Class B ordinary shares were converted to Class A ordinary shares.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

14. Income taxes

        The Group's income is subject to taxation under tax jurisdictions having different tax rates: the United Kingdom (UK)—20%, Switzerland—10.5%, British Virgin Islands—0%, the Russian Federation (Russia)—20%, Ukraine—18%, Romania—16%, Poland—19%, the United States of America (USA)—35%, Canada—35%, Germany—29.85%, Cyprus—12.5% Singapore—17%, Luxembourg—29.22%, Vietnam—17%, Bulgaria—10%, Australia—30%, Sweden—22%, South Africa—28%, Mexico—30%, Netherlands—25%.

        Income tax expense consisted of the following:

	For the years ended March 31,
	2016	2015	2014
Current income taxes
Switzerland	$(7,360)	$(5,664)	$(3,914)
USA	(1,315)	(1,004)	(437)
Russia	(1,166)	(2,639)	(1,128)
UK	(726)	(131)	(82)
Poland	(620)	(166)	(152)
Romania	(556)	(1,195)	14
Ukraine	(257)	—	2
Germany	(252)	(61)	(83)
Cyprus	(182)	(151)	(419)
Mexico	(104)	—	—
Other locations	(132)	16	(47)

Total current income tax expense	$(12,670)	$(10,995)	$(6,246)

	For the years ended March 31,
	2016	2015	2014
Deferred taxes
Russia	$285	$(225)	$606
Poland	272	—	—
USA	179	701	795
Ukraine	160	(67)	(407)
Romania	118	327	208
Switzerland	14	(75)	288
Cyprus	—	118	50
Mexico	(94)	94	—
Bulgaria	(109)	104	—
UK	(263)	190	—

Total deferred tax benefit	562	1,167	1,540

Total income tax expense	$(12,108)	$(9,828)	$(4,706)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

14. Income taxes (Continued)

        The reconciliation between the income tax expenses reported in the accompanying consolidated financial statements and income before taxes applicable to the Group's income is provided below:

	Years ended March 31,
	2016	2015	2014
Different tax rates of subsidiaries	$(10,533)	$(7,955)	$(4,581)
Tax effect of non-deductible expenses and non-taxable income at applicable tax rates	(446)	(674)	(365)
Accrued tax claims	(353)	(100)	—
Tax on distribution of earnings of subsidiaries	—	—	(109)
Exchange difference	(102)	(519)	—
Tax loss carry-forwards	(674)	(748)	—
Benefit from a change in tax position	—	168	405
Other	—	—	(56)

	$(12,108)	$(9,828)	$(4,706)

        The following table summarizes major components of the Group's deferred tax assets and liabilities:

	For the years ended March 31,
	2016	2015	2014
Deferred tax assets
Accrued operating (and interest) expenses	$1,727	$1,779	$1,732
Net operating loss / Tax loss carry forward	404	1,175	499
Contingent consideration	1,581	1,213	1,332
Other	332	15	39

Total deferred tax assets	4,044	4,182	3,602
Valuation allowance	(395)	(395)	(395)

Total deferred tax assets after valuation allowance	3,649	3,787	3,207

Deferred tax liabilities
Accounts receivable and revenue accruals	(353)	(145)	(95)
Inventory and deferred cost of revenue	(76)	(241)	(753)
Property and equipment	(2,081)	(2,876)	(2,258)
Intangible assets	(3,476)	(2,078)	(1,885)

Total deferred tax liabilities	(5,986)	(5,340)	(4,991)

Net deferred tax asset, current	1,595	1,864	1,027
Net deferred tax asset, non-current	1,579	1,518	—
Net deferred tax liability, non-current	(5,511)	(4,935)	(2,811)

Net deferred tax liabilities	$(2,337)	$(1,553)	$(1,784)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

14. Income taxes (Continued)

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

        At March 31, 2015, the Group had a net operating loss in Bulgaria, Mexico, Ukraine and the United Kingdom. These net operating losses were utilized during the year ended March 31, 2016.

        A valuation allowance is established when it is more likely than not that some portion of the deferred tax assets will not be realized. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. A pattern of sustained profitability will generally be considered as sufficient positive evidence to reverse a valuation allowance. If the allowance is reversed in a future period, the income tax provision will be correspondingly reduced. Accordingly, the increase and decrease of valuation allowances could have a significant negative or positive impact on future earnings.

        Undistributed earnings of foreign subsidiaries that are indefinitely reinvested were $11,496 and $8,486 as of March 31, 2016 and 2015, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign Subsidiaries of the Group that are essentially permanent in duration were $605 and $429 as of March 31, 2016 and 2015, respectively. The Company and its Subsidiaries file separate tax returns and, therefore, actual taxes and deferred taxes are estimated on a separate basis.

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

        The subsidiary in Poland conducts a part of its operational activities in the territory of Wroclaw Park. The Group's profit generated from operations in the Park is non-taxable within the amount of tax credit calculated based on eligible expenses. Since the amount of the eligible expenses (and relevant tax credit) currently exceeds the amount of the income before tax, payable with respect to profit earned in the Park, the Group pays no income tax in relation to its operations in the Park.

        Income before income tax is attributed to the geographic locations as follows:

	For the years ended March 31,
	2016	2015	2014
Domestic*	$(9,996)	$(6,659)	$10,666
Foreign	92,355	79,636	45,270

Total income before tax expense	$82,359	$72,977	$55,936

*
Due to change of tax residence of the Group's holding company, the domestic jurisdiction was (i) the UK during the period of May 12, 2014 - March 31, 2016, and (ii) Cyprus during the period of February 21, 2012 - May 11, 2014.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

14. Income taxes (Continued)

Uncertain tax positions

        The aggregate changes in the balance of gross unrecognized tax benefits, excluding interest and penalties, were as follows:

Balance as at March 31, 2015	$—
Increases in tax positions in current year	353

Balance as at March 31, 2016	$353

15. Commitments and contingencies

        The Group leases office space from third parties, total rent expense incurred under operating leases is the following:

For the Years ended March 31,
2016	2015	2014
$23,690	$21,565	$17,523

        Minimal lease payments under non-cancellable operating lease contracts are expected to be as follows:

Minimal lease payments
For the year ended March 31, 2017	21,000
For the year ended March 31, 2018	17,593
For the year ended March 31, 2019	14,472
For the year ended March 31, 2020	12,158
For the year ended March 31, 2021	9,106

Total	$74,329

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

Operating environment of the Group

        Economic environment—A significant portion of the Group's business operations relate to the Central and Eastern Europe ("CEE") countries. CEE includes Poland, Romania, Bulgaria, Russia and Ukraine. CEE countries continue economic reforms and development of their legal, tax and regulatory frameworks as required by a market economy. The future stability of the CEE countries' economies is

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

15. Commitments and contingencies (Continued)

largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the governments.

        Exchange Rate—Although the Company's reporting currency is the U.S. dollar, the Group's sales are largely denominated in U.S. dollars and euros, and, to a lesser extent, in British pounds and Russian rubles, whereas the Group's expenses are largely denominated in U.S. dollars, Russian rubles, Polish złoty, British pounds and Romanian leu. As a result, currency fluctuations, and especially the appreciation of the Russian ruble relative to the U.S. dollar and the depreciation of the euro relative to U.S. dollar, affect the Company's results of operations.

        During 2016 financial year the euro depreciated against the U.S. dollar by 3% and was on average 12% lower than during 2015. The British pound and Russian ruble were on average 6% and 29% lower, respectively, than during 2015 financial year.

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

        The Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all "controlled" transactions if the transaction price differs from the market level of prices. The list of "controlled" transactions includes transactions performed with related parties within the country and all cross-border transactions with related parties.

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

        In Poland the transfer pricing rules are covered by the Corporate Income Tax Act and Personal Income Tax Act introduced the arm's-length principle, providing a definition of "affiliation" and the criteria for determining the size of direct and indirect shares held in another entity. The above Acts provide detailed guidance regarding transactions that are subject to documentation requirements, including the value limits and categories of such transactions. Polish transfer pricing documentation

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

15. Commitments and contingencies (Continued)

requirements also encompass transactions in which payment is made directly or indirectly to an entity considered to be in a tax haven. The list of these territories and countries is presented in the Ministry of Finance Decree of 9 April 2013, regarding the countries and territories applying harmful tax competition rules. The decree was issued separately for personal and corporate taxation purposes.

        Starting from January 2017 current definition of a related party will modify increasing capital relations threshold from 5% to 25%.

        The general transfer pricing principle sets that if the parties to a transaction, due to their relationship, agree to or impose terms and conditions that differ from those that would be agreed to by unrelated parties, resulting in the domestic entity not reporting income from the transaction or reporting lower income than would be expected if the relationship did not exist, the taxing authorities may assess additional income and determine the tax due on such income for the domestic entity.

        Domestic entities transacting with foreign related parties are allowed to adjust their income if the foreign tax authorities assert that the transactional prices do not meet the arm's-length principle. Consequently, additional income of the foreign entity is assessed, and the tax due on such income is determined (the so-called corresponding adjustment). However, the Polish tax authorities must justify and accept prerequisites for making the adjustment.

        Adjustments to the domestic entities' income will be allowed on the basis of the agreement for the avoidance of double taxation between Poland and the country of a related party, or on the basis of the convention of 23 July 1990 for the elimination of double taxation in connection with the adjustment of profits of related entities.

        The Romanian Fiscal Code and the related norms provide that the tax authority should also consider the OECD Guidelines when analyzing the prices applied in related party transactions. In addition, the legislation on transfer pricing documentation requirements in Romania also refers to the European Union Code of Conduct on Transfer Pricing Documentation (C176/1 of 28 July 2006).

        Romanian entities having transactions with related parties should make the transfer pricing documentation file for such transactions available upon the request of the tax authority and within the required term.The transfer pricing documentation file should comprise information regarding the taxpayer, the group and the related party transactions (including an analysis of the functions performed and the risks assumed by the related parties), as well as information about the transfer pricing methods used for determining the value of related party transactions. Finally, it should contain a set of relevant statistical comparables.

        In FY2016 the Group determined its tax liabilities arising from "controlled" transactions using actual transaction prices. It cannot be excluded that the tax authorities of the counties of the Company's presence may challenge the level of prices applied by the Group under the transactions with related parties and accrue additional tax liabilities unless the Group is able to demonstrate the use of market prices with respect to the intercompany transactions

        The Group reports results of operations based on its determination of the amount of taxes owed in the various jurisdictions in which it operates. The Group has certain intercompany arrangements among its subsidiaries in relation to various aspects of business, including R&D, marketing and sales functions. The tax authorities in the jurisdictions where Group operates may audit tax returns, may

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

15. Commitments and contingencies (Continued)

disagree with the position taken in those returns and try to increase the taxable base in its jurisdiction applying transfer pricing, tax residency or other tax concepts. An adverse outcome resulting from any settlement or future examination of the Group's tax returns may result in additional tax liabilities and may adversely affect the Group's effective tax rate.

        In addition, the use of the independent contractors in Ukraine may also expose the Group to additional tax risks in the manner which is not currently determinable.

        On January 1, 2015, the Federal law No. 376-FZ (as amended with further acts) became effective in Russia introducing the so-called "de-offshorization" legislation designed to combat tax avoidance and ensure transparency of transactions for tax purposes. Namely, the law introduces (i) the CFC rules ("CFC Rules"), according to which in certain circumstances undistributed profits of foreign legal entities and "structures" (such as trusts, funds or partnerships) domiciled in certain jurisdictions, which are owned or controlled by Russian tax residents (legal entities or individuals) shall be subject to taxation in Russia; (ii) the concept of tax residency for legal entities, under which a foreign legal entity could be subjected to Russian tax residency; (iii) taxation of income from sale of a participation interest in "property-reach" companies; and (iv) beneficial ownership concept in order to clarify the definition of the "beneficial owner" for international taxation purposes, into the Russian Tax Code. Under CFC rules retained profits of foreign companies and non-corporate structures controlled by Russian tax residents (companies and individuals) may be subject to Russian taxation. Russian taxpayers (controlling parties) must inform the tax authorities of the foreign companies controlled by them, while the tax authorities may impose additional tax liabilities to the taxpayers failing to include retained profit of the foreign controlled companies in their taxable base, where necessary.

        No assurance can be currently given as to the exact nature of these amendments, their potential interpretation by tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to the Russian tax legislation.

        As of March 31, 2016, management believes that its interpretation of the relevant legislation is appropriate and that the Group's tax positions will be sustained. However, due to the above reasons, it is at least reasonably possible that relevant governmental authorities in CEE countries may attempt to assess additional income and non-income taxes, against the Group or certain of its Subsidiaries. The extent of potential assessments and the ultimate success thereof are not currently estimable. Management will vigorously defend its positions if such claims are assessed.

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

15. Commitments and contingencies (Continued)

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

16. Segment information

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

Geographic area information

        Revenues by geographical location are as follows, based on the location of the customers:

	For the years ended March 31,
	2016	2015	2014
UK	$223,566	$159,866	$110,950
USA	202,855	204,541	167,038
Germany	86,332	64,723	49,648
Russia	32,748	36,022	35,835
Switzerland	23,489	10,800	7,057
Singapore	10,154	15,216	1,536
Rest of Europe	48,944	22,109	14,032
Other	22,664	7,271	12,235

Total revenues by geographical location	$650,752	$520,548	$398,331

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

16. Segment information (Continued)

        Geographical information about the Group's long-lived assets is based on physical location of the assets:

	As of March 31,
	2016	2015
USA	$30,211	$32,624
Romania	29,597	25,862
UK	15,327	15,847
Switzerland	11,746	5,812
Russia	9,375	11,910
Poland	8,236	2,918
Ukraine	7,419	10,467
Luxembourg	4,765	—
Germany	3,494	336
Cyprus	2,389	4,185
Other	3,223	1,488

Total	$125,782	$111,449

Client Information

        Revenues from the transactions with external customers with individual turnover over 10% and over 5% of total revenues are the following:

	For the years ended March 31,
	2016	2015	2014
Revenues over 10% of total revenues	340,189	293,761	206,253
Revenues over 5% of the total revenues	387,114	333,404	269,021

17. Share-based compensation

        During the financial year ended March 31, 2015, the Company launched a share-based remuneration plan (the Plan) for management of the Group. The Plan consists of remuneration programs for the CEO, the top management of the Company and other employees and consultants (hereinafter—"participants"). A total of 2,300,000 Class A common shares, with no par value, of the Company were authorized for issuance under the Plan. The shares that may be issued under the Plan may be authorized and unissued shares, shares held in treasury or shares purchased on the open market or by private purchase.

        On November 10, 2015, the share pool available for the Plan was extended to 2,452,000 Class A common shares, with no par value. Additionally, on that date, the Company's Board approved further annual allocation of Class A common shares to the Plan. The available for issuance share pool will be not more than the lesser of 2% of the total Company's outstanding number of shares, and 1,000,000 shares.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

17. Share-based compensation (Continued)

        The Plan provides for the grant of options, stock appreciation rights ("SARs"), restricted stock awards, performance share awards ("PSA"), restricted stock units ("RSUs"), cash-based awards, dividend equivalents and other stock-based awards to the Company's directors and to the Company's or affiliates' current and prospective employees and consultants and prospective employees or consultants.

        All instruments granted within the Plan by the Company are accounted for as equity instruments. The compensation expense is recognised over the requisite service period which coincides with the vesting period.

        Upon exercise of the instruments, the participants receive a certain number of the Company's shares. For tax residents of the USA, the UK or Switzerland, personal income tax arising from exercise of the instruments in accordance with the tax legislation of the country of the participant's tax residence is withheld by the Company in form of treasury shares.

        The amount of expenses for years ended March 31, 2016, 2015 and 2014 included in the accompanying statements of comprehensive income was as follows:

	2016	2015	2014
SOP II	$—	$816	$1,418
SOP III	11,587	3,038	—
CEO remuneration	4,970	742	—
Top Management bonus in the form of shares	1,188	1,187	—

Total	$17,745	$5,783	$1,418

        The details of each program within the Plan are discussed below.

Top Management Bonus

        On August 12, 2014, the Board of Directors adopted share-based remuneration plan ("Top bonus") for management of the Group. The program was approved by the Company's shareholders on November 14, 2014. In accordance with the terms of the Top bonus, the Company granted 164,257 RSUs which entitle the holders to receive a fixed number of Class A shares, allocated for issuance under this plan, at no cost subject to continued service conditions. The grant-date fair value of each RSU was $36.17.

        The RSUs are subject to service conditions and are vesting in annual increments over a five-year period as follows:

RSUs
March 31, 2015	32,851
March 31, 2016	32,851
March 31, 2017	32,851
March 31, 2018	32,851
March 31, 2019	32,853

164,257

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

17. Share-based compensation (Continued)

        The first and the second tranches were vested and exercised as of March 31, 2016. The following schedule presents the information about the RSUs outstanding as of March 31, 2016 and 2015:

	As of March 31,
	2016	2015
The number of RSUs outstanding, units	98,555	131,406
The weighted-average remaining contractual term, days	730	914
The intrinsic value of the RSUs outstanding, in thousands of the U.S. dollars	$5,423	$6,799

        The intrinsic value of the RSUs exercised during financial years 2016 and 2015 was $1,700 and $1,808, respectively.

        As of March 31, 2016, the total compensation cost related to non-vested RSUs not yet recognized was $3,565.

CEO remuneration

        In accordance with the program approved on November 14, 2014, 328,513 RSUs were granted to the CEO of the Company. The RSUs are subject to vesting in annual increments over a five-year period. The program does not provide for an automatic exercise of the vested RSUs and requires a submission of an exercise notice.

        On November 10, 2015, additional 328,513 RSUs, subject to service and market conditions, were granted to the CEO. The RSUs will vest on August 12, 2019, subject to continued employement and certain level of average market capitalization of the Company during the last 6 months prior to the vesting date.

        The grant-date share prices in U.S. dollars for the two grants were as follows:

	Dec 16, 2014 grant	Nov 10, 2015 grant
Grant-date share price	36.21	70.3

        The RSUs have no exercise price. The vesting schedule for both grants is presented below:

RSUs
August 12, 2015	65,702
August 12, 2016	65,702
August 12, 2017	65,702
August 12, 2018	65,702
August 12, 2019	394,218

657,026

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

17. Share-based compensation (Continued)

        As of March 31, 2016, the first tranche was vested, but not exercised. The following schedule presents the information about the RSUs outstanding as of March 31, 2016 and 2015:

	As of March 31,
	2016	2015
The number of RSUs outstanding, units	657,026	328,513
The weighted-average remaining contractual term, days	986	865
The intrinsic value of the RSUs outstanding, in thousands of the U.S. dollars	$36,156	$16,997

        As of March 31, 2016, the total compensation cost related to non-vested instruments not yet recognized was $29,279.

SOP III

        On November 11, 2014, the Board of directors adopted the Incentive Compensation Plan for the employees and consultants of the Group ("SOP III"). The SOP III became effective on November 14, 2014, the date on which the Company's shareholders approved the program.

        The SOP III provides for the grant of SARs, RSUs and PSA to the current and prospective employees and consultants of the Group. The following table presents the vesting schedule of the instruments granted on December 16, 2014:

	PSAs	SARs	RSUs
January 1, 2016	264,690	91,652	136,085
January 1, 2017	319,121	113,332	167,526
January 1, 2018	319,121	118,268	168,513
January 1, 2019	381,382	110,334	195,579

	1,284,314	433,586	667,703

        RSUs awarded under the SOP III entitle the holder to receive a fixed number of Class A shares at no cost subject to continued service conditions. The holders of RSUs have no rights to dividends or dividends equivalent. Since the exercise price for the RSUs granted under the SOP III is zero, the fair values of the grants were measured using fair values of shares at the date of grant including 3% annual attrition rate.

        SARs issued under the SOP III to certain participants who reside in the US entitle the holder to receive a number of Class A shares at no cost determined by reference to appreciation from and after the date of grant in the fair market value of a Class A share over the grant price.

        PSAs awarded under the SOP III to certain participants who reside outside the US entitle the holder to receive a fixed number of Class A shares at no cost subject to continued service conditions and determined by reference to the fair market value of Class A share at the exercise date.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

17. Share-based compensation (Continued)

        The fair value of SARs and PSAs was measured using Longstaff—Schwartz model. Valuation of SARs and PSAs was made using the following assumptions:

Risk free interest rate	2%
Expected dividend yield	0%
Attrition rate	3%
Volatility factor	40%

	Dec 16, 2014 grant	May 12, 2015 grant	Jan 1, 2016 grant	Feb 11, 2016 grant
Grant-date share price, US$	36.21	52.8	71.36	55.64

        During the year ended March 31, 2015, 6,445 RSUs were forfeited. The following table reconciles the quantity of restricted stock units, stock appreciation rights and performance share awards as of March 31, 2015, to the quantity as of March 31, 2016:

	Restricted stock units	Stock Appreciation Rights	Performance Share Awards
Outstanding as of March 31, 2015	661,258	433,586	1,284,314

Granted during the period	32,426	—	—
Exercised during the period	(145,144)	(57,829)	(236,168)
Cancelled during the period	(4,445)	—	—
Forfeited during the period	(19,793)	(61,540)	(9,737)

Outstanding as of March 31, 2016	524,302	314,217	1,038,409

        The following table summarizes information about restricted stock units, stock appreciation rights and performance share awards for the period from March 31, 2015, to March 31, 2016:

	Restricted stock units		Stock Appreciation Rights		Performance Share Awards
	Quantity	Weighted Average grant-date fair value, $	Quantity	Weighted Average grant-date fair value, $	Quantity	Weighted Average grant-date fair value, $
Non-vested as of March 31, 2015	661,258	36.21	433,586	4.55	1,284,314	5.29

Granted during the period	32,426	58.82	—	—	—	—
Vested during the period	(145,144)	37.30	(91,652)	4.55	(264,690)	5.29
Cancelled during the period	(4,445)	36.21	—	—	—	—
Forfeited during the period	(19,793)	36.21	(61,540)	4.55	(9,737)	5.29

Non-vested as of March 31, 2016	524,302	37.30	280,394	4.55	1,009,887	5.29

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

17. Share-based compensation (Continued)

        The schedule below summarizes the information about restricted stock units, stock appreciation rights and performance share awards outstanding and exercisable as of March 31, 2016:

	Restricted stock units	Stock Appreciation Right	Performance Share Award
Outstanding as of March 31, 2016
Number of instruments	524,302	280,394	1,009,887
Intrinsic value, in thousands of the U.S. dollars	28,852	4,521	19,117
Weighted-average remaining contractual term, days	656	632	663
Vested and exercisable as of March 31, 2016
Number of instruments	—	33,823	28,522
Intrinsic value, in thousands of the U.S. dollars	—	545	540

        No instruments were exercised during financial years 2015 and 2014. The following table summarizes information about the intrinsic value of Company's restricted stock units, stock appreciation rights and performance share awards exercised during 2016:

2016
Total intrinsic value of RSUs exercised	$10,376
Total intrinsic value of SARs exercised	$2,211
Total intrinsic value of PSAs exercised	$9,291

        The total compensation cost related to non-vested awards not yet recognized is $23,210 at March 31, 2016.

SOP II

        On December 15, 2011, the Board of Directors adopted stock option plan ("SOP II") for the employees and managers and granted 585,032 shares of the Company to the participants. On June 15, 2013, the Board of Directors adopted a stock option plan (SOP II+) for the two employees of Group and granted 18,900 shares of the Company to the participants.

        The options granted, subject to service conditions and certain performance conditions, namely revenue and EBITDA of the Group for the year ended March 31, 2014, for the vesting on June 15, 2014, vested as follows:

	SOP II	SOP II+
June 15, 2012	141,372	—
June 15, 2013	151,508	6,748
June 15, 2014	292,152	12,152

	585,032	18,900

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

17. Share-based compensation (Continued)

        On June 15, 2012, the Company exchanged 84,700 options held by its U.S. employees for the same number of restricted shares to the Company's U.S. employees subject to the same vesting and other conditions.

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

        On June 15, 2014, Luxoft Holding Inc. issued shares in the total amount of 123,470 pursuant to the SOP II and SOP II+.

        Since the exercise price for the options is zero, the fair values of the grants were measured using the fair values of shares reduced by the amount of present value of the expected dividends during the expected option terms. The fair value of the options was measured at the dates of the respective grants based on the following assumptions:

	Dec 15, 2011 grant	Jun 15, 2013 grant	Feb 12, 2014 grant	May 12, 2014 grant
Share price, US$	15.25	18.82	37.79	27.45
Expected dividend yield, %	1.9	—	—	—
Risk-free interest rate, %	5.3	3.10	—	—

        As of March 31, 2015, 112,896 RSUs were vested and exercisable, all exercised during the year ended March 31, 2016. As of that date there were no outstanding RSUs under SOP II or SOP II+ plans.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

18. Accumulated other comprehensive income

        The changes in accumulated other comprehensive income by component were as follows:

	Year Ended March 31,
	2016	2015	2014
Derivatives
Accumulated other comprehensive income balance, beginning of period	$—	$—	$—
Gains/(losses) on derivative instruments, net of tax effect of $197	(1,412)	—	—

Accumulated other comprehensive income balance, end of period	$(1,412)	$—	$—

Pension plan
Accumulated other comprehensive income balance, beginning of period	$(378)	$—	$—
Unrealized gains, net of tax effects of $40 and $28	(205)	(378)	—

Accumulated other comprehensive income balance, end of period	$(583)	$(378)	$—

Translation Adjustments and Other
Accumulated other comprehensive income (loss) balance, beginning of period	$(1,322)	$(1,275)	$(2,393)
Translation adjustments with no tax effects	(664)	(47)	1,118
Accumulated other comprehensive income (loss) balance, end of period	$(1,986)	$(1,322)	$(1,275)

Total accumulated other comprehensive loss, end of period	(3,981)	(1,700)	(1,275)

        Deferred taxes are not provided on cumulative translation adjustments where the Group expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to earnings that are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to other comprehensive income.

19. Earnings per share

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

19. Earnings per share (Continued)

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

19. Earnings per share (Continued)

        The following table sets forth the computation of basic and diluted earnings per share:

	Years ended March 31,
	2016		2015		2014
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands U.S. dollars, except share amounts and EPS)
Basic EPS
Numerator

Net income attributable to the Group	$42,976	$27,275	$24,963	$38,186	$8,921	$42,309

Denominator
Weighted average number of ordinary shares	20,156,818	12,792,989	12,962,222	19,828,489	5,595,292	26,534,063
Basic EPS

Net income attributable to the Group	$2.13	$2.13	$1.93	$1.93	$1.59	$1.59

Net income attributable to the Group	42,976	27,275	24,963	38,186	8,921	42,309
Realocation of net income as a result of conversion of Class B to Class A ordinary shares	27,275	—	38,186	—	42,309	—

Net income attributable to the Group	$70,251	$27,275	$63,149	$38,186	$51,230	$42,309

Denominator
Conversion of Class B to Class A shares	12,792,989	—	19,828,489	—	26,534,063	—
Stock option plans	1,138,407	1,138,407	321,042	321,042	113,133	113,133

Diluted weighted average number of ordinary shares outstanding	34,088,214	13,931,396	33,111,753	20,149,531	32,242,488	26,647,196

Diluted net income attributable to the Group per share	$2.06	$1.96	$1.91	$1.90	$1.59	$1.59

20. Employee Benefit Plans

        Luxoft Global Operations GmbH maintains a mandatory defined benefit pension plan in accordance with the legislation of Switzerland, which obliges all Swiss employers to provide a minimum pension plan for their employees. According to the plan, contributions are defined by the plan regulations and cannot be decreased without amending the plan regulations. In pension funds the employer has to pay at least as much as the employees. Swiss pension funds are legally independent from the employer. Funding is granted there by means of defined savings contributions on individual retirement assets implementing a guaranteed interest rate (1.75% for 2014-2015 and 1.25% for 2016) and a fixed conversion rate (6.8%) for old age pensions of the retirement asset.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

20. Employee Benefit Plans (Continued)

        The Group accounts for its defined benefit pension plan in accordance with ASC Subtopic 715-30, Defined Benefit Plans—Pension. Benefits under this plan are based on the employees' years of service and compensation.

        The present value of the Projected Benefit Obligation (PBO) is determined using the projected unit method. The following inputs were used in benefit calculations:

	Years ended March 31,
	2016	2015
Discount rate at April 1, 2015 and 2014	0.9%	2.2%
Expected rate of return on plan assets at April 1, 2015 and 2014	3.0%	3.0%
Discount rate at March 31, 2016 and 2015	0.5%	0.9%
Expected rate of return on plan assets at March 31, 2016 and 2015	2.5%	3.0%
Future salary increases	1.5%	1.5%
Future pension increases	0.0%	0.0%
Expected average remaining working lives in years	11	12

        Mortality and disability rates used were in accordance with the mortality tables "BVG 2010" (generation tables) published in December 2010.

        Luxoft Global Operations GmbH is affiliated via contract with the collective foundation AXA Foundation for Occupational Benefits. As there is no financial statement for each contract separately, the plan assets at fair value correspond to the lump sum of savings of the plan participants at reporting date. The collective foundation is responsible for the investment of the assets. The plan assets consist entirely of insurance assets.

        The change in the projected benefit obligations for the years ended March 31, 2016 and 2015, is as following:

	For the years ended March 31,
	2016	2015
Balance at the beginning of period	$603	$61
Interest cost	11	4
Current service cost	398	95
Prior service costs	(50)	(7)
Contributions by plan participants	699	110
Actuarial loss on obligation	287	336
Foreign currency exchange rate changes	41	4

Balance at the end of period	$1,989	$603

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

20. Employee Benefit Plans (Continued)

The fair value of pension plan's investments is presented below. The inputs and valuation techniques used to measure the fair value of these assets are discussed in Note 2 and have been applied consistently.

	For the years ended March 31,
	2016	2015
Balance at the beginning of period	$274	$18
Actual return on plan assets	(26)	(16)
Contribution paid	233	160
Benefits (paid)/deposited	699	110
Foreign currency exchange rate changes	19	2

Balance at the end of period	$1,199	$274

        The funded status of the plan and the amounts recognized in the statement of financial position as of March 31, 2016 and 2015, respectively, are as follows:

	As of March 31,
	2016	2015
Benefit obligations	1,989	603
Fair value of plan assets	1,199	274

Underfunded	790	329

        At March 31, 2016 and 2015, the plan liabilities in amounts of $790 and $329, respectively, were recognized within other non-current liabilities.

        For the years ended March 31, 2016, 2015 and 2014, the Group recognized $413, $99 and $62, respectively, of net periodic pension cost within selling, general and administrative expenses and $205, $378 and nil, respectively, of unrecognized actuarial loss in accumulated other comprehensive loss .

        In 2017 financial year, the Group estimates to amortize $5 of prior service cost and $45 of net actuarial loss from accumulated other comprehensive income into pension cost.

21. Subsequent events

        On July 15, 2016, Luxoft USA, Inc. completed the acquisition of INSYS Group, Inc. ("Insys"), an IT consulting provider focusing on advanced predictive analytics, business intelligence and data warehousing, digital marketing, and enterprise information management. Luxoft acquired all of the issued and outstanding shares of common stock of Insys for an initial payment of $37.9 million with the remaining amount payable being subject to certain revenue and EBITDA targets to be achieved by Insys for the six-month period ending December 31, 2016, and its 2017 and 2018 fiscal years. The total amount of contingent purchase consideration is not to exceed $33.5 million.

        Additionally, under the Purchase Agreement, certain managers of Insys are eligible for incentive payments under a management earnout participation plan in an amount of up to $7.0 million.