Form 20-F
period 2017-03-31
Luxoft Holding, Inc
filed 2017-07-14
CIK 1538375

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2017: 22,010,199 Class A ordinary shares with no par value and 11,436,022 Class B ordinary shares with no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer" "accelerated filer", "smaller reporting company"and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

        Throughout this annual report, we refer to various trademarks, service marks and trade names that we use in our business. "Luxoft" is our registered trademark. We also have several other registered trademarks, service marks and pending applications relating to our products and services. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

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

i

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

PART I

ITEM 3:    Key Information

A.  Selected Financial Data

        The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with "ITEM 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included elsewhere in this annual report. We have derived the consolidated statements of income data for the years ended March 31, 2017, 2016, and 2015 and the consolidated balance sheet data as of March 31, 2017 and 2016 from our audited consolidated financial statements included in "ITEM 18. Financial Statements," which have been prepared in accordance with generally accepted accounting principles in the United States. We have derived the consolidated statements of income data for the years ended March 31, 2014 and 2013 and the consolidated balance sheet data as of March 31, 2015, 2014 and 2013 from our audited consolidated financial statements, which are not included in this annual report. Historical results are not indicative of the results to be expected in the future.

	For the years ended March 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. dollars, except share and per share amounts)
Consolidated statements of comprehensive income:
Sales of services	$785,561	$650,752	$520,548	$398,331	$314,596
Operating expenses
Cost of services (exclusive of depreciation and amortization)	474,980	379,331	293,960	229,537	185,557
Selling, general and administrative expenses	213,723	171,707	128,952	95,946	76,911
Depreciation and amortization	34,847	23,814	16,834	12,944	8,981
(Gain)/ Loss from revaluation of contingent liability	(10,031)	(2,511)	1,166	922	—
Impairment loss	5,287	—	—	—	—
Operating income	66,755	78,411	79,636	58,982	43,147
Other income and expenses
Interest expense, net	(81)	121	(543)	(1,508)	(1,277)
Other gain (loss), net	5,119	3,947	1,430	557	(1)
Gain (loss) from foreign currency exchange contract	1,314	261	1,321	(1,134)	(621)
Net foreign exchange (loss)	(2,604)	(381)	(8,867)	(961)	(66)
Income before income taxes	70,503	82,359	72,977	55,936	41,182

Income tax expense	(7,865)	(12,108)	(9,828)	(4,706)	(3,645)
Income from continuing operations	62,638	70,251	63,149	51,230	37,537

Income/(loss) from discontinued operations	—	—	—	—	—
Net income	$62,638	$70,251	$63,149	$51,230	$37,537

Net income attributable to the non-controlling interest	—	—	—	—	—

Net income attributable to the Group	$62,638	$70,251	$63,149	$51,230	$37,537

Actual net income per ordinary share and pro forma per Class A and Class B ordinary shares(1):
Basic	$1.88	$2.13	$1.93	$1.59	$1.27

Diluted	$1.84	$2.06	$1.91	$1.59	$1.24

Actual weighted average number of Class A and Class B ordinary shares
Basic	33,280,771	32,949,807	32,790,711	32,129,355	29,662,696

Diluted	34,000,674	34,088,214	33,111,753	32,242,488	30,235,884

Dividends declared per share	$—	$—	$—	$—	$0.91

	As of March 31,
	2017	2016	2015	2014	2013
	(in thousands)
Consolidated Statements of Financial Positions Data
Cash and cash equivalents	$109,558	$108,545	$45,593	$37,503	$4,499
Work-in-progress	2,805	1,595	1,449	4,720	3,478
Working capital(2)	177,812	195,005	125,958	65,682	46,662

Total assets	547,207	394,542	306,569	217,697	155,222

Total borrowings(3)	1,055	817	1,401	20,582	16,765

Total liabilities	160,389	92,809	88,445	68,080	59,927

Total equity	386,818	$301,733	$218,124	$149,617	$95,295

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

        We are dependent on our key clients for a significant portion of our sales of services. Our largest clients, Deutsche Bank and UBS, together accounted for 56.4%, 52.3% and 43.3% of our sales of services in the fiscal years ended March 31, 2015, 2016 and 2017, respectively. In the aggregate, our ten largest clients accounted for 80.1%, 73.7% and 66.0% of our sales of services in the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

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

        We have recently experienced rapid growth and significantly expanded our business. Our sales of services grew from $314.6 million in the fiscal year ended March 31, 2013 to $785.6 million for the fiscal year ended March 31, 2017. As of March 31, 2017, we had 12,766 personnel, as compared to 11,087 personnel as of March 31, 2016. Our rapid growth has placed, and we expect it to continue to place, significant demands on our management and our administrative, operational and financial infrastructure. In addition, since the fiscal year ended March 31, 2015, we have been implementing our Global Upgrade Program, which is aimed at increasing the share of our operations in the EU, the U.K., Asia Pacific and North America. The Global Upgrade Program has resulted in our expansion in Central and Eastern Europe and is expected to facilitate our expansion into new markets. Continued expansion increases the challenges we face in offering our services in the following areas:

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

        We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the fiscal year ended March 31, 2017, we derived 61.6%, 14.1% and 8.9% of our sales of services from clients operating in the financial services, automotive and transport, and telecom industries, respectively. Furthermore, we anticipate our product sales will be largely to clients in the same industries. Our business and growth depend to a large extent on continued demand for our services from clients and potential clients in these industries. Demand for our services and products in general, as well as in any industry specifically, could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications and software development services generally, or consolidation within the industry. Clients in these affected industries could terminate their contracts with us, generally by giving between 30 days and six months' notice, or choose not to renew their contracts with us. In addition, serving a major client within a particular industry may restrict our ability to enter into engagements with competitors of that client, and certain of our client contracts prohibit certain of our employees from working on engagements with our clients' competitors. As businesses within these industries, in particular, the financial services industry, continue to limit the number of vendors from whom they buy products and services, we may face challenges in gaining new clients or keeping the existing clients. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant sales of services in the future, may have a material adverse effect on our results of operations.

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

        Attrition rates among our employees were 10.5%, 10.3% and 12.7% for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. We define "attrition" as the total number of personnel with more than six months of work experience in the Company, who have left the Company during the reporting period, divided by the total number of personnel at the end of the reporting period, net of employees who have left on the last day of the period. We believe that our competitors calculate attrition based on the same principles, although their methodology may differ slightly from ours. We may encounter higher attrition rates in the future. A significant increase in the attrition rate among professionals with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. The competition for highly-skilled professionals may require us to increase salaries, and we may be unable to pass on all these increased costs to our clients. These factors may, as a result, have a material adverse effect on our profitability and results of operations.

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

        We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the fiscal year ended March 31, 2017, 56.5% of our sales were denominated in U.S. dollars and 28.3% were denominated in euros, and 12.7% of our expenses were denominated in Polish zloty and 12.5% in Russian rubles. As a result, weakening of the euro against U.S. dollar, as well as strengthening of the Russian ruble and Polish zloty relative to the U.S. dollar, are significant short-term risks to our financial performance. The Russian ruble-to-U.S. dollar and euro-to-U.S. dollar exchange rates have been volatile in the past few years as a result of instability of the global financial markets. Any further significant fluctuations in currency exchange rates may have a material impact on our business.

        In addition, economies in CEE countries such as Russia and Ukraine have periodically experienced high rates of inflation. Periods of higher inflation may slow economic growth in those countries. As a substantial portion of our expenses are denominated in Russian rubles, the relative movement of inflation can significantly affect our results of operations by increasing some of our costs and expenses, including wages, rents, leases and employee benefit payments, which we may not be able to pass on to our clients and, as a result, may reduce our profitability and materially adversely affect our business. Inflationary pressures could also slow economic growth in the applicable countries and limit our ability to access financial markets and take counter-inflationary measures, which may harm our financial condition and results of operations or materially adversely affect the market price of our securities.

The decision by the United Kingdom to exit from the European Union could materially adversely affect our business and results of operations.

        In a referendum held on June 23, 2016, the people of the United Kingdom voted in favor of the United Kingdom withdrawing from the European Union ("Brexit") and on March 29, 2017, the United Kingdom formally notified the European Union of its intention to withdraw from the European Union. A two-year period has now commenced during which the United Kingdom and the European Union will negotiate the future terms of the United Kingdom's relationship with the European Union, including, among other things, the terms of trade and immigration between the United Kingdom and the European Union. The effects of Brexit will depend on any agreements the United Kingdom reaches to retain access to EU markets either during a transitional period or more permanently.

        We have two UK subsidiaries, which together employ approximately 380 people, and have operations across the European Union. As a result, we face risks associated with the political and economic uncertainty and consequences that have flowed, and may continue to flow, from Brexit.

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

        Although the long-term effects of Brexit will depend on any agreements the United Kingdom makes to retain access to the EU markets, the United Kingdom could lose access to the single EU market, including the single market for financial services, and to the global trade deals negotiated by the European Union on behalf of its members, which may materially harm the UK financial services industry and increase trade barriers, both of which could adversely affect our results of operations. For a company with UK subsidiaries and operations across Europe, such as us, Brexit could result in adverse changes in applicable tax benefits or liabilities in various jurisdictions within and outside EU, reconsideration of indirect tax rules without EU VAT Directive, restrictions on the movement of capital or sales of services, and limitations on the mobility of our personnel. Any of these effects of Brexit, among others, could materially adversely affect our business, results of operations and financial condition.

Significant political or regulatory developments, such as those stemming from the recent change of the presidential administration in the U.S. could have a materially adverse effect on us.

        In the United States, the new presidential administration expressed support for and may implement greater restrictions on free trade and increases tariffs on goods imported into the United States, as well as a comprehensive tax reform, including in corporate and income taxation. While we cannot predict whether quotas, duties, tariffs, taxes or other similar restrictions will be imposed by the United States or other countries upon the import or export of our products in the future, given our significant sales operations in the U.S., changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign investment in the U.S. could materially and adversely affect our business.

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

Our profitability could suffer if we are not able to manage large and complex projects.

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

        We have granted shares and share-based instruments under our stock option plan, as a result of which we have recorded $29.0 million, $17.7 million, $5.8 million, $1.4 million, and $5.5 million in share-based compensation expenses for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013, respectively.

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

        On occasion we have expanded our service capabilities and gained new clients through selective acquisitions. During the fiscal year ended March 31, 2017, we completed four acquisitions, and we plan to continue making selective acquisitions in the future. Our ability to successfully integrate an acquired business and realize the benefits of an acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

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

        We have operations in a number of jurisdictions, including Russia, Ukraine, Romania, Bulgaria, the United States, the United Kingdom, Germany, Poland, Mexico, South Africa, Australia, Canada, Singapore and Vietnam, and we serve clients across North America, Australia, Europe and Asia. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business.

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

Our effective tax rate could be materially adversely affected by a number of factors, including recent OECD initiatives

        We conduct business globally and file income tax returns in Switzerland, the United States, the United Kingdom, Russia, Romania, Poland, Ukraine and multiple other tax jurisdictions. Our effective tax rate could be materially adversely affected by a number of factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate and which have different statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; implementation, by various jurisdictions, of measures developed by the Organization for Economic Cooperation and Development (OECD) and aimed at preventing base erosion and profit shifting (BEPS) and enhancing international exchange of financial and tax information; and the resolution of issues arising from tax audits or examinations and any related interest or penalties; acquisition or setting up of new businesses in jurisdictions with higher statutory rates, undeveloped or evolving tax regimes.

        We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have certain intercompany arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions, as well as financing and licensing arrangements that are subject to transfer pricing regulations of the respective jurisdictions. U.S. transfer pricing regulations, OECD regulations, as well as regulations applicable in CEE countries in which we operate, require international transactions involving associated enterprises be on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length terms; however, the determination of transfer prices for intercompany transactions and relevant tax liabilities in each particular jurisdiction requires estimates, judgment and complex calculations, and the ultimate tax determination may not be certain.

        The Organization for Economic Cooperation and Development ("OECD") has been working on a Base Erosion and Profit Shifting project ("BEPS"), resulting in issuance in 2015 and further years guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. It is expected that OECD will continue issuing further comments and practical guidelines on BEPS in the future which can also impact our approaches to future tax computations.

        Actions 8-10 of BEPS seek to update guidance on practical application of arm's-length principle, removing outdated emphasis on contractual allocation of risks, functions and assets, which has proven to be vulnerable to manipulation. Instead, OECD proposes using pricing methods that will allocate profits to jurisdictions with the most important economic activities, functions performed and risks undertaken and align transfer pricing outcome with value created in such locations. Many countries, where we operate, have implemented at least some of OECD guidelines by introducing new tax legislation of varying scope and wording. It is currently unknown what would be the effect of applying updated guidelines to our intercompany arrangements, but we cannot exclude that it will lead to increase of our effective tax rate.

        Action 13 of BEPS proposes an addition to transfer pricing documentation in the form of Country-by-Country Report ("CbCR"). The new guidance requires large multinational enterprises to provide tax authorities a global overview of enterprise operations and taxation in a format of unified report. This overview contains business activities description, information about employees, assets, revenue, profits before tax, accrued and paid income taxes and several other indicators for each jurisdiction, where the Group operates. Such reporting requirements are proposed to be applicable to multinational enterprises with annual consolidated Group revenue exceeding EUR 750 million (although some countries have established a different threshold for national purposes). The proposed reporting rules have met worldwide recognition, and majority of developed countries have adopted CbCR legislation. We are not in the scope of CbCR reporting for the year ended March 31, 2017; however we expect to exceed reporting threshold in the next two years. Visibility of global operations and taxation may lead tax authorities in some countries to increased scrutiny of intercompany arrangements and challenging tax treatment of transactions, which was not questioned before. In addition, automatic exchange of information, which is implemented by tax authorities worldwide, may also result in additional tax claims to us.

        If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment and/or imposes fines and/or penalties, including, as a result of a determination, that the transfer prices and terms we have applied are not appropriate, this could have a negative impact on our financial results.

We may encounter difficulties in obtaining withholding income tax benefits envisaged by the Cypriot double tax treaties for dividends distributed from our subsidiaries.

        Our subsidiary in Cyprus is a sub-holding company, which is a direct or indirect 100% parent of all other legal entities of the Group, except for Luxoft Holding, Inc. Upstream dividends, which could be paid to Cyprus by our major operational legal entities, may be subject to withholding income tax upon distribution.

        Cyprus has a wide range of double tax treaties with various jurisdictions, which often provide either decreased tax rate or complete exemption from withholding taxes. For example, under a tax treaty between Cyprus and Switzerland the withholding tax on dividends may be reduced to zero. At the same time, most of the double tax treaties contain a limitation on benefits provisions and/or special provision regarding the beneficial owner of the dividends. Under beneficial ownership concept, double tax treaty benefits are only available to the recipient of income if such recipient is the beneficial (economic) owner of the relevant income. Based on OECD commentaries, the beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. Entities are not recognized as beneficial owners of income if they have limited authorities to use or dispose income, perform agency or other similar functions in favor of third parties, not taking any risks, or transfer such income (either partially or in full) to third parties that are not eligible to double tax treaty benefits. Some of the double tax treaties contain additional requirements to apply reduced rate or exemption.

        Although in the case of dividend payment we will seek to claim treaty protection, there is a risk that the applicability of the reduced rate or exemption may be challenged by tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the benefits under double tax treaty in practice, if the treaty clearance procedures are not duly performed at the date when the dividend payment is made.

Ongoing corporate tax reform in Switzerland may result in abolition of privileged tax regime and increase in our effective tax rate

        Switzerland is undertaking a comprehensive corporate tax reform ("CTRIII") that will among others result in the phasing out of the so-called holding, mixed company, domiciliary company and other special tax regimes with a timeline to adopt anticipated changes within 2018 - 2020, most likely in 2019 and earliest as from January 1, 2018.

        Our Swiss subsidiary, which also serves as group operational headquarters, has been enjoying mixed company regime in the canton of Zug since its incorporation in 2013. Under cantonal tax law a mixed company is partially exempted from cantonal taxation of profits earned outside of Switzerland. The income tax saving from utilizing this regime was $1.9 million for the year ended March 31, 2017 and $3.2 million for the year ended March 31, 2016.

        Switzerland's privileged taxation of holdings as well as mixed companies has been under increasing international pressure over the last decade, particularly from the European Union and the OECD. On 17 June 2016, the Swiss Parliament approved the final bill on CTRIII. The bill announced abolition of privileged regimes and several compensating measures to retain Switzerland's attractiveness as a business location. Companies, which previously used privileged regimes, were provided with a 5-year transitional period and, subject to certain limitations, were expected to maintain the effective tax rate at the pre-reform level during this period. Several cantons, including canton of Zug, also announced plans to decrease their statutory rate, if CTRIII is implemented.

        However Swiss voters rejected the new law on 12 February 2017. Since abolition of preferential tax regimes is a commitment made by Switzerland to European Union and OECD, it remains widely undisputed that reform is required. Thus, a new draft law will likely be proposed in the near future. If no or reduced compensating measures would be available in the new bill, our financial results may significantly suffer from immediate rise in effective tax rate.

Planned tax reform in the United States may affect us in a negative manner

        New U.S. administration is actively considering a largest tax reform since 1986, which is aimed to improve U.S. tax landscape and increase competitiveness of U.S. economy. Several reform ideas have been presented, yet none materialized in the draft bill.

        Although proposals include inter alia a substantial decrease in nominal U.S. federal corporate tax rate and possibilities to immediately expense capital investments, several measures are planned to compensate the respective loss of tax revenues by the federal government. In particular, a suggestion to introduce a border-adjustment tax, or "a destination-based cash flow tax" would drastically change how corporate taxation in U.S. works. Currently, it is not clear how the proposed tax would exactly be implemented, what types of goods, services, other transactions would be in scope, or the effects on various business models. Nonetheless, understanding that the aim of border-adjustment tax is to promote businesses to place their operations in U.S., and we currently serve U.S. customers mainly with off-shore personnel, we believe that adoption of any similar measure will be unfavorable to us. At the same time, since both proposals (decrease of CIT tax rate and increase/introduction of new special taxes) compensate each other, it is currently not feasible to assess possible impact of the reform on our tax liabilities in the US.

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

Sanctions imposed by the United States, the EU and other countries as a result of the ongoing crisis in Ukraine may have a material adverse effect on our business.

        In late 2013 and the first half of 2014, deteriorating economic conditions and general social unrest in Ukraine resulted in a wide-scale crisis provoking armed confrontations in Eastern Ukraine that ultimately involved the Russian Federation.

        The United States, the European Union and a number of other jurisdictions and authorities (including Australia, Albania, Canada, Iceland, Japan, Moldova, Montenegro, Norway, Switzerland, the United Kingdom and Ukraine) have imposed sanctions on a number of Russian officials and individuals, former Ukrainian officials, and several Russian companies and banks, with the consequence that entities and individuals in the United States and European Union cannot do business with such persons or provide funds or economic resources to such persons. Certain assets in the relevant sanctioning jurisdictions are subject to seizure and the sanctioned individuals to visa bans. In addition, the United States and European Union have applied "sectoral" sanctions, whose principal consequence is that several leading Russian banks have been restricted from accessing international capital markets. These sanctions have adversely affected the Russian economy and Russia's financial markets, increased the cost of capital and capital outflows, and worsened the investment climate in Russia.

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

        We may engage in certain operations with Russian and Ukrainian persons and entities that are currently sanctioned. Such operations are rare and, according to our estimates, the overall volume of such operations with such persons and entities is not material and such operations are limited to the territory of the Russian Federation and Ukraine.

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

        We have significant exposure to the Russian and Ukrainian economies and the attendant risks. The current difficult economic environment in Ukraine and Russia and any future downturns in the economies of these countries could diminish demand for our services, increase our costs, constrain our ability to retain existing customers and collect payments from them and prevent us from executing our strategies. Although we believe that the Russian IT industry is unlikely to be specifically targeted by OFAC or EU sanctions, if sanctions were generally brought against such industry or specifically against us, such sanctions would likely have a material adverse impact on our business, financial condition, results of operations or prospects.

Regional and international political and diplomatic conflicts involving Russia and Ukraine could create an uncertain operating environment that could adversely affect our business.

        Ukraine has enacted sanctions with respect to certain Russian entities and individuals. The sanctions impose various limitations on economic activities in Ukraine and restrict entry into Ukraine of certain individuals. The sanctions became effective on September 22, 2015 and were set to expire on September 22, 2016. The sanctions apply to 388 individuals and 105 companies, including two Russian IT companies. On October 17, 2016, the President of Ukraine enacted the decision of the Ukranian National Security and Defense Council imposing new personal sanctions against 335 individuals and 167 entities, and extending the sanctions imposed in September 2015 for one more year. On March 15, 2017, the President of Ukraine enacted the decision of the Ukrainian National Security and Defense Council to impose sanctions on five Ukrainian banks with the capital of Russian state-owned banks:

Sberbank PJSC; VS Bank PJSC; Prominvestbank PJSC; VTB Bank PJSC; and BM Bank PJSC. The Sanctioned Banks are prohibited from transferring capital outside the territory of Ukraine in favour of any affiliated entities.

        Russia has responded with countermeasures to international and Ukrainian restrictions and sanctions, currently including limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries.

        In addition, Russia's involvement in the armed conflict in Syria, since September 2015, has occasionally put, and may continue to put, pressure on international relations between Russia and other countries. Russia's involvement in the conflict in Syria could further lead to an escalation of geopolitical tensions, the possible introduction or expansion of international sanctions against Russia by other countries and an increased risk of terrorist attacks.

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

        We have delivery centers in Ukraine, employing over 3,340 engineers located in Kiev, Dnipro and Odessa. We have delivery centers in Russia, employing over 2,000 engineers located in various cities. At present we have not experienced any interruption in our office infrastructure, utility supply or Internet connectivity. All our offices remain open and fully functional to support our clients. Our contingency plans include relocating work or personnel to other locations and adding new locations as appropriate. We recently opened new delivery centers in Sofia, Bulgaria, and Guadalajara, Mexico. In May 2014, we launched a multiyear Global Upgrade Program to implement another level of globalization across our organization and to accelerate our expansion in the EU, the U.K., Asia Pacific and North America. As part of this program, to better support our global client base, during our fiscal year ended March 31, 2017, we relocated over 700 professionals to key geographies such as Mexico, Poland, Romania, the U.S. and the United Kingdom. While we have contingency plans in place to address volatility in Russia and Ukraine, if we are unable to conduct business with our existing or potential clients or partners, or continue our operations in an uninterrupted manner as a result of these geopolitical developments or the reaction to these developments by international authorities through expanded sanctions or otherwise, our business could be materially adversely affected.

Political and governmental instability in CEE countries could materially adversely affect our business and operations in these countries.

        We have significant operations in Russia, Ukraine, Poland, Bulgaria and Romania. Since the early 1990s, Russia, Ukraine, Romania and other CEE countries have sought to transform from one-party states with a centrally planned economy to democracies with a market economy to various degrees. Despite various reforms, the political systems of many CEE countries remain vulnerable and unstable. In addition, the political and economic situation in these countries is negatively affected by the global financial and economic crisis, the ongoing economic recession in some parts of the world and political conflicts.

        Although the political situation in Ukraine is stabilizing, minor armed clashes are still ongoing in the eastern regions of Ukraine, though our operations are in the western part of the country. On September 5, 2014, representatives of Ukraine, the Russian Federation, the Donetsk People's Republic, and the Lugansk People's Republic agreed to the Minsk Protocol, an agreement to halt the war in the Donbass region of Ukraine. In February 2015, the leaders of Ukraine, the Russian Federation, France and Germany reached a ceasefire deal on the Ukrainian conflict. The standing cease-fire has been continuously violated. Although the conflict has transitioned to a stalemate after it first erupted in early 2014, shelling and skirmishes occur regularly. A spike in violence and civilian casualties in the summer of 2016 has raised concerns of further escalation. Such escalation of the political instability or military action could have a material negative impact on our operations in Ukraine.

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

        The current political environment in Romania is dynamic and may become unstable. After the collapse of the Democrat-led government in early 2012, the Social Democrats held power in a coalition with the Liberals, until February 2014 when the Liberals terminated their alliance with the Social Democrats. While moving into opposition, the Liberals have since merged with the Democrats. This has fragmented the Romanian Parliament and may ultimately give rise to populist measures at the government level. Moreover, in late 2014, the Liberal-nominated candidate won the presidential election, while the incumbent Social Democrat Prime Minister was reconfirmed by Parliament. The Social Democrat Prime Minister subsequently resigned and his cabinet was dissolved in November 2015 following a corruption scandal, to be replaced by a President-nominated independent Prime Minister and a new cabinet. Romania held parliamentary elections on December 11, 2016. The Social Democratic Party (SDP) and the Allience of Liberals and Democrats (ALDE) formed a government in January 2017 led by a Social Democrat Prime Minister, after winning 250 seats in the 465-seat parliament in the December 2016 election.

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

        Although the current political situation in Russia has stabilized, future political instability could result in a worsening overall economic situation, including capital flight and a slowdown of investment and business activity. Following Russian parliamentary elections in December 2011 and presidential elections in March 2012, controversy concerning alleged voting irregularities led to organized protests in several Russian cities, including Moscow. In addition, any change in the Russian government or the Russian government's program of reform in Russia or lack of consensus between the President, the Prime Minister, the Russian government, Russia's Parliament and influential economic groups could lead to political instability and a deterioration in Russia's investment climate.

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

        Political and economic relations among Russia, Romania, Ukraine and the other countries in which we operate are complex, and recent conflicts have arisen among many of their governments. Likewise, many CEE countries continue to have a complicated relationship with the United States and the EU. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts between countries of CEE which can halt normal economic activity and disrupt the economies of neighboring regions. Moreover, various acts of terrorism have been recently committed in various parts of the world. The risks associated with such terrorism events could materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in the countries where we operate, including the CEE countries.

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

        Any further adverse changes in Ukraine's relations with Russia, in particular any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine's revenues derived from transit charges for Russian oil and gas, may have negative effects on the Ukrainian economy as a whole. Similarly, sanctions imposed by Ukraine against certain Russian entities could further strain the Russian economy. Although we primarily target markets outside of Russia, stress on the Russian economy from Ukrainian sanctions could materially adversely affect our business. The conflicts among CEE countries and conflicts within CEE countries have, in some instances, also harmed their relationship with the United States and the EU and, at times, have negatively impacted their financial markets. See "—Sanctions imposed by the United States, the EU and other countries as a result of the ongoing crisis in Ukraine may have a material adverse effect on our business" above.

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

Loss of taxation benefits related to our employees' personal taxes that are enjoyed in CEE countries could have a negative impact on our operating results and profitability.

        The Russian government provides qualified Russian IT companies with substantial tax benefits through a reduced social contribution charge rate program. This program resulted in savings for us of $7.9 million in the fiscal year ended March, 31, 2016 and $9.5 million in the fiscal year ended March 31, 2017. However, the reduced tax rates for social contributions (14% in total) is a temporary measure. In 2016 application of reduced rates was prolonged until 2023, after which the Russian government may take the decision to gradually increase the tax rates. If the Russian government were to change its favorable treatment of Russian IT companies by modifying or repealing its current favorable tax measures, or if we become ineligible for such favorable treatment, it would significantly impact our financial condition and results of operations.

        In Poland the law provides for a deemed personal income tax cost deduction in the amount of 50% of employment income (but not greater than PLN 43,000 for each individual). Such benefit is available only for employees who, while performing their daily duties, are creating intellectual property with the condition that the result of the creation process qualifies as "work." This deduction has resulted in the personal income tax savings of $3.4 million in the fiscal year ended March, 31, 2016 and $4.1 million in the fiscal year ended March 31, 2017. If our employees would not be entitled for this benefit either through a change in the law or through a failure to comply with the rules, we may suffer additional payroll costs to compensate the lost benefit.

        In Romania employment income of IT specialists is exempt from personal income tax, if the employer and employee meet certain criteria, such as company's nature of activity, employees' position and education and other. This deduction has resulted in the personal income tax savings of $4.5 million in the fiscal year ended March, 31, 2016 and $5.4 million in the fiscal year ended March 31, 2017. If our employees would not be entitled for this benefit either through a change in the law or through a failure to comply with the rules, we may suffer additional payroll costs to compensate the lost benefit.

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

        There have been significant changes to the taxation systems in CEE countries in recent years as the authorities have gradually replaced or updated legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax with new legislation. In addition, recently, the tax authorities of several CEE countries (including Russia, Poland and Romania) have joined the Multilateral Competent Authority Agreement on Automatic Exchange of Financial Account Information and the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country Reports. These agreements provide for automatic exchange of information regarding financial accounts and so-called "country-by-country reports" related to the transfer pricing documentation. The first exchange between Poland and Romania will take place in September 2017, and the first exchange between Russia and Switzerland will take place in September 2018. In June 2017, these countries also signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, implementing the BEPS measures into bilateral tax treaties, and effectively amending the existing bilateral tax treaties. Significant developments in transfer pricing rules, introduction of controlled foreign corporation legislation and other recent changes in tax laws bring additional uncertainty to the Group's tax affairs. Tax authorities in CEE countries have also been quite aggressive in their interpretation of certain tax laws and their many ambiguities, as well as in their enforcement and collection activities. Incorrect interpretation of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive practical application, may lead to additional tax exposure. High-profile companies may be particularly vulnerable to judgmental application of unclear requirements. Our tax liability may become greater than the estimated amount we have expensed to date, particularly if the tax benefits we receive are revised or removed. The additional burdens and costs that the tax systems of the CEE countries impose on our business as well as the frequent substantial changes in legislation complicate our tax planning and related business decision-making process. Any additional tax liability, as well as any unforeseen changes in tax laws, could materially adversely affect our future results of operations, financial condition or cash flows.

Recent de-offshorization law and other related administrative and international measures in Russia may have a material adverse impact on our operations.

        In early 2015, Russia's De-offshorization Law came into force via amendments to the Russian Tax Code. This law aims at preventing the use of offshore companies and unincorporated foreign structures (e.g. funds, partnerships, trusts, others form of collective investment vehicle and/or trust management) for tax planning purposes.

        The De-offshorization Law regulates, among other things, the taxation of controlled foreign companies. Under the law, with certain exceptions, undistributed profits of foreign companies and unincorporated foreign structures (such as funds and partnerships), which are controlled by Russian tax residents (individuals or legal entities), are subject, in certain circumstances, to taxation in Russia. As required by the De-offshorization Law, Russian tax residents must disclose their participation in the foreign companiesin all cases when their stock ownership in a foreign entity exceeds 10% as well as file special notifications concerning the "controlled foreign companies" ("CFC") which broadly mean holding of (i) more than 25% of entity's stock or (ii) more than 10% of the entity's stock if a joint ownership of such entity by other Russian tax resident(s) exceeds 50%.

        The tax implication of being recognised as a CFC is that undistributed profits earned by such a CFC shall be included in the tax base of a Russian tax resident (i.e. the controlling person of the CFC) pro-rata to its participation and shall be subject to tax in Russia at a rate of 20% (if the controlling person is a company) or 13% (if the controlling person is an individual).

        Additionally, the De-offshorization Law introduced the concept of tax residency of organizations in Russia. For non-Russian legal entities, tax residency is defined by the place of "actual management." Based on this concept Russian tax authorities may seek to recognize certain foreign companies as Russian tax residents by claiming that their daily operational management and control are performed from Russia. Foreign entities recognised as Russian tax residents should be subject to tax in Russia at a rate of 20%.

        The De-offshorization Law also incorporates a "beneficial ownership" concept for non-resident legal entities that claim double tax treaty relief with respect to Russian-source income. This concept is broadly repeating similar concept adopted by OECD. The beneficial ownership concept and other anti-treaty shopping concepts give the Russian tax authorities a stronger basis for challenging issues relating to deductibility of Russian-source cross-border income payments and the grant of treaty relief to such income payments. Recent court practice indicates that Russian courts tend to support the Russian tax authorities in applying the "beneficial ownership" concept in a much wider manner than one would usually see in other jurisdictions.

        On July 1, 2015, the Multilateral Convention on Mutual Administrative Assistance in Tax Matters (the "Convention"), initially developed by the OECD and the Council of Europe in 1988, entered into force in Russia. Membership in a mutual tax assistance club is expected to increase Russia's options for obtaining tax information from foreign tax authorities but it will also require mutual disclosures. As a result of the Convention's ratification, Russian tax authorities are authorized to obtain certain information relating to taxation matters from a number of countries, including certain offshore jurisdictions, and to participate in simultaneous tax examinations and assistance in recovery of tax claims. The list of countries that have signed the Convention includes the Netherlands, Luxembourg, UK, Switzerland, British Virgin Islands and Cyprus, as well as Romania, Poland and Ukraine. Pursuant to the procedure for information exchange stipulated in the Convention and in bilateral double tax treaties, the Russian tax authorities may obtain not only information on the fact whether a foreign contractor of a Russian taxpayer pays taxes, but also information on its staff headcount, office premises, recognition of certain business transactions on its books, providers of funds later transferred to Russia and its ownership structure.

        In addition to the Convention, Russia signed the Multilateral Competent Authority Agreement on the Automatic Exchange of Financial Account Information and the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country Reports. On March 6, 2017, the Russian Ministry of Finance published a draft bill adding new provisions to Part I of the Russian Tax Code for implementing the international automatic exchange of financial account information and new standards of the transfer pricing documentation for multinational corporations. It is expected that the bill will be enacted soon and that from 2018 the Russian tax authorities will be able to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions (such as the British Virgin Islands).

        Furthermore, on June 7, 2017, Russia signed the Multilateral Convention to Implement Tax Treaty related Measures to Prevent Base Erosion and Profit Shifting, aimed at implementation of various anti-BEPS measures and anti-abuse rules into bilateral tax treaties, by effectively amending the existing treaties between Russia and the countries that signed (and that will later sign) the convention. Apart from this, over the recent years, the Russian Federation has been in the process of revising its bilateral tax treaties by including or expanding the provisions on exchange of information and anti-abuse of treaty.

        In addition, the Russian AML Law was amended with effect from December 2016, obliging Russian legal entities to collect information about their beneficial owners and disclose it upon request, and providing for liability for non-disclosure of beneficial owner.

        No assurance can be currently given as to possible impact of the De-offshorization Law and the other tax-related legislative and administrative and international initiatives on our business. Taking into account the named De-offshorization Law and other related legislative and international initiatives in Russia, we cannot exclude the possibility that some of these regulatory developments could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to additional taxation in Ukraine related to the activities of our non-Ukrainian companies or Ukrainian independent contractors

        The Ukrainian Tax Code contains the concept of a permanent establishment in Ukraine as a basis for taxing foreign legal entities, which carry out regular entrepreneurial activities in Ukraine beyond those of preparatory and auxiliary character. Ukraine's double tax treaties with other countries contain a similar concept. Double tax treaties provide for a narrower definition of permanent establishment than the Ukrainian Tax Code and overrule Ukrainian tax law, which is expressly recognized by the Tax Code. However, not all countries where the Luxoft companies operate have double tax treaties with Ukraine.

        The practical application in Ukraine of the concept of a permanent establishment under Ukrainian law and double tax treaties is not well developed. For this reason, foreign companies having even limited operations in Ukraine, which would not normally satisfy the conditions for creating a permanent establishment, may be at risk of being treated as having a permanent establishment in Ukraine and hence being liable to Ukrainian taxation. Accordingly, there is a risk that activities of our non-Ukrainian companies will be treated by the Ukrainian authorities as creating such a permanent establishment.

        If activities of any of our non-Ukrainian subsidiaries were treated as creating a permanent establishment in Ukraine, such company would be subject to Ukrainian taxation on the part of its income that is attributable to that permanent establishment in a manner broadly similar to the taxation of any Ukrainian legal entity (with 18% applicable corporate income tax rate). There is, therefore, a risk that the tax authorities might seek to assess Ukrainian tax on the entire income of such company if it were treated as having a permanent establishment in Ukraine. Having a permanent establishment in Ukraine may also have other adverse tax implications, including jeopardizing the right to benefit from the reduced withholding tax rate under an applicable double tax treaty, and affecting the VAT obligations in Ukraine. There is also a risk that penalties could be imposed by the tax authorities for failure to register the permanent establishment with the Ukrainian tax authorities and improper fulfilment of tax obligations. Any such taxes or penalties could have a material adverse effect on Luxoft's business, results of operations, financial condition and prospects.

        Luxoft provides significant portion of its services to multinational clients using Ukrainian IT specialists. Substantial part of Ukrainian IT specialists who provide services to Luxoft are independent contractors who are properly registered as private entrepreneurs with the tax authorities. They are third party suppliers operating as independent contractors, for whom we are not required to pay social duties and personal income tax applicable to employees. There is, nevertheless, a risk that Ukrainian tax authorities may take a different view. Since laws and regulations governing the status and classification of independent contractors are subject to change or interpretation by various authorities, it is possible that Ukrainian tax authorities could assert a position on the classification of our independent contractors contrary to ours and even combine their assessment of independent contractors status with permanent establishment status. As a result, they could claim we had to withhold personal income tax and to accrue single social contribution in relation to employees' remuneration. In addition, if a national authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified, or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs arising from fines or judgments as a result of tax withholding. We may also decide to hire these independent contractors as our employees, and, we may, as a result, incur significant personnel expenses. All of these factors could in turn result in material adverse effects on our financial condition.

        In March 2017, Ukraine and the International Monetary Fund signed the Memorandum of Economic and Financial Policies. In accordance with the memorandum the tax reform will aim to increase the efficiency and equity of the tax system. Ukraine declared that it will refrain from any major tax cuts and will not introduce new tax exemptions and amnesty schemes. It was also announced that the requirements to qualify for the simplified tax regime which is typically used by individual entrepreneurs for tax purposes will be tightened starting from January 2018 to address existing gap in the tax system. Such developments may require us to decision to hire these independent contractors as our employees, and, we may, as a result, incur significant personnel expenses. All of these factors could in turn result in material adverse effects on our financial condition.

We may be exposed to liability for actions taken by our subsidiaries.

        In certain cases we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency.

        In particular, under new Article 531 of the Russian Civil Code, a "controlling person" of a legal entity may be held directly liable for losses that the entity suffers because of his or her "fault", and any agreement that seeks to limit or waive such liability will not be valid. Generally, a controlling person is anyone who holds the power to determine the entity's actions, including the right to direct the actions of officers or executives. When a controlling person causes losses, officers and executives may all be held jointly and severally liable. (A parent entity may also be held jointly liable with a subsidiary for actions directed by the parent or made with its consent.) Liability may also apply to shareholders or controlling persons when the company is a foreign legal entity but conducts its business primarily in Russia.

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

Planned tax changes in Russia may negatively affect our financial results

        Russian government is considering measures aimed at reducing an overall level of social security contributions with simultaneous increase of indirect taxes to compensate a decrease of tax revenue to the budget. Under these initiatives the following tax rate amendments are proposed (with a contemplated effective date of January 1, 2019):

  •
  the social security contribution rate to be reduced from 30% to 22%;

  •
  the VAT rate to be increased from 18% to 22%.

        The foregoing measures are aimed at reducing the tax burden of certain industries involving significant human resources and thus having higher payroll expenses.

        Although these changes have not been implemented in any legislation and are only being dicussed at the government level as one of the tax initiatives considered for 2017-2025, we believe that the adoption of such measures may adversely impact our tax liabilities in Russia. The reason is that being an IT company Luxoft may be able to continue using its special beneficial preferential rate for social security contributions (14%), however, an increase of VAT by 4 percentage points may lead to a significant increase of our VAT liabilities in Russia.

On-going regulatory changes in Russia, including software purchase regulation, Civil Code reform and personal data regulation, among others may have a material adverse effect on our operations there.

        The full-scale reform of the Civil Code aimed at making the code more flexible, up-to-date and attractive to foreign investors. Russia's efforts to reform the Russian Civil Code has continued, and in June 2015, a set of amendments to the code's general contract law provisions came into effect. In addition, the revision of the legislation on legal entities that aimed to bring it in line with the recently amended Russian Civil Code are expected to continue in 2017.

        Several new concepts were introduced, such as insolvency of a citizen, alternative and optional obligations, a fine for failure to perform under a court ruling ("astrent"), the so-called option agreement, inter-creditor and framework agreements, new types of legal entities, protections for shareholders in nonpublic companies, right to expel a shareholder, shareholder agreements, joint signatures, mandatory audits, new minimum of charter capital, etc.

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

        Starting from 2016 employee leasing is prohibited in Russia and only specially accredited employment agencies or affiliated entities can provide staff and only in the exceptional cases. In practice, this means that companies that previously used agency work will have to completely revise the conditions of work with outstaffing companies providing staff to them, and outstaffing companies will have to obtain the appropriate accreditation.

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

        Each of our Class B ordinary shares has ten votes per share and each of our Class A ordinary shares has one vote per share. Shareholders who hold Class B ordinary shares together beneficially own shares representing approximately 84.1% of the voting power of our outstanding shares as of June 30, 2017.

        IBS Group Holding Limited, our controlling shareholder ("IBS Group") beneficially owns through its two wholly-owned subsidiaries 97.2% of our outstanding Class B ordinary shares and controls 81.8% of our voting power as of June 30, 2017. As a result of this concentration of share ownership, IBS Group, through its two wholly-owned subsidiaries, has and will have sufficient voting power to effectively control all matters submitted to our shareholders for approval. These matters include:

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

        Future sales of Class A ordinary shares by our principal shareholders, including two wholly-owned subsidiaries of IBS Group, Dmitry Loshchinin, Morgan Stanley Investment Management, JPMorgan Chase & Co., Wasatch Advisors, Inc. and FMR LLC who beneficially owned in the aggregate 65.7% of our Class A ordinary shares as of June 30, 2017, may cause the market price of our Class A ordinary shares to decline. Further, shares issuable under our share incentive plans have been registered on a Form S-8 registration statement and may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell. Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, including our principal shareholders who have the right to cause us to register their shares for resale with the SEC, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price that such investors deem appropriate.

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

        Based on our financial statements, relevant market data, and the projected composition of our comprehensive income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a "PFIC") for the fiscal year ended March 31, 2017, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. If we become a PFIC, holders of our Class A ordinary shares in the United States may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and may become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our comprehensive income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our Class A ordinary shares, which is subject to change. See "ITEM 10. Additional Information—E. Taxation—United States federal income taxation."

If we are unable to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002, or if our internal control over financial reporting is not effective, we may be unable to report our financial information on a timely basis, our costs may increase, the reliability of our financial statements may be questioned and our share price may suffer.

        We are required to comply with the internal control evaluation and certification requirements of Section 404 ("Section 404") of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act"). Section 404(a) of the Sarbanes Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. We are also required to obtain an annual auditor attestation on the effectiveness of our internal control over financial reporting, as required under Section 404(b) of the Sarbanes Oxley Act.

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

ITEM 4.    Information About Luxoft

A.  History and Development of Luxoft

        Our legal name is Luxoft Holding, Inc. Including our predecessors, we have been in business since March 2000. Luxoft Holding, Inc was incorporated as a company limited by shares under the laws of the British Virgin Islands on March 7, 2006. Over the past 17 years, the Company grew from the initial team of 20 people and one office to over 12,700 employees and offices across 39 cities and 19 countries worldwide, covering North America, Western and Eastern Europe, Latin America, and Southeast Asia as of March 31, 2017. In June 2013, we listed our shares on the New York Stock Exchange (the "NYSE") under the symbol "LXFT." During the fiscal years ended March 31, 2016 and 2017, we completed a number of acquisitions, as discussed in further detail in "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions." Additionally, in 2012, our subsidiary Luxoft International Company Limited, which had previously been a British Virgin Islands company, reincorporated in Cyprus. We have principal executive offices located at Gubelstrasse 24, 6300 Zug, Switzerland. Our registered office is located at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands. Our telephone number is +41 417 262 060. We have appointed Luxoft USA, Inc. ("Luxoft USA"), 100 Wall Street, Suite 503, New York, NY 10005, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        For more information about us, our website is www.luxoft.com. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.

Principal Capital Expenditures

        During the fiscal years ended March 31, 2017, 2016 and 2015 we invested $106.5 million, $32.7 million and $42.3 million, respectively, of which $19.6 million, $24.2 million and $14.2 million, respectively, related to acquisitions of property and equipment and $77.7 million, $3.5 million and $24.3 million were spent on acquisitions of Business. In order to support our overall business expansion, we intend to continue to invest in production equipment. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. We anticipate that our next major capital expenditures in the fiscal years ending March 31, 2018 and March 31, 2019 will be related to the expansion of our business and possible merger and acquisition transactions in Europe, APAC and the United States. We currently anticipate our capital expenditures in the years ending March 31, 2018 and March 31, 2019 will be financed from cash generated from operations, our current cash position and currently available credit facilities.

B.  Business Overview

Overview

        We are a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations predominantly in Europe, the U.S.

and Asia Pacific. Our software development services consist of core and mission critical custom software development and support, product engineering, and technology consulting. Our bespoke solutions include technology architecture selection and other consulting, our proprietary products and/or standard system software and platforms, as well as implementation and maintenance. These solutions directly impact our clients' business outcomes and efficiently deliver continuous innovation. Through our services and solutions, we help our clients improve their competitive position by increasing efficiency, optimizing costs, and enabling changes through disruptive digital technologies that enhance end-user experience and shorten time-to-market. We have developed a reputation and track record of delivering consistently high quality service that has allowed us to establish long-term strategic relationships with many of our clients, translating into significant revenue growth and recurring business.

        During the past three years we have been actively enhancing our premium services and scale of our end-to-end solutions to move outside of the traditional outsourcing space by adding advanced capabilities, thereby offering more value to our clients. Over the past year we expanded our advisory, platform architecture selection and packaged software services, such as consulting and implementation of Murex, OpenLink, Qt Automotive, IBM-BPM, Pivotal, and PEGA, and enhanced our in-house platforms.

        We utilize our deep industry and domain specific expertise to develop green field innovative software, as well as replace legacy IT ecosystems for our clients to improve their core products, processes, and applications. We focus on four industry verticals on which we concentrate the majority of our resources and management efforts at this time. These verticals are: financial services; automotive and transport; telecommunications ("telecom"); and healthcare and pharmaceuticals. Companies in these industries have significant and growing demand for IT services and consider innovation and deploying disruptive technologies to be a top priority in achieving their business goals. We also perform a portion of our work for various enterprises within travel, aviation, retail, energy, technology, agriculture and other industries. Engagements that we execute for such clients may entail deployment of new technologies within Luxoft Digital Enterprise ("Luxoft Digital").

        Luxoft Digital brings a wide variety of modern and emerging technologies and expertise across industry verticals. It plays an important role in differentiation from our peers as it enriches our company's capabilities and the service catalogue for all of our current and perspective clients. Modern cutting edge technologies include Cloud, Internet of Things ("IoT"), Big Data / Data Analytics, Digital Experience, Mobile, and DevOps. They occupy an increasing part of corporate IT budgets today. Emerging technologies are focused on bleeding edge IT trends and include blockchain, robotics, machine learning, artificial intelligence and deep learning. More details are in "Luxoft Digital Enterprise" section. Each practice within Luxoft Digital focuses on the research and development of its respective subject matter and has a dedicated pool of IT professionals. The purpose of Luxoft Digital is to contribute knowledge and expertise to generate better offering for our customers through synergies between technical capabilities and niche-focused domain services within all of our lines of businesses. For example, we bring our Big Data expertise into our current alliance with the technology organization at one of our European Union based banking clients. We are working together on a multi-year strategic program of rebuilding core data warehouse platform used for regulatory reporting and business performance management. We believe the combination of our broad range of services and solutions, along with our deep industry and domain expertise, allows us to work concurrently on multiple mission critical engagements for a single client, leaving us well positioned to increase our share of our clients' core technology budgets. We also believe that services and solutions delivered by Luxoft Digital will allow us to diversify our current business and access new clients thereby lowering customer and vertical revenue concentration.

        We serve large multinational corporations that rely on our IT solutions and software development capabilities for many of their mission critical systems. For the fiscal year ended March 31, 2017, a significant portion of our sales was to Fortune Global 500 companies, including Deutsche Bank, UBS, Boeing and Credit Suisse. During this period, we derived 57.6% of our sales from clients located in Europe, 33.3% from clients in the United States and 9.1% from clients in other geographies. As of March 31, 2017, seven out of our top ten clients have been with us for five or more years and, in the three fiscal years ended March 31, 2017, 2016 and 2015, the majority of our new clients were referred to us.

        The scope of our services ranges from handling standard outsourcing client-directed engagements to transformational, managed services engagements. Over the past several years we have experienced steady demand for managed services, by which we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of execution. In managed services engagements, we have a higher degree of control over the staffing mix and the deployment of resources across our global dedicated delivery platform. These engagements allow us to embed ourselves in our client's business, thereby increasing client loyalty and barriers to entry for competition. In some cases, our long-standing relationships with large multinational clients lead to transformational engagements, in which we frequently replace a portion of the client's entire IT team and interface directly with the internal end user, instead of merely augmenting our client's IT department. We seek to continually improve our delivery by using optimized software development methodologies, such as Agile. Agile methodology entails the delivery of software at frequent iterations by cross-functional geographically distributed teams, often working remotely across various time zones. This methodology, along with our products and platforms, reduces time-to-market and lower development costs for our clients.

        We operate through an expansive and scalable global dedicated delivery model, which we believe is one of the key factors that differentiate us from the competition. We provide our services and deliver our solutions from 34 cities with delivery centers located primarily in CEE, including Bulgaria, Poland, Romania, Russia and Ukraine, where we have access to a significant pool of highly educated IT professionals who possess technical expertise and business domain knowledge. We also have delivery centers in Australia, Canada, Germany, Malaysia, Mexico, Singapore, South Africa, Sweden, the United Kingdom, the United States, and Vietnam. Our CEE delivery centers are strategically located near current and potential client sites in Eastern and Western Europe and in Asia Pacific. They are designed to offer worldwide offshore and nearshore seamless support and to meet our clients' security and infrastructure requirements. We believe that our global delivery model allows us to better serve our clients, providing us with agility, logistical and time zone convenience and the cost advantage of having fewer dedicated on-site personnel. We also believe the similarities in engineering culture between CEE, where the majority of our engineering talent is located, and our primary revenue-generating geographies—Europe and the United States—afford us a competitive advantage over non-CEE based competitors in pursuing engagements in those geographies. Our delivery model also serves as a powerful recruitment engine supporting the growth of our business by providing access to numerous emerging markets worldwide and allowing us to resolve bottlenecks in talent supply.

        We believe that our strong brand, corporate culture and our focus on efficient innovation aimed at promoting our clients' business goals and outcomes allow us to successfully recruit and retain highly qualified IT engineers and developers ("IT professionals"). As of March 31, 2017, we had 12,766 personnel of whom 10,807 were IT professionals. We support our growth through our human resources infrastructure that allows us to scale the workforce globally as our business grows. During the fiscal year ended March 31, 2017, we hired, on average, more than 350 IT professionals per month.

        Our work has earned us significant client recognition and visibility, including from our large multinational clients. During fiscal year 2017 our company became one of the first supplier members of SmartDeviceLink Consortium, which was formed by Ford and one of the key Japanese OEMs, and is a nonprofit organization working to manage an open source automotive software platform—a standard set of protocols and messages that connect applications on a smartphone to a vehicle's head unit.

        The quality of our operational processes has been recognized by our Capability Maturity Model Integration, or CMMI, Level 5 certification, which is the highest level of the Software Engineering Institute's CMMI categorization for measuring the maturity of software development processes. We have also achieved TMMi Level 4 maturity level in quality management and testing.

        Our sales have grown from $314.6 million in the fiscal year ended March 31, 2013 to $785.6 million in the fiscal year ended March 31, 2017, representing a compound annual growth rate ("CAGR") of 25.7%. Our net income has grown from $37.5 million in the fiscal year ended March 31, 2013 to $62.6 million in the fiscal year ended March 31, 2017, representing a CAGR of 13.7%. As of March 31, 2017, we had over 270 active clients and over 45 high potential accounts ("HPA"), including Credit Suisse, Continental and Microsoft. In the aggregate, all HPA accounts generated over $229 million in revenue during the year, which represents at least 90% growth as compared to the aggregated revenues of the HPA accounts during the previous year. We define HPA as a client account which, according to management's estimates, has potential to reach at least $5 million in recurring annual revenues within three years from the inception of such account and is capable of generating a three-year CAGR of at least 30%. Our management determines which of our clients should be deemed HPAs.

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

        The increased importance of IT-related decisions requires companies to look for providers with specific domain practice and vertical expertise, as opposed to generalists with commoditized skill sets. The offshore outsourcing business model has matured and evolved since its beginning in the early 1990s to provide proven advantages and fewer risks. The outsourcing industry is also moving away from a singular focus on cost toward a broader focus on efficiency and innovation. With that we believe that the need for traditional industry agnostic application development and maintenance (ADM) services is losing momentum in lieu of the end-to-end services concept. The idea of the end-to-end services concept is based on delivery of a complete solution that addresses a defined type of problem(s) typically faced by customers in a given vertical in its entirety without a need for additional vendors, subcontractors, and middlemen. The solution is a final product created by us reflecting the combination of necessary components, such as proprietary IP, expert engineering and custom software development services, selection and deployment of standard off-the shelf software and any combination of those. ADM-related stand-alone tasks, when not supplemented by premium services, are becoming standardized or commoditized, thereby unavoidably creating margin pressure. Multinational corporations no longer utilize IT outsourcing only in an effort to achieve cost efficiencies and labor arbitrage. They also seek to increase agility, introduce innovation and reduce complexity by replacing, or complementing in-house IT resources through partnerships with vendors that can provide wide array of domain-focused services. Therefore, we are actively enhancing our premium services and end-to-end solutions to move outside of the traditional outsourcing space and adding premium capabilities, including consulting, in order to keep moving up the value chain.

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

        In order to preserve their capital, financial institutions need to invest in their IT architecture and change many legacy business processes in line with new, modern and disruptive technologies available today. This enables these institutions to modernize their mostly in-house developed, vertical-specific legacy systems, which often increases the demand for managed services in front-office IT, to introduce new technologies and processes.

        We believe that the following broad trends currently drive financial services IT spending: innovation in response to digitization—driven disruption; ongoing cost optimization in order to increase efficiency; standardization and simplification of existing legacy systems and unnecessary complex software architecture to reduce on-going expenses; and ongoing regulatory and compliance challenges:

  •
  Innovation:  Financial services industry is driven by ongoing necessity to innovate, especially in line with the recent digital transformation in the industry. Financial services industry, especially its investment banking part with high exposure to capital markets and sales and trading, is undergoing rebalancing. Management focus is shifting to the end consumer-oriented parts of the business, such as wealth management, asset management and retail and private banking. The progress and the competitive edge in all of the above segments are driven by digital transformation. These include technologies that become non-discretionary such as big data, private cloud, various FinTech tools and products, UI/UX, as well as less immediate technologies, such as blockchain, machine learning, grid computing, which we believe will become a must to deploy in a more distant future.

  •
  Optimization:  Banks have hundreds of applications but need to reduce the number of applications by sun-setting some legacy items. There is a mounting need to decrease infrastructure costs and increase computing capacity, which generates ample demand for cloud migration services to make the underlying data cheaper to maintain, and become available quickly. Today Financial Services clients try to optimize their IT, including applications and systems infrastructure, by looking for opportunities to run these operations via a utility-based Platform As-A-Service ("PAAS") model.

  •
  Standardization:  IT infrastructure and custom trading systems built in the capital markets over the last decades became quite massive in size and are difficult and expensive to maintain. The banks used to spend a lot of money on creative proprietary trading systems and efforts focused on unifying the data. At this juncture, IT operations of most banks, especially large global banks, represent a significant cost item and a burdensome legacy to carry. Thus, standard platforms, such as Murex and Calypso, have started receiving an increased amount of attention. The areas of significant demand growth for standard package implementations are Capital Markets as well as wealth and asset management divisions.

  •
  Regulatory and compliance:  On-going regulatory reporting, governance and compliance (GRC) challenges fueling consistent demand for data-related technologies, including big data. The latest regulations require financial institutions to make changes to their systems in order to be compliant with Basel Committee's Fundamental Review of the Trading Book (FRTB) and E.U.'s Markets in Financial Instruments Directive (MIFID II).

        Our clients in this vertical include Deutsche Bank, UBS, Credit Suisse and Citi.

        Automotive and transport:    The rapid introduction of new electronic architecture and the separation of hardware and its functionality and software are driving demand for embedded software development and independent software integration expertise inside and outside of the cockpit. The way the cars are being designed and produced as well as the length of software development cycles are radically changing. Inside of the cockpit infotainment and navigation, the Human Machine Interface (HMI) features / user experience, and autonomous driving are all undergoing continuous transformation. Outside of the cockpit the disruption spans across all of the Under The Hood (UTH) elements: the powertrain, chassis, motor, breaks, and other components. The capabilities of a car receiving over-the-air updates is increasing, allowing for a shorter time to market from design room to the end consumer. Regulation and competitive pressure from other industries place new demands on vehicle User Experiences and UTH control functions, as more and more autonomous driving features are added into the vehicles.

        Sharing economy, electrification of the vehicle and overall increased presence of software in the car opens the door for relevant technologies and allows various services related to fully digital lifestyle to come into the cars of today. Thus, cloud- and diagnostics-related services have become a new catalyst for growth and IT expenditures, in this sector. Furthermore, IT expenditures in the automotive and transport industry is also increasingly driven by improving safety and complying with regulatory requirements. Ensuring safety and limiting driver distraction while improving the in-car experience is remaining one of the key priorities of OEMs and their immediate suppliers.

        Our clients in this vertical include Harman, Continental, Ford and BMW.

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

        Wireless competition has intensified in the U.S. and underlying technologies are advancing to ensure better economics and agility. The nature of competition and change continues to put pressure on our customers in the service provider, equipment manufacturer, and large enterprise spaces. Our core technical services remain in demand and we continue to build out additional capabilities in 4G/LTE, Over-the-top (OTT) video enablement, big data management, and software systems that make our customers more efficient. New software technology persists as the dominant change agent in the advancement of communications services.

        The customers in this line of business are looking for providers with highly relevant expertise, including offshore and onshore data analytics and software development capabilities specifically tailored to communications services providers and their end customers. Service providers and media companies in this vertical are seeking out vendor partners with deep expertise in systems technology for network equipment manufacturers and new OTT media competences.

        Our clients in this vertical include Cobham Wireless, Spirent, and a top Fortune 500 company.

        Healthcare and Pharmaceuticals:    Patients are increasingly empowered with access to personal health data and supporting technologies. Pharmaceutical companies are being driven towards outcomes based medicines and are required to embrace new technologies to streamline and accelerate their drug discovery and commercialization activities. Furthermore, the Healthcare & Life Sciences industries are converging, opening up a significant potential within each of these two fields especially in the R&D domain. For example, clinical, pharmacovigilance, and regulatory processes will be advanced and accelerated with techniques, such as machine learning and natural language processing. Competitive landscape in this vertical is comprised of traditional IT vendors without extensive industry experience, and sector-focused providers who do not have adequate capabilities with cutting edge technologies. The clients are looking for vendors who are capable of handling complex domain-focused engagements, which are outside of the scope of commoditized IT services, and incorporating innovation and technologies of tomorrow.

        Our clients in this vertical include two top Fortune 500 companies.

  Luxoft Digital Enterprise:

        Consumers of today choose providers of goods and services based on convenience, speed of service, ease of use and quality of their experiences with desired goods and services. For companies, digitalization is becoming an important way to differentiate, become more efficient, acquire new customers, and measurably improve their output. Data is becoming a valuable source of intelligence, effective consumer targeting, and source for improvement of business outcomes. Combination of various expertise within Luxoft Digital, such as IoT, Big Data, Data Analytics, Artificial Intelligence, Machine and Deep Learning ensures that we enable competitive differentiation for our clients across all lines of businesses.

        Automation and robotics are becoming important trends in retail, services, logistics, and even financial services. Below are examples of trends in various domains of the economy where Luxoft Digital can and is making a difference:

        Travel and aviation:    New technologies, an all-round shift to mobile devices and social media have transformed the way the travel experience is offered and managed. Concepts like connected airplane made possible through IoT based technologies and airplane infotainment on demand are becoming more and more popular with the clients in this vertical. With software technologies transforming the travel industry, highly personalized customer service of the traditional travel agent has been nearly eliminated in favor of customer self-service. The players in the travel and aviation industry demand new solutions that return the business focus onto the customer while improving the way the travel experience is offered and managed. This change from a transactional model to a relationship based consumer centric model opens up additional opportunities for travel technology companies, from new product development to the transformation of legacy systems. For aerospace companies, in addition to stringent industry regulations and security requirements, it is necessary to keep with the pace of technological innovation while managing overall profitability. Thus, with increasing cost and competitive pressures, travel and aviation companies will continue to be attracted to high quality, low cost IT services and solutions providers. Therefore, we see prevailing demand from existing clients in the areas of big data processing, analysis and visualization. Clients are also interested in developing mobile applications for travel, such as travel assistants, disruption management, loyalty and in-flight entertainment. We have also started seeing interest in emerging technologies, such as Near Field Communication (NFC), and indoor positioning based on low-power consuming technologies, such as Bluetooth.

        Our clients in this domain include Boeing, Expedia and Alcatel—Lucent.

        Technology:    Embedded Software has become a crucial component of ecosystems, helping to put products ahead of the competition. Original Equipment and Device Manufacturers (OEMs and ODMs) as well as leading semiconductor companies strive to create innovative software solutions that meet the latest market requirements. With the continued migration to new operating systems and open standards, escalating adoption of cloud technologies and increasing mobile, high performance cross-platform and smart electronics development and proliferation of new concepts, such as IoT, technology companies are required to keep up with the pace of rapid technological evolution. OEMs and ODMs focus on multiple industries, including automotive, wireless, consumer electronics, manufacturing, medical handheld devices, telecom, video, multimedia, security and identification, and vendors, which can help them address product engineering tasks that cover the entire technology stack. For example, the rising demand for IoT and connected solutions creates a new challenge for automation intelligence in the space of smart sensors and cloud data processing. Disruptive technologies and new ways of customer interactions introducing new avenues for security threats are becoming more complex and impactful on business. That is why embedded software is increasing in its importance and the players in the technology industry must increasingly invest in controlling features like security in a "built-in" (i.e. embedded) manner, rather than a "bolt-on" (i.e. added later) manner, for their products to minimize security vulnerabilities and flaws.

        Our clients in this domain include AMD, Loewe and Microsoft.

        Energy:    With an aging energy distribution infrastructure and increased regulatory pressures to implement smart grid and demand response services, the IT needs of energy companies will continue to grow. Furthermore, the popularity and progress of green and renewable technologies combined with the ever-increasing need to cut costs is expected to drive demand for innovative, high quality and low cost IT services providers. Prevailing digitization trends are also affecting this sector generating demand for IoT-based technologies and big data / analytics, including telemetry. Technology plays greater and greater role in increasing effectiveness and enhancement of the oil & gas production process. The enterprises in this segment are looking for IT capabilities in automation of geological data collection, modeling of drilling logs, extraction optimization, well completion analysis, as well as analysis of drilling data pools delivered by the connected censors participating in the entire drilling process.

        Our clients in this domain include GE, Synergy Energy and Kent County Council.

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

        Russia.    The United Nations Educational, Scientific and Cultural Organization ("UNESCO") estimates that 28% of all graduates in Russia receive degrees in the field of science and technology. Our engineering headcount as of March 31, 2017 in Russia amounted to 2,008 engineers. According to the May 11, 2017 Gartner report, "Evaluate Offshore/Nearshore Countries for Outsourcing, Shared Services and Captives in EMEA, 2016," by Neil Barton, et.al. (the "May 2017 Gartner Report"), "Russia's software export industry is worth $6 billion a year and grows at an 11% CAGR. Some 90,000 engineers currently work in the software export industry, with a similar number of STEM (science, technology, engineering and mathematics) graduates arriving each year. Russian universities perform strongly in programming competitions, and English is spoken by around 75% of IT workers. Labor costs in secondary cities such as St. Petersburg and Novosibirsk can be 20% to 30% lower. Employee attrition and labor cost inflation are low compared with Eastern Europe."

        Ukraine.    According to the May 2017 Gartner Report, "over 50% of developers are in Kiev. Secondary cities include Kharkiv, Lviv, Dnipro, Odessa and Vinnytsia. The rapid growth of the software engineering industry in Ukraine from 2009 to 2013 attracted many young people to technology degrees. Good supply and falling demand means that labor rates in Ukraine have remained attractively low, even more so for Western viewers because of the Ukrainian hryvnia has fallen by 75% against most Western currencies since 2014." Our engineering headcount as of March 31, 2017 in Ukraine amounted to 3,344 engineers.

        Romania.    The language capabilities of the local human capital position Romania as an attractive offshore destination for IT services outsourcing, although competition for skilled resources may be intense. Our engineering headcount as of March 31, 2017 in Romania demonstrated an 11.8% year over year increase and amounted to 1,624 engineers. According to the May 2017 Gartner Report, "Romania has invested heavily in technology parks, with 2.25 million square meters of office space available in Bucharest and increasing options in cheaper secondary cities such as Cluj, Iasi and Timisoara. In addition to English language skills, Romania is an interesting option for customers needing other European languages: 27% of IT workers speak French, and, in total, Romania offers 2.7 million French speakers. German and Spanish speakers are also widely available. Romania's political stability has improved as an established member of the EU, and service exports continue to grow at above 10% per year. Romania is now home to delivery centers for more than 50 well-known multinational brands."

        Poland.    During fiscal year 2017 we increased the size of our Polish engineer presence by 7.1% year over year, which now exceeds 1,800 employees. According to the May 2017 Gartner Report, "over 450 companies have now located delivery centers in Poland, and the service export economy has grown at an 18% CAGR since 2009. Krakow is the largest cluster of delivery centers, with 30,000 workers, Warsaw and Wroclaw both offer around 20,000 workers, and Lodz has a further 10,000. Smaller secondary cities include Katowice, Lublin, Bydgoszcz, Posnan and Szczecin. The availability of resources with strong foreign language skills is very good in Poland. The government has made learning a modern foreign language (most often English) mandatory in the education system for children aged five and over. English is the most widely spoken language followed by German, French, and also Spanish and Italian."

        Bulgaria.    Our engineering headcount in Bulgaria as of March 31, 2017 amounted to 194 engineers, representing a 24.4% year-over-year increase. According to the February 2016 Gartner Report, "Bulgaria's offshoring industry is growing at a 13% CAGR through a combination of low labor costs and a stable economic environment. As a full EU member, Bulgaria's workforce is free to work anywhere within the EU. Bulgaria is a member of intellectual property protection organizations such as the World Intellectual Property Organization (WIPO), WTO and TRIPS. The currency is also stable, having been successfully pegged to the euro for many years."

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

        In May 2014, we began our "Luxoft: Global Upgrade" program (the "Global Upgrade"), through which we have aimed to disseminate our workforce across relocation hubs in several key geographies. We believe this internal mobility model further differentiates us from other providers, which operate via large hubs predominantly committed to a single country. Since the Global Upgrade was completed in 2015, we have expanded our recruitment efforts to a global scale utilizing the processes and the relationships we have established while we were executing on that program to the benefit and continuous improvement of our recruitment. During fiscal year 2017, we have placed over 700 professionals in key geographies such as Mexico, Poland, Romania, and the United Kingdom.

        We seek out engineering excellence worldwide, especially in emerging markets, and move these resources to our larger locations, such as Poland, Romania or Bulgaria, utilizing benefits and established processes obtained during the initial relocation of our staff. Those benefits include monetary incentives from the governmental organizations of Eastern European countries. During the fiscal year ended March 31, 2017, we received 8.08 million RON, or $1.86 million, of government incentives in Romania, 3.48 million PLN, or $0.83 million, in Poland and 0.39 million BGN, or $0.2 million, in Bulgaria. See more information on governmental programs and incentives in the "Government support for the IT industry in CEE" section.

Increasing popularity of near-shoring

        As the model for offshoring has evolved, the industry has seen the emergence of near-shoring, which involves outsourcing to countries with lower labor costs that are in geographical and/or time zone proximity to client locations. Near-shoring improves communication between clients and delivery teams, increases efficiency, reduces complexity and risks and increases the ultimate value delivered to clients. Given the physical proximity, cultural affinity, ease of travel, minimal time zone difference and high-quality talent offered by CEE, this region is becoming an increasingly popular destination for near-shoring and a diversification alternative for Western European companies, as well as European divisions of large global companies. Other popular near-shoring destinations for clients in North America include Mexico, and for clients in Asia Pacific include Malaysia, Singapore and Vietnam.

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

        According to the clause 261 of the paragraph 2 of the transitional period provisions of the Tax Code of Ukraine starting January 1, 2013 until January 1, 2023, IT companies that perform activities in Ukraine are exempted from value added tax payments on supply of software products. Software products are defined as the results of computer programming in the form of operating system, systemic, applied, entertaining and/or educational computer software (or their components) as well as websites and/or online services and cryptographic data protection. Additionally, in 2012 the Parliament of Ukraine adopted Law No. 5450-17 "On the State support of the software development industry," via which the Ukrainian government ratifies, on a yearly basis, an annual plan of measures.

        The Romanian government has also recognized the IT sector as a priority for the national economy. A number of government policies, such as the exemption from income taxes of programmers who are employed by software companies and who satisfy certain criteria, have been put in place to foster further growth of the country's IT sector. Further, starting on February 1, 2013, the allowed R&D deduction that was introduced into the Romanian Fiscal Code effective on January 1, 2009 was increased to 50% of the eligible expenses from R&D activities from the taxable profit base, instead of the previous 20%. In addition, income reinvested in the production and/or acquisition of technological equipment, IT equipment and software utilized for performing economic activities is exempt from corporate income tax. With effect from 1 January 2017, the exemption also applies to rights to use software. The exemption was first introduced with effect from 1 July 2014 up until 31 December 2016, but subsequently extended for an unlimited period as of 1 January 2017.

        In addition, in 2012, the Romanian government started a state aid program for support of investments promoting regional development by using new technologies and creating working places. In the third quarter of 2013, our subsidiary Luxoft Professional Romania ("Luxoft Romania") applied to participate in this state aid program and received the requisite approvals in February 2014. As a condition to being accepted into the state aid program and receiving a 40% reimbursement from the Romanian government of the total salary costs of new workers during a period of 24 months starting on their respective hiring dates, Luxoft Romania undertook to do the following: (i) make an investment in equipment, furniture, and licenses of RON 1.7 million, or approximately $0.4 million, during 2014 and 2015, as part of the investment plan submitted to the Romanian government, and to maintain the investment for a period of five years thereafter; (ii) hire 250 workers during 2014 and 2015 and maintain the new working places for a period of five years after the first payment of the state grant related to each new working place, as part of the hiring plan submitted to the Romanian Government; and (iii) pay to the state budget, in the course of five years from the completion date of the investment, social tax payments of RON 41.7 million, or approximately $9.8 million, as stated in the business plan submitted by Luxoft Romania to the Romanian government.

        In 2013, the government of Bulgaria implemented measures to support IT companies, including reimbursing employers in Bulgaria for the social security contributions they are required to make in relation to newly hired personnel. In 2014, we received a grant for the reimbursement of such social security contributions we must pay for new personnel we hire in Bulgaria. This incentive applies to remuneration to be paid by us to such employees during the first year of employment. During fiscal year ended March 31, 2017, we received a reimbursement under the grant in the amount of 0.4 million BGN or $0.2 million.

        Additionally, during fiscal year 2016 we received an award from the Polish Agency of Foreign Investments. The award provides for a monetary subsidy of 8,688 PLN to our company for each individual hired in Poland over the next five years subject to certain conditions. During fiscal year ended March 31, 2017, we received a payment under the award in the amount of 3.5 million PLN or $0.8 million.

Competitive strengths

        We believe the following strengths differentiate us from our competitors:

        Deep vertical expertise with focus on end-to-end service offerings and solutions.    We focus on four industry verticals that are technology- and data-intensive, that, we believe, present a large and growing market opportunity. To further enhance our expertise, we recruit highly skilled IT professionals with significant understanding of industry-specific business operations and issues and substantial technology experience. We have also built substantive practice areas within our verticals to address our clients' most pressing problems, such as risk management, reference data, and asset-backed securities within the financial services vertical, and HMI and UTH practices within the automotive vertical. We invest in research and development to create cross-functional and vertical-specific proprietary products and platforms that help us deliver our services rapidly and cost-effectively. During the past two fiscal years, we have considered the Financial Services and Automotive verticals as our primary growth opportunities and investment priorities. During fiscal year 2017, these two verticals comprised 75.7% of the Company's revenues and grew 13.3% on a year over year basis. This growth represented 51.8% of the total revenue growth the company delivered during fiscal year 2017. We believe that our expertise, services, platforms, and products offered within these verticals are superior to those of our competitors and serve as compelling differentiators for our customers.

        Strong domain practices anchored within Luxoft Digital.    Over the past several years, we have developed expertise in domain practices, including IoT, Big Data, Cloud, DevOps, and Digital Experience. The purpose of these domain practices is to operate across all of our verticals and deliver higher customer value and synergies by reinforcing Luxoft Digital's technical capabilities and niche-focused domain services within these lines of businesses. We believe these domain practices are critical to the ongoing success of our clients. To support the development of these innovative expertise, we have established dedicated resources specifically to research and development for each of them. Each practice has a dedicated pool of resources, including its own budget, time and IT professionals. We believe that our domain practice knowledge, applied within the industry vertical context of our clients' business needs, provides us with a strong competitive advantage. We rely on the strength of our programmers to integrate a wide variety of programming languages, hardware platforms, operating systems and third-party software to meet emerging trends. Our focused investment in people, platforms and technology allows us to compete effectively with other vendors for additional business from our clients. It also helps our clients optimize their own technology and processes, achieve crucial business goals and become more competitive.

        Long-term relationships with multinational clients.    Our largest clients consist primarily of Fortune Global 500 companies such as Deutsche Bank, UBS, Boeing, HP and Credit Suisse. As of March 31, 2017, seven out of our top ten clients have been with us for five or more years and we have experienced very low client turnover in the past. Many of our large client relationships began as standalone pilot projects, the success of which enabled us to win additional mission critical, multi-year development engagements. Because of our delivery of consistently high quality and innovative results, our relationship with many of these clients evolved into large scale collaborative relationships and managed delivery engagements whereby we entered into outcome-based arrangements with our clients. We generally enter into multi-year master services agreements with our clients that encompass multiple stages of their IT development cycle. The dedicated teams of IT professionals we assign to each client combined with a personnel attrition rate that we believe to be lower than many other industry players, results in the continuity of personnel and, importantly, the retention of knowhow and strengthening of client relationships. We leverage these deep relationships to develop a sophisticated understanding and extensive knowledge of our clients' businesses, aiming to become vendor-partners for our clients for a wide variety of their CTB IT needs, and thus providing higher quality services, better business outcomes and stronger client relationships.

        Highly educated and experienced workforce.    We are committed to recruiting, developing and maintaining a work force of high quality IT professionals. We have invested significant resources to grow from 2,619 IT professionals as of March 31, 2009 to 10,807 technically sophisticated IT professionals as of March 31, 2017. Certain of our delivery locations, such as Bulgaria, Poland, Romania, Russia, Ukraine, and Vietnam, are strategically established in regions with large pools of highly skilled engineers and a strong focus on technical education. We have improved relationships with key academic institutions in strategically important and fast-growing locations of Luxoft, including Poland, Romania and Bulgaria. In addition to helping us to attract talent, this enables us to continue increasing employer brand awareness in these regions. We have also launched a new campaign known as "One Company" aimed to enhance global corporate culture and employee retention through the instilling of corporate values and identity and the further integration of our recent acquisitions. For more information on our recruitment and retention programs, see "Recruitment and Retention" below. We believe a continuous increase of our average annual revenues per billable engineer is a result of us consistently training and successfully retaining our staff that is delivering higher quality value-added services to our clients. During the fiscal year 2017, our revenue per delivery engineer increased to $78.3 thousand as compared to $77.3 thousand for the fiscal year 2016, which represents an annual increase of 2.5%.

        Global delivery platform.    Our secure delivery centers in Australia, Bulgaria, Canada, Germany, Malaysia, Mexico, Poland, Romania, Russia, Singapore, South Africa, Sweden, Ukraine, the United Kingdom, the United States, and Vietnam allow us to provide managed delivery and value added services for software development and innovative IT solutions. As of March 31, 2017, our company had delivery centers in 34 cities and 16 countries. We believe that having such an expansive and scalable delivery platform is one of our key differentiating factors. On one hand, it offers worldwide offshore and near-shore seamless support to our clients. And on the other hand, it serves as a powerful engine fueling the growth of our business and resolving bottlenecks in talent supply. As we execute engagements for many clients we have a certain degree of discretion with respect to workflow distribution between our delivery locations with differing macro attributes (i.e. wage inflation and interest and currency rates), for example, Krakow and Wroclaw in Poland, Bucharest in Romania and Kiev in Ukraine versus Omsk, Russia, Dnipro, Ukraine and Ho Chi Minh City, Vietnam. The latter group usually has lower wages, lower wage inflation, stable talent pool and lower attrition. Managing work flows in that fashion enables us to increase the utilization of our IT professionals by effectively allocating work based on resource and talent requirements to balance cost and achieve scalability, and mitigates certain economic risks, such as wage inflation, that might affect any single geography. Our dedicated delivery centers are distributed across time zones among our delivery locations and consist of teams of IT professionals dedicated to a single client. This setup allows us to work seamlessly for clients in different time zones and maintain a cultural and geographic cohesiveness with our clients' on-site teams. We believe that serving our clients by means of this model, combined with the mission critical nature of engagements, reduces the risk that our clients will switch vendors and drives recurring revenue. We have been keeping, on average, approximately 85% of our engineering workforce located in offshore and nearshore delivery centers as of March 31, 2017, which is intended to reduce our costs by limiting the use of expensive on-site personnel.

        Strong and experienced management team.    We benefit from the effective leadership of an international management team with diverse backgrounds and extensive experience in IT services. Each member of our senior management team has on average more than 16 years of industry experience as of March 31, 2017, and has extensive experience in working both inside and outside of CEE for large and multinational corporations. Our CEO has been with us since our inception in 2000, and many of our managers have been with us for seven or more years. Moreover, our management team has successfully guided our rapid expansion primarily through organic growth.

Strategies

        Our goal is to become the end-to-end solutions provider of choice for core systems and mission critical software that enhance business outcomes and help enterprises remain competitive. Typically, within our four verticals we specifically target HPAs, which are large multinational companies that require significant amounts of sophisticated IT services and solutions on an ongoing basis with an intention to become an embedded, strategic provider for their high-end technology needs. To expand business substantially with these accounts, we follow our "Anchor- Develop-Grow" model: we aim to successfully complete smaller engagements at the "Anchor" stage; then we undertake a longer term engagement, upon completion of which we aim to become a strategic vendor during the "Develop" stage; and finally, we increase the amount of services to the existing business and expand the offering to other business lines during the "Grow" stage. We intend to expand our offerings to current clients and to win business from new clients by pursuing the following:

        Develop new capabilities and service offerings within our verticals.    We plan to expand our offerings to large multinational clients with whom we already have a strong relationship, and to win new clients within our four industry verticals. We intend to use our multi-site global dedicated delivery model, vertically aligned client-facing teams and innovative industry-specific products and platforms to increase our share of high value engagements and diversify across our existing clients' divisions and departments. For example, for our financial services vertical, we opened a delivery center in Gothenburg, Sweden in 2015 to be in close proximity and better serve our clients in the Nordic region of Europe. Further, in automotive, we seek to expand beyond software development services around cockpit, and increasingly target new sources of revenues. Today we see more and more demand for independent software integration outside of the cockpit—for the Under the Hood area of the car. This includes software for powertrain, chassis, and for the body of the car, which must run and communicate fast enough to meet timing, quality and safety requirements for the safe continuous operation of the vehicle. As a result of the acquisition of Symtavision, discussed in more depth under "Acquisitions," we obtained deep subject matter expertise, industry recognition, direct OEM relationships and references in UTH technologies. In addition to thought leadership and expertise, Symtavision also brings proprietary IP-based tooling that we believe will help us build a scalable service-based, consulting business with revenue per engineer exceeding the current annual average rate for our Company.

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

        Provide managed delivery model.    In an effort to better serve our clients' needs, a meaningful portion of our engagements is executed as managed delivery. We believe managed delivery provides advantages for both our clients and our operations. For clients, managed delivery greatly enhances visibility, transparency and cost predictability of the outsourcing process, thereby reducing their risks. For us, managed delivery is a means of expanding our role in our clients' projects, thereby embedding us in our clients' core IT operations and ensuring stability of our ongoing relationships with these clients. Managed delivery, especially when used in conjunction with Agile methodologies, improves utilization of our IT professionals and resources, streamlines the engineering of complex distributed systems, and increases the visibility of our potential revenue stream and the scalability of our operations. It also allows us to gain real-time knowledge of our clients' business, thus further growing our expertise in given business domain practices, ensuring our quality service and increasing client loyalty. Our aim is to increase our ownership of client projects to the point of providing transformational engagements and those within which we substantially or fully replace a portion of our clients' IT departments.

        Continue to develop our proprietary platforms.    We will continue to develop our existing proprietary platforms and demonstrators to showcase our expertise in a given domain, further enhance capabilities of existing solutions and create new products and platforms. For example, our technology demonstrator AllView utilizes an in-house reference design platform for creating an in-vehicle user experience ("UX"), linking instrument cluster, head unit and mobile devices. AllView shows automakers the possibilities in optimizing car user experience and improving safety by reducing driver distraction, while encouraging third-party application development. We intend to continue building up our IP portfolio by selectively acquiring platforms and companies that own platforms that expand our current end-to-end offerings. We believe that expanding our portfolio of platforms differentiates us from other software services providers. These proprietary assets also help us target aspects of our clients' software budgets that were not previously accessible to us, and position us well for continued growth.

        Attract and retain top quality talent.    To support our growth and maintain our competitive position as a leading high-end IT service provider, we grow our highly skilled employee base by continuing to execute our sourcing and hiring practices and enhancing our brand as an employer of choice in the industry and numerous countries around the worlds in which we currently have presence. We plan to continue to enhance our human resources infrastructure as our business grows. We seek to maintain our low attrition rates through our internal training programs and employee initiatives, including rewards and incentives for high-performing employees. Since 2001, we have been building a successful track record of establishing delivery centers in CEE, Asia Pacific and Western Europe, where we have access to highly educated IT professionals at attractive wages. Over the past fiscal year, we have successfully opened delivery centers in Gothenburg, Sweden, Penang, Malaysia, Ruesselsheim, Germany, Warsaw, Poland, and other areas. We plan to continue opening delivery centers in CEE and other emerging and developed markets that strategically fit into our existing nearshore and offshore delivery network.

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

        On January 31, 2017, we acquired IntroPro, an engineering consultancy with deep expertise spanning the complete lifecycle of enterprise and embedded software architecture, development, testing and QA, maintenance and managed services for content delivery and management specifically focused on TV, Media, and Entertainment industry. This acquisition further deepened Luxoft's vertical expertise and widened current offering for the wireless and cable/satellite providers—a customer audience that it has been actively targeting for the last few years. It has solidified our embedded software development expertise specifically around content delivery and management for TV, Media, and Entertainment industries. Thus, we expanded our presence in one of our top Fortune 500 clients, a major wireless carrier, and extended our telecom service catalogue, playing into our end-to-end premium services strategy. Synergies between our organically built expertise in telecom segment around SDN/NFV together with the expertise obtained through Insys and IntroPro not only solidify our position with one of our top Fortune 500 clients, a major wireless carrier, but also allow us to roll out a unique offering to other wireless carriers and cable/network operators. As an immediate result such top Fortune 500 client became one of our top 5 accounts replacing Avaya. See "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions."

        On September 13, 2016 we acquired Pelagicore AB, a leader in open source software (OSS) platforms and services for in-vehicle infotainment (IVI) and human machine interface (HMI) development. The company serves a number of blue-chip corporations and enjoys industry recognition as thought leaders in the HMI space with deep expertise in open source technologies, the cross-platform user interface (UI) development framework Qt, and in IVI systems. Its product portfolio facilitates richer user experiences (UX) and user interfaces (UI) in line with the next generation of consumer electronics. As a result of this acquisition, we added several significant OEM and Tier I marquee clients, as well as added tech expertise in open source platform Qt, which is a golden standard in open source software development process. Synergies between our organically built expertise and capabilities brought with Symtavision and Pelagicore acquisitions made stronger Luxoft's automotive brand of a go-to system integrator capable to provide skills and solutions along the entire services stack.

        On July 15, 2016, we acquired Insys Group, Inc. ("Insys"), a U.S.-based IT consulting provider serving a large number of blue-chip corporations, with a significant proportion of revenue being generated from the healthcare, pharmaceuticals & biotech and telecom verticals. The core service offering of Insys includes advanced predictive analytics, business intelligence and data warehousing, digital marketing, and enterprise information management. Insys, which delivers services to marquee clients including Fortune 100 companies served by their focus verticals, diversifies Luxoft's client base and decreases current client and geographical concentration, measurably expanding Luxoft's North American footprint in particular. In addition, Insys's employment of seasoned industry professionals with deep vertical knowledge complements Luxoft's business. INSYS's sales executives with a proven track record of anchoring Fortune 100 accounts are expected to significantly build out Luxoft's current sales efforts in North America; and its talented senior management team that has been growing these Fortune 100 accounts to substantial levels is expected to amplify the capabilities of Luxoft's current senior management team.

        Further, in fiscal year 2017, we have successfully completed the integration of Symtavision and Excelian acquired in fiscal year 2016 and 2015, respectively. Our strategy is to acquire companies that complement our business and work to increase their profitability. This strategy results in measurable optimization and increased efficiencies, in addition to straightforward top line related business synergies. These synergies were among the catalysts for the Radius acquisition completed in fiscal year 2015 and the Excelian acquisition.

        In addition to strategic acquisitions, we also look to form strategic collaborations with industry leaders as a way to anchor significant accounts within our key verticals of focus. An example of such collaboration in the Financial Services vertical is our collaboration with Murex, in telecom—our relationship with Spirent, in retail—our Competency Partner relationship with Amazon Web Services.

Recent Initiatives

        During the financial year 2017 we have committed and started executing on a series of steps that we believe lead to a strengthening of our business with respect to the following: reduction in customer concentration, reduction in vertical concentration, enhanced geographic presence in the U.S. and Asia Pacific, entrance into new verticals, expansion of the global sales force, growth of global delivery centers, acquisition of attractive HPAs, continued reduction of concentration of the engineering staff to below 25% of the total engineering headcount in any given geography.

        As a result of our efforts, Top 10 account concentration decreased by 10% year over year; revenue concentration around financial services vertical decreased by 8% year over year; we strengthened our value proposition for our clients; further expanded our global presence in the U.S. through organic hiring of sales customer facing personnel, as well as through Insys acquisition; continued to build-out our vertically aligned offerings, and created a deeper and more diverse customer portfolio. For example, we increased the amount of customers with revenues of $5 million and under by 45 accounts year over year.

        As of March 31, 2017, our on-shore headcount was approximately 15% of total delivery personnel.

        We continue on the way to our goal to limit exposure to any geography to no more than 30% of the engineering headcount in the mid-term and 25% in the long term. As of March 31, 2017, our presence in Ukraine is 31% of our engineering headcount as compared to 32% as of March 31, 2016. As of March 31, 2017, our presence in Russia is down to 19% of the engineering headcount as compared to 21% as of March 31, 2016. All other geographies also have less than 25% of the overall engineering personnel in line with our mid-term target. We plan to continue reducing our staff concentration in Ukraine by means of accelerated hiring in each respective EU location. In addition to the EU, we are also planning to further expand our dedicated global delivery model in Asia Pacific and other regions in the mid to long-term.

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

Technology consulting

        Our technology consulting services are designed to address clients' needs in each of our four verticals, while leveraging our in-depth expertise in technology and our best practices to optimize our clients' software processes and data security procedures. Our technology consulting services generate a small portion of our sales and include IT strategy consulting, software engineering process consulting and data security consulting. We use our best practices, methodologies and frameworks to assist clients in establishing and improving their software development processes, including metrics analysis, quality control and appraisal procedures. In an effort to expand our premium offerings, we have recently launched a rebranding and repositioning strategy, where all Luxoft financial technology consulting, services and solutions will be delivered by the 'Excelian Luxoft Financial Services' brand. We have also extended the scope of our expertise to include other capital markets-focused packages in addition to our significant focus on Murex implementations. In fiscal year 2017 we started collaborating with other popular off-the shelf packaged trading and treasury solutions providers, such as OpenLink and Calypso, as well as with customer-centric digital transformation solutions providers. We also became one of the first IoT Consulting Competency Partners for Amazon's AWS platform and have been partnering with Microsoft Azure to bring the best cloud-based solutions for our customers.

        All of these margin-accretive services are above traditional IT services offering found across our peers and these elements are of extreme importance to our customers at a time of disruptive change in their respective sectors.

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

        Our products and platforms include the following:

Platforms

        TEORA.    Teora is a set of developer tools that are designed to help Automotive HMI developers build the logic of their user interface independently from the rendering and the run-time environments. The automotive industry is accelerating the transition from fully analog displays to a software driven, higher resolution, connected and increasingly touch-enabled user experience. OEMs and Tier 1s are working hard to enable the same brand-centric user experience across multiple car models and regional markets. Very often, due to hardware limitations or design choices, different rendering technologies such as native 2D, QT, HTML5 or even high-end 3D will be used in various cars from the same automaker. It is very difficult to re-use user interface logic, graphical assets and user interface translations across these different platforms, leading to high costs and delays due to the need to re-implement the same back-end code and common functionality across these disparate platforms. Teora solves this problem by separating interface logic and common back-end functionality from the rendering technology and making it easy via native tooling integration to build the core, back-end code once and re-use it with other front-end technologies. Another advantage of this approach is that it reduces technology risks for OEMs and Tier1s by simplifying migration from one rendering platform to another, allowing OEMs additional flexibility to save costs or take advantage of a new technology.

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

Our verticals and practices

        We have developed specific expertise and grown our business in four industry verticals:

  •
  financial services;

  •
  automotive and transport;

  •
  telecom; and

  •
  healthcare and pharmaceutical

        The following table sets forth our sales by vertical and Luxoft Digital practices, by amount and as a percentage of our sales for the periods indicated:

	Years ended March 31,
	2017		2016		2015
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
Industry Vertical
Financial services	$483,801	61.6%	$446,138	68.6%	$346,027	66.5%
Automotive and transport	110,839	14.1	78,698	12.1	57,516	11.0
Telecom	69,900	8.9	37,200	5.7	33,683	6.5
Healthcare and pharmaceutical	28,258	3.6	—	—	—	—
Luxoft Digital
Technology	48,581	6.2	42,398	6.5	35,581	6.8
Travel and aviation	27,744	3.5	29,232	4.5	33,100	6.4
Energy	13,345	1.7	12,873	2.0	12,164	2.3
Other	3,093	0.4	4,213	0.6	2,477	0.5
Total	$785,561	100%	$650,752	100%	$520,548	100%

Financial services

        The financial services industry is our largest vertical. Since we began working with financial services companies as clients in 2003, we have been engaged by global institutions to develop, deploy and maintain a broad range of systems. We provide our clients with complex end-to-end engineering services and solutions, such as the development of trading platforms, risk management systems, clearing and settlement solutions and low latency exchange connectivity adapters. We have also developed comprehensive risk visualization and mobile products and platforms that are specifically focused on clients in the financial services sector. We possess not only expertise in technologies that are crucial for financial services players, such as big data, mobile, cloud and information security, but also in reference data management, risk management, and others.

        Banks are currently aiming to streamline and simplify their IT infrastructure in response to contracting budgets and narrowing margins. As a result, they are now also deploying standard software solutions for core banking, buy side and front offices of the financial industry players. Our acquisition of Excelian, completed in February 2015, helped us enter this segment of the market. Currently we are building out Excelian, Luxoft Financial Services, to provide an array of consulting services and solutions and system integration services to banking, insurance and commodity players world-wide. We have partnered with major players in this space, such as Murex, OpenLink and Calypso that provide turnkey products. We also perform implementation of other packaged solutions like PEGA and IBM BPM. This allows us to embed our services into the ecosystem of the banks providing end-to-end services around standard packages and custom software development, thereby gaining wallet share within our HPAs. Our most significant areas of growth during the past year were Europe and Asia Pacific.

        During fiscal year 2017 we have continued to gain market share within the wealth management and investment banking segments of various clients. We are also expanding the scope of work performed in the front offices of our clients. This includes application, development and maintenance ("ADM") for trading platforms across business lines, such as treasuries and equity derivatives, as well as platform architecture selection, packaged software services, and technology consulting.

Automotive and transport

        In our automotive vertical, we provide product development and system engineering services to various categories of automotive and transport industry players including car manufacturers (OEMs), tier-one and tier-two suppliers and diversified service companies. Up until the end of fiscal year 2017, our main focus has been exclusively on in-vehicle infotainment ("IVI") systems, which cover a broad range of modern car functionality and state-of-the-art features that include multimedia, connectivity, navigation, and telematics, HMI, digital clusters, computer vision, and autonomous driving.

        Our services cover the entire product development cycle from innovation vision and design to prototyping, development, system testing, verification and infield car drives. We have been investing in internal R&D programs aimed at creating platforms and frameworks that may significantly reduce time and efforts required for development of new IVI and HMI solutions by our clients. Currently, our portfolio includes such products, platforms and demonstrators as Populus, Teora and Allview. We are an active member of different industry associations focused on developing unified standards for IVI systems, such as GENIVI.

        The automotive industry is currently experiencing rapid technological evolution driven by digital disruption and electrification of the vehicles, requiring complete re-design of in-vehcle architectures and off-board service infrastructure. We view ourselves to be one of the few sizeable independent software development service providers in the automotive space. To further capitalize on this position we have developed expertise in the UTH space as well as enhanced our offering within HMI space through the acquisition of Pelagicore, to complement our existing expertise in the cockpit area. Pelagicore AB, a leader in open source software (OSS) platforms and services for IVI and human HMI development was acquired by us in September 2016. The company serves a number of blue-chip corporations and enjoys industry recognition as thought leaders in the HMI space with deep expertise in open source technologies, the cross-platform user interface development framework Qt, and in IVI systems. Its product portfolio facilitates richer user experiences and user interfaces in line with the next generation of consumer electronics. Pelagicore has strong relationships with premium automotive OEMs, Tier-1s and silicon vendors.

        Our end-to-end offering for our clients is covering three major areas:

  •
  Digital Cockpit—we engineer solutions enabling carmakers to develop user experiences that are natural extensions of consumers digital lifestyles

  •
  Under the hood—we design next generation electrical architectures and develop the software that collects and analyses data generated by various mechanical parts of the car

  •
  Extended Vehicle we enable intelligent services in the cloud and connect the vehicle to core business processes. For example, remote diagnostics into which we have been proactively investing during the past quarters is becoming increasingly important from the connected car advancement and safety standpoints. Remote diagnostics allows gathering data from the vehicle fleet in the field and using diagnostic tools to understand the condition and the performance data in each vehicle.

Telecom

        Today's carriers, Multiple System Operators (MSOs) and service providers, are faced with intense competition, profit margin pressures, challenges relating to network capacity, speed and quality, and new generation technologies requiring significant infrastructure investment. Our field engineers, software developers, solution architects and data scientists are currently engaged in networking and data communication development projects for several leading global infrastructure equipment and network analytics, service providers as well as test and measurement market leaders in the telecom and networking industry sector. We predominantly deliver our services and solutions within the following four areas:

  •
  Analytics—we are working closely with our customers to understand their customers digital experience. Through Analytics, we are helping this specific global service provider understand how customers are using their infrastructure. This insight helps plan for current and future infrastructure needs. This "infrastructure" is not just your normal networking type infrastructure but also the OTT content that is running. We are helping our customers look at the networks and services in different ways to provide the best customer experience and increase revenue opportunities.

  •
  Over-the-top (OTT) content providers—in January of 2017 we have completed an acquisition of IntroPro, an engineering consultancy with deep expertise in complete lifecycle of enterprise and embedded software architecture, development, testing and QA, maintenance and managed services for content delivery. It is specifically focused on TV, Media, and Entertainment industry. Thus, this acquisition further deepened our vertical expertise and widened our offering for the wireless and cable/satellite providers.

  •
  Chatbots—we have seen strong interest in our chatbot technology to aid in customers retention and new customer services. During this year we have executed on our first communications chatbot offering with another tier-one communications service provider in the U.S. This CSP is using Chatbot technology coupled with our work in AI to help in customer retention. Working with Customer Services divisions of our clients, we are providing a first responded chatbot to aid in customer support. We feel that this will help improve customer satisfaction and reduce operating costs.

  •
  Network Function Viertualization (NFV)—we continue see strong movement by service providers around NFV. Because of the immaturity of the standards and lack of tools required to deploy additional testing, our SDL (Software Defined Lab) assists communication providers in much needed testing and assurance measurement aspects.. Based on our expertise with Network Equipment Manufacturers, we have been in development of SDL for over 2 years. SDL will equip communications providers with a vendor-agnostic testing tool that can be used virtually, physically and as a hybrid. Thus, as communications providers look to reduce costs by moving to NFV, they can test a veriety of scenarios in the environment of their choice.

        Our capability to understand and add value to our customers' efforts depends on our ability to learn these new and emerging technologies at a rapid pace, and applying our knowledge in the carrier and enterprise environments. Our core engineering development services, including test automation, remain a valuable contribution to our customers' product plans. Furthermore, we see a tightening of the skills resource pools in our customer base, making our ability to recruit and hire talent particularly attractive to our customers.

Healthcare and Pharmaceutical

        We believe our company is ideally positioned to leverage deep expertise of technologies, digital solutions and global scale to support significant opportunities across the Healthcare & Life Science landscape. Through our recent acquisition of Insys we have obtained an existing client base in the payer/provider and large pharma segments. We are building this vertical to become one of the four verticals of our focus and believe that these two segments will be exposed to leading technology capabilities that drive both operational efficiencies (automation, analytics, cloud adoption, user experience) and business model innovation (NLP, IoT, AI, blockchain).

        At the same time we plan on further investments into broader industry resources, acquiring talent and capabilities from across the Healthcare and Pharmaceutical domain, focusing on deep client relationships and delivery-based reputations. We aspire that these investments will complement the existing technology assets and gain us greater access to other parts of the eco-system in this vertical, including contract research organizations, medical devices and biotechnology companies, and service providers.

Luxoft Digital

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

Energy

        Electricity transmission and distribution.    We provide software and hardware development services to leading energy companies, smart grid vendors, energy service companies, energy solutions vendors and energy equipment manufacturers across the globe. We primarily provide distributed energy resource management, renewable generation monitoring and control, smart grid and metering solutions in the following areas: distribution and outage management; energy transmission management; market management; substation automation; supervisory control and data acquisition integration; solution integration and deployment. We have also independently developed innovative cloud-based renewable generation monitoring and control solutions, such as LuxSolar, which helps to aggregate, analyze and forecast generation from renewable sources of energy.

        LuxSolar.    We provide solar system monitoring and control platform that would collect data from different devices (inverters, battery controllers and smart meters using IoT devices such as Raspberry PI that can be accessed wirelessly), clean, aggregate and analyze it, then store and visualize the data for customers of solar panel producers, electric utilities and industry vendors. We created a Web Portal for utilities, solar equipment manufacturers and end-users to monitor the systems installed. The portal has integrated GIS support with social media using a variety of pre-defined dashboards and diagrams, and system alerts.

        Oil & Gas.    We provide software development services for certain key industry vendors. We help with development of solutions on fields of transportation, geological and geophysical data visualization and interpretation, production allocation and modeling, field digitalization and unconventional resources production enhancement. As technology development is the main driver for production costs optimization we expect opening new horizons with advanced analytics of reservoir testing and borehole seismic systems development. With this understanding we have developed two innovative products for this industry, which help to utilize information visualization on mobile platforms in a real-time collaborative manner:

        Mobile FM (Mobile Field Module):    Mobile FM is a software platform designed specifically for the Oil and Gas production filed digitalization. It significantly simplifies the process of collecting production data on oil and gas fields, and allows field engineers to use necessary parts of entire enterprise systems in the field, even without an internet or mobile connection. Mobile FM provides the functionality for entering, validating, processing and storing such types of data as daily readings, oil hauls, well tests, gas analysis, downtimes, purchaser statements, integrated volumes, monthly LACT tickets and other. This platform enhances the existing process, and makes it more efficient and reliable by reducing human error. This solution is able to be implemented on such mobile platforms as Android, iOS and Windows Phone, which allows use of the full range of mobile functionality, such as geolocation and camera features, making the field engineers' work simpler and faster.

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

Our domain practices

        Luxoft Digital brings a wide variety of modern and emerging technologies and expertise across industry verticals and enriches our company's capabilities and the service catalogue for all of our current and perspective clients. We have several domain practices that comprise the Luxoft Digital Enterprise segment:

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

Internet of Things (IoT)

        Luxoft IoT helps our clients find the right end-to-end solutions that integrate hardware, applications and cloud services to maximize the impact to their operations. The Luxoft IoT team has helped clients in a variety of industries including manufacturing, retail, high tech, communications and aerospace. With our purchase of Radius in October 2014, we continue on the path of building out this domain practice. We are advancing the IoT offerings across Luxoft vertical industries, and at the same time, we help support cross-selling of our services to legacy Radius enterprise accounts. We continue to advance our IP and solutions portfolio using both internal resources as well as our marketing platform. In May 2015, we announced at the Internet of Things World event our Retail Engagement Suite, an integrated set of cloud-managed mobile and tablet applications that enables a range of customer-facing interactive content, video display capabilities and sales engagement reporting tailored for demanding retail environments.

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

Agile

        Our Agile practice helps clients to develop new applications using Agile methodology and to transition their existing enterprise development processes such as waterfall (end-to-end development with delivery upon the completion of defined tasks) into Agile. The principal differentiator of Agile methodology is its ability to deliver code frequently and consistently, usually every two to four weeks. The Agile approach usually involves small cross- functional teams of engineers (Scrum teams) that work on the same project, often in a distributed environment. The main advantage of utilizing Agile methodology, and a reason why we built a COE within the Agile practice, is its flexibility and quick response to change, which is critical to our clients because of shrinking product lifecycles. Agile's client-driven iterative development lets the client steer projects, iteration by iteration, and determine execution priority. This approach helps foster stronger client relationships, identifies mistakes and allows us to implement last minute changes without losing critical time and generating additional expenses. It also enhances shared learning and communications processes and solidifies teamwork. As of March 31, 2017 we employ more than 600 professionals with ICAgile Certified Professional, Professional Scrum Master or Certified Scrum Master certifications and more than 3,000 professionals who work on Agile projects and consistently evolve our Agile practice and its applicable methodologies. Luxoft was accredited as a Member Training Organization of International Consortium for Agile ("ICAgile") in January 2014. ICAgile develops education tracks and learning objectives for its members' training classes, and accredits course materials for covering particular set of topics. We have 3 accredited courses for Agile professionals: ICP Agile Fundamentals, ICP Business Value Analysis and ICP Agile Team Facilitation, participants of which are recognized as ICAgile Certified Professional after successful completion of learning objectives. Other options for continuous Agile at Luxoft include regular webinars and blog articles on Agile/Lean practices, coaching and facilitation techniques.

Our delivery centers

        With a presence in 19 countries, offices in 39 cities and delivery centers in 34 cities, as of March 31, 2017, we service multinational organizations through our global dedicated delivery model that continues to comprise an optimized mix of nearshore, offshore and on-site delivery capabilities.

        During the fiscal year ended March 31, 2017, we expanded our delivery network organically and via acquisitions adding new offices in line with our strategy for continued growth and diversification of our global sales and delivery. Demand for our engineering services and deep domain expertise from new and existing clients continued to steadily rise during the fiscal year, creating a need to open three new offices and expand our presence in Stuttgart, Germany. As a result of the Company's current business pipeline, we have not only built upon our core presence in Central and Eastern Europe, but also entered into new geographies, such as Sweden, Denmark and Netherlands. During the past fiscal year our company has opened the following new offices: Gothenburg, Sweden, Penang, Malaysia, Ruesselsheim, Germany, and Warsaw, Poland.

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

        Our office in the Nordic region, in Gothenburg, Sweden, has a specific mandate of serving new contracts and helping manage our current and potential client relationships in the region. The office is designed to respond to all current lines of business (focusing on Financial, Automotive and Telecommunications in the short term), and expand its current support of the Company's market-leading financial services clients.

        We employ a number of on-site IT professionals in Canada, Germany, Singapore, Switzerland, the United Kingdom, and the United States. The sophistication of our offshore delivery centers has allowed us to keep approximately 85% of our delivery personnel offshore as of March 31, 2017, deploying personnel to client sites on an as-needed basis. Our on-site and offshore delivery teams are linked through common processes, collaboration applications and tools, and a secure communications infrastructure that enables global collaboration. This connectivity grants our clients a choice between managing their work through offshore, near-shore and on-site delivery or any combination thereof.

        As of March 31, 2017, we employed 2,007 IT professionals in Russia, who represent approximately 19% of our IT professionals. Our Russian delivery centers leverage the country's advanced technological climate and engineering legacy to build a talented, motivated team of IT professionals.

        As of March 31, 2017, we had 3,344 IT professionals in Ukraine, who represent approximately 31% of our IT professionals. Our operations in Ukraine leverage a strong talent pool and relatively low average wages to provide effective software development services to both national and global clients.

        As of March 31, 2017, we employed 1,624 IT professionals in Romania, who represent approximately 15% of our IT professionals. Our operations in Romania leverage a substantial talent pool that primarily services clients within the telecom vertical. Romania, a member of the European Union, provides geographic and cultural proximity to our clients throughout Europe and plays an important role in our global dedicated delivery model, providing geographic diversification and cost effectiveness.

        As of March 31, 2017, we employed 1,807 IT professionals in Poland, which represents approximately 17% of our IT professionals. According to the May 2017 Gartner Report, "The Polish government established 14 Special Economic Zones, which have attracted investors to Poland through incentives such as tax rebates. Polish Information and Foreign Investment Agency is one of the organizations backed by the government, dedicated to support investors planning to locate in Poland. Poland is part of the European Union and is familiar with Western culture. A common cultural understanding is beneficial in ease of doing business, and Polish natives understand the context in how organizations operate in the U.S. or Europe."

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

Clients

        Our clients include large multinational corporations in the financial services, travel and aviation, technology, telecom, automotive and transport, healthcare and pharmaceutical, energy, and other industries. We have longstanding relationships with many of our clients, and seven of our top ten clients have been with us for five years or more. We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the fiscal year ended March 31, 2017, we derived 61.6%, 14.1% and 8.9% of our sales of services from clients operating in the financial services, automotive and transport, and telecom industries, respectively. We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our sales from a small number of major clients. See "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We derive a large portion of our sales of services, and expect that we will derive a large portion of our sales of products, from clients who operate in a limited number of industries. While this gives us deep expertise in those industries, it increases our exposure to adverse conditions in any of them."

        In the fiscal year ended March 31, 2017, our ten largest clients accounted for 66.0% of our sales. This included Deutsche Bank, whose relationship with us is described below, and UBS, which accounted for 20.0% of our total sales. No other client represented more than 10.0% of our total sales. For the risks associated with our dependence on these major clients, see "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially and adversely affect our results of operations."

        Our largest client is Deutsche Bank, with whom we have worked since 2003 and which accounted for 23.3% of our sales in the fiscal year ended March 31, 2017. Our outsourcing master service agreement with Deutsche Bank (the "DB Agreement") will be up for renewal on December 1, 2020. Typically we renew such client agreements upon their termination in the ordinary course of business. Prior to this date, the DB Agreement can be terminated by Deutsche Bank if, among other things: we commit a material breach of the DB Agreement and do not remedy it within 30 days; we breach the confidentiality provisions of the DB Agreement; we become insolvent; we experience a change of control; we experience more than a set amount of service level defaults or service disruptions; or a dispute arises regarding the credits owed to Deutsche Bank in the case of service defaults. We may terminate the DB Agreement if Deutsche Bank does not pay us, and does not remedy the non-payment within 30 days. Deutsche Bank can terminate the DB Agreement without cause by giving six months written notice. In addition, Deutsche Bank may terminate individual work orders of Framework Service Descriptions (year-long interim agreements) entered into under the DB Agreement with prior written notice. For further discussion, see "ITEM 3. Key Information—D. Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."

        For the past several years, we have been building up a portfolio of HPAs, which are accounts that we believe have significant revenue potential and are capable of generating at least $5 million in recurring annual revenues within three years from the inception of such accounts and are capable of generating a three-year CAGR of at least 30%. Currently we have over 45 of such accounts, representing a large variety of industries, including certain industries outside of our current core lines of business (such as healthcare, insurance, and retail). This group of accounts in the aggregate is responsible for contributing at least 90% of annual growth to our company for fiscal year 2017. We believe that the contribution of these accounts to our total revenues should increase, and at least replace the growth of our top two accounts, which is currently slowing down due to their stage of maturity.

        The following table sets forth sales by our top five and top ten clients, by amount and as a percentage of our total sales for the periods indicated:

	Fiscal years ended March 31,
	2017		2016		2015
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Client concentration
Top five clients	$429,200	54.6%	$422,504	64.9%	$374,254	71.9%
Top ten clients	$518,496	66.0%	$479,632	73.7%	$416,737	80.1%

        We define the geography in which our clients' revenues originate based on the location of the clients' key decision-makers.

        The following table sets forth sales by client location as a percentage of our sales for the periods indicated:

	Fiscal years ended March 31,
	2017		2016		2015
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
U.S.	$261,443	33.3%	$202,855	31.2%	$204,541	39.3%
UK	213,547	27.2	223,567	34.4	159,866	30.7
Germany	115,301	14.7	86,333	13.3	64,723	12.4
Russia	36,905	4.7	32,748	5.0	36,022	6.9
Switzerland	34,833	4.4	23,489	3.6	10,800	2.1
Romania	30,940	3.9	17,009	2.6	7,869	1.5
Poland	21,403	2.7	14,381	2.2	3,431	0.7
Singapore	4,889	0.6	10,154	1.6	15,216	2.9
Rest of Europe	36,148	4.7	17,554	2.7	10,809	2.1
Other	30,152	3.8	22,662	3.4	7,271	1.4

Total	$785,561	100%	$650,752	100%	$520,548	100%

        The following table sets forth the percentage of our sales by age of accounts for the periods presented:

	Fiscal years ended March 31,
	2017	2016	2015
Age of Account
New	10.0%	3.9%	4.5%
More than 1 year	15.1	13.3	7.4
More than 3 years	5.5	7.9	8.6
More than 5 years	69.0	74.7	79.0
Non-core sales	0.4%	0.2%	0.5%

Sales and marketing

        Our B2B (business to business) marketing teams are organized by industries and are collocated with our Sales teams for key industries in London, Stuttgart, New York and Kirkland. The teams are focused on positioning Luxoft brands and offering in the key markets, growing brand awareness, and driving leads. In addition, we also have B2E (business to employee) division that is focused on positioning Luxoft as employer of choice in the key markets where we hire talent, and driving candidates to our recruitment pipeline. Our sales and marketing teams focus on expanding our services offering into the new business lines of existing clients and targeting new clients through subject matter technical experts responsible for business development in corresponding industry segments.

        Our sales structure undergoes regular review and process improvements. We have been increasing our number of client-facing practice- and vertical domain- focused senior personnel members who are located in key geographies (such as the United Kingdom and the United States). These client-facing representatives effectively manage relationships with new and emerging clients. Further, we are continuing to increase the presence of senior technology specialists available on-site to work with the internal IT teams of potential clients, providing process transformation consulting and aiding internal IT process optimization, which is intended to generate cost savings to these clients. We believe that this will help us win more clients aiming to switch to vendors proficient in handling managed delivery engagements. We are also in the process of establishing a lead generation and nurturing structure that will allow us to follow up thoroughly on and process the leads we gather through industry events.

        Our strategy for winning new business includes:

  •
  Organic growth and expansion.  We have been successful in expanding our services into new areas of existing clients' businesses, and engaging in higher complexity work for clients who originally engaged us for more basic projects. Approximately 44% of our sales growth in the fiscal year ended March 31, 2017 and 81% of our sales growth in the fiscal year ended March 31, 2016, was generated from existing clients.

  •
  Referrals.  Our strong reputation, along with excellent references from existing clients, provides a healthy pipeline of engagements and contacts from new and prospective clients. Many of the new companies that have become our clients in recent years have done so as a result of referrals from client decision makers who have worked with us and subsequently changed employment.

  •
  Brand management, marketing and external relations activities.  We actively participate in select industry trade shows, conferences and promotional events. These enable us to demonstrate our technological solutions and platforms and interact with industry representatives, analysts and potential clients. We also have a targeted external relations strategy that includes cultivating relations with industry analysts and research firms such as Forrester and IDC, along with third party advisory firms such as ISG, KPMG, Deloitte, and Avasant, and with the global media outlets. We are increasing our investments into brand equity and develop programs that increase our brand recognition in the key geographies for our brand recognition, such as Western Europe, APAC and the United States.

        During the fiscal year ended March 31, 2017 we were recognized or mentioned by prominent independent technology research firms.

  •
  Luxoft was among the leading providers in The Breakthrough Sourcing Standouts category for the Americas, EMEA, APAC regions based on annual contract value won over the last 12 months, according to the ISG Global Outsourcing Index™.

  •
  Luxoft Among the Winners of The Car HMI Awards 2016 in The Category "Most user-friendly HMI Feature." Luxoft won a close 3rd place for 'most user-friendly HMI' at Europe's leading HMI and UX event, Car HMI Europe. Held in Berlin on June 20-21 and attended by over 200 experts from the automotive and tech industries, the award recognizes the ongoing innovative HMI work from Luxoft.

  •
  "Market Guide for MDM External Service Providers," authored by Bill O'Kane, et al, and published on, March 20, 2017.

  •
  "Market Guide for IoT Service Providers," authored by Denise Rueb, et al, and published on August 26, 2016.

  •
  "Hype Cycle for Smart Machines, 2016," authored by Ken Brandt, et al and published on July 21, 2016.

  •
  "Hype Cycle for Mobile Device Technologies, 2016," authored by Tuong Huy Nguyen, et al and published on July 11, 2016.

  •
  "Market Trends: The Future of Business-Led Models for IoT Services," authored by Jacqueline Heng, et al., and published on June 16 2017.

  •
  "Market Trends: Security Platforms for Connected Home Devices," authored by Werner Goetze et al and published on May 16, 2016.

  •
  "Market Trends: Application Testing Services Must Address the Shift to Digital Business Requirements," authored by Susanne Matson, and published on May 6, 2017.

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

        Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

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

        Additionally, our four training centers in Russia, three in Ukraine, one in Romania, one in Bulgaria, four in Poland, two in the U.K., two in Germany, two in the USA, one in Vietnam, one in Malaysia, and one in Mexico conduct more than 1800 training courses per year and host over 400 specialists (including our personnel and external students) for general training courses and client-specific education programs. We typically conduct between 130 and 200 resident training sessions per month with an average of 10 students per group, and fulfill nearly 250 additional training requests per month via our e-learning system via LuxTalent and E-learning library. Additionally, during the fiscal year ended March 31, 2017 we completed 181 four month foreign language training requests for English, Polish, Bulgarian, and Romanian as well as 122 closed foreign training requests using our e-learning tool that are comprised of thirty 12 month long licenses. Our training program delivers different professional competencies, including disciplines rarely covered by university curriculums, such as system analysis, system architecture and project management.

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

Recruitment and retention

        We believe our Company's culture and reputation, along with the talent in the regions in which we operate, enhances our ability to recruit and retain sought after IT professionals. As of March 31, 2017, we had a dedicated human resources staff of 526 people including 249 recruiters and researchers. We have compiled a database of over 443,000 IT specialists who have experience and specific skills relevant to our business. Our database, along with our referral program, has accounted for 35% of all new hires in the fiscal year ended March 31, 2017. During the fiscal year ended March 31, 2017, we hired on average more than 350 IT professionals each month.

        Our candidates come from a variety of sources, including external referrals, our regional network, our internal database and public sources. As of March 31, 2017, approximately 75% of our personnel had more than five years of industry experience.

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

  •
  "—Risks related to conducting business in CEE countries—Recent de-offshorization law and other related administrative and international measures in Russia may have a material adverse impact on our operations."

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

  •
  "—Risks related to conducting business in CEE countries—On-going regulatory changes in Russia, including software purchase regulation, Civil Code reform and personal data regulation, among others may have a material adverse effect on our operations there."

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

C.  Organizational Structure

        As of March 31, 2017, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Entity	Jurisdiction of Incorporation	Percentage Ownership
Luxoft International Company Ltd.	Cyprus	100.00%
Excelian (Singapore) Pte Ltd	Singapore	100.00%
Symtavision Inc.*	United States	100.00%
Symtavision GmbH	Germany	100.00%
Luxoft Luxembourg S.a.r.l	Luxembourg	100.00%
Luxoft Sweden	Sweden	100.00%
Luxoft Netherlands B.V.	Netherlands	100.00%
Luxoft UK Ltd.	United Kingdom	100.00%
Excelian Ltd. (UK)	United Kingdom	100.00%
Luxoft USA, Inc.	United States	100.00%
Radius Inc.	United States	100.00%
Excelian, Inc.	United States	100.00%
Luxoft Canada Ltd.	Canada	100.00%
Excelian Ltd. (Canada)	Canada	100.00%
Luxoft Eastern Europe Ltd.	British Virgin Islands	100.00%
Luxoft Mexico S.A. de C.V.	Mexico	100.00%
Luxoft Singapore PTE. LTD.	Singapore	100.00%
Luxoft Poland sp.z.o.o.	Poland	100.00%
Luxoft GmbH	Germany	100.00%
Luxoft (Switzerland) GmbH	Switerland	100.00%
Luxoft Global Operations GmbH	Switerland	100.00%
Luxoft Vietnam Company Ltd.	Vietnam	100.00%
Luxoft Bulgaria EOOD	Bulgaria	100.00%
Luxoft Professional Romania S.R.L.	Romania	100.00%
Software ITC S.A.	Romania	99.40%
Luxoft Services , LLC	Russia	100.00%
Luxoft Professional , LLC	Russia	100.00%
Luxoft Research, LLC	Russia	100.00%
Luxoft Dubna , LLC	Russia	100.00%
Luxoft Training Center	Russia	100.00%
Luxoft Ukraine LLC	Ukraine	100.00%
Luxoft Denmark ApS	Denmark	100.00%
INSYS Group, Inc.	United States	100.00%
Intro Pro US, Inc.	United States	100.00%
Intro Pro Software Company Limited	British Virgin Islands	100.00%
Intro Pro Ukraine, LLC	Ukraine	100.00%
Pelagicore AB	Sweden	100.00%
Pelagicore AG	Sweden	100.00%
Luxoft Malaysia Sdn Bhd	Malaysia	100.00%
SME—Science Management and Engineering AG	Germany	100.00%
Luxoft India, LLP	India	100.00%

*
Subsequently liquidated

D.  Property, Plants and Equipment

Facilities

        We are currently present in 39 cities with offices across nineteen countries, totaling 123,980 square meters of office space. As of March 31, 2017, we had the capacity for 14,314 workplaces, which provides us with a 35% reserve for growth. We lease all of our facilities except for one facility in Romania, which we acquired as part of our acquisition of ITC Networks in 2008.

        The following table sets forth our office locations and the number of personnel at each office as of March 31, 2017, excluding all on-site personnel and any personnel on long-term leave.

Location	Total square meters	Personnel	Principal Use
Eastern Europe:
Kiev, Ukraine	29,209	2,660	Delivery center
Moscow, Russia	9,824	1,033	Delivery center; sales, marketing & other admin
Omsk, Russia	8,121	673	Delivery center
Odessa, Ukraine	7,991	634	Delivery center
St. Petersburg, Russia	6,831	641	Delivery center
Dnipro, Ukraine	3,568	323	Delivery center
Dubna, Russia	662	70	Delivery center
Central Europe:
Bucharest, Romania	21,130	1,233	Delivery center
Krakow, Poland	11,315	666	Delivery center
Wroclaw, Poland	5,498	236	Delivery center
Sofia, Bulgaria	3,360	220	Delivery center
Tricity, Poland	676	50	Delivery center
Warsaw, Poland	321	47	Delivery center
Western Europe:
Boeblingen, Germany	2,166	65	Delivery center
Munich, Germany	1,329	46	Delivery center; sales, marketing & other admin
Leinfelden-Echterdingen (Stuttgart), Germany	1,272	87	Delivery center; sales, marketing & other admin
London, United Kingdom	1,251	138	Delivery center; sales, marketing & other admin
Zug, Switzerland	943	22	Operational headquarters
Braunschweig, Germany	544	27	Delivery center; sales, marketing & other admin
Gothenberg, Sweden	452	40	Delivery center
Welwyn Garden City, Hertfordshire, United Kingdom	322	17	Delivery center; sales, marketing & other admin
Frankfurt am Main, Germany	135	6	Delivery center
Strassen, Luxembourg	123	1	Delivery center
Ruesselsheim, Germany	88	—	Delivery center
Nicosia, Cyprus	84	1	Sales, marketing & other admin

Location	Total square meters	Personnel	Principal Use
North America:
Kirkland (Seattle), WA, USA	1,188	96	Delivery center; sales, marketing & other admin
Guadalajara, Mexico	1,111	97	Delivery center
Jersey City, NJ, USA	1,031	21	Delivery center; sales, marketing & other admin
New York, NY, USA	438	23	Delivery center; sales, marketing & other admin
Los Angeles, California, USA	154	—	Sales, marketing & other admin
Menlo Park, CA, USA	139	1	Delivery center; sales, marketing & other admin
Detroit, MI, USA	55	2	Delivery center; sales, marketing & other admin
Toronto, Canada	15	—	Sales, marketing & other admin
Eden Prairie (Minneapolis), Minnesota, USA	11	—	Sales, marketing & other admin
APAC:
Ho Chi Minh City, Vietnam	1,146	40	Delivery center
Penang, Malaysia	915	30	Delivery center; sales, marketing & other admin
Sydney, Australia	148	16	Delivery center
Singapore, Singapore	99	7	Delivery center; sales, marketing & other admin
Other:
Cape Town, South Africa	315	8	Delivery center
Total	123,980	9,277

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

  •
  Client concentration:  In the fiscal year ended March 31, 2017, 61.6% of our sales were derived from clients in the financial services industry. We believe we will continue to have similar levels of revenue concentration in the financial services industry in the near term. The developments in this industry that impact the demand for software development services and solutions are likely to have a greater impact on us than on competitors, who do not have a similarly high level of revenue concentration in this vertical. Furthermore, we have a high degree of client concentration and our top five clients represented an aggregate of 54.6% of our sales in the fiscal year ended March 31, 2017. We believe that the financial services industry will remain one of the most significant sources of demand for IT services in the near term, driven by ongoing pressure to restore growth and improve profitability, industry-wide regulatory reforms, requirements to increase transparency and manage risk exposure, as well as the adoption of new technologies such as cloud computing, mobile and data analytics. We believe that the financial industry's strong reliance on IT outsourcing services and the mission critical nature of the services we provide for key clients within the financial industry, should reduce the risks we face from client concentration.

  •
  Foreign currency fluctuation:  We operate in a multi-currency environment, and exchange rate fluctuations, especially between the U.S. dollar and the euro and currencies pegged to the euro, impact our results of operations. Our sales are largely denominated in U.S. dollars and euros, and, to a lesser extent, in British pounds and Russian rubles, whereas our expenses are largely denominated in U.S. dollars, Russian rubles, Polish zloty, British pounds and Romanian leu. As a result, currency fluctuations, especially the appreciation of the Russian ruble relative to the U.S. dollar and the depreciation of the euro and British pound relative to U.S. dollar, could negatively impact our results of operations. Currency exchange rates in the British pound and the euro with respect to each other and the U.S. dollar have been affected by the June 23, 2016 referendum in the United Kingdom, pursuant to which the people of the United Kingdom voted for the United Kingdom's withdrawal from the European Union ("Brexit"), and the United Kingdom formally notified the European Union of its intention to withdraw from it. As a significant portion of our revenues are derived from sales to clients located in the United Kingdom and due to our operations in the United Kingdom and Europe, further exchange rate fluctuations as a result of Brexit could adversely affect our business and our results of operations. See "ITEM 3. Key Information—D. Risk Factors—The decision by the United Kingdom to exit from the European Union could materially adversely affect our business and results of operations."

  •
  Inflation in CEE:  Our results of operations are affected by inflation rates in CEE because our expenses are largely denominated in Russian rubles and other CEE currencies, such as Romanian leu and Polish zloty. If we are unable to increase our revenues in line with our costs in CEE, it could have a material effect upon our results of operations and financial condition. See "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations."

  •
  Tax reduction programs:  We benefit from tax reduction programs in Russia, Switzerland and Poland.

  •
  In Russia, we benefit from a reduced social contributions tax rate program available to qualified IT service providers complying with certain conditions set out in the Russian law. Russia's social contributions are mandatory taxes consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Insurance Fund and the Federal Medical Insurance Fund. The social contributions tax rate varies depending on the employer's beneficial status and the status of a particular employee (such as a foreign citizen or Russian citizen). Under the program, the applicable aggregate tax rate is currently reduced from the maximum of 30% to 14%. However, the reduced tax rates for social contributions payable by qualified IT service providers are expected to be available only until December 31, 2023.

  •
  Our Swiss subsidiary, which also serves as Group operational headquarters, has been enjoying mixed company regime in the canton of Zug since its incorporation in 2013. Under cantonal tax law a mixed company is partially exempted from cantonal taxation of profits earned outside of Switzerland. Amount of profits exempted from cantonal taxation depend on the number of Swiss employees of the Group and in our case equals to 80% of profits. It is expected that this privileged taxation of foreign profits will be abolished from 2020. It is expected that new special tax regimes or preferential tax rates may be introduced after the abolishment of the mixed company regime, however it is currently difficult to assess to what extent such new incentives will be similar to the current one.

  •
  Our subsidiary in Poland conducts a part of its operational activities in the territory of Krakow special economic zone ("SEZ") under the permit, which entitles the Group to use a tax incentive. Our profit generated from operations in the SEZ is non-taxable within the amount of tax credit calculated based on eligible expenses. Since the amount of the relevant tax credit currently exceeds the amount of income tax payable with respect to profits earned in the SEZ, we pay no income tax in relation to this subsidiary's operations in the SEZ.

  •
  Government grants:  During the fiscal year ended March 31, 2017, we participated in government grants programs in Romania, Poland, Bulgaria, Mexico and Malaysia. The programs require certain investments regarding creating new workplaces and maintaining them during certain periods of up to five years. As a result of fulfilling the programs' requirements, we received five government grants in the total amount of $3.8 million; in 2016 we received three government grants in the total amount of $2.9 million.

Acquisitions

        During the fiscal years ended March 31, 2017 and 2016 we completed a number of acquisitions that allowed the Company to expand the existing verticals, increase revenue and create new offerings of services currently provided. The Company used the acquisition method of accounting to record these business combinations. All our acquisitions during these two fiscal years were settled in cash. For some transactions, purchase agreements contain contingent consideration in the form of an earnout obligation.

Acquisition of IntroPro

        On January 31, 2017, the Group closed an equity purchase transaction to acquire IntroPro, a group of engineering consultancy companies generating the majority of its revenue from the telecom and media sector, serving several blue chip clients based in North America.

        Luxoft acquired all of the issued and outstanding shares of three companies constituting the IntroPro group, namely Intro Pro US Inc., Intro Pro Software Company Limited and Intro Pro Ukraine LLC for $28.3 million of cash consideration, paid at closing, of which $5.0 million was placed in escrow by the sellers for up to 3 years as security for the indemnification and certain other obligations of the sellers under the terms of the stock purchase agreement. In accordance with the agreement, the Sellers are entitled to additional cash payments, subject to achievement of certain financial performance milestones by IntroPro for its 2017 and 2018 fiscal years. As of March 31, 2017, the fair value of the contingent consideration was $24.4 million.

Acquisition of Pelagicore

        On September 13, 2016, the Group has completed the acquisition of Pelagicore AB, a Swedish company, provider of open source software platforms and services for in-vehicle infotainment systems and human machine interface (HMI) development.

        In accordance with the stock purchase agreement, Luxoft Global Operations GmbH paid €16.9 million, or $18.9 million, upon closing of this transaction. Additionally, Luxoft agreed to pay up to € 5.0 million or $5.5 million in 2017 subject to Pelagicore achieving certain order backlog from defined clients till the end of 2017 calendar year. The fair value of the contingent consideration as of March 31, 2017 was $5.4 million.

Acquisition of INSYS Group, Inc.

        On July 15, 2016, Luxoft USA, Inc. completed the acquisition of INSYS Group, Inc. ("Insys"), an IT consulting provider focusing on advanced predictive analytics, business intelligence and data warehousing, digital marketing, and enterprise information management. Luxoft acquired all of the issued and outstanding shares of common stock of Insys for an initial payment of $37.9 million with the remaining amount payable being subject to certain revenue and EBITDA targets to be achieved by Insys for the six-month period ending December 31, 2016, and its 2017 and 2018 fiscal years. The total amount of contingent purchase consideration was not to exceed $33.5 million. Additionally, under the Purchase Agreement, certain managers of Insys were eligible for incentive payments under a management earnout participation plan in an amount of up to $7.0 million. In conjunction with the mutual election under Section 338(h) of the U.S. Internal Revenue Code ("Section 338(h)"), Luxoft USA and the Insys Sellers agreed to treat the Insys purchase as an asset purchase for tax purposes.

        In March 2017, the management of Luxoft and the former shareholders of Insys Group, Inc. reached an agreement in negotiations regarding certain changes to the original SPA. The main changes include re-allocation of the earn-out percentages among the former Insys shareholders and introduction of a minimum guaranteed amount of the earn-out of $2.6 million. Additionally the maximum amount of the management earnout participation plan was decreased to a maximum of $3.0 million due to resignation of one of the participants. As of March 31, 2017, the fair value of the contingent consideration was $7.9 million.

Acquisition of Symtavision GmbH

        On February 23, 2016, Luxoft Global Operations GmbH, a wholly-owned Swiss subsidiary of the Company ("LGO"), completed its acquisition of Symtavision GmbH ("Symtavision"), a boutique provider of automotive software tools and consulting services focused on scheduling analysis, architecture optimization, and timing verification. Symtavision's tools, building on its proprietary intellectual property, focus on the Under the Hood ("UTH") technology around increasingly important software integration and timing analysis in the chassis, powertrain, body, and driver assistance domains as well as in-vehicle networking.

        The Symtavision acquisition enhanced our capabilities in the UTH practice and expanded our list of automotive high potential accounts ("HPAs").

        In accordance with the stock purchase agreement LGO paid a cash purchase price of €3.9 million, or $4.4 million at the then-current exchange rate of €1=$1.14, upon closing of this transaction.

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

Industry Verticals

        While financial services have historically been our largest industry vertical, we have deep expertise in each of the industry verticals we serve. We target four industry verticals within which we have maintained a relatively stable revenue mix during the periods under review. For information on sales by industry vertical, see "ITEM 4. Information About Luxoft—B. Business Overview—Our verticals."

Client concentration

        We have deep and long-standing relationships with our top clients. As a percentage of total sales, revenue generated by our top five clients declined from 64.9% for the fiscal year ended March 31, 2016, to 54.6% in the fiscal year ended March 31, 2017. Revenue generated by our top ten clients for the same periods decreased from 73.7% to 66.0% as a percentage of total sales. Over the long-term, we expect client concentration from our top ten clients to continue to decrease as a result of increase in demand from other existing clients, as well as business from new clients. New clients for any period are defined as clients who were not on our client list as of the end of the applicable prior fiscal year. For information on sales by client, see "ITEM 4. Information About Luxoft—B. Business Overview—Clients."

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

        The following table sets forth sales by contract type, by amount and as a percentage of our total sales for the periods indicated:

	Years ended March 31,
	2017		2016		2015
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
Contract type
Time-and-materials	568,510	72.4%	298,367	45.8%	214,259	41.2%
Fixed price	217,051	27.6%	352,385	54.2%	306,289	58.8%

Total	$785,561	100%	$650,752	100%	$520,548	100%

Operating expenses

        Our operating expenses consist of:

Cost of services

        Cost of services includes salaries and related benefits for our delivery center employees, compensation for our contractors and other project-related costs, including travel, materials and other direct costs. Most of our IT professionals are salaried employees except for personnel in Ukraine and the United States, where a substantial part are contractors. The majority of our costs of services comprise compensation to our employees and contractors, and we expect substantially the same composition of costs of services in the future. Where services are performed by contractors, the entire cost of contractors is included in cost of services. With respect to employees, the compensation for the time that our employees log for specific projects is included in our cost of sales, and the remainder of the total compensation for logged time is recorded in selling, general and administrative expenses. The travel expenses of our employees and contractors directly related to specific projects are recorded in our cost of services. Cost of services also includes social contribution charges payable on the salaries for our employees.

Selling, general and administrative expenses

        Selling expenses include primarily advertising and marketing expenses. General and administrative expenses include compensation and other expenses of our senior management, administrative personnel, and R&D personnel, as well as compensation expenses for the time of our IT professionals not assigned to a specific project. General and administrative expenses also include office rent and maintenance and professional services, including legal, audit and insurance services, travel and entertainment expenses other than those directly related to projects for clients, and other expenses.

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

        Net foreign exchange income/(loss):    We enter into foreign exchange transactions as we have contracts denominated in both U.S. dollars, euros, rubles, and, to a lesser extent, Swiss francs, British pounds and other currencies. Re-measurement of monetary assets, such as receivables, denominated in foreign currencies that are different from functional currencies of the respective subsidiaries, result in and are recorded as net foreign exchange income/ (loss).

Income tax expense

        Our income tax includes both current and deferred income taxes. Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position. Due to our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. In the fiscal year ended March 31, 2017, our effective income tax rate decreased to 11.2% comparing to 14.7% in the fiscal year ending March 31, 2016 due to positive effect of SOP tax deduction, utilization of tax losses and other beneficial tax planning strategies.

  Results of operations

        The following tables set forth our results of operations for the periods presented and as a percentage of sales of services for those periods.

	For the years ended March 31,
	2017	2016	2015
	(in thousands)
Sales of services	$785,561	$650,752	$520,548
Operating expenses
Cost of services (exclusive of depreciation and amortization)	474,980	379,331	293,960
Selling, general and administrative expenses	213,723	171,707	128,952
Depreciation and amortization	34,847	23,814	16,834
(Income)/ loss from revaluation of contingent liability	(10,031)	(2,511)	1,166
Impairment loss	5,287	—	—

Operating income	$66,755	$78,411	$79,636

Other income and expenses
Interest expense, net	(81)	121	(543)
Other gain/ (loss), net	5,119	3,947	1,430
Gain/ (loss) from foreign currency exchange contract	1,314	261	1,321
Net foreign exchange loss	(2,604)	(381)	(8,867)

Income before income taxes	70,503	82,359	72,977
Income tax expense	(7,865)	(12,108)	(9,828)

Net income	$62,638	$70,251	$63,149
Net income attributable to the non-controlling interest	—	—	—

Net income attributable to the Group	$62,638	$70,251	$63,149

Other comprehensive income/(loss), net of tax	95	(2,281)	(425)

Comprehensive income	$62,733	$67,970	$62,724
Comprehensive income/ (loss) attributable to the non-controlling interest	—	—	—

Comprehensive income attributable to the Group	$62,733	$67,970	$62,724

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016

Sales of services

        In the fiscal year ended March 31, 2017, our revenues demonstrated 20.7% growth year over year, increasing by $134.8 million to $785.6 million in the fiscal year ended March 31, 2017 from $650.8 million in the fiscal year ended March 31, 2016. The increase was primarily due to a growing volume of sale in three of our verticals, financial services, telecom and automotive and transport, which contributed 5.8%, 5.0% and 4.9% of overall growth, respectively. Luxoft Digital practice which includes technology, travel and aviation and energy practices, contributed 0.8% to the overall growth year-on-year.

        From a geographical standpoint, our revenue increased substantially due to our U.S. clients, providing 9.0% of overall revenue growth, as well as clients from Germany and Poland, contributing 4.5% and 2.1% of total revenue growth, respectively. In comparison to the prior fiscal year, in the fiscal year ended March 31, 2017, our revenue generated from the U.S. clients increased by 39.8% from 28.9% to 33.3% of total revenue resulted both from increased volume of sales to our top clients in the telecom vertical as well as revenue from the Insys and IntroPro businesses, which were acquired in July 2016 and January 2017, respectively; Germany increased by 33.6% from 13.3% to 14.7% of the total primarily due to growth of our automotive vertical clients; Poland demonstrated an increase of 81.9% from 2.6% to 3.9% of the total revenue mainly due to continuing growth in our financial vertical.

        We continuously develop relationships with our clients and as a result, sales to our existing clients accounted for 43.6% of the increase in sales of services for the fiscal year ended March 31, 2017, while sales to new clients accounted for 39.8% of the increase. Sales of services to new clients represented 10.0% of total sales in the fiscal year ended March 31, 2017, as compared to 3.9% of total sales in the fiscal year ended March 31, 2016. Our non-core sales accounted for 0.4% and 0.2% of total sales in the years ended March 31, 2017 and 2016, respectively.

        To support our growing sales, we increased the number of our IT professionals to 10,807 as of March 31, 2017, from 9,239 IT professionals as of March 31, 2016.

Operating expenses

Cost of services

        Cost of services increased by $95.6 million, or 25.2%, to $475.0 million in the fiscal year ended March 31, 2017 from $379.3 million in the fiscal year ended March 31, 2016. Gross margin decreased from 41.7% to 39.5% in the fiscal year ended March 31, 2017, when compared to the prior fiscal year. The increase in cost of services and related decrease in gross margin during the latter fiscal year was primarily attributed to a larger portion of the new business generated by HPAs compared to the prior fiscal year. To enable faster growth of our HPAs we made certain upfront investments into these accounts, including training of our engineering personnel, the time which cannot be billed to a client, billing clients at lower rates during smaller proof of concept engagements, providing higher paid onshore consultants at the initial engagements with a low ratio of lower-salaried off-shore engineering support, which we usually increase at later, more mature stages of relationships.

        As a percentage of sales, cost of services increased to 60.5% for the fiscal year ended March 31, 2017, from 58.3% in the fiscal year ended March 31, 2016.

Selling, general and administrative expenses

        During the fiscal year ended March 31, 2017, our selling, general and administrative expenses increased by $42.0 million, or 24.5%, to $213.7 million mainly due to organic expansion of our business functions. As a percentage of sales, selling, general and administrative expenses increased to 27.2% for the fiscal year ended March 31, 2017, from 26.4% in the fiscal year ended March 31, 2016. This increase was attributable primarily to the stock option plan and continuing investments in R&D activities.

        Payroll and bonuses expenses, including payroll taxes and excluding share-based compensation, increased by $26.8 million, or 32.7%, from $82.0 million in the fiscal year ended March 31, 2016 to $108.8 million in the fiscal year ended March 31, 2017, primarily due to an expansion of our R&D activities, contributing 15.6% of the total increase in our selling, general and administrative expenses.

        Share-based compensation increased by $11.2 million from $17.7 million in the fiscal year ended March 31, 2016 to $29.0 million in the fiscal year ended March 31, 2017, principally due to new grants under our SOP III program. The growth of share-based compensation expenses impacted the overall selling, general and administrative expenses by 6.5%.

        Our spending on professional services increased by $1.8 million, or 7.6%, to $25.8 million in the fiscal year ended March 31, 2017, contributing 1.1% to the total increase in our selling, general and administrative expenses, primarily due to consulting fees to support our M&A activities.

Depreciation and amortization

        Depreciation and amortization increased by $11.0 million, or 46.3%, to $34.8 million in the fiscal year ended March 31, 2017 from $23.8 million in the fiscal year ended March 31, 2016. As a percentage of sales, depreciation and amortization increased from 3.7% in the fiscal year ended March 31, 2016 to 4.4% in the fiscal year ended March 31, 2017. The increase was primarily a result of increased amortization of intangible assets recognized in business combinations, specifically customer relationships of Insys and IntroPro. Another contributing factor was an increase in computers and office equipment due to a growing headcount.

Income from revaluation of contingent liability

        Gain from revaluation of contingent liability increased by $7.5 million from $2.5 million in the fiscal year ended March 31, 2016 to $10.0 million in the fiscal year ended March 31, 2017. The gain from revaluation of contingent liability was primarily associated with lowering of the performance forecasts for the companies acquired during the fiscal year ended March 31, 2017. The changes in the forecast have also resulted in an impairment loss discussed below.

Impairment loss

        During the fiscal year ended March 31, 2017, we recorded an impairment loss of $5.3 million related to the Insys client base. The principal factor leading to the impairment was the reduction in the projected future cash flows due to an adverse change in the cumulative average revenue growth rate. No impairment of intangible assets occurred as of March 31, 2016.

Operating income

        Due to the increases in cost of services and general and administrative expenses discussed above, our operating income decreased by $11.7 million, or 14.9%, to $66.8 million in the fiscal year ended March 31, 2017 from $78.4 million in the fiscal year ended March 31, 2016. As a percentage of sales, our operating income decreased to 8.5% in the fiscal year ended March 31, 2017, from 12.0% for the fiscal year ended March 31, 2016.

Other income and expenses

Other gain/(loss), net

        Other gains increased by $1.2 million from $3.9 million in the fiscal year ended March 31, 2016 to $5.1 million in the fiscal year ended March 31, 2017. The increase is attributable to $3.4 million from five government grants received in Romania, Poland, Bulgaria, Mexico and Malaysia during the fiscal year ended March 31, 2017. See also "ITEM 4. Information About Luxoft—Government support for the IT industry in CEE."

Gain from foreign currency exchange contracts

        Gain from foreign currency exchange contracts increased by $1.1 million from $0.3 million in the fiscal year ended March 31, 2016 to $1.3 million in the fiscal year ended March 31, 2017, mainly due to increased fluctuation in the U.S. dollar/euro exchange rates during the fiscal year ended March 31, 2017, when compared to the fiscal year ended March 31, 2016, resulting in higher gains realized on our euro/U.S. dollar forward contracts.

Net foreign exchange loss

        Net foreign exchange loss increased by $2.2 million from $0.4 million in the fiscal year ended March 31, 2016 to $2.6 million in the fiscal year ended March 31, 2017, primarily due to depreciation of the euro against the U.S. dollar during the fiscal year ended March 31, 2017, which adversely affected our euro-denominated receivables; and appreciation of the Russian ruble against the U.S. dollar resulting in a foreign exchange loss from our Ruble-denominated payables.

Income from continuing operations before income taxes

        Income from continuing operations before income taxes decreased by $11.9 million, or 14.4%, to $70.5 million in the fiscal year ended March 31, 2017, from $82.4 million in the fiscal year ended March 31, 2016, and demonstrated a decrease as a percentage of sales from 12.7% to 9.0% in the years ended March 31, 2016 and 2017, respectively.

Income tax expense

        Income tax expense decreased by $4.2 million, or 35.0%, to $7.9 million in the fiscal year ended March 31, 2017 from $12.1 million in the fiscal year ended March 31, 2016. Our effective income tax rate decreased to 11.2% of income from continuing operations before income taxes in the fiscal year ended March 31, 2017 from 14.7% in the fiscal year ended March 31, 2016. The rate decrease represents a combined effect of SOP tax deduction, utilization of tax losses and other beneficial tax planning strategies. Corporate income tax deduction was made for the amount of exercised SOP III instruments in the United States, the United Kingdom, Germany and Switzerland. We have successfully utilized some of the previously unrecognized tax losses mainly in the United Kingdom and Australia either through group relief or through availability of taxable income. Also, use of beneficial tax treatment and actualization of the income tax provisions upon filing of tax returns had a positive effect on our effective tax rate.

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

        From a geographical standpoint, our revenue increased substantially due to our UK clients, providing 12.2% of our overall revenue growth, and clients from Germany and Switzerland, contributing 4.2% and 2.4% of total revenue growth, respectively. In comparison to the prior fiscal year, in the fiscal year ended March 31, 2016, our revenue generated from the UK clients increased by 39.8% from 30.7% to 34.4% of total revenue; Germany increased by 33.4% from 12.4% to 13.3% of the total and Switzerland increased by 117.5% from 2.1% to 3.6% of the total. The increase in sales of services to our UK clients resulted both from an increased volume of sales to our top clients in the financial services vertical as well as revenue from the Excelian business, which was acquired in February 2015. The increase in revenue from our clients in Germany and Switzerland is attributable mainly to an increased volume of sales to clients in the financial and automotive and transport verticals.

        We continuously develop relationships with our clients and as a result, sales to our existing clients accounted for 81.3% of the increase in sales of services for the fiscal year ended March 31, 2016, while sales to new clients accounted for 19.4% of the increase. Sales of services to new clients represented

3.9% of total sales in the fiscal year ended March 31, 2016, as compared to 4.5% of total sales in the fiscal year ended March 31, 2015. Our non-core sales accounted for 0.2% and 0.5% of total sales in the years ended March 31, 2016 and 2015, respectively.

        To support our growing sales, we increased the number of our IT professionals to 9,239 as of March 31, 2016, from 7,850 IT professionals as of March 31, 2015.

Operating expenses

Cost of services

        Cost of services increased by $85.4 million, or 29.0%, to $379.3 million in the fiscal year ended March 31, 2016 from $294.0 million in the fiscal year ended March 31, 2015. Gross margin decreased from 43.5% to 41.7% in the fiscal year ended March 31, 2016, when compared to the prior fiscal year. The increase in cost of services and related decrease in gross margin were attributable primarily to the growth of personnel expenses directly attributable to client projects as a result of increased headcount in the locations with higher salaries.

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

        We continued to invest in our infrastructure. To accommodate the increased headcount, we rented new facilities which resulted in a $5.6 million, or 19.3% increase in general and administrative expenses due to an increase in office rent and maintenance expenses to $34.6 million for the fiscal year ended March 31, 2016 from $29.0 million for the fiscal year ended March 31, 2015.

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

Income from revaluation of contingent liability

        The financial results from revaluation of contingent liability changed by $3.7 million from a loss of $1.2 million in the fiscal year ended March 31, 2015 to a gain of $2.5 million in the fiscal year ended March 31, 2016 mainly due to the agreement with the Sellers of Radius Inc. to reduce the remaining consideration payable by 15%; and due to a shift in timing of previously expected revenues, subject to contingent royalty payments beyond the royalty period ending December 31, 2017.

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

Income tax expense

        Income tax expense increased by $2.3 million, or 23.2%, to $12.1 million in the fiscal year ended March 31, 2016 from $9.8 million in the fiscal year ended March 31, 2015. Our effective income tax rate in the fiscal year ended March 31, 2016 increased to 14.7% of income from continuing operations before income taxes in the fiscal year ended March 31, 2016, from 13.5% in the fiscal year ended March 31, 2015. The rate increase represents a combined effect of our acquisitions completed during the fiscal year ended March 31, 2015, which increased the portion of our taxable profits attributable to jurisdictions with higher tax rates, and an overall increase in taxable profits in Switzerland, the United Kingdom and the United States.

Quarterly results of operations and seasonality

        Our business is moderately seasonal and our results of operations vary from quarter to quarter based in part upon the budget and work cycles of our clients. Our operating results are typically lower in the first fiscal quarter of each year due to increases in wages and other costs that typically occur in the beginning of each fiscal year. The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from April 1, 2015 to March 31, 2017.

	Three Months Ended
	March 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	March 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015
	(in thousands)
Consolidated statements of income:
Sales of services	$204,131	$206,924	$196,457	$178,049	$169,209	$171,946	$161,542	$148,055
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	129,632	124,688	114,908	105,752	103,496	97,412	90,446	87,977
Selling, general and administrative expenses	56,193	54,291	54,315	48,924	48,202	45,229	39,611	38,665
Depreciation and amortization	10,260	9,362	7,990	7,235	6,703	6,201	5,550	5,360
(Income)/loss from revaluation of contingent liability	(8,668)	(1,424)	344	(283)	(3,356)	61	41	743
Impairment loss	5,287	—	—	—	—	—	—	—

Operating income	11,427	20,007	18,900	16,421	14,164	23,043	25,894	15,310
Other income and expenses
Interest expense, net	(91)	6	(28)	32	149	61	(61)	(28)
Other gain/(loss), net	755	3,630	327	407	2,346	1,025	283	293
Gain/(loss) from foreign currency exchange contracts	—	953	(30)	391	(1,019)	595	517	168
Net foreign exchange gain/(loss)	889	(2,847)	21	(667)	1,524	(3,474)	421	1,148

Income from continuing operations before income taxes	12,980	21,749	19,190	16,584	17,164	21,250	27,054	16,891
Income tax expense	755	(3,217)	(2,899)	(2,504)	(2,572)	(3,211)	(4,046)	(2,279)

Net income
Less: Net loss attributable to the non-controlling interest	13,735	18,532	16,291	14,080	14,592	18,039	23,008	14,612

Net income attributable to the Group	13,735	18,532	16,291	14,080	14,592	18,039	23,008	14,612

B.  Liquidity and Capital Resources

        At March 31, 2017, our principal sources of liquidity were cash and cash equivalents totaling $109.6 million and $87.0 million of available borrowings under our revolving lines of credit. As of that date, $91.4 million was held in U.S. dollar denominated accounts primarily in Switzerland.

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

        We have not provided for dividend withholding taxes on the unremitted earnings of our subsidiaries as they are considered permanently reinvested.

        Our cash requirements have principally been driven by working capital requirements and capital expenditures. Our working capital requirements are, in turn, generally driven by the growth in our business and the impact on our cash flows arising out of the difference in timing between when our payment obligations arise and when we receive payment from clients. We fund working capital primarily from cash and cash equivalents on hand, cash flows provided by our operating activities and our short term credit facilities in those cases when it is deemed necessary or most efficient way. Our average time for collecting receivables, which include trade receivables, unbilled revenue and deferred revenue balances, decreased to 69 days for the fiscal year ended March 31, 2017, from 76 days for the fiscal year ended March 31, 2016, mainly due to increased efficiency of our collecting cycle.

        As of March 31, 2017, we did not have any material commitments for capital expenditures. We believe that, based on our current business plan, our cash and cash equivalents on hand, cash from operations and borrowings available to us will be adequate to meet our working capital, capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements.

Credit facilities

        INSYS Group Inc. utilizes a credit facility provided by TD Bank N.A. The Loan and Security agreement was modified effective August 29, 2016, to provide an aggregate amount of $8.0 million at LIBOR plus 2.00% interest rate. There was no outstanding amount as of March 31, 2017, under this agreement.

        Excelian Ltd uses an invoice discounting facility of up to £3.0 million provided by Royal Bank of Scotland. On November 19, 2016, the facility was reduced to £1.0 million. Under this arrangement Excelian Ltd can assign certain receivables in exchange for cash less a discount based on 1.90% per annum. There was no outstanding amount as of March 31, 2017, under this agreement.

        On December 27, 2016, Luxoft USA Inc. and Luxoft Global Operations GmbH respectively entered into the Facility agreement with Amsterdam Trade Bank N.V. for the aggregate available credit amount up to $18.0 million. For both of the facilities the applied interest rate is the cumulative of the applicable LIBOR and a 3% margin. There was no outstanding amount as of March 31, 2017 under these agreements.

        On February 20, 2014, Luxoft USA, Inc. entered into a credit facility agreement with Citibank, N.A. for up to $5.5 million. The loan bears an interest rate LIBOR plus 1.25% per annum. There was no outstanding amount as of March 31, 2017 under this agreement.

        On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GmbH entered into an uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5.0 million. On November 13, 2014 Luxoft Global Operations GmbH acceded to the mentioned Facility Agreement as a Borrowing Entity. On November 25, 2016 Citibank increased the total credit amount available for the Group to $17.4 million. This is a continuing agreement and remains in full effect subject to its terms until 30 days after the bank's receipt of written notice of termination from the borrower's agent. Under this agreement the borrower can use pre- or post-shipment advance. The interest rate for pre-shipment is LIBOR plus 2.0% per annum and the interest rate for post-shipment is LIBOR plus 1.25% per annum. There was no outstanding amount as of March 31, 2017 under this agreement.

        On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement with BNP Paribas Dublin Branch. Under the agreement the Group can assign certain receivables in exchange for cash based on LIBOR for the relevant purchase term (30/60 days) plus 3.0% per annum. The current limit available under this facility is up to $30.0 million. There was no outstanding amount as of March 31, 2017 under this agreement.

Overdraft facilities

        On December 27, 2016 Luxoft International Company Ltd. entered into the Facility agreement with Amsterdam Trade Bank N.V. for up to $3.0 million of the available overdraft limit. The overdraft facility bears interest at a rate of one-month LIBOR plus 3.75% per annum. There was no outstanding amount as of March 31, 2017, under this facility.

        On November 12, 2013 Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO Citibank for $0.9 million. As of March 31, 2017, this facility has not been drawn down. The overdraft facility bears interest at a rate of one-month LIBOR plus 2.00% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. and Luxoft Professional, LLC. There was no outstanding amount as of March 31, 2017, under this agreement.

        On October 25, 2012 Luxoft Professional, LLC entered into an overdraft facility agreement with ZAO Citibank for $3.0 million. As of March 31, 2017, this facility has not been drawn down. The overdraft facility bears interest at a rate of one-month LIBOR plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. There was no outstanding amount as of March 31, 2017, under this facility.

Cash flows

        The following table presents the major components of net cash flows for the years ended March 31, 2017, 2016 and 2015.

	Years ended March 31,
	2017	2016	2015
	(in thousands)
Net cash flow provided by operating activities	$122,027	$105,389	$76,278
Net cash used in investing activities	(106,468)	(32,725)	(42,280)
Net cash used in financing activities	$(14,218)	$(8,904)	$(21,995)

Net cash provided by operating activities

        Net cash provided by operating activities increased by $16.6 million, or 15.8%, to $122.0 million in the fiscal year ended March 31, 2017, from $105.4 million in the fiscal year ended March 31, 2016, primarily due to the decrease in amounts due from and to clients from $14.6 million in the fiscal year ended March 31, 2016 to $2.8 million in the fiscal year ended March 31, 2017, as a result of increased efficiency of our collecting cycle discussed above. Another contributing factor was the net effect of the decrease in net income, which includes impairment loss and higher incentive based compensation payments in 2017 fiscal year as compared to 2016 fiscal year, partially offset by the increase in non-cash gain from revaluation of contingent liabilities.

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

Net cash used in investing activities

        Net cash used in investing activities increased by $73.7 million, or 225.3%, to $106.5 million in the fiscal year ended March 31, 2017, from $32.7 million in the fiscal year ended March 31, 2016. The change was mainly due to increased investments in acquisitions of new businesses which together with deposits on escrow accounts amounted to $82.7 million in the fiscal year ended March 31, 2017, and $3.5 million in the fiscal year ended March 31, 2016. This increase was partially offset by decreased investments in our existing businesses, in particular purchases of new electronic and office equipment and other purchases of property and equipment, which decreased from $24.2 million to $19.6 million when comparing the years ended March 31, 2016 and 2017, respectively.

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

Net cash used in financing activities

        Cash used in financing activities increased by $5.3 million to $14.2 million in the fiscal year ended March 31, 2017, from $8.9 million in the fiscal year ended March 31, 2016. The increase was primarily attributable to repayment of short-term borrowings, amounting to $5.9 million and $0.9 million in the years ended March 31, 2017 and 2016, respectively. The majority of these short-term borrowings belonged to the companies acquired during 2017 fiscal year. Another $1.8 million of increase was attributable to repurchase of ordinary shares as a result of personal income taxes withheld from SOP III participants upon exercise of vested RSUs, SARs and PSAs which increased from $1.8 million in the fiscal year March 31, 2016 to $3.6 million in the fiscal year March 31, 2017. This increase was partially offset by the decrease in the amount of deferred purchase consideration paid for the acquired businesses from $6.1 million in the fiscal year ended March 31, 2016, to $4.6 million in the fiscal year ended March 31, 2017.

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

        Time-and-material contracts.    We recognize sales from time-and-material contracts as services are performed, based on actual hours and applicable billing rates, with the corresponding cost of providing those services reflected as cost of sales. The majority of such sales are billed on a monthly basis whereby actual time is charged directly to the client at negotiated hourly billing rates.

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

        Multiple elements arrangements.    During the fiscal year ended March 31, 2017, we have entered into multiple elements arrangements with the customers that purchase software and further maintenance and support. We evaluate our contracts for multiple deliverables, and, when appropriate, separate the contracts into separate units of accounting for revenue recognition. Support services, if they are required by clients, are generally contracted for and commence upon completion of the software development services. We allocate revenue to these deliverables in a multiple element arrangement based upon their relative selling prices. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable based on hours incurred and applicable hourly rates. For arrangements under fixed price contracts, software development revenue is recognized upon delivery of development services under the proportional performance method, as described above and for support services—on a straight-line basis over the support period, which is generally from 6 months to a year.

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

Long-lived assets

        We amortize intangible assets, principally software and acquired contract-based client relationships, on a straight-line basis over their estimated useful lives. We review long-lived assets, including intangible assets that are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We base our evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If impairment has occurred, we measure any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business. If such assets were determined to be impaired, we recognize a loss for the difference between the carrying amount and the fair value of the asset. As of March 31, 2017, we recorded impairment loss of $5.3 million relating to Insys client base. See Impairment of Long lived assets and Note 7, Impairment loss, below.

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

        We estimate forfeitures at the time of a grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. We use an estimated 3% attrition rate based on the history of retention amongst key employees and management. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

Recent accounting pronouncements

        In January, 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. The amendments will be effective for the Group for the fiscal year beginning April 1, 2020, and are not expected to have a material effect on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update provide guidance on evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU amends ASC 805 to "provide a more robust framework to use in determining when a set of assets and activities is a business." In addition, the amendments "provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable." The update will be effective for the Group starting April 1, 2018, and is not expected to have a material effect on the consolidated financial statements.

        In August 2016, the FASB issued Accounting Standards Update 2016-15—Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Group adopted the amendments of this update from April 1, 2016. The ASU did not have any material effect on the Company's consolidated financial statements.

        In March 2016, the FASB issued Accounting Standards Update 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update simplify the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, and classification on the statement of cash flows. The Group adopted the amendment for the fiscal year beginning April 1, 2016. The amendment resulted in recognition of $1,411 of excess tax benefit in current year's earnings—see Note 15 Income Tax below.

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

        In November 2015, the FASB issued Accounting Standards Update 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes", which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position to simplify disclosure. The Group adopted the new standard from April 1, 2016, and, as a result of the implementation of this standard, changed the presentation of the prior year's deferred tax current assets and liabilities to noncurrent.

        In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments". The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The update eliminates the current requirement to retrospectively adjust provisional amounts recognized at the acquisition date. The amendment is effective for the Group beginning April 1, 2016. The implementation of this standard did not have a material effect on the Group's consolidated financial statements.

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue Recognition—Revenue from Contracts with Customers (Topic 606), which will replace substantially all current revenue recognition guidance once it becomes effective. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. The FASB issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12, 2016-20, respectively. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other standards. The new standard is less prescriptive and may require software entities to use more judgment and estimates in the revenue recognition process than are required under existing revenue guidance. The Company intends to adopt the provisions of the new standard for its fiscal year starting April 1, 2017. The new standard allows the option of modified retrospective adoption with certain reliefs according to which the new standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Under this option, we would recognize the cumulative effect of the initial adoption of the new standard as an adjustment to the opening balance of retained earnings (or another component of equity, as applicable) as of the date of initial application. Alternatively, the new standard permits full retrospective adoption with certain reliefs. We are continuing to evaluate the impact of the standard, and its adoption method is subject to change. We are in the process of analyzing our contracts to quantify the impact that the adoption of the standard will have on revenue. We are also continuing to evaluate the impact of the standard on our costs related to obtaining customer.

        In November 2016, the FASB issued Accounting Standards Update 2016-18 "Restricted Cash". The standard requires restricted cash to be included with cash and cash equivalents when reconciling the beginning and ending amounts in the statement of cash flows and also requires disclosures regarding the nature of restrictions on cash, cash equivalents and restricted cash. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods and requires for retrospective adoption with early adoption permitted. We do not intend to adopt the provisions of the new standard early and do not anticipate a material effect on our financial condition, results of operations or cash flows as a result of adopting this standard.

C.  Research and Development, Patents and Licenses

        Research and development costs are expensed as incurred. The total amount of research and development activities was $15.4 million, $6.7 million and $3.2 million for the years ended March 31, 2017, 2016 and 2015, respectively.

D.  Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2016 to March 31, 2017 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.  Off-Balance Sheet Arrangements

        We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.  Contractual Obligations

        The following table represents a summary of our estimated future payments under material contractual cash obligations as of March 31, 2017. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Capital lease obligations	$422	157	127	78	59
Operating leases	60,268	22,395	27,156	10,458	259
Short term debt obligations	643	643	—	—	—

Total	$61,333	$23,195	$27,283	$10,536	$318

ITEM 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management

        The following table sets forth the name, age, and position as of the date of this annual report regarding each of our directors, executive officers and director nominees.

Name	Age	Position
Executive officers
Dmitry Loshchinin	50	Chief Executive Officer and President
Mikhail Friedland	50	Executive Vice President, Global Chief Operating Officer
Evgeny Fetisov	42	Chief Financial Officer
Przemyslaw Berendt	36	Vice President, Global Marketing
Roman Trachtenberg	41	Managing Director, Global Head of Excelian Luxoft Financial Services
Yuri Elkin	41	Managing Director, Luxoft Digital
Elena Goryunova	43	Vice President, Global Human Resources
Lincoln Popp	43	Managing Director, North America
Doru Mardare	61	Managing Director, Telecom Solutions
Alwin Bakkenes	46	Managing Director, Automotive
Sergey Kuznetsov	42	Managing Director, Enterprise and Manufacturing Solutions
Eugene Agresta	37	Vice President of Sales, North America, Global Sales Organization
Directors
Esther Dyson(1)(3)	66	Director
Glen Granovsky(2)	54	Director
Marc Kasher(1)(2)(3)	47	Director
Anatoly Karachinskiy(2)	58	Director
Thomas Pickering(1)(3)	85	Director
Dmitry Loshchinin	50	Director
Sergey Matsotsky	55	Director
Yulia Yukhadi(2)	46	Director

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

Mikhail Friedland—Executive Vice President, Global Chief Operating Officer

        Mikhail Friedland has served as our Executive Vice President since 2006. In May 2017 Luxoft corporate functions were consolidated under a new Global COO organization, and Mr. Friedland has been appointed to Global Chief Operating Officer role overseeing the following business functions: (i) HR and Recruitment, (ii) global delivery locations, (iii) infrastructure, operation, security and internal automation, (iv) procurement and purchasing, (v) change management and communication, (vi) process excellence and integration, (vi) digital and key performance indicators, and (vii) M&A. Mr. Friedland has more than 20 years of experience in the IT and software services industry. Prior to joining Luxoft, Mr. Friedland worked as a software engineer for Merrill Lynch, Lehman Brothers and Merck (formerly Medco). In 1993, Mr. Friedland co-founded IT Consulting International ("ICTI"), which provided consulting and later outsourcing services for various U.S. clients. In 2006, we acquired ICTI. Mr. Friedland completed an executive education program at the Wharton School of the University of Pennsylvania and London Business School.

Evgeny Fetisov—Chief Financial Officer

        Evgeny Fetisov joined us as the Chief Financial Officer effective March 31, 2017. Prior to that from 2013, Mr. Fetisov served as the Chief Financial Officer and a management board member at the Moscow Exchange MICEX-RTS, where he led several successful major corporate M&A transactions and was responsible for overseeing the finance, investor relations, procurement and administrative functions. From 2007 to 2013, Mr. Fetisov served as a managing director and partner at Da Vinci Capital Management, an independent investment manager focusing on mid-market private equity investments in Russia and other Eurasian Economic Union countries. From 2003 to 2007, Mr. Fetisov served as the deputy Chief Executive Officer at New Square, a real estate company. From 2001 to 2003, he served as a consultant at McKinsey and Company. From 2000 to 2001, he served as a Trader and Marketing Officer, Treasury at Citibank. Mr. Fetisov served as a board member at RTS Stock Exchange from 2009 to 2011 and at B2B-Center during 2012. He also served as a member of the Corporate Governance Committee, Remuneration Committee and the Strategy Committee at MICEX-RTS at various times between 2009 and 2013. Mr. Fetisov was ranked as a top CFO in Financial Services by Kommersant TOP-1000 in 2014-2016 and as a top CFO for Investor Relations by Extel in 2015. Mr. Fetisov received a university degree in international economics from the Finance Academy under the Government of the Russian Federation. He also completed Advanced Management Program at Harvard Business School.

Przemyslaw Berendt—Vice President, Global Marketing

        Przemyslaw Berendt joined us as Managing Director for Poland in 2010, and has served as our Vice President of Global Marketing since April 2011. Mr. Berendt is responsible for our overall marketing strategy. Prior to joining us, Mr. Berendt served in the Global Business Services division of Procter & Gamble, and as a branch manager of Betware, a midsize, international software development company. Mr. Berendt holds a Master of Science degree in Computer Science from DePaul University and a Bachelor of Arts degree in Computer Science from the National Louis University. He is also an alumnus of Harvard Business School where he completed the Program for Leadership Development in 2014.

Roman Trachtenberg—Managing Director, Global Head of Excelian Luxoft Financial Services

        Roman Trachtenberg joined us in 2009 as Financial Services Accounts Director, and has served as Chief Executive Officer of Luxoft North America since 2011 and as our Global Head of Excelian Luxoft Financial Services since April 2017. Prior to joining us, Mr. Trachtenberg served as Chief Operating Officer at SMINEX LLC and as Vice President of Operations at Rosbuilding Investment Company, both Russian private equity firms. Mr. Trachtenberg has also held management positions at companies including Republic National Bank of New York, Gateway, Deutsche Bank and AIG. Mr. Trachtenberg has more than 16 years of technology experience in various industries, including financial services, consumer retail and real estate. Mr. Trachtenberg holds a Bachelor's degree in Business Administration from Southern State University. In 2015 Mr. Trachtenberg has successfully completed Advanced Management Program at Harvard Business School.

Yuri Elkin—Managing Director, Luxoft Digital

        Yuri Elkin joined Luxoft in 2000 and has served as Managing Director since 2005. Mr. Elkin has more than 17 years of technology experience. Mr. Elkin holds a Master of Science Degree in Applied Mathematics from Moscow State Institute of Electronics and Mathematics, where he graduated summa cum laude.

Elena Goryunova—Vice President, Global Human Resources

        Ms. Goryunova has led Luxoft's Human Resources department since the Company's inception in 2000. Ms. Goryunova has helped open numerous Luxoft offices in the Russian cities of St. Petersburg, Omsk, Dubna and Nizhny Novgorod. She has also introduced and implemented a best-practice personnel management system. Prior to joining Luxoft, Ms. Goryunova headed the human resources department at Austrian Investment Bank Creditanstalt. Before that, starting in 1994, Ms. Goryunova worked as a human resources specialist at KPMG. Ms. Goryunova graduated from Moscow Academy of International Business with an undergraduate degree in Economics.

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

Doru Mardare—Managing Director, Telecom Solutions

        Doru Mardare joined us as the Managing Director for Telecommunications Solutions in 2008. In 2000, Mr. Mardare founded ITC Networks, and in eight years brought the company to the leading position in the software development arena in Eastern Europe. Mr. Mardare served as a Managing Director at ITC Networks and has more than 15 years of experience in software engineering for the telecommunications industry. Mr. Mardare holds a Bachelor of Science degree in Electrical Engineering from the Polytechnic Institute in Bucharest, Romania, and a Master of Engineering Science from the University of Western Ontario.

Alwin Bakkenes—Managing Director, Automotive

        Alwin Bakkenes joined us in 2016 through the acquisition of Pelagicore, where he served as the CEO starting in 2011. Prior to that, Mr. Bakkenes held the position of Director Infotainment & Driver Information at Volvo Car Corporation responsible for the development of all electronics in the Cockpit, including HMI. Since 2013, Mr. Bakkenes has been serving as a Board Member on the GENIVI Alliance, a non-profit organization dedicated to driving the adoption of Open Source for in-vehicle intertainment. Mr. Bakkenes holds a Master's degree in Knowledge Management from the Middlesex

University and a Bachelor's degree in Computer Science from the Amsterdam University of Applied Sciences.

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

Eugene Agresta—Vice President of Sales, North America, Global Sales Organization

        Eugene Agresta joined us in October 2016 as the Sr. Vice President of Sales, North America for the Global Sales Organization. Eugene manages and leads the North America sales organization. Eugene's professional career extends over 18 years in which he has held senior executive roles in sales management for a number of global product and service companies. Prior to joining us, from 2008 to 2016, Eugene was the Vice President of Business Development for Cyient, a global technology solutions provider, where he built, managed and led successful goal-oriented sales teams, which established strategic contract engagements with well-known Fortune 500 companies across a variety of industries. Eugene graduated from Polytechnic University, now known as the New York University Tandon School of Engineering Polytechnic Institute, and holds a Bachelor of Science degree in Computer Engineering.

Directors

Esther Dyson—Director

        Esther Dyson has been a member of our board of directors since February 2014. In May 2013, Ms. Dyson founded the Way to Wellville, a not-for-profit organization focused on community health. Previously, she worked as a technology analyst and a journalist at Forbes, New Court Securities and Oppenheimer & Co. Additionally, Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983. Ms. Dyson is a member of the boards of 23andMe, Meetup Inc., Pressreader, Wellpass, XCOR and Yandex (NASDAQ: YNDX). She was also the founding chairman of the Internet Corporation for Assigned Names and Numbers (ICANN). Between 1997 and 2013, Ms. Dyson was a member of the advisory board of IBS Group. Ms. Dyson holds a Bachelor of Arts in economics from Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center.

Glen Granovsky—Director

        Glen Granovsky has been a member of our board of directors since 2006. He has served as Director of IBS Group since 1999. Mr. Granovsky served as President and CEO of Luxoft USA, Inc. (formerly IBS USA, Inc.) between 2005 and 2010. Mr. Granovsky is also a Director of WB Services Inc., Discreet Management and Consulting Limited, The Custodians of Russian Culture Inc., RS-Technologies Ltd., Press Reader Limited and Jazva Inc. Prior to joining us, Mr. Granovsky was head of the IT sales team at Intermicro Joint Venture and a manager at Asiatronics Limited, U.K. Mr. Granovsky holds a Master's degree in Applied Mathematics and Information Systems Management from Gubkin Russian State University of Oil and Gas.

Marc Kasher—Director

        Marc Kasher has been a member of our board of directors since September of 2013. Mr. Kasher is the Founder and CEO of Sapiens Advisors, an international consulting company working with global institutions providing advisory services in raising capital, strategic acquisitions, corporate governance, financial management, and investor relations. Prior to founding Sapiens Advisors, Mr. Kasher was a Managing Director at PineBridge Investments (formerly known as AIG Investments). Prior to PineBridge Investments, Mr. Kasher worked for the United States Agency for International Development, where he was involved in projects that focused on privatization strategies in several countries of the former Soviet Union. Mr. Kasher currently serves or has in the past served as a director of several Pine Bridge Investments' portfolio companies, and also sits on the board of directors of New Media Distribution Company, a content producer for the Russian television market. Mr. Kasher holds a Master of Business Administration with a concentration in finance from Georgetown University and a Bachelor of Arts degree from Tufts University.

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

B.  Compensation

        The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during the year ended March 31, 2017 consisted of approximately $18.5 million in salary, bonuses, stock-based compensation and directors' fees. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include any professional and business association dues, business travel, relocation costs and other expenses and benefits commonly reimbursed or paid by companies in our industry and geographies.

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

        During the year ended March 31, 2017, a total amount of 135,948 RSUs, 96,714 PSAs and 55,738 SARs have been vested into the ownership of our directors and executive officers under our Incentive Plan described below. Upon vesting or exercise of these instruments, 90,588 Class A ordinary shares have been issued.

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

        In addition, in the event of a change in control (as defined in the employment agreement), if Mr. Loshchinin resigns his employment within one year following such change in control with at least six months' prior written notice of such termination, Mr. Loshchinin's resignation will be deemed a resignation for good reason and he will be entitled to the above described severance and related benefits. Additionally, the unvested portion of Mr. Loshchinin's RSU award under the RSU agreement (described below) will immediately vest pro-rated based upon the portion of the period of restriction (as defined in the RSU agreement) that Mr. Loshchinin was employed prior to the date of a change in control ("Pro-Rata Vesting"), and one-half of any RSUs not vested after application of the Pro-Rata Vesting provisions will also vest immediately prior to the date of a change in control. All remaining unvested RSUs will be forfeited, if our Board does not exercise its right to fully vest all of Mr. Loshchinin's RSUs in connection with a change of control, or the parties to a change in control do not assume or convert the RSUs into a substitute award for successor's stock on an economically equivalent basis.

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

Restricted Stock Unit Award Agreement

        In December 2014, Mr. Loshchinin was granted RSUs in respect of 328,513 of our Class A ordinary shares with no par value pursuant to the Incentive Plan and a Restricted Stock Unit Award Agreement (the "RSU agreement"). See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock Option Plans—Luxoft Holding, Inc 2014 Incentive Compensation Plan." The RSUs vest annually in equal installments over a period of five years (each referred to as a period of restriction), commencing on August 12, 2015. In order to receive the shares underlying his vested RSUs, Mr. Loshchinin must deliver an exercise notice to us, specifying the number of our Class A ordinary shares he wishes to receive in settlement of such vested RSUs. As soon as practicable after receipt of such notice, we will deliver to Mr. Loshchinin the number of shares stated in the notice, in accordance with the Incentive Plan. The Restricted Stock Unit Award Agreement contains transfer restrictions with respect to shares underlying vested RSUs. In particular, Mr. Loshchinin agrees not to sell or otherwise transfer more than 25% of the shares underlying each vested annual portion of RSUs during the period ending August 12, 2019, subject to customary exceptions for estate planning purposes. Mr. Loshchinin may additionally participate in the Incentive Plan and our other long-term incentive plans thereafter.

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

        A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. We are a controlled company on the basis that IBS Group through its two wholly-owned subsidiaries has 81.8% of our voting power. As a "controlled company," we are not required to follow certain corporate governance rules of the NYSE. In particular, we are exempt from the requirement to maintain a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee's purpose and responsibilities and is subject to an annual performance evaluation, and from the requirement to maintain a majority independent board of directors.

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

        The charter of the Audit Committee is available on our website at
http://investor.luxoft.com/phoenix.zhtml?c=251988&p=irol-govHighlights.

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

        The charter of the Compensation Committee is available on our website at http://investor.luxoft.com/phoenix.zhtml?c=251988&p=irol-govHighlights.

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

2014 Incentive Compensation Plan

        During the financial year ended March 31, 2015, the Company launched a share-based remuneration plan, "The Luxoft Holding, Inc Amended and Restated 2014 Incentive Compensation Plan" (the "Incentive Plan"), for management of the Luxoft group of companies. The Incentive Plan consists of remuneration programs for the CEO, the top management of the Company and other employees and consultants ("participants"). A total of 2,300,000 Class A ordinary shares, with no par value, of the Company were initially authorized for issuance under the Incentive Plan. The shares that may be issued under the Incentive Plan may be authorized and unissued shares, shares held in treasury or shares purchased on the open market or by private purchase.

        On November 10, 2015, the share pool available for the Incentive Plan was increased to 2,452,000 Class A ordinary shares, with no par value. Additionally, on that date, the Company's Board of Directors approved an amendment to the Incentive Plan pursuant to which the number of Class A ordinary shares available for issuance under the Incentive Plan automatically increases on January 1 of each calendar year during the term of the Incentive Plan, commencing on January 1, 2016, by an amount equal to the lesser of: (i) an amount determined by the Company's board of directors, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 2% of the total number of Class A ordinary shares outstanding on December 31 of the immediately preceding calendar year and (iii) 1,000,000 Class A ordinary shares.

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

        On August 12, 2014, our Board of Directors adopted a share-based remuneration plan ("Top Bonus") for certain members of our management. In accordance with the terms of the Top Bonus, the Company provided 164,257 RSUs which entitle the Top Bonus receipients to receive our Class A shares, allocated for issuance under this plan, at no cost subject to continued service conditions and approval by our Compensation Committee and the Board of Directors. The RSUs are subject to service conditions and are vesting in annual increments on March 31 over a five-year period starting March 31, 2015. For additional details, please see "Part III. ITEM 17. Financial Statements—Note 18 Share-Based Compensation."

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

D.  Employees

        As of March 31, 2017, we had 12,766 employees worldwide. The geographical breakdown of our personnel is as follows:

	Fiscal years ended March 31,
	2017	2016	2015
Location
Russia	2,778	2,633	2,364
Ukraine	3,818	3,399	3,603
Poland	2,051	1,921	948
Romania	1,844	1,674	1,261
United States	975	409	282
United Kingdom	371	379	299
Other locations	929	672	427

Total	12,766	11,087	9,184

        The breakdown of our personnel by department is as follows:

	Fiscal years ended March 31,
	2017	2016	2015
Department
Engineering and development(1)	10,792	9,301	7,850
Human resources, sales and marketing(2)	596	612	494
Administration	1,360	1,136	809
Executive management	18	38	31

Total	12,766	11,087	9,184

(1)
This department consists of all of our IT professionals.

(2)
Human Resources includes recruitment and training departments.

        Most of our personnel are salaried employees. While the majority of our personnel in Ukraine are engaged as independent contractors, they otherwise have a substantially equal basis and terms with our salaried employees in Russia. None of our employees are members of unions or are represented by collective bargaining agreements. We believe we have a good working relationship with our employees and contractors and we have not experienced any labor disputes.

E.  Share Ownership

        For information regarding the share ownership of our directors and executive officers, please refer to "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—2014 Incentive Compensation Plan" and "ITEM 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of June 30, 2017 by:

  •
  each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

  •
  each of our directors and executive officers individually; and

  •
  all of our directors and executive officers as a group.

        The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of June 30, 2017, to be outstanding and to be beneficially owned by the person holding the options, warrants or other exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 33,568,346 ordinary shares outstanding as of June 30, 2017, comprising 22,132,324 Class A shares and 11,436,022 Class B shares. Holders of our Class A and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to ten votes per Class B ordinary share. Furthermore, one Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. See "ITEM 10. Additional Information—B. Memorandum and Articles of Association—Voting rights." Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder's address is c/o Luxoft Holding, Inc, Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands.

        For a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates during the periods under review, see "—B. Related Party Transactions."

	Shares Beneficially Owned
	Class A		Class B
					% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares(7)%
Principal Shareholders:
Awosting Ltd.(1)	8,587,100	25.7	8,587,100	73.8	62.0
Codeffroy Ltd.(1)	2,867,748	8.6	2,730,482	23.4	19.8
Morgan Stanley Investment Management(2)	2,435,102	11.0	—	—	1.8
JPMorgan Chase & Co.(3)	2,015,269	9.1	—	—	1.5
Wasatch Advisors, Inc.(4)	1,582,644	7.2	—	—	1.2
FMR LLC(5)	1,523,866	6.9	—	—	1.1
Executive Officers and Directors
Anatoly Karachinskiy	—	—	—	—	—
Przemyslaw Berendt	—	—	—	—	—
Marc Kasher	—	—	—	—	—
Sergey Matsotsky	—	—	—	—	—
Mikhail Friedland	—	—	—	—	—
Glen Granovsky	56,425	*	—	—	*
Yuri Elkin	3,791	*	—	—	*
Dmitry Loshchinin(6)	946,933	4.2	318,440	2.8	2.3
Elena Goryunova	22,759	*	—	—	*
Eugene Agresta	—	—	—	—	—
Lincoln Popp	625	*	—	—	*
Doru Mardare	8,357	—	—	—	*
Alwin Bakkenes	—	—	—	—	—
Sergey Kuznetsov	7,132	*	—	—	*
Roman Trachtenberg	—	—	—	—	—
Evgeny Fetisov	—	—	—	—	—
Thomas Pickering	—	—	—	—	—
Esther Dyson	90,175	*	—	—	*
Yulia Yukhadi	21,250	*	—	—	*

All executive officers and directors as a group (19 persons)	1,157,447	5.0	318,440	2.8	2.3

*
Less than 1%.

(1)
Based on a Schedule 13G/A jointly filed on February 10, 2017 by IBS Group Holding Limited ("IBS Group"), Awosting Ltd. ("Awosting") and Codeffroy Ltd. ("Codeffroy"), IBS Group has shared voting power and shared dispositive power over 11,317,582 of our Class B ordinary shares and 137,266 of our Class A ordinary shares. IBS Group holds these shares indirectly through Awosting and Codeffroy, its wholly owned subsidiaries. Awosting has shared voting power and shared dispositive power over 8,587,100 Class B ordinary shares. Codeffroy has shared voting power and shared dispositive power over 2,730,482 Class B ordinary shares and 137,266 Class A ordinary shares. All Class B ordinary shares (which are convertible into Class A ordinary shares) held by each shareholder were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by it and (ii) calculating the percentages of Class A ordinary shares owned by it. IBS Group is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. Croyton Limited has sole voting and dispositive power over the shares. The address for IBS Group, Awosting and Codeffroy is c/o IBS Group Holding Limited, 11 Hope Street, Douglas, Isle of Man, IM1 1AQ.

(2)
Based on Schedule 13G jointly filed on February 10, 2017 by Morgan Stanley ("Morgan Stanley") and Morgan Stanley Investment Management Inc. ("Morgan Stanley Investment Management") holds sole voting power with respect to 1,669,832 Class A ordinary shares and shared dispositive power over 2,015,269 Class A ordinary shares. Morgan Stanley holds these Class A ordinary shares indirectly through Morgan Stanley Investment Management, its wholly owned subsidiary. The address of Morgan Stanley and Morgan Stanley Investment Management is 1585 Broadway, New York NY 10036.

(3)
Based on a Schedule 13G/A filed on January 13, 2017, JPMorgan Chase & Co. ("JPMorgan") holds sole voting power over 1,830,205 Class A ordinary shares and sole dispositive power over 1,538,927 Class A ordinary shares. JPMorgan reported its securities holdings in the Company on behalf of itself and its wholly owned subsidiaries J.P. Morgan Investment Management, Inc., JPMorgan Chase Bank, National Association, and JPMorgan Asset Management (UK) Limited. The address of JPMorgan is 270 Park Avenue, New York NY 10017.

(4)
Based on a Schedule 13G/A filed on February 14, 2017, Wasatch Advisors, Inc. ("Wasatch") holds sole voting power and sole dispositive power over 1,582,644 Class A ordinary shares. The address of Wasatch is 505 Wakara Way, Salt Lake City, UT 84108.

(5)
Based on a Schedule 13G filed on February 14, 2017, FMR LLC ("FMR") holds sole dispositive power over 1,523,866 Class A ordinary shares and sole voting power over 34,316 ordinary shares. FMR reported its securities holdings in the Company on behalf of itself and certain of its affiliates and subsidiaries. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(6)
All Class B ordinary shares (which are convertible into Class A ordinary shares) held by Mr. Loshchinin were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by him and (ii) calculating the percentages of Class A ordinary shares owned by him. Based on information provided by Mr. Loshchinin to the Company, Mr. Loshchinin holds sole voting and dispositive power over 431,387 Class A ordinary shares and 318,440 Class B ordinary shares. Mr. Loshchinin also holds 65,702 restricted stock units vested on August 12, 2015, 65,702 restricted stock units that vested on August 12, 2016, and 65,702 restricted stock units that vest on August 12, 2017. The receipt of the underlying Class A shares is subject to Mr. Loshchinin's submission of an exercise notice to us. Mr. Loshchinin's address is c/o Luxoft Global Operations GmbH, Gubelstrasse 24, 6300 Zug, Switzerland.

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

        Pursuant to Schedule 13G/A filed with the SEC on March 9, 2017, BlackRock Inc. ceased to be a beneficial owner of 5% or more of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 30, 2017, there were ten registered holders of our Class A ordinary shares in the United States, representing 99.1% of our outstanding Class A ordinary shares. Additionally, as of that date, none of our Class B ordinary shares were held in the United States. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company. The number and the U.S. residence of record holders may not be representative of the number of beneficial owners or where the beneficial owners have residence because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

B.  Related Party Transactions

        The following is a description of material transactions, or series of related material transactions, since March 31, 2016, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of 10% or more of our voting securities or any member of the immediate family of any of the foregoing persons.

Relationship with IBS Group

        Our principal shareholders are Awosting and Codeffroy, two wholly-owned subsidiaries of IBS Group. IBS Group's business consists of two primary segments: IT services and software development. Luxoft's business comprises IBS Group's entire software development segment. As described in more detail below, historically, IBS Group's business segments have been operated on a substantially independent basis, with the exception of certain financing arrangements and limited service agreements, equipment purchases and leasing arrangements. We continue to provide to and purchase from IBS Group certain services on a limited basis in the ordinary course of our business on terms similar to those in arm's-length transactions, but do not plan to obtain financing from IBS Group as we have in the past. As of June 30, 2017, IBS Group beneficially owned through its two wholly-owned subsidiaries 34.3% of our Class A ordinary shares, 97.2% of our Class B ordinary shares and 81.8% of our total voting power.

Contracts for the provision of services

        We have previously entered into, and continue to enter into, a number of agreements with IBS Group affiliates for the provision to IBS Group affiliates of software development services, recruitment services, consulting services and services related to staffing and creating dedicated delivery centers. The majority of these agreements are framework agreements entered into for an indefinite term or for a term ranging from one to three years, such as our recruiting services agreements which have one-year automatically renewable terms (unless either party terminates by an advance notice). Our framework agreements do not contain exclusivity provisions or minimum purchase requirements or service commitments. The services agreements include customary limitations on liability and indemnification provisions, and are subject to customary termination provisions. Each project under these framework agreements is governed by an individual statement of work. In the aggregate, our sales of services to IBS Group affiliates amounted to $0.6 million, $5.6 million and $3.6 million for the years ended March 31, 2017, 2016 and 2015, respectively.

Contracts for the purchase of services

        In addition to providing services to IBS Group, we have previously entered into, and continue to enter into, numerous written agreements and arrangements with IBS Group affiliates through which we purchase IT and telecom services, management services, marketing services and consulting services from the affiliates of IBS Group. The agreements have a term of one year, which automatically renews unless either party terminates. The agreements also contain customary termination provisions, but lack exclusivity provisions and minimum purchase requirements and service commitments. The agreements include customary limitations on liability and indemnification provisions. In the aggregate, our purchases of services from IBS Group affiliates amounted to less than $0.1 million for the year ended March 31, 2017.

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

        During the years ended March 31, 2017 and 2016, our total expenses in connection with the purchase of software, computers, related components and other equipment, excluding software licenses, amounted to $0.4 and $0.7 million, respectively.

  Other related party transactions

        On June 5, 2015, LGO and Area 52 Property AG, a company controlled by our Chief Executive Officer and Roman Yakushkin, our former Chief Financial Officer, entered into a lease agreement for an office space of 388 square meters located at the 21st floor of the building in Zug, Switzerland, as well as some parking space, where our operating headquarters are situated at a different floor. The lease term is from January 1, 2016 through December 31, 2020. The base rent is $0.3 million per annum and is subject to annual increases based on index of consumer prices not to exceed 2%. We entered into the foregoing leases as part of our efforts to expand our operating headquarters. The agreements were negotiated at arm's length and were approved by the Company's audit committee.

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

B.  Significant Changes

        No significant changes have occurred since March 31, 2017, except as otherwise disclosed in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.  Offer and Listing Details

        Our Class A ordinary shares have been trading on the NYSE since June 26, 2013 under the symbol "LXFT." Prior to that time, there was no public market for our Class A ordinary shares. The following table sets forth for the periods indicated the high and low prices per Class A ordinary share as reported by the NYSE:

	NYSE
	High	Low
	(price per Class A ordinary share)
Annual
Fiscal year ended March 31, 2017	66.18	46.58
Fiscal year ended March 31, 2016	80.64	46.85
Fiscal year ended March 31, 2015	55.52	24.09
Fiscal year ended March 31, 2014 (beginning on June 26, 2013)	43.56	18.55

	NYSE
	High	Low
	(price per Class A ordinary share)
Quarterly
First quarter ended June 30, 2017	67.85	58.75
Fourth quarter ended March 31, 2017	62.85	54.50
Third quarter ended December 31, 2016	56.85	48.20
Second quarter ended September 30, 2016	60.71	46.58
First quarter ended June 30, 2016	66.18	51.30
Fourth quarter ended March 31, 2016	77.28	46.85
Third quarter ended December 31, 2015	80.64	61.66
Second quarter ended September 30, 2015	68.85	49.80
First quarter ended June 30, 2015	60.33	49.00

	NYSE
	High	Low
	(price per Class A ordinary share)
Most Recent Six Months
June 2017	64.90	60.05
May 2017	67.85	58.75
April 2017	63.50	59.75
March 2017	62.85	55.70
February 2017	61.65	54.50
January 2017	62.50	56.75

        The closing price of our Class A ordinary shares as of June 30, 2017 was $60.85.

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

        As of June 30, 2017, pursuant to our Amended and Restated Memorandum and Articles of Association, we are authorized to issue a maximum of 80,000,000 ordinary shares of no par value of which 33,446,221 shares are issued and outstanding.

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

Anti-takeover provisions

        The BVI Act does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions restricting the rights of shareholders to call meetings and to submit shareholder proposals. Our Amended and Restated Memorandum and Articles of Association contain the following provisions which may be regarded as defensive measures: (i) a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; (ii) the prevention of "business combinations" with "interested shareholders" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our Amended and Restated Memorandum and Articles of Association by a general meeting of our shareholders or satisfies other requirements specified in our Amended and Restated Memorandum and Articles of Association; (iii) directors' ability, in their absolute discretion, to decline to register any transfer of shares without assigning any reason; (iv) our board of directors' ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution; (v) restrictions on the ability of shareholders to call meetings and bring proposals before meetings; and (vi) the requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Amended and Restated Memorandum and Articles of Association.

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

        Moreover, this description does not address the Medicare tax on net investment income, any U.S. federal estate, gift or alternative minmum tax conseqeunces, or any state, local or foreign tax consequences, in each case, with respect to the ownership and disposition of the Class A ordinary shares.

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

        Based on our financial statements, relevant market data and the projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for the taxable year ended March 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year until after the close of the year. In addition, because the market price of our Class A ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any future taxable year.

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

        The following summary is intended to apply only as a general guide to certain UK tax considerations and is based on current UK tax law and current published practice of HM Revenue and Customs, both of which are subject to change at any time, possibly with retrospective effect. This summary relates only to certain limited aspects of the UK taxation treatment of investors who are resident outside the UK, who will hold the Class A ordinary shares as investments and who are the beneficial owners of the Class A ordinary shares.

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

Foreign currency risk

        We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2017, 56.5% of our sales were denominated in U.S. dollars and 28.3% were denominated in euros. On the cost side, however, in the year ended March 31, 2017, 12.7% of our expenses (excluding currency losses and changes in deferred tax) were denominated in Polish Zloty and 12.5% in Russian rubles. As a result, weakening of euro against U.S. Dollar and strengthening of the Russian ruble relative to the U.S. dollar present the most significant risks to us. Fluctuations in currency exchange rates may impact our business significantly.

        Based on our results in the year ended March 31, 2017, a 1.0% increase (decrease) in the value of euro against the U.S. dollar would have increased (decreased) our sales by $2.3 million. Based on our results in the year ended March 31, 2017, a 1.0% increase (decrease) in the value of the Russian ruble against the U.S. dollar would have decreased (increased) our cost of services and operating expenses by $0.9 million.

        We manage our foreign currency risk primarily through short-term forward contracts in order to reduce our exposure to volatility in the currency markets. During the year ended March 31, 2017, we engaged in forward sales contracts to hedge the euro against the U.S. dollar. Typically, our outstanding instruments have maturities from one to six months, with the longest maturity not exceeding 12 months. We have obtained credit limits from our counterparty banks and therefore are not required to maintain deposits on margin accounts in case of adverse market movements.

        Currency forward contracts concluded before January 2016 were not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). Therefore, we have been incurring financial loss or income as a result of these derivatives. Currency forward contracts concluded starting January 2016 were designated as cash flow hedges and qualified for hedge accounting under ASC 815. Changes in the intrinsic value of such contracts are accounted in accumulated other comprehensive loss in our consolidated condensed balance sheet, until the forecasted transaction occurs. As of March 31, 2017, we had $1.1 million receivable for our hedging positions. See also Note 9 included in our accompanying audited consolidated financial statements.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On June 25, 2013, the SEC declared effective our Registration Statement on Form F-1 (File No. 333 188765), filed in connection with our IPO. Pursuant to the Registration Statement, we issued and sold 2,046,035 ordinary shares at a price $17.00 per share. As of March 31, 2017, we had used all of the net proceeds from our IPO. Except as described above, there has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus, dated June 26, 2013, relating to our Registration Statement on Form F-1.

ITEM 15.    CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures.    Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2017. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2017, our disclosure controls and procedures were effective.

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

  Our management has excluded Insys Group, Pelagicore and IntroPro from its assessment of internal control over financial reporting as of March 31, 2017, as these companies were acquired by us in July 2016 and January 2017, respectively. These companies are included in our consolidated financial statements as of and for the year ended March 31, 2017 and combined constituted $162.3 million or 30% and 126.0 million or 33% of total and net assets, respectively, as of March 31, 2017. For the year ended March 31, 2017, these entities contributed $66.2 million or 8% of revenue and $5.1 million of net loss. Under guidelines established by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition. Our independent registered public accounting firm, Ernst & Young LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2017, which appears below.

(c)
Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Luxoft Holding Inc.

        We have audited Luxoft Holding Inc. and subsidiaries' internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Luxoft Holding Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Insys, Pelagicore, IntroPro and their subsidiaries acquired on July 15, 2016, September 13 2016 and January 31, 2017 respectively, which are included in the 2017 consolidated financial statements of Luxoft Holding Inc. and constituted $162.3 million and $126 million of total assets and net assets, respectively, as of March 31, 2017 and $66.2 million and $5.1 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Luxoft Holding Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Insys, Pelagicore, IntroPro and their subsidiaries.

        In our opinion, Luxoft Holding Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Luxoft Holding Inc. as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2017 and our report dated July 14, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLC Moscow, Russia July 14, 2017
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

ITEM 16B:    Code of Ethics

        Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees (subject to local laws and regulations), part of which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics can be found on our website at www.investor.luxoft.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a report on a Form 6-K.

We granted no waivers under and have made no amendments to our Code of Ethics during the fiscal year ended March 31, 2017.

ITEM 16C:    Principal Accountant Fees and Services

Fees paid to the auditors

        The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Fiscal years ended March 31,
	2017	2016
	(in thousands of U.S. dollars)
Audit Fees(1)	$1,111	$845
Audit-Related Fees(2)	20	55
Tax Fees(3)	10	16
All Other Fees(4)	—	—

Total	$1,136	$916

(1)
"Audit Fees" include fees for services performed by our independent public accounting firm in connection with our annual audit for the years ended March 31, 2017 and 2016, certain procedures regarding our quarterly financial results submitted on Form 6-K for the fiscal year ended March 31, 2017, the filing of our annual reports on Form 20-F, and consultation concerning financial accounting and reporting standards.

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

Dated: July 14, 2017

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

†
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 406 of the U.S. Securities Act of 1933 which was approved by the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Luxoft Holding, Inc
Consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Luxoft Holding Inc.

        We have audited the accompanying consolidated balance sheets of Luxoft Holding Inc. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxoft Holding Inc. and subsidiaries at March 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Luxoft Holding Inc.'s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 14, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

July 14, 2017

Luxoft Holding, Inc

Consolidated balance sheets

(in thousands of U.S. dollars, except share amounts)

	As of March 31, 2017	As of March 31, 2016
Assets
Current assets
Cash and cash equivalents	$109,558	$108,545
Restricted cash, current	4,000	—
Trade accounts receivable, net of allowance for doubtful accounts of $435 at March 31, 2017 and $79 at March 31, 2016	144,862	131,204
Unbilled revenue	14,454	16,081
Work-in-progress	2,805	1,595
Due from related parties (Note 13)	1,084	2,180
VAT and other taxes receivable	1,732	1,814
Advances issued	2,740	2,413
Other current assets	5,224	3,333

Total current assets	286,459	267,165

Non-current assets
Restricted cash, non-current	1,399	—
Deferred tax assets (Note 15)	3,423	3,174
Property and equipment, net (Note 4)	49,571	46,072
Intangible assets, net (Note 6 and 7)	120,430	43,780
Goodwill (Note 5)	76,918	30,285
Other non-current assets	9,007	4,066

Total non-current assets	260,748	127,377

Total assets	$547,207	$394,542

Liabilities and shareholders' equity
Current liabilities
Short-term borrowings (Note 8)	$633	$460
Accounts payable	24,402	8,266
Accrued liabilities (Note 12)	38,513	27,357
Deferred revenue	3,815	5,048
Due to related parties (Note 13)	460	518
Taxes payable	21,283	22,532
Payable under foreign currency forward contracts (Note 10)	295	2,476
Payables for acquisitions, current (Note 2 and 9)	17,221	5,595
Other current liabilities	2,025	1,503

Total current liabilities	108,647	73,755

Deferred tax liability, non-current (Note 15)	16,907	5,511
Payables for acquisitions, non-current (Note 2 and 9)	32,206	11,786
Other non-current liabilities	2,629	1,757

Total liabilities	160,389	92,809

Shareholders' equity
Share capital (80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017, and 80,000,000 shares authorized; 33,178,641 issued and outstanding with no par value as at March 31, 2016) (Note 14)	—	—
Additional paid-in capital	133,192	107,477
Common stock held in treasury, at cost (93,813 shares as of March 31, 2017; 35,579 shares as of March 31, 2016)	(6,028)	(2,665)
Retained earnings	263,508	200,870
Accumulated other comprehensive loss	(3,886)	(3,981)

Total shareholders' equity attributable to the Group	386,786	301,701

Non-controlling interest	32	32

Total equity	386,818	301,733

Total liabilities and equity	$547,207	$394,542

Luxoft Holding, Inc

Consolidated statement of income

(In thousands of U.S. dollars, except share and per share amounts)

	For the years ended March 31,
	2017	2016	2015
Sales of services	$785,561	$650,752	$520,548
Operating expenses
Cost of services (exclusive of depreciation and amortization)	474,980	379,331	293,960
Selling, general and administrative expenses	213,723	171,707	128,952
Depreciation and amortization	34,847	23,814	16,834
(Income) loss from revaluation of contingent liability (Note 9)	(10,031)	(2,511)	1,166
Impairment loss (Note 7)	5,287	—	—

Operating income	66,755	78,411	79,636

Other income and expenses
Interest income (expense), net	(81)	121	(543)
Other gain, net (Note 11)	5,119	3,947	1,430
Gain from foreign currency exchange contracts (Note 10)	1,314	261	1,321
Net foreign exchange loss	(2,604)	(381)	(8,867)

Income before income taxes	$70,503	$82,359	$72,977
Income tax expense (Note 15)	(7,865)	(12,108)	(9,828)

Net income	$62,638	$70,251	$63,149

Net income attributable to the non-controlling interest	—	—	—

Net income attributable to the Group	$62,638	$70,251	$63,149

Basic EPS per Class A and Class B ordinary share (Note 19)
Net income attributable to the Group per ordinary share	$1.88	$2.13	$1.93

Weighted average ordinary shares outstanding	33,280,771	32,949,807	32,790,711

Diluted EPS per Class A and Class B ordinary share (Note 19)
Diluted net income attributable to the Group per ordinary share	$1.84	$2.06	$1.91

Diluted weighted average ordinary shares outstanding	34,000,674	34,088,214	33,111,753

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statement of comprehensive income

(In thousands of U.S. dollars)

	Year Ended March 31,
	2017	2016	2015
Net income	$62,638	$70,251	$63,149
Other comprehensive income (loss), net of tax
Gains/(losses) on derivative instruments, net of tax effects of $201 and $(197)	1,418	(1,412)	—
Unrealized gains/(losses) on pension plan, net of tax effects of $(69), $40 and $28	580	(205)	(378)
Translation adjustments with no tax effects	(1,903)	(664)	(47)
Total other comprehensive income/ (loss)	95	(2,281)	(425)

Comprehensive income	$62,733	$67,970	$62,724

Comprehensive income (loss) attributable to the non-controlling interest	—	—	—
Comprehensive income attributable to the Group	$62,733	$67,970	$62,724

Luxoft Holding, Inc

Consolidated statement of shareholders' equity

(In thousands of U.S. dollars, except share amounts)

	Share capital			Treasury Stock			Accumulated other comprehensive loss (net of tax effect)	Total shareholder's equity attributable to the Group
	Ordinary shares	Amount	Additional paid-in capital	Treasury shares	Amount	Retained earnings			Non- controlling interest	Total equity
Balances at March 31, 2014	32,758,535	$—	$83,390	—	$—	$67,470	$(1,275)	$149,585	$32	$149,617

Net income for the period	—	—	—	—	—	63,149	—	63,149	—	63,149
Other Comprehensive loss for the period	—	—	—	—	—	—	(425)	(425)	—	(425)
Shares issued under the stock option plan (Note 18)	123,470	—	4,596	—	—	—	—	4,596	—	4,596
Cancellation of stock options (Note 18)	(30,660)	—	—	—	—	—	—	—	—	—
Equity based Compensation expenses (Note 18)	—	—	1,187	—	—	—	—	1,187	—	1,187

Balances at March 31, 2015	32,851,345	$—	$89,173	—	$—	$130,619	$(1,700)	$218,092	$32	$218,124

Net income for the period	—	—	—	—	—	70,251	—	70,251	—	70,251
Other Comprehensive loss for the period	—	—	—	—	—	—	(2,281)	(2,281)	—	(2,281)
Stock issued in connection with acquisition of FOSS	—	—	559	—	—	—	—	559	—	559
Shares issued under the stock option plan (Note 18)	327,296	—	16,557	(35,579)	(2,665)	—	—	13,892	—	13,892
Equity based Compensation expenses (Note 18)	—	—	1,188	—	—	—	—	1,188	—	1,188

Balances at March 31, 2016	33,178,641	$—	$107,477	(35,579)	$(2,665)	$200,870	$(3,981)	$301,701	$32	$301,733

Net income for the period	—	—	—	—	—	62,638	—	62,638	—	62,638
Other Comprehensive income for the period	—	—	—	—	—	—	95	95	—	95
Stock issued in connection with acquisition of FOSS	—	—	1,107	—	—	—	—	1,107	—	1,107
Shares issued under the stock option plan (Note 18)	361,393	—	23,420	(58,234)	(3,363)	—	—	20,057	—	20,057
Equity based Compensation expenses (Note 18)	—	—	1,188	—	—	—	—	1,188	—	1,188

Balances at March 31, 2017	33,540,034	$—	$133,192	(93,813)	$(6,028)	$263,508	$(3,886)	$386,786	$32	$386,818

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statements of cash flows

(In thousands of U.S. dollars)

	For the year ended March 31,
	2017	2016	2015
Operating activities
Income from operations	$62,638	$70,251	$63,149
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,847	23,814	16,834
Deferred tax benefit (Note 15)	(3,395)	(902)	(1,167)
Foreign currency exchange contracts gain (Note 10)	(1,314)	(261)	(412)
Loss on foreign exchange	2,604	381	8,867
Provision for doubtful accounts (Note 2)	380	311	805
(Gain)/ loss from revaluation of contingent liability (Note 9)	(10,031)	(2,511)	1,166
Share-based compensation (Note 18)	28,984	17,745	5,783
Impairment loss (Note 7)	5,287	—	—
Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	145	(10,261)	(32,450)
Work-in-progress	(1,210)	(146)	3,271
Due to and from related parties	1,001	(1,084)	575
Accounts payable and accrued liabilities	8,879	4,942	(5,562)
Deferred revenue	(1,761)	(4,222)	6,468
Changes in other assets and liabilities	(5,027)	7,332	8,951

Net cash provided by operating activities	122,027	105,389	76,278

Investing activities
Purchases of property and equipment	(19,614)	(24,171)	(14,232)
Purchases of intangible assets	(4,182)	(5,069)	(3,868)
Proceeds from disposal of property and equipment	—	40	77
Acquisitions, net of cash acquired (Note 2 and 9)	(77,672)	(3,525)	(24,257)
Escrow deposits	(5,000)	—	—

Net cash used in investing activities	(106,468)	(32,725)	(42,280)

Financing activities
Net repayment of short-term borrowings	(5,897)	(880)	(18,594)
Acquisition of business, deferred consideration (Note 2 and 9)	(4,577)	(6,126)	(2,747)
Repurchases of common stock	(3,611)	(1,774)	—
Repayment of capital lease obligations	(133)	(124)	(38)
Dividend paid	—	—	(18)
Overdraft facilities, net	—	—	(598)

Net cash provided by (used in) financing activities	(14,218)	(8,904)	(21,995)

Effect of exchange rate changes on cash and cash equivalents	(328)	(808)	(3,913)

Net increase in cash and cash equivalents	1,013	62,952	8,090

Cash and cash equivalents at beginning of year	108,545	45,593	37,503

Cash and cash equivalents at end of period	$109,558	$108,545	$45,593

Supplemental disclosure of cash flow information
Cash paid for income tax	$12,861	$12,942	$3,013
Cash paid for interest	76	149	433
Cash received as government grants (Note 11)	3,817	2,885	—

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Notes to consolidated financial statements

(In thousands of U.S. dollars, except share amounts)

1. Description of business and environment

        Luxoft Holding, Inc (the "Company") was incorporated as a company limited by shares under the laws of the British Virgin Islands ("BVI") on March 7, 2006. The Company has 39 subsidiaries across Europe, North America, Asia, Australia and Africa collectively referred to as "Subsidiaries". The Company and its Subsidiaries are collectively referred to as the "Group".

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

2. Basis of presentation and significant accounting policies

Basis of presentation

        The functional currency of the majority of the Group's subsidiaries is the United States dollars ("USD"). The Group operates in a multi-currency environment having transactions in such currencies as the euros ("EUR"), British pounds ("GBP"), Romanian lei ("RON"), Polish zloty ("PLN"), Swiss francs ("CHF"), Russian rubles ("RUR") and others. The subsidiaries maintain their accounting records in accordance with the local or statutory requirements of the jurisdictions in which they are incorporated. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The accompanying consolidated financial statements differ from the financial statements of the subsidiaries issued for statutory purposes because they reflect certain adjustments, not recorded in the respective statutory accounting books that are appropriate to present the financial position, results of operations and cash flows.

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

        The list of subsidiaries of the Group is the following:

	% of ownership as at March 31
Subsidiary	2017	2016
Luxoft International Company Ltd.	100.00%	100.00%
Excelian (Singapore) Pte Ltd	100.00%	100.00%
Symtavision Inc(1).	n/a	100.00%
Symtavision GmbH	100.00%	100.00%
Luxoft Luxembourg S.a.r.l	100.00%	100.00%
Luxoft Sweden	100.00%	100.00%
Luxoft Netherlands B.V.	100.00%	100.00%
Luxoft UK Ltd.	100.00%	100.00%
Excelian Ltd. (UK)	100.00%	100.00%
Luxoft USA, Inc.	100.00%	100.00%
Radius, Inc.	100.00%	100.00%
Excelian, Inc	100.00%	100.00%
Luxoft Canada Ltd.	100.00%	100.00%
Excelian Ltd. (Canada)	100.00%	100.00%
Luxoft Eastern Europe Ltd.	100.00%	100.00%
Luxoft Mexico S.A. de C.V.	100.00%	100.00%
Luxoft Singapore PTE. LTD.	100.00%	100.00%
Luxoft Poland sp.z.o.o.	100.00%	100.00%
Luxoft GmbH	100.00%	100.00%
Luxoft (Switzerland) GmbH	100.00%	100.00%
Luxoft Global Operations GmbH	100.00%	100.00%
Luxoft Vietnam Company Ltd.	100.00%	100.00%
Luxoft Bulgaria EOOD	100.00%	100.00%
Luxoft Professional Romania S.R.L.	100.00%	100.00%
Software ITC S.A.	99.40%	99.40%
Luxoft Services, LLC	100.00%	100.00%
Luxoft Professional, LLC	100.00%	100.00%
Luxoft Research, LLC	100.00%	100.00%
Luxoft Dubna, LLC	100.00%	100.00%
Luxoft Training Center, Autonomous Non-commercial Organization	100.00%	100.00%
Luxoft Ukraine, LLC	100.00%	100.00%
Luxoft Denmark ApS	100.00%	n/a
Insys Group, Inc.	100.00%	n/a
Intro Pro US, Inc.	100.00%	n/a
Intro Pro Software Company Limited	100.00%	n/a
Intro Pro Ukraine, LLC	100.00%	n/a
Pelagicore AB	100.00%	n/a
Pelagicore AG	100.00%	n/a
Luxoft Malaysia Sdn Bhd	100.00%	n/a
SME—Science Management and Engineering AG	100.00%	n/a
Luxoft India, LLP	100.00%	n/a

(1)
The legal entity was liquidated

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

March 31, 2017		March 31, 2016		March 31, 2015
US 1$ =	0.997 CHF	US 1$ =	0.9650 CHF	US 1$ =	1.0389 CHF
US 1$ =	56.3779 RUR	US 1$ =	67.6076 RUR	US 1$ =	58.4643 RUR
US 1$ =	27.015 UAH	US 1$ =	26.2181 UAH	US 1$ =	23.4426 UAH
US 1$ =	0.93 EUR	US 1$ =	0.88 EUR	US 1$ =	0.92 EUR
US 1$ =	4.244 RON	US 1$ =	3.9349 RON	US 1$ =	4.1115 RON
US 1$ =	0.8053 GBP	US 1$ =	0.69 GBP	US 1$ =	0.67 GBP
US 1$ =	3.946 PLN	US 1$ =	3.759 PLN	US 1$ =	3.776 PLN

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

Comprehensive income

        ASC 220 Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. Comprehensive income consists of foreign currency translation adjustments; effective portion of gains and losses on forward contracts that are designated as, and qualify as, cash flow hedges in accordance with ASC Subtopic No. 815-20, Hedging—General; and adjustments to record changes in the funded status of the Group's defined benefit pension plan in accordance with ASC Subtopic No. 715-30, Defined Benefit Plans—Pension.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

Cash and cash equivalents

        The Group considers all highly liquid investments with a maturity of 90 days or less from the time of purchase to be cash equivalents.

Restricted cash

        Restricted cash is represented by deposits on escrow accounts, related to new businesses acquisitions. As of March 31, 2017, the Group had $5,399 as restricted cash.

Accounts receivable, net

        Accounts receivable are non-interest bearing and shown at their net realizable value, which approximates their fair value. Allowances for doubtful accounts are made for specific accounts in which collectability is doubtful, the Group does not make any general allowance based on the aging of accounts receivable.

        Recoveries of losses from accounts receivable written-off in prior years are presented within income from operations in the Group's consolidated statements of comprehensive income. Collections in respect of prior year write-offs amounted to $60 for the year ended March 31, 2017; $818 for the year ended March 31, 2016 and $501 for the year ended March 31, 2015.

        The table below summarizes changes in qualifying accounts for the years ended March 31, 2015, 2016 and 2017:

	Balance at the beginning of period	Charged to costs and expenses	Reversals / write-offs	Balance at the end of period
Allowance for doubtful accounts
For the year ended March 31, 2015	651	805	(157)	1,299
For the year ended March 31, 2016	1,299	311	(1,531)	79
For the year ended March 31, 2017	79	380	(24)	435

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

Goodwill and Long-lived intangible assets

        Goodwill represents an excess of the cost of business acquired over the fair value of identifiable net assets at the date of acquisition. Intangible assets, principally software and acquired contract-based customer relationships, software and brands are amortized on a straight-line basis over their estimated useful lives, on average 5 to 10 years. The Group does not have any intangible assets with indefinite useful lives.

        Goodwill and Long-lived intangible assets are reviewed for impairment annually or whenever it is determined that one or more impairment indicators exist. Upon such review, the Group considers the following factors: under-performance of the reporting unit or significant changes in its projected results; changes in the manner of utilization of an asset; severe and sustained declines in the traded price of the Company's common stock that are not attributable to factors other than the underlying value of its assets; negative market conditions or economic trends; changes in technology; new legislation, and other factors. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with ASC 350 Intangibles—Goodwill and Other, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill.

        See also Impairment of Long lived assets and Note 7, Impairment loss, below.

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

Impairment of Long-lived assets

        In accordance with ASC 360 Property, Plant, and Equipment, and ASC 205 Presentation of Financial Statements, long-lived assets to be held and used by the Group, including intangible assets that are subject to amortization are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Group bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. When such impairment indicators are present or other factors exist that indicate that the carrying amount of these of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Group recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques.

        As of March 31, 2017, the Group performed its impairment review, which resulted in impairment loss of $5,287 attributable to the client base recognized upon acquisition of Insys Group Inc. No impairment expense related to long-lived assets was recognized during the years ending March 31, 2016 and 2015.

        See below—"Fair value measurement and Intangible Assets Impairment Tests" and Note 7, Impairment loss, for valuation techniques and quantitative information about the significant unobservable inputs used in the fair value measurement.

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

        ASC 740 Income Taxes, clarifies the accounting for uncertainty in income taxes. ASC 740 prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group believes that its recognized income tax filing positions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. However, the Group cannot predict with certainty the interpretations or positions that tax authorities may take regarding specific tax returns filed by the Group.

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

        Revenue is stated net of any value-added taxes ("VAT") or other similar indirect taxes charged to clients.

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

Cash Flow

        The Group utilizes invoice discounting and receivable purchase facilities as a source of short-term borrowings. The volume of such borrowings decreased significantly since the year ended March 31, 2016 as the Group changed the presentation for the year ended March 31, 2015 and 2016. Due to the fact that all short-term borrowings of the Group have quick turnover and short maturities the Group chooses, in accordance with ASC 230-10-45-8, Statement of Cash Flows—Other Presentation Matters, to present only net changes during the period in the Statement of Cash Flows, because the knowledge of the gross cash receipts and payments related to them is believed to be not necessary to understand the Group's financing activities.

Government Grants

        The Group participates in government grants programs in several countries. Due to the absence of authoritative regulations for government grants in U.S. GAAP, the Group refers to IAS 20 guidance as to a non-authoritative source. The company evaluates a received grant as related to expenses or losses already incurred and recognizes it in profit or loss of the period in which the grant becomes receivable.

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

        Acquisition-related costs are costs the Group incurs to effect a business combination. Those costs include advisory, legal, accounting, valuation, and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The Group accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Advertising

        The Group expenses the cost of advertising as incurred. Advertising expenses for the years ended March 31, 2017, 2016 and 2015 were $3,316, $2,942 and $2,281 respectively, and are classified as selling expenses.

Social contributions

        The Group contributes to various government pension and social funds in accordance with the legislation applicable to each of the subsidiaries. The employer's part of these contributions amounted to approximately, $42,824, $31,284 and $20,608 for the years ended March 31, 2017, 2016 and 2015, respectively, and was expensed as incurred.

        The majority of social contributions are made by subsidiaries in Poland, Romania, USA and Russia where social contributions charges is a mandatory tax consisting of contributions paid by employers at their own expense and on behalf of employees to the relevant pension, social security, medical and other similar funds. In most countries, where subsidiaries of the Company are located, the social contributions tax rate varies depending on employee's annual compensation and maximum taxable amount of annual or monthly compensation.

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

        Due to increased volume of hedged transactions and extended periods of foreign exchange contracts there is a risk of significant fluctuations of fair values of derivatives, affecting the Company's Statement of Comprehensive income. In order to reduce such fluctuations, the Group started to apply hedge accounting to forward contracts offsetting its forecasted transactions denominated in euro and British pounds in accordance with the guidance of ASC 815-30, Cash Flow Hedges. The forward contracts concluded in 2016 calendar year are designed so that the critical terms of the hedging instrument and of the hedged forecasted transaction are the same, therefore there is no ineffectiveness

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

to be recognized in earnings, and the Group recognizes all gain or loss on a derivative instrument designated as a cash flow hedge in other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period when the hedged forecasted transaction affects earnings, i.e. when a forecasted sale actually occurs or an expense is incurred. Gains or losses related to hedge of forecasted sales are recognized in Sales of services, and those attributable to forecasted expense are recognized in Cost of services.

        Forward contracts concluded before January 2016 were not designated as cash flow hedge at inception and did not qualify for hedge accounting as defined by ASC 815. Gain or loss on revaluation of these contracts is recognized directly in earnings as gain or loss from foreign currency exchange contract.

        In October 2016, as the euro started to depreciate against the US dollar, the Group decided to early close some of its forward euro contracts with maturity dates in 6 months or more. In accordance with ASC 815-30-40-1 and 40-2, the Group calculated the fair value of these contracts and recognized the result of the valuation in accumulated other comprehensive income. The net gain in the amount of $22 remains in the accumulated other comprehensive income until reclassified into earnings in the same periods during which the hedged forecasted transaction affects earnings. All further changes in the fair value of de-designated hedges were recognized directly in earnings in the period of revaluation. In order to lock the speculation gain achieved by the early closing, in November 2016, the Group entered into reverse contracts, i.e. to buy euros for US dollars. The new contracts matched those de-designated both in the amounts and maturity dates, resulting in early fixing of the results of the deals. The result of matching the pairs of forward contracts in amount of $941 was recognized in the earnings for the year ended March 31, 2017.

Concentration of credit risk

        The concentrations of credit risk associated with trade and other receivables are mitigated by ongoing procedures to monitor the creditworthiness of customers and other debtors.

        As of March 31, 2017, the largest clients' balances accounted for 18%, 18%, 6%, 6% and 3% of the total Group's accounts receivable. As of March 31, 2016, the largest clients' balances accounted for 30%, 22%, 7%, 4% and 3% of the total Group's accounts receivable. As of March 31, 2015, the largest clients' balances accounted for 32%, 21%, 9%, 4% and 3% of the total Group's accounts receivable.

        For the year ended March 31, 2017, the same customers accounted for 23%, 20%, 6%, 3% and 2% of the Group's revenues. For the year ended March 31, 2016, the same customers accounted for 30%, 22%, 7%, 3% and 3% of the Group's revenues. For the year ended March 31, 2015, the same customers accounted for 36%, 20%, 8%, 4% and 4% of the Group's revenues.

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

Fair value measurement and Intangible Assets Impairment Tests

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

        The Group used Level 3 inputs when determining the fair value of contingent payable for business acquisitions (Note 3); contingent payable for software acquisition (Note 9); reportable unit for the purposes of determining goodwill impairment; intangible assets for the purposes of determining their impairment (see Note 7), and the value of shares issued under the stock option plans of the Company (Note 18).

        In determining the estimated fair values of the reporting units and intangible assets, the Group employed a Discounted Cash Flow ("DCF") analysis. Determining estimated fair values requires the application of significant judgment.

        The basis for the Group's cash flow assumptions includes attributable forecasted revenue, operating costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility. In addition to that, the Group has to estimate the applicable discount rate and the terminal growth rates, where applicable. The significant unobservable inputs used in the fair value estimations are as following:

  •
  Cost of capital: The cost of capital reflects the return a hypothetical market participant would require for a long-term investment in an asset and can be viewed as a proxy for the risk of that asset. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value of the assets. The cost of capital used by the Group

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

    in its analysis ranged from 11% to 20% based on the level of risk related to each particular asset or reporting unit.

  •
  Cost of debt: The cost of debt reflects the effective rate paid for use of current debt facilities. The cost of debt used by the Group in its analysis ranged from 2.5% to 4.0%.

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

        The fair value of Group's assets and liabilities measured at fair value at the reporting date is presented below:

	As of March 31, 2017
	Total	Level 1	Level 2	Level 3
Recurring fair value measurements
Contingent consideration	37,884	—	—	37,884
Foreign currency derivatives asset	1,367	—	1,367	—
Foreign currency derivatives liability	(295)	—	(295)	—

Total recurring fair value measurements	$38,956	$—	$1,072	$37,884

        The Group's policy is to recognize transfers to and out of Level 3 as of the date of change in circumstances that caused the transfer. During the year ended March 31, 2017, only contingent liabilities were transferred out of Level 3 due to resolution of contingencies in deferred considerations

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

payable for business acquisitions and acquisitions of software. No transfer between Level 1 and Level 2 of the fair value hierarchy occurred during the period. The reconciliation from the opening balance to the closing balance for recurring fair value measurements categorized within Level 3 of the fair value hierarchy is presented below:

Balances at March 31, 2016	$8,096
Transfers out of Level 3	(2,258)
Gain for the period included in earnings	(10,221)
Additions and settlements
Acquisitions	47,951
Settled in cash	(4,577)
Settled in shares	(1,107)

Balances at March 31, 2017	$37,884

Share-based compensation

        The Group accounts for stock-based compensation plans in accordance with ASC 718 Compensation—Stock Compensation. Under ASC 718, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in their consolidated statements of comprehensive income. The cost of the equity instruments is measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employee is required to provide services in exchange for the equity instruments (see Note 18).

        The Group recognizes compensation cost for an award with service conditions on a straight-line basis over the requisite service period for the entire award.

Recent accounting pronouncements

        With the exception of the below, there have been no recent accounting pronouncements or changes in accounting pronouncements during year ended March 31, 2017 that are of significance, or potential significance, to the Company's consolidated financial statements:

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. The amendments will be effective for the Group for the fiscal year beginning April 1, 2020, and are not expected to have a material effect on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update provide guidance on evaluating whether

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU amends ASC 805 to "provide a more robust framework to use in determining when a set of assets and activities is a business." In addition, the amendments "provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable." The update will be effective for the Group starting April 1, 2018, and is not expected to have a material effect on the consolidated financial statements.

        In August 2016, the FASB issued Accounting Standards Update 2016-15—Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Group adopted the amendments of this update from April 1, 2016. The ASU did not have any material effect on the Company's consolidated financial statements.

        In March 2016, the FASB issued Accounting Standards Update 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update simplify the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, and classification on the statement of cash flows. The Group adopted the amendment for the fiscal year beginning April 1, 2016. The amendment resulted in recognition of $1,411 of excess tax benefit in current year's earnings—see Note 15 Income Tax below.

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

        In November 2015, the FASB issued Accounting Standards Update 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes", which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position to simplify disclosure. The Group adopted the new standard from April 1, 2016, and, as a result of the implementation of this standard, changed the presentation of the prior year's deferred tax current assets and liabilities to noncurrent.

        In September 2015, the FASB issued ASU 2015-16, "Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments". The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The update eliminates the current requirement to retrospectively adjust provisional amounts recognized at the acquisition date. The amendment is effective for the Group beginning April 1, 2016. The implementation of this standard did not have a material effect on the Group's consolidated financial statements.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

  Revenue from Contracts with Customers (Topic 606)

        In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 and further issued Accounting Standards Updates to Topic 606(2) will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The Company intends to adopt the provisions of the new standard for its fiscal year starting April 1, 2017. The new standard allows the option of modified retrospective adoption with certain reliefs according to which the new standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Alternatively, the new standard permits full retrospective adoption with certain reliefs. The Company continues to evaluate the impact of the standard, and its adoption method is subject to change. The Company is in the process of analyzing its contracts to quantify the impact that the adoption of the standard will have on revenue.

3. Business combinations

        During the twelve months ended March 31, 2017, the Group has completed a number of business combinations discussed below. The following is a summary of revenues and net income included in the consolidated statements of income and comprehensive income for the year ended March 31, 2017:

	Insys	Pelagicore	IntroPro
Revenue	$55,524	$5,729	$4,951
Net loss, including:	$(2,848)	$(1,664)	$(634)
Impairment loss	$(5,287)	$—	$—
Amortization of Intangible assets identified in business combinations	$(2,288)	$(1,244)	$(624)

        The unaudited pro-forma revenue and net income of the combined entity as though Insys, Pelagicore and IntroPro were acquired as of April 1, 2015 would have been $812,605 and $63,210 for the year ended March 31, 2017, and $752,672 and $72,669 for the year ended March 31, 2016.

(2)
Update 2016-20—Technical Corrections and Improvements to Topic 606; Update 2016-12—Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; Update 2016-10—Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, Update 2016-08—Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net); Update 2015-14—Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

        These unaudited pro-forma financial amounts are being provided for informational purposes only and do not necessarily reflect what the combined Group's financial condition or results of operations would have been had the acquisition occurred on the dates indicated. The actual financial position and results of operations may differ significantly from these unaudited pro-forma amounts reflected herein due to a variety of factors.

Acquisition of Science, Management and Engineering AG (SME)

        On February 9, 2017, Luxoft Global Operations GmbH has completed the acquisition of Science, Management and Engineering AG (SME), a system-independent consultancy and development company, based in Garching, Germany.

        Luxoft acquired all of the issued and outstanding shares of SME for $218 of cash consideration.

        This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of SME were included in the consolidated statements of comprehensive income from February 9, 2017.

        The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of identified Customer relations in the amount of $1.1 million which will be amortized over a period of 10 years. The following schedule reflects the preliminary purchase price allocation to the net assets acquired:

As of February 9, 2017
Intangible assets (Customer relations)	$1,061
Goodwill	411
Other current assets	50

Total assets	1,522

Due to related parties	(747)
Taxes payable	(299)
Deferred Tax Liability, non-current	(109)
Other current liabilities	(149)

Total liabilities	(1,304)

Total net assets acquired	218

Total purchase consideration	$218

        As the value of certain assets and liabilities are preliminary in nature, they are subject to adjustment as additional information is obtained about the facts and circumstances that existed at the acquisition date. The Group is currently assessing forecasted inputs used in valuation of assets and liabilities. Any changes in this assessment may result in adjustments to identified client base, goodwill and deferred taxes.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

Acquisition of IntroPro

        On January 31, 2017, the Group closed an equity purchase transaction to acquire IntroPro, a group of engineering consultancy companies generating the majority of its revenue from the telecom and media sector, serving several blue chip clients based in North America.

        Luxoft acquired all of the issued and outstanding shares of three companies constituting the IntroPro group, namely Intro Pro US Inc., Intro Pro Software Company Limited and Intro Pro Ukraine LLC for $28,254 of cash consideration, paid at closing, of which $5,000 was placed in escrow by the sellers for up to 3 years as security for the indemnification obligations of the sellers under the terms of the stock purchase agreement. In accordance with the agreement, the Sellers are entitled to additional cash payments, subject to achievement of certain financial performance milestones by IntroPro for its 2017 and 2018 fiscal years. As of March 31, 2017, the fair value of the contingent consideration was $24,352. This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of IntroPro were included in the consolidated statements of comprehensive income of the Group from January 31, 2017.

        The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of identified Customer relations in the amount of $37,420 which will be amortized over a period of 10 years. The preliminary allocation of the purchase price to the net assets acquired comprises the following:

As of January 31, 2017
Cash and cash equivalents	$87
Trade accounts receivable	1,488
Other current assets	126
Property and equipment, net	118
Intangible assets (Customer relations)	37,420
Goodwill	24,456

Total assets	63,695

Accounts payable	(1,293)
Other current liabilities	(104)
Line of credit	(118)
Deferred Tax Liability, non-current	(14,968)

Total liabilities	(16,483)

Total net assets acquired	47,212

Total purchase consideration	$47,212

        As the value of certain assets and liabilities are preliminary in nature, they are subject to adjustment as additional information is obtained about the facts and circumstances that existed at the acquisition date. The Group is currently assessing forecasted inputs used in valuation of assets and

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

liabilities. Any changes in this assessment may result in adjustments to identified customer relations, goodwill and deferred taxes.

Acquisition of Pelagicore

        On September 13, 2016, the Group has completed the acquisition of Pelagicore AB, a Swedish company, provider of open source software platforms and services for in-vehicle infotainment systems and human machine interface (HMI) development.

        In accordance with the stock purchase agreement, Luxoft Global Operations GmbH paid €16,862 or $18,898 upon closing of this transaction. Additionally, Luxoft agreed to pay further up to € 5,000 or $5,540 in 2017 subject to Pelagicore achieving certain order backlog from defined clients till the end of 2017 calendar year. The fair value of the contingent consideration as of March 31, 2017 was $5,368.

        This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of Pelagicore were included in the consolidated statements of comprehensive income from September 13, 2016.

        The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of identified IP rights in the amount of $19,225 which will be amortized over a period of 8 years.

        The following reflects allocation of the final purchase price to the assets and liabilities of Pelagicore:

As of September 13, 2016
Cash and cash equivalents	$128
Accounts receivable	1,886
Other current assets	564
Property and equipment, net	109
Intangible assets (Trademark)	843
Intangible assets (IP rights)	19,225
Goodwill	4,734

Total assets	27,489

Accounts payable	(2,114)
Taxes payable	(124)
Other current liabilities	(472)
Deferred tax liability	(341)

Total liabilities	(3,051)

Total net assets acquired	24,438

Total purchase consideration	$24,438

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

Acquisition of Insys Group, Inc. (Insys)

        On July 15, 2016, the Group has completed the acquisition of Insys Group, Inc., a New Jersey corporation, an IT consulting provider focusing on advanced predictive analytics, business intelligence and data warehousing, digital marketing, and enterprise information management.

        On the closing date, Luxoft USA, Inc. paid $37,896. In addition, according to the agreement, the sellers of Insys were entitled to a maximum of $2,500, $13,000 and $18,000, subject to Insys achieving certain revenue and EBITDA targets for the 2nd half of 2016 and 2017 and 2018 calendar years, respectively.

        In conjunction with the mutual election under Section 338(h) of the U.S. Internal Revenue Code ("Section 338(h)"), Luxoft USA and the Insys Sellers agreed to treat the Insys purchase as an asset purchase for tax purposes.

        This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of Insys were included in the consolidated statements of comprehensive income from July 15, 2016.

        The Group's financial statements reflect the purchase price allocation based on the fair value of identified Customer relations in the amount of $34,320 which will be amortized over a period of 10 years. The following schedule reflects the final purchase price allocation to the net assets acquired on July 15, 2016:

As of July 15, 2016
Cash and cash equivalents	$2,301
Accounts receivable	15,517
Other current assets	352
Property and equipment, net	230
Intangible assets (Customer relations)	34,320
Goodwill	17,685

Total assets	70,405

Accounts payable	(7,156)
Deferred revenue	(508)
Line of credit	(6,380)

Total liabilities	(14,044)

Total net assets acquired	56,361

Total purchase consideration	$56,361

        In March 2017, the management of Luxoft and the former shareholders of Insys Group Inc. reached an agreement in negotiations regarding certain changes to the original SPA. The main changes include re-allocation of the earn-out percentages among the former Insys shareholders and introduction

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)

of a minimum guaranteed amount of the earn-out of $2,574. As of March 31, 2017, the fair value of the contingent consideration was $7,854.

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

        In accordance with the stock purchase agreement, total purchase consideration amounted €3,889, or $4,424.

        The following reflects final allocation of the purchase price to the assets and liabilities of Symtavision:

	As Originally Reported	As of March 31, 2017
Cash and cash equivalents	397	397
Other current assets	279	279
Intangible assets (IP rights)	4,971	4,476
Intangible assets (Brand)	237	214
Goodwill	665	12
Other non-current assets	52	52

Total assets	6,601	5,430
Other current liabilities	(514)	(514)
Deferred tax liability	(1,663)	(492)

Total liabilities	(2,177)	(1,006)

Total net assets acquired	4,424	4,424

Total purchase consideration	4,424	4,424

        Due to finalization of inputs in the valuation of assets acquired the Company amended its preliminary purchase price allocation resulting in adjustments to goodwill, intangible assets and deferred tax liability with no change to the net assets acquired. The change in purchase price allocation is due to change in tax methodology used for deferred tax liability and tax amortization benefit calculation.

        The Group's financial statements reflect the amended purchase price allocation based on the fair value of identified IP rights in the amount of $4,476 which will be amortized over a period of 8 years.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

4. Property and equipment

        Property and equipment consisted of the following as of March 31:

	2017	2016
Land	$5,277	$5,277
Buildings	3,580	3,554
Motor vehicles, furniture and fixtures	16,737	17,310
Assets under capital lease	647	887
Leasehold improvements	15,894	11,074
Software	17,855	12,985
Computers and office equipment	55,183	41,799
Total cost	115,173	92,886
Accumulated depreciation	(66,141)	(48,083)

	49,032	44,803
Assets under construction	539	1,269

Property and equipment, net	$49,571	$46,072

        Depreciation expense, including amortization of assets recorded under capital leases, was $19,544, $14,069 and $10,358 in 2017, 2016 and 2015, respectively.

5. Goodwill

        Goodwill as of March 31, 2017, 2016 and 2015 comprises the following:

Luxoft
Balances at March 31, 2015	$29,620

Acquisition of Symtavision	665

Balances at March 31, 2016	$30,285

Acquisition of Pelagicore	4,734
Acquisition of Insys	17,685
Symtavision measurement period adjustment (Note 3)	(653)
Acquisition of IntroPro	24,456
Acquisition of SME	411

Total Goodwill acquired	46,633

Balances at March 31, 2017	$76,918

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

6. Intangible assets

        Intangible assets consisted of the following:

		As of March 31, 2017		As of March 2016
	Weighted- average useful lives	Cost	Accumulated amortization	Cost	Accumulated amortization
Capitalized software development costs	5 years	$22,383	$(9,582)	$17,609	$(6,673)
Contract-based customer relationships	5 - 10 years	109,339	(28,324)	41,820	(19,587)
IP rights	5 - 8 years	31,764	(6,899)	13,017	(3,479)
Trade names and brands	8 - 10 years	1,990	(317)	1,158	(97)
Other	4 - 6 years	438	(362)	483	(471)

Total		$165,914	$(45,484)	$74,087	$(30,307)

        Amortization expense for intangible assets for the year ended March 31, 2017, 2016 and 2015 was $15,303, $9,745 and $6,476 respectively.

        Estimated future amortization expenses related to amortizable intangible assets are as follows:

Amortization
For the year ended March 31, 2018	$21,458
For the year ended March 31, 2019	18,782
For the year ended March 31, 2020	15,460
For the year ended March 31, 2021	13,326
For the year ended March 31, 2022 and thereafter	51,404

Total	$120,430

7. Impairment loss

        During the year ended March 31, 2017, the Group recorded an impairment loss of $5,287 related to Insys client base, the asset identified upon acquisition of Insys Group, Inc., discussed in Note 3 above. The impairment loss was caused primarily by a decrease in originally anticipated revenue growth rates, resulting in lower projections of the future cash flows that were not sufficient to support the recorded net book value of the asset. Assumptions used in measuring the fair value of the client base included the discount rates, attrition and growth rates. In determining the estimated fair values of the client base, the Group employed a Discounted Cash Flow ("DCF") analysis.

        The Group also performed tests for goodwill impairment. Except for Insys, no indications of goodwill impairment were identified for the Group. Due to the existing impairment indicators, an additional assessment was performed for goodwill assigned to Insys by comparing the implied fair value of goodwill to its carrying amount. In the determination of the implied fair value of goodwill the Group compared the fair value of the reporting unit to the estimated fair value of its assets and liabilities. As the implied fair value of the goodwill exceeded its carrying value, no impairment charge was recorded.

        The Group considers all current information in determining the need for or calculating the amount of any impairment charges, however, future changes in events or circumstances, could result in decreases in the fair values of its intangible assets and goodwill.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

8. Short-term borrowings

Credit facilities

        Insys Group Inc. utilizes a credit facility provided by TD Bank N.A. The Loan and Security agreement was modified effective August 29, 2016, to provide an aggregate amount of $8.0 million at LIBOR plus 2.00% interest rate. There was no outstanding amount as of March 31, 2017, under this agreement.

        Excelian Ltd uses an invoice discounting facility of up to £3.0 million provided by Royal Bank of Scotland. On November 19, 2016, the facility was reduced to £1.0 million. Under this arrangement Excelian Ltd can assign certain receivables in exchange for cash less a discount based on 1.90% per annum. There was no outstanding amount as of March 31, 2017, under this agreement.

        On December 27, 2016, Luxoft USA Inc. and Luxoft Global Operations GmbH respectively entered into the Facility agreement with Amsterdam Trade Bank N.V. for the aggregate available credit amount up to $18.0 million. For both of the facilities the applied interest rate is the cumulative of the applicable LIBOR and a 3% margin. There was no outstanding amount as of March 31, 2017 under these agreements.

        On February 20, 2014, Luxoft USA, Inc. entered into a credit facility agreement with Citibank, N.A. for up to $5.5 million. The loan bears an interest rate LIBOR plus 1.25% per annum. There was no outstanding amount as of March 31, 2017 and as of March 31, 2016 under this agreement.

        On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GmbH entered into an uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5.0 million. On November 13, 2014 Luxoft Global Operations GmbH acceded to the mentioned Facility Agreement as a Borrowing Entity. On November 25, 2016 Citibank increased the total credit amount available for the Group to $17.4 million. This is a continuing agreement and remains in full effect subject to its terms until 30 days after the bank's receipt of written notice of termination from the borrower's agent. Under this agreement the borrower can use pre- or post-shipment advance. The interest rate for pre-shipment is LIBOR plus 2.0% per annum and the interest rate for post-shipment is LIBOR plus 1.25% per annum. There was no outstanding amount as of March 31, 2017 and as of March 31, 2016 under this agreement.

        On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement with BNP Paribas Dublin Branch. Under the agreement the Group can assign certain receivables in exchange for cash based on LIBOR for the relevant purchase term (30/60 days) plus 3.0% per annum. The current limit available under this facility is up to $30 million. There was no outstanding amount as of March 31, 2017 and as of March 31, 2016 under this agreement.

Overdraft facilities

        On December 27, 2016 Luxoft International Company Ltd. entered into the Facility agreement with Amsterdam Trade Bank N.V. for up to $2.0 million of the available overdraft limit. The overdraft facility bears interest at a rate of one-month LIBOR plus 3.75% per annum. There was no outstanding amount as of March 31, 2017, under this facility.

        On November 12, 2013 Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO Citibank for $0.9 million. As of March 31, 2017, this facility has not been drawn

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

8. Short-term borrowings (Continued)

down. The overdraft facility bears interest at a rate of one-month LIBOR plus 2.00% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. and Luxoft Professional, LLC. There was no outstanding amount as of March 31, 2017 and as of March 31, 2016, under this agreement.

        On October 25, 2012 Luxoft Professional, LLC entered into an overdraft facility agreement with ZAO Citibank for $3.0 million. As of March 31, 2017, this facility has not been drawn down. The overdraft facility bears interest at a rate of one-month LIBOR plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. There was no outstanding amount as of March 31, 2017 and as of March 31, 2016, under this facility.

9. Consideration payables for acquisitions

        Payables for acquisitions consist of contingent consideration payable for acquisitions of businesses and software and deferred consideration payable for which contingencies have resolved. Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination and is subsequently remeasured to fair value at each reporting date as discussed in Note 3 above. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. Contingent consideration is categorized within Level 3 of the fair value hierarchy and transferred out of recurring fair value measurements when the contingency is resolved as current payable for business acquisition or software acquisition.

        The following table presents the Group's consideration payable for acquisitions as of March 31, 2017 and 2016:

	As of March 31,
	2017	2016
Contingent payable for business acquisition	$5,652	$350
Contingent payable for software acquisition	26	29
Current payable for business acquisition	11,535	5,216
Current payable for software acquisition	8	—

Total payable for acquisitions, current	17,221	5,595

Contingent payable for business acquisition	32,206	7,331
Contingent payable for software acquisition	—	386
Non-current payable for business acquisition	—	4,069

Total payable for acquisitions, non-current	$32,206	$11,786

Total payable for acquisitions	$49,427	$17,381

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

9. Consideration payables for acquisitions (Continued)

        The reconciliation from the opening balance to the closing balance for the Group's consideration payable is presented below:

	For the years ended March 31,
	2017	2016
As of the beginning of the period	$17,381	$26,101
Additions, net of measurement period adjustment	47,951	501
Payments	(4,577)	(6,126)
Transfers to additional paid-in capital	(1,107)	(559)
Foreign currency loss	(190)	(25)
Gain from revaluation	(10,031)	(2,511)

As of the end of the period	$49,427	$17,381

10. Derivatives and hedging activities

        Operating in multiple currencies, the Group uses foreign exchange forward contracts to hedge certain exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months and are recognized as derivative instruments. The Group enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue and expense in the normal course of business and accordingly, they are not speculative in nature.

        Foreign exchange contracts are classified as either assets or liabilities on the balance sheet and measured on a recurring basis at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the contract and whether it is designated and qualifies for hedge accounting.

        The critical terms of forward contracts concluded in 2017 calendar year are the same as those of the hedged forecasted transaction; all hedging relationships are formally documented at the inception of the hedge; therefore there is no ineffectiveness to be recognized in earnings and the Group recognizes changes in the intrinsic value of these cash flow hedges in accumulated other comprehensive income in its Consolidated Balance Sheets, until the forecasted transaction occurs.

        Forward contracts concluded before January 2016 were not designated as cash flow hedge at inception and did not qualify for hedge accounting. Gain or loss on revaluation of these contracts is recognized directly in earnings as gain or loss from foreign currency exchange contract.

        The fair values of the Group's net derivative receivable of $1,072 have been classified as Level 2 as discussed in Note 2 above.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

10. Derivatives and hedging activities (Continued)

        The Group recognized a net gain/(loss) from foreign currency exchange contracts as gain/(loss) from foreign currency contracts in the condensed consolidated statements of comprehensive income, including foreign currency exchange contracts settled during the following periods:

Year ended March 31,
2017	2016	2015
$1,314	$261	$1,321

        The reconciliation from the opening balance to the closing balance of foreign currency derivative instruments designated as cash flow hedges and of foreign currency derivative instruments not designated as hedges for the years ended March 31, 2017 and 2016 is as follows:

	Balance as of March 31, 2016	Revaluation Gain/(Loss)	(Received from)/ paid to the bank (net)	Balance as of March 31, 2017
Fixing to Other income/Expenses	$(97)	$544	$248	$695
Revaluation to Other income/Expenses	(770)	770	—	—
Fixing to Revenue	—	1,472	(1,105)	367
Fixing to Cost of Sales	—	(965)	965	—
Revaluation to Accumulated other comprehensive loss	(1,609)	1,619	—	10

Total	$(2,476)	$3,440	$108	$1,072

	Balance as of March 31, 2015	Revaluation Gain/(Loss)	Received from the bank (net)	Balance as of March 31, 2016
Fixing to Other income/Expenses	$—	$1,031	$(1,128)	$(97)
Revaluation to Other income/Expenses	—	(770)	—	(770)
Revaluation to Accumulated other comprehensive loss	—	(1,609)	—	(1,609)

Total	$—	$(1,348)	$(1,128)	$(2,476)

        As of March 31, 2017, the Group has entered into forward contracts to buy £9.7 million in total for $12.3 million in order to hedge the risk of U.S. dollar depreciation against the British pound for GBP-denominated expense; and forward contracts to sell €30.4 million in total for $32.6 million to hedge the risk of U.S. dollar appreciation against the euro for EUR-denominated revenue. All forward contracts are subject to net settlement.

        The fair values of the Group's derivative assets of $1,367 and liabilities of $295 have been classified as Level 2 as discussed in Note 2 above.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

11. Other gain (loss)

        Other gain (loss) consisted of the following:

	Year ended March 31,
	2017	2016	2015
Government grants	$3,415	$2,885	$—
Operating rent income	958	997	1,374
Other gain/(loss)	746	65	56

Total other income/expenses	$5,119	$3,947	$1,430

        During the year ended March 31, 2017, the Group received five government grants in total amount of $3,415. The grants require certain investments in creation of new workplaces and maintaining them during certain periods of up to five years. The Group recognizes grants received as other non-operating income based on the evidence that the company has fulfilled the grant's requirements.

12. Accrued liabilities

        Accrued liabilities consist of the following as of March 31:

	2017	2016
Compensation to employees	$32,328	$23,234
Professional services	3,886	1,390
Other	2,299	2,733

Total	$38,513	$27,357

13. Related party transactions

        The following table provides the balances with related parties as of March 31:

Due from related parties, current:

	2017	2016
Receivable from related parties	$981	$1,991
Loans due from employees	103	189

Total due from related parties, current	$1,084	$2,180

Due to related parties, current:

	2017	2016
Payable to related parties	$460	$518

Total due to related parties, current	$460	$518

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

13. Related party transactions (Continued)

        In the ordinary course of business, the Group provides services to and purchases goods (computers and related components) and services (rent, professional, marketing, outstaffing and management services) from IBS Group subsidiaries and affiliated companies.

        On June 5, 2015, Luxoft Global Operations and Area 52 Property AG, a company controlled by the Company's Chief Executive Officer and then current Chief Financial Officer, entered into a lease agreement for an office space of 388 square meters located at the 21st floor of the building in Zug, Switzerland where the Group's operating headquarters are situated at a different floor. The lease term is from January 1, 2016 through December 31, 2020. The base rent is $300 per annum and is subject to annual increases based on index of consumer prices not to exceed 2%.

        The goods and services include software customization and other software subcontracting services to IBS Group subsidiaries and other companies affiliated with IBS Group.

        Sales of services included software customization and other software subcontracting services to IBS Group subsidiaries and other companies affiliated with IBS Group.

        Below are the turnovers of related parties:

	For the year ended March 31,
	2017	2016	2015
Sales of services	$631	$5,592	$3,618
Purchase of goods	347	708	947
Purchase of services	380	267	1,620

14. Shareholders' equity

        The Company is authorized to issue 50,000,000 Class A ordinary shares and 30,000,000 Class B ordinary shares which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. As of March 31, 2017 and 2016, the Company' issued and outstanding share capital was as follows:

	March 31, 2017	March 31, 2016
Common stock issued:
Class A ordinary shares	22,104,012	21,092,619
Class B ordinary shares	11,436,022	12,086,022
Less: Common stock held in treasury	(93,813)	(35,579)

Common stock outstanding	33,446,221	33,143,062

        The Company's authorized and issued common stock shares have no par value.

        During the year ended March 31, 2017, the Company's shares held in treasury increased by 58,234 shares or $3,363. The treasury shares were withheld to pay the withholding taxes upon the vesting of the instruments granted under SOP III program discussed in Note 18 below.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

14. Shareholders' equity (Continued)

        During the year ended March 31, 2017, 650,000 Class B ordinary shares were converted to Class A ordinary shares.

15. Income taxes

        The Group's income is subject to taxation in the United States, United Kingdom, Switzerland and various other states and foreign jurisdictions. Our major tax jurisdictions are Switzerland, United States, United Kingdom, Russia, Romania and Poland.

        Income tax expense consisted of the following:

	For the years ended March 31,
	2017	2016	2015
Current income tax expense	$(11,260)	$(12,670)	$(10,995)
Deferred tax benefit	3,395	562	1,167

Total income tax expense	$(7,865)	$(12,108)	$(9,828)

        The reconciliation between the income tax expenses reported in the accompanying consolidated financial statements and income before taxes applicable to the Group's income is provided below:

	Years ended March 31,
	2017	2016	2015
Computed expected tax at different tax rates of subsidiaries	$(10,596)	$(10,533)	$(7,955)
Tax effect of non-deductible expenses and non-taxable income at applicable tax rates	336	(446)	(674)
Accrued tax claims	(70)	(353)	(100)
Excess tax benefit on SOP	1,411	—	—
Exchange difference	484	(102)	(519)
Tax loss carry-forwards	(85)	(674)	(748)
Benefit from a change in tax position	655	—	168

	$(7,865)	$(12,108)	$(9,828)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

15. Income taxes (Continued)

        The following table summarizes major components of the Group's deferred tax assets and liabilities:

	For the years ended March 31,
	2017	2016
Deferred tax assets
Accrued operating (and interest) expenses	$2,377	$1,727
Net operating loss / Tax loss carry forward	4,642	404
Contingent consideration	1,792	1,581
Accrued expense for stock-based compensation	781	—
Other	500	332

Total deferred tax assets	$10,092	$4,044
Valuation allowance	(1,724)	(395)

Total deferred tax assets after valuation allowance	$8,368	$3,649

Deferred tax liabilities
Accounts receivable and revenue accruals	(766)	(353)
Inventory and deferred cost of revenue	(523)	(76)
Property and equipment	(2,116)	(2,081)
Intangible assets	(18,447)	(3,476)

Total deferred tax liabilities	$(21,852)	$(5,986)

Net deferred tax asset, non-current	3,423	3,174
Net deferred tax liability, non-current	(16,907)	(5,511)

Net deferred tax liabilities	$(13,484)	$(2,337)

        For financial reporting purposes, a valuation allowance was recorded to reflect management's best estimate of the realization of deferred tax assets related to net operating loss carry-forwards of certain lossmaking subsidiaries of the Group. Valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the foreseeable future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and tax planning strategies.

        At March 31, 2017 the Group had net operating loss carryforwards of $20,151. Majority of those losses were incurred in Sweden, United States, Germany, United Kingdom and Canada. Group's net operating loss carryforwards are not going to expire in the foreseeable future. Tax benefit related to recognition of net operating losses was $1,807 for the year ended March 31, 2017.

        Undistributed earnings of foreign subsidiaries that are indefinitely reinvested were $15,736 and $11,496 as of March 31, 2017 and 2016, respectively. The Group has not recognized deferred tax liability for temporary differences related to investments in foreign Subsidiaries of the Group that are essentially permanent in duration. If such earnings and other basis differences in our investment in foreign Subsidiaries were to be repatriated in the future, they would be subject to various income taxes and applicable withholding taxes.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

15. Income taxes (Continued)

        The amount of the unrecognized deferred tax liability related to such investments in foreign Subsidiaries that are indefinitely reinvested were $804 and $605 as of March 31, 2017 and 2016, respectively.

        The subsidiary in Poland conducts a part of its operational activities in the territory of Krakow special economic zone ("SEZ") under the permit, which entitles the Group to use a tax incentive. The Group's profit generated from operations in the SEZ is tax exempt within the amount of tax credit calculated based on eligible investments. Since the amount of the relevant tax credit currently exceeds the amount of tax payable with respect to profits earned in the SEZ, the Group pays no income tax in relation to its operations in the SEZ. The amount of tax benefit received through the utilization of investment tax credit was $581 for the year ended March 31, 2017 and $598 for the year ended March 31, 2016.

        Income before income tax is attributed to the geographic locations as follows:

	For the years ended March 31,
	2017	2016	2015
Domestic*	$(3,248)	$(9,996)	$(6,659)
Foreign	73,751	92,355	79,636

Total income before tax expense	$70,503	$82,359	$72,977

*
Due to change of tax residence of the Group's holding company, the domestic jurisdiction was (i) the UK during the period of May 12, 2014—March 31, 2017, and (ii) Cyprus during the period of February 21, 2012—May 11, 2014.

Uncertain tax positions

        The Group's policy is to recognize interest and penalties related to uncertain tax positions as a component of its provision for income taxes. There was no accrued interest and penalties resulting from such unrecognized tax benefits at March 31, 2017 and March 31, 2016. The aggregate changes in the balance of unrecognized tax benefits were as follows:

	For the year ended March 31, 2017	For the year ended March 31, 2016
Balance, beginning of the year	$353	$—
Increases related to prior year tax positions	55	353

Balance, end of year	$408	$353

        The total amount of unrecognized tax benefits of $408 as of March 31, 2017 and $353 as of March 31, 2016, if recognized would affect Group's effective tax rate for the respective years. It is reasonably possible that $353 of unrecognized tax benefits may significantly increase or decrease within 12 months, subject to finalization of administrative proceedings with IRS related to 2009-2011 tax audit.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

15. Income taxes (Continued)

        Group's operations in major tax jurisdictions are subject to examination for tax years 2011 through 2017, some of which are currently under audit by local tax authorities. The IRS completed its examination through our 2009-2011 tax years. All issues have been concluded except for one issue related to application of R&D tax credits, which is being resolved. The IRS is currently examining our 2012 through 2014 tax returns.

16. Commitments and contingencies

        The Group leases office space from third parties, total rent expense incurred under operating leases is the following:

For the Years ended March 31,
2017	2016	2015
$22,051	$23,690	$21,565

        Minimal lease payments under non-cancellable operating lease contracts are expected to be as follows:

Minimal lease payments
For the year ended March 31, 2018	$22,395
For the year ended March 31, 2019	17,214
For the year ended March 31, 2020	9,942
For the year ended March 31, 2021	7,952
For the year ended March 31, 2022	2,506

Total	$60,009

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

16. Commitments and contingencies (Continued)

        Exchange Rate—Although the Company's reporting currency is the U.S. dollar, the Group's sales are largely denominated in U.S. dollars and euros, and, to a lesser extent, in British pounds and Russian rubles, whereas the Group's expenses are largely denominated in U.S. dollars, Russian rubles, Polish zloty, British pounds and Romanian leu. As a result, currency fluctuations, and especially the appreciation of the Russian ruble relative to the U.S. dollar and the depreciation of the euro relative to U.S. dollar, affect the Company's results of operations.

        During year ended March 31, 2017, USD appreciated against Euro by 5.9% and was on average 0.7% higher than during year ended March 31, 2016. British pound and Russian ruble were on average 15.7% higher and 1.5% lower, respectively, than during year ended March 31, 2016.

Taxation

        The tax legislation and practice in some jurisdictions in which the Group operates is unpredictable and give a rise to significant uncertainties. In particular, the tax, currency and customs legislation in Central and Eastern European (CEE) jurisdictions are subject to varying interpretations and changes, which can occur frequently. Tax laws in these jurisdictions have been in force for a relatively short period of time as compared to tax laws in more developed market economies, and tax authorities are often somewhat less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods. It is possible that tax positions that have not been challenged by tax authorities in the past may be contested. Significant developments in transfer pricing rules, introduction of controlled foreign corporation legislation and other recent changes in tax laws bring additional uncertainty to the Group's tax affairs.

        As of March 31, 2017, management believes that its interpretation of the relevant legislation is appropriate and that the Group's tax positions will be sustained. However, due to the above reasons, it is at least reasonably possible that relevant governmental authorities in CEE countries may attempt to assess additional income and non-income taxes, against the Group or certain of its Subsidiaries. It is not practicable to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Management will vigorously defend its positions if such claims are raised.

        The Group's operations and financial position will continue to be affected by CEE countries' application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect could have a severe impact on the Group's operations and its financial position.

Accrued Warranty and Indemnification

        The Group offers a basic labor warranty on its services. The basic warranty period for hardware products is typically one year from the date of acceptance of works by the customer. The Group provides currently for the estimated cost that may be incurred under its basic limited warranties at the time related revenue is recognized. Factors considered in determining appropriate accruals for product warranty obligations include the nature of services provided, historical and projected warranty claim rates, historical and projected cost-per-claim and knowledge of specific product failures that are outside of the Group's typical experience. The Group assesses the adequacy of its pre-existing warranty

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

16. Commitments and contingencies (Continued)

liabilities and adjusts the amounts as necessary based on actual experience and changes in future estimates.

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

17. Segment information

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

Geographic area information

        Revenues by geographical location are as follows, based on the location of the customers:

	For the years ended March 31,
	2017	2016	2015
USA	$261,443	$202,855	$204,541
UK	213,547	223,566	159,866
Germany	115,301	86,332	64,723
Russia	36,905	32,748	36,022
Switzerland	34,833	23,489	10,800
Poland	30,940	17,009	7,870
Romania	21,403	14,381	3,431
Singapore	4,889	10,154	15,216
Rest of Europe	36,148	17,554	10,808
Other	30,152	22,664	7,271

Total revenues by geographical location	$785,561	$650,752	$520,548

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

17. Segment information (Continued)

        Geographical information about the Group's long-lived assets is based on locations where the assets are accumulated:

	As of March 31,
	2017	2016
USA	$132,510	$30,954
Romania	29,930	31,982
Sweden	26,083	—
UK	14,238	15,516
Switzerland	20,425	12,009
Russia	10,030	9,653
Poland	8,465	8,236
Ukraine	6,993	7,419
Luxembourg	3,152	4,765
Germany	5,873	3,494
Other	3,049	3,349

Total	$260,748	$127,377

Client Information

        Revenues from the transactions with external customers with individual turnover over 10% and over 5% of total revenues are the following:

	For the years ended March 31,
	2017	2016	2015
Revenues over 10% of total revenues	$340,538	$340,189	$293,761
Revenues over 5% of the total revenues	$388,863	$387,114	$333,404

18. Share-based compensation

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

        All instruments granted within the Plan by the Company are accounted for as equity instruments. The compensation expense is recognized over the requisite service period which coincides with the vesting period.

        Upon exercise of the instruments, the participants receive a certain number of the Company's shares. For tax residents of the USA, the UK Switzerland or Germany personal income tax arising from exercise of the instruments in accordance with the tax legislation of the country of the participant's tax residence is withheld by the Company in form of treasury shares.

        The amount of expenses for years ended March 31, 2017, 2016 and 2015 included in the accompanying statements of comprehensive income was as follows:

	2017	2016	2015
SOP II	$—	$—	$816
SOP III including:
Management program	18,481	11,587	3,038
CEO remuneration	8,702	4,970	742
Top Management bonus in the form of shares	1,801	1,188	1,187

Total	$28,984	$17,745	$5,783

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

18. Share-based compensation (Continued)

        The RSUs are subject to service conditions and are vesting in annual increments over a five-year period as follows:

RSUs
March 31, 2015	32,851
March 31, 2016	32,851
March 31, 2017	32,851
March 31, 2018	32,851
March 31, 2019	32,853

164,257

        The first and the second tranches were vested and exercised as of March 31, 2017. The third tranche was pending approval of the Company's Board of Directors which took place in May 2017. The following schedule presents the information about the RSUs outstanding as of March 31, 2017 and March 31, 2016:

	As of March 31,
	2017	2016
The number of RSUs outstanding, units	65,704	98,555
The weighted-average remaining contractual term, days	548	730
The intrinsic value of the RSUs outstanding, in thousands of the U.S. dollars	$4,110	$5,423

        The intrinsic value of the RSUs exercised during financial years 2017 and 2016 was $2,055 and $1,808 respectively.

        As of March 31, 2017, the total compensation cost related to non-vested RSUs not yet recognized was $2,376.

        Additionally, based on the results of the fiscal year ended March 31, 2017, the Board of Directors approved bonus in amount of $613 in form of shares, which resulted in issuance of 9,130 shares. This expense was included in the total expense on Top Management bonus in the form of shares.

CEO remuneration

        In accordance with the program approved on November 14, 2014, 328,513 RSUs were granted to the CEO of the Company. The RSUs are subject to vesting in annual increments over a five-year period. The program does not provide for an automatic exercise of the vested RSUs and requires a submission of an exercise notice.

        On November 10, 2015, additional 328,513 RSUs, subject to service and market conditions, were granted to the CEO. The RSUs will vest on August 12, 2019, subject to continued employment and certain level of average market capitalization of the Company during the last 6 months prior to the vesting date.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

18. Share-based compensation (Continued)

        The grant-date share prices in U.S. dollars for the two grants were as follows:

	Dec 16, 2014 grant	Nov 10, 2015 grant
Grant-date share price	36.21	70.3

        The RSUs have no exercise price. The vesting schedule for both grants is presented below:

RSUs
August 12, 2015	65,702
August 12, 2016	65,702
August 12, 2017	65,702
August 12, 2018	65,702
August 12, 2019	394,218

657,026

        As of March 31, 2017, the first and the second tranches were vested, but not exercised. The following schedule presents the information about the RSUs outstanding as of March 31, 2017 and 2016:

	As of March 31,
	2017	2016
The number of RSUs outstanding, units	657,026	657,026
The weighted-average remaining contractual term, days	727	986
The intrinsic value of the RSUs outstanding, in thousands of the U.S. dollars	$41,097	$36,156

        As of March 31, 2017, the total compensation cost related to non-vested instruments not yet recognized was $20,576.

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

18. Share-based compensation (Continued)

        The SOP III provides for the grant of SARs, RSUs and PSA to the current and prospective employees and consultants of the Group. The following table presents the vesting schedule of the instruments granted:

	PSAs	SARs	RSUs
January 1, 2016	264,690	91,652	147,131
January 1, 2017	356,612	134,339	211,337
January 1, 2018	356,612	139,275	225,471
January 1, 2019	463,672	195,515	285,189

	1,441,586	560,781	869,128

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

        The fair value of SARs and PSAs was measured using Longstaff—Schwartz model. Valuation of SARs and PSAs was made using the following assumptions:

Risk free interest rate	2%
Expected dividend yield	0%
Attrition rate	3%
Volatility factor	40%

Grant date	Grant-date share price, $
Dec 16, 2014	36.21
May 12, 2015	52.80
Jan 1, 2016	71.36
Feb 11, 2016	55.64
Apr 1, 2016	56.46
June 27, 2016	52.66
Nov 10, 2016	48.85

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

18. Share-based compensation (Continued)

        The following table reconciles the quantity of restricted stock units, stock appreciation rights and performance share awards as of March 31, 2016, to the quantity as of March 31, 2017:

	Restricted stock units	Stock Appreciation Rights	Performance Share Awards
Outstanding as of March 31, 2016	524,302	314,217	1,038,409

Granted during the period	210,609	127,195	157,272
Exercised during the period	(230,115)	(34,144)	(196,001)
Cancelled during the period	(1,433)	—	—
Forfeited during the period	(31,293)	(55,945)	(60,522)

Outstanding as of March 31, 2017	472,070	351,323	939,158

        During the year ended March 31, 2017, the Company granted additional 102,181 shares as an incentive to its employees. Of those granted, 35,769 shares vested and were exercised during the year and 66,412 are expected to vest and be exercised during the year ending March 31, 2018.

        The following table summarizes information about restricted stock units, stock appreciation rights and performance share awards for the period from March 31, 2016, to March 31, 2017:

	Restricted stock units		Stock Appreciation Rights		Performance Share Awards
	Quantity	Weighted Average grant-date fair value, $	Quantity	Weighted Average grant-date fair value, $	Quantity	Weighted Average grant-date fair value, $
Non-vested as of March 31, 2016	524,302	37.30	280,394	4.55	1,009,887	5.29

Granted during the period	210,609	51.56	127,195	2.30	157,272	4.41
Vested during the period	(241,046)	41.05	(134,339)	5.39	(356,612)	6.42
Cancelled during the period	(1,433)	55.64	—	—	—	—
Forfeited during the period	(31,293)	36.21	(55,945)	4.76	(60,522)	5.27

Non-vested as of March 31, 2017	461,139	41.87	217,305	2.66	750,025	4.57

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

18. Share-based compensation (Continued)

        The schedule below summarizes the information about restricted stock units, stock appreciation rights and performance share awards outstanding and exercisable as of March 31, 2017:

	Restricted stock units	Stock Appreciation Right	Performance Share Award
Outstanding as of March 31, 2017
Number of instruments	461,139	217,305	750,025
Intrinsic value, in thousands of the U.S. dollars	$32,129	$4,388	$15,093
Weighted-average remaining contractual term, days	477	489	482
Vested and exercisable as of March 31, 2017
Number of instruments	—	97,304	169,147
Intrinsic value, in thousands of the U.S. dollars	$—	$2,035	$4,107

        No instruments were exercised during financial years 2015. The following table summarizes information about the intrinsic value of Company's restricted stock units, stock appreciation rights and performance share awards exercised during 2016 and 2017:

	2017	2016
Total intrinsic value of RSUs exercised	$32,129	$10,376
Total intrinsic value of SARs exercised	$4,388	$2,211
Total intrinsic value of PSAs exercised	$15,093	$9,291

        The total compensation cost related to non-vested awards not yet recognized is $41,905 at March 31, 2017.

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

        The following table sets forth the computation of basic and diluted earnings per share:

	Years ended March 31,
	2017		2016		2015
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands U.S. dollars, except share amounts and EPS)
Basic EPS
Numerator
Net income attributable to the Group	$40,346	$22,292	$42,976	$27,275	$24,963	$38,186

Denominator
Weighted average number of ordinary shares	21,436,667	11,844,104	20,156,818	12,792,989	12,962,222	19,828,489
Basic EPS

Net income attributable to the Group	$1.88	$1.88	$2.13	$2.13	$1.93	$1.93

Net income attributable to the Group	40,346	22,292	42,976	27,275	24,963	38,186
Reallocation of net income as a result of conversion of Class B to Class A ordinary shares	22,292	—	27,275	—	38,186	—

Net income attributable to the Group	$62,638	$22,292	$70,251	$27,275	$63,149	$38,186

Denominator
Conversion of Class B to Class A shares	11,844,104	—	12,792,989	—	19,828,489	—
Stock option plans	719,903	719,903	1,138,407	1,138,407	321,042	321,042

Diluted weighted average number of ordinary shares outstanding	34,000,674	12,564,007	34,088,214	13,931,396	33,111,753	20,149,531

Diluted net income attributable to the Group per share	$1.84	$1.77	$2.06	$1.96	$1.91	$1.90

20. Employee Benefit Plans

        Luxoft Global Operations GmbH maintains a mandatory defined benefit pension plan in accordance with the legislation of Switzerland, which obliges all Swiss employers to provide a minimum

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

20. Employee Benefit Plans (Continued)

pension plan for their employees. According to the plan, contributions are defined by the plan regulations and cannot be decreased without amending the plan regulations. In pension funds the employer has to pay at least as much as the employees. Swiss pension funds are legally independent from the employer. Funding is granted there by means of defined savings contributions on individual retirement assets implementing a guaranteed interest rate (1.75% for 2015, 1.25% for 2016 and 1.00% for 2017) and a fixed conversion rate (6.8%) for old age pensions of the retirement asset.

        The Group accounts for its defined benefit pension plan in accordance with ASC Subtopic 715-30, Defined Benefit Plans—Pension. Benefits under this plan are based on the employees' years of service and compensation.

        The present value of the Projected Benefit Obligation (PBO) is determined using the projected unit method. The following inputs were used in benefit calculations:

	Years ended March 31,
	2017	2016
Discount rate at April 1, 2016 and 2015	0.5%	0.9%
Expected rate of return on plan assets at April 1, 2016 and 2015	2.5%	3.0%
Discount rate at March 31, 2017 and 2016	0.6%	0.5%
Expected rate of return on plan assets at March 31, 2017 and 2016	2.5%	2.5%
Future salary increases	1.0%	1.5%
Future pension increases	0.0%	0.0%
Expected average remaining working lives in years	11	11

        Mortality and disability rates used were in accordance with the mortality tables "BVG 2015" (generation tables) published in December 2015.

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

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

20. Employee Benefit Plans (Continued)

        The change in the projected benefit obligations for the years ended March 31, 2017 and 2016 is as following:

	For the years ended March 31,
	2017	2016
Balance at the beginning of period	$1,989	$603
Interest cost	9	11
Current service cost	458	398
Prior service costs	—	(50)
Contributions by plan participants	(742)	699
Actuarial loss on obligation	(619)	287
Foreign currency exchange rate changes	(54)	41

Balance at the end of period	$1,041	$1,989

        The fair value of pension plan's investments is presented below. The inputs and valuation techniques used to measure the fair value of these assets are discussed in Note 2 and have been applied consistently.

	For the years ended March 31,
	2017	2016
Balance at the beginning of period	$1,199	$274
Actual return on plan assets	(50)	(26)
Contribution paid	251	233
Benefits (paid)/deposited	(742)	699
Foreign currency exchange rate changes	(33)	19

Balance at the end of period	$625	$1,199

        The funded status of the plan and the amounts recognized in the statement of financial position as of March 31, 2017 and 2016, respectively, are as follows:

	As of March 31,
	2017	2016
Benefit obligations	$1,041	$1,989
Fair value of plan assets	625	1,199

Underfunded	$416	$790

        At March 31, 2017 and 2016, the plan liabilities in amounts of $416 and $790, respectively, were recognized within other non-current liabilities.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

(In thousands of U.S. dollars, except share amounts)

20. Employee Benefit Plans (Continued)

        For the years ended March 31, 2017, 2016 and 2015, the Group recognized $483, $413 and $99 respectively, of net periodic pension cost within selling, general and administrative expenses and $583, $378 and nil, respectively, of unrecognized actuarial loss in accumulated other comprehensive loss.

        In 2018 financial year, the Group estimates to amortize $5 of prior service cost and $43 of net actuarial loss from accumulated other comprehensive income into pension cost.

21. Subsequent events

        On April 3, 2017, the Group made the final payment to former Radius shareholders in accordance with the amended SPA in the amount of $10,922.