Form 20-F
period 2018-03-31
Luxoft Holding, Inc
filed 2018-07-23
CIK 1538375

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2018
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 31, 2018: 22,884,525 Class A ordinary shares with no par value and 11,117,582 ordinary shares with no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
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

Large accelerated filer☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
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
Special Note Regarding Forward-Looking Statements
In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "could," "seek," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "will," "would," "expect," "predict," "project," "potential" or the negative of these terms or other similar expressions that convey uncertainty of future events. These statements may be found in the sections of this annual report on Form 20-F (the "annual report") titled "ITEM 3. Key Information—Risk Factors," "ITEM 4. Information About Luxoft," "ITEM 5. Operating and Financial Review and Prospects," "ITEM 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations," "ITEM 11. Quantitative and Qualitative Disclosures About Market Risk" and elsewhere in this annual report, including the section of this annual report entitled "ITEM 4. Information about Luxoft—Business Overview—Overview" and "ITEM 4. Information about Luxoft—Business Overview—Industry Background," which contain information obtained from independent industry sources. These statements include, but are not limited to, statements regarding:

•	the persistence and intensification of competition in the information technology ("IT") industry;

•
the future growth of spending in IT services outsourcing generally and in each of our lines of business, application outsourcing and custom application development and offshore research and development services;

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

•	seasonal trends and the budget and work cycles of our clients;

•	the levels of our concentration of revenues by line of business, by geography, by client and by type of contract in the future;

•	the expected timing of the increase in our corporate tax rate;

•	our expectations with respect to the proportion of our fixed price contracts;

•	our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision;

•	the demands we expect our rapid growth to place on our management and infrastructure;

•	the sufficiency of our current cash, cash flow from operations and lines of credit to meet our anticipated cash needs;

•	the high proportion of our cost of services comprised of personnel salaries;

•	IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and

•	our continued financial relationship with IBS Group Holding Limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment.

i

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
The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with "ITEM 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included elsewhere in this annual report. We have derived the consolidated statements of income data for the years ended March 31, 2018, 2017, and 2016 and the consolidated balance sheet data as of March 31, 2018 and 2017 from our audited consolidated financial statements included in "ITEM 18. Financial Statements," which have been prepared in accordance with generally accepted accounting principles in the United States. We have derived the consolidated statements of income data for the years ended March 31, 2015 and 2014 and the consolidated balance sheet data as of March 31, 2016, 2015, and 2014 from our audited consolidated financial statements, which are not included in this annual report. Historical results are not indicative of the results to be expected in the future.

	For the years ended March 31,
	2018	2017	2016	2015	2014

	(in thousands of U.S. dollars, except share and per share amounts)
Consolidated statements of income:
Sales of services	$906,766	$785,561	$650,752	$520,548	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	567,874	474,980	379,331	293,960	229,537
Selling, general and administrative expenses	241,239	213,723	171,707	128,952	95,946
Depreciation and amortization	42,673	34,847	23,814	16,834	12,944
(Gain)/ Loss from revaluation of contingent liability	(13,340)	(12,021)	(3,680)	1,166	922
Impairment loss	8,241	5,287	—	—	—
Operating income	60,079	68,745	79,580	79,636	58,982
Other income and expenses
Interest income/(loss), net	173	(81)	121	(543)	(1,508)
Unwinding of discount for contingent liability	(1,215)	(1,990)	(1,169)	—	—
Other gain, net	2,773	5,119	3,947	1,430	557
Gain (loss) from derivative financial instruments	(1,791)	1,314	261	1,321	(1,134)
Net foreign exchange gain/(loss)	2,767	(2,604)	(381)	(8,867)	(961)
Income before income taxes	62,786	70,503	82,359	72,977	55,936
Income tax expense	(5,773)	(7,865)	(12,108)	(9,828)	(4,706)
Income from continuing operations	57,013	62,638	70,251	63,149	51,230
Income/(loss) from discontinued operations	—	—	—	—	—
Net income	$57,013	$62,638	$70,251	$63,149	$51,230
Net income attributable to the non-controlling interest	—	—	—	—	—
Net income attributable to the Group	$57,013	$62,638	$70,251	$63,149	$51,230
Actual net income per ordinary share and pro forma per Class A and Class B ordinary shares(1):
Basic	$1.69	$1.88	$2.13	$1.93	$1.59
Diluted	$1.66	$1.84	$2.06	$1.91	$1.59
Actual weighted average number of Class A and Class B ordinary shares
Basic	33,703,069	33,280,771	32,949,807	32,790,711	32,129,355
Diluted	34,247,805	34,000,674	34,088,214	33,111,753	32,242,488
Dividends declared per share	$—	$—	$—	$—	$—

	As of March 31,
	2018	2017	2016	2015	2014

	(in thousands)
Consolidated balance sheets
Cash and cash equivalents	$104,357	$109,558	$108,545	$45,593	$37,503
Work-in-progress	3,734	2,805	1,595	1,449	4,720
Working capital(2)	230,693	177,812	195,005	125,958	65,682
Total assets	603,820	547,207	394,542	306,569	217,697
Total borrowings(3)	1,122	1,055	817	1,401	20,582
Total liabilities	133,871	160,389	92,809	88,445	68,080
Total equity	$469,949	$386,818	$301,733	$218,124	$149,617
______________________________________

(1)
See note 19 to our annual consolidated financial statements included elsewhere in this annual report for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)	Working capital is defined as total current assets minus total current liabilities.

(3)	Includes short-term and long-term borrowings, loans from related parties and capital lease obligations.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
We are dependent on our key clients for a significant portion of our sales of services. Our largest clients, Deutsche Bank and UBS, together accounted for 52.3%, 43.3% and 34.7% of our sales of services in the fiscal years ended March 31, 2016, 2017 and 2018, respectively. In the aggregate, our ten largest clients accounted for 73.7%, 66.0% and 57.6% of our sales of services in the fiscal years ended March 31, 2016, 2017 and 2018, respectively.
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

Our reliance on any individual client may give that client a certain degree of pricing leverage against us as we negotiate contracts and terms of service. In addition, a number of other factors outside our control could cause the loss of or reduction in business or sales of services from any client. These factors may include, among others, a client's corporate restructuring or insolvency, pricing pressure or changes to its outsourcing strategy and budget. A client may decide to reduce spending on technology services or sourcing from us, or shift such spending to one of our competitors, due to a challenging economic environment, a change of strategy in outsourcing services or other internal or external factors relating to its business. Furthermore, we may become further dependent on our key customers in case of global consolidation processes.
Due to the nature of our business, our operations are, to a large extent, based on the clients’ trust. The implementation of an IT system, which has critical importance for the client’s business, usually results in signing a long-term agreement with the system user. The quality of solutions and services provided to such clients determines their confidence in us. The implementation of contracts with key clients may heavily impact the level of sales revenues generated by us in the coming years. Loss of a major client or deterioration in the financial terms for provision of services to a major client would have a significant adverse impact on the operations, financial position, financial results and prospective development of our business.
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
A significant decline in the economies of the countries where our clients are exposed could have a material adverse effect on our business.  If we are unable to anticipate changing economic and other conditions affecting the markets in which we operate, we may be unable to plan effectively for or respond to those changes, and our results of operations could be materially adversely affected. In the European Union, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. The large sovereign debts and/or fiscal deficits of a number of European countries and the United States have raised concerns regarding the financial condition of financial institutions, insurers and other corporations, located in these countries, that have direct or indirect exposure to these countries; and/or whose banks, counterparties, custodians, clients, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries. A resurgence of the sovereign debt crisis in Europe or, on a lesser scale, a default, or a significant decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the businesses and economic condition and prospects of our clients (some of the largest of which are European banks), counterparties, suppliers or creditors, directly or indirectly, in ways difficult to predict. The impact of these conditions could be detrimental to us and could materially adversely affect our business, operations and profitability.
Rapid growth may strain our limited resources, and a failure to manage this growth could have a material adverse effect on the quality of our services and client support.
We intend to continue our expansion for the foreseeable future and pursue available opportunities. Our sales of services grew from $398.3 million in the fiscal year ended March 31, 2014 to $906.8 million for the fiscal year ended March 31, 2018. As of March 31, 2018 we had 12,898 personnel, as compared to 12,766 personnel as of March 31, 2017. Our rapid growth has placed, and we expect it to continue to place, significant demands on our management and our administrative, operational and financial infrastructure. In addition, in fiscal year ended March 31, 2015, we implemented our Global Upgrade Program, which aimed at increasing the share of our operations in the EU, the UK, Asia Pacific and North America. The Global Upgrade Program has resulted in our expansion in Central and Eastern Europe and has facilitated our expansion into new markets. Continued expansion increases the challenges we face in offering our services in the following areas:

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
We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the fiscal year ended March 31, 2018, we derived 56.7%, 17.5% and 25.8% of our sales of services from clients operating in our financial services, automotive and transport, and digital enterprise lines of business, respectively. Our business and growth depend to a large extent on continued demand for our services from clients and potential clients in these industries. Demand for our services and products in general, as well as in any industry specifically, could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications and software development services generally, or consolidation within the industry. Clients in these affected industries could terminate their contracts with us, generally by giving between 30 days and six months' notice, or choose not to renew their contracts with us. In addition, serving a major client within a particular industry may restrict our ability to enter into engagements with competitors of that client, and certain of our client contracts prohibit certain of our employees from working on engagements with our clients' competitors. As businesses within these industries, in particular, the financial services industry, continue to limit the number of vendors from whom they buy products and services, we may face challenges in gaining new clients or keeping the existing clients. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant sales of services in the future, may have a material adverse effect on our results of operations.
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
The IT industry in general, and the software development market in particular, is highly competitive, and we expect competition not only to persist but also to continue to intensify. We believe that the principal competitive factors in our markets are the quality of the services offered, breadth and depth of service offerings, reputation and track record, industry expertise, effective personnel recruiting, training and retention, marketing and sales skills, scalability of infrastructure, and ability to address clients' timing requirements and price.
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
Our computer and data networks may be vulnerable to security risks that could disrupt our services and cause us to incur losses or liabilities that could adversely affect our business.
As a multinational service provider with customers in a broad range of industries, we believe that an appropriate information technology infrastructure is important in order to support our daily operations and the growth of our business. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. In a number of public networks, hackers have bypassed firewalls and misappropriated confidential information, including personally identifiable information, for various reasons, including political, economic and commercial gain.
Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, worms, malicious applications and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate our proprietary information or cause interruptions or malfunctions in our operations. We also have access to sensitive customer information in the ordinary course of business. It is possible that, despite existing safeguards, an employee could misappropriate our clients' proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Such data networks are vulnerable to attacks, unauthorized access and disruptions.
We implement from time to time new technologies and solutions to assist in the prevention of potential and attempted cyber-attacks, as well protective measures and contingency plans in the event of an existing attack. Additionally, we analyze the risks we face on an ongoing basis and, accordingly, strengthen our information technology infrastructure, update our policies and conduct training for our employees to enhance our ability to prevent and respond to such risks. However, we can provide no assurance that our current IT system or any updates or upgrades thereto, or the current or future IT systems of our business partners, are fully protected against third-party intrusions, viruses, hacker attacks or other similar threats. We expect to experience actual or attempted cyber-attacks of our IT networks. We cannot guarantee that any such incidents will not have such a material impact on our operations in the future. Actual or perceived concerns that our systems or the systems of our business partners may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. There is also no assurance that we will be insulated from criminal or civil enforcement actions or private claims relating to cyber-attacks or that we will withstand legal challenges in relation to our agreements with third parties. Legislative or regulatory action in these areas is evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes.  Finally, if a significant data breach occurred, our reputation could be materially and adversely affected, and confidence among our customers may be diminished.
These risks will increase as we continue to grow our cloud-based offerings and services, store and process increasingly large amounts of customer data and host or manage parts of our customers’ businesses, especially in industries involving particularly sensitive data such as the financial services industry. Losses or liabilities that are incurred as a result of any of the foregoing could adversely affect our business and reputation, thus adversely affecting our results of operations and the value of an investment in our ordinary shares.
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
Changes in the European regulatory environment regarding privacy and data protection regulations could expose us to risks of noncompliance and costs associated with compliance.

On April 14, 2016 the European Parliament approved the General Data Protection Regulation (GDPR), which came into effect on May 25, 2018. The GDPR is directly applicable in every EU member state, without the necessity of national implementation laws. The new regulation replaces the Data Protection Directive 95/46/EC and is designed to harmonize data privacy laws across the European Union and to reshape the way organizations across the region approach data privacy. The GDPR have a significant impact on how businesses can collect and process the personal data of individuals in the European Economic Area. The regulation contains many key changes, such as: stronger enforcement, increased accountability, new approach to consent and data transfer, new privacy rights, data breach regulation, data protection officer appointment, data processing agreements, and privacy impact assessment.

The Company has been undertaking measures to comply with the GDPR. The costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to us may limit the use and adoption of our products and solutions, alter the way we conduct business and/or could otherwise have a material adverse impact on our results of operations. We may be unsuccessful in establishing legitimate means of transferring data from the European Economic Area, we may experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our services due to the potential risk exposure to such customers as a result of the implementation of GDPR, and we and our customers are at risk of enforcement actions taken by the European Union data protection authority until such point in time that we ensure that all data transfers to us from the European Economic Area are legitimized. We may find it necessary to establish systems to maintain EU-origin data in the European Economic Area, which may involve substantial expense and distraction from other aspects of our business. Further, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to us, may limit the use and adoption of our products and solutions and could have a material adverse impact on our results of operations.
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
Furthermore, the cost of work is increasing. Salaries account for a significant share of each project implementation costs. Our operations and development outlook depend to a large extent on the knowledge, experience and professional qualifications of the employees who implement the IT projects. Because we mainly rely on highly skilled professionals, any increase in salaries may negatively affect the margins achieved on our projects, and consequently have an unfavorable impact on our financial results. The significant market demand for IT specialists and competitors’ activities may induce our qualified personnel to leave our organization and make it quite difficult to recruit new employees with suitable knowledge, experience and professional qualifications.
Attrition rates among our employees were 10.3%, 12.7% and 17.8% for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. We define "attrition" as the total number of personnel with more than six months of work experience in the Company, who have left the Company during the reporting period, divided by the total number of personnel at the end of the reporting period, net of employees who have left on the last day of the period. Although we believe that our competitors calculate attrition based on the same principles, their methodology may differ from ours. We may encounter higher attrition rates in the future. A significant increase in the attrition rate among professionals with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. The competition for highly-skilled professionals may require us to increase salaries, and we may be unable to pass on all these increased costs to our clients. These factors may have a material adverse effect on our profitability and results of operations.
Wage inflation in countries where our delivery centers are located may adversely affect our financial condition and results of operations.
We operate delivery centers in Russia, Ukraine, Romania, Poland, Bulgaria, India, and Vietnam where wage costs have historically been significantly lower than wage costs in the United States and Western Europe for comparably skilled professionals. Wages are our most significant operating expense, and wage increases in these countries may prevent us from sustaining this competitive advantage internationally and may negatively affect our profitability. Russia and Ukraine use inflation as measured by the consumer price index, as a proxy for wage inflation in official statistics. However, we believe that wage inflation rates for the IT industry can be significantly higher than overall wage inflation rates within each of these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially adversely affect our financial condition and results of operations.
Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.
We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the fiscal year ended March 31, 2018, 54.9% of our sales were denominated in U.S. dollars, 26.5% were denominated in euros, 9.5% of our expenses were denominated in Polish zloty and 10.9% in Russian rubles. As a result, weakening of the euro against U.S. dollar, as well as strengthening of the Russian ruble and Polish zloty relative to the U.S. dollar, are significant short-term risks to our financial performance. The Russian ruble-to-U.S. dollar and euro-to-U.S. dollar exchange rates have been volatile in the past few years largely as a result of instability of the global financial markets. Any further significant fluctuations in currency exchange rates may have a material impact on our business.
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
In a referendum held on June 23, 2016, the people of the United Kingdom voted in favor of the United Kingdom withdrawing from the European Union ("Brexit") and on March 29, 2017, the United Kingdom formally notified the European Union of its intention to withdraw from the European Union. While the United Kingdom and the European Union are expected to reach an agreement by 2019, political changes in the UK following the “Brexit” referendum, including recent attempts by certain members of the UK Parliament to expand their influence over the “Brexit” process in case the United Kingdom fails to come to an agreement with the European Union, along with other factors, leave it unclear when exactly the United Kingdom will exit and on what terms. The impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Because this is an unprecedented event, it is unclear what long-term economic, financial, trade and legal implications the withdrawal of the UK from the EU would have and how such withdrawal would affect the regulation applicable to our business globally and specifically in the region.
We have two UK subsidiaries and a holding company of the group, which is an UK tax resident, together employing approximately 325 people, and have operations across the European Union. As a result, we face risks associated with the political and economic uncertainty and consequences that have flowed, and may continue to flow, from Brexit.
The announcement of Brexit has caused significant volatility in global financial markets and currency exchange rate fluctuations that have resulted in the strengthening of the U.S. dollar against the British pound and the euro. The uncertainty in the financial markets created by Brexit may cause our clients to closely monitor their costs and reduce their spending budget on our services. In addition, the strengthening of the U.S. dollar relative to the British pound and the euro may adversely affect our results of operations in a number of ways, including:

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
In addition, because a significant portion of the regulatory framework in the United Kingdom is derived from European Union directives and regulations, Brexit could materially change the regulatory regime applicable to our operations and our clients' operations as the United Kingdom determines which European Union directives and regulations to replace or replicate. In particular, the European Union has implemented various regulations relating to the financial services industry that apply to all member states. Because we generate a significant portion of our sales from clients in the financial services industry, any decision by the United Kingdom to adopt different or conflicting laws could negatively affect our clients' businesses, which in turn could adversely impact our financial condition and results of operations.
Although the long-term effects of Brexit will depend on any agreements the United Kingdom makes to retain access to the European Union markets, the United Kingdom could lose access to the single European Union market, including the single market for financial services, and to the global trade deals negotiated by the European Union on behalf of its members, which may materially harm the UK financial services industry and increase trade barriers, both of which could adversely affect our results of operations. For a company with UK subsidiaries and operations across Europe, such as us, Brexit could result in adverse changes in applicable tax benefits or liabilities in various jurisdictions within and outside EU, reconsideration of indirect tax rules without European Union VAT Directive, restrictions on the movement of capital or sales of services, and limitations on the mobility of our personnel. Any of these effects of Brexit, among others, could materially adversely affect our business, results of operations and financial condition.
Significant political or regulatory developments, such as those stemming from the recent change of the presidential administration in the United States and the rise of anti-establishment movements in Europe could have a materially adverse effect on us.
Recent events, including the policies introduced by the current U.S. presidential administration, have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, the current U.S. presidential administration has called for substantial changes to trade agreements, such as the North American Free Trade Agreement (“NAFTA”), has increased tariffs on certain goods imported into the United States and has raised the possibility of imposing significant, additional tariff increases. The announcement of unilateral tariffs on imported products by the United States has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war.” While we cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other governmental action related to tariffs or international trade agreements could have an adverse impact on demand for our services, sales and customers and affect the economies of the United States and various European countries, materially harming our business.

Additionally, the outcome of the “Brexit” referendum in the United Kingdom, the results of the referendum in Italy on constitutional reform, which led to a possible coalition of anti-establishment parties, the Syrian refugee crisis and the increasing appeal to voters of populist and anti-austerity movements in Germany, France, The Netherlands and other countries have created rising political uncertainty throughout Europe. An escalation of political risks could have unpredictable consequences for economy of European countries and in turn for our business, as customers may rein in activity levels in light of decreased economic output and increased insecurity, which would materially adversely affect our operating results and financial condition. In sum, given our significant sales operations in the U.S. and Europe, changes in U.S. or European political, regulatory and economic conditions or in its policies governing international trade and foreign investment in the U.S. or Europe could materially and adversely affect our business.
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
Our business depends on our ability to obtain payment from our clients of the amounts they owe us for work performed. We usually bill and collect such amounts on relatively short cycles. We maintain allowances for doubtful accounts. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. There is no guarantee that we will accurately assess the creditworthiness of our clients. Weak macroeconomic conditions and related turmoil in the United States, European or the global financial system could also result in financial difficulties, including limited access to the credit markets, insolvency, or bankruptcy for our clients, and, as a result, could cause clients to delay payments, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations. For more information, see “-We generate a significant portion of our sales of services, and anticipate deriving a material portion of our sales of products, from clients primarily located in the United States and Europe. Deterioration of economic conditions in the United States or Europe could result in reduced sales of our services and thus adversely affect our results of operations.” In addition, some of our clients may delay payments due to changes in internal payment procedures driven by rules and regulations to which they are subject. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted sales of services. If we are unable to meet our contractual requirements and if we experience an increase in the time to bill and collect for our services, we might be unable to collect our client balances or experience delays in collection. If this occurs, our results of operations and cash flows could be materially adversely affected.
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
Based upon all of the factors described above, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors. If we fail to meet expectations regarding our financial and operating results for any given period announced by us or by analysts, the market price of our Class A ordinary shares could decrease substantially, and we could face costly lawsuits, including securities class action suits, thus adversely affecting our results of operations and business.
We have incurred, and may continue to incur, significant share-based compensation expenses which could adversely impact our net income.
We have granted shares and share-based instruments under our stock option plan, as a result of which we have recorded $29.0 million, $29.0 million, $17.7 million, $5.8 million, and $1.4 million in share-based compensation expenses for the fiscal years ended March 31, 2018, 2017, 2016, 2015 and 2014, respectively.
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
Claims that we have infringed the intellectual property rights of others may be asserted against us in the future. For example, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Our contracts may be deemed to result in the assignment to our clients of the rights to any developments or improvements in our proprietary delivery platform, software development tools, or residual know-how developed by us during the course of our engagements. Such an interpretation may give rise to a potential claim that our product improvements or residual know-how were previously assigned to our client and can no longer be used by us on behalf of ourselves or other clients, or subject us to liability for infringement of our client's intellectual property rights. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties, which may damage our ability to rely on such technologies.
Further, our current and former employees and/or independent contractors could challenge our exclusive rights in the software they have developed in the course of their employment or engagement. In Russia and certain other countries in which we operate, (a) where intellectual property was created by an employee of a company as part of their employment relationship, the respective employee retains authorship of such intellectual property, while the employer, unless otherwise provided in the employment agreement, is deemed to own the exclusive rights to such intellectual property, and (b) where an engaged specialized contractor creates the intellectual property by contract with the client, the latter is by default the holder of exclusive rights to such intellectual property, unless the contract provides otherwise. However, in either case, the authors, regardless of whether they were employees of the company or of any of its contractors (as the case may be), may retain authorship and must be paid consideration for the intellectual property work performed. In the case of intellectual property work created by an employee during his/her employment, the employer may be required to satisfy additional legal requirements in order to make further use or dispose of such intellectual property. Courts have been inconsistent in their approach to enforcing such applicable legal requirements. As a result, there can be no guarantee that we would be successful in defending against any claim by our current or former employees or contractors challenging our exclusive rights over the use and transfer of works that the respective employees and contractors created or requesting additional compensation for such works.
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
Our use of open source software may expose us to risks.

Following the software industry trend of making an increasing use of open source software in its development work, we incorporate open source technology in our services, which may expose us to liability and have a material impact on our software development services and sales. The open source license may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. There is a possibility that third-party claims may require us to disclose our own source code to the public, to make the same freely accessible under open source terms. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Any such requirement to disclose our source code or other confidential information related to our work product or such additional costs could materially adversely affect our competitive position, results of business operations, financial condition and client relationships.
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
On occasion we have expanded our service capabilities and gained new clients through selective acquisitions. During the fiscal year ended March 31, 2018, we completed two acquisitions, and we plan to continue making selective acquisitions in the future. Our ability to successfully integrate an acquired business and realize the benefits of an acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

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
We have operations in a number of jurisdictions, including Russia, Ukraine, Romania, Bulgaria, the United States, the United Kingdom, Germany, Poland, Mexico, South Africa, Australia, Canada, Singapore, India and Vietnam, and we serve clients across North America, Australia, Europe and Asia. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business.
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
Our effective tax rate could be materially adversely affected by a number of factors, including recent OECD initiatives.
We conduct business globally and file income tax returns in Switzerland, the United States, the United Kingdom, Russia, Romania, Poland, Ukraine, Germany and multiple other tax jurisdictions. Our effective tax rate could be materially adversely affected by a number of factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate and which have different statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; implementation, by various jurisdictions, of measures developed by the Organization for Economic Cooperation and Development (the "OECD") and aimed at preventing base erosion and profit shifting ("BEPS") and enhancing international exchange of financial and tax information; and the resolution of issues arising from tax audits or examinations and any related interest or penalties; acquisition or setting up of new businesses in jurisdictions with higher statutory rates, undeveloped or evolving tax regimes.
We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. The determination of our provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions
We have certain intercompany arrangements among our subsidiaries in relation to various aspects of our business that are subject to transfer pricing regulations of the respective jurisdictions. U.S. transfer pricing regulations, OECD regulations, as well as regulations applicable in CEE and APAC countries in which we operate, require international transactions involving associated enterprises be on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length terms; however, the determination of transfer prices for intercompany transactions and relevant tax liabilities in each particular jurisdiction requires estimates, judgment and complex calculations, and the ultimate tax determination may not be certain.
The OECD has been working on BEPS project, resulting in issuance in 2015 and further years guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. It is expected that OECD will continue issuing further comments and practical guidelines on BEPS in the future which can also impact our approaches to future tax computations.
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

Action 13 of BEPS proposes an addition to transfer pricing documentation in the form of Country-by-Country Report ("CbCR"). The new guidance requires large multinational enterprises to provide tax authorities a global overview of enterprise operations and taxation in a format of unified report. Such reporting requirements are proposed to be applicable to multinational enterprises with annual consolidated Group revenue exceeding EUR 750 million (although some countries have established a different threshold for national purposes). The proposed reporting rules have met worldwide recognition, and the majority of developed countries have adopted CbCR legislation. We were not in the scope of CbCR reporting for the fiscal year ended March 31, 2017. However, since in the fiscal year ended March 31, 2018 we have exceeded reporting threshold we will have to file CbCR reporting for the subsequent fiscal year ending March 31, 2019. Material penalties may be applied in case of failure to file the CbC report. Visibility of global operations and taxation may lead tax authorities in some countries to increased scrutiny of intercompany arrangements and challenging tax treatment of transactions, which was not questioned before. In addition, automatic exchange of information, which is implemented by tax authorities worldwide, may also result in additional tax claims to us.
We are implementing reasonable and sufficient procedures, documents and policies required by the mentioned BEPS and global transfer pricing rules. However, if a tax authority in any jurisdiction proposes an adjustment to our tax reruns and/or imposes fines and/or penalties, including, as a result of a determination, that the transfer prices and terms we have applied are not appropriate, this could have a negative impact on our financial results.
Changes in the tax system in CEE and Asian countries or court practice, or unforeseen application of existing rules could adversely affect our financial condition and results of operations.
There have been significant changes to the taxation systems in CEE and Asian countries in recent years as the authorities have gradually replaced or updated legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax with new legislation. In addition, recently, the tax authorities of several countries (including Russia, Poland, Romania, Singapore, India and China) have joined the Multilateral Competent Authority Agreement on Automatic Exchange of Financial Account Information and the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country Reports. In June 2017, these countries also signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, implementing the BEPS measures, which following ratification process, will amend the existing bilateral tax treaties. Significant developments in transfer pricing rules, introduction of controlled foreign corporation legislation, anti-avoidance legislation (such as adopted by European Union) and other recent changes in tax laws bring additional uncertainty to the Group's tax affairs.
Tax authorities in CEE and Asian countries have also been quite aggressive in their interpretation of certain tax laws and their many ambiguities, as well as in their enforcement and collection activities. Incorrect interpretation of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive practical application, may lead to additional tax exposure. High-profile companies may be particularly vulnerable to judgmental application of unclear requirements. Our tax liability may become greater than the estimated amount we have expensed to date, particularly if the tax benefits we receive are revised or removed. Any additional tax liability, as well as any unforeseen changes in tax laws, could materially adversely affect our future results of operations, financial condition or cash flows.
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
Cyprus has a wide range of double tax treaties with various jurisdictions, which often provide either decreased tax rate or complete exemption from withholding taxes. For example, substantial part of undistributed profits is accumulated at our operational headquarters in Switzerland; under a tax treaty between Cyprus and Switzerland the withholding tax on dividends may be reduced to zero. We have obtained tax clearance to apply zero withholding tax rate for dividends that may be paid from Switzerland to Cyprus. Most of the double tax treaties contain a limitation on benefits provisions and/or special provision regarding the beneficial owner of the dividends; also practical interpretation of beneficial double tax treaty provisions may vary from a county to country.
Although in the case of dividend payment we will seek to claim treaty protection, there is a risk that the applicability of the reduced rate or exemption may be challenged by tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the benefits under double tax treaty in practice, if the treaty clearance procedures are not performed at the date when the dividend payment is made.
Ongoing corporate tax reform in Switzerland may result in abolition of privileged tax regime and increase in our effective tax rate.

Switzerland is undertaking a comprehensive corporate tax reform ("Tax Proposal 17") that will among other things result in the phasing out of the so-called holding, mixed company, domiciliary company and other special tax regimes with a timeline for adoption of anticipated changes within 2019 to 2021.
Our Swiss subsidiary, which also serves as group operational headquarters, has been enjoying mixed company regime in the canton of Zug since its incorporation in 2013. Under cantonal tax law a mixed company is partially exempted from cantonal taxation of profits earned outside of Switzerland. The income tax saving from utilizing this regime was approximately $1.5 million for the year ended March 31, 2018 and approximately $1.9 million for the year ended March 31, 2017.
Switzerland's privileged taxation of holdings as well as mixed companies has been under increasing international pressure over the last decade, particularly from the European Union and the OECD. Despite the previous version of tax reform, called CTR III, was rejected by Swiss voters on February 12, 2017, abolition of preferential tax regimes is a commitment made by Switzerland to European Union and OECD. So it remains widely undisputed that reform has to be implemented. Federal Council has submitted the renewed version of Tax Proposal 17 for parliamentary discussion. The bill includes abolition of privileged regimes and several compensating measures to retain Switzerland's attractiveness as a business location. Companies, which previously used privileged regimes, were provided with a transitional period (in the canton of Zug up until 2024) and, subject to certain limitations, were expected to maintain the effective tax rate at the pre-reform level during this period. Several cantons, including canton of Zug, also announced plans to decrease their statutory rate, if Tax Proposal 17 is enacted.
If no or reduced compensating measures are available in the final bill, our financial results may significantly suffer from increase in the effective tax rate. In addition, we may record an extraordinary one-time loss due to revaluation of deferred tax liabilities in the period of enactment. Unless a referendum is held, the bill is expected to be adopted during the year ended March 31, 2019.
Our business may be materially adversely affected by tax reform in the United States.
The U.S. Tax Cuts and Jobs Act of 2017 (the "TCJA") was approved by the U.S. Congress on December 20, 2017 and signed into law by President Donald J. Trump on December 22, 2017. This legislation makes significant changes to the U.S. Internal Revenue Code of 1986, as amended (the "IRC"). Such changes include a reduction in the corporate tax rate from 35% to 21% and limitations on certain corporate deductions and credits, among other changes. In addition, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced.
In addition, the final impacts of the TCJA could be materially different from our expectations. For example, adverse changes in the underlying profitability and financial outlook of our operations or changes in tax law could lead to changes in our valuation allowances against deferred tax assets on our consolidated balance sheets, which could materially affect our results of operations. The U.S. Treasury Department, the Internal Revenue Service (the IRS), and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations. The uncertainty surrounding the effect of the reforms on our financial results and business could also weaken confidence among investors in our financial condition. This could, in turn, have a materially adverse effect on the price of our ordinary shares.

We may incur additional liabilities if we fail to comply with UK Corporate Criminal Offense rules.
UK rules for Corporate Criminal Offense for failure to prevent facilitation of tax evasion (CCO) came into force in September 2017. The CCO is part of civil and criminal law measures aimed at both tax evaders and those that facilitate tax evasion. CCO focuses on the failure to prevent facilitation crimes by those who act for or on behalf of an entity e.g. as its employees, agents, subsidiaries or others that provide services on the company’s behalf. A company will be criminally liable if it fails to take reasonable steps to prevent an associated person facilitating the commission of an UK tax evasion offense or an overseas tax evasion in the part related to UK.
We are implementing reasonable and sufficient procedures, documents and policies to comply with CCO rules. However, if the tax authorities find our procedures and actions not sufficient, we may be imposed with penalties and our business, financial condition and results of operations may be adversely affected.
Globally mobile employees may potentially create additional tax liabilities for us in different jurisdictions.
The OECD’s BEPS project has sharpened the focus on the risks posed by global mobility in order to ensure profits are taxed in the territory where the value creating activity is performed. Location of employees and activities they perform is having greater and more substantial tax implications.

During performance of professional duties our employees may be required to travel to various locations. Depending on the length of the required travel and the nature of employees’ activities the tax implications of travel arrangements vary, with generally more extensive tax consequences in cases of longer travel. Such tax consequences mainly include payroll tax liabilities related to employee compensation and, in cases envisaged by international tax legislation, taxation of profits generated by employees during their time of travel.
We elaborate internal procedures, policies and systems, including internal mobility program, for monitoring our tax liabilities arising in connection with the business travel. Nevertheless, considering that the tax authorities worldwide are paying closer attention to global mobility issues our operations might be adversely affected by additional tax charges related to the activity of mobile employees.
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
CEE countries are generally considered to be emerging markets. Investors in emerging markets should be aware that these markets are subject to greater legal, economic and political risks than more developed markets. Emerging markets are subject to rapid change, and information relating to our operations in such markets set out in this annual report may become outdated relatively quickly. Moreover, financial or political turmoil in any emerging market country tends to adversely affect prices in the equity markets of all emerging market countries, as investors move their money to more stable, developed markets. The development of the IT services sector in the CEE region is closely related to the country’s overall economic prosperity. The main factors affecting our financial results obtained therein include GDP growth, value of customer orders for IT solutions, level of capital expenditures made by enterprises, clients' demand for complex IT solutions, inflation rate and the exchange rate of currencies in the countries where we operate. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in the CEE region and adversely affect regional economies. In addition, during such volatile times, companies that operate in emerging markets could face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the economy of the CEE region remains relatively stable, financial turmoil in any emerging market country could adversely affect our business that could result in a material decrease in the price of our Class A ordinary shares.
Sanctions imposed by the United States, the European Union and other countries as a result of the ongoing crisis in Ukraine may have a material adverse effect on our business.
In late 2013 and the first half of 2014, deteriorating economic conditions and general social unrest in Ukraine resulted in a wide-scale crisis provoking armed confrontations in Eastern Ukraine that ultimately involved the Russian Federation.

The United States, the European Union and a number of other jurisdictions and authorities (including Australia, Albania, Canada, Iceland, Japan, Moldova, Montenegro, Norway, Switzerland, the United Kingdom and Ukraine) have imposed sanctions on a number of Russian officials and individuals, former Ukrainian officials, and several Russian companies and banks, with the consequence that entities and individuals in the United States and European Union (including the United Kingdom) cannot do business with such persons or provide funds or economic resources to such persons. Certain assets in the relevant sanctioning jurisdictions are subject to seizure and the sanctioned individuals to visa bans. In addition, the United States and European Union have applied "sectoral" sanctions, whose principal consequence is that several leading Russian banks have been restricted from accessing international capital markets. These sanctions have adversely affected the Russian economy and Russia's financial markets, increased the cost of capital and capital outflows, and worsened the investment climate in Russia. The United States has periodically expanded the list of Russian companies and individuals placed under the sanctions regime and it is currently unclear whether new sanctions may be imposed.
Furthermore, on August 2, 2017 the U.S. Congress enacted legislation, the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), that updates existing sanctions against Russia and requires the imposition of “secondary sanctions” on non-U.S. companies and individuals who engage in certain sanctionable transactions even in the absence of a connection to the United States. CAATSA, among other things, (a) requires the U.S. President to impose certain secondary sanctions on non-U.S. persons that were discretionary under the existing U.S. sanctions legislation (including, but not limited to, secondary sanctions for investing in or supporting special Russian crude oil projects and the facilitation of transactions on behalf of Russian Specially Designated Nationals); (b) allows the U.S. President to impose secondary sanctions on non-U.S. persons (including those that invest in the construction or servicing of Russian energy export pipelines); and (c) requires the U.S. President, subject to the ability to claim a national interest waiver, to impose asset-blocking and travel sanctions, including certain secondary sanctions, on any person who knowingly engages in significant activities that undermine the cybersecurity of any person or government, including a democratic institution, on behalf of the Russian government. Secondary sanctions can also be imposed on non-U.S. persons who knowingly facilitate significant transactions or significant financial transactions for or on behalf of a party subject to the U.S. sanctions against Russia. The U.S. government has not yet issued guidance on how it intends to enforce the new secondary sanctions against non-U.S. persons, so no assurance can be given that secondary sanctions would not be applied to any Group entity that engages in sanctionable transactions related to Russia. These sanctions may have a material adverse effect on the Russian financial markets and investment climate and the Russian economy generally, which could in turn result in a material adverse impact on our business.
The sanctions imposed by the U.S. and the EU in connection with the Ukraine crisis so far have had an adverse effect on the Russian economy, prompting revisions to the credit ratings of the Russian Federation and a number of major Russian companies that are ultimately controlled by the Russian Federation, causing extensive capital outflows from Russia and impairing the ability of companies to access international capital markets. The governments of the U.S. and certain EU member states, as well as certain EU officials have indicated that they may consider additional sanctions should tensions in Ukraine continue. Further confrontation in Ukraine and any escalation of related tensions between Russia and the U.S. and/or the EU, the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a prolonged adverse impact on the Russian economy, particularly levels of disposable income, consumer spending and consumer confidence. In addition, Russia’s involvement in the armed conflict in Syria since September 2015 may put further pressure on the international relations between Russia and other countries. Russia’s involvement in the conflict in Syria could further lead to an escalation of geopolitical tensions, the possible introduction or expansion of international sanctions against Russia by other countries and an increased risk of terrorist attacks. These impacts could be more severe than those experienced to date. All of the above could have a material adverse impact on our business, financial condition, results of operations or prospects in Russia.
No individual or entity within the Group has been designated by either the United States or the European Union as a target of its respective sanctions imposed in connection with the situation in Ukraine. However, no assurance can be given that none of those individuals or entities will be made subject to any such sanctions in the future. Notably, the United States has increasingly utilized the authority under an existing Executive Order for cyber-related sanctions to target Russian entities operating in the information technology sector. Additionally, no assurance can be given that broader sanctions against Russia or parts of Ukraine that affect us will not be imposed (and/or that there will not be certain related changes to the UK sanctions compliance regime as a result of Brexit). Although the majority of our Group entities are neither U.S. nor European Union Persons, certain of our subsidiaries are U.S. or European Union Persons and are therefore subject to U.S. and European Union sanctions restrictions, including prohibitions on dealing with any persons subject to U.S. blocking sanctions or the European Union asset freeze. However, the majority of Group entities are neither U.S. nor EU Persons, and these entities are therefore restricted in dealings with sanctioned persons primarily to the extent those dealings involve U.S. nor EU Persons or U.S.-dollar denominated transactions, are conducted within the United States or in EU member states, or otherwise fall within EU jurisdiction.

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
Ukraine has enacted sanctions with respect to certain Russian entities and individuals. The sanctions impose various limitations on economic activities in Ukraine and restrict entry into Ukraine of certain individuals. The sanctions became effective on September 22, 2015 and were set to expire on September 22, 2016. The sanctions apply to 388 individuals and 105 companies, including two Russian IT companies. On October 17, 2016, the President of Ukraine enacted the decision of the Ukrainian National Security and Defense Council imposing new personal sanctions against 335 individuals and 167 entities, and extending the sanctions imposed in September 2015 for one more year. On March 15, 2017, the President of Ukraine enacted the decision of the Ukrainian National Security and Defense Council to impose sanctions on five Ukrainian banks with the capital of Russian state-owned banks: Sberbank PJSC; VS Bank PJSC; Prominvestbank PJSC; VTB Bank PJSC; and BM Bank PJSC. The Sanctioned Banks are prohibited from transferring capital outside the territory of Ukraine in favor of any affiliated entities. The sanctions against these banks were extended by the Ukrainian National Security and Defense Council in March 2018.
On January 18, 2018, the Ukrainian parliament, the Verkhovna Rada, adopted the law "On the peculiarities of state policy on ensuring Ukraine's state sovereignty over temporarily occupied territories in Donetsk and Luhansk regions," in which Russia is recognized as an aggressor state carrying out temporary occupation of part of Ukrainian territory.
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
We have delivery centers in Ukraine, employing 3,265 engineers located in Kiev, Dnipro and Odessa. We have delivery centers in Russia, employing 1,872 engineers located in various cities. At present we have not experienced any interruption in our office infrastructure, utility supply or Internet connectivity. All our offices remain open and fully functional to support our clients. Our contingency plans include relocating work or personnel to other locations and adding new locations as appropriate. We recently opened new delivery centers in Penang, Malaysia, and Bangalore, India. In 2014, we launched a multi-year Global Upgrade Program to implement another level of globalization across our organization and to accelerate our expansion in the European Union, the UK, Asia Pacific and North America. As part of this program, to better support our global client base, since launch, we relocated over 3,300 professionals to key geographies such as Mexico, Poland, Romania, the U.S. and the United Kingdom. While we have contingency plans in place to address volatility in Russia and Ukraine, if we are unable to conduct business with our existing or potential clients or partners, or continue our operations in an uninterrupted manner as a result of these geopolitical developments or the reaction to these developments by international authorities through expanded sanctions or otherwise, our business could be materially adversely affected.
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
Ukraine. Although the political situation in Ukraine is stabilizing, armed clashes are still ongoing in the eastern regions of Ukraine, though our operations are in the western part of the country. On September 5, 2014, representatives of Ukraine, the Russian Federation, the Donetsk People's Republic, and the Lugansk People's Republic agreed to the Minsk Protocol, an agreement to halt the war in the Donbass region of Ukraine. In February 2015, the leaders of Ukraine, the Russian Federation, France and Germany reached a ceasefire deal on the Ukrainian conflict. The standing cease-fire has been continuously violated. Although the conflict has transitioned to a stalemate after it first erupted in early 2014, shelling and skirmishes occur regularly. A spike in violence and civilian casualties in the summer of 2016 has raised concerns of further escalation. Such escalation of the political instability or military action could have a material negative impact on our operations in Ukraine.
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
Romania. The current political environment in Romania is dynamic and may become unstable. After the collapse of the Democrat-led government in early 2012, the Social Democrats held power in a coalition with the Liberals, until February 2014 when the Liberals terminated their alliance with the Social Democrats. While moving into opposition, the Liberals have since merged with the Democrats. This has fragmented the Romanian Parliament and may ultimately give rise to populist measures at the government level. Moreover, in late 2014, the Liberal-nominated candidate won the presidential election, while the incumbent Social Democrat Prime Minister was reconfirmed by Parliament. The Social Democrat Prime Minister subsequently resigned and his cabinet was dissolved in November 2015 following a corruption scandal, to be replaced by a President-nominated independent Prime Minister and a new cabinet. Romania held parliamentary elections on December 11, 2016. The Social Democratic Party (PSD) and the Alliance of Liberals and Democrats ("ALDE") formed a government in January 2017 led by a Social Democrat Prime Minister, after winning 250 seats in the 465-seat parliament in the December 2016 election. In January 2017, the newly elected coalition government passed a decree that would have decriminalized some major corruption cases, which spurred the largest public protests since the Revolution of 1989. As a consequence, the controversial decree was withdrawn. This issue, together with rows within the PSD, led to the dismissal of Prime Minister Sorin Grindeanu with a no-confidence vote in parliament in June. On January 15, 2018, Mihai Tudose, the prime minister (in office since June 2017), was forced from office by the ruling PSD due to disagreements with the party leadership. The governing coalition composed of the PSD and the ALDE appointed a cabinet on January 29, 2018, following the resignation of a short-lived cabinet that governed from June 2017 to January 2018.
Separately, on-going recent military conflict in Ukraine has resulted in a negative impact in the region, affecting Romania's political and economic outlook. Romania has a significant land border with Ukraine and, as a result, ongoing instability or military conflicts in Ukraine could have a significant and adverse effect on Romania's economic and financial stability either directly or indirectly as a result of sanctions or restrictions on gas exports from Russia. Any further escalation of the conflict would heighten the risk of significant unfavorable consequences, both indirectly—through effects on Romania's EU trade partners—and directly, through financial flows. Amendments in the policies pursued by the Romanian government and the political and regional instability may have a material negative impact on our operations in Romania.

Poland. In Poland, since the last Parliamentary elections won by the conservative political party named Law and Justice (Prawo i Sprawiedliwosc) in 2015, there have been significant changes in policies to increase government influence over the country’s media, judiciary, civil service, and education system. New regulations have increased government options for telephone and internet surveillance without a court order and introduced additional restrictions on the freedom of assembly.
The conflict between the government and the Polish Constitutional Tribunal has led to legal uncertainty in which the courts can follow either the government’s interpretation or that of the Constitutional Tribunal, which decreased legal certainty of the Polish legal system and resulted in damaging Poland’s reputation as an investment target among international investors. Increased government control over the Constitutional Tribunal has allowed the government to pursue the amendments to the Polish judicial system.
Russia. Although the current political situation in Russia has stabilized, future political instability could result in a worsening overall economic situation, including capital flight and a slowdown of investment and business activity. Any change in the Russian government or the Russian government's program of reform in Russia or lack of consensus between the President, the Prime Minister, the Russian government, Russia's Parliament and influential economic groups could lead to further political instability and a deterioration in Russia's investment climate.
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
Political and economic relations among Russia, Romania, Poland, Ukraine and the other countries in which we operate are complex, and recent conflicts have arisen among many of their governments. Likewise, many CEE countries continue to have a complicated relationship with the United States and the EU. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts between countries of CEE that can halt normal economic activity and disrupt the economies of neighboring regions. Moreover, various acts of terrorism have been recently committed in various parts of the world. The risks associated with such terrorism events could materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in the countries where we operate, including the CEE countries.
The relationship between Russia and Ukraine has been historically strained due to, among other things, disagreements over the prices and methods of payment for gas delivered by Russia to, or for transportation through, Ukraine, issues relating to the temporary stationing of the Russian Black Sea Fleet in Ukraine, a Russian ban on imports of meat and milk products from Ukraine and anti-dumping investigations conducted by Russian authorities in relation to certain Ukrainian goods. In response to the ban on imports of meat and milk products from Ukraine, The Cabinet of the Ministers of Ukraine amended its decree No. 1147 of December 30, 2015 prohibiting the importation of goods produced in the Russian Federation into the Ukraine’s territory to extend the ban until December 31, 2018.
Political tensions have escalated following the political situation in Crimea and a number of associated events, including the adoption of a Ukrainian law canceling neutral status to military blocks, the signing of the Ukraine-European Union Association Agreement and a new wave of gas price negotiations. In recent years, economic confrontation between Russia and Ukraine has continued to grow. New bilateral sanctions and restrictions in the areas of transit, trading and agriculture were imposed. Any further adverse changes in relations between Ukraine and Russia may have negative effects on the Ukrainian and Russian economies as a whole, which could in turn have a material adverse effect on our business. Similarly, sanctions imposed by Ukraine against certain Russian entities could further strain the Russian economy. Although we primarily target markets outside of Russia, stress on the Russian economy from Ukrainian sanctions could materially adversely affect our business. Conflicts among CEE countries and conflicts within CEE countries have, in some instances, also harmed their relationship with the United States and the European Union and, at times, have negatively impacted their financial markets. See "-Sanctions imposed by the United States, the European Union and other countries as a result of the ongoing crisis in Ukraine may have a material adverse effect on our business" above.
Similarly, economic deterioration in other CEE countries may strain political relationships with neighboring regions, lead to economic uncertainty and decrease confidence in the economies of the CEE countries, which could negatively affect our ability to conduct business in these countries. For example, since it joined the European Union in 2007, Romania has been subject to certain post-accession benchmarks mandated by the European Union under the Cooperation and Verification Mechanism to help Romania address outstanding shortcomings in various social fields such as judicial reform and anti-

corruption. On January 27, 2016, the European Commission made recommendations for further steps in certain areas including judicial independence, judicial reform, integrity and anti-corruption initiatives. If Romania does not adequately progress towards these benchmarks, the European Commission is authorized to apply safeguard measures against Romania, including the suspension of Member States' obligation to recognize and enforce, under the conditions set forth in the Community laws, the decisions of Romanian courts. The application of such sanctions may have a negative effect on the Romanian economy and investor confidence in the Romanian economic environment, which could lead to material adverse consequences on our operations in Romania. Furthermore, any future allegations or evidence of corruption or money laundering in Romania may have an adverse effect on the Romanian economy, and in turn could adversely affect our operations in Romania.

Similarly, in its report on Polish economy, the European Commission noted a number of challenges and areas for improvement. Although Poland is gradually improving in international ”doing business” rankings, the regulatory framework weighs on the business environment in some areas. Frequent changes in regulations often passed with limited public consultations coupled with regulatory and policy uncertainty already dampened investment and may continue to impact business confidence. Among the most significant regulatory changes introduced by the new government was the pension reform, aimed to decrease the retirement age from 67 to 65 for men and 60 for women, which took effect in October 2017 despite the European Union concerns. The pension reform was followed by a number of social spending initiatives such as “Family 500’ program” which is estimated to costs approximately PLN 22.9 billion (about 5.3 billion EUR) or 1.3% of Poland’s GDP. Furthermore, since taking office, the Law and Justice government has faced criticism from the United States, the European Union, and various civil rights groups for working to diminish the powers of the Polish Constitutional Tribunal and altering its composition in ways that prevent its ability to serve as core element of check and balances system in Poland. In December 2017, the European Commission has triggered Article 7 of the Treaty on European Union stating that that there is a clear risk of a serious breach of the rule of law by the Republic of Poland, primarily related to the lack of an independent and legitimate constitutional review and judicial independence in Poland. Under Article 7 proceedings the European Council may rule that Poland has committed a serious and persistent breach of common EU values and decide to suspend certain rights Poland has due to its membership in the EU and impose economic sanctions such as limiting Poland’s access to EU funds and subsidies. The application of such sanctions may have a negative effect on the Polish economy and investor confidence in the Polish economic environment, which could lead to material adverse consequences on our operations in Poland.
The legal and tax systems in CEE countries can create an uncertain environment for business activity, which could materially adversely affect our business and operations in the CEE.
The legal and tax framework to support a market economy remains new and in flux in Russia, Ukraine, Romania, Poland, and other CEE countries and, as a result, these systems can be characterized by:

•	inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

•	extensive regulation of businesses in general and substantial protection afforded to domestic IT businesses;

•	gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

•	selective or inconsistent enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

•	limited judicial and administrative guidance on interpreting legislation;

•	relatively limited experience of judges and courts in interpreting recent commercial legislation;

•	a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

•	inadequate court system resources;

•	a high degree of discretion on the part of the judiciary and governmental authorities; and

•	under-developed bankruptcy procedures that may be subject to abuse.
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
In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect (with a few exceptions in Ukraine) on subsequent decisions. Not all legislation and court decisions in CEE countries are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can be challenging in practice.

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
Loss of taxation benefits related to our employment-related taxes that are enjoyed in CEE countries could have a negative impact on our operating results and profitability.
The Russian government provides qualified Russian IT companies with substantial tax benefits through a reduced social contribution charge rate program. This program resulted in savings for us of $9.5 million in the fiscal year ended March 31, 2017 and $11.8 million in the fiscal year ended March 31, 2018. However, the reduced tax rates for social contributions (14% in total) are a temporary measure. In 2016 application of reduced rates was prolonged until 2023, after which the Russian government may take the decision to gradually increase the tax rates. If the Russian government were to change its favorable treatment of Russian IT companies by modifying or repealing its current favorable tax measures, or if we become ineligible for such favorable treatment, it would significantly impact our financial condition and results of operations.
In Poland the law provides for a personal income tax benefit in part of employment income provided by an application of a deemed cost deduction (but not greater than PLN 85,528 for each individual). Such benefit is available only for employees who, while performing their daily duties, are creating intellectual property, subject to certain local requirements. Furthermore, personal income tax regulations have been changed from January 1, 2018 and a deemed cost deduction is now available only for specific areas, determined by law. The new law was implemented without specific guidelines, leading to conflicting interpretations within IT sector. Some industry participants decided to continue applying this tax deduction relying on inconsistency of new regulations. The Polish government is working on an amendment to a personal income tax by adding additional categories, also within the IT sector.
This deduction has resulted in the personal income tax savings of $4.1 million in the fiscal year ended March 31, 2017 and $4.6 million in the fiscal year ended March 31, 2018. If our employees would not be entitled to this benefit either through a change in the law or through a failure to comply with the rules, we may suffer additional payroll costs to compensate the lost benefit.
In addition, new provisions in social security legislation of Poland were enacted recently. Under these provisions the taxation threshold for social security contributions will be abolished from January 2019. Currently certain social security contributions are paid by Polish employer and employees from gross employment income until it cumulatively reaches 133,290 PLN. Removal of this cap may cause additional payroll costs for us of approximately $2.2 million starting with the fiscal year ending March 31, 2019.
Also, a new obligatory pension plan is expected to be introduced in Poland. Under the proposed amendment, establishing employees’ capital pension schemes, all employers in Poland will be obliged to participate in additional pension plan. We expect to implement the plan starting January 2019, which will lead to additional payroll costs in the fiscal year ending March 31, 2019, estimated approximately as $1.2 million per year and approximately $0.3 million for the year ended March 31, 2019.
In Romania employment income of IT specialists is exempt from personal income tax, if the employer and employee meet certain criteria, such as company's nature of activity, employees' position and education and other. This deduction has resulted in the personal income tax savings of $5.4 million in the fiscal year ended March 31, 2017 and $5.7 million in the fiscal year ended March 31, 2018. If our employees would not be entitled for this benefit either through a change in the law or through a failure to comply with the rules, we may suffer additional payroll costs to compensate the lost benefit.
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
We may be exposed to additional taxation in Ukraine related to the activities of our non-Ukrainian subsidiaries or Ukrainian independent contractors.
The Ukrainian Tax Code contains the concept of a permanent establishment in Ukraine as a basis for taxing foreign legal entities, which carry out regular entrepreneurial activities in Ukraine beyond those of preparatory and auxiliary character. Ukraine's double tax treaties with other countries contain a similar concept. Double tax treaties provide for a narrower definition of permanent establishment than the Ukrainian Tax Code and overrule Ukrainian tax law, which is expressly recognized by the Tax Code. However, not all countries where our subsidiaries operate have double tax treaties with Ukraine.
The practical application of the concept of a permanent establishment in Ukraine under Ukrainian law and double tax treaties is not well developed. For this reason, foreign companies having even limited operations in Ukraine, which would normally satisfy the conditions for not creating a permanent establishment, may be at risk of being treated as having a permanent establishment in Ukraine and hence being liable to Ukrainian taxation. Accordingly, there is a risk that activities of our non-Ukrainian subsidiaries may be treated by the Ukrainian authorities as creating such a permanent establishment.
If activities of any of our non-Ukrainian subsidiaries were treated as creating a permanent establishment in Ukraine, such company would be subject to Ukrainian taxation on the part of its income that is attributable to that permanent establishment in a manner broadly similar to the taxation of any Ukrainian legal entity (with 18% applicable corporate income tax rate). There is, therefore, a risk that the tax authorities might seek to assess Ukrainian tax on the entire income of such company related to Ukraine if it were treated as having a permanent establishment in Ukraine. Having a permanent establishment in Ukraine may also have other adverse tax implications, including jeopardizing the right to benefit from the reduced withholding tax rate under an applicable double tax treaty, and affecting the VAT obligations in Ukraine. There is also a risk that penalties could be imposed by the tax authorities for failure to register the permanent establishment with the Ukrainian tax authorities and improper fulfillment of tax obligations. Any such taxes or penalties could have a material adverse effect on our business, results of operations, financial condition and prospects.
We provide significant portion of our services to multinational clients using Ukrainian IT specialists. Substantial part of Ukrainian IT specialists who provide services to us are independent contractors who are properly registered as private entrepreneurs with the tax authorities. They are third party suppliers operating as independent contractors, for whom we are not required to pay social duties and personal income tax applicable to employees. There is, nevertheless, a risk that Ukrainian tax authorities may take a different view. Since laws and regulations governing the status and classification of independent contractors are subject to change or interpretation by various authorities, it is possible that Ukrainian tax authorities could assert a position on the classification of our independent contractors contrary to ours and even combine their assessment of independent contractors statuses with permanent establishment status. As a result, they could claim we had to withhold personal income tax and to accrue single social contribution in relation to employees' remuneration. In addition, if a national authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified, or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs arising from fines or judgments as a result of tax withholding. We may also decide to hire these independent contractors as our employees, and, we may, as a result, incur significant personnel expenses. All of these factors could in turn result in material adverse effects on our financial condition.
In March 2017, Ukraine and the International Monetary Fund signed the Memorandum of Economic and Financial Policies. In accordance with the memorandum the tax reform will aim to increase the efficiency and equity of the tax system. Ukraine declared that it will refrain from any major tax cuts and will not introduce new tax exemptions and amnesty schemes. As a result some developments in the areas of tax administration, taxation of royalties, transfer pricing rules came into force from January 1, 2018. It was also announced that the requirements to qualify for the simplified tax regime which is typically used by individual entrepreneurs for tax purposes was expected to be tightened to address existing gap in the tax system. To date, no such change to the simplified regime has been effected. If such developments occur, we may be required to hire these independent contractors as our employees, and, we may, as a result, incur significant personnel expenses. All of these factors could in turn result in material adverse effects on our financial condition.
We may be exposed to liability for actions taken by our subsidiaries.
In certain cases we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency.
In particular, under Article 53 part 1 of the Russian Civil Code, a "controlling person" of a legal entity may be held directly liable for losses that the entity suffers because of his or her "fault", and any agreement that seeks to limit or waive such liability will not be valid. Generally, a controlling person is anyone who holds the power to determine the entity's actions, including the right to direct the actions of officers or executives. When a controlling person causes losses, officers and executives may all be held jointly and severally liable (a parent entity may also be held jointly liable with a subsidiary for actions directed by the parent or made with its consent). Liability may also apply to shareholders or controlling persons when the company is a foreign legal entity but conducts its business primarily in Russia.
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
On-going regulatory changes in Russia may have a material adverse effect on our operations there.
In June 2015, a set of amendments to the Russian Civil Code's general contract law provisions came into effect.
Several new concepts were introduced to the code, such as personal insolvency, alternative and optional obligations, a fine for failure to perform under a court ruling ("astrent"), the so-called option agreement, inter-creditor and framework agreements, new types of legal entities, protections for shareholders in nonpublic companies, right to expel a shareholder, shareholder agreements, joint signatures, mandatory audits, new minimum of charter capital, etc.
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

In addition to the Civil Code reform, Russian legislation is being amended in various sectors. For example, new legislation was introduced regarding the regulation of software purchases, pursuant to which after January 1, 2016 Russian governmental bodies are required to renounce foreign software in favor of domestic software developed by entities owned by the state, by non-profits or by entities with 50% or more Russian ownership. It is still possible to buy foreign software but only if necessary programs do not have domestic equivalents or the client can explain why the domestic software is not suitable. In particular, under new resolution issued by the Russian government in June 2018, Russian governmental bodies shall acquire certain types of domestic office and internal accounting software in a centralized manner through the Ministry of Communication of the Russian Federation.
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
Starting from 2016 employee leasing is prohibited in Russia and only specially accredited employment agencies or affiliated entities can provide staff and only in the exceptional cases. In practice, this means that companies that previously used agency work will have to completely revise the conditions of work with out-staffing companies providing staff to them, and out-staffing companies will have to obtain the appropriate accreditation.
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

Each of our Class B ordinary shares has ten votes per share and each of our Class A ordinary shares has one vote per share. Shareholders who hold Class B ordinary shares together beneficially own shares representing approximately 83.2% of the voting power of our outstanding shares as of June 30, 2018.
IBS Group Holding Limited, our controlling shareholder ("IBS Group") beneficially owns through its two wholly-owned subsidiaries 100.0% of our outstanding Class B ordinary shares and controls 83.2% of our voting power as of June 30, 2018. As a result of this concentration of share ownership, IBS Group, through its two wholly-owned subsidiaries, has and will have sufficient voting power to effectively control all matters submitted to our shareholders for approval. These matters include:

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
We cannot predict the impact that a modification of our dual class share arrangement may have on our share price.

Our Class B ordinary shares - which currently grant their holders 83.2% of our voting power while they own 33.2% of our shares - convert into Class A ordinary shares on June 7, 2020, the seventh anniversary of the adoption of the Amended and Restated Memorandum and Articles of Association.  It is possible that this provision of our articles of association could be amended by our controlling shareholder in order to change the terms of when a conversion might otherwise occur.  We cannot predict whether such an action would be upheld as valid if challenged, nor the likelihood that such an action might be challenged, nor can we predict the impact such an action might have on our share price or on investor perceptions of our company.
Future sales of our Class A ordinary shares by our principal shareholders, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.
Future sales of Class A ordinary shares by our principal shareholders, including two wholly-owned subsidiaries of IBS Group, Dmitry Loshchinin, Morgan Stanley Investment Management, FMR LLC and M&G Investment Management Limited who beneficially owned in the aggregate 61.2% of our Class A ordinary shares as of June 30, 2018, may cause the market price of our Class A ordinary shares to decline. Further, shares issuable under our share incentive plans have been registered on a Form S-8 registration statement and may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell. Sales of substantial amounts of our ordinary shares in the public marketplace by us or our shareholders, including our principal shareholders who have the right to cause us to register their shares for resale with the SEC, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price that such investors deem appropriate.
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
Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a controlled foreign corporation.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Class A ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the Code). Based on our financial statements, relevant market data, and the projected composition of our comprehensive income and valuation of our assets, including goodwill, we do not believe we were a PFIC for the fiscal year ended March 31, 2018, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. If we become a PFIC, holders of our Class A ordinary shares in the United States may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and may become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our comprehensive income and assets from time to time. As a result, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending March 31, 2019, or for any subsequent year, until we finalize our financial statements for that year. The calculation of the value of our assets will be based, in part, on the quarterly market value of our Class A ordinary shares, which is subject to change. See "ITEM 10. Additional Information-E. Taxation-United States federal income taxation."

Additionally, certain U.S. holders of our Class A ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a controlled foreign corporation (a "CFC") under Section 957(a) of the Code. Certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may affect holders of our Class A ordinary shares that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our Class A ordinary shares, this may result in negative U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.
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
To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, as part of our management's assessment of the effectiveness of our internal control over financial reporting, our management may conclude that our internal control over financial reporting is not effective due to any identified material weakness or otherwise. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404(a) or 404(b) of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.
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
As a result of the number of shares beneficially owned by IBS Group through its two wholly-owned subsidiaries, we are eligible to take advantage of the "controlled company" exemption under NYSE's corporate governance rules. A "controlled company" is a company of which more than 50% of the voting power is held by an individual or group of shareholders. Pursuant to the "controlled company" exemption, a company that qualifies as a "controlled company" is not required to comply with the requirements of having a majority independent board of directors or of having a nominating and corporate governance committee and a compensation committee, each composed entirely of independent directors. See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees." We currently rely on this exemption to the extent necessary to permit Anatoly Karachinskiy, Glen Granovsky and Yulia Yukhadi to serve on our compensation committee, even though they do not satisfy NYSE's definition of an "independent director" for purposes of such committee service. We also do not have a nominating and corporate governance committee. If available to us, we may elect to use the controlled company exemption more broadly in the future. If we do so, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

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
As a public company, we may become subject to further compliance obligations, which may strain our resources and divert management's attention.
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
In addition, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our subsidiaries to make distributions may be subject to statutory restrictions and retained earnings criteria, and is contingent upon the cash flow of those subsidiaries.
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
There are common-law rights for the protection of shareholders tsahat may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the company's constituent documents.
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
Luxoft Holding, Inc. was founded in March 2000 and incorporated as a company, limited by shares under the laws of the British Virgin Islands, on March 7, 2006. Over the past 18 years, the Company grew from an initial team of 20 employees to over 12,800 employees, across 42 cities and 21 countries, covering North America, Western and Eastern Europe, Latin America, and Southeast Asia. In June 2013, the shares were listed on the New York Stock Exchange ("NYSE") under the symbol "LXFT."
During the fiscal years ended March 31, 2017 and 2018, we completed a number of acquisitions, as discussed in further detail in "ITEM 5. Operating and Financial Review and Prospects—A. Operating Results—Acquisitions." Additionally, in 2012, our subsidiary Luxoft International Company Limited, which had previously been a British Virgin Islands company, reincorporated in Cyprus. We have principal executive offices located at Gubelstrasse 24, 6300 Zug, Switzerland. Our registered office is located at Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands. Our telephone number is +41 417 262 060. We have appointed Luxoft USA, Inc. ("Luxoft USA"), 100 Wall Street, Suite 503, New York, NY 10005, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
For more information about us, our website is www.luxoft.com. The information contained therein or connected thereto shall not be deemed to be incorporated by reference in this annual report.
Principal Capital Expenditures
During the fiscal years ended March 31, 2018, 2017 and 2016 we invested $55.2 million, $106.5 million and $32.7 million, respectively, of which $20.6 million, $19.6 million and $24.2 million, respectively, related to acquisitions of property and equipment and $34.2 million, $77.7 million and $3.5 million were spent on acquisitions of Business. In order to support our overall business expansion, we intend to continue to invest in production equipment. Moreover, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise. We anticipate that our next major capital expenditures in the fiscal years ending March 31, 2019 and March 31, 2020 will be related to the expansion of our business and possible merger and acquisition transactions in Europe, Asia-Pacific ("APAC") and the United States. We currently anticipate our capital expenditures in the years ending March 31, 2019 and March 31, 2020 will be financed from cash generated from operations, our current cash position and currently available credit facilities.

B.	Business Overview
Overview
Luxoft is a global provider of innovative IT services and technology solutions that deliver measurable business outcomes to multinational companies across a number of end markets. Our offerings encompass strategic consulting, custom software development services, and digital solution engineering. Luxoft delivers competitive advantage to customers by leveraging its deep multi-industry expertise in the financial services, automotive, communications, healthcare and life sciences, and other industries. Its managed delivery model is underpinned by a highly-educated workforce, allowing the company to continuously innovate upwards on the technology stack to meet evolving digital challenges.
Luxoft has more than 12,800 employees across 42 cities in 21 countries within five continents, with its operating headquarters office in Zug, Switzerland.
Our software development services consist of core and mission critical custom software development and support, product engineering, and technology consulting. Our bespoke solutions include technology architecture selection and other consulting-based applications, our proprietary products and/or standard system software and platforms, as well as implementation and maintenance. These solutions directly impact our clients' business outcomes through efficient delivery of continuous innovation. Through our services and solutions, we help our clients strengthen their competitive position through increased efficiency, cost optimization and productivity gains, and drive change through disruptive digital technologies that enhance end-user experience and shorten time-to-market.
We have developed a reputation and track record of delivering consistent, high-quality service and establishing long-term strategic relationships with many of our clients. We continue to increase our value proposition through advanced capabilities, an enhancement of our premium services, and a shift from traditional outsourcing to digital agendas. This includes expansion of our advisory, platform architecture selection and packaged software services, such as consulting and implementation of Murex, OpenLink, Avaloq, Qt Automotive, IBM BPM, Pivotal and PEGA, and enhanced proprietary platforms.
We utilize our deep industry and domain specific expertise to develop green field innovative software and to replace legacy IT ecosystems for our clients to improve their efficiency, competitiveness, core products, processes, and applications.
Our resources and management efforts are currently concentrated on three lines of business: Financial Services; Automotive and Transport; and Digital Enterprise. We are well positioned in these industries given companies have significant and growing demand for IT services and consider innovative and disruptive technologies to be a top priority in achieving their business goals. We also perform a portion of our work for various enterprises within travel, aviation, retail, energy, technology, agriculture and other industries.
We serve large multinational corporations that rely on our IT solutions and software development capabilities for many of their mission-critical systems. For the fiscal year ended March 31, 2018, a significant portion of our sales was from Fortune Global 500 companies. During this period, 60.5% of sales were from clients located in Europe (including UK and Russia), 34.1% from clients in North America and 5.4% from clients in other geographies. Additionally, five out of our top ten clients were with us for five or more years.
Our engagements with clients are based on the implementation of transformational and managed services offerings. For these offerings, we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of project execution. In managed services engagements, we have a higher degree of control over the staffing mix and the deployment of resources across our global dedicated delivery platform. These engagements allow us to embed ourselves in our client's business and capture deeper client loyalty while also strengthening barriers to entry for competition.
Our long-standing relationships with large multinational clients can lead to transformational engagements, where we replace a portion of the client's entire IT team and interface directly with the internal end user, instead of merely augmenting our client's IT department. We seek to continually improve our delivery by using optimized software development methodologies, such as Agile. Agile methodology entails the delivery of software at frequent iterations by cross-functional geographically distributed teams, often working remotely across various time zones. This methodology, along with our products and platforms, reduces time-to-market and lowers development costs for our clients.

We operate through an expansive and scalable global dedicated delivery model, creating a key competitive advantage, whereby we can meet our clients' diverse needs and provide a compelling value proposition. We provide our services and deliver our solutions from 37 cities with delivery centers located primarily in CEE, including Bulgaria, Poland, Romania, Russia, Ukraine, where we have access to a significant pool of highly educated IT professionals who possess technical expertise and business domain knowledge. We also have delivery centers in Australia, Canada, Germany, Malaysia, India, Mexico, Singapore, South Africa, Sweden, the United Kingdom, the United States, and Vietnam. Our CEE delivery centers are strategically located near current and potential client sites in Eastern and Western Europe and in Asia Pacific. They are designed to offer worldwide offshore and nearshore seamless support and to meet our clients' security and infrastructure requirements.
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
We believe that our strong brand, corporate culture and focus on efficient innovation aimed at promoting our clients' business goals and outcomes allow us to successfully recruit and retain highly qualified IT engineers and developers ("IT professionals"). As of March 31, 2018, we had 12,898 personnel of whom 10,844 were IT professionals. We support our growth through our human resources infrastructure that allows us to scale the workforce globally as our business grows. During the fiscal year ended March 31, 2018, we hired, on average, more than 500 IT professionals per month.
The quality of our operational processes has been recognized by our Capability Maturity Model Integration, or CMMI, Level 5 certification, which is the highest level of the Software Engineering Institute's CMMI categorization for measuring maturity of software development processes. We have also achieved TMMi Level 4 maturity level in quality management and testing.
As of March 31, 2018, we had over 280 active clients and over 54 high potential accounts ("HPA"). In aggregate, HPA accounts generated over $340 million in revenue during the year. We define HPAs as client accounts which, according to management's estimates, have potential to reach at least $5 million in recurring annual revenue within three years from inception and are capable of generating a three-year CAGR of at least 30%.
Industry background
IT services outsourcing and offshoring
For a multinational corporation to remain competitive and meet the increasingly diverse needs of its client base, it must have high-quality underlying IT architecture that keeps pace with constant technological evolution. It must also have access to high-quality IT talent at a competitive cost, which leads firms to rely on capabilities of IT outsourcing firms in lieu of high-cost local IT engineering talent. Multinational corporations continue to seek IT services providers that have industry-specific knowledge, global delivery capabilities, and the ability to manage dynamic, short development cycles with agility.  Furthermore, IT spending is becoming more aligned with companies' broader business strategies towards innovation and digital agendas.
The increased importance of IT-related decisions requires companies to look for providers with specific domain practice and vertical expertise, as opposed to generalists with commoditized skill sets. The offshore outsourcing business model has matured and evolved. The need for traditional industry agnostic application development and maintenance ("ADM") services is losing momentum in lieu of the end-to-end services concept. The end-to-end services concept is based on delivery of a complete solution that addresses a defined type of problem(s) typically faced by customers in a given vertical. We provide a solution reflecting the combination of necessary components, such as proprietary IP, expert engineering and custom software development services, and selection and deployment of standard off-the shelf software. We actively enhance our premium services and end-to-end solutions to move outside of the traditional outsourcing space and add capabilities, such as consulting, in order to move up the value chain.
Trends of IT spend in our lines of business
Financial Services: The financial services industry is one of the most IT-intensive industries. Most of the IT services providers are concentrating their efforts within the Run the Bank (RTB) segment, which is now challenged with budget and margin pressure, and thus these providers are facing a challenging growth environment. Historically, we have been present in the less crowded and more non-discretionary Change the Bank (CTB) space, providing a wide array of services designed to achieve growth.
        In order to stay competitive in an evolving marketplace, financial institutions need to invest in their IT architecture and change many legacy business processes. This enables these institutions to modernize their mostly in-house developed, vertical-specific legacy systems, which often increases the demand for managed services in front-office IT, to introduce new technologies and processes.

        We believe the following key trends drive financial institutions' IT spending: innovation in response to digital disruption, standardization and simplification of legacy systems, and ongoing regulatory and compliance challenges:
Innovation:  The financial services industry is driven by an ongoing necessity to innovate, especially with the recent digital transformation in the industry. Digital transformation provides new sources of revenue and a competitive advantage. Data-driven investment decisions, AI-powered productivity tools, Straight Through Processing (STP), automation, and other digital initiatives all work to create a streamlined client experience. Technologies such as big data, private cloud, various FinTech tools and products, UI/UX, as well as less immediate technologies, such as blockchain, machine learning, and grid computing, are becoming necessities in the modern financial services industry. These technologies require a drive towards off-the-shelf technology augmented by custom systems, creating a wealth of opportunity.
The massive proliferation of data acquisition enables advances in AI and a new paradigm in automation. Rules are not necessarily programmed into systems; Instead, systems are taught and identify patterns and make decisions with minimal human intervention. Machines can process data far quicker than humans, findings patterns and triggers. This enables companies to analyze more complex data and deliver faster, more accurate results, providing a better a chance of identifying profitable opportunities and avoiding unknown risks.
Simplification:  Banks have hundreds of applications but need to reduce the number of applications by sun-setting some legacy items. They have a dispersion of platforms with no centralized view by geography, product, or client. There is a mounting need to decrease infrastructure costs and increase computing capacity, which generates ample demand for cloud migration services to make the underlying data cheaper to maintain, and become available quickly.
Standardization:  IT infrastructure and custom trading systems built in the capital markets over the last decades became quite massive in size and are difficult and expensive to maintain. The banks used to spend a lot of money on creative proprietary trading systems and efforts focused on unifying the data. At this juncture, IT operations of most banks, especially large global banks, represent a significant cost item and a burdensome legacy to carry. Thus, standard platforms, such as Murex, have started receiving an increased amount of attention. The areas of significant demand growth for standard package implementations are Capital Markets as well as wealth and asset management divisions.
Regulatory and compliance:  On-going regulatory reporting, governance and compliance (GRC) challenges fueling consistent demand for data-related technologies, including big data. The regulations in the fiscal year ending March 31st, 2018 that required financial institutions to make changes to their systems were E.U.'s Markets in Financial Instruments Directive (MIFID II), Brexit, Securities Financing Transactions Regulation (SFTR), final minimum total loss-absorbing capacity (TLAC) standard, General Data Protection Regulation (GDPR) and PSD.
Automotive and Transport: The rapid introduction of new electronic architecture and the separation of hardware and its functionality and software are driving demand for embedded software development and independent software integration expertise inside and outside of the cockpit. The way the cars are being designed and produced as well as the length of software development cycles are radically changing. Inside of the cockpit infotainment and navigation, the Human Machine Interface (HMI) features / user experience, and autonomous driving are all undergoing continuous transformation. Outside of the cockpit the disruption spans across all levels of automating the driving task, from ADAS (Advanced Driver Assistance System) to HAD (Highly-Automated Driving) to fully autonomous. The capabilities of a car receiving over-the-air updates is increasing, allowing for a shorter time to market from design room to the end consumer. Regulation and competitive pressure from other industries place new demands on vehicle User Experiences and UTH control functions, as more and more autonomous driving features are added into the vehicles.
Sharing economy, electrification of the vehicle and overall increased presence of software in the car opens the door for relevant technologies and allows various services related to fully digital lifestyle to come into the cars of today. Thus, cloud- and diagnostics-related services have become a new catalyst for growth and IT expenditures, in this sector. Furthermore, IT expenditures in the automotive and transport industry are also increasingly driven by improving safety and complying with regulatory requirements. Ensuring safety and limiting driver distraction while improving the in-car experience is remaining one of the key priorities of OEMs and their immediate suppliers.
Digital Enterprise: Consumers of today choose providers of goods and services based on convenience, speed of service, ease of use and quality of their experiences with desired goods and services. Digitalization is becoming an important way to differentiate, become more efficient, acquire new customers, and improve our clients' output. Data is becoming a valuable source of intelligence, effective consumer targeting, and source for improvement of business outcomes. Our expertise in Internet of Things ("IoT"), Big Data, Data Analytics, Artificial Intelligence, Machine and Deep Learning ensures that we enable competitive differentiation for our clients across all verticals.
Automation and robotics are becoming important trends in retail, services, logistics, and even financial services. Below are examples of trends in various industry verticals where we are making a difference:

Media, Telecommunications and Networks: The growth of tablets and smart phones, combined with the accelerating growth of video and multimedia traffic, will continue to increase the demands on network providers' networks and enterprises' systems. The growth in adoption of wireless communications (including 4G/LTE), virtualization technologies and cloud computing will require service providers and enterprises to further invest in their network infrastructure. Software Defined Networking ("SDN") and Network Function Visualization ("NFV") are technologies that carriers and network equipment manufacturers are pursuing and aggressively testing in their lab environments and selected networks. New eco-systems are being developed around NFV Conformance and Interoperability testing.
Wireless competition has intensified in the U.S. and underlying technologies are advancing to ensure better economics and agility. The nature of competition and change continues to put pressure on our customers in the service provider, equipment manufacturer, and large enterprise spaces. Our core technical services remain in demand and we continue to build out additional capabilities in 4G/LTE, Over-the-top ("OTT") video enablement, big data management, and software systems that make our customers more efficient. New software technology persists as the dominant change agent in the advancement of communications services.
Customers are looking for providers with highly relevant expertise, including offshore and onshore data analytics and software development capabilities specifically tailored to communications services providers and their end customers. Service providers and media companies in this vertical are seeking out vendor partners with deep expertise in systems technology for network equipment manufacturers and new OTT media competences.
Healthcare and Pharmaceuticals: Patients are increasingly empowered with access to personal health data and supporting technologies. Pharmaceutical companies are being driven towards outcomes based medicines and are required to embrace new technologies to streamline and accelerate their drug discovery and commercialization activities. Furthermore, the Healthcare and Life Sciences industries are converging, opening up a significant potential within each of these two fields especially in the R&D domain. For example, clinical, pharmacovigilance, and regulatory processes will be advanced and accelerated with techniques, such as machine learning and natural language processing. Competitive landscape in this vertical is comprised of traditional IT vendors without extensive industry experience, and sector-focused providers who do not have adequate capabilities with cutting edge technologies. Clients are looking for vendors who are capable of handling complex domain-focused engagements, which are outside of the scope of commoditized IT services, and incorporating innovation and technologies of tomorrow.
Travel and Aviation: New technologies and a shift to mobile devices and social media have transformed the way the travel experience is offered and managed. Concepts like connected airplane made possible through IoT-based technologies and airplane infotainment on demand are becoming more and more popular with clients in this vertical. With software technologies transforming the travel industry, highly personalized customer service of the traditional travel agent has been nearly eliminated in favor of customer self-service. The players in the travel and aviation industry demand new solutions that return the business focus onto the customer while improving the way the travel experience is offered and managed. This change from a transactional model to a relationship based consumer centric model opens up additional opportunities for travel technology companies, from new product development to the transformation of legacy systems. For aerospace companies, in addition to stringent industry regulations and security requirements, it is necessary to keep with the pace of technological innovation while managing overall profitability.
Thus, with increasing cost and competitive pressures, travel and aviation companies will continue to be attracted to high quality, low cost IT services and solutions providers. Therefore, we see prevailing demand from existing clients in the areas of big data processing, analysis and visualization. Clients are also interested in developing mobile applications for travel, such as travel assistants, disruption management, loyalty and in-flight entertainment. Additionally, there is interest in emerging technologies, such as Near Field Communication (NFC), and indoor positioning based on low-power consuming technologies, such as Bluetooth.
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

Energy and Utilities: With an aging energy distribution infrastructure and increased regulatory pressures to implement smart grid and demand response services, IT needs of energy companies will continue to grow. Furthermore, the popularity and progress of green and renewable technologies combined with the ever-increasing need to cut costs is expected to drive demand for innovative, high quality and low cost IT services providers. Prevailing digitization trends are also affecting this sector generating demand for IoT-based technologies and big data / analytics, including telemetry. Technology plays a greater role in increasing effectiveness and enhancement of the oil and gas production process. The enterprises in this segment are looking for IT capabilities in automation of geological data collection, modeling of drilling logs, extraction optimization, well completion analysis, as well as analysis of drilling data pools delivered by the connected censors participating in the entire drilling process.
Growth of CEE as a services delivery location
Availability of high-quality talent
CEE's large pool of highly educated and experienced IT professionals with strong technical skills makes the region an appealing outsourcing destination. Countries in CEE have historically demonstrated a strong focus on technical education, exemplified by the high proportion of students in this region with higher education degrees in the areas of applied mathematics, physics and engineering.
The availability of human resources throughout the region, in particular in Ukraine, Russia, Poland, Romania, and Bulgaria allows providers to be as agile and scalable as necessary.
Ukraine. According to the July 2017 Gartner Report, Evaluate Offshore/Nearshore Countries for Outsourcing, Shared Services and Captives in EMEA, 2017," by Neil Barton, et.al., "Ukraine grew rapidly as a location of nearshore software development until 2014: The labor pool of programmers alone was estimated as 30,000 in 2015. Technical skills are excellent; English language skills are good; and labor rates remain very attractive, given current exchange rates". The report continues "most buyers of software development in Ukraine now do so through large system integrators headquartered in the West". Our engineering headcount as of March 31, 2018 in Ukraine amounted to 3,265 engineers.
Russia. The United Nations Educational, Scientific and Cultural Organization ("UNESCO") estimates that 28% of all graduates in Russia receive degrees in the field of science and technology. Our engineering headcount as of March 31, 2018 in Russia amounted to 1,872 engineers. According to the July 17, 2017 Gartner report, "Evaluate Offshore/Nearshore Countries for Outsourcing, Shared Services and Captives in EMEA, 2017," by Neil Barton, et.al. (the "July 2017 Gartner Report"), "According to Russoft, Russia's software development and IT service export industry is worth $4 billion a year and grows at a 14% CAGR. Some 110,000 engineers currently work in the IT service industry, with around 60,000 STEM graduates entering the workforce each year. The Russian government continues to fund universities to perform at worldwide standards, and students continue to achieve excellent results in software development competitions. Around 75% of IT workers speak English, while 3% speak German. Moscow has the largest cluster of delivery centers. Lower rates can be found at secondary cities such as St. Petersburg, Novosibirsk, Nizhny Novgorod, Kazan, Yekaterinburg, Tomsk, Taganrog, Rostov-on-Don and Voronezh."
Poland. During fiscal year 2018, our engineering headcount in Poland was 1,741, a 3.7% decrease year over year. According to the July 2017 Gartner Report, "Poland was one of the first countries in Eastern Europe to build a nearshore service capability, and it remains one of the most successful. Over 900 delivery centers operate from the country, with 140,000 people working for service providers, and a further 70,000 working in captive and shared-service centers operated by multinational corporations. About 60% of the labor pool is in Krakow, Warsaw and Wroclaw. Secondary cities such as the Gdansk Tri-City and Katowice agglomerations are growing fast, and activity is now growing in Lodz, Poznan, Bydgoszcz, Rzeszow, Lublin and Szczecin. Gartner estimates that a software developer with two years of experience earns between $23,000 and $25,000. Labor inflation for IT workers is 3% to 5%, and labor attrition rates are between 12% and 18%."
Romania. The language capabilities of the local human capital position Romania as an attractive offshore destination for IT services outsourcing, although competition for skilled resources may be intense. Our engineering headcount as of March 31, 2018 in Romania amounted to 1,477. According to the July 2017 Gartner Report, "According to the Association of Business Service Leaders in Romania (ABSL), the country's IT service industry is worth over $2.5 billion and is expected to continue growing due to its labor costs and technical and language skills. Romania has invested heavily in technology parks, with 2.25 million square meters of office space available in Bucharest and increasing options in cheaper secondary cities such as Cluj-Napoca, Iasi and Timisoara.
In addition to English language skills, Romania is an interesting option for customers needing other European languages; 27% of IT workers speak French, and in total, Romania offers 2.7 million French speakers. German, Italian and Spanish speakers are also widely available. Romania's political stability has improved as an established member of the EU, and service exports continue to grow at above 10% per year. Romania is now home to delivery centers for more than 50 well-known multinational brands.”

Bulgaria. Our engineering headcount in Bulgaria as of March 31, 2018 amounted to 170 engineers. According to the July 2017 Gartner Report, "Building on its legacy as a key hardware and software supplier to Russia, Bulgaria has become a major provider of technical skills within southeast Europe, with service exports now contributing over 3% of the country's economy. Despite relatively low numbers of staff, Bulgaria's service export industry is growing rapidly due its healthy economy, political stability and strong foreign language offerings. Supported by a business-friendly environment and a legislative base derived from its EU membership, Bulgaria is being used as an outsourcing destination by an increasing number of European and North American businesses."
We seek out engineering excellence worldwide, especially in emerging markets, and move these resources to our larger locations, such as Poland, Romania or Bulgaria, utilizing benefits and established processes obtained during the initial relocation of our staff. Those benefits include monetary incentives from the governmental organizations of Eastern European countries. During the fiscal year ended March 31, 2018, we received 1.7 million PLN, or $0.5 million, in Poland and 0.1 million BGN, or $0.1 million, in Bulgaria. See more information on governmental programs and incentives in the "Government support for the IT industry in CEE" section.
The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report]) and the opinions expressed in the Gartner Report(s) are subject to change without notice.
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
Government support for the IT industry in CEE
The CEE region's IT industry is supported by favorable governmental policies. Russia has announced a number of initiatives to promote IT growth as part of a broader focus on modernization and innovation. For example, the Russian government provides qualified Russian IT companies with substantial tax benefits through a reduced social contribution charge rate program. This program resulted in savings for us of $9.5 million in the fiscal year ended March 31, 2017 and $11.8 million in the fiscal year ended March 31, 2018. In 2016 application of reduced rates was prolonged until 2023, after which the Russian government may take the decision to gradually increase the tax rates.
In 2012, the Romanian government started a state aid program for support of investments promoting regional development by using new technologies and creating working places. In the third quarter of 2013, our subsidiary Luxoft Professional Romania ("Luxoft Romania") applied to participate in this state aid program and received the requisite approvals in February 2014. As a condition to being accepted into the state aid program and receiving a 40% reimbursement from the Romanian government of the total salary costs of new workers during a period of 24 months starting on their respective hiring dates, Luxoft Romania undertook to do the following: (i) make an investment in equipment, furniture, and licenses of RON 1.7 million, or approximately $0.4 million, during 2014 and 2015, as part of the investment plan submitted to the Romanian government, and to maintain the investment for a period of five years thereafter; (ii) hire 250 workers during 2014 and 2015 and maintain the new working places for a period of five years after the first payment of the state grant related to each new working place, as part of the hiring plan submitted to the Romanian Government; and (iii) pay to the state budget, in the course of five years from the completion date of the investment, social tax payments of RON 49.3 million, or approximately $13.1 million at the exchange rate as of March 31, 2018, as stated in the business plan submitted by Luxoft Romania to the Romanian government.
In 2013, the government of Bulgaria implemented measures to support IT companies, including reimbursing employers in Bulgaria for the social security contributions they are required to make in relation to newly hired personnel. In 2014, we received a grant for the reimbursement of such social security contributions we must pay for new personnel we hire in Bulgaria. This incentive applies to remuneration to be paid by us to such employees during the first year of employment. During fiscal year ended March 31, 2018, we received a reimbursement under the grant in the amount of 0.1 million BGN or $0.1 million.
The Special Economic Zones ("SEZ") in Poland are areas in the country where investors may set-up a company and run their business under preferential conditions. These conditions include an exemption from the corporate income tax for companies in Poland. Our subsidiary in Poland conducts a part of its operational activities in the territory of Krakow SEZ. Our profit generated from operations in the SEZ is non-taxable within the amount of tax credit calculated based on eligible expenses. Since the amount of the relevant tax credit currently exceeds the amount of income tax payable with respect to profits earned in the SEZ, we pay no income tax in relation to this subsidiary's operations in the SEZ.
Additionally, during fiscal year 2016 we received an award from the Polish Agency of Foreign Investments. The award provides for a monetary subsidy of 8,688 PLN to our company for each individual hired in Poland over the next five years subject to certain conditions. During fiscal year ended March 31, 2018, we received a payment in the amount of 1.7 million PLN or $0.5 million. Also, in Poland the law provides for a personal income tax benefit in part of employment income provided by an application of a deemed cost deduction (but not greater than PLN 85,528 for each individual). Such benefit is available only for employees who, while performing their daily duties, are creating intellectual property with certain conditions. This deduction has resulted in the personal income tax savings of $4.1 million in the fiscal year ended March 31, 2017 and $4.6 million in the fiscal year ended March 31, 2018.
Competitive strengths
We believe the following strengths differentiate us from our competitors:
Deep vertical expertise with focus on end-to-end service offerings and solutions. We focus on three lines of business that are technology- and data-intensive, that, we believe, present a large and growing market opportunity. To enhance our expertise further, we recruit highly skilled IT professionals with significant understanding of industry-specific business operations and issues and substantial technology experience. We have also built substantive practice areas within our lines of business to address our clients' most pressing problems. We believe that our expertise and services offered within these verticals are superior to those of our competitors and serve as compelling differentiators for our customers.
Strong domain practices anchored within Digital Enterprise. Over the past several years, we have developed expertise in domain practices, including IoT, Big Data, Cloud, DevOps, and Digital Experience. The purpose of these domain practices is to operate across all of our verticals and deliver higher customer value and synergies by reinforcing our Digital Enterprise's technical capabilities and niche-focused domain services within these lines of businesses. We believe these domain practices are critical to the ongoing success of our clients. Each practice has a dedicated pool of resources, including its own budget, time and IT professionals. We believe that our domain practice knowledge, applied within the industry vertical context of our clients' business needs, provides us with a strong competitive advantage.
Long-term relationships with multinational clients. Our largest clients consist primarily of Fortune Global 500 companies. As of March 31, 2018, five out of our top ten clients have been with us for five or more years and we have experienced very low turnover in the past. Many of our large relationships began as standalone pilot projects, the success of which enabled us to win additional mission critical, multi-year development engagements. Because of our delivery of consistently high quality and innovative results, our relationship with many of these clients evolved into large scale collaborative relationships and managed delivery engagements whereby we entered into outcome-based arrangements. We generally enter into multi-year master services agreements that encompass multiple stages of clients' IT development cycle. We leverage these relationships to develop a sophisticated understanding and extensive knowledge of the clients' businesses, aiming to become vendor-partners for a wide variety of their CTB IT needs, and thus providing higher quality services, better business outcomes and stronger relationships.
Highly educated and experienced workforce. We are committed to recruiting, developing and maintaining a work force of high quality IT professionals. We have invested significant resources to grow from 2,619 IT professionals as of March 31, 2009 to 10,844 technically sophisticated IT professionals as of March 31, 2018. Certain of our delivery locations, such as Bulgaria, Poland, Romania, Russia, Ukraine, and Vietnam, are strategically established in regions with large pools of highly skilled engineers and a strong focus on technical education. We have improved relationships with key academic institutions in strategically important and fast-growing locations of Luxoft, including Poland, Romania and Bulgaria. In addition to helping us to attract talent, this enables us to continue increasing employer brand awareness in these regions. For more information on our recruitment and retention programs, see "Recruitment and Retention" below. We believe a continuous increase of our average annual revenues per billable engineer is a result of us consistently training and successfully retaining our staff that is delivering higher quality value-added services to our clients. During the fiscal year 2018, our revenue per delivery engineer increased to $82.2 thousand as compared to $78.3 thousand for the fiscal year 2017.
Global delivery platform. Our secure delivery centers across 35 cities allow us to provide managed delivery and value added services for software development and innovative IT solutions. We believe that having such an expansive and scalable delivery platform is one of our key differentiating factors. On one hand, it offers worldwide offshore and near-shore seamless support to our clients. On the other hand, it serves as a powerful engine fueling the growth of our business and resolving bottlenecks in talent supply. As we execute engagements for many clients we have a certain degree of discretion with respect to workflow distribution between our delivery locations with differing macro attributes (i.e. wage inflation and interest and currency rates), for example, Krakow and Wroclaw in Poland, Bucharest in Romania and Kiev in Ukraine versus Omsk, Russia, Dnipro, Ukraine and Ho Chi Minh City, Vietnam. The latter group usually has lower wages, lower wage inflation, stable talent pool and lower attrition.

Managing work flows in that fashion enables us to increase the utilization of our IT professionals by effectively allocating work based on resource and talent requirements to balance cost and achieve scalability, and mitigates certain economic risks, such as wage inflation, that might affect any single geography. Our dedicated delivery centers are distributed across time zones among our delivery locations and consist of teams of IT professionals dedicated to a single client. This setup allows us to work seamlessly for clients in different time zones and maintain a cultural and geographic cohesiveness with our clients' on-site teams. We believe that serving our clients by means of this model, combined with the mission critical nature of engagements, reduces the risk that our clients will switch vendors and drives recurring revenue. We have been keeping, on average, approximately 84% of our engineering workforce located in offshore and nearshore delivery centers as of March 31, 2018, which is intended to reduce our costs by limiting the use of expensive on-site personnel.
Strong and experienced management team. We benefit from the effective leadership of an international management team with diverse backgrounds and extensive experience in IT services. Each member of our senior management team has on average more than 16 years of industry experience as of March 31, 2018, and has extensive experience in working both inside and outside of CEE for large and multinational corporations. Our CEO has been with us since our inception in 2000, and many of our managers have been with us for seven or more years.
Strategies
Our goal is to become the end-to-end solutions provider of choice for core systems and mission critical software that enhance business outcomes and help enterprises remain competitive. Typically, within our three lines of business, we target HPAs having potential to reach at least $5M in recurring annual revenue and three year forward CAGR of at least 30% within three years of inception.
HPAs are large multinational companies that require significant amounts of sophisticated IT services and solutions on an ongoing basis with an intention to become an embedded, strategic provider for their high-end technology needs. We intend to expand our offerings to current clients and to win business from new clients by pursuing the following:
Develop new capabilities and service offerings within our lines of business. We plan to expand our offerings to large multinational clients with whom we already have a strong relationship, and to win new clients within our three lines of business. We intend to use our multi-site global dedicated delivery model, vertically aligned client-facing teams and innovative industry-specific products and platforms to increase our share of high value engagements and diversify across our existing clients' divisions and departments. For example, for our financial services line of business, we opened a delivery center in Gothenburg, Sweden in 2015 to be in close proximity and better serve our clients in the Nordic region of Europe. We opened delivery centers in Bangalore and Malaysia in order to expand our services within the growing APAC market. Additionally, we opened a new delivery center in Berlin in early 2018, the result of a strategic collaboration with a major German multinational automotive manufacturer. This has helped to attract new automotive talent for the software development of next-generation intelligent user experience.
Further, in Automotive and Transport line of business, we seek to expand beyond software development services around cockpit, and increasingly target new sources of revenues. Today we see more and more demand for independent software integration outside of the cockpit—for the Under the Hood area of the car. This includes software for powertrain, chassis, and for the body of the car, which must run and communicate fast enough to meet timing, quality and safety requirements for the safe continuous operation of the vehicle.
We also seek to expand our service offerings in all of our lines of business by taking over our clients' captive IT operations, which also benefits clients by reducing the total cost of ownership. We plan to continue to invest proactively in and develop our innovative proprietary solutions around emerging technologies, supporting trends and critical client needs in our industry verticals.
Leverage domain practice expertise to win new business. We intend to leverage the domain practice expertise we have developed and to continue to develop new technical expertise. We believe that our continued dedication to several key domain practices will result in substantial business outcomes for clients who use our services and solutions, and will translate into more business for us. In addition to being helpful to existing clients, we plan to use the products and platforms we have developed within our domain practices as pre-sale tools to demonstrate our capabilities to new clients in the existing verticals and to help us diversify to other industries, such as retail, manufacturing, healthcare, pharmaceuticals and others.
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
Attract and retain top quality talent. To support our growth and maintain our competitive position as a leading high-end IT service provider, we grow our highly skilled employee base by continuing to execute our sourcing and hiring practices and enhancing our brand as an employer of choice in the industry and numerous countries around the worlds in which we currently have presence. We plan to continue to enhance our human resources infrastructure as our business grows. We seek to maintain our comparatively low attrition rates through our internal training programs and employee initiatives, including rewards and incentives for high-performing employees. Since 2001, we have been building a successful track record of establishing delivery centers in CEE, Asia Pacific and Western Europe, where we have access to highly educated IT professionals at attractive wages. Over the past fiscal year, we have opened delivery centers in Eindhoven, Berlin, Bangalore, and Tianjin. We plan to continue opening delivery centers in CEE, APAC, and other emerging and developed markets that strategically fit into our existing nearshore and offshore delivery network.
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
On September 27, 2017, we acquired Unafortis AG (subsequently renamed to Excelian Luxoft Financial Services AG), a Swiss-based wealth management consultancy specializing in Avaloq implementations and business consulting anchored in IT services. Avaloq is a provider of fully integrated banking software for the back, middle, and front office. With a team of in-depth experts dedicated to Avaloq-related services, Excelian Luxoft Financial Services AG is one of its leading implementation partners. This acquisition deepened our expertise in standardized software and enables our Financial Services line of business to target a growing global client base within the wealth management, private, and universal banking sectors.
On August 22, 2017, we acquired DerivIT, a Singapore-based financial services-focused technology consulting provider. DerivIT provides a unique blend of technology expertise, deep domain understanding and strong knowledge of leading platforms in credit and risk management and capital markets. This transaction cemented a strong foundation on which we have been building out delivery platform in APAC to service numerous high-potential clients in the region. In addition to helping us pursue new business opportunities in financial, automotive, telecom and other sectors in the region, this transaction also positioned us to better respond to interest on the part of a number of our existing global customers. Furthermore,we have recognized immediate cross-selling opportunities between derivIT and Excelian, our Financial Services line of business, due to a highly synergistic customer base and deep expertise in financial software platforms. After the acquisition, our delivery footprint, catering to enterprises located in Singapore, Australia, Hong Kong and the Middle East, also includes India, Malaysia, and China.
Recent Initiatives
During fiscal 2018 we have committed and started executing on a series of steps that we believe lead to a strengthening of our business with respect to the following: reduction in customer concentration, reduction in vertical concentration, enhanced geographic presence in the U.S. and Asia Pacific, entrance into new verticals, expansion of the global sales force, growth of global delivery centers, and acquisition of attractive HPAs.
As a result of our efforts, top ten account concentration decreased by 8% year over year; we strengthened our value proposition for our clients; further expanded our global presence in the U.S. through organic hiring of sales customer facing personnel, continued to build-out our vertically aligned offerings, and created a deeper and more diverse customer portfolio.
As of March 31, 2018, our on-shore headcount was approximately 14% of total delivery personnel.
We continue to limit our exposure to any geography to no more than 30% of the engineering headcount in the mid-term and 25% in the long term. As of March 31, 2018, our presence in Ukraine was 30% compared to 31% in the prior year. As of March 31, 2018, our presence in Russia was 17%, compared to 19% in the prior year. All other geographies have less than 25%

of the overall engineering personnel, in-line with our mid-term target. We plan to continue reducing staff concentration in Ukraine by accelerated hiring in other regions. In addition, we plan to further expand our global delivery model in APAC and North America.
Our capabilities
Luxoft brings a wide variety of modern and emerging technologies and expertise across industry verticals. It plays an important role in differentiation from our peers as it enriches our capabilities and service offerings. Modern cutting edge technologies include Cloud, Internet of Things ("IoT"), Big Data / Data Analytics, Digital Experience, Mobile, and DevOps, which occupy an increasing part of corporate IT budgets today. Emerging technologies are focused on bleeding edge IT trends and include blockchain, robotics, machine learning, artificial intelligence and deep learning.
Luxoft focuses on the research and development of its respective subject matter and has a dedicated pool of IT professionals. The purpose is to contribute knowledge and expertise to generate better synergies between technical capabilities and niche-focused domain services within all of our lines of businesses.
For example, we bring our Big Data expertise into our current alliance with the technology organization at one of our European Union based banking clients. We are working together on a multi-year strategic program of rebuilding core data warehouse platform used for regulatory reporting and business performance management. We believe the combination of our broad range of services and solutions, along with our deep industry and domain expertise, allows us to work concurrently on multiple mission-critical engagements for a single client, leaving us well positioned to increase our share of our clients' core technology budgets. We also believe that our services and solutions will allow us to diversify our current business and access new clients, resulting in lowered customer and vertical revenue concentration.
Agile
Our Agile practice helps clients to develop new applications using Agile methodology and to transition their existing enterprise development processes such as waterfall (end-to-end development with delivery upon the completion of defined tasks) into Agile. The principal differentiator of Agile methodology is its ability to deliver code frequently and consistently, usually every two to four weeks. The Agile approach usually involves small cross- functional teams of engineers (Scrum teams) that work on the same project, often in a distributed environment. The main advantage of utilizing Agile methodology, and the reason we built a CoE within the Agile practice, is its flexibility and quick response to change, which is critical to our clients because of shrinking product lifecycles. Agile's client-driven iterative development lets the client steer projects, iteration by iteration, and determine execution priority. This approach helps foster stronger client relationships, identifies mistakes and allows us to implement last minute changes without losing critical time and generating additional expenses. It also enhances shared learning and communications processes and solidifies teamwork. Luxoft was accredited as a Member Training Organization of International Consortium for Agile ("ICAgile") in January 2014. ICAgile develops education tracks and learning objectives for its members' training classes, and accredits course materials for covering particular set of topics. We have 3 accredited courses for Agile professionals: ICP Agile Fundamentals, ICP Business Value Analysis and ICP Agile Team Facilitation, participants of which are recognized as ICAgile Certified Professional after successful completion of learning objectives. Other options for continuous Agile at Luxoft include regular webinars and blog articles on Agile/Lean practices, coaching and facilitation techniques.
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
Blockchain

Distributed Ledger Technologies (commonly known as blockchain) are recognized as a likely disrupter of business models across most industry eco-system. Over the last three years, Luxoft has invested resources into understanding and building our blockchain expertise.
Luxoft is a founding member of the Crypto Valley Association, established partners with Chain, R3 and Evernym, and one of six IT consulting and services companies with blockchain capabilities available to Amazon Web Services (AWS) users. We focus on enabling companies to adopt a blockchain strategy quickly and easily while engaging closely with stakeholders to ensure it delivers business value.
We have a long-term technology strategy which enables us to work with a customer to evaluate whether blockchain makes sense for the selected use-case. We then help clients pick and choose a solution that will deliver the highest value, whether that be the best individual platform or a combination of ledger technologies.
DevOps
The need for a defined DevOps focused center of excellence ("CoE") has been gaining momentum. This has been driven by the need to reduce friction between development and operations groups within organizations that historically have been focusing on different and usually conflicting goals. Applying DevOps approaches and culture leads to numerous improvements including faster time to market, higher quality code delivery, increased infrastructure stability, enhanced scalability and automation of controls and development processes. All of these improvements lead to reduced costs and increased effectiveness of our clients' businesses. We currently have Continuous Delivery Transformation and Infrastructure Automation offerings that are relevant for virtually all lines of business.
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
Internet of Things (IoT)
Luxoft IoT helps our clients find the right end-to-end solutions that integrate hardware, applications and cloud services to maximize the impact to their operations. The Luxoft IoT team has helped clients in a variety of industries including manufacturing, retail, high tech, communications and aerospace. Since our purchase of Radius Inc. in October 2014, we have continued to build out this domain practice and to advance our IoT offerings across all lines of business. We are advancing our intellectual property ("IP") and solutions portfolio using both internal resources as well as our marketing platform.
Mobility
Our mobility practice offers our clients full product life cycle development of mobile applications. Our engineers have expertise in mainstream mobile platforms, including iOS, Android and others, as well as specific frameworks for cross-platform development. These frameworks allow rapid building and deployment and cost effective maintenance of products for a range of consumer devices, while providing a unique user experience. Our services span through every functional area, from user interface design to development of server-side solutions to integration with enterprise back-end applications and payment systems. Our broad project portfolio includes a number of innovative applications—such as enterprise dashboards, media monitoring systems, animated user guides, electronic document management, booking and reservation and home automation solutions—for the travel, financial services, retail, energy, automotive and other industries.
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
Technology consulting
Our technology consulting services are designed to address clients' needs in each of our three lines of business, while leveraging our in-depth expertise in technology and our best practices to optimize our clients' software processes and data security procedures. Our technology consulting services generate a small portion of our sales and include IT strategy consulting, software engineering process consulting and data security consulting. We use our best practices, methodologies and frameworks to assist clients in establishing and improving their software development processes, including metrics analysis, quality control and appraisal procedures.
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
Our platforms
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
Qt Automotive Suite. The Qt Automotive Suite was released in 2016, and we continue to build upon the suite and progress its development. Qt empowers developers to create stunning user experience and ease the integration toward the system backend. For frontend QML enables developers to composite beautiful UI screens by combining UI elements in a storytelling way. Qt also supports backend developers to mix QML with C++ components to fit the backend logic or Integration toward micro services through IPC. While Qt Automotive suite complements the solution by providing multi-process and multi-app architecture through Qt Wayland Compositor and Qt Application Manager.

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
Symtavision Tools. We provide software tools and consulting services focused on scheduling analysis, architecture optimization, and timing verification. These tools and services are for planning, optimizing, and verifying embedded, real-time systems within all modern automobiles. Symtavision tools, building on our proprietary intellectual property, focus on increasingly important software integration and timing analysis in the chassis, powertrain, body, and driver assistance domains as well as in-vehicle networking. As the automotive industry increasingly adopts and implements Advance Driver Assisted Systems (ADAS) and Driver Automation, the demand for tooling and expertise around real-time systems design and development creates a growing opportunity. Symtavision Timing Analysis Tools are market-leading for scheduling analysis, architecture optimization, and timing verification for ECUs and software integration, embedded networks, communication and distributed embedded systems (E/E).
Pelux. Pelux is a base development platform designed to provide the building blocks for automotive software development projects, which is now available on Open Source. PELUX 1.0 was developed from Luxoft’s PELUX software suite, which for over four years helped carmakers and tier one suppliers to develop converged automotive systems for infotainment, autonomous driving, body control and communication. PELUX 1.0 leverages well known open source projects such as Linux, Yocto and GENIVI in order to provide a base development platform. The platform is complemented with project blueprints and documentation that provides a state of the art development experience in embedded Linux device creation, tailored specifically to automotive needs. Luxoft Automotive’s PELUX team leverages Open Source, Agile ways of working and smart integration concepts enabling carmakers to build next generation in-vehicle infotainment systems and accelerate HMI development projects.
ARP. ARP is Luxoft’s Automotive Hardware Reference Platform developed together with Intel. It is uniquely positioned to drive co-creation of smart solutions in the following areas: Designing for advanced prototyping of Digital Cockpit platforms; Capable of driving a vehicle’s instrument cluster, head unit display, cockpit occupant monitoring and driver assistance systems simultaneously; On-board FPGA - powerful expansion capabilities for advanced I/O requirements; Interchangeable SoC modules (supporting both Intel & ARM architectures) via open SMARC 2.0 standard; Fully supported by PELUX / Qt Automotive Suite software stacks. With ARP, Luxoft demonstrates the capabilities of the Silicon and Technology Vendor Practice as well as thought leadership through a unique technology knowledge portfolio that cultivates both the understanding of silicon, sensor, display, AI technologies as well as the relation between human and machine.
Our Lines of Business
We have developed specific expertise and grown our business in three lines of business:

•	Financial Services;

•	Automotive and Transport; and

•	Digital Enterprise.
The following table sets forth our sales by line of business, both by dollar amount and as a percentage of our sales for the period indicated:

	Years ended March 31,
	2018		2017		2016
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
Lines of Business
Financial services	$514,313	56.7%	$483,801	61.6%	$446,138	68.6%
Automotive and transport	158,430	17.5	110,839	14.0	78,698	12.0
Digital enterprise	234,023	25.8	190,921	24.0	125,916	19.0
Total	$906,766	100%	$785,561	100%	$650,752	100%
Financial Services
Financial Services is our largest line of business. Since we began working with financial services companies as clients in 2003, we have been engaged by global institutions to develop, deploy and maintain a broad range of systems. We provide our clients with complex, end-to-end engineering services and solutions, such as the development of trading platforms, risk management systems, clearing and settlement solutions and low latency exchange connectivity adapters. We have also developed comprehensive risk visualization and mobile products and platforms that are specifically focused on clients in the financial services sector. We possess not only expertise in technologies that are crucial for financial services players, such as big data, mobile, cloud and information security, but also in reference data management, risk management, and others.
Banks are currently aiming to streamline and simplify their IT infrastructure in response to narrowing margins and elevated regulatory and compliance requirements. As a result, they are deploying standard software solutions for core banking, enterprise trading and risk management. Our acquisition of Excelian, completed in February 2015, helped us enter this segment of the market. We help our clients to execute highly complex, business critical, technology transformation projects with precision and competitive pricing. Our Financial Services line of business provides an array of consulting, solutions, and system integration services to investment banks, commercial banks, asset managers, wealth managers and private banks world-wide. We have partnered with major platform providers in this space, such as Murex, Calypso, and Avaloq that provide turnkey products. We also perform implementation of other packaged solutions like PEGA and IBM BPM. This allows us to embed our services into the ecosystem of the banks, providing end-to-end services around standard packages and custom software development, thereby gaining wallet share within our HPAs.
During fiscal year 2018, we continued to gain market share within the capital markets industry, particularly within wealth management, due to our unique combination of technology skill and deep understanding of the financial services market. We are also beginning to expand into Tier 2 banks, which have a high growth potential. Over the last 14 years, we transformed from a CEE software outsourcing partner to a global consultancy, operating in four regional markets (CEE, Western Europe, North America, Asia Pacific). We've also expanded our delivery hubs from a local base in Europe to locations in North America and APAC. We will continue to focus our efforts on building a diversified business portfolio in the growing segments of the financial services market.
Automotive and Transport
In our Automotive & Transport line of business, we provide product development and system engineering services to various categories of automotive and transport industry players including car manufacturers (OEMs), tier-one and tier-two suppliers and diversified service companies. We enable the mobility revolution by co-creating smart solutions that empower our clients to make the transition to sustainable mobility. We have deep industry and technology know-how and the global delivery scale that allows us to partner independently with OEMs and tier-one suppliers.
Our services cover the entire product development cycle from innovation vision and design to prototyping, development, system testing, verification and infield car drives. We have several platforms and products that may significantly reduce time and efforts required for development of new IVI and HMI solutions by our clients. Currently, our portfolio includes such products, platforms and demonstrators as Qt Automotive, Pelux, Populus, Allview. We are an active member of different industry associations focused on developing unified standards for Automotive systems, such as Autosar and GENIVI.
The automotive industry is currently experiencing rapid technological evolution driven by digital disruption and electrification of the vehicles, requiring complete re-design of in-vehicle architectures and off-board service infrastructure. We view ourselves to be one of the few sizeable independent software development service providers in the automotive space. To further capitalize on this position we have developed expertise in Autonomous Driving space as well as enhanced our offering within Digital Cockpit space through the acquisition of Pelagicore, to complement our existing expertise in the IVI area. We fully integrated Pelagicore in fiscal year 2018 and continue to serve a large number of blue-chip corporations, enjoying industry recognition as thought leaders in the HMI space with deep expertise in open source technologies, the cross-platform user interface development framework Qt, and in IVI systems. Our end-to-end offering for our clients is covering four major areas:

•
Autonomous Driving - we offer system architecture and network design, along with large-scale integration of autonomous technologies for Tier-1 suppliers. We additionally enable faster and higher quality software development with our technology & expertise-driven services in the areas of timing analysis and automated data annotation.

•	Digital Cockpit - we engineer solutions enabling carmakers to develop user experiences that are natural extensions of consumers digital lifestyles

•
Connected Mobility - we enable intelligent services in the cloud and connect the vehicle to core business processes. For example, remote diagnostics is becoming increasingly important from the connected car advancement and safety standpoints. Remote diagnostics allows gathering data from the vehicle fleet in the field and using diagnostic tools to understand the condition and the performance data in each vehicle.

•
Silicon Vendors and Technology Partners - we collaborate with a variety of silicon vendors and technology partners in order to offer offer silicon software development and consulting services. These services include board support packages, Linux driver and related hardware enablement, and compiler and tooling support.

Digital Enterprise
Our Digital Enterprise line of business supports digital transformation and capabilities across a wide variety of industries:
Media, Telecommunications, & Networks
Today's telecom & wireless carriers and Multiple System Operators (MSOs) face intense competition, profit margin pressures, challenges relating to network capacity, speed and quality, and new generation technologies requiring significant infrastructure investment. Our field engineers, software developers, solution architects and data scientists are currently engaged in networking and data communication development projects for several leading global infrastructure equipment and network analytics, service providers as well as test and measurement market leaders in the telecom and networking industry sector. We predominantly deliver our services and solutions within the following four areas:

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

•
Over-the-top content providers—in January of 2017 we have completed an acquisition of IntroPro, an engineering consultancy with deep expertise in complete lifecycle of enterprise and embedded software architecture, development, testing and QA, maintenance and managed services for content delivery. It is specifically focused on TV, Media, and Entertainment industry. Thus, this acquisition further deepened our vertical expertise and widened our offering for the wireless and cable/satellite providers.

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

•
Network Function Virtualization (NFV)—we continue see strong movement by service providers around NFV. Because of the immaturity of the standards and lack of tools required to deploy additional testing, our SDL (Software Defined Lab) assists communication providers in much needed testing and assurance measurement aspects. Based on our expertise with Network Equipment Manufacturers, we have been in development of SDL for over 2 years. SDL will equip communications providers with a vendor-agnostic testing tool that can be used virtually, physically and as a hybrid. Thus, as communications providers look to reduce costs by moving to NFV, they can test a variety of scenarios in the environment of their choice.

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
Healthcare and Pharmaceuticals
We believe our company is ideally positioned to leverage deep expertise of technologies, digital solutions and global scale to support significant opportunities across the Healthcare & Life Science landscape. Through our recent acquisition of Insys Group, Inc. we have obtained an existing client base in the payer/provider and large pharma segments. We are building this vertical to become one of the four verticals of our focus and believe that these two segments will be exposed to leading technology capabilities that drive both operational efficiencies (automation, analytics, cloud adoption, user experience) and business model innovation (NLP, IoT, AI, blockchain).
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
Travel and Aviation
The travel industry faces many challenges, including changing regulatory and security requirements, fluctuating fuel prices, intense competition and industry consolidation. Therefore, OEMs, suppliers, airlines, aircraft manufacturers, e-commerce travel providers and other participants in the travel and aviation industry are looking to optimize their operating expenses, reduce environmental impact and improve passenger comfort, convenience and safety. Our capabilities include design of engineering data, management and flight control systems, aircraft assembly and maintenance, airport ecosystem management and e-commerce and reservations system solutions for clients such as airlines, hotels, car rentals companies, travel agencies and cruise lines. There are two different types of IT needs generated within the travel and aviation industry: one is for airlines and hotels, which require product approach, and the other is for Global Distribution Systems ("GDS") companies, which largely look for technology services.
Technology
Our technology expertise focuses on independent software vendors, chipset and computer electronics vendors and computer hardware providers who rely on us to help them create innovative software-intensive products, solve software integration challenges and create and implement complex algorithms, while helping to manage their costs. Partnering with us allows these vendors to increase their efficiency, for example by reducing time-to-market for their products and enhancing R&D productivity. We deliver embedded development and system verification of software components and tools for hardware produced by our technology clients, as well as high-performance transactional systems, real time embedded applications and application security. Additionally, as we continue to grow our global operating platform and software delivery capacity, we seek to have more of these customers engage us as a channel partner to deliver their product or service to their end customers.
Energy & Utilities
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
Mobile Field Module (Mobile FM):    Mobile FM is a software platform designed specifically for the Oil and Gas production filed digitalization. It significantly simplifies the process of collecting production data on oil and gas fields, and allows field engineers to use necessary parts of entire enterprise systems in the field, even without an internet or mobile connection. Mobile FM provides the functionality for entering, validating, processing and storing such types of data as daily readings, oil hauls, well tests, gas analysis, downtimes, purchaser statements, integrated volumes, monthly LACT tickets and other. This platform enhances the existing process, and makes it more efficient and reliable by reducing human error. This solution can be implemented on such mobile platforms as Android, iOS and Windows Phone, which allows use of the full range of mobile functionality, such as geolocation and camera features, making the field engineers' work simpler and faster.
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
Our delivery centers

With a presence in 21 countries, offices in 42 cities and delivery centers in 37 cities, we service multinational organizations through our global dedicated delivery model that comprises an optimized mix of nearshore, offshore and on-site delivery capabilities.
During the fiscal year ended March 31, 2018, we expanded our delivery network organically and via acquisitions. This is in line with our strategy for continued growth and diversification of global sales and delivery. In order to meet increasing demand for our engineering services and deep domain expertise, we opened new delivery centers in Eindhoven, Berlin, Bangalore, and Tianjin.
 We employ a number of on-site IT professionals in Canada, Germany, Singapore, Switzerland, the United Kingdom, and the United States. The sophistication of our offshore delivery centers has allowed us to keep approximately 84% of our delivery personnel offshore as of March 31, 2018, deploying personnel to client sites on an as-needed basis. Our on-site and offshore delivery teams are linked through common processes, collaboration applications and tools, and a secure communications infrastructure that enables global collaboration. This connectivity gives our clients a choice between managing their work through offshore, near-shore and on-site delivery or any combination thereof.
As of March 31, 2018, we employed 1,872 IT professionals in Russia, representing approximately 17% of our IT professionals. Our Russian delivery centers leverage the country's advanced technological climate and engineering legacy to build a talented, motivated team of IT professionals.
As of March 31, 2018, we employed 3,265 IT professionals in Ukraine, representing approximately 30% of our IT professionals. Our operations in Ukraine leverage a strong talent pool and relatively low average wages to provide effective software development services to both national and global clients.
As of March 31, 2018, we employed 1,477 IT professionals in Romania, representing approximately 14% of our IT professionals. Our operations in Romania leverage a substantial talent pool that primarily services clients within the telecom vertical. Romania, a member of the European Union, provides geographic and cultural proximity to our clients throughout Europe and plays an important role in our global dedicated delivery model, providing geographic diversification and cost effectiveness.
As of March 31, 2018, we employed 1,741 IT professionals in Poland, representing approximately 16% of our IT professionals. According to the May 2017 Gartner Report, "The Polish government established 14 Special Economic Zones, which have attracted investors to Poland through incentives such as tax rebates. Polish Information and Foreign Investment Agency is one of the organizations backed by the government, dedicated to support investors planning to locate in Poland. Poland is part of the European Union and is familiar with Western culture. A common cultural understanding is beneficial in ease of doing business, and Polish natives understand the context in how organizations operate in the U.S. or Europe."
As of March 31, 2018, we employed 978 IT professionals in North America, representing approximately 9% of our IT professionals. This number should continue to grow as we increase our focus on this market.
Quality and process management
We have built a suite of comprehensive, customized applications and tools to manage the quality, security and transparency of our delivery process.
Our quality management system is ISO 9001:2015, ISO 27001:2005 and CMMI level 5-certified to ensure timely and high-quality delivery to our clients. This system enables clients to objectively evaluate our performance against their standards and procedures by identifying, documenting and resolving non-compliance issues and providing feedback to the client's project staff. It also includes systematic problem prevention activities like internal audits and causal analysis and resolution programs that detect root causes of problems and prevent them from occurring in the future.
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
Clients
Our clients include large multinational corporations in the financial services, automotive and transport, healthcare and life sciences, travel and aviation, technology, telecom, energy, and other industries. We have longstanding relationships with many of our clients, and five of our top ten clients have been with us for five years or more. We derive a large portion of our sales of services from clients who operate in a limited number of industries. In the fiscal year ended March 31, 2018, we derived 56.7%, 17.5% and 25.8% of our sales of services from clients operating in the financial services, automotive and transport, and digital enterprise industries, respectively. We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our sales from a small number of major clients. See "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We derive a large portion of our sales of services, and expect that we will derive a large portion of our sales of products, from clients who operate in a limited number of industries. While this gives us deep expertise in those industries, it increases our exposure to adverse conditions in any of them."
In the fiscal year ended March 31, 2018, our ten largest clients accounted for 57.6% of our sales. This includes both Deutsche Bank and UBS, whose relationships are described below. No other client represented more than 10.0% of our total sales. For the risks associated with our dependence on these major clients, see "ITEM 3. Key Information—D. Risk Factors—Risks related to our business and our industry—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially and adversely affect our results of operations."
Our largest client is Deutsche Bank, with whom we have worked since 2003 and which accounted for 17.6% of our sales in the fiscal year ended March 31, 2018. Our outsourcing master service agreement with Deutsche Bank (the "DB Agreement") will be up for renewal on December 1, 2020. Typically we renew such client agreements upon their expiration in the ordinary course of business. Prior to this date, the DB Agreement can be terminated by Deutsche Bank if, among other things: we commit a material breach of the DB Agreement and do not remedy it within 30 days; we breach the confidentiality provisions of the DB Agreement; we become insolvent; we experience a change of control; we experience more than a set amount of service level defaults or service disruptions; or a dispute arises regarding the credits owed to Deutsche Bank in the case of service defaults. We may terminate the DB Agreement if Deutsche Bank does not pay us, and does not remedy the non-payment within 30 days. Deutsche Bank can terminate the DB Agreement without cause by giving six months written notice. In addition, Deutsche Bank may terminate individual work orders of Framework Service Descriptions (year-long interim agreements) entered into under the DB Agreement with prior written notice.
UBS is our second largest client which accounted for 17.1% of our total sales in the fiscal year ended March 31, 2018. The Global Framework Agreement (the «UBS GFA») signed with UBS in 2010 is up for renewal on September 30, 2019. Typically we renew such client agreements upon their expiration in the ordinary course of business. Either party is entitled to unilaterally terminate the UBS GFA for common business reasons such as: a material breach not cured within 30 days including non-payment of fees by UBS; in case of insolvency and/or winding-up procedure; entering into credit arrangements or court applications to protect assets from creditors. UBS can terminate the UBS GFA, among other reasons, in case of: our breach of the security and confidentiality undertakings; our staff turnover exceeding a set threshold level during 6 months; a change of control event. Additionally, UBS can terminate the UBS GFA and any service order for convenience upon a 60 day written notice. For further discussion, see "ITEM 3. Key Information—D. Risk Factors—We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."
For the past several years, we have been building up a portfolio of HPAs. These are accounts that we believe have recurring annual revenue potential of at least $5 million within three years from the inception, and are capable of generating a three-year CAGR of at least 30%. Currently we have 55 such accounts, representing a large variety of industries, including certain industries outside of our current core lines of business (such as healthcare, insurance, and retail).
The following table sets forth sales by our top five and top ten clients, by amount and as a percentage of our total sales for the periods indicated:

	Fiscal years ended March 31,
	2018		2017		2016
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Client concentration
Top five clients	$429,553	47.4%	$429,200	54.6%	$422,504	64.9%
Top ten clients	$522,218	57.6%	$518,496	66.0%	$479,632	73.7%
We define the geography in which our clients' revenues originate based on the location of the clients' key decision-makers.
The following table sets forth sales by client location as a percentage of our sales for the periods indicated:

	Fiscal years ended March 31,
	2018		2017		2016
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
North America	$308,770	34.1%	$266,429	33.9%	$209,582	32.2%
Europe (excl. UK)	295,777	32.6	235,522	30.0	157,517	24.2
UK	200,024	22.1	213,547	27.2	223,567	34.4
Russia	52,200	5.8	36,905	4.7	32,748	5.0
APAC	42,618	4.7	26,585	3.4	24,689	3.8
Other	7,377	0.7	6,573	0.8	2,649	0.4
Total	$906,766	100%	$785,561	100%	$650,752	100%
The following table sets forth the percentage of our sales by age of accounts for the periods presented:

	Fiscal years ended March 31,
	2018	2017	2016
Age of Account
New	11.3%	10.0%	3.9%
More than 1 year	8.1%	15.1%	13.3%
More than 3 years	21.6%	5.5%	7.9%
More than 5 years	59.0%	69.0%	74.7%
Non-core sales	—	0.4%	0.2%
Sales and marketing
Our B2B (business to business) marketing and sales teams are organized by industries and located in London, Stuttgart, New York and Kirkland. The teams are focused on positioning Luxoft brands and offerings in key markets, growing brand awareness, and driving leads. In addition, we have an Employer Branding division that is focused on positioning Luxoft as an employer of choice in key markets where we hire talent and driving candidates to our recruitment pipeline. Our sales and marketing teams focus on expanding service offerings with existing clients and targeting new clients through subject matter technical experts responsible for business development. As part of our focus on increasing sales capabilities, we continue to invest in our sales organization. We have been increasing our number of client-facing practice - and line of business-focused senior staff who are located in key geographies (such as the United Kingdom and the United States). These client-facing representatives manage relationships with new and emerging clients.
Further, we continue to increase the presence of on-site senior technology specialists who work with our clients internal IT teams.They provide process transformation consulting and aid internal IT process optimization, intended to generate cost savings to these clients.
Our strategy for winning new business includes:

•
Organic growth and expansion.  This includes expanding our services into new areas of existing clients' businesses, and engaging in higher complexity work for clients who originally engaged us for more basic projects.

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

During the fiscal year ended March 31, 2018 we were recognized or mentioned by prominent independent technology research firms.
Luxoft was among the leading providers in The Breakthrough Sourcing Standouts category for the Americas, EMEA, APAC regions based on annual contract value won over the last 12 months, according to the ISG Global Outsourcing IndexTM.

•	Gartner, "Market Guide for Blockchain Consulting and Proof-of-Concept Development Services" authored by David Groombridge et al. and published on March 20, 2018.

•	Gartner, "Competitive Landscape: Agile and DevOps Services" authored by Patrick Sullivan et al. and published on January 28, 2018.

•	Gartner, "Market Guide for Agile and DevOps Services" authored by Neil Barton et al. and published on October 31, 2017.

•	Gartner, "IoT: Think Big, Start Small, Move Fast" authored by Denise Rueb et al. and published on October 15, 2017.

•	Gartner, "Competitive Landscape: Mobile Application Testing Services" authored by Susanne Matson and published on August 25, 2017.

•	Gartner, "Hype Cycle for Personal Technologies, 2017" authored by Brian Blau and published on August 1, 2017.

•	Gartner, "Hype Cycle for Connected Vehicles and Smart Mobility, 2017" authored by Martin Birkner et al. and published on July 28, 2017.

•	Gartner, "Hype Cycle for Drones and Mobile Robots, 2017" authored by Gerald von Roy et al. and published on July 28, 2017.

•	Gartner, "Hype Cycle for Hybrid Infrastructure Services, 2017" authored by Christine Tenneson et al. and published on July 26, 2017.

•	Gartner, "Hype Cycle for Managing Operational Technology, 2017" authored by Kristian Steenstrup et al. and published on July 25, 2017.

•	Gartner, “Hype Cycle for Artificial Intelligence, 2017" authored by Kenneth F. Brant et al. and published on July 24, 2017.

•	Gartner, "Hype Cycle for the Internet of Things, 2017" authored by Alfonso Velosa, et al. and published on July 24, 2017.

•	Gartner, "Hype Cycle for Mobile Device Technologies, 2017" authored by Tuong Huy Nguyen, et al. and published on July 21, 2017.

•	Gartner, "Hype Cycle for Application Services, 2017" authored by Kris Doering and published on July 20, 2017.

•	Gartner, "Market Guide for Mobile Application Testing Services" authored by Susan Matson, et al and published on June 28, 2017.

•	Gartner, "Market Share Analysis: Consulting Services, Worldwide, 2016" authored by Dean Blackmore, et al. and published on May 30, 2017.

The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report]) and the opinions expressed in the Gartner Report(s) are subject to change without notice.
Training and development

We grow and develop talent through a combination of professional training and mentorship programs involving senior technology specialists and industry experts. Each new hire is exposed to a training curriculum that covers methodology and industry standards, technologies and tools, management and communication skills, software engineering processes, and domain knowledge.
Additionally, our four training centers in Russia, three in Ukraine, one in Romania, one in Bulgaria, four in Poland, two in the UK, two in Germany, two in the United States, one in Vietnam, one in Malaysia, one in Mexico and one in India conduct more than 3,000 training sessions per year and host over 15,800 specialists (including our personnel and external students) for general training courses and client-specific education programs. We typically conduct between 200 and 300 resident training sessions per month with an average of 10 students per group, and fulfill nearly 1800 additional training requests per month via our e-learning system via LuxTalent and E-learning library.
During fiscal 2018, we completed 260 four-month foreign language training requests for English, Polish, and German. Our training program delivers different professional competencies, including disciplines rarely covered by university curriculums, such as system analysis, system architecture and project management.
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
Recruitment and retention
We believe our Company's culture and reputation, along with the talent in the regions in which we operate, enhances our ability to recruit and retain sought after IT professionals. As of March 31, 2018, we had a dedicated human resources staff of 526 people including 250 recruiters and researchers. During the fiscal year ended March 31, 2018, we hired on average more than 500 IT professionals each month.
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
We face competition primarily from:

•	IT service providers in India, such as Cognizant Technology and Infosys;

•	Global multinational consulting and outsourcing firms such as Accenture, Capgemini and CSC;

•	Local CEE technology outsourcing IT service providers such as EPAM; and

•	In-house IT departments of our clients and potential clients.
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

Intellectual property rights
We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. In addition, our intellectual property is protected under a number of international conventions. Russia, Ukraine, Romania, Poland and the United States are participants to the Berne Convention for the Protection of Literary Artistic Works and the Stockholm Convention establishing the World Intellectual Property Organization. Russia, Ukraine and the United States participate in the Universal Copyright Convention adopted under theGeneva Convention The United States, Ukraine and Romania participate in WTO agreements including the Agreement on Trade-Related Aspects of Intellectual Property Rights and ITA. We also rely on local civil legislation to protect our intellectual property rights.
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

•	"—Risks Relating to Our Business and Our Industry—Our effective tax rate could be adversely affected by a number of factors."

•
"—Risks Relating to Our Business and Our Industry - changes in the tax system in CEE and Asian countries or court practice, or unforeseen application of existing rules could adversely affect our financial condition and results of operations."

•
"—Risks Relating to Our Business and Our Industry - we may encounter difficulties in obtaining withholding income tax benefits envisaged by the Cypriot double tax treaties for dividends distributed from our subsidiaries."

•	"—Risks Relating to Our Business and Our Industry - ongoing corporate tax reform in Switzerland may result in abolition of privileged tax regime and increase in our effective tax rate."

•	"—Risks Relating to Our Business and Our Industry - we may incur additional liabilities if we fail to comply with UK Corporate Criminal Offense rules."

•	"—Risks Relating to Our Business and Our Industry - globally mobile employees may potentially create additional tax liabilities for us in different jurisdictions."

•	"—Risks Relating to Our Business and Our Industry - our business may be materially adversely affected by tax reform in the United States."

•
"—Risks related to conducting business in CEE countries—loss of taxation benefits related to our employment-related taxes that are enjoyed in CEE countries could have a negative impact on our operating results and profitability."

•
"—Risks related to conducting business in CEE countries—we may be exposed to additional taxation in Ukraine related to the activities of our non-Ukrainian subsidiaries or Ukrainian independent contractors."

•
"—Risks related to conducting business in CEE countries— our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a controlled foreign corporation."

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

C.	Organizational Structure

As of March 31, 2018, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Entity	Jurisdiction of Incorporation	Percentage Ownership
Luxoft International Company Ltd.	Cyprus	100.00%
Excelian (Singapore) Pte Ltd	Singapore	100.00%
Excelian Luxoft Financial Services (Switzerland) AG	Switzerland	100.00%
Symtavision GmbH	Germany	100.00%
Luxoft Luxembourg S.a.r.l	Luxembourg	100.00%
Luxoft Sweden (previously Pelagicore AB)	Sweden	100.00%
Luxoft Netherlands B.V.	Netherlands	100.00%
Luxoft UK Ltd.	United Kingdom	100.00%
Excelian Ltd. (UK)	United Kingdom	100.00%
Luxoft USA, Inc.	United States	100.00%
Radius, Inc.	United States	100.00%
Excelian, Inc.	United States	100.00%
Luxoft Canada Ltd.	Canada	100.00%
Excelian Ltd. (Canada)	Canada	100.00%
Luxoft Eastern Europe Ltd.	British Virgin Islands	100.00%
Luxoft Mexico S.A. de C.V.	Mexico	100.00%
Luxoft Singapore PTE. LTD.	Singapore	100.00%
Luxoft Poland sp.z.o.o.	Poland	100.00%
Luxoft GmbH	Germany	100.00%
Luxoft (Switzerland) GmbH	Switzerland	100.00%
Luxoft Global Operations GmbH	Switzerland	100.00%
Luxoft Vietnam Company Ltd.	Vietnam	100.00%
Luxoft Bulgaria EOOD	Bulgaria	100.00%
Luxoft Professional Romania S.R.L.	Romania	100.00%
Software ITC S.A.	Romania	99.40%
Luxoft Services, LLC	Russia	100.00%
Luxoft Professional, LLC	Russia	100.00%
Luxoft Research, LLC	Russia	100.00%
Luxoft Dubna, LLC	Russia	100.00%
Luxoft Training Center, Autonomous Non-commercial Organization	Russia	100.00%
Luxoft Ukraine, LLC	Ukraine	100.00%
Luxoft Denmark ApS	Denmark	100.00%
Insys Group, Inc.	United States	100.00%
Intro Pro US, Inc.	United States	100.00%
Intro Pro Software Company Limited	British Virgin Islands	100.00%
Intro Pro Ukraine, LLC	Ukraine	100.00%
Luxoft India, LLP	India	100.00%
Oftlux AB (previously Luxoft Sweeden AB)	Sweden	100.00%
Luxoft Malaysia Sdn Bhd	Malaysia	100.00%
DerivIT Solutions Pte., Ltd.	Hong Kong	100.00%
DerivIT Solutions Pte., Ltd.	Singapore	100.00%
DerivIT Solutions Private Ltd.	India	98.00%
Deriv Information Technology (Tianjin), Ltd.	China	100.00%
DerivIT Solutions SDN BHD	Malaysia	100.00%
SME—Science Management and Engineering AG	Germany	100.00%

D.	Property, Plants and Equipment
Facilities
We are currently present in 42 cities with offices across twenty-one country, totaling 134,026 square meters of office space. As of March 31, 2018, we had the capacity for 14,705 workplaces, which provides us with a 37% reserve for growth. We lease all of our facilities except for one facility in Romania, which we acquired as part of our acquisition of ITC Networks in 2008.
The following table sets forth our office locations and the number of personnel at each office as of March 31, 2018, excluding all on-site personnel and any personnel on long-term leave.

Location	Total square meters	Personnel	Principal Use
Eastern Europe:
Kiev, Ukraine	27,790	2,524	Delivery center
Moscow, Russia	10,949	1,007	Delivery center; sales, marketing & other admin
Odessa, Ukraine	9,506	776	Delivery center
St. Petersburg, Russia	7,951	685	Delivery center
Omsk, Russia	6,128	466	Delivery center
Dnipro, Ukraine	3,172	308	Delivery center
Nizhniy Novgorod, Russia	611	32	Delivery center
Dubna, Russia	562	59	Delivery center
Central Europe:
Bucharest, Romania	21,817	1,237	Delivery center
Krakow, Poland	11,359	632	Delivery center
Wroclaw, Poland	5,466	243	Delivery center
Sofia, Bulgaria	3,360	192	Delivery center
Tricity, Poland	3,261	16	Delivery center
Warsaw, Poland	1,697	86	Delivery center
Western Europe:
Munich, Germany	2,279	73	Delivery center; sales, marketing & other admin
Boeblingen, Germany	2,166	69	Delivery center
London, United Kingdom	1,446	114	Delivery center; sales, marketing & other admin
Leinfelden-Echterdingen (Stuttgart), Germany	1,421	109	Delivery center; sales, marketing & other admin
Gothenberg, Sweden	1,219	43	Delivery center
Braunschweig, Germany	1,205	33	Delivery center; sales, marketing & other admin
Zug, Switzerland	943	27	Operational headquarters
Berlin, Germany	510	66	Delivery center
Welwyn Garden City, Hertfordshire, United Kingdom	322	14	Delivery center; sales, marketing & other admin
Frankfurt am Main, Germany	135	3	Delivery center
Ruesselsheim, Germany	88	—	Delivery center
Nicosia, Cyprus	84	1	Sales, marketing & other admin
Eindhoven, Netherlands	41	—	Delivery center
Strassen, Luxembourg	5	—	Delivery center

Location	Total square meters	Personnel	Principal Use
North America:
Guadalajara, Mexico	1,345	179	Delivery center
Kirkland (Seattle), WA, USA	1,188	74	Delivery center; sales, marketing & other admin
Jersey City, NJ, USA	962	33	Delivery center; sales, marketing & other admin
New York, NY, USA	438	21	Delivery center; sales, marketing & other admin
Detroit, MI, USA	282	5	Delivery center; sales, marketing & other admin
Los Angeles, California, USA	154	—	Sales, marketing & other admin
Toronto, Canada	15	—	Sales, marketing & other admin
Eden Prairie (Minneapolis), Minnesota, USA	11	—	Sales, marketing & other admin
APAC:
Bangalore, India	1,492	48	Delivery center
Ho Chi Minh City, Vietnam	1,146	41	Delivery center
Penang, Malaysia	915	40	Delivery center; sales, marketing & other admin
Singapore, Singapore	398	27	Delivery center; sales, marketing & other admin
Sydney, Australia	148	9	Delivery center
Tianjin, China	40	6	Delivery center
Other:
Dubai, United Arab Emirates	—	1	Delivery center
Total	134,026	9,299
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

•
Demand for IT services in the United States and Western Europe: The demand for IT services is growing steadily in the United States and Western Europe, the regions in which most of our clients operate. The growth in demand for IT services in key regions in which we operate gives us the ability to increase our sales of services and, therefore, may positively impact our results of operations. Conversely, if the growth in demand for IT services slows or declines, our revenues may be negatively impacted. We focus on providing services primarily to mission critical aspects of our clients' businesses, which we believe reduces the risk of our clients decreasing their IT spending on our engagements during economic downturns relative to those IT services providers who focus on discretionary projects and business process outsourcing.

•
Client concentration: In the fiscal year ended March 31, 2018, 56.7% of our sales were derived from clients in the financial services industry. We believe that revenue concentration in the financial services industry will continue decreasing in the near term. The developments in this industry that impact the demand for software development services and solutions are likely to have a greater impact on us than on competitors, who do not have a similarly high level of revenue concentration in this line of business. Furthermore, we have a high degree of client concentration and our top five clients represented an aggregate of 47.4% of our sales in the fiscal year ended March 31, 2018. We believe that the financial services industry will remain one of the most significant sources of demand for IT services in the near term, driven by ongoing pressure to restore growth and improve profitability, industry-wide regulatory reforms, requirements to increase transparency and manage risk exposure, as well as the adoption of new technologies such as cloud computing, mobile and data analytics. We believe that the financial industry's strong reliance on IT services and the mission critical nature of the services we provide for key clients within the financial industry, should reduce the risks we face from client concentration. In addition, we have experienced very strong growth in our Automotive Line of Business and expect continued growth among these clients. In fact, in Fiscal Year 2018, 3 of our Top 10 Clients were in the Automotive industry. As we continue to build our solutions and capitalize on new markets, our overall client concentration should continue to fall.

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

•
In Russia, we benefit from a reduced social contributions tax rate program available to qualified IT service providers complying with certain conditions set out in the Russian law. Russia's social contributions are mandatory taxes consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Insurance Fund and the Federal Medical Insurance Fund. The

social contributions tax rate varies depending on the employer's beneficial status and the status of a particular employee (such as a foreign citizen or Russian citizen). Under the program, the applicable aggregate tax rate is currently reduced from the maximum of 30% to 14%. However, the reduced tax rates for social contributions payable by qualified IT service providers are expected to be available until December 31, 2023 with clarity on further prolongation of this tax benefit.

•
Our Swiss subsidiary, which also serves as Group operational headquarters, has been enjoying mixed company regime in the canton of Zug since its incorporation in 2013. Under cantonal tax law a mixed company is partially exempted from cantonal taxation of profits earned outside of Switzerland. Amount of profits exempted from cantonal taxation depend on the number of Swiss employees of the Group and in our case equals to 75% of profits. It is expected that this privileged taxation of foreign profits will be abolished from approx. 2020.

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

•
Government grants: During the fiscal year ended March 31, 2018, we participated in government grants programs in Romania, Poland, Bulgaria, Mexico and Malaysia. The programs require certain investments in creation and maintaining new workplaces as well as certain capital expenditure during certain periods of up to year 2021. As a result of fulfilling the programs' requirements, in the fiscal year ended March 31, 2018 we either received or were guaranteed further receipt of five government grants in the total amount of $1.8 million; in the fiscal year ended March 31, 2017 we received five government grants in the total amount of $3.8 million.

Acquisitions
During the fiscal years ended March 31, 2018 and 2017 we completed a number of acquisitions that allowed the Company to expand the existing lines of business, increase revenue and create new offerings of services currently provided. The Company used the acquisition method of accounting to record these business combinations. All our acquisitions during these two fiscal years were settled in cash. For some transactions, purchase agreements contain contingent consideration in the form of an earnout obligation.
Acquisition of Unafortis AG (Excelian Luxoft Financial Services (Switzerland) AG)
On September 27, 2017, Luxoft Global Operations GmbH, a wholly owned subsidiary of the Company, acquired 100% of the registered shares of Unafortis AG (subsequently renamed to Excelian Luxoft Financial Services AG) in consideration of: (i) $16.3 million paid in cash upon closing, (ii) $1.0 million to be paid in cash upon achievement of certain strategic milestones by the Group’s business unit into which Excelian Luxoft Financial Services will be integrated, and (iii) a series of deferred cash payments to be made to the sellers, contingent upon the achievement of certain financial performance milestones for the period from October 1, 2017 through March 31, 2020 up to a maximum of $28.0 million. As of March 31, 2018, the fair value of the contingent consideration was $1.0 million.
Excelian Luxoft Financial Services AG is a Swiss-based wealth management consultancy specializing in Avaloq implementations and business consulting anchored in IT services. Avaloq is a provider of fully integrated banking software for the back, middle, and front office.
Acquisition of DerivIT Solutions Pte Ltd.
On August 22, 2017, Luxoft International Ltd, a wholly owned subsidiary of the Company, acquired DerivIT Solutions Private Limited. DerivIT Solutions Private Limited is a Singapore-based financial services-focused technology consulting company. The initial consideration paid for 98% of the outstanding shares of DerivIT was $18.7 million. $1.5 million was deposited in an escrow for funding indemnity claims of the sellers. Further, if certain conditions are satisfied, the sellers will be paid an amount equivalent to $4.1 million, subject to certain adjustments, towards the final consideration for the sale and purchase of 98% of the outstanding shares. The sellers will be entitled to additional cash payments for the 2% of the outstanding shares which shall be contingent upon the achievement of certain financial performance milestones by DerivIT for the period from April 1, 2017 through March 31, 2018. As of March 31, 2018, the fair value of the contingent consideration was $3.1 million.

Acquisition of IntroPro
On January 31, 2017, the Group closed an equity purchase transaction to acquire IntroPro, a group of engineering consultancy companies generating the majority of its revenue from the telecom and media sector, serving several blue chip clients based in North America.
Luxoft acquired all of the issued and outstanding shares of three companies constituting the IntroPro group, namely Intro Pro US Inc., Intro Pro Software Company Limited and Intro Pro Ukraine LLC for $28.3 million of cash consideration, paid at closing, of which $5.0 million was placed in escrow by the sellers for up to 3 years as security for the indemnification and certain other obligations of the sellers under the terms of the purchase agreement. In accordance with the agreement, the Sellers are entitled to additional cash payments, subject to achievement of certain financial performance milestones by IntroPro for its 2017 and 2018 fiscal years. Subsequently additional non-financial milestones were introduced to the purchase agreement and $4.0 million was released from escrow with a corresponding decrease in contingent consideration. As of March 31, 2018, the fair value of the contingent consideration was $1.2 million and the amount of current payable related to IntroPro performance up to date was $3.7 million which was fully paid in April 2018.
Acquisition of Pelagicore
On September 13, 2016, the Group has completed the acquisition of Pelagicore AB, a Swedish company, provider of open source software platforms and services for in-vehicle infotainment systems and human machine interface (HMI) development.
In accordance with the stock purchase agreement, Luxoft Global Operations GmbH paid €16.9 million, or $18.9 million, upon closing of this transaction. Additionally, Luxoft agreed to pay up to € 5.0 million or $5.5 million in 2017 subject to Pelagicore achieving certain conditions till the end of 2017 calendar year. As of March 31, 2018 all of Luxoft's additional obligations to the sellers were fully settled in amount of $5.3 million.
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
In March 2017, the management of Luxoft and the former shareholders of Insys Group, Inc. reached an agreement in negotiations regarding certain changes to the original SPA. The main changes included re-allocation of the earn-out percentages among the former Insys shareholders and introduction of a minimum guaranteed amount of the earn-out of $2.6 million. Additionally the maximum amount of the management earnout participation plan was decreased to a maximum of $3.0 million due to resignation of one of the participants. As of March 31, 2018, the fair value of contingent consideration was nil and the amount of current payable was $325.
Certain comprehensive income statement line items
Sales of services
Sales of services consist primarily of the provision of software development, which includes core custom software development and support, product engineering and testing and technology consulting services to our clients. Sales of services also includes sales generated from non-core activities, including external project consulting, quality management consulting, recruitment services provided to our clients and training services provided to third parties, as well as reimbursements of expenses of our IT professionals by clients. Historically, non-core sales have accounted for a small portion of total sales. In the past two fiscal years, we derived a substantial majority of the growth in our sales of services to existing clients. Below is a discussion of our revenue organized by client location, line of business, client concentration and contract type.

Client locations
We present client location based on the location of the client's key decision-maker. We seek to maintain the current geographical balance of sales. Our revenue by client location has generally experienced balanced growth during the periods under review. For more information on sales by client location, see "ITEM 4. Information About Luxoft—B. Business Overview—Clients."
Lines of business
While financial services have historically been our largest line of business, we have deep expertise in each of the lines of business we serve. We target three lines of business within which we have maintained a relatively stable revenue mix during the periods under review. For information on sales by lines of business, see "ITEM 4. Information About Luxoft—B. Business Overview—Our lines of business."
Client concentration
As a percentage of total sales, revenue generated by our top five clients declined from 54.6% for the fiscal year ended March 31, 2017, to 47.4% in the fiscal year ended March 31, 2018. Revenue generated by our top ten clients for the same periods decreased from 66.0% to 57.6% as a percentage of total sales. Over the long-term, we expect client concentration from our top ten clients to continue to decrease as a result of increase in demand from other existing clients, as well as business from new clients. New clients for any period are defined as clients who were not on our client list as of the end of the applicable prior fiscal year. For information on sales by client, see "ITEM 4. Information About Luxoft—B. Business Overview—Clients."
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
The following table sets forth sales by contract type, by amount and as a percentage of our total sales for the periods indicated:

	Years ended March 31,
	2018		2017		2016
	Amount in thousands	% of Sales	Amount in thousands	% of Sales	Amount in thousands	% of Sales
Contract type
Time-and-materials	$613,704	67.7%	$568,510	72.4%	$298,367	45.8%
Fixed price	293,062	32.3	217,051	27.6	352,385	54.2
Total	$906,766	100%	$785,561	100%	$650,752	100%
Operating expenses
Our operating expenses consist of:
Cost of services
Cost of services includes salaries and related benefits for our delivery center employees, compensation for our contractors and other project-related costs, including travel, materials and other direct costs. Most of our IT professionals are salaried employees except for personnel in Ukraine, Europe and the United States, where a substantial part are contractors. The majority of our costs of services comprise compensation to our employees and contractors, and we expect substantially the same composition of costs of services in the future. Where services are performed by contractors, the cost of contractors is included in cost of services. With respect to employees, the compensation for the time that our employees log for specific projects including non-billable time is included in our cost of sales. The travel expenses of our employees and contractors directly related to specific projects are recorded in our cost of services. Cost of services also includes social contribution charges payable on the salaries for our employees.
Selling, general and administrative expenses

Selling expenses include primarily advertising and marketing expenses. General and administrative expenses include compensation and other expenses of our senior management, administrative personnel, and R&D personnel, as well as compensation expenses for the time of our IT professionals not assigned to a specific project. General and administrative expenses also include office rent and maintenance and professional services, including legal, audit and insurance services, relocation expenses, travel and entertainment expenses other than those directly related to projects for clients, and other expenses.
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
Other income and expenses
Our other income and expenses consist of:
Interest income/(expense), net: Interest income and interest expense are accrued by reference to the principal amount outstanding at the applicable interest rate. We earn interest income on our cash deposits and loans provided to related parties.
Other gains/(loss), net: Other gains, net consists of government grants, subleasing office space, operational leasing of equipment and disposal of old computer equipment.
Unwinding of discount for contingent liability, loss: is the amount of interest charged on discounted present value of contingent liabilities for acquisitions.
Gain/ (loss) from derivative financial instruments: is represented by gains and losses from settlement and revaluation of derivatives related to forward foreign currency exchange contracts not designated as cash flow hedges and swap contracts. We use swap contracts as a cash management tool to earn a fixed income.
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
Income tax expense
Our income tax includes both current and deferred income taxes. Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position. Due to our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. In the fiscal year ended March 31, 2018, our effective income tax rate decreased to 9.2% comparing to 11.2% in the fiscal year ending March 31, 2017 mainly due to positive effect of the U.S. Tax reform, SOP tax deduction, utilization of tax losses and other beneficial tax planning strategies.

Results of operations
The following tables set forth our results of operations for the periods presented and as a percentage of sales of services for those periods.

	For the years ended March 31,
	2018	2017	2016
	(in thousands)
Sales of services	$906,766	$785,561	$650,752
Operating expenses
Cost of services (exclusive of depreciation and amortization)	567,874	474,980	379,331
Selling, general and administrative expenses	241,239	213,723	171,707
Depreciation and amortization	42,673	34,847	23,814
Gain from revaluation of contingent liability	(13,340)	(12,021)	(3,680)
Impairment loss	8,241	5,287	—
Operating income	$60,079	$68,745	$79,580
Other income and expenses
Interest income/ (loss), net	173	(81)	121
Unwinding of discount for contingent liability, loss	(1,215)	(1,990)	(1,169)
Other gain, net	2,773	5,119	3,947
Gain/ (loss) from derivative financial instruments	(1,791)	1,314	261
Net foreign exchange gain/ (loss)	2,767	(2,604)	(381)
Income before income taxes	62,786	70,503	82,359
Income tax expense	(5,773)	(7,865)	(12,108)
Net income	$57,013	$62,638	$70,251
Net income attributable to the non-controlling interest	—	—	—
Net income attributable to the Group	$57,013	$62,638	$70,251
Other comprehensive income/(loss), net of tax	1,250	95	(2,281)
Comprehensive income	$58,263	$62,733	$67,970
Comprehensive income/ (loss) attributable to the non-controlling interest	—	—	—
Comprehensive income attributable to the Group	$58,263	$62,733	$67,970
Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017
Sales of services
In the fiscal year ended March 31, 2018, our revenues demonstrated 15.4% growth year over year, increasing by $121.2 million to $906.8 million in the fiscal year ended March 31, 2018 from $785.6 million in the fiscal year ended March 31, 2017. The increase was primarily due to a growing volume of sale in two of our lines of business, Automotive and Financial services, which contributed 6.1 pp and 3.9 pp of overall growth, respectively. Digital Enterprise line of business which includes healthcare and life sciences, technology, travel and aviation and energy practices, contributed 5.5 pp to the overall growth year-on-year.
From a geographical standpoint, our revenue increased primarily due to our Europe clients, providing 7.7 pp of overall revenue growth, as well as clients from the U.S., contributing 5.4 pp of total revenue growth. In comparison to the prior fiscal year, in the fiscal year ended March 31, 2018, our revenue generated from the North American clients increased by 15.9% from 33.9% to 34.1% of total revenue as a result of an increased volume of sales to our top clients in the telecom industry; Europe (excluding UK) increased by 25.6% from 0.3% to 32.6% of the total revenue primarily due to the growth of our automotive clients and APAC increased by 60.3% from 3.4% to 4.7% of the total revenue primarily due to an increased penetration of market with the new delivery centers as well as revenue from the DerivIT business, which was acquired in August 2017.
We continuously develop relationships with our clients and as a result, sales to our existing clients accounted for 83.5% of the increase in sales of services for the fiscal year ended March 31, 2018, while sales to new clients accounted for 19.4% of the increase. Sales of services to new clients represented 11.3% of total sales in the fiscal year ended March 31, 2018, as compared to 10.0% of total sales in the fiscal year ended March 31, 2017. Our non-core sales accounted for 0.0% and 0.4% of total sales in the years ended March 31, 2018 and 2017, respectively.

To support our growing sales, we increased the number of our IT professionals to 10,844 as of March 31, 2018, from 10,807 IT professionals as of March 31, 2017.
Operating expenses
Cost of services
Cost of services increased by $92.9 million, or 19.6%, to $567.9 million in the fiscal year ended March 31, 2018 from $475.0 million in the fiscal year ended March 31, 2017. Gross margin decreased from 39.5% to 37.4% in the fiscal year ended March 31, 2018, when compared to the prior fiscal year. The increase in cost of services and related decrease in gross margin during the latter fiscal year was primarily attributed to a larger portion of the new business generated by HPAs compared to the prior fiscal year. Another contributing factor was a decrease in share of high margin top clients.
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
As a percentage of sales, cost of services increased to 62.6% for the fiscal year ended March 31, 2018, from 60.5% in the fiscal year ended March 31, 2017.
Selling, general and administrative expenses
During the fiscal year ended March 31, 2018, our selling, general and administrative expenses increased by $27.5 million, or 12.9%, to $241.2 million mainly due to an organic expansion of our business functions including an expansion of the global sales organization and the regional management. As a percentage of sales, selling, general and administrative expenses decreased to 26.6% for the fiscal year ended March 31, 2018, from 27.2% in the fiscal year ended March 31, 2017. This decrease was attributable primarily to decrease of share-based payment as a percentage of the revenue.
Payroll and bonuses expenses, including payroll taxes and excluding share-based compensation, increased by $22.9 million, or 21.1%, from 108.8 million in the fiscal year ended March 31, 2017 to $131.7 million in the fiscal year ended March 31, 2018, primarily due to an expansion of the global sales organization and the regional management, contributing 10.7 pp of the total increase in our selling, general and administrative expenses.
Our spending on office rent and maintenance increased by $5.6 million, or 16.5%, from $34.0 million in the fiscal year ended March 31, 2017 to $39.6 million in the fiscal year ended March 31, 2018, contributing 2.6 pp to the total increase in our selling, general and administrative expenses, due to the expansion of total rented area.
Depreciation and amortization
Depreciation and amortization increased by $7.9 million, or 22.7%, to $42.7 million in the fiscal year ended March 31, 2018 from $34.8 million in the fiscal year ended March 31, 2017. As a percentage of sales, depreciation and amortization increased from 4.4% in the fiscal year ended March 31, 2017 to 4.7% in the fiscal year ended March 31, 2018. The increase was primarily a result of increased amortization of intangible assets recognized in business combinations, specifically customer relationships of DerivIT and Unafortis. Another contributing factor was an increase in computer hardware and office equipment due to a growing headcount.
Income from revaluation of contingent liability
Income from revaluation of contingent liability increased by $1.3 million from $12.0 million in the fiscal year ended March 31, 2017 to $13.3 million in the fiscal year ended March 31, 2018. The gain from revaluation of contingent liability was primarily associated with lowering of the performance forecasts for the companies acquired during the fiscal year ended March 31, 2018. The changes in the forecast have also resulted in an impairment loss discussed below.
Impairment loss
During the fiscal year ended March 31, 2018, we recorded an impairment loss of $8.2 million related to the IntroPro client base. The principal factor leading to the impairment was the reduction in the projected future cash flows due to an adverse change in the cumulative average revenue growth rate.

Operating income
Due to the increases in cost of services and general and administrative expenses discussed above, our operating income decreased by $8.6 million, or 12.5%, to $60.1 million in the fiscal year ended March 31, 2018 from $68.7 million in the fiscal year ended March 31, 2017. As a percentage of sales, our operating income decreased to 6.6% in the fiscal year ended March 31, 2018, from 8.8% for the fiscal year ended March 31, 2017.
Other income and expenses
Other gain, net
Other gains decreased by $2.3 million million from $5.1 million in the fiscal year ended March 31, 2017 to $2.8 million in the fiscal year ended March 31, 2018. The decrease is attributable to a lesser amount of government grants recognized in Romania, Poland, Bulgaria, Mexico and Malaysia during the fiscal years ended March 31, 2018 and March 31, 2017. See also "ITEM 4. Information About Luxoft—Government support for the IT industry in CEE."
Unwinding of discount for contingent liability
In the fiscal year ended March 31, 2018 the Group changed the presentation of the revaluation of contingent liabilities; the unwinding of discount for contingent liability expense is excluded from operating income and shown as a separate line in the Consolidated statement of income.
Loss from unwinding of discount decreased by $0.8 million from $2.0 million in the fiscal year ended March 31, 2017 to $1.2 million in the fiscal year ended March 31, 2018. The decrease is primarily due to overall decrease of contingent liabilities fair value as a result of lowering of the performance forecasts for the companies acquired during the fiscal year ended March 31, 2018.
Gain/ (loss) from derivative financial instruments
Loss from derivative financial instruments in the fiscal year ended March 31, 2018 amounted to $1.8 million compared to a gain of $1.3 million in the fiscal year ended March 31, 2017, mainly due to adverse change in fair value of our swap contracts entered in during the fiscal year ended March 31, 2018. The decrease of fair value was offset by foreign exchange gain on the underlying cash balances, which resulted in a fixed income of $205.
Net foreign exchange loss
Net foreign exchange gain increased by $5.4 million from a loss of $2.6 million in the fiscal year ended March 31, 2017 to a gain of $2.8 million in the fiscal year ended March 31, 2018, primarily due to appreciation of the euro against the U.S. dollar during the fiscal year ended March 31, 2018, which positively affected our euro-denominated receivables and gain on our swap contracts.
Income from continuing operations before income taxes
Income from continuing operations before income taxes decreased by $7.7 million, or 10.9%, to $62.8 million in the fiscal year ended March 31, 2018, from $70.5 million in the fiscal year ended March 31, 2017, and demonstrated a decrease as a percentage of sales from 9.0% to 6.9% in the years ended March 31, 2018 and 2017, respectively. The decrease was primarily due to a decrease in gross margin by 2.1 pp from 39.5% to 37.4%.
Income tax expense
Income tax expense decreased by $2.1 million, or 26.6%, to $5.8 million in the fiscal year ended March 31, 2018 from $7.9 million in the fiscal year ended March 31, 2017. Our effective income tax rate decreased to 9.2% of income from continuing operations before income taxes in the fiscal year ended March 31, 2018 from 11.2% in the fiscal year ended March 31, 2017. The rate decrease represents a combined effect of the U.S. Tax Cuts and Jobs Act in the U.S. and our beneficial tax planning strategies.
Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016
Sales of services
In the fiscal year ended March 31, 2017, our revenues demonstrated 20.7% growth year over year, increasing by $134.8 million to $785.6 million in the fiscal year ended March 31, 2017 from $650.8 million in the fiscal year ended March 31, 2016. The increase was primarily due to a growing volume of sale in three of our lines of business, Financial Services, Digital Enterprise, and Automotive and Transport, which contributed 5.8 pp, 10.0 pp and 4.9 pp of overall growth, respectively.

From a geographical standpoint, our revenue increased substantially due to our clients in Europe (excluding UK), providing 12.0 pp of overall revenue growth, as well as clients from North America, contributing 8.7 pp of total revenue growth. In comparison to the prior fiscal year, in the fiscal year ended March 31, 2017, our revenue generated from the clients in North America increased by 27.1% from 32.2% to 33.9% of total revenue resulted both from increased volume of sales to our top clients in the digital enterprise line of business as well as revenue from the Insys and IntroPro businesses, which were acquired in July 2016 and January 2017, respectively; Europe increased by 49.5% from 0.242% to 0.3% of the total revenue primarily due to growth of our automotive line of business clients and continuing growth in our financial line of business.
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
Payroll and bonuses expenses, including payroll taxes and excluding share-based compensation, increased by $26.8 million, or 32.7%, from $82.0 million in the fiscal year ended March 31, 2016 to $108.8 million in the fiscal year ended March 31, 2017, primarily due to an expansion of our R&D activities, contributing 15.6 pp of the total increase in our selling, general and administrative expenses.
Share-based compensation increased by $11.2 million from $17.7 million in the fiscal year ended March 31, 2016 to $29.0 million in the fiscal year ended March 31, 2017, principally due to new grants under our SOP III program. The growth of share-based compensation expenses impacted the overall selling, general and administrative expenses by 6.5%.
Our spending on professional services increased by $1.8 million, or 7.6%, to $25.8 million in the fiscal year ended March 31, 2017, contributing 1.1 pp to the total increase in our selling, general and administrative expenses, primarily due to consulting fees to support our M&A activities.
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

Quarterly results of operations and seasonality
Our business is moderately seasonal and our results of operations vary from quarter to quarter based in part upon the budget and work cycles of our clients. Our operating results are typically lower in the first fiscal quarter of each year due to increases in wages and other costs that typically occur in the beginning of each fiscal year. The following table presents our unaudited condensed consolidated quarterly results of operations for the eight quarters in the period from April 1, 2016 to March 31, 2018.

	Three Months Ended
	March 31, 2018	December 31, 2017	Sept 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	Sept 30, 2016	June 30, 2016
	(in thousands)
Consolidated statements of income:
Sales of services	$232,881	$236,613	$228,030	$209,242	$204,131	$206,924	$196,457	$178,049
Operating expenses:	—	—	—	—	—	—	—	—
Cost of services (exclusive of depreciation and amortization)	148,638	144,332	139,305	135,599	129,632	124,688	114,908	105,752
Selling, general and administrative expenses	61,492	63,485	58,199	58,063	56,193	54,291	54,315	48,924
Depreciation and amortization	10,978	11,050	9,915	10,730	10,260	9,362	7,990	7,235
(Income)/loss from revaluation of contingent liability	(7,320)	(3,930)	(870)	(1,220)	(9,434)	(2,143)	(44)	(400)
Impairment loss	8,241	—	—	—	5,287	—	—	—
Operating income	$10,852	$21,676	$21,481	$6,070	$12,193	$20,726	$19,288	$16,538
Other income and expenses
Interest income/(expense), net	97	17	42	17	(91)	6	(28)	32
Unwinding of discount for contingent liability, loss	71	(588)	103	(801)	(766)	(719)	(388)	(117)
Other gain, net	893	934	457	489	755	3,630	327	407
Gain/ (loss) from derivative financial instruments	(1,937)	57	(3)	92	—	953	(30)	391
Net foreign exchange gain/(loss)	1,466	177	(356)	1,480	889	(2,847)	21	(667)
Income from continuing operations before income taxes	11,442	22,273	21,724	7,347	12,980	21,749	19,190	16,584
Income tax benefit/(expense)	264	(1,723)	(3,284)	(1,030)	755	(3,217)	(2,899)	(2,504)
Net income	11,706	20,550	18,440	6,317	13,735	18,532	16,291	14,080
Less: Net loss attributable to the non-controlling interest	—	—	—	—	—	—	—	—
Net income attributable to the Group	$11,706	$20,550	$18,440	$6,317	$13,735	$18,532	$16,291	$14,080

Shares repurchase program
On April 9, 2018, we announced that our Board of Directors had authorized the repurchase of up to $60 million of our Class A ordinary shares. The repurchases may be made from time to time on the open market at prevailing market prices and will be funded from available cash. As of June 30, 2018, a total of 455,655 of our Class A ordinary shares have been repurchased under this program for approximately $16.2 million at an average price paid of $35.84 per share. The shares repurchased under our share repurchase program were purchased in open market transactions and were canceled. The Company will continue to periodically evaluate market conditions and alternatives for deployment of the Company’s capital over the coming months to determine whether repurchasing its shares is in the best interest of the Company’s shareholders. The number of shares to be purchased and the timing of purchases will be based on the level of the Company’s cash balances, general business and market conditions, and other factors, including alternative investment opportunities.

B.	Liquidity and Capital Resources
At March 31, 2018, our principal sources of liquidity were cash and cash equivalents totaling $104.4 million and $87.4 million of available borrowings under our revolving lines of credit. As of that date, $83.6 million was held in U.S. dollar denominated accounts primarily in Switzerland.
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
We have not provided for dividend withholding taxes on the unremitted earnings our subsidiaries as they are either considered as permanently reinvested or are not taxed upon distribution.
Our cash requirements have principally been driven by working capital requirements and capital expenditures. Our working capital requirements are, in turn, generally driven by the growth in our business and the impact on our cash flows arising out of the difference in timing between when our payment obligations arise and when we receive payment from clients. We fund working capital primarily from cash and cash equivalents on hand, cash flows provided by our operating activities and our short term credit facilities in those cases when it is deemed necessary or most efficient way. Our average time for collecting receivables, which include trade receivables, unbilled revenue and deferred revenue balances, increased to 75 days for the fiscal year ended March 31, 2018, from 69 days for the fiscal year ended March 31, 2017.
As of March 31, 2018, we did not have any material commitments for capital expenditures. We believe that, based on our current business plan, our cash and cash equivalents on hand, cash from operations and borrowings available to us will be adequate to meet our working capital, capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements.
Credit facilities
During the fiscal year ended March 31, 2018, INSYS Group Inc. utilized a credit facility provided by TD Bank N.A. pursuant to the Loan and Security Agreement in an aggregate amount of $8.0 million at LIBOR plus 2.00% interest rate. The agreement expired on May 31, 2017. There was no outstanding amount as of March 31, 2018, under this agreement.
On December 27, 2016, Luxoft USA Inc. and Luxoft Global Operations GmbH respectively entered into the Facility agreement with Amsterdam Trade Bank N.V. for the aggregate available credit amount up to $18.0 million. For both of the facilities the applied interest rate is the cumulative of the applicable LIBOR and a 3% margin. There was no outstanding amount as of March 31, 2018 under these agreements.
On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GmbH entered into an uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5.0 million. On November 13, 2014 Luxoft Global Operations GmbH acceded to the mentioned Facility Agreement as a Borrowing Entity. On November 25, 2016 Citibank increased the total credit amount available for the Group to $17.4 million. This is a continuing agreement and remains in full effect subject to its terms until 30 days after the bank's receipt of written notice of termination from the borrower's agent. Under this agreement the borrower can use pre- or post-shipment advance. The interest rate for pre-shipment is LIBOR plus 2.0% per annum and the interest rate for post-shipment is LIBOR plus 1.25% per annum. There was no outstanding amount as of March 31, 2018 under this agreement.
On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement with BNP Paribas Dublin Branch. Under the agreement the Group can assign certain receivables in exchange for cash based on LIBOR for the relevant purchase term (30/60 days) plus 2.1% per annum. The current limit available under this facility is up to $30.0 million. There was no outstanding amount as of March 31, 2018 under this agreement.
On December 31, 2017 certain credit facilities previously entered into by Excelian Ltd and Luxoft USA in amounts of £1.0 million and $5.5 million respectively were canceled.
Overdraft facilities
On December 27, 2016 Luxoft International Company Ltd. entered into the Facility agreement with Amsterdam Trade Bank N.V. for up to $2.0 million of the available overdraft limit. The overdraft facility bears interest at a rate of one-month LIBOR plus 3.75% per annum. There was no outstanding amount as of March 31, 2018, under this facility.

On November 12, 2013 Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO Citibank for $0.9 million. As of March 31, 2018, this facility has not been drawn down. The overdraft facility bears interest at a rate of one-month LIBOR plus 2.00% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. and Luxoft Professional, LLC. There was no outstanding amount as of March 31, 2018, under this agreement.
On October 25, 2012 Luxoft Professional, LLC entered into an overdraft facility agreement with ZAO Citibank for $3.0 million. As of March 31, 2018, this facility has not been drawn down. The overdraft facility bears interest at a rate of one-month LIBOR plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. There was no outstanding amount as of March 31, 2018, under this facility.
Cash flows
The following table presents the major components of net cash flows for the years ended March 31, 2018, 2017 and 2016.

	Years ended March 31,
	2018	2017	2016
	(in thousands)
Net cash flow provided by operating activities	$75,007	$122,027	$105,389
Net cash used in investing activities	(55,208)	(106,468)	(32,725)
Net cash used in financing activities	$(25,753)	$(14,218)	$(8,904)
Net cash provided by operating activities
Net cash provided by operating activities decreased by $47.0 million, or 38.5%, to $75.0 million in the fiscal year ended March 31, 2018, from $122.0 million in the fiscal year ended March 31, 2017, primarily due to the increase in amounts due from and to clients from $2.8 million in the fiscal year ended March 31, 2017 to $48.1 million in the fiscal year ended March 31, 2018, as a result of decreased efficiency of our collecting cycle. Another contributing factor was the net effect of the decrease in net income, which includes higher depreciation and amortization charges as well as a higher impairment loss in 2018 fiscal year as compared to 2017 fiscal year.
Net cash provided by operating activities increased by $16.6 million, or 15.8%, to $122.0 million in the fiscal year ended March 31, 2017, from $105.4 million in the fiscal year ended March 31, 2016, primarily due to the decrease in amounts due from and to clients from $14.6 million in the fiscal year ended March 31, 2016 to $2.8 million in the fiscal year ended March 31, 2017, as a result of increased efficiency of our collecting cycle. Another contributing factor was the net effect of the decrease in net income, which includes impairment loss and higher incentive based compensation payments in 2017 fiscal year as compared to 2016 fiscal year, partially offset by the increase in non-cash gain from revaluation of contingent liabilities.
Net cash used in investing activities
Net cash used in investing activities decreased by $51.3 million, or 48.1%, to $55.2 million in the fiscal year ended March 31, 2018, from $106.5 million in the fiscal year ended March 31, 2017. The change was mainly due to decreased investments in acquisitions of new businesses which together with deposits on escrow accounts amounted to $30.0 million in the fiscal year ended March 31, 2018, and $82.7 million in the fiscal year ended March 31, 2017.
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
Net cash used in financing activities
Cash used in financing activities increased by $11.6 million to $25.8 million in the fiscal year ended March 31, 2018, from $14.2 million in the fiscal year ended March 31, 2017. The increase was primarily attributable to payment of deferred purchase consideration for the acquired businesses, amounting to $19.3 million and $4.6 million in the years ended March 31, 2018 and 2017, respectively. This increase was partially offset by the decrease in repayment of short-term borrowings from $5.9 million in the fiscal year ended March 31, 2017 to $0.8 million in the fiscal year ended March 31, 2018.

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
In May 2014, the FASB issued Accounting Standards Update 2014-9, "Revenue from Contracts with Customers" ("ASU 2014-9"). ASU 2014-9 and further issued Accounting Standards Updates to Topic 606(2) will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services.
The Group has completed its analysis of ASC 606 requirements and their impact on existing policies, processes, IT systems and internal control environment.
The Group will adopt ASC 606 starting 1 April, 2018 using the modified retrospective approach by applying the new guidance to contracts that were not completed at the date of initial application. The Group does not expect a significant change in the timing or pattern of revenue recognition upon the adoption of ASC 606. For time-and-materials contracts the Group generally expects to recognize revenue as services are performed under the practical expedient in ASC 606-10-55-18, which is consistent with the Group’s current policy. For fixed price contracts the Group generally expects to recognize revenue over time using an appropriate progress measure of performance obligation satisfaction, which is consistent with the Group’s current proportional performance method. For royalty-based contracts the Group expects to recognize revenue when subsequent sale or usage occurs, which is consistent with the Group’s current policy. For licenses of intellectual property the Group expects to recognize revenue over the license period or at the beginning of the license period depending on whether a right to access or a right to use is granted to a customer, which is consistent with the Group’s current policy.
The Group is planning to align its processes of collecting, analyzing and concluding on customer contracts with ASC 606 model and its disclosure requirements. In order to achieve this certain changes to existing IT systems will be made to enable the Group to capture the key features of contracts with customers and to prepare the required disclosures. Starting April 1, 2018 the Group will implement additional internal controls over the process of collecting, analyzing and concluding on contracts with customers that fall within the scope of ASC 606 as well as internal controls over preparation of disclosures. As of March 31, 2018 the Group implemented additional internal controls over the process of adopting ASC 606 and preparing the respective transitional disclosure.
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
Long-lived assets
We amortize intangible assets, principally software and acquired contract-based client relationships, on a straight-line basis over their estimated useful lives. We review long-lived assets, including intangible assets that are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We base our evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If impairment has occurred, we measure any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business. If such assets were determined to be impaired, we recognize a loss for the difference between the carrying amount and the fair value of the asset. As of March 31, 2018, we recorded impairment loss of $8.2 million relating to IntroPro client base. See Impairment of Long lived assets and Note 7, Impairment loss, below.
Government Grants
We participate in government grants programs in several countries. Due to the absence of authoritative regulations for government grants in U.S. GAAP, we base our accounting on IFRS guidance as a non-authoritative source. We recognize a grant as non-operating income based on the evidence that the company has fulfilled the requirements of the program and the grant was received.
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
Recent accounting pronouncements
See Note 2, Basis of presentation and significant accounting policies, below.

C.	Research and Development, Patents and Licenses
Research and development costs are expensed as incurred. The total amount of research and development activities was $15.4 million, $15.4 million and $6.7 million for the years ended March 31, 2018, 2017 and 2016, respectively.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2017 to March 31, 2018 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements
We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

F.	Contractual Obligations
The following table represents a summary of our estimated future payments under material contractual cash obligations as of March 31, 2018. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Capital lease obligations	$265	30	98	78	59
Operating leases	85,227	31,683	32,988	17,050	3,506
Short term debt obligations	856	856	—	—	—
Total	$86,348	$32,569	$33,086	$17,128	$3,565

ITEM 6.    Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth the name, age, and position as of the date of this annual report regarding each of our directors, executive officers and director nominees.

Name	Age	Position
Executive officers
Dmitry Loshchinin	51	Chief Executive Officer and President
Michael Friedland	51	Chief Operating Officer
Evgeny Fetisov	43	Chief Financial Officer
Roman Trachtenberg	42	Managing Director, Global Head of Excelian Luxoft Financial Services
Alwin Bakkenes	47	Managing Director, Automotive
Samuel Mantle	42	Managing Director, Digital Enterprise
Grigory Kauzov	41	Vice President, Global Services
Directors
Esther Dyson(1)(3)	67	Director
Glen Granovsky(2)	55	Director
Marc Kasher(1)(2)(3)	48	Director
Anatoly Karachinskiy(2)	59	Director
Thomas Pickering(1)(3)	86	Director
Dmitry Loshchinin	51	Director
Sergey Matsotsky	56	Director
Yulia Yukhadi(2)	47	Director
_______________________________________________________________________________

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)	Determined by our board of directors to be "independent" as defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE Listed Company Manual.
Executive officers
Dmitry Loshchinin—Chief Executive Officer and President, Director
Dmitry Loshchinin has served as our Chief Executive Officer since our inception in 2000. Mr. Loshchinin also became a director of Luxoft in November of 2013. Prior to joining Luxoft, Mr. Loshchinin served in management roles within software companies such as Kerntechnik, Entwicklung, Dinamyk GmbH, Siemens Nixdorf Informationssysteme, AG and IBM Corp. Beginning in 1998, he also oversaw IBS Group's initiative to offer offshore services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in Applied Mathematics from Moscow State University and completed an executive education program at the Wharton School of the University of Pennsylvania.

Michael Friedland—Chief Operating Officer
Michael Friedland has served as our Chief Operating Officer since April 2017 consolidating several corporate functions under the Global COO organization. Prior to that, Mr. Friedland held the position of an Executive Vice President leading Strategic Management and Continuous Improvement organization which consisted of four units: (i) infrastructure, operation, security and internal automation, (ii) organizational transparency, analytics and controls, focusing on global and cross-functional processes, management frameworks and capacity, post-merger integration activities, (iii) continuous improvement, and (iv) M&A. Mr. Friedland has more than 20 years of experience in the IT and software services industry. Prior to joining Luxoft, Mr. Friedland worked as a software engineer for Merrill Lynch, Lehman Brothers and Merck (formerly Medco). In 1993, Mr. Friedland co-founded IT Consulting International ("ICTI"), which provided consulting and later outsourcing services for various U.S. clients. In 2006, we acquired ICTI. Mr. Friedland completed an executive education program at the Wharton School of the University of Pennsylvania and London Business School.
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
Roman Trachtenberg—Managing Director, Global Head of Excelian Luxoft Financial Services
Roman Trachtenberg joined us in 2009 as Financial Services Accounts Director, and has served as Chief Executive Officer of Luxoft North America since 2011 and as our Global Head of Excelian Luxoft Financial Services since April 2017. Prior to joining us, Mr. Trachtenberg served as Chief Operating Officer at SMINEX LLC and as Vice President of Operations at Rosbuilding Investment Company, both Russian private equity firms. Mr. Trachtenberg has also held management positions at companies including Republic National Bank of New York, Gateway, Deutsche Bank and AIG. Mr. Trachtenberg has more than 17 years of technology experience in various industries, including financial services, consumer retail and real estate. Mr. Trachtenberg holds a Bachelor's degree in Business Administration from Southern State University. In 2015 Mr. Trachtenberg has successfully completed Advanced Management Program at Harvard Business School.
Alwin Bakkenes—Managing Director, Automotive
Alwin Bakkenes joined us in 2016 through the acquisition of Pelagicore, where he served as the CEO starting in 2011. Prior to that, Mr. Bakkenes held the position of Director Infotainment & Driver Information at Volvo Car Corporation responsible for the development of all electronics in the Cockpit, including HMI. Since 2013, Mr. Bakkenes has been serving as a Board Member on the GENIVI Alliance, a non-profit organization dedicated to driving the adoption of Open Source for in-vehicle infotainment. Mr. Bakkenes holds a Master's degree in Knowledge Management from the Middlesex University and a Bachelor's degree in Computer Science from the Amsterdam University of Applied Sciences.
Samuel Mantle—Managing Director, Digital Enterprise
Samuel Mantle joined us in May 2017 and was most recently responsible for our Healthcare and Life Sciences business. Since March 2018, Mr. Mantle has served as a Managing Director for Digital Enterprise tasked with driving overall strategy, business development and governance across the Digital Enterprise vertical. Prior to joining us, he spent over 10 years at Novartis with global responsibility for Technology Strategy, Innovation, Operations & Organizational Effectiveness in CIO and Executive Technology positions. Mr. Mantle started his early career in SAP consulting followed by technology design and management roles at Sony and Merisant. He holds a Master of Aerospace Engineering graduate degree from the University of Bristol in the UK.

Grigory Kauzov—Vice President, Global Services
Grigory Kauzov joined us July 2009 and has served in various management roles. In November 2016, Mr. Kauzov was appointed the Vice President of Global Services overseeing Luxoft's portfolio of application development and infrastructure services. He is responsible for services delivery for all of our industry verticals, implementation of the best practices and continuous service transformation to drive value and productivity for our clients. Between August 2010 and November 2016, Mr. Kauzov served as Luxoft's Global Account Manager for UBS, managing all aspects of business development, client relationship, and service delivery for our strategic Financial Services client. Overall Mr. Kauzov has more than 20 years of experience in the IT and software services industry. Mr. Kauzov holds a Master’s degree in Economic Geography from the Lomonosov Moscow State University. In 2008 Mr. Kauzov completed Economics and Management postgraduate program at the Lomonosov Moscow State University.
Directors
Esther Dyson—Director
Esther Dyson has been a member of our board of directors since February 2014. In May 2013, Ms. Dyson founded the Way to Wellville, a not-for-profit organization focused on community health. Previously, she worked as a journalist at Forbes and a technology analyst New Court Securities and Oppenheimer & Co. Additionally, Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983. Ms. Dyson is a member of the boards of 23andMe, Meetup Inc., Pressreader, Wellpass, and Yandex (NASDAQ: YNDX). She was also the founding chairman of the Internet Corporation for Assigned Names and Numbers (ICANN). Between 1997 and 2013, Ms. Dyson was a member of the advisory board of IBS Group. Ms. Dyson holds a Bachelor of Arts in economics from Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center.
Glen Granovsky—Director
Glen Granovsky has been a member of our board of directors since 2006. He has served as Director of IBS Group since 1999. Mr. Granovsky served as President and CEO of Luxoft USA, Inc. (formerly IBS USA, Inc.) between 2005 and 2010. Mr. Granovsky is also a Director of WB Services Inc., Discreet Management and Consulting Limited, The Custodians of Russian Culture Inc., Oradell Equities Inc., News 360 International Group Inc., Paramus Enterprises Ltd., RS-Technologies Ltd., BXA Investments Ltd. and Jazva Inc. Prior to joining us, Mr. Granovsky was head of the IT sales team at Intermicro Joint Venture and a manager at Asiatronics Limited, U.K. Mr. Granovsky holds a Master's degree in Applied Mathematics and Information Systems Management from Gubkin Russian State University of Oil and Gas.
Marc Kasher—Director
Marc Kasher has been a member of our board of directors since September of 2013. Mr. Kasher is the Founder and CEO of Sapiens Advisors, an international consulting company working with global institutions providing advisory services in raising capital, strategic acquisitions, corporate governance, financial management, and investor relations. Prior to founding Sapiens Advisors, Mr. Kasher was a Managing Director at PineBridge Investments (formerly known as AIG Investments). Prior to PineBridge Investments, Mr. Kasher worked for the United States Agency for International Development, where he was involved in projects that focused on privatization strategies in several countries of the former Soviet Union. Mr. Kasher served in the past as a director of several Pine Bridge Investments' portfolio companies. Mr. Kasher holds a Master of Business Administration with a concentration in finance from Georgetown University and a Bachelor of Arts degree from Tufts University.
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
Yulia Yukhadi—Director
Yulia Yukhadi has been a member of our board of directors since February 2015. Ms. Yukhadi has served as Chief Financial Officer of IBS Group since 2006 and as Chief Financial Officer of PressReader Inc. since 2017. Prior to that, Ms. Yukhadi served as financial director and vice president of finance with various consumer goods and telecom companies between 2003 and 2006, and held a position as the financial controller in the financial department of IBS Group between 1998 and 2003. She holds an undergraduate degree in mathematical economics from the Moscow State University. Ms. Yukhadi is a Certified Management Accountant.

B.    Compensation
The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during the year ended March 31, 2018 consisted of approximately $14.9 million in salary, bonuses, stock-based compensation and directors' fees. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include any professional and business association dues, business travel, relocation costs and other expenses and benefits commonly reimbursed or paid by companies in our industry and geographies.
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
During the year ended March 31, 2018, a total amount of 130,273 RSUs, 14,571 PSAs and 53,782 SARs have been vested into the ownership of our directors and executive officers under our Incentive Plan described below. Upon vesting or exercise of these instruments, 271,443 Class A ordinary shares have been issued. RSUs have zero exercise price and no expiration date. PSAs and SARs have exercise price ranging from 46.95 to 65.60 US dollars and expiration dates ranging from December 16, 2019 to December 16, 2021.
Agreements with our Chief Executive Officer
Second Amended and Restated Employment Agreement
In November 2015, Mr. Dmitry Loshchinin, our President and CEO, entered into a Second Amended and Restated Employment Agreement, effective as of August 12, 2014, with Luxoft Global Operations GMBH ("LGO"). Under Mr. Loshchinin's employment agreement, he has agreed to serve as our President and CEO. Mr. Loshchinin also is a member of our board of directors. Mr. Loshchinin's initial term of service under this agreement continues until August 11, 2019. Thereafter, the agreement continues for successive one-year terms unless terminated by either party, generally by delivering six months' prior written notice on or before February 11 of any year. Mr. Loshchinin's salary and annual bonus are subject to review for increase at the discretion of our board of directors. Mr. Loshchinin may also participate in certain executive benefit plans, in particular a pension plan established by LGO in accordance with the Swiss Federal Law on occupational pension schemes, as well as a loss of earnings insurance in case of illness, accident insurance and health insurance. We believe these are customary benefits made available to executive officers resident in Switzerland by employers of similar size operating in our industry. LGO currently pays 100% of the premium for all insurance coverages listed above.
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
Restricted Stock Unit Award Agreement
In December 2014, Mr. Loshchinin was granted RSUs in respect of 328,513 of our Class A ordinary shares with no par value pursuant to the Incentive Plan and a Restricted Stock Unit Award Agreement (the "RSU agreement"). See "ITEM 6. Directors, Senior Management and Employees—C. Board Practices—Stock Option Plans—Luxoft Holding, Inc 2014 Incentive Compensation Plan." The RSUs vest annually in equal installments over a period of five years (each referred to as a period of restriction), commencing on August 12, 2015. In order to receive the shares underlying his vested RSUs, Mr. Loshchinin must deliver an exercise notice to us, specifying the number of our Class A ordinary shares he wishes to receive in settlement of such vested RSUs. As soon as practicable after receipt of such notice, we will deliver to Mr. Loshchinin the number of shares stated in the notice, in accordance with the Incentive Plan. In October 2017, Mr. Loshchinin exercised his right to receive 197,109 shares underlying vested RSUs. The Restricted Stock Unit Award Agreement contains transfer restrictions with respect to shares underlying vested RSUs. In particular, Mr. Loshchinin agrees not to sell or otherwise transfer more than 25% of the shares underlying each vested annual portion of RSUs during the period ending August 12, 2019, subject to customary exceptions for estate planning purposes. Mr. Loshchinin may additionally participate in the Incentive Plan and our other long-term incentive plans thereafter.

Performance Unit Agreement
In November 2015, Mr. Loshchinin received performance-based RSUs ("Performance Units") in respect of up to 328,513 of our Class A ordinary shares with no par value pursuant to the Incentive Plan, as amended and restated, and a Performance Unit Agreement thereunder. The Performance Units are eligible to vest on August 31, 2019, subject to Mr. Loshchinin's continued service through such date (or upon an earlier termination of Mr. Loshchinin's employment by us without "cause" or by him for "good reason" (each as defined in his employment agreement, as described above) and the number of Performance Units which will vest on such date will be calculated based upon our achievement of a weighted average market cap of at least $2,000 million for the six-month period prior to such date, with 100% of the Performance Units vesting in the event that our weighted average market cap for such period is at least $3,000 million (and with ratable vesting of 70% of the Performance Units if our weighted average market cap is between $2,000 million and $2,500 million for such period, and the vesting of 70% of the Performance Units and ratable vesting of the remaining 30% of the Performance Units if our weighted average market cap is between $2,500 million and $3,000 million for such period). In the event of the occurrence of a "change in control" (as defined in the Incentive Plan) prior to such vesting date, if the parties do not agree to the assumption or substitution of this award, then the performance Units will be eligible to vest immediately prior to the consummation of such change in control, and the number of Performance Units which will vest on such date will be calculated ratably based upon our achievement of a weighted average market cap for the six-month period prior to such date above the base amount of $1,188 million, with 100% of our the Performance Units vesting in the event that our weighted average market cap for such period is at least $3,000 million (subject to our discretion to increase the number of Performance Units that vest upon a change in control, based upon such factors as the investment multiples achieved in such transaction, Mr. Loshchinin's personal contributions to the economic results obtained for our shareholders, and/or in consideration for achievement of management retention objectives). The shares underlying the Performance Units shall be delivered to Mr. Loshchinin no later than 15 days following the applicable vesting date. The award of Performance Units to Mr. Loshchinin will not affect his eligibility for, participation in or benefits under the Incentive Plan or any other plan maintained by us or our affiliates.

C.	Board Practices
Corporate governance practices
We are a foreign private issuer under SEC and NYSE rules and a "controlled company" under NYSE rules. While we voluntarily follow certain NYSE corporate governance rules that normally would not bind foreign private issuers, we take advantage of exemptions from other NYSE rules due to our status as a "controlled company."
A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. We are a controlled company on the basis that IBS Group through its two wholly-owned subsidiaries has 83.2% of our voting power. As a controlled company, we are not required to follow certain corporate governance rules of the NYSE. In particular, we are exempt from the requirement to maintain a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee's purpose and responsibilities and is subject to an annual performance evaluation, and from the requirement to maintain a majority independent board of directors.
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
The charter of the Audit Committee is available on our website at http://investor.luxoft.com/phoenix.zhtml?c=251988&p=irol-govHighlights
Compensation committee
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
The charter of the Compensation Committee is available on our website at http://investor.luxoft.com/phoenix.zhtml?c=251988&p=irol-govHighlights

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
During the financial year ended March 31, 2018, we granted certain of our key employees and executive officers 160,699 RSUs at a weighted average fair value of $57.36 per RSU and 48,733 PSAs at a weighted average fair value of $22.00 per PSA.
All awards, except for RSUs and performance-based RSUs granted to our CEO as described above (See "Item 6. Directors, Senior Management and Employees—B. Compensation—Agreements with our Chief Executive Officer—Restricted Stock Unit Award Agreement;—Performance Unit Agreement"), vest in installments over four years, commencing on January 1, 2016. The number of shares that can be received by participants pursuant to PSAs and SARs depends on certain market-related conditions.
On August 12, 2014, our Board of Directors adopted a share-based remuneration plan ("Top Bonus") for certain members of our management. In accordance with the terms of the Top Bonus, the Company provided 164,257 RSUs which entitle the Top Bonus recipients to receive our Class A shares, allocated for issuance under this plan, at no cost subject to continued service conditions and approval by our Compensation Committee and the Board of Directors. The RSUs are subject to service conditions and are vesting in annual increments on March 31 over a five-year period starting March 31, 2015. For additional details, please see "Part III. ITEM 17. Financial Statements—Note 18 Share-Based Compensation."
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

D.	Employees
As of March 31, 2018, we had 12,898 employees worldwide. The geographical breakdown of our personnel is as follows:

	Fiscal years ended March 31,
	2018	2017	2016
Location
Russia	2,668	2,778	2,633
Ukraine	3,775	3,818	3,399
Poland	1,991	2,051	1,921
Romania	1,665	1,844	1,674
United States	851	975	409
United Kingdom	325	371	379
Other locations	1,623	929	672
Total	12,898	12,766	11,087
The breakdown of our personnel by department is as follows:

	Fiscal years ended March 31,
	2018	2017	2016
Department
Engineering and development(1)	10,844	10,792	9,301
Human resources, sales and marketing(2)	690	596	612
Administration	1,351	1,360	1,136
Executive management	13	18	38
Total	12,898	12,766	11,087

_______________________________________________________________________________
(1)This department consists of all of our IT professionals.
(2)Human Resources includes recruitment and training departments.
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
The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of June 30, 2018 by:

•	each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of June 30, 2018, to be outstanding and to be beneficially owned by the person holding the options, warrants or other exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 33,643,383 ordinary shares outstanding as of June 30, 2018, comprising 22,525,801 Class A shares and 11,117,582 Class B shares. Holders of our Class A and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to ten votes per Class B ordinary share. Furthermore, one Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. See "ITEM 10. Additional Information—B. Memorandum and Articles of Association—Voting rights." Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder's address is c/o Luxoft Holding, Inc, Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands.
For a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates during the periods under review, see "—B. Related Party Transactions."

	Shares Beneficially Owned
	Class A		Class B		% of Total Voting Power

Name of Beneficial Owner	Shares	%	Shares	%
Principal Shareholders:
Awosting Ltd.(1)	8,392,100	24.9	8,387,100	75.4	62.7
Codeffroy Ltd.(1)	2,792,748	8.3	2,730,482	24.6	20.5
FMR LLC(2)	2,165,594	9.6	—	—	1.6
M&G Investment Management Limited(3)	1,295,540	5.8	—	—	1.0
Executive Officers and Directors
Anatoly Karachinskiy	—	—	—	—	—
Marc Kasher	—	—	—	—	—
Sergey Matsotsky	—	—	—	—	—
Michael Friedland(4)	18,492	*	—	—	*
Glen Granovsky	56,425	*	—	—	*
Dmitry Loshchinin(5)	1,016,096	4.5		—	*
Samuel Mantle	1,453	*	—	—	*
Alwin Bakkenes	2,816	*	—	—	*
Grigory Kauzov	6,058	*	—	—	*
Roman Trachtenberg	10,308	*	—	—	*
Evgeny Fetisov	15,813	*	—	—	*
Thomas Pickering	—	—	—	—	—
Esther Dyson	90,175	*	—	—	*
Yulia Yukhadi	21,250	*	—	—	*
All executive officers and directors as a group (14 persons)	1,238,886	5.3	—	—	1.0
_______________________________________________________________________________

*	Less than 1%.

(1)
Based on a Schedule 13G/A jointly filed on February 7, 2018 by IBS Group Holding Limited ("IBS Group"), Awosting Ltd. ("Awosting") and Codeffroy Ltd. ("Codeffroy"), IBS Group has shared voting power and shared dispositive power over 11,117,582 of our Class B ordinary shares and 67,266 of our Class A ordinary shares. IBS Group holds these shares indirectly through Awosting and Codeffroy, its wholly owned subsidiaries. Awosting has shared voting power and shared dispositive power over 8,387,100 Class B ordinary shares and 5,000 Class A Ordinary shares. Codeffroy has shared voting power and shared dispositive power over 2,730,482 Class B ordinary shares and 62,266 Class A ordinary shares. All Class B ordinary shares (which are convertible into Class A ordinary shares) held by each shareholder were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by it and (ii) calculating the percentages of Class A ordinary shares owned by it. IBS Group is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. Croyton Limited has sole voting and dispositive power over the shares. The address for IBS Group, Awosting and Codeffroy is c/o IBS Group Holding Limited, 11 Hope Street, Douglas, Isle of Man, IM1 1AQ.

(2)
Based on a Schedule 13G/A filed on February 13, 2018, FMR LLC ("FMR") holds sole dispositive power over 2,165,594 Class A ordinary shares and sole voting power over 430,843 Class A ordinary shares. FMR reported its securities holdings in the Company on behalf of itself and certain of its affiliates and subsidiaries. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(3)
Based on a Schedule 13G filed on February 14, 2018, M&G Investment Management Limited (“M&G”) holds sole voting power over 999,544 Class A ordinary shares and sole dispositive power over 1,295,540 Class A ordinary shares. The address of M&G is Governor’s House, Laurence Pountney Hill, London, EC4R 0HH.

(4)	Including 13,500 Class A ordinary shares held by Mr. Friedland's spouse.

(5)
Including 65,702 restricted stock units that vest on August 12, 2018. The receipt of the underlying Class A shares is subject to Mr. Loshchinin's submission of an exercise notice to us. Mr. Loshchinin's address is c/o Luxoft Global Operations GmbH, Gubelstrasse 24, 6300 Zug, Switzerland.

Significant Changes
Pursuant to Schedule 13G/A filed with the SEC on July 9, 2018, Morgan Stanley ceased to be a beneficial owner of 5% or more of our ordinary shares.
Pursuant to Schedule 13G/A filed with the SEC on March 8, 2018, Wasatch Advisors, Inc. ceased to be a beneficial owner of 5% or more of our ordinary shares.
Pursuant to Schedule 13G/A filed with the SEC on October 5, 2017, JPMorgan Chase & Co. ceased to be a beneficial owner of 5% or more of our ordinary shares.
Pursuant to Schedule 13G/A filed with the SEC on March 9, 2017, BlackRock Inc. ceased to be a beneficial owner of 5% or more of our ordinary shares.
Record Holders
Based on a review of the information provided to us by our transfer agent, as of June 30, 2018, there were twelve registered holders of our Class A ordinary shares in the United States, representing 98.5% of our outstanding Class A ordinary shares. Additionally, as of that date, none of our Class B ordinary shares were held in the United States. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company. The number and the U.S. residence of record holders may not be representative of the number of beneficial owners or where the beneficial owners have residence because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

B.	Related Party Transactions
The following is a description of material transactions, or series of related material transactions, since March 31, 2017, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of 10% or more of our voting securities or any member of the immediate family of any of the foregoing persons.
Relationship with IBS Group
Our principal shareholders are Awosting and Codeffroy, two wholly-owned subsidiaries of IBS Group. IBS Group's business consists of two primary segments: IT services and software development. Luxoft's business comprises IBS Group's entire software development segment. As described in more detail below, historically, IBS Group's business segments have been operated on a substantially independent basis, with the exception of certain financing arrangements and limited service agreements, equipment purchases and leasing arrangements. We continue to provide to and purchase from IBS Group certain services on a limited basis in the ordinary course of our business on terms similar to those in arm's-length transactions, but do not plan to obtain financing from IBS Group as we have in the past. As of June 30, 2018, IBS Group beneficially owned through its two wholly-owned subsidiaries 33.2% of our Class A ordinary shares, 100% of our Class B ordinary shares and 83.2% of our total voting power.
Contracts for the provision of services
We have previously entered into, and continue to enter into, a number of agreements with IBS Group affiliates for the provision to IBS Group affiliates of software development services, recruitment services, consulting services and services related to staffing and creating dedicated delivery centers. The majority of these agreements are framework agreements entered into for an indefinite term or for a term ranging from one to three years, such as our recruiting services agreements which have one-year automatically renewable terms (unless either party terminates by an advance notice). Our framework agreements do not contain exclusivity provisions or minimum purchase requirements or service commitments. The services agreements include customary limitations on liability and indemnification provisions, and are subject to customary termination provisions. Each project under these framework agreements is governed by an individual statement of work. In the aggregate, our sales of services to IBS Group affiliates amounted to $2.4 million, $0.6 million and $5.6 million for the years ended March 31, 2018, 2017 and 2016, respectively.
Contracts for the purchase of services
In addition to providing services to IBS Group, we have previously entered into, and continue to enter into, numerous written agreements and arrangements with IBS Group affiliates through which we purchase IT and telecom services, management services, marketing services and consulting services from the affiliates of IBS Group. The agreements have a term of one year, which automatically renews unless either party terminates. The agreements also contain customary termination provisions, but lack exclusivity provisions and minimum purchase requirements and service commitments. The agreements include customary limitations on liability and indemnification provisions. In the aggregate, our purchases of services from IBS Group affiliates amounted to $0.2 million and less than $0.1 million for the years ended March 31, 2018 and 2017 respectively.
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
During the years ended March 31, 2018 and 2017, our total expenses in connection with the purchase of software, computers, related components and other equipment, excluding software licenses, amounted to $0.6 million and $0.4 million, respectively.
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
No significant changes have occurred since March 31, 2018, except as otherwise disclosed in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.	Offer and Listing Details
Our Class A ordinary shares have been trading on the NYSE since June 26, 2013 under the symbol "LXFT." Prior to that time, there was no public market for our Class A ordinary shares. The following table sets forth for the periods indicated the high and low prices per Class A ordinary share as reported by the NYSE:

	NYSE
	High	Low
	(price per Class A ordinary share)
Annual
Fiscal year ended March 31, 2018	67.85	40.00
Fiscal year ended March 31, 2017	66.18	46.58
Fiscal year ended March 31, 2016	80.64	46.85
Fiscal year ended March 31, 2015	55.52	24.09
Fiscal year ended March 31, 2014 (beginning on June 26, 2013)	43.56	18.55

	NYSE
	High	Low
	(price per Class A ordinary share)
Quarterly
First quarter ended June 30, 2018	43.50	31.50
Fourth quarter ended March 31, 2018	59.05	40.00
Third quarter ended December 31, 2017	57.35	44.85
Second quarter ended September 30, 2017	65.30	40.15
First quarter ended June 30, 2017	67.85	58.75
Fourth quarter ended March 31, 2017	62.85	54.50
Third quarter ended December 31, 2016	56.85	48.20
Second quarter ended September 30, 2016	60.71	46.58
First quarter ended June 30, 2016	66.18	51.30

	NYSE
	High	Low
	(price per Class A ordinary share)
Most Recent Six Months
June 2018	37.45	34.60
May 2018	43.50	31.50
April 2018	41.25	38.50
March 2018	45.00	40.00
February 2018	57.90	42.45
January 2018	59.05	54.55
The closing price of our Class A ordinary shares as of June 30, 2018 was 36.85.

B.	Plan of distribution

Not applicable.

C.	Markets
See "—Offer and Listing Details" above.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION

A.	Share Capital
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
As of June 30, 2018, pursuant to our Amended and Restated Memorandum and Articles of Association, we are authorized to issue a maximum of 80,000,000 ordinary shares of no par value of which 34,002,107 shares are issued and outstanding.
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
Cumulative voting
There is nothing under the laws of the British Virgin Islands that specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation. As a British Virgin Islands company, we have made provisions in our Amended and Restated Memorandum and Articles of Association to prohibit cumulative voting for such elections.
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

Board of Directors
We are managed by a board of directors that currently consists of eight directors. Our Amended and Restated Memorandum and Articles of Association provide that the board of directors will consist of at least two directors. There are no share ownership qualifications for directors.
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
Foreign currency risk
We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2018, 54.9% of our sales were denominated in U.S. dollars and 26.5% were denominated in euros. On the cost side, however, in the year ended March 31, 2018, 10.9% of our expenses (excluding currency losses and changes in deferred tax) were denominated in Russian rubles and 9.5% in Polish Zloty. As a result, weakening of euro against U.S. Dollar and strengthening of the Russian ruble relative to the U.S. dollar present the most significant risks to us. Fluctuations in currency exchange rates may impact our business significantly.
Based on our results in the year ended March 31, 2018, a 1.0% increase (decrease) in the value of euro against the U.S. dollar would have increased (decreased) our sales by $2.4 million. Based on our results in the year ended March 31, 2018, a 1.0% increase (decrease) in the value of the Russian ruble against the U.S. dollar would have decreased (increased) our cost of services and operating expenses by $0.4 million.
We manage our foreign currency risk primarily through short-term forward contracts in order to reduce our exposure to volatility in the currency markets. During the year ended March 31, 2018, we engaged in forward sales contracts to hedge the euro against the U.S. dollar. Typically, our outstanding instruments have maturities from one to six months, with the longest maturity not exceeding 12 months. We have obtained credit limits from our counterparty banks and therefore are not required to maintain deposits on margin accounts in case of adverse market movements.

Currency forward contracts concluded before January 2016 were not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). Therefore, we have been incurring financial loss or income as a result of these derivatives. Currency forward contracts concluded starting January 2016 were designated as cash flow hedges and qualified for hedge accounting under ASC 815. Changes in the intrinsic value of such contracts are accounted in accumulated other comprehensive loss in our consolidated condensed balance sheet, until the forecasted transaction occurs. As of March 31, 2018, we had $0.6 million payable for our hedging positions. See also Note 10 included in our accompanying audited consolidated financial statements.
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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures.    Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2018. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2018, our disclosure controls and procedures were effective.

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
Our management has excluded DerivIT and Unafortis AG from its assessment of internal control over financial reporting as of March 31, 2018, as these companies were acquired by us in August and September 2017, respectively. These companies are included in our consolidated financial statements as of and for the year ended March 31, 2018 and combined constituted $56.6 million or 9.4% and $39.4 million or 8.4% of total and net assets, respectively, as of March 31, 2018. For the year ended March 31, 2018, these entities contributed $23.5 million or 2.6% of revenue and $0.5 million or 0.9% of net income. Under guidelines established by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition. Our independent registered public accounting firm, Ernst & Young LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2018, which appears below.

(c)	Attestation Report of the Registered Public Accounting Firm.
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Luxoft Holding, Inc.
Opinion on Internal Control over Financial Reporting

We have audited Luxoft Holding, Inc. and subsidiaries’ internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Luxoft Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Controls, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DerivIT and Unafortis AG, which are included in the 2018 consolidated financial statements of Luxoft Holding, Inc. and constituted 9.4% and 8.4% of total and net assets, respectively, as of March 31, 2018 and 2.6% and 0.9% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Luxoft Holding, Inc. also did not include an evaluation of the internal control over financial reporting of DerivIT and Unafortis AG.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Luxoft Holding, Inc. as of March 31, 2018 and 2017, the related consolidated statements of comprehensive income, shareholders‘ equity, and cash flows, for each of the three years in the period ended March 31, 2018, and the related notes and our report dated July 23, 2018 expressed an unqualified opinion thereon.
Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young, LLC
Moscow, Russia July 23, 2018

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
We granted no waivers under and have made no amendments to our Code of Ethics during the fiscal year ended March 31, 2018.
ITEM 16C:    Principal Accountant Fees and Services
Fees paid to the auditors
The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Fiscal years ended March 31,
	2018	2017
	(in thousands of U.S. dollars)
Audit Fees(1)	$1,525	$1,111
Audit-Related Fees(2)	—	20
Tax Fees(3)	132	10
All Other Fees(4)	2	—
Total	$1,659	$1,141
_______________________________________________________________________________

(1)
"Audit Fees" include fees for services performed by our independent public accounting firm in connection with our annual audit for the years ended March 31, 2018 and 2017, certain procedures regarding our quarterly financial results submitted on Form 6-K for the fiscal year ended March 31, 2018, the filing of our annual reports on Form 20-F, and consultation concerning financial accounting and reporting standards.

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
Dated: July 23, 2018

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Luxoft Holding, Inc
Consolidated financial statements

Report of Independent Registered Public Accounting Firm
To the shareholders and the board of directors of Luxoft Holding, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Luxoft Holding, Inc. as of March 31, 2018 and 2017, the related statements of income, comprehensive income, shareholders’ equity and cash flows, for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 23, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLC
We have served as the Company’s auditor since 2009.
Moscow, Russia
July 23, 2018

Luxoft Holding, Inc
Consolidated balance sheets
(in thousands of U.S. dollars, except share amounts)

	As of March 31, 2018	As of March 31, 2017
Assets
Current assets
Cash and cash equivalents	$104,357	$109,558
Restricted cash, current	70	4,000
Trade accounts receivable, net of allowance for doubtful accounts of $1,232 at March 31, 2018 and $435 at March 31, 2017	186,991	144,862
Unbilled revenue	33,310	14,454
Work-in-progress	3,734	2,805
Due from related parties (Note 13)	1,272	1,084
VAT and other taxes receivable	4,082	1,732
Advances issued	1,777	2,740
Other current assets	8,041	5,224
Total current assets	$343,634	$286,459
Non-current assets
Restricted cash, non-current	2,775	1,399
Deferred tax assets (Note 15)	4,349	3,423
Property and equipment, net (Note 4)	52,739	49,571
Intangible assets, net (Note 6 and 7)	106,368	120,430
Goodwill (Note 5)	88,908	76,918
Other non-current assets	5,047	9,007
Total non-current assets	$260,186	$260,748
Total assets	$603,820	$547,207
Liabilities and shareholders' equity
Current liabilities
Short-term borrowings (Note 8)	$856	$633
Accounts payable	25,964	24,402
Accrued liabilities (Note 12)	49,593	38,513
Deferred revenue	4,105	3,815
Due to related parties (Note 13)	14	460
Taxes payable	22,916	21,283
Payable under foreign currency forward contracts (Note 10)	776	295
Payables for acquisitions, current (Note 2 and 9)	6,415	17,221
Other current liabilities	2,302	2,025
Total current liabilities	$112,941	$108,647
Deferred tax liability, non-current (Note 15)	10,830	16,907
Payables for acquisitions, non-current (Note 2 and 9)	2,895	32,206
Other non-current liabilities	7,205	2,629
Total liabilities	$133,871	$160,389
Shareholders' equity
Share capital (80,000,000 shares authorized; 34,063,981 issued and outstanding with no par value as at March 31, 2018, and 80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017)	—	—
Additional paid-in capital	155,456	133,192
Common stock held in treasury, at cost (61,874 shares as of March 31, 2018; 93,813 shares as of March 31, 2017)	(3,424)	(6,028)
Retained earnings	320,521	263,508
Accumulated other comprehensive loss	(2,636)	(3,886)
Total shareholders' equity attributable to the Group	$469,917	$386,786
Non-controlling interest	32	32
Total equity	$469,949	$386,818
Total liabilities and equity	$603,820	$547,207

Luxoft Holding, Inc
Consolidated statement of income
(In thousands of U.S. dollars, except share and per share amounts)

	For the years ended March 31,
	2018	2017	2016
Sales of services	$906,766	$785,561	$650,752
Operating expenses
Cost of services (exclusive of depreciation and amortization)	567,874	474,980	379,331
Selling, general and administrative expenses	241,239	213,723	171,707
Depreciation and amortization	42,673	34,847	23,814
Gain from revaluation of contingent liability	(13,340)	(12,021)	(3,680)
Impairment loss	8,241	5,287	—
Operating income	60,079	68,745	79,580
Other income and expenses
Interest income/ (loss), net	173	(81)	121
Unwinding of discount for contingent liability, loss	(1,215)	(1,990)	(1,169)
Other gain, net	2,773	5,119	3,947
Gain/ (loss) from derivative financial instruments	(1,791)	1,314	261
Net foreign exchange gain/ (loss)	2,767	(2,604)	(381)
Income before income taxes	$62,786	$70,503	$82,359
Income tax expense	(5,773)	(7,865)	(12,108)
Net income	$57,013	$62,638	$70,251
Net income attributable to the non-controlling interest	—	—	—
Net income attributable to the Group	$57,013	$62,638	$70,251
Basic EPS per Class A and Class B ordinary share (Note 19)
Net income attributable to the Group per ordinary share	$1.69	$1.88	$2.13
Weighted average ordinary shares outstanding	33,703,069	33,280,771	32,949,807
Diluted EPS per Class A and Class B ordinary share (Note 19)
Diluted net income attributable to the Group per ordinary share	$1.66	$1.84	$2.06
Diluted weighted average ordinary shares outstanding	34,247,805	34,000,674	34,088,214
The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc
Consolidated statement of comprehensive income
(In thousands of U.S. dollars)

	Year Ended March 31,
	2018	2017	2016
Net income	$57,013	$62,638	$70,251
Other comprehensive income (loss), net of tax
Gains/(losses) on derivative instruments, net of tax effects of (67), 201 and (197)	(561)	1,418	(1,412)
Actuarial gain (loss), net of tax effects of (45), 69 and (40)	(454)	580	(205)
Translation adjustments with no tax effects	2,265	(1,903)	(664)
Total other comprehensive income/ (loss)	1,250	95	(2,281)
Comprehensive income	$58,263	$62,733	$67,970
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—
Comprehensive income attributable to the Group	$58,263	$62,733	$67,970

Luxoft Holding, Inc
Consolidated statement of shareholders' equity
(In thousands of U.S. dollars, except share amounts)

	Share capital			Treasury Stock			Accumulated other comprehensive loss (net of tax effect)	Total shareholders' equity attributable to the Group	Non- controlling interest	Total equity
	Ordinary shares	Amount	Additional paid-in capital	Treasury shares	Amount	Retained earnings
Balances at March 31, 2015	32,851,345	$—	$89,173	—	$—	$130,619	$(1,700)	$218,092	$32	$218,124
Net income for the period	—	—	—	—	—	70,251	—	70,251	—	70,251
Other Comprehensive loss for the period	—	—	—	—	—	—	(2,281)	(2,281)	—	(2,281)
Stock issued in connection with acquisition of FOSS	—	—	559	—	—	—	—	559	—	559
Equity based Compensation expenses (Note 18)	291,717	—	16,557	—	—	—	—	16,557	—	16,557
Shares issued under the stock option plan (Note 18)	—	—	1,188	—	—	—	—	1,188	—	1,188
Personal income tax withheld (Note 18)	35,579	—	—	(35,579)	(2,665)	—	—	(2,665)	—	(2,665)
Balances at March 31, 2016	33,178,641	$—	$107,477	(35,579)	$(2,665)	$200,870	$(3,981)	$301,701	$32	$301,733
Net income for the period	—	—	—	—	—	62,638	—	62,638	—	62,638
Other Comprehensive income for the period	—	—	—	—	—	—	95	95	—	95
Stock issued in connection with acquisition of FOSS	—	—	1,107	—	—	—	—	1,107	—	1,107
Equity based Compensation expenses (Note 18)	303,159	—	23,420	—	—	—	—	23,420	—	23,420
Shares issued under the stock option plan (Note 18)	—	—	1,188	—	—	—	—	1,188	—	1,188
Personal income tax withheld (Note 18)	58,234	—	—	(58,234)	(3,363)	—	—	(3,363)	—	(3,363)
Balances at March 31, 2017	33,540,034	$—	$133,192	(93,813)	$(6,028)	$263,508	$(3,886)	$386,786	$32	$386,818
Net income for the period	—	—	—	—	—	57,013	—	57,013	—	57,013
Other Comprehensive income for the period	—	—	—	—	—	—	1,250	1,250	—	1,250
Equity based Compensation expenses (Note 18)	555,886	—	29,526	—	—	—	—	29,526	—	29,526
Shares issued under the stock option plan (Note 18)	—	—	1,188	—	—	—	—	1,188	—	1,188
Personal income tax withheld (Note 18)	102,961	—	—	(102,961)	(5,846)	—	—	(5,846)	—	(5,846)
Cancellation of treasury shares (Note 14)	(134,900)	—	(8,450)	134,900	8,450	—	—	—	—	—
Balances at March 31, 2018	34,063,981	$—	$155,456	(61,874)	$(3,424)	$320,521	$(2,636)	$469,917	$32	$469,949
The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc
Consolidated statements of cash flows
(In thousands of U.S. dollars)

	For the year ended March 31,
	2018	2017	2016
Operating activities
Income from operations	$57,013	$62,638	$70,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,673	34,847	23,814
Deferred tax benefit (Note 15)	(4,140)	(3,395)	(902)
Income from derivative financial instruments (Note 10)	1,791	(1,314)	(261)
Net foreign exchange (gain)/loss	(2,767)	2,604	381
Provision for doubtful accounts (Note 2)	941	380	311
Gain from revaluation of contingent liability (Note 9)	(13,340)	(12,021)	(3,680)
Unwinding of discount for contingent liability, loss (Note 9)	1,215	1,990	1,169
Share-based compensation (Note 18)	28,968	28,984	17,745
Impairment loss (Note 7)	8,241	5,287	—
Other	630	—	—
Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(47,449)	145	(10,261)
Work-in-progress	(928)	(1,210)	(146)
Due to and from related parties	(634)	1,001	(1,084)
Accounts payable and accrued liabilities	2,634	8,879	4,942
Deferred revenue	282	(1,761)	(4,222)
Changes in other assets and liabilities	(123)	(5,027)	7,332
Net cash provided by operating activities	75,007	122,027	105,389
Investing activities
Purchases of property and equipment	(20,585)	(19,614)	(24,171)
Purchases of intangible assets	(4,593)	(4,182)	(5,069)
Proceeds from disposal of property and equipment	—	—	40
Acquisitions, net of cash acquired (Note 2 and 9)	(34,155)	(77,672)	(3,525)
Restricted cash	4,125	(5,000)	—
Net cash used in investing activities	(55,208)	(106,468)	(32,725)
Financing activities
Net repayment of short-term borrowings	(785)	(5,897)	(880)
Acquisition of business, deferred consideration (Note 2 and 9)	(19,258)	(4,577)	(6,126)
Repurchases of common stock	(5,547)	(3,611)	(1,774)
Repayment of capital lease obligations	(163)	(133)	(124)
Net cash used in financing activities	(25,753)	(14,218)	(8,904)
Effect of exchange rate changes on cash and cash equivalents	753	(328)	(808)
Net increase/(decrease) in cash and cash equivalents	(5,201)	1,013	62,952
Cash and cash equivalents at beginning of year	109,558	108,545	45,593
Cash and cash equivalents at end of period	$104,357	$109,558	$108,545
Supplemental disclosure of cash flow information
Income tax paid	$13,862	$12,861	$12,942
Interest paid	—	76	149
Government grants received in cash (Note 11)	$1,024	$3,817	$2,885
The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc
Notes to consolidated financial statements
(In thousands of U.S. dollars, except share amounts)

1. Description of business and environment
Luxoft Holding, Inc (the "Company") was incorporated as a company limited by shares under the laws of the British Virgin Islands ("BVI") on March 7, 2006. The Company has 43 subsidiaries across Europe, North America, Asia, Australia and Africa collectively referred to as "Subsidiaries". The Company and its Subsidiaries are collectively referred to as the "Group".
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
In the fiscal year ended March 31, 2018 the Group changed the presentation of the revaluation of contingent liabilities; the unwinding of discount for contingent liability is excluded from operating income and shown as a separate line in the Consolidated statement of income. The comparative amounts have been amended accordingly.
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

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)
The list of subsidiaries of the Group is the following:

	% of ownership as at March 31
Subsidiary	2018	2017
Luxoft International Company Ltd.	100.00%	100.00%
Excelian (Singapore) Pte Ltd	100.00%	100.00%
Excelian Luxoft Financial Services (Switzerland) AG (Note 3)	100.00%	n/a
Symtavision GmbH	100.00%	100.00%
Luxoft Luxembourg S.a.r.l	100.00%	100.00%
Luxoft Sweden (previously Pelagicore AB)	100.00%	100.00%
Luxoft Netherlands B.V.	100.00%	100.00%
Luxoft UK Ltd.	100.00%	100.00%
Excelian Ltd. (UK)	100.00%	100.00%
Luxoft USA, Inc.	100.00%	100.00%
Radius, Inc.	100.00%	100.00%
Excelian, Inc.	100.00%	100.00%
Luxoft Canada Ltd.	100.00%	100.00%
Excelian Ltd. (Canada)	100.00%	100.00%
Luxoft Eastern Europe Ltd.	100.00%	100.00%
Luxoft Mexico S.A. de C.V.	100.00%	100.00%
Luxoft Singapore PTE. LTD.	100.00%	100.00%
Luxoft Poland sp.z.o.o.	100.00%	100.00%
Luxoft GmbH	100.00%	100.00%
Luxoft (Switzerland) GmbH	100.00%	100.00%
Luxoft Global Operations GmbH	100.00%	100.00%
Luxoft Vietnam Company Ltd.	100.00%	100.00%
Luxoft Bulgaria EOOD	100.00%	100.00%
Luxoft Professional Romania S.R.L.	100.00%	100.00%
Software ITC S.A.	99.40%	99.40%
Luxoft Services, LLC	100.00%	100.00%
Luxoft Professional, LLC	100.00%	100.00%
Luxoft Research, LLC	100.00%	100.00%
Luxoft Dubna, LLC	100.00%	100.00%
Luxoft Training Center, Autonomous Non-commercial Organization	100.00%	100.00%
Luxoft Ukraine, LLC	100.00%	100.00%
Luxoft Denmark ApS	100.00%	100.00%
Insys Group, Inc.	100.00%	100.00%
Intro Pro US, Inc.	100.00%	100.00%
Intro Pro Software Company Limited	100.00%	100.00%
Intro Pro Ukraine, LLC	100.00%	100.00%
Luxoft India, LLP	100.00%	100.00%
Oftlux AB (previously Luxoft Sweeden AB)	100.00%	100.00%
Luxoft Malaysia Sdn Bhd	100.00%	100.00%
Luxoft Hong Kong Pte., Ltd. (previously DerivIT Hong Kong Pte., Ltd., Note 3)	100.00%	n/a
DerivIT Solutions Pte., Ltd. (Note 3)	100.00%	n/a
DerivIT Solutions Private Ltd. (Note 3)	98.00%	n/a
Luxoft Information Technology, Ltd. (previously Deriv Information Technology, Ltd.) (Note 3)	100.00%	n/a
DerivIT Solutions SDN BHD (Note 3)	100.00%	n/a
SME—Science Management and Engineering AG	100.00%	100.00%
Pelagicore AG (1)	n/a	100.00%

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

March 31, 2018			March 31, 2017			March 31, 2016
US 1$ =	0.95333	CHF	US 1$ =	0.997	CHF	US 1$ =	0.965	CHF
US 1$ =	57.2649	RUR	US 1$ =	56.3779	RUR	US 1$ =	67.6076	RUR
US 1$ =	26.241	UAH	US 1$ =	27.015	UAH	US 1$ =	26.2181	UAH
US 1$ =	0.8113	EUR	US 1$ =	0.93	EUR	US 1$ =	0.88	EUR
US 1$ =	3.7729	RON	US 1$ =	4.244	RON	US 1$ =	3.9349	RON
US 1$ =	0.713399	GBP	US 1$ =	0.8053	GBP	US 1$ =	0.69	GBP
US 1$ =	3.40665	PLN	US 1$ =	3.946	PLN	US 1$ =	3.759	PLN
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
Restricted cash
Restricted cash is represented by deposits on escrow accounts, related to new businesses acquisitions. As of March 31, 2018, the Group had $2,845 as restricted cash, and $5,399 as of March 31, 2017.
Accounts receivable, net
Accounts receivable are non-interest bearing and shown at their net realizable value, which approximates their fair value. Allowances for doubtful accounts are made for specific accounts in which collectability is doubtful, the Group does not make any general allowance based on the aging of accounts receivable.
Recoveries of losses from accounts receivable written-off in prior years are presented within income from operations in the Group's consolidated statements of comprehensive income. Collections in respect of prior year write-offs amounted to $43 for the year ended March 31, 2018; $60 for the year ended March 31, 2017 and $818 for the year ended March 31, 2016.
The table below summarizes changes in qualifying accounts for the years ended March 31, 2016, 2017 and 2018:

	Balance at the beginning of period	Charged to selling, general and administrative expenses	Reversals / write-offs	Balance at the end of period
Allowance for doubtful accounts
For the year ended March 31, 2016	$1,299	$311	$(1,531)	$79
For the year ended March 31, 2017	79	380	(24)	435
For the year ended March 31, 2018	$435	$941	$(144)	$1,232
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
The Group has one major reporting unit Luxoft Integrated and several reporting units corresponding to certain newly acquired entities which have not yet been integrated into the Group's common processes and systems. These entities are considered businesses as defined by ASC 805 for which discrete financial information is available and management regularly reviews their operating results.
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
As of March 31, 2018, the Group performed its impairment review, which resulted in impairment loss of $8,241 attributable to the client base recognized upon acquisition of Intro Pro group. During the years ending March 31, 2017 and 2016 impairment expense related to long-lived assets was recognized in amount of $5,287 and $0 respectively.
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
Cash Flow
The Group utilizes invoice discounting and receivable purchase facilities as a source of short-term borrowings. The volume of such borrowings decreased significantly since the year ended March 31, 2017 as the Group changed the presentation for the year ended March 31, 2016 and 2017. Due to the fact that all short-term borrowings of the Group have quick turnover and short maturities the Group chooses, in accordance with ASC 230-10-45-8, Statement of Cash Flows—Other Presentation Matters, to present only net changes during the period in the Statement of Cash Flows, because the knowledge of the gross cash receipts and payments related to them is believed to be not necessary to understand the Group's financing activities.
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
Advertising
The Group expenses the cost of advertising as incurred. Advertising expenses for the years ended March 31, 2018, 2017 and 2016 were $2,881, $3,316 and $2,942 respectively, and are classified as selling expenses.
Social contributions
The Group contributes to various government pension and social funds in accordance with the legislation applicable to each of the subsidiaries. The employer's part of these contributions amounted to approximately, $56,881, $42,824 and $31,284 for the years ended March 31, 2018, 2017 and 2016, respectively, and was expensed as incurred.
The majority of social contributions are made by subsidiaries in Poland, United States, Romania and Russia where social contributions charges is a mandatory tax consisting of contributions paid by employers at their own expense and on behalf of employees to the relevant pension, social security, medical and other similar funds. In most countries, where subsidiaries of the Company are located, the social contributions tax rate varies depending on employee's annual compensation and maximum taxable amount of annual or monthly compensation.
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
Due to increased volume of hedged transactions and extended periods of foreign exchange contracts there is a risk of significant fluctuations of fair values of derivatives, affecting the Company's Statement of Comprehensive income. In order to reduce such fluctuations, the Group started to apply hedge accounting to forward contracts offsetting its forecasted transactions denominated in euro and British pounds in accordance with the guidance of ASC 815-30, Cash Flow Hedges. The forward contracts are designed so that the critical terms of the hedging instrument and of the hedged forecasted transaction are the same, therefore there is no ineffectiveness to be recognized in earnings, and the Group recognizes all gain or loss on a derivative instrument designated as a cash flow hedge in other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period when the hedged forecasted transaction affects earnings, i.e. when a forecasted sale actually occurs or an expense is incurred. Gains or losses related to hedge of forecasted sales are recognized in Sales of services, and those attributable to forecasted expense are recognized in Cost of services.

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
In October 2016, as the euro started to depreciate against the US dollar, the Group decided to early close some of its forward euro contracts with maturity dates in 6 months or more. In accordance with ASC 815-30-40-1 and 40-2, the Group calculated the fair value of these contracts and recognized the result of the valuation in accumulated other comprehensive income. All further changes in the fair value of de-designated hedges were recognized directly in earnings in the period of revaluation. In order to lock the speculation gain achieved by the early closing, in November 2016, the Group entered into reverse contracts, i.e. to buy euros for US dollars. The new contracts matched those de-designated both in the amounts and maturity dates, resulting in early fixing of the results of the deals. The result of matching the pairs of forward contracts in amount of $941 was recognized in earnings for the year ended March 31, 2017.
Concentration of credit risk
The concentrations of credit risk associated with trade and other receivables are mitigated by ongoing procedures to monitor the creditworthiness of customers and other debtors. The Group's balances with and cumulative revenues from the largest clients were as follows:

	Revenue for the year ended March 31,			Balances as of March 31,
	2018	2017	2016	2018	2017	2016
Top 1	18%	23%	30%	17%	18%	30%
Top 2	35%	43%	52%	30%	36%	52%
Top 3	39%	49%	59%	35%	42%	59%
Top 4	43%	52%	62%	40%	48%	63%
Top 5	47%	54%	65%	44%	51%	66%
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
The Group classifies its defined benefit pension assets as Level 2. The fair value of defined benefit pension assets is determined by multiplying the savings accounts with the coverage ratio of the pension foundation adjusted by current accounts.
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
The basis for the Group's cash flow assumptions includes attributable forecasted revenue, operating costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility. In addition to that, the Group has to estimate the applicable discount rate and the terminal growth rates, where applicable. The significant unobservable inputs used in the fair value estimations are as following:

•
Cost of capital: The cost of capital reflects the return a hypothetical market participant would require for a long-term investment in an asset and can be viewed as a proxy for the risk of that asset. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value of the assets. The cost of capital used by the Group in its analysis ranged from 14.0% to 16.0% based on the level of risk related to each particular asset or reporting unit.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)

•	Cost of debt: The cost of debt reflects the effective rate paid for use of current debt facilities. The cost of debt used by the Group in its analysis ranged from 2.0% to 4.2%.

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
The fair value of Group's assets and liabilities measured at fair value at the reporting date is presented below:

	As of March 31, 2018
	Total	Level 1	Level 2	Level 3
Recurring fair value measurements
Contingent consideration	$(5,613)	$—	$—	$(5,613)
Foreign currency derivatives asset	158	—	158	—
Foreign currency derivatives liability	(776)	—	(776)	—
Defined benefit pension asset	9,615	—	9,615	—
Total recurring fair value measurements	$3,384	$—	$8,997	$(5,613)
The Group's policy is to recognize transfers to and out of Level 3 as of the date of change in circumstances that caused the transfer. During the year ended March 31, 2018, only contingent liabilities were transferred out of Level 3 due to resolution of contingencies in deferred considerations payable for business acquisitions and acquisitions of software. No transfer between Level 1 and Level 2 of the fair value hierarchy occurred during the period. The reconciliation from the opening balance to the closing balance for recurring fair value measurements categorized within Level 3 of the fair value hierarchy is presented below:

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

	Contingent consideration	Current payable
Balances at March 31, 2017	$37,884	$11,543
Transfers out of Level 3	(11,412)	11,412
Gain for the period included in earnings	(13,340)	—
Unwinding of discount for contingent liability	1,215	—
Foreign currency exchange loss	622	—
Additions and settlements
Acquisitions	12,456	—
Measurement period adjustment	(21,812)	—
Settled in cash	—	(19,258)
Balances at March 31, 2018	$5,613	$3,697

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)
Share-based compensation
The Group accounts for stock-based compensation plans in accordance with ASC 718 Compensation—Stock Compensation. Under ASC 718, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in their consolidated statements of comprehensive income. The cost of the equity instruments is measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employee is required to provide services in exchange for the equity instruments (see Note 18). The Group accounts for forfeitures by estimating the forfeiture rate.
The Group recognizes compensation cost for an award with service conditions on a straight-line basis over the requisite service period for the entire award.
Recent accounting pronouncements
With the exception of the below, there have been no recent accounting pronouncements or changes in accounting pronouncements during year ended March 31, 2018 that are of significance, or potential significance, to the Company's consolidated financial statements:
In May 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-06, Codification Improvements to Topic 942, Financial Services—Depository and Lending. The amendments in this Update supersede the guidance in Subtopic 942-740, Financial Services—Depository and Lending—Income Taxes, that is related to Circular 202 because that guidance has been rescinded by the Office of the Comptroller of the Currency (OCC) and no longer is relevant. The amendments in this Update are effective upon issuance of this Update. The ASU did not have any material effect on the Company’s consolidated financial statements.
In March 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-05 to amend SEC paragraphs in ASC 740, Income Taxes, to reflect SAB 118, which provides guidance for companies that are not able to complete their accounting for the income tax effects of the Tax Cuts and Jobs Act in the period of enactment. The ASU did not have any material effect on the Company’s consolidated financial statements.
In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income. The ASU allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The update will be effective for the Group starting April 1, 2019, and is not expected to have a material effect on the consolidated financial statements.
In January 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842. The ASU provides “an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840.” In addition, the ASU clarifies that a “new or modified land easement should be assessed prospectively under Topic 842 to determine whether it is or contains a lease.
In August 2017, the FASB issued ASU 2017-12-Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The ASU amends ASC 815 to "better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results." The Group is currently assessing the impact the new guidance will have on its consolidated financial statements and/or related disclosures.
In July 2017, the FASB issued ASU 2017-11-Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The ASU will (1) change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features and (2) improve the readability of ASC 480-10 by replacing the indefinite deferral of certain pending content with scope exceptions. The ASU did not have any material effect on the Company’s consolidated financial statements.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)
In May 2017, the FASB issued ASU 2017-10-Service Concession Arrangements (Topic 853): Determining the Customer of the Operation Services (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update apply to the accounting by operating entities for service concession arrangements within the scope of Topic 853. The ASU did not have any material effect on the Company’s consolidated financial statements.
In May, 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. The ASU did not have any material effect on the Company’s consolidated financial statements.
In March, 2017, the FASB issued ASU 2017-07-Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this Update require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost as defined in paragraphs 715-30-35-4 and 715-60-35-9 are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented.
If a separate line item or items are used to present the other components of net benefit cost, that line item or items must be appropriately described. If a separate line item or items are not used, the line item or items used in the income statement to present the other components of net benefit cost must be disclosed.
In January 2017, the FASB issued ASU 2017-4, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. The amendments will be effective for the Group for the fiscal year beginning April 1, 2020, and are not expected to have a material effect on the consolidated financial statements.
In January 2017, the FASB issued ASU 2017-1, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update provide guidance on evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU amends ASC 805 to "provide a more robust framework to use in determining when a set of assets and activities is a business." In addition, the amendments "provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable." The update will be effective for the Group starting April 1, 2018, and is not expected to have a material effect on the consolidated financial statements.
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
In March 2016, the FASB issued Accounting Standards Update 2016-9, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update simplify the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, and classification on the statement of cash flows. The Group adopted the amendment for the fiscal year beginning April 1, 2016. The amendment resulted in recognition of $1,411 excess tax benefit in the previous year's earnings—see Note 15 Income Tax below.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

2. Basis of presentation and significant accounting policies (Continued)
In February 2016, the FASB issued Accounting Standards Update 2016-2, "Leases (Topic 842)". The purpose of this update is to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the amendments is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The amendment is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within those fiscal years. The Group is currently evaluating the impact of this accounting update on its consolidated financial statements.
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
Revenue from Contracts with Customers (Topic 606)
In May 2014, the FASB issued Accounting Standards Update 2014-9, "Revenue from Contracts with Customers" ("ASU 2014-9"). ASU 2014-9 and further issued Accounting Standards Updates to Topic 606(2) will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new guidance (i) removes inconsistencies, and weaknesses in revenue requirements, (ii) provides a more robust framework for addressing revenue issues, (iii) improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, (iv) provides more useful information to users of financial statements through improved disclosure requirements, and (v) simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services.
The Group has completed its analysis of ASC 606 requirements and their impact on existing policies, processes, IT systems and internal control environment.
The Group will adopt ASC 606 starting 1 April, 2018 using the modified retrospective approach by applying the new guidance to contracts that were not completed at the date of initial application. The Group does not expect a significant change in the timing or pattern of revenue recognition upon the adoption of ASC 606. For time-and-materials contracts the Group generally expects to recognize revenue as services are performed under the practical expedient in ASC 606-10-55-18, which is consistent with the Group’s current policy. For fixed price contracts the Group generally expects to recognize revenue over time using an appropriate progress measure of performance obligation satisfaction, which is consistent with the Group’s current proportional performance method. For royalty-based contracts the Group expects to recognize revenue when subsequent sale or usage occurs, which is consistent with the Group’s current policy. For licenses of intellectual property the Group expects to recognize revenue over the license period or at the beginning of the license period depending on whether a right to access or a right to use is granted to a customer, which is consistent with the Group’s current policy.
The Group is planning to align its processes of collecting, analyzing and concluding on customer contracts with ASC 606 model and its disclosure requirements. In order to achieve this certain changes to existing IT systems will be made to enable the Group to capture the key features of contracts with customers and to prepare the required disclosures. Starting April 1, 2018 the Group will implement additional internal controls over the process of collecting, analyzing and concluding on contracts with customers that fall within the scope of ASC 606 as well as internal controls over preparation of disclosures. As of March 31, 2018 the Group implemented additional internal controls over the process of adopting ASC 606 and preparing the respective transitional disclosure.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

3. Business combinations
During the twelve months ended March 31, 2018, the Group has completed a number of business combinations discussed below. The following is a summary of revenues and net income included in the consolidated statements of income and comprehensive income for the year ended March 31, 2018:

	Unafortis AG	DerivIT
Revenue	$5,298	$18,241
Net income/(loss), including:	$(8)	$518
Amortization of intangible assets identified in business combinations	$(535)	$(707)
The unaudited pro-forma revenue and net income of the combined entity as though Unafortis AG and DerivIT were acquired as of April 1, 2016 would have been $921,460 and $58,426 for the year ended March 31, 2018, and $817,685 and $65,844 for the year ended March 31, 2017.
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
Acquisition of Unafortis AG (Excelian Financial Services (Switzerland) AG)
On September 27, 2017, Luxoft Holding, Inc completed acquisition of Unafortis AG, a Swiss-based wealth management consultancy specializing in Avaloq implementations and business consulting anchored in IT services. Avaloq is a provider of fully integrated banking software for the back, middle, and front office.
Luxoft intends to offer Avaloq-based services beyond the predominantly Swiss-client base of Unafortis. Luxoft therefore plans to work with Avaloq to develop more wealth management and private banking clients, taking advantage of synergies in the shared markets of Excelian and DerivIT in the UK, APAC, Germany and North America.
Pursuant to the Share purchase agreement, Luxoft acquired 100% of the Unafortis registered shares. The initial consideration for the sale and purchase of the Shares was CHF 15,757 or $16,257 paid in cash upon closing, subject to post-closing adjustments per SPA based on the final determination of the net debt and net working capital of Unafortis. In addition, (i) CHF 1,000 or $1,032 will be paid in cash to the Sellers upon achievement of certain strategic milestones for the Company’s business unit into which Unafortis will incorporate and (ii) a series of deferred cash payments will be made to the Sellers, contingent upon the achievement of certain financial performance milestones (Avaloq Practice EBITDA margin and Avaloq Practice Revenue) by the Avaloq Practice for the period from October 1, 2017 to March 31, 2020 up to maximum CHF 27,000 or $27,960. As of September 27, 2017 and March 31, 2018, the fair value of the contingent consideration was $945 and $1,017 respectively, both of which related to achievement of strategic milestones.
This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of Unafortis were included in the consolidated statements of comprehensive income from September 27, 2017.
On March 6, 2018 Unafortis AG was renamed to Excelian Luxoft Financial Services (Switzerland) AG.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)
The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of identified Customer relations in the amount of $10,699 which will be amortized over a period of 10 years. The following schedule reflects the preliminary purchase price allocation to the net assets acquired:

As of September 27, 2017
Cash and cash equivalents	$1,569
Trade accounts receivable	1,973
Intangible assets (Customer relations)	10,699
Deferred expenses	40
Other current assets	104
Goodwill	7,507
Total assets	21,892
Accounts Payable	(474)
Other liabilities	(889)
Short-term loans	(266)
Deferred Tax Liability, non-current	(794)
Other non-current liabilities	$(2,267)
Total liabilities	$(4,690)
Total net assets acquired	$17,202
Total purchase consideration	$17,202
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

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

3. Business combinations (Continued)
Acquisition of DerivIT Solutions Pte Ltd.
On August 22, 2017, Luxoft International Ltd completed the acquisition of DerivIT Solutions Private Limited, a Singapore-based financial services-focused technology consulting company. The Company acquired 100% of the issued and paid up share capital of DerivIT in two separate tranches. This transaction was closed upon the receipt of the approval by Reserve Bank of India, as well as satisfaction of several other customary conditions precedent.
Luxoft expects significant synergies in servicing current high-potential clients in the Asia Pacific region, anchoring new business opportunities in financial, automotive, telecom and other sectors, as well as taking advantage of the immediate cross-selling opportunities.
Pursuant to the Agreement, the initial consideration for the sale and purchase of 98% of the Shares was SGD 25,462 or $18,697, adjusted pursuant to the adjustment provisions set forth in the Agreement, payable upon the completion of the first tranche of the transaction in addition to SGD 2,000 or $1,526 was deposited in an escrow for funding indemnity claims of the Sellers. Further, if certain conditions are satisfied, the Sellers will be paid an amount equivalent to SGD 5,569 or $4,089, subject to certain adjustments towards the final consideration for the sale and purchase of 98% of the Shares. Further, as part of the second tranche, the Sellers would receive additional cash payments for the 2% of the Shares which shall be contingent upon the achievement of certain financial performance milestones by DerivIT for the period from April 1, 2017 to March 31, 2018. As of August 22, 2017 and March 31, 2018, the fair value of the contingent consideration was $3,005 and $3,059 respectively, both of which consisted of the escrow deposit and payment related to retention.
This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of DerivIT were included in the consolidated statements of comprehensive income from August 22, 2017.
The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of identified Customer relations in the amount of $12,120 which will be amortized over a period of 10 years. The following schedule reflects the preliminary purchase price allocation to the net assets acquired:

As of August 22, 2017
Cash and cash equivalents	$699
Trade accounts receivable	4,818
Unbilled revenue	608
Property and equipment, net	46
Intangible assets (Customer relations)	12,120
Other assets	272
Goodwill	10,944
Total assets	29,507
Accounts Payable	(2,197)
Other liabilities	(2,767)
Short-term loans	(983)
Deferred tax liability, non-current	(1,858)
Total liabilities	$(7,805)
Total net assets acquired	$21,702
Total purchase consideration	$21,702

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
The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of identified Customer relations in the amount of $1,061 which will be amortized over a period of 10 years. The following schedule reflects the final purchase price allocation to the net assets acquired:

As of February 9, 2017
Cash and cash equivalents	$1
Trade Accounts Receivable	49
Intangible assets (Customer relations)	1,061
Goodwill	411
Total assets	1,522
Accounts Payable	(40)
Other liabilities	(109)
Tax payable	(299)
Long-term loans	(747)
Deferred Tax Liability	(109)
Total liabilities	(1,304)
Total net assets acquired	218
Total purchase consideration	$218

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
Luxoft acquired all of the issued and outstanding shares of three companies constituting the IntroPro group, namely Intro Pro US Inc., Intro Pro Software Company Limited and Intro Pro Ukraine LLC for $28,254 of cash consideration, paid at closing, of which $5,000 was placed in escrow by the sellers for up to 3 years as security for the indemnification obligations of the sellers under the terms of the stock purchase agreement. In accordance with the agreement, the Sellers are entitled to additional cash payments, subject to achievement of certain financial performance milestones by IntroPro for its 2017 and 2018 fiscal years. Subsequently additional non-financial milestones were introduced to the purchase agreement and $4,000 was released from escrow with a corresponding decrease in contingent consideration. As of March 31, 2018, the fair value of the contingent consideration was $1,212 and the amount of current payable related to IntroPro performance up to date was $3,664 million which was fully paid in April 2018 (Note 21).
This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of IntroPro were included in the consolidated statements of comprehensive income of the Group from January 31, 2017.
The Group's financial statements reflect the final purchase price allocation based on the fair value of identified Customer relations in the amount of $25,278 which will be amortized over a period of 10 years. The original and final allocation of the purchase price to the net assets acquired comprises the following:

	As of January 31, 2017
	Originally reported	Final
Cash and cash equivalents	$87	$87
Trade accounts receivable	1,488	1,488
Property and equipment, net	118	118
Intangible assets (Customer relations)	37,420	25,278
Other current assets	126	126
Goodwill	24,456	17,995
Total assets	63,695	45,092
Accounts payable	(1,293)	(1,293)
Other current liabilities	(104)	(104)
Line of credit	(118)	(118)
Deferred Tax Liability, non-current	(14,968)	(9,706)
Total liabilities	(16,483)	(11,221)
Total net assets acquired	47,212	33,871
Total purchase consideration	$47,212	$33,871

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
In accordance with the stock purchase agreement, Luxoft Global Operations GmbH paid €16,862 or $18,898 upon closing of this transaction. Additionally, Luxoft agreed to pay further up to €5,000 or $5,540 in 2017 subject to Pelagicore achieving certain order backlog from defined clients till the end of 2017 calendar year. As of March 31, 2018 all of Luxoft's additional obligations before the sellers were fully settled in the amount of $5,292.
This acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The results of Pelagicore were included in the consolidated statements of comprehensive income from September 13, 2016.
The Group's financial statements reflect the final purchase price allocation based on the fair value of identified IP rights in the amount of $19,225 which will be amortized over a period of 8 years.
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
On the closing date, Luxoft USA, Inc. paid $37,896. In addition, according to the agreement, the sellers of Insys were entitled to a maximum of $2,500, $13,000 and $18,000, subject to Insys achieving certain revenue and EBITDA targets for the 2nd half of 2017 and 2018 and 2019 calendar years, respectively.
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
The Group's financial statements reflect the final purchase price allocation based on the fair value of identified Customer relations in the amount of $34,320 which will be amortized over a period of 10 years. The following schedule reflects the final purchase price allocation to the net assets acquired on July 15, 2016:

	As of July 15, 2016
	Originally reported	Final
Cash and cash equivalents	$2,301	$2,301
Accounts receivable	15,355	15,519
Other current assets	352	352
Property and equipment, net	230	230
Intangible assets (Trademark)	1,572	—
Intangible assets (Customer relations)	34,320	34,320
Goodwill	17,451	17,685
Total assets	71,581	70,407
Accounts payable	(6,857)	(7,157)
Deferred revenue	(508)	(508)
Line of credit	(6,380)	(6,380)
Total liabilities	(13,745)	(14,045)
Total net assets acquired	57,836	56,362
Total purchase consideration	$57,836	$56,362
In March 2017, the management of Luxoft and the former shareholders of Insys Group Inc. reached an agreement in negotiations regarding certain changes to the original SPA. The main changes include re-allocation of the earn-out percentages among the former Insys shareholders and introduction of a minimum guaranteed amount of the earn-out of $2,574. Additionally the maximum amount of the management earnout participation plan was decreased to a maximum of $3,000 due to resignation of one of the participants.
As of March 31, 2018, the fair value of contingent consideration was $325.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

4. Property and equipment
Property and equipment consisted of the following as of March 31:

	2018	2017
Land	$5,277	$5,277
Buildings	3,580	3,580
Motor vehicles, furniture and fixtures	19,798	16,737
Assets under capital lease	661	647
Leasehold improvements	16,362	15,894
Software	27,330	17,855
Computers and office equipment	57,798	55,183
Total cost	130,806	115,173
Accumulated depreciation	(79,262)	(66,141)
	51,544	49,032
Assets under construction	1,195	539
Property and equipment, net	$52,739	$49,571
Depreciation expense, including amortization of assets recorded under capital leases, was $21,587, $19,544 and $14,069 in 2018, 2017 and 2016, respectively.
5. Goodwill
Goodwill as of March 31, 2018, 2017 and 2016 comprises the following:

Luxoft
Balances at March 31, 2016	$30,285
Acquisition of Pelagicore (Note 3)	4,734
Acquisition of Insys (Note 3)	17,685
Symtavision measurement period adjustment	(653)
Acquisition of IntroPro (Note 3)	24,456
Acquisition of SME (Note 3)	411
Balances at March 31, 2017	$76,918
Acquisition of DerivIT (Note 3)	12,158
Acquisition of Unafortis (Note 3)	10,763
IntroPro measurement period adjustment	(6,461)
Unafortis measurement period adjustment	(3,256)
DerivIT measurement period adjustment	(1,214)
Balances at March 31, 2018	$88,908

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

6. Intangible assets
Intangible assets consisted of the following:

		As of March 31, 2018		As of March 31, 2017
	Weighted- average useful lives	Cost	Accumulated amortization	Cost	Accumulated amortization
Capitalized software development costs	5 years	$27,005	$(13,444)	$22,383	$(9,582)
Contract-based customer relationships	5 - 10 years	111,776	(40,749)	109,339	(28,324)
IP rights	5 - 8 years	31,764	(11,472)	31,764	(6,899)
Trade names and brands	8 - 10 years	1,985	(533)	1,990	(317)
Other	4 - 6 years	405	(369)	438	(362)
Total		$172,935	$(66,567)	$165,914	$(45,484)
Amortization expense for intangible assets for the year ended March 31, 2018, 2017 and 2016 was $21,086, $15,303 and $9,745 respectively.
Estimated future amortization expenses related to amortizable intangible assets are as follows:

Amortization
For the year ended March 31, 2019	$20,278
For the year ended March 31, 2020	17,002
For the year ended March 31, 2021	14,853
For the year ended March 31, 2022	12,631
For the year ended March 31, 2023 and thereafter	41,604
Total	$106,368
7. Impairment loss
During the year ended March 31, 2018, the Group recorded an impairment loss of $8,241 related to IntroPro client base, an asset identified upon acquisition of IntroPro, as discussed in Note 3. The impairment loss was caused primarily by a decrease in originally anticipated revenue growth rates, resulting in lower projections of the future cash flows that were not sufficient to support the carrying value of the asset. Assumptions used in measuring the fair value of the client base included the discount rates, attrition and revenue growth rates. In determining the estimated fair values of the client base, the Group employed a discounted cash flow analysis. The Group believes it is reasonably possible that the estimate of undiscounted cash flows may change in the near term resulting in additional impairment of the IntroPro customer base in amount of up to 3.3 mln USD. The Group’s estimate of cash flows might change because of the deterioration in the customer base attrition rate due to increased competition.
The Group also performed annual goodwill impairment test, which included a qualitative assessment of impairment indicators for all reporting units. No indicators of goodwill impairment were identified as of March 31, 2018.
The Group considers all current information in determining the need for or calculating the amount of any impairment charges, however, future changes in events or circumstances, could result in decreases in the fair values of its intangible assets and goodwill.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

8. Short-term borrowings
Credit facilities
Insys Group Inc. utilizes a credit facility provided by TD Bank N.A. The Loan and Security agreement was modified effective August 29, 2016, to provide an aggregate amount of $8.0 million at LIBOR plus 2.00% interest rate. The agreement expired on May 31, 2017. There was no outstanding amount as of March 31, 2018 and as of March 31, 2017 under this agreement.
Excelian Ltd uses an invoice discounting facility of up to £3.0 million provided by Royal Bank of Scotland. On November 19, 2016, the facility was reduced to £1.0 million. Under this arrangement Excelian Ltd can assign certain receivables in exchange for cash less a discount based on 1.90% per annum. On December 31, 2017 the facility was canceled.
On December 27, 2016, Luxoft USA Inc. and Luxoft Global Operations GmbH respectively entered into the Facility agreement with Amsterdam Trade Bank N.V. for the aggregate available credit amount up to $18.0 million. For both of the facilities the applied interest rate is the cumulative of the applicable LIBOR and a 3% margin. There was no outstanding amount as of March 31, 2018 under these agreements.
On February 20, 2014, Luxoft USA, Inc. entered into a credit facility agreement with Citibank, N.A. for up to $5.5 million. The loan bears an interest rate LIBOR plus 1.25% per annum. On December 31, 2017 the facility was canceled.
On November 20, 2013, Luxoft UK Ltd., Luxoft Eastern Europe Ltd. and Luxoft GmbH entered into an uncommitted Pre- and Post-Shipment Advances Facility Agreement with Citibank Europe PLC for up to $5.0 million. On November 13, 2014 Luxoft Global Operations GmbH acceded to the mentioned Facility Agreement as a Borrowing Entity. On November 25, 2016 Citibank increased the total credit amount available for the Group to $17.4 million. This is a continuing agreement and remains in full effect subject to its terms until 30 days after the bank's receipt of written notice of termination from the borrower's agent. Under this agreement the borrower can use pre- or post-shipment advance. The interest rate for pre-shipment is LIBOR plus 2.0% per annum and the interest rate for post-shipment is LIBOR plus 1.25% per annum. There was no outstanding amount as of March 31, 2018 and as of March 31, 2017 under this agreement.
On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement with BNP Paribas Dublin Branch. Under the agreement the Group can assign certain receivables in exchange for cash based on LIBOR for the relevant purchase term (30/60 days) plus 2.1% per annum. The current limit available under this facility is up to $30 million. There was no outstanding amount as of March 31, 2018 and as of March 31, 2017 under this agreement.
Overdraft facilities
On December 27, 2016 Luxoft International Company Ltd. entered into the Facility agreement with Amsterdam Trade Bank N.V. for up to $2.0 million of the available overdraft limit. The overdraft facility bears interest at a rate of one-month LIBOR plus 3.75% per annum. There was no outstanding amount as of March 31, 2018 and as of March 31, 2017, under this facility.
On November 12, 2013 Luxoft Professional Romania SRL entered into an overdraft facility agreement with ZAO Citibank for $0.9 million. The overdraft facility bears interest at a rate of one-month LIBOR plus 2.00% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. and Luxoft Professional, LLC. There was no outstanding amount as of March 31, 2018 and as of March 31, 2017, under this agreement.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

8. Short-term borrowings (Continued)
On October 25, 2012 Luxoft Professional, LLC entered into an overdraft facility agreement with ZAO Citibank for $3.0 million. The overdraft facility bears interest at a rate of one-month LIBOR plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by Luxoft Holding, Inc. There was no outstanding amount as of March 31, 2018 and as of March 31, 2017, under this facility.

9. Consideration payable for acquisitions
Payables for acquisitions consist of contingent consideration payable for acquisitions of businesses and software and deferred consideration payable for which contingencies have resolved. Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination and is subsequently remeasured to fair value at each reporting date as discussed in Note 2 above. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. Contingent consideration is categorized within Level 3 of the fair value hierarchy and transferred out of recurring fair value measurements when the contingency is resolved as current payable for business acquisition or software acquisition.
The following table presents the Group's consideration payable for acquisitions as of March 31, 2018 and 2017:

	As of March 31,
	2018	2017
Contingent payable for business acquisition	$2,718	$5,652
Contingent payable for software acquisition	—	26
Current payable for business acquisition	3,664	11,535
Current payable for software acquisition	33	8
Total payable for acquisitions, current	6,415	17,221
Contingent payable for business acquisition	2,895	32,206
Contingent payable for software acquisition	—	—
Non-current payable for business acquisition	—	—
Total payable for acquisitions, non-current	$2,895	$32,206
Total payable for acquisitions	$9,310	$49,427

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

9. Consideration payables for acquisitions (Continued)
The reconciliation from the opening balance to the closing balance for the Group's consideration payable is presented below:

	For the years ended March 31
	2018	2017
As of the beginning of the period	$49,427	$17,381
Additions	12,456	47,951
Payments	(19,258)	(4,577)
Measurement period adjustment	(21,812)	—
Transfers to additional paid-in capital	—	(1,107)
Foreign currency (gain) loss	622	(190)
Unwinding of discount for contingent liability	1,215	1,990
Gain from revaluation	(13,340)	(12,021)
As of the end of the period	$9,310	$49,427

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
From time to time the Group may also enter into foreign exchange SWAP contracts to buy and sell foreign currency at predetermined exchange rates in order to earn a fixed income as an alternative to placing a bank deposit. In such situations the Company may temporarily purchase the actual underlying (cash denominated in a foreign currency) as well as the derivative in one contract. Although the Group views the temporary purchase of the underlying as an integral part of the SWAP contract, it presents revaluation of the underlying under the "Net foreign exchange gain (loss)" caption of the consolidated statement of income. The change in fair value of the derivative itself is presented under the "Gain (loss) from derivative instruments" caption of the consolidated statement of income. During the year ended March 31, 2018 the Group earned fixed income in amount of $205.
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

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

10. Derivatives and hedging activities (Continued)
The reconciliation from the opening balance to the closing balance of foreign currency derivative instruments designated as cash flow hedges, respective accumulated other comprehensive income and foreign currency derivative instruments not designated as hedges for the years ended March 31, 2018 and 2017 is as follows:

	As of March 31, 2017	Gain/(loss) recognized in earnings	Gain/(loss) recognized in OCI	Settlement (net)	As of March 31, 2018
Non-hedge derivatives, including:
Swaps	$—	$(1,791)	$—	$1,791	$—
Forwards	731	—	—	(731)	—
Cash flow hedge derivatives, including:
Revenue	426	—	(3,662)	2,307	(929)
Cost of sales	(85)	—	733	(337)	311
Total	$1,072	$(1,791)	$(2,929)	$3,030	$(618)

	As of March 31, 2016	Gain/(loss) recognized in earnings	Gain/(loss) recognized in OCI	Settlement (net)	As of March 31, 2017
Non-hedge derivatives:
Forwards	$(866)	$1,349	$—	$248	$731
Cash flow hedge derivatives, including:
Revenue	(1,713)	—	$3,244	$(1,105)	426
Cost of sales	104	—	(1,154)	965	(85)
Total	$(2,475)	$1,349	$2,090	$108	$1,072

	As of March 31, 2017	(Gain)/loss recognized in OCI	Reclassified to earnings	As of March 31, 2018
Accumulated OCI, including
Revenue	$(292)	$3,662	$(2,638)	$732
Cost of sales	85	(733)	337	(311)
Income tax effect	201	(67)	—	134
Total	$(6)	$2,862	$(2,301)	$555

	As of March 31, 2016	(Gain)/loss recognized in OCI	Reclassified to earnings	As of March 31, 2017
Accumulated OCI, including
Revenue	$1,516	$(3,244)	$1,436	$(292)
Cost of sales	(104)	1,154	(965)	85
Income tax effect	—	201	—	201
Total	$1,412	$(1,889)	$471	$(6)

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

10. Derivatives and hedging activities (Continued)
The following table presents the fair values of the Group's derivative instruments that were designated as hedging instruments:

	Fair value
Derivatives Designated as Hedging Instruments	As of March 31, 2018	As of March 31, 2017
Assets:
Forwards (Cash flow hedge)	$158	$636
Total assets	158	636
Liabilities:
Forwards (Cash flow hedge)	(776)	(295)
Total liabilities	$(776)	$(295)
The following table presents the fair values of the Group's derivative instruments that were not designated as hedging instruments:

Fair value
Derivatives Not Designated as Hedging Instruments	As of March 31, 2018	As of March 31, 2017
Assets:
Swaps	$—	$—
Forwards	—	731
Total assets	$—	$731
Liabilities:
Swaps	—	—
Forwards	—	—
Total liabilities	$—	$—
As of March 31, 2018, the Group has entered into forward contracts to buy £7.6 million in total for $10.4 million in order to hedge the risk of U.S. dollar depreciation against the British pound for GBP-denominated expense; and forward contracts to sell €24.3 million in total for $29.5 million to hedge the risk of U.S. dollar appreciation against the Euro for Euro-denominated revenue. All forward contracts are subject to net settlement.
The fair values of the Group's derivative assets of $158 and liabilities of $776 have been classified as Level 2 as discussed in Note 2 above.

11. Other gain
Other gain consisted of the following:

	Year ended March 31,
	2018	2017	2016
Government grants	$1,423	$3,415	$2,885
Sublease	1,211	958	997
Buyout fee	360	549	—
Loss on disposal of fixed assets	(489)	(233)	(42)
Other gain	268	430	107
Total other gain, net	$2,773	$5,119	$3,947

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

During the year ended March 31, 2018, the Group either received cash or guaranteed cash receipts under 5 government grants across multiple jurisdictions in a total amount of $1,825, out of which $1,423 was recognized in other gain. The grants require certain investments in creation and maintaining new workplaces as well as certain capital expenditure during certain periods of up to year 2021. The Group recognizes grants received as other non-operating income based on the evidence that the company has fulfilled the grant's requirements.

12. Accrued liabilities
Accrued liabilities consist of the following as of March 31:

	2018	2017
Due to employees	$41,961	$32,328
Professional services	5,603	3,886
Other	2,029	2,299
Total	$49,593	$38,513

13. Related party transactions
The following table provides the balances with related parties as of March 31:
Due from related parties, current:

	2018	2017
Receivable from related parties	$1,157	$981
Loans due from employees	115	103
Total due from related parties, current	$1,272	$1,084
Due to related parties, current:

	2018	2017
Payable to related parties	$14	$460
Total due to related parties, current	$14	$460

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
Below are the turnovers of related parties:

	For the year ended March 31,
	2018	2017	2016
Sales of services	$2,357	$631	$5,592
Purchase of goods	589	347	708
Purchase of services	521	380	267

14. Shareholders' equity
The Company is authorized to issue 50,000,000 Class A ordinary shares and 30,000,000 Class B ordinary shares which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. As of March 31, 2018 and 2017, the Company' issued and outstanding share capital was as follows:

	March 31, 2018	March 31, 2017
Common stock issued:
Class A ordinary shares	22,946,399	22,104,012
Class B ordinary shares	11,117,582	11,436,022
Less: Common stock held in treasury	(61,874)	(93,813)
Common stock outstanding	34,002,107	33,446,221
The Company's authorized and issued common stock shares have no par value.
During the year ended March 31, 2018, the Company's shares held in treasury decreased by 31,939 shares or $2,604. The treasury shares were withheld to pay the withholding taxes upon the vesting of the instruments granted under SOP III program discussed in Note 18 below.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

14. Shareholders' equity (Continued)
In November, 2017, the Company's Board approved cancellation of the treasury shares in the amount of 134,900 shares so that they can be returned to authorized and unissued capital.
During the year ended March 31, 2018, 318,440 Class B ordinary shares were converted to Class A ordinary shares.
15. Income taxes
The Group's income is subject to taxation in the United States, United Kingdom, Switzerland and various other states and foreign jurisdictions. Our major tax jurisdictions are Switzerland, United States,Russia, Poland, Romania, United Kingdom and Germany.
Income tax expense consisted of the following:

	For the years ended March 31,
	2018	2017	2016
Current income tax expense	(9,913)	(11,260)	(12,670)
Deferred tax benefit	4,140	3,395	562
Total income tax expense	(5,773)	(7,865)	(12,108)
The reconciliation between the income tax expenses reported in the accompanying consolidated financial statements and income before taxes applicable to the Group's income is provided below:

	Years ended March 31,
	2018	2017	2016
Computed expected tax at different tax rates of subsidiaries	(9,976)	(10,596)	(10,533)
Tax effect of non-deductible expenses and non-taxable income at applicable tax rates	444	336	(446)
Accrued tax claims	62	(70)	(353)
Excess tax benefit on SOP	446	1,411	—
Exchange difference	207	484	(102)
Tax loss carryforwards	1,110	(85)	(674)
Change in tax rate	1,771	—	—
Benefit from a change in tax position	163	655	—
	(5,773)	(7,865)	(12,108)

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

15. Income taxes (Continued)
The following table summarizes major components of the Group's deferred tax assets and liabilities:

	For the years ended March 31,
	2018	2017
Deferred tax assets
Accrued operating expenses	$4,313	$2,377
Net operating loss / Tax loss carryforwards	4,235	4,642
Intangible assets and goodwill	2,900	3,647
Accrued expense for stock-based compensation	549	781
Deferred revenue	295	111
Other	473	389
Total deferred tax assets	$12,765	$11,947
Valuation allowance	(1,443)	(1,724)
Total deferred tax assets after valuation allowance	$11,322	$10,223
Deferred tax liabilities
Accounts receivable and revenue accruals	(2,516)	(766)
Inventory and deferred cost of revenue	(769)	(523)
Property and equipment	(2,294)	(2,116)
Intangible assets and goodwill	(12,224)	(20,302)
Total deferred tax liabilities	$(17,803)	$(23,707)
Net deferred tax asset, non-current	4,349	3,423
Net deferred tax liability, non-current	(10,830)	(16,907)
Net deferred tax liabilities	$(6,481)	$(13,484)
For financial reporting purposes, a valuation allowance was recorded to reflect management's best estimate of the realization of deferred tax assets related to net operating loss carryforwards of certain loss-making subsidiaries of the Group. Valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the foreseeable future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and tax planning strategies.
At March 31, 2018 the Group had net operating loss carryforwards of $17,652. Majority of those losses were incurred in Sweden, Germany, United Kingdom, United States, and Canada. Group's net operating loss carryforwards are not going to expire in the foreseeable future. Tax benefit related to recognition of net operating losses was $477 for the year ended March 31, 2018.
On December 22, 2017, the United States enacted Tax Cuts and Jobs Act ("TCJA"), which is generally effective for the tax years beginning after December 31, 2017. TCJA includes the reduction of a headline U.S. federal rate from 35% to 21%, a major overhaul of the U.S. international taxation principles, as well as changes in several domestic taxation provisions. The Group’s U.S. subsidiaries are not expected to be materially affected by the international provisions of TCJA. As a result of TCJA enactment the Group has recorded a provisional one-time deferred income tax benefit of $1,861 resulting from the revaluation of U.S. net deferred income tax liabilities to the new lower U.S. income tax rate. The U.S. government and state tax authorities are expected to continue to issue guidance regarding the TCJA, which may result in adjustments to the recorded provisional amounts.
Undistributed earnings of foreign subsidiaries that are indefinitely reinvested were $17,464 and $15,736 as of March 31, 2018 and 2017, respectively. The Group has not recognized deferred tax liability for temporary differences related to investments in foreign Subsidiaries of the Group that are essentially permanent in duration. If such earnings and other basis differences in our investment in foreign Subsidiaries were to be repatriated in the future, they would be subject to various income taxes and applicable withholding taxes. The amount of the unrecognized deferred tax liability related to such investments in foreign Subsidiaries that are indefinitely reinvested were $905 and $804 as of March 31, 2018 and 2017, respectively.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

15. Income taxes (Continued)
The subsidiary in Poland conducts a part of its operational activities in the territory of Krakow special economic zone ("SEZ") under the permit, which entitles the Group to use a tax incentive. The Group's profit generated from operations in the SEZ is tax exempt within the amount of tax credit calculated based on eligible investments. Since the amount of the relevant tax credit currently exceeds the amount of tax payable with respect to profits earned in the SEZ, the Group pays no income tax in relation to its operations in the SEZ. The amount of tax benefit received through the utilization of investment tax credit was $393 for the year ended March 31, 2018 and $581 for the year ended March 31, 2017.
Goodwill deductible for income tax purposes amounted to $19,861 as of March 31, 2018.
Income before income tax is attributed to the geographic locations as follows:

	For the years ended March 31,
	2018	2017	2016
Domestic	$(9,506)	$(3,248)	$(9,996)
Foreign	72,292	73,751	92,355
Total income before tax expense	$62,786	$70,503	$82,359
Uncertain tax positions
The Group's policy is to recognize interest and penalties related to uncertain tax positions as a component of its provision for income taxes. There was no accrued interest and penalties resulting from such unrecognized tax benefits at March 31, 2018 and March 31, 2017. The aggregate changes in the balance of unrecognized tax benefits were as follows:

	For the years ended March 31, 2018	For the years ended March 31, 2017
Balance, beginning of the year	$408	$353
Settlements	(53)	—
Decreases related to prior year tax positions	(62)	—
Increases related to prior year tax positions	—	55
Balance, end of the year	$293	$408
The total amount of unrecognized tax benefits of $293 as of March 31, 2018 and $408 as of March 31, 2017, if recognized would affect Group's effective tax rate for the respective years. It is reasonably possible that $293 of unrecognized tax benefits may significantly increase or decrease within 12 months, subject to finalization of administrative proceedings with IRS related to 2010-2014 tax audit.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

15. Income taxes (Continued)
Group's operations in major tax jurisdictions are subject to examination for tax years 2012 through 2018, some of which are currently under audit by local tax authorities. The IRS completed its examination up to and including 2014 tax year. All issues have been concluded except for one issue related to application of R&D tax credits, which is being resolved. The Russian tax authorities are currently examining our 2014 through 2016 tax returns.

16. Commitments and contingencies
The Group leases office space from third and related parties, total rent expense incurred under operating leases is the following:

For the Years ended March 31,
2018	2017	2016
$25,830	$22,051	$23,690
Minimal lease payments under non-cancellable operating lease contracts are expected to be as follows:

Minimal lease payments
For the year ended March 31, 2019	$31,683
For the year ended March 31, 2020	18,728
For the year ended March 31, 2021	14,260
For the year ended March 31, 2022	10,807
For the year ended March 31, 2023	6,243
Total	$81,721
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
During year ended March 31, 2018, USD depreciated against Euro by 13.3% and was on average 6.1% lower than during year ended March 31, 2017. British pound and Russian ruble were on average 1.7% higher and 8.1% lower, respectively, than during year ended March 31, 2017.
Taxation
The tax legislation and practice in some jurisdictions in which the Group operates is unpredictable and gives a rise to significant uncertainties. In particular, the tax, currency and customs legislation in Central and Eastern European (CEE) and Asia Pacific (APAC) jurisdictions are subject to varying interpretations and changes, which can occur frequently. Tax laws in these jurisdictions have been in force for a relatively short period of time as compared to tax laws in more developed market economies, and tax authorities are often somewhat less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods. It is possible that tax positions that have not been challenged by tax authorities in the past may be contested. Significant developments in transfer pricing rules, introduction of controlled foreign corporation legislation and other recent changes in tax laws bring additional uncertainty to the Group's tax affairs.
As of March 31, 2018, management believes that its interpretation of the relevant legislation is appropriate and that the Group's tax positions will be sustained. However, due to the above reasons, it is at least reasonably possible that relevant governmental authorities in CEE and APAC countries may attempt to assess additional income and non-income taxes, against the Group or certain of its Subsidiaries. It is not practicable to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Management will vigorously defend its positions if such claims are raised.
The Group's operations and financial position will continue to be affected by CEE and APAC countries' application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect could have a severe impact on the Group's operations and its financial position.
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
Geographic area information
Revenues by geographical location are as follows, based on the location of the customers:

	For the years ended March 31,
	2018	2017	2016
North America	$308,770	$266,429	$209,582
Europe (excl. UK)	295,777	235,522	157,517
UK	200,024	213,547	223,567
Russia	52,200	36,905	32,748
APAC	42,618	26,585	24,689
Other	7,377	6,573	2,649
Total revenues by geographical location	$906,766	$785,561	$650,752

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

17. Segment information (Continued)
Geographical information about the Group's long-lived assets is based on locations where the assets are accumulated:

	As of March March 31
	2018	2017
North America	$94,121	$133,394
Europe (excl. UK)	118,908	97,461
UK	12,538	14,238
Russia	10,886	10,030
APAC	24,563	1,230
Other and intercompany elimination	(830)	4,395
Total	$260,186	$260,748
Client Information
Revenues from the transactions with external customers with individual turnover over 10% and over 5% of total revenues are the following:

	For the years ended March 31
	2018	2017	2016
Revenues over 10% of total revenues	$314,574	$340,538	$340,189
Revenues over 5% of the total revenues	314,574	388,863	387,114

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
On November 10, 2015, the share pool available for the Plan was extended to 2,452,000 Class A common shares, with no par value. Additionally, on that date, the Company's Board approved further annual allocation of Class A common shares to the Plan. The available for issuance share pool will be not more than the lesser of 2% of the total Company's outstanding number of shares on December 31 of the immediately preceding calendar year, and 1,000,000 shares.

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
All instruments currently granted within the Plan by the Company are accounted for as equity instruments. The compensation expense is recognized over the requisite service period which coincides with the vesting period.
Upon exercise of the instruments, the participants receive a certain number of the Company's shares. For residents of the USA, the UK, Switzerland, Sweden or Germany personal income tax arising from exercise of the instruments in accordance with the tax legislation of the country of the participant's residence is withheld by the Company in form of treasury shares.
The amount of expenses for the years ended March 31, 2018, 2017 and 2016 included in the accompanying statements of comprehensive income was as follows:

	2018	2017	2016
SOP III	19,078	19,094	12,043
CEO remuneration	8,702	8,702	4,970
Top Management bonus	1,188	1,188	1,188
Total	28,968	28,984	18,201
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
164,257
The first, second and third tranches were vested and exercised as of March 31, 2018. The fourth tranche was pending approval of the Company's Board of Directors which took place in May 2018. The following schedule presents the information about the RSUs outstanding as of March 31, 2018 and March 31, 2017:

	As of March 31
	2018	2017
The quantity of RSUs outstanding, units	65,704	98,555
The weighted-average remaining contractual term, days	365	548
The intrinsic value of the RSUs outstanding	$2,691	$6,165
The intrinsic value of the RSUs exercised during financial years 2017 and 2018 was $1,915 and $2,155 respectively.
As of March 31, 2018, the total compensation cost related to non-vested RSUs not yet recognized was $1,188.
Additionally, based on the results of the fiscal year ended March 31, 2017, the Board of Directors approved bonus in the form of shares in amount of $613, which resulted in issuance of 9,130 shares respectively. This expense was included in the total expense on Top Management bonus in the form of shares.
CEO remuneration
In accordance with the program approved on November 14, 2014, 328,513 RSUs were granted to the CEO of the Company on December 16, 2014. The RSUs are subject to vesting in annual increments over a five-year period. The program does not provide for an automatic exercise of the vested RSUs and requires a submission of an exercise notice.
On November 10, 2015, additional 328,513 RSUs, subject to service and market conditions, were granted to the CEO. The RSUs will vest on August 12, 2019, subject to continued employment and certain level of average market capitalization of the Company during the last 6 months prior to the vesting date.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

18. Share-based compensation (Continued)
The grant-date share prices in U.S. dollars for the two grants were as follows:

	Granted on December 16, 2014	Granted on November 10, 2015
Grant-date share price	36.21	70.3
The RSUs have no exercise price. The vesting schedule for both grants is presented below:

RSUs
August 12, 2015	65,703
August 12, 2016	65,703
August 12, 2017	65,703
August 12, 2018	65,703
August 12, 2019	394,214
657,026
As of March 31, 2018, the first, second and third tranches were vested and exercised. The following schedule presents the information about the RSUs outstanding as of March 31, 2018 and 2017:

	As of March 31,
	2018	2017
The quantity of RSUs outstanding, units	459,917	657,026
The weighted-average remaining contractual term, days	447	727
The intrinsic value of the RSUs outstanding	$18,834	$30,026
The intrinsic value of the RSUs exercised during financial years 2018 and 2017 was $9,313 and nil respectively.
As of March 31, 2018, the total compensation cost related to non-vested instruments not yet recognized was $11,873.
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
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

18. Share-based compensation (Continued)
The SOP III provides for the grant of SARs, RSUs and PSA to the current and prospective employees and consultants of the Group. The following table presents the vesting schedule of the instruments granted:

	PSAs	SARs	RSUs
For the year ended March 31, 2016	264,690	91,652	145,144
For the year ended March 31, 2017	356,612	134,339	240,340
For the year ended March 31, 2018	361,272	139,275	360,008
For the year ended March 31, 2019	507,745	195,515	314,351
	1,490,319	560,781	1,059,843
RSUs awarded under the SOP III entitle the holder to receive a fixed number of Class A shares at no cost subject to continued service conditions. The holders of RSUs have no rights to dividends or dividends equivalent. Since the exercise price of the RSUs granted under the SOP III is zero, the fair values of the grants were measured using fair values of shares at the date of grant adjusted for 3% annual attrition rate.
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
The fair value of SARs and PSAs was measured using Longstaff—Schwartz model. Valuation of SARs and PSAs was made using the following assumptions:

Risk free interest rate	2%
Expected dividend yield	—%
Attrition rate	3%
Volatility factor	40%

The following grant-date share prices were used in the valuation:

Grant date	Grant-date share price, $	Grant date	Grant-date share price, $	Grant date	Grant-date share price, $
December 16, 2014	36.21	August 31, 2016	51.31	August 22, 2017	48.10
January 1, 2016	71.36	November 10, 2016	48.85	November 16, 2017	46.95
February 11, 2016	55.64	November 14, 2016	54.85	November 17, 2017	53.20
April 1, 2016	56.46	February 15, 2017	57.55	December 5, 2017	51.90
May 12, 2016	58.30	May 22, 2017	65.60	February 12, 2018	54.20
June 27, 2016	52.66	June 27, 2017	62.20

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

18. Share-based compensation (Continued)
The following table reconciles the quantity of restricted stock units, stock appreciation rights and performance share awards as of March 31, 2017, to the quantity as of March 31, 2018:

	RSUs	SARs	PSAs
Outstanding as of March 31, 2017	474,220	351,323	939,158
Granted during the period	160,699	—	48,733
Exercised during the period	(322,942)	(84,166)	(230,236)
Forfeited during the period	(71,339)	(85,273)	(61,391)
Outstanding as of March 31, 2018	240,638	181,884	696,264
The following table summarizes information about restricted stock units, stock appreciation rights and performance share awards for the period from March 31, 2017 to March 31, 2018:

	RSUs		SARs		PSAs
	Quantity	Weighted Average grant-date fair value, $	Quantity	Weighted Average grant-date fair value, $	Quantity	Weighted Average grant-date fair value, $
Non-vested as of March 31, 2017	474,220	41.35	254,019	5.53	757,558	5.80
Granted during the period	160,699	57.36	—	—	48,733	22.00
Vested during the period	(322,942)	47.53	(93,288)	5.30	(308,886)	6.42
Forfeited during the period	(71,339)	44.05	(85,273)	6.25	(61,391)	5.16
Non-vested as of March 31, 2018	240,638	42.96	75,458	5.01	436,014	7.26

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

18. Share-based compensation (Continued)
The schedule below summarizes the information about restricted stock units, stock appreciation rights and performance share awards outstanding and exercisable as of March 31, 2018:

	Restricted stock units	Stock Appreciation Right	Performance Share Award
Outstanding as of March 31, 2018
Quantity of outstanding instruments	240,638	181,884	696,264
Intrinsic value	$9,854	$661	$5,527
Weighted-average remaining contractual term, days	81	96	91
Vested and exercisable as of March 31, 2018
Number of instruments	—	106,426	260,250
Intrinsic value, in thousands of the U.S. dollars	$—	$2,226	$1,172
The following table summarizes information about the intrinsic value of Company's restricted stock units, stock appreciation rights and performance share awards exercised during 2017 and 2018:

	2018	2017
Total intrinsic value of RSUs exercised	$11,837	$11,052
Total intrinsic value of SARs exercised	$1,476	$680
Total intrinsic value of PSAs exercised	$5,073	$4,746
The total compensation cost related to non-vested awards not yet recognized is $22,842 at March 31, 2018.
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
The following table sets forth the computation of basic and diluted earnings per share:

	Years ended March 31,
	2018		2017		2016
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands U.S. dollars, except share amounts and EPS)
Basic EPS
Numerator
Net income attributable to the Group	$37,986	$19,027	$40,346	$22,292	$42,976	$27,275
Denominator
Weighted average number of ordinary shares	22,455,494	11,247,575	21,436,667	11,844,104	20,156,818	12,792,989
Basic EPS
Net income attributable to the Group	$1.69	$1.69	$1.88	$1.88	$2.13	$2.13
Net income attributable to the Group	37,986	19,027	40,346	22,292	42,976	27,275
Reallocation of net income as a result of conversion of Class B to Class A ordinary shares	19,027	—	22,292	—	27,275	—
Net income attributable to the Group	$57,013	$19,027	$62,638	$22,292	$70,251	$27,275
Denominator
Conversion of Class B to Class A shares	11,247,575	—	11,844,104	—	12,792,989	—
Stock option plans	544,736	544,736	719,903	719,903	1,138,407	1,138,407
Diluted weighted average number of ordinary shares outstanding	34,247,805	11,792,311	34,000,674	12,564,007	34,088,214	13,931,396
Diluted net income attributable to the Group per share	$1.66	$1.61	$1.84	$1.77	$2.06	$1.96

20. Employee Benefit Plans
Luxoft Global Operations GmbH and Excelian Luxoft Financial Services AG maintain mandatory defined benefit pension plans in accordance with the legislation of Switzerland, which obliges all Swiss employers to provide a minimum

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

20. Employee Benefit Plans (Continued)
pension plan for their employees. According to the plan, contributions are defined by the plan regulations and cannot be decreased without amending the plan regulations. In pension funds the employer has to pay at least as much as the employees. Swiss pension funds are legally independent from the employer. Funding is granted there by means of defined savings contributions on individual retirement assets implementing a guaranteed interest rate (1.25% for 2016, 1.00% for 2017 and 1.00% for 2018) and a fixed conversion rate of 6.8% for old age pensions mandatory part of the of the retirement asset.
The Group accounts for its defined benefit pension plans in accordance with ASC Subtopic 715-30, Defined Benefit Plans—Pension. Benefits under this plan are based on the employees' years of service and compensation.
The present value of the Projected Benefit Obligation (PBO) is determined using the projected unit method. The following inputs were used in benefit calculations:

	Years ended March 31,
	2018	2017
Discount rate at April 1, 2017 and 2016	0.6%	0.5%
Expected rate of return on plan assets at April 1, 2016 and 2015	2.5%	2.5%
Discount rate at March 31, 2018 and 2017	0.9%	0.6%
Expected rate of return on plan assets at March 31, 2018 and 2017	1%-2.5%	2.5%
Future salary increases	1.5%	1.0%
Future pension increases	0.0%	0.0%
Expected average remaining working lives in years	11	11
Mortality and disability rates used were in accordance with the mortality tables "BVG 2015" (generation tables) published in December 2015.
Luxoft Global Operations GmbH is affiliated via contract with the collective foundation AXA Foundation for Occupational Benefits. Excelian Luxoft Financial Services AG is affiliated via contract with the pension fund Profond. As there is no financial statement for each contract separately, the plan assets at fair value correspond to the lump sum of savings of the plan participants at reporting date. The collective foundation is responsible for the investment of the assets. The plan assets consist entirely of insurance assets.
On 3rd April 2018, Profond announced to decrease the future conversion rates from 6.80% in 2018 to 6.20% in 2021 (men, retirement age 65). The reduction of future benefits was calculated as of March 31, 2018 and decreases the projected benefit obligation by 412. The plan amendment was accounted for as a prior service credit in accumulated other comprehensive loss as of March 31, 2018 to be amortized in profit or loss over the remaining service years starting next financial year.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

20. Employee Benefit Plans (Continued)
The change in the projected benefit obligations for the years ended March 31, 2018 and 2017 is as following:

	For the years ended March 31,
	2018	2017
Balance at the beginning of period	$1,041	$1,989
Acquisition of Excelian Luxoft Financial Services AG	7,213	—
Interest cost	33	9
Current service cost	623	458
Prior service costs	132	—
Contributions by plan participants	2,708	(742)
Actuarial loss on obligation	1,304	(619)
Plan amendments	(412)	—
Foreign currency exchange rate changes	369	(54)
Balance at the end of period	$13,011	$1,041
The fair value of pension plan's investments is presented below. The valuation techniques used to measure the fair value of these assets are discussed in Note 2 and have been applied consistently.

	For the years ended March 31,
	2018	2017
Balance at the beginning of period	$625	$1,199
Acquisition of Excelian Luxoft Financial Services AG	5,010	—
Actual return on plan assets	484	(50)
Contribution paid	403	251
Contributions by plan participants	132	—
Benefits (paid)/deposited	2,708	(742)
Foreign currency exchange rate changes	253	(33)
Balance at the end of period	$9,615	$625
The funding status of the plan and the amounts recognized in the statement of financial position as of March 31, 2018 and 2017, respectively, are as follows:

	As of March 31,
	2018	2017
Benefit obligations	$13,011	$1,041
Fair value of plan assets	9,615	625
Underfunded	$3,396	$416
At March 31, 2018 and 2017, the net plan liabilities in amounts of $3,396 and $416, respectively, were recognized within other non-current liabilities.

Luxoft Holding, Inc
Notes to consolidated financial statements (Continued)
(In thousands of U.S. dollars, except share amounts)

20. Employee Benefit Plans (Continued)
For the years ended March 31, 2018, 2017 and 2016, the Group recognized $566, $483 and $413 respectively, of net periodic pension cost within selling, general and administrative expenses and $498 loss, $583 gain and $378 gain in accumulated other comprehensive loss.
At March 31, 2018 and 2017, accumulated other comprehensive loss was $545 and $47, respectively.
In 2019 financial year, the Group estimates to amortize $45 of prior service cost and $8 of net actuarial loss from accumulated other comprehensive income into pension cost.
21. Subsequent events
In April 2018, the Group made a payment to former IntroPro shareholders in accordance with the share purchase agreement in the amount of $3,664 (Note 3).
On April 9, 2018 the Group announced a program to repurchase up to an aggregate of $60 million of its outstanding Class A ordinary shares. The repurchases may be made from time to time on the open market at prevailing market prices and will be funded from available cash. As of June 30, 2018 the Group repurchased 382,585 shares in amount of $13,752.
On June 1, 2018, Luxoft USA, Inc. and Insys Group, Inc. entered into a Credit Agreement with TD Bank, N.A. for the aggregate available credit amount of up to $20.0 million. Concurrently with that, each borrower entered into a Security Agreement in favor of the lender. The interest rate is the cumulative of the applicable LIBOR and a 2.00% margin.
On June 15, 2018, the Group completed the acquisition of Smashing Ideas LLC, a Seattle-based design and innovation agency. Pursuant to the share purchase agreement the total consideration for the sale and purchase of 100% of shares of Smashing Ideas LLC was $11,493 cash payment. The Group expects that a significant portion of the purchase price will be allocated to goodwill.